CIBC◆

# Annual Report 2025

# Who we are

CIBC is a leading and well-diversified North American financial institution committed to creating enduring value for all our stakeholders – our clients, team, communities and shareholders. We are guided by our purpose – to help make your ambition a reality, and we are activating our resources to create positive change and contribute to a more equitable, inclusive and sustainable future.

Across our bank and our businesses – Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets – our 50,000 employees bring our purpose to life every day for our 15 million personal banking, business, public sector and institutional clients in Canada, the U.S. and around the world.

# Our strategy

Throughout 2025, we continued to execute our strategy with a goal of delivering exceptional client experience and top-tier shareholder returns while maintaining our financial strength, risk discipline and advancing our purpose-driven culture. Going forward, we will continue to drive long-term growth and build on our momentum with a client-focused, connected and performance-driven approach that is underpinned by four strategic priorities:

1. Growing our mass affluent and private wealth franchise;
2. Expanding our digital-first personal banking capabilities;
3. Delivering connectivity and differentiation to our clients; and
4. Enabling, simplifying and protecting our bank.



## Table of contents

# 2025 highlights



**$8.5B**
Reported net income



**14.3%**
Reported return on equity[1]



**39.1%**
Total shareholder return[1]



**$8.5B**
Adjusted net income[2]



**14.4%**
Adjusted return on equity[2]



**13.3%**
Common Equity Tier 1 (CET1) ratio[3]

(1) For additional information on the composition of these specified financial measures, see the "Glossary" section of the management's discussion and analysis (MD&A).

(2) Adjusted measures are non-GAAP measures. For additional information, see the "Non-GAAP measures" section of the MD&A, including the quantitative reconciliation of reported GAAP measure to adjusted net income on pages 13 to 15.

(3) Calculated pursuant to Office of the Superintendent of Financial Institutions (OSFI) Capital Adequacy Requirements (CAR) Guideline, which is based on Basel Committee on Banking Supervision (BCBS) standards.

# 2025 performance at a glance

## Business mix
(% reported revenue)



**41%**
Canadian Personal and Business Banking

**24%**
Canadian Commercial Banking and Wealth Management

**11%**
U.S. Commercial Banking and Wealth Management

**21%**
Capital Markets

**3%**
Corporate and Other

## Reported earnings per share
($)



5.17 — 23
7.28 — 24
**8.57** — **25**

## Adjusted earnings per share[1]
($)



6.73 — 23
7.40 — 24
**8.61** — **25**

## Reported revenue
($ billions)



23.3 — 23
25.6 — 24
**29.1** — **25**

## Dividend
($/share)



3.44 — 23
3.60 — 24
**3.88** — **25**

(1) Adjusted measures are non-GAAP measures. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the "Non-GAAP measures" section of the MD&A.

# Financial highlights

| For the year ended October 31 (Canadian $ in billions, except as noted) | 2025 | 2024 |
|---|---|---|
| **Financial results** | | |
| Revenue | **29.1** | 25.6 |
| Provision for credit losses | **2.3** | 2.0 |
| Expenses | **15.9** | 14.4 |
| Reported/Adjusted net income[1] | **8.5/8.5** | 7.2/7.3 |
| Adjusted pre-provision, pre-tax earnings[1] | **13.3** | 11.3 |
| **Financial measures (%)** | | |
| Reported[2]/Adjusted efficiency ratio[1] | **54.4/54.3** | 56.4/55.8 |
| Reported[2]/Adjusted return on common shareholders' equity (ROE)[1] | **14.3/14.4** | 13.4/13.7 |
| Net interest margin on average interest-earnings assets[2][3] | **1.55** | 1.47 |
| Net interest margin on average interest-earnings assets (excluding trading)[4] | **1.93** | 1.79 |
| Total shareholder return | **39.1** | 87.6 |
| **Common share information** | | |
| Reported/Adjusted diluted earnings per share[1] | **8.57/8.61** | 7.28/7.40 |
| Market capitalization | **107.7** | 82.1 |
| **Dividends (%)** | | |
| Dividend yield | **3.3** | 4.1 |
| Reported[2]/Adjusted dividend payout ratio[1] | **45.0/44.8** | 49.4/48.5 |
| **Net income by strategic business unit** | | |
| Canadian Personal and Business Banking | **3.1** | 2.9[5] |
| Canadian Commercial Banking and Wealth Management | **2.3** | 2.1[5] |
| U.S. Commercial Banking and Wealth Management | **1.0** | 0.5[5] |
| Capital Markets | **2.3** | 1.6[5] |

# 2025 financial scorecard

| | Medium-term target [6] | Reported results | Adjusted results[1] |
|---|---|---|---|
| Diluted earnings per share (EPS) growth | 7%–10% annually | **3-year CAGR[7] = 8.7%** <br> **5-year CAGR[7] = 15.8%** | **3-year CAGR = 6.9%** <br> **5-year CAGR = 12.2%** |
| Return on equity (ROE)[2] | At least 15%+ | **3-year average = 12.7%** <br> **5-year average = 13.6%** | **3-year average = 13.8%** <br> **5-year average = 14.6%** |
| Operating leverage[2] | Positive | **3-year average = 2.6%** <br> **5-year average = 2.3%** | **3-year average = 1.8%** <br> **5-year average = 0.8%** |
| CET1 ratio | Strong buffer to regulatory requirement | **13.3%** | |
| Dividend payout ratio[2] | 40%–50% | **3-year average = 53.6%** <br> **5-year average = 50.3%** | **3-year average = 48.1%** <br> **5-year average = 46.2%** |

| | Outperform the S&P/TSX Composite Banks Index over a rolling three- and five-year period | **3-year** | **5-year** |
|---|---|---|---|
| Total shareholder return | | **CIBC:** 119.5% | 199.8% |
| | | **Banks Index:** 73.7% | 159.1% |

(1) Adjusted measures are non-GAAP measures. For additional information, see the "Non-GAAP measures" section of the MD&A, including the quantitative reconciliations of reported GAAP measures to: adjusted net income on pages 13 to 15; and adjusted pre-provision, pre-tax earnings on page 15.
(2) For additional information on the composition of these specified financial measures, see the "Glossary" section of the MD&A.
(3) Average balances are calculated as a weighted average of daily closing balances.
(4) Net interest margin on average interest-earnings assets (excluding trading) is computed using total net interest income minus trading net interest income, excluding the applicable TEB adjustment included therein, divided by total average interest-earning assets minus average trading interest-earning assets. For additional information, see the "Glossary" section of the MD&A.
(5) Certain prior period information has been revised. For additional information, see the "External reporting changes" section of the MD&A.
(6) Medium-term targets are defined as through the cycle and are calculated based on adjusted measures for diluted EPS growth, ROE, operating leverage and dividend payout ratio.
(7) The 3-year compound annual growth rate (CAGR) is calculated from 2022 to 2025 and the 5-year CAGR is calculated from 2020 to 2025.

# At CIBC, sustainability is reflected within our purpose.

# We imagine a more equitable, inclusive and sustainable world—where we can help everyone achieve their ambitions.

Each year, CIBC is recognized for its dedication to sustainable business practices, community impact, employee initiatives and other achievements.

   









CIBC's internal generative artificial intelligence (Gen-AI) platform was named the Best Gen-AI Initiative Award by The Digital Banker for the second year in a row

CIBC's innovative artificial intelligence (AI)-powered voice assistant won the 2025 Digital CX Award for Best Use of AI for Customer Experience

Recognized by Global Finance's Sustainable Finance Awards in 2025 for Best Sustainable Finance Bank in Canada, Best Bank for Green Bonds in North America, and Best Bank for Sustaining Communities in North America

Recognized by IJGlobal ESG Awards as 2025 Global Lender of the Year

# Our commitment to sustainability

Achieving our sustainability ambitions requires enterprise-wide collaboration and partnership. We are strengthening our partnerships and investing across the broader ecosystem to deliver for our clients, team members and communities.

 **Innovation**

- First major Canadian bank to sign the Government of Canada's Voluntary Code of Conduct on the Responsible Development and Management of Advanced Generative AI Systems
- Strengthened AI governance with enterprise-wide oversight through enhanced AI Governance and Risk Assessment Committees
- Scaled Gen-AI platform (CIBC AI) enterprise-wide, with foundational AI training rolled out to all team members globally
- Continue investing in the future by advancing AI research, enhancing internal upskilling for executives and employees and strengthening partnerships with AI thought leaders at the Vector Institute, as well as leading educational institutions such as the Massachusetts Institute of Technology and the University of Toronto

 **Economic inclusion**

- Provided US$105 million in financing for 425 affordable housing units in the U.S. serving low- and moderate-income households[1]
- Expanded support for skilled trades with our new Business Banking program. This initiative builds on the success of CIBC's first-of-its-kind skilled trades Personal Banking program. Together, these initiatives are designed to enhance support for a sector that is crucial to the Canadian economy.
- Continued to advance on our commitment to providing $12 billion in new or increased credit authorizations to small and medium enterprises from 2025 to 2027[2]
- Strengthened CIBC's commitment to nationwide educational access by supporting 500 young changemakers from the Black community through the $2 million TELUS Momentum Student Bursary, powered by CIBC Foundation, and celebrated the 40th anniversary of CIBC Miracle Day by donating $1 million to the Breakfast Club of Canada to support breakfast programs for children
- Progressed towards our commitment of providing $800 million in community investment over 10 years (2023–2032)[3]

 **Climate-related finance and stewardship**

- Hosted our second annual Electrification Summit and third annual Carbon Summit, bringing together key stakeholders across the value chain to drive critical dialogue on energy transition
- Continued our efforts to progress on our commitment to provide $100 million in limited partnership investments dedicated to investing in climate technology and energy transition funds
- Achieved our 30% reduction target for absolute Scope 1 and Scope 2 operational greenhouse gas (GHG) emissions in 2024 (relative to a 2018 baseline, in Canada and the U.S.), and remain dedicated to ongoing efforts to manage and further reduce GHG emissions[4]

 **Reconciliation**

- Expanded personal banking solutions for Indigenous communities in Canada
- Increased partnerships with First Nations across Canada under the Indigenous Housing Loan Program supporting on-reserve housing development
- Achieved 21% growth in our Indigenous Commercial Banking business[5]
- Silver-level standing in the Partnership Accreditation in Indigenous Relations program, from the Canadian Council for Indigenous Business

 **Operational resilience**

- Continuing to build foundational capabilities through our ongoing enterprise program with executive accountability to prepare for climate and sustainability disclosure regulations, prioritizing OSFI's Guideline B-15 on Climate Risk Management. This includes strengthening processes and controls, and identifying technology and data enhancements, such as asset-level physical risk analysis.
- Further secured our digital assets through an enriched security posture, including implementing advanced data protection methods, next-generation authentication and network security solutions to enhance access to systems, along with an interactive cyber security employee awareness program designed to respond to emerging threats

(1) The U.S. *Community Reinvestment Act (CRA)* requires that U.S. banks meet the needs of their communities, including for low- and moderate-income neighbourhoods. Affordable rental housing projects meet regulatory expectations and are intended to support renters with low or moderate incomes.
(2) Small enterprises are typically companies with revenue of less than $5 million and medium enterprises are typically companies with revenue of more than $5 million but less than $20 million. We track these authorizations using a monthly average for business clients in Business Banking, Private Banking, and Commercial Banking Independent Business segments.
(3) Includes cash and in-kind contributions (including sponsorships), employee volunteerism time, management costs, and employee giving and fundraising (Team CIBC).
(4) All Scope 1 and 2 emissions are calculated and disclosed using the following reporting standard: World Resources Institute/World Business Council for Sustainable Development, The Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard (Revised Edition) March 2004.
(5) Indigenous clients are identified through self-disclosure, as evidenced by their constating documents, or status card, as applicable. The growth reflects a year-over-year comparison of the monthly average deposit and lending balances held in Commercial Banking, calculated as of October 2025 versus October 2024. Lending balances are gross of allowances.

# Client experience

Across our entire bank, we're focused on being a trusted advisor to our clients, helping to make their ambitions a reality. In 2025, we continued to enhance their experience, making it easier to bank with us, improving their digital journey and deepening relationships. Here are a few of the many initiatives helping our clients achieve their ambitions.

**Delivered differentiated experiences for our Imperial Service clients:** This year, we continued to enhance the value proposition for our clients with exclusive offers and partnerships to deepen relationships. For our mass affluent clients, this included fostering meaningful engagements through exclusive partner perks and surprise-and-delight experiences that reinforced our appreciation for them banking with us. It's about knowing what matters to our clients and providing a seamless experience with personalized advice.

**Tailored insights, advice and financial planning:** We continue to help our clients manage their finances with ease. This year, more than 894,000 clients completed our CIBC Smart Planner tool, providing them with timely insights into their spending habits to help them track and manage their goals. Our financial advisors have also helped more than 430,000 households build a personalized financial plan using our goal-setting platform, CIBC GoalPlanner. We continue to see higher satisfaction scores from clients that have experienced these tools as we help them achieve their ambitions.

**Enhanced our bank accounts to reward every stage of life:** We announced our updated CIBC Smart Account with new tiered banking that rewards our clients as they deepen their relationship with CIBC. As our clients' eligible balances increase across their products with us, they automatically unlock additional features and benefits like monthly fee rebates on accounts and credit cards.

**Launched new, innovative products to enhance our clients' banking experience:** We launched a new Adapta Mastercard designed with accessibility in mind to help our clients get the most out of their everyday spending. Our Adapta Mastercard automatically determines our clients' top three spend categories each month where clients earn 50% more points, ensuring clients are rewarded for the items they purchase most often. This product also features an innovative notch in the design to help our visually impaired clients locate the card with ease. This enhancement further reinforces our focus to make banking simple for our clients while rewarding them with the best value.



❝

This renovation was a very big risk for me. It's paying off because Richard took the opportunity to build up my confidence and give me the financial education I needed.

**Patricia,** CIBC client



❝

CIBC is as focused on my finances as I am on this farm. Thanks to them, my farm and my family get the attention that they need.

**Dan Sopuch,** CIBC client



❝

We're not just building software. We're building trust, security and peace of mind for millions of families. Having a partner like CIBC – who gets that – is everything.

**Todd Rovak,** Co-Founder at Carefull



❝

We came to Canada to give our children a better life. Our advisor at CIBC understood our goal and made our lives easier.

**Louis and Swin,** CIBC clients



❝

I came to CIBC with a giant dream that I didn't know how to achieve. Colin built a personalized plan for me – something manageable and achievable – and I did it.

**Anthony,** CIBC client

# Message from the
# President and Chief Executive Officer



Harry Culham
President and
Chief Executive Officer

This was an outstanding year for CIBC, marked by strong performance, a seamless leadership transition and continued momentum across our businesses. Our disciplined approach to executing on our client-focused strategy and the resilience we've demonstrated across our bank helped our team deliver robust revenue and earnings growth, strong credit quality and consistently positive operating leverage.

It is a privilege for me to serve as CIBC's President and Chief Executive Officer, working with our entire team to accelerate the execution of our strategy which is delivering sustainable, profitable growth and top-tier shareholder returns. Together, we remain committed to living our purpose – to help make our clients' ambitions a reality.

## Continuity and commitment to our strategy

Leadership transitions are significant moments for any organization. At CIBC, this transition has been guided by continuity of strategy and clarity of purpose. I am grateful for the strong foundation that has been laid, the clear momentum that has been established and for the chance to lead our bank as we write the next chapter in our proud history.

On behalf of our CIBC team, I would like to express our gratitude to Victor Dodig, our President and CEO for the last 11 years. Under his leadership, our bank has built a purpose-led, connected and diversified platform, driving robust client-driven growth across all of our business units.

Through the transition, Victor and I met hundreds of clients, thousands of team members and had many productive conversations with both investors and community leaders. There were two key takeaways for me: our team is proud and our reputation is strong. That's a tribute to our collective leadership and commitment to transforming CIBC into the modern, relationship-oriented bank that we have become.

To maintain our momentum, we announced senior executive leadership changes in 2025 to position our bank for the future and further accelerate the execution of our client-focused strategy. Leveraging the talent depth and experience of our leadership team, I look forward to working closely with these senior leaders in their new and expanded roles, as well as with our entire CIBC team.

> **Our results are being driven by more clients choosing to bank with CIBC and existing clients choosing to deepen their relationship with us. This client-driven, organic growth is a hallmark of our bank, reflecting our investments in client experience and strong connectivity across the platform.**

## 2025 results at a glance

CIBC delivered exceptional financial performance in 2025. We reported record earnings of $8.5 billion or $8.57 per share and on an adjusted basis(1) $8.5 billion or $8.61 per share. Revenue of $29.1 billion was up 14% from the year prior and adjusted pre-provision, pre-tax earnings(1) of $13.3 billion were up 18% from last year.

We have a strong capital foundation, with a CET1 ratio of 13.3%, while maintaining disciplined risk management and strong credit performance. We delivered an adjusted(1) return on equity of 14.4% as we drive towards a premium ROE through the execution of our strategy. These results underscore the resilience of our diversified business model and our commitment to delivering long-term shareholder value.

Importantly, these results are being driven by more clients choosing to bank with CIBC and existing clients choosing to deepen their relationship with us. This client-driven, organic growth is a hallmark of our bank, reflecting our investments in client experience and strong connectivity across the platform.

### Canadian Personal and Business Banking

Our Canadian Personal and Business Banking franchise delivered revenue growth of 10% year-over-year in 2025 through continued growth in our client base and a focus on deepening client relationships.

Our Imperial Service offering remains a key driver of growth, connecting mass affluent clients with comprehensive financial planning and advisory services that build and deepen relationships.

For the tenth year in a row, CIBC achieved the highest rating in Investment Executive's 2025 Report Card on Banks, an annual survey of financial advisors in Canada's major banks.

Across the business, digital engagement reached 88%, reflecting the importance of the seamless, self-serve channels we've built with our clients' needs at the centre of our approach.

CIBC achieved record-high net promoter scores for Personal Banking and Imperial Service and was ranked #1 by J.D. Power in customer satisfaction for online and mobile banking. Building on this momentum, CIBC recently launched CIBC Real-Time Experience (CRTeX), leveraging advanced analytics and AI to deliver personalized banking experiences.

### North American Commercial Banking and Wealth Management

Our North American Commercial Banking and Wealth Management franchise continues to thrive by deepening relationships and connectivity with entrepreneurs, families and private economy clients.

Revenue from our Canadian and U.S. Wealth Management franchise grew 18% and 17%, respectively. Commercial Banking achieved robust year-over-year loan and deposit growth through proactive, tailored client solutions, with our Canadian and U.S. franchise growing revenues by 10% and 13%, respectively, driven by strength in deposits and ongoing investments in our wealth platform. We remain focused on expanding our client base, enhancing cross-border connectivity and leveraging our expertise in high-growth markets. CIBC maintained strong net promoter scores

## 2025 revenue by business segment



**$12.0B**
Canadian Personal and Business Banking



**$6.9B**
Canadian Commercial Banking and Wealth Management



**$3.2B**
U.S. Commercial Banking and Wealth Management



**$6.1B**
Capital Markets

(1) Adjusted measures are non-GAAP measures. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the "Non-GAAP measures" section of the MD&A.

# Executive team



**Harry Culham**
President and Chief Executive Officer



**Christian Exshaw**
Senior Executive Vice-President and Group Head, Capital Markets



**Frank Guse**
Senior Executive Vice-President and Chief Risk Officer



**Heather Kaine**
Executive Vice-President and Chief Auditor



**Christina Kramer**
Senior Executive Vice-President and Chief Administrative Officer



**Kevin Li**
Senior Executive Vice-President and Group Head, U.S. Region; President and CEO, CIBC Bank USA



**Hratch Panossian**
Senior Executive Vice-President and Group Head, Personal and Business Banking Canada



**Susan Rimmer**
Senior Executive Vice-President and Group Head, Commercial Banking and Wealth Management



**Stephen Scholtz**
Global Chief Legal Officer



**Robert Sedran**
Senior Executive Vice-President, Chief Financial Officer and Enterprise Strategy



**Sandy Sharman**
Senior Executive Vice-President and Group Head, People, Culture and Brand



**Amy South**
Executive Vice-President, Office of the CEO and Chief of Staff

across Commercial Banking, Private Banking and Wood Gundy, underscoring our ability to deliver personalized solutions and advice. Wood Gundy was ranked second overall among our peers by the Investment Executive Brokerage Report Card for the fourth consecutive year, while Investor's Edge ranked #1 in J.D. Power's do-it-yourself investing customer satisfaction survey.

Our U.S. Private Wealth business was the sixth ranked Registered Investment Advisor in *Barron's* Top 100 RIA Firms list, an example of our continued focus on growth with high net worth clients in key U.S. markets.

## Capital Markets

Our Capital Markets business delivered revenue growth of 28% in 2025 when compared to the prior year, underpinned by strong performance across our Corporate & Investment Banking and Global Markets teams. We have deep client relationships across Canada, where we continue to hold a strong market share with our strategic and focus clients, a testament to our team's commitment to helping our clients achieve their ambitions. Our U.S. Capital Markets

business continues to deliver results, with 39% year-over-year revenue growth in 2025. We continue to add talent across our U.S. platform to meet the cross-border business needs of our clients.

Our connected platform and team across Capital Markets, Commercial Banking and Wealth Management remain a key differentiator, enabling us to support clients through complex transactions and evolving market conditions by bringing them the best of CIBC.

## Accelerating the execution of our strategy

Going forward, we are continuing to deepen our client focus and drive connectivity at all levels throughout our bank. By bringing together the expertise of our people and the strength of our platforms, we are able to support clients across their entire financial journey. This collaborative approach, spanning businesses, geographies and lines of business, allows us to create greater value for our clients while strengthening long-term returns for our shareholders.

We are also committed to driving efficiencies through modernization. Simplifying our operations and investing in advanced digital and AI capabilities will enable us to provide more personalized experiences for clients and a more efficient experience for our team members. These efforts are unlocking new opportunities for growth and productivity, all while being guided by strong governance, responsible AI principles and an unwavering focus on security and trust.

In 2025, we launched our in-house CIBC AI platform (CAI) across the bank along with required training for each team member to use these AI-enabled tools effectively. This investment in training aligns with our Responsible AI frameworks to ensure our team members can harness the full potential of CAI to enhance productivity and embed these capabilities safely and responsibly throughout our operations. By ensuring we have the right governance in place to drive our innovation agenda, we ensure that technology enhances the human expertise and connectivity that define our bank.

Underlying all of this is our focus on elevating human capital within our strategy. We recognize that our people are our greatest strength and we remain dedicated to attracting, empowering and developing top talent. Through empowerment and fostering collaboration and accountability, we are equipping our team to deliver exceptional results and move our bank forward.

## Making a difference in our communities

At CIBC, we know our long-term success is closely linked to the well-being of the communities in which we operate.

We are well on our way to achieving our goal of contributing $800 million through community investment and achieving one million volunteer hours by 2032.

This year, we celebrated the 40th anniversary of CIBC Miracle Day, marking four decades of supporting children's causes. To commemorate this milestone, CIBC donated $1 million to Breakfast Club of Canada to help provide breakfast programs for children nationwide.

We also held the 34th annual Canadian Cancer Society CIBC Run for the Cure uniting 60,000 participants and volunteers at more than 50 sites nationwide, including 14,135 dedicated Team CIBC members. Together, we helped raise over $18 million in support of breast cancer research and care, with Team CIBC contributing $3.1 million to this important cause.

Building on our legacy of championing economic inclusion, we increased partnerships with First Nations across Canada under the Indigenous Housing Loan Program supporting on-reserve housing development, expanded personal banking solutions for Indigenous communities in Canada and expanded support for skilled trades with a new Business Banking program.

## Into the future

CIBC's strength is rooted in our people and our purpose. Our team's commitment, resilience and dedication are what enable us to deliver for clients, team members, communities and shareholders. As we look to the future, we are doing so from a position of strength and stability, but also of positive momentum and growth.

The fundamentals of our bank are strong. Our strategy is clear. And our team is deeply aligned with our clients' needs and ambitions. As we move forward together, I am confident that CIBC is ready for the future and we are poised to begin another proud chapter in our bank's history.



**Harry Culham**
President and Chief Executive Officer



*Canadian Cancer Society CIBC Run for the Cure event, 2025 – $3.1 million raised by Team CIBC.*

# Message from the Chair of the Board

In 2025, CIBC delivered exceptional results in a dynamic business environment, as your Board continued to provide strong governance and oversight of the bank's client-focused and risk-disciplined growth strategy. A top priority of your Board in the year was to lead the bank's CEO succession process.



Katharine B. Stevenson
Chair of the Board

In March, CIBC announced that Victor Dodig would retire as President and CEO, effective October 31, 2025, and that Harry Culham would become CIBC's new President and CEO, effective November 1, 2025. Victor's strong leadership as President and CEO these past 11 years leaves a legacy of relentless client focus, a diversified business platform and a connected culture – all of which will serve as the foundation for our bank's future growth.

A valued member of CIBC's executive team for over 17 years, Harry brings deep international expertise, a growth-driven mindset, and strategic foresight that position CIBC to further advance our performance in the years ahead. He is a proven business leader with a track record of disciplined execution, consistent and sustainable business growth, and building highly connected, client-focused teams.

This seamless CEO transition reflected your Board's continual focus on developing a deep talent bench across the senior leadership team as we ensured that succession planning and talent development at all levels of the bank ultimately positioned CIBC to create enduring value for stakeholders.

Through 2025, CIBC's strong leadership and consistent strategy execution translated into top-tier shareholder returns, as clients expanded their relationships and an increasing number of clients chose CIBC. This client-led, organic growth highlights our commitment to enhancing the client experience and leveraging the bank's well diversified, highly connected platform to serve our clients. The bank's strong performance and commitment to stakeholders were also evident in world-class employee engagement scores and continued investment in the communities where we live and work.

This year, your Board was focused on a number of key priorities, guided by a strong governance framework. These priorities encompassed oversight of CIBC's enterprise-wide strategy – including its technology, data and AI strategy which is overseen by your Board's new Technology Committee – as well as engagement with shareholders and sustainability stewardship. Your Board remained actively engaged with the evolving landscape, staying abreast of emerging regulatory developments and broader stakeholder perspectives as CIBC advanced its strategy.

We also continued to proactively manage the ongoing Board renewal process to ensure we had the strongest and most capable Board by further expanding the skill set, experience and expertise of our directors. Marianne Harrison joined your Board. She was previously President and Chief Executive Officer at John Hancock, as well as President and Chief Executive Officer of Manulife Canada. She brings deep finance and accounting expertise, developed over an almost 40-year career in the financial industry.

As we look to the future, we are confident that CIBC is well positioned to continue creating value for all stakeholders. On behalf of your Board, I would like to recognize Victor for all he has done to transform CIBC into a client-focused, purpose-led bank.

Your Board is looking forward to continuing to work closely with Harry and CIBC's leadership team as they build on the momentum that has been established in creating enduring value for all our stakeholders.

*Katharine B. Stevenson*

Katharine B. Stevenson
Chair of the Board

The Enhanced Disclosure Task Force (EDTF), established by the Financial Stability Board, released its report "Enhancing the Risk Disclosures of Banks" in 2012, which included thirty-two disclosure recommendations. The index below provides the listing of these disclosures, along with their locations. EDTF disclosures are located in our management's discussion and analysis, consolidated financial statements, and supplementary packages, which may be found on our website (www.cibc.com). No information on CIBC's website, including the supplementary packages, should be considered incorporated herein by reference.

| Topics | Recommendations | Disclosures | Management's discussion and analysis | Consolidated financial statements | Pillar 3 Report and Supplementary regulatory capital disclosure |
|---|---|---|---|---|---|
| | | | Page references | | |
| General | 1 | Index of risk information – current page | | | |
| | 2 | Risk terminology and measures | 97–100 | | 95–97 |
| | 3 | Top and emerging risks | 50–52 | | |
| | 4 | Key future regulatory ratio requirements | 33, 35–36, 72, 74 | 157 | 17, 27 |
| Risk governance, risk management and business model | 5 | Risk management structure | 43, 44 | | |
| | 6 | Risk culture and appetite | 42, 45–47 | | |
| | 7 | Risks arising from business activities | 42–49, 53 | | |
| | 8 | Bank-wide stress testing | 31–32, 49, 57, 62, 68, 70 | | |
| Capital adequacy and risk-weighted assets | 9 | Minimum capital requirements | 31–33 | 157 | |
| | 10 | Components of capital and reconciliation to the consolidated regulatory balance sheet | 35 | | 16–19 |
| | 11 | Regulatory capital flow statement | 36 | | 20 |
| | 12 | Capital management and planning | 31, 33 | 157 | |
| | 13 | Business activities and risk-weighted assets | 37, 53 | | 5 |
| | 14 | Risk-weighted assets and capital requirements | 34, 37 | | 3, 5, 6–7 |
| | 15 | Credit risk by major portfolios | 55–60 | | 40–54, 63–72 |
| | 16 | Risk-weighted assets flow statement | 35, 37 | | 5, 11 |
| | 17 | Back-testing of models | 49, 57 | | 94 |
| Liquidity | 18 | Liquid assets | 71 | | |
| Funding | 19 | Encumbered assets | 71, 76 | | |
| | 20 | Contractual maturity of assets, liabilities and off-balance sheet instruments | 75–77 | | |
| | 21 | Funding strategy and sources | 75 | | |
| Market risk | 22 | Reconciliation of trading and non-trading portfolios to the consolidated balance sheet | 66 | | |
| | 23 | Significant trading and non-trading market risk factors | 65–69 | | |
| | 24 | Model assumptions, limitations and validation procedures | 49, 65–69 | | |
| | 25 | Stress testing and scenario analysis | 31, 48, 49, 53, 68 | | |
| Credit risk | 26 | Analysis of credit risk exposures | 58–64, 77 | 133–140, 146, 148, 149, 171, 175 | 12–13, 59–86, 90–93 |
| | 27 | Impaired loan and forbearance techniques | 55, 62, 83 | 116–117, 140 | |
| | 28 | Reconciliation of impaired loans and the allowance for credit losses | 62 | 135 | |
| | 29 | Counterparty credit risk arising from derivatives | 55, 59 | 126, 128, 146, 148–150 | 73–74, 76, 93, 35 [1] |
| | 30 | Credit risk mitigation | 55, 59 | 148–150 | 31, 73, 75, 93 |
| Other risks | 31 | Other risks | 77–81 | | |
| | 32 | Discussion of publicly known risk events | 50–52, 77 | 169 | |

(1) Included in supplementary financial information package.

# Management's discussion and analysis

Management's discussion and analysis (MD&A) is provided to enable readers to assess CIBC's financial condition and results of operations as at and for the year ended October 31, 2025, compared with prior years. The MD&A should be read in conjunction with the audited consolidated financial statements. Unless otherwise indicated, all financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (IFRS or GAAP) and all amounts are expressed in Canadian dollars. Certain disclosures in the MD&A have been shaded as they form an integral part of the consolidated financial statements. The MD&A is current as of December 3, 2025. Additional information relating to CIBC, including the Annual Information Form, is available on SEDAR+ at www.sedarplus.com and on the United States (U.S.) Securities and Exchange Commission's (SEC) website at www.sec.gov. No information on CIBC's website (www.cibc.com) should be considered incorporated herein by reference. A glossary of terms used in the MD&A and the audited consolidated financial statements is provided on pages 94 to 100 of this Annual Report.



**A NOTE ABOUT FORWARD-LOOKING STATEMENTS:** From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this Annual Report, in other filings with Canadian securities regulators or the SEC and in other communications. All such statements are made pursuant to the "safe harbour" provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made in the "Message from the President and Chief Executive Officer", "Overview – Performance against objectives", "Economic and market environment – Outlook for calendar year 2026", "Significant events", "Financial performance overview – Taxes", "Strategic business units overview – Canadian Personal and Business Banking", "Strategic business units overview – Canadian Commercial Banking and Wealth Management", "Strategic business units overview – U.S. Commercial Banking and Wealth Management", "Strategic business units overview – Capital Markets", "Financial condition – Capital management", "Financial condition – Off-balance sheet arrangements", "Management of risk – Risk overview", "Management of risk – Top and emerging risks", "Management of risk – Credit risk", "Management of risk – Market risk", "Management of risk – Liquidity risk", "Accounting and control matters – Critical accounting policies and estimates", "Accounting and control matters – Accounting developments", "Accounting and control matters – Other regulatory developments" and "Accounting and control matters – Controls and procedures" sections of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets and sustainability commitments (including with respect to our sustainability ambitions and our environmental, social and governance (ESG) related activities), ongoing objectives, strategies, the regulatory environment in which we operate and outlook for calendar year 2026 and subsequent periods. Forward-looking statements are typically identified by the words "believe", "expect", "anticipate", "intend", "estimate", "forecast", "target", "predict", "commit", "ambition", "goal", "strive", "project", "objective" and other similar expressions or future or conditional verbs such as "will", "may", "should", "would" and "could". By their nature, these statements require us to make assumptions, including the economic assumptions set out in the "Economic and market environment – Outlook for calendar year 2026" section of this report, and are subject to inherent risks and uncertainties that may be general or specific. Given the potential negative economic impacts tied to the actual and proposed U.S. imposition of tariffs on Canada and other countries and their countermeasures, the softening labour market and uncertain political conditions in the U.S., the continuing impact of hybrid work arrangements and high interest rates on the U.S. real estate sector, and the war in Ukraine and conflict in the Middle East on the global economy, financial markets, and our business, results of operations, reputation and financial condition, there is inherently more uncertainty associated with our assumptions as compared to prior periods. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: trade policies and tensions, including tariffs; inflationary pressures in the U.S.; global supply-chain disruptions; geopolitical risk, including from the war in Ukraine and conflict in the Middle East; the impact of post-pandemic hybrid work arrangements; credit, market, liquidity, strategic, insurance, operational, reputation, conduct and legal, regulatory and environmental risk; currency value and interest rate fluctuations, including as a result of market and oil price volatility; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision's global standards for capital and liquidity reform, and those relating to bank recapitalization legislation and the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; exposure to, and the resolution of, significant litigation or regulatory matters, our ability to successfully appeal adverse outcomes of such matters and the timing, determination and recovery of amounts related to such matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments, including changes relating to economic or trade matters such as tariffs; the possible effect on our business of international conflicts, such as the war in Ukraine and conflict in the Middle East, and terrorism; natural disasters, disruptions to public infrastructure and other catastrophic events; the occurrence of public health emergencies and any related government policies and actions; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks, which may include theft or disclosure of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry, including through internet and mobile banking; technological change, including the use of data and artificial intelligence (AI) in our business; the heavy reliance on AI-related capital spending for U.S. growth and the uncertain employment impacts from its adoption; global capital market activity; changes in monetary and economic policy; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; climate change and other ESG-related risks, including our ability to implement various sustainability-related initiatives internally and with our clients under expected time frames and our ability to scale our sustainable finance products and services; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; the risk that expected benefits of an acquisition, merger or divestiture will not be realized within the expected time frame or at all; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Any forward-looking statements contained in this report represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this report or in other communications except as required by law.

# External reporting changes

The following external reporting changes were made in 2025.

**Changes made to our business segments**
- Our Simplii Financial direct banking business and Investor's Edge direct investing business, previously reported in Capital Markets and Direct Financial Services were realigned with Canadian Personal and Business Banking and Canadian Commercial Banking and Wealth Management, respectively; and
- Our CIBC Cleary Gull U.S. mid-market investment banking business was realigned from Capital Markets to U.S. Commercial Banking and Wealth Management.

Prior period amounts were restated accordingly. While the changes impacted the results of our strategic business units (SBUs) and how we measure the performance of our SBUs, there was no impact on our consolidated financial results from these changes.

# Overview

CIBC is a leading and well-diversified North American financial institution committed to creating enduring value for all our stakeholders – our clients, team, communities and shareholders. We are guided by our purpose – to help make your ambition a reality, and we are deploying our resources to create positive change and contribute to a more secure, equitable and sustainable future.

Across our bank and our businesses – Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets – our 50,000 employees bring our purpose to life every day for our 15 million personal banking, business, public sector and institutional clients in Canada, the U.S. and around the world.

## Our strategy

Throughout 2025, we continued to execute on our strategy with a goal of delivering exceptional client experience and top-tier shareholder returns while maintaining our financial strength, risk discipline, and advancing our purpose-driven culture. Going forward, we will continue to drive further long-term growth and build on our momentum with a client-focused, connected, and performance-driven approach, that is underpinned by our four strategic priorities:
- Growing our mass affluent and private wealth franchise;
- Expanding our digital-first personal banking capabilities;
- Delivering connectivity and differentiation to our clients; and
- Enabling, simplifying and protecting our bank.

## Performance against objectives

CIBC reports a scorecard of financial measures that we use to evaluate and report on our progress to external stakeholders. These measures can be categorized into four key areas – earnings growth, operating leverage, shareholder profitability and return, and balance sheet strength. We have set through the cycle targets for each of these measures, which we currently define as three to five years, assuming a normal business environment and credit cycle. Our ability to achieve these objectives may be adversely affected by extraordinary developments and disruptions.

Fiscal 2025 saw decelerating Canadian economic growth with higher unemployment, elevated tariffs in some sectors, and geopolitical pressures. This was offset by strong but volatile financial markets and stimulative monetary policy. In spite of these challenges, we delivered strong performance across all of our SBUs.

**Earnings growth**

To assess our earnings growth, we monitor our earnings per share (EPS). In 2025, our reported and adjusted[1] EPS was $8.57 and $8.61, respectively, compared with $7.28 and $7.40, respectively, in 2024. Against a backdrop of a challenging economic environment, our year-over-year reported and adjusted[1] diluted EPS was up by 18% and 16%, respectively.

Going forward, we will continue to target an adjusted[1] diluted EPS growth rate of 7% to 10% through the cycle.

**Operating leverage**

Operating leverage, defined as the difference between the year-over-year percentage change in revenue and year-over-year percentage change in non-interest expenses, is a measure of the relative growth rates of revenue and expenses. In 2025, our reported and adjusted[1] operating leverage was 4.0% and 3.1%, respectively, compared with 9.1% and 1.2%, respectively, in 2024.

Going forward, we will continue to target positive adjusted[1] operating leverage through the cycle.



**Reported diluted EPS**
($)
7.28 — 24
8.57 — 25

**Adjusted diluted EPS**
($)
7.40 — 24
8.61 — 25

**Reported operating leverage**
(%)
9.1 — 24
4.0 — 25

**Adjusted operating leverage**
(%)
1.2 — 24
3.1 — 25

(1) Adjusted measures are non-GAAP measures. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the "Non-GAAP measures" section.

## Shareholder profitability and return

We have three metrics to measure shareholder profitability and return:

1.  Return on common shareholders' equity (ROE)

ROE, defined as the ratio of net income to average[2] common shareholders' equity, is a key measure of profitability. In 2025, our reported and adjusted[1] ROE were at 14.3% and 14.4%, respectively, compared with 13.4% and 13.7% in 2024, respectively, and below our through the cycle target of 15%+, driven mainly by higher regulatory capital requirements.

Going forward, we will continue to target an adjusted[1] ROE of 15%+ through the cycle.

2.  Dividend payout ratio

Dividend payout ratio is defined as the ratio of common share dividends paid as a percentage of net income after preferred share dividends, premiums on preferred share redemptions, and distributions on other equity instruments. Key criteria for considering dividend increases are our current level of payout relative to our target and our view on the sustainability of our current earnings level. In 2025, our reported and adjusted[1] dividend payout ratios were 45.0% and 44.8%, respectively, compared with 49.4% and 48.5% in 2024, respectively.

Going forward, we will continue to target an adjusted[1] dividend payout ratio of 40% to 50% through the cycle.

3.  Total shareholder return (TSR)

TSR is the ultimate measure of shareholder value, and the output of delivering against the financial targets within our control. We continue to have an objective to deliver a TSR that exceeds the industry average, which we have defined as the Standard & Poor's (S&P)/Toronto Stock Exchange (TSX) Composite Banks Index, over rolling three- and five-year periods. For the three years ended October 31, 2025, our TSR was 119.5% (2024: 36.4%), which was above the S&P/TSX Composite Banks Index of 73.7%. For the five years ended October 31, 2025, our TSR was 199.8% (2024: 102.9%), which was above the S&P/TSX Composite Banks Index return over the same period of 159.1%.



**ROE**
(%)



**Adjusted ROE**
(%)

**Reported dividend payout ratio**
(%)

**Adjusted dividend payout ratio**
(%)



**Rolling three-year TSR**
(%)

CIBC 119.5%
S&P/TSX Composite Index 70.7%
S&P/TSX Composite Banks Index 73.7%



**Rolling five-year TSR**
(%)

CIBC 199.8%
S&P/TSX Composite Index 125.4%
S&P/TSX Composite Banks Index 159.1%

## Balance sheet strength

Maintaining a strong balance sheet is foundational to our long-term success. Our goal is to maintain strong capital and liquidity positions. We look to constantly balance our objectives of holding a prudent amount of excess capital for unexpected events and environmental uncertainties, investing in our core businesses, growing through acquisitions and returning capital to our shareholders.

1.  Common Equity Tier 1 (CET1) ratio

We actively manage our capital to maintain a strong and efficient capital base while supporting our business growth and returning capital to our shareholders. For the year ended October 31, 2025, our CET1[3] ratio was 13.3%, compared with 13.3% in 2024, well above the current regulatory requirement set by the Office of the Superintendent of Financial Institutions (OSFI).

Going forward, we will continue to maintain a strong buffer to regulatory requirements.

2.  Liquidity coverage ratio (LCR)

Our ability to meet our near-term financial obligations is measured through the LCR. It measures unencumbered high-quality liquid assets (HQLA) that can be converted into cash to meet liquidity needs in a 30-calendar-day liquidity stress scenario. The LCR standard requires that, absent a situation of financial stress, the value of the ratio be no lower than 100%.

For the quarter ended October 31, 2025, our three-month daily average LCR[3] was 132% compared to 129% for the same period last year.



**CET1 ratio**
(%)

**LCR**
(%)

(1)  Adjusted measures are non-GAAP measures. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the "Non-GAAP measures" section.
(2)  Average balances are calculated as a weighted average of daily closing balances.
(3)  Our capital ratios are calculated pursuant to OSFI's Capital Adequacy Requirements (CAR) Guideline and the LCR is calculated pursuant to OSFI's Liquidity Adequacy Requirements (LAR) Guideline, which are both based on Basel Committee on Banking Supervision (BCBS) standards. For additional information, see the "Capital management" and "Liquidity risk" sections.

# Financial highlights

| As at or for the year ended October 31 | 2025 | 2024 |
|---|---|---|
| **Financial results** ($ millions) | | |
| Net interest income | $ **15,769** | $ 13,695 |
| Non-interest income | **13,364** | 11,911 |
| Total revenue | **29,133** | 25,606 |
| Provision for credit losses | **2,342** | 2,001 |
| Non-interest expenses | **15,852** | 14,439 |
| Income before income taxes | **10,939** | 9,166 |
| Income taxes | **2,485** | 2,012 |
| Net income | $ **8,454** | $ 7,154 |
| Net income attributable to non-controlling interests | **25** | 39 |
| Preferred shareholders and other equity instrument holders | **364** | 263 |
| Common shareholders | **8,065** | 6,852 |
| Net income attributable to equity shareholders | $ **8,429** | $ 7,115 |
| **Financial measures** | | |
| Reported efficiency ratio [1] | **54.4 %** | 56.4 % |
| Reported operating leverage [1] | **4.0 %** | 9.1 % |
| Loan loss ratio [1] | **0.33 %** | 0.32 % |
| Reported return on common shareholders' equity [1] | **14.3 %** | 13.4 % |
| Net interest margin [1] | **1.43 %** | 1.36 % |
| Net interest margin on average interest-earning assets [1][2] | **1.55 %** | 1.47 % |
| Return on average assets [1][2] | **0.77 %** | 0.71 % |
| Return on average interest-earning assets [1][2] | **0.83 %** | 0.77 % |
| Reported effective tax rate | **22.7 %** | 21.9 % |
| **Common share information** | | |
| Per share ($) — basic earnings | $ **8.62** | $ 7.29 |
| — reported diluted earnings | **8.57** | 7.28 |
| — dividends | **3.88** | 3.60 |
| — book value [1] | **62.33** | 57.08 |
| Closing share price ($) | **116.21** | 87.11 |
| Shares outstanding (thousands) — weighted-average basic | **935,374** | 939,352 |
| — weighted-average diluted | **940,675** | 941,712 |
| — end of period | **926,614** | 942,295 |
| Market capitalization ($ millions) | $ **107,682** | $ 82,083 |
| **Value measures** | | |
| Total shareholder return | **39.05 %** | 87.56 % |
| Dividend yield (based on closing share price) | **3.3 %** | 4.1 % |
| Reported dividend payout ratio [1] | **45.0 %** | 49.4 % |
| Market value to book value ratio | **1.86** | 1.53 |
| **Selected financial measures – adjusted** [3] | | |
| Adjusted efficiency ratio | **54.3 %** | 55.8 % |
| Adjusted operating leverage | **3.1 %** | 1.2 % |
| Adjusted return on common shareholders' equity | **14.4 %** | 13.7 % |
| Adjusted effective tax rate | **22.7 %** | 22.0 % |
| Adjusted diluted earnings per share ($) | $ **8.61** | $ 7.40 |
| Adjusted dividend payout ratio | **44.8 %** | 48.5 % |
| **On- and off-balance sheet information** ($ millions) | | |
| Cash, deposits with banks and securities | $ **327,238** | $ 302,409 |
| Loans and acceptances, net of allowance for credit losses | **589,504** | 558,292 |
| Total assets | **1,116,938** | 1,041,985 |
| Deposits | **808,124** | 764,857 |
| Common shareholders' equity [1] | **57,760** | 53,789 |
| Average assets [2] | **1,104,285** | 1,005,133 |
| Average interest-earning assets [1][2] | **1,015,644** | 929,604 |
| Average common shareholders' equity [1][2] | **56,321** | 51,025 |
| Assets under administration (AUA) [1][4][5] | **3,998,199** | 3,600,069 |
| Assets under management (AUM) [1][5] | **430,982** | 383,264 |
| **Balance sheet quality (All-in basis) and liquidity measures** [6] | | |
| Risk-weighted assets (RWA) ($ millions) | | |
| Total RWA | $ **357,803** | $ 333,502 |
| Capital ratios | | |
| CET1 ratio | **13.3 %** | 13.3 % |
| Tier 1 capital ratio | **15.1 %** | 14.8 % |
| Total capital ratio | **17.4 %** | 17.0 % |
| Leverage ratio | **4.3 %** | 4.3 % |
| Total loss absorbing capacity (TLAC) ratio | **31.9 %** | 30.3 % |
| TLAC leverage ratio | **9.0 %** | 8.7 % |
| LCR [7] | **132 %** | 129 % |
| Net stable funding ratio (NSFR) | **116 %** | 115 % |
| **Other information** | | |
| Full-time equivalent employees | **49,824** | 48,525 |

(1) For additional information on the composition of these specified financial measures, see the "Glossary" section.
(2) Average balances are calculated as a weighted average of daily closing balances.
(3) Adjusted measures are non-GAAP measures. Adjusted measures are calculated in the same manner as reported measures, except that financial information included in the calculation of adjusted measures is adjusted to exclude the impact of items of note. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the "Non-GAAP measures" section.
(4) Includes the full contract amount of AUA or custody under a 50/50 joint venture between CIBC and The Bank of New York Mellon of $3,117.4 billion as at October 31, 2025 (2024: $2,814.6 billion).
(5) AUM amounts are included in the amounts reported under AUA.
(6) RWA and our capital ratios are calculated pursuant to OSFI's CAR Guideline, the leverage ratio is calculated pursuant to OSFI's Leverage Requirements Guideline, and the LCR and NSFR are calculated pursuant to OSFI's LAR Guideline, all of which are based on BCBS standards. For additional information, see the "Capital management" and "Liquidity risk" sections.
(7) Average for the three months ended October 31 for each respective year.

# Economic and market environment

## Year in review – 2025

Growth decelerated in Canada in 2025 as the economy was hit by elevated tariffs in some sectors and uncertainty over trade relations with the U.S. Although population growth was slowing, weak hiring resulted in an upward drift in the unemployment rate. Inflation remained close to the Bank of Canada's 2% target rate, allowing the central bank to further lower its policy rate during the year to support growth ahead. Lower interest rates supported a strong year for equities and capital market activity, a mid-year upturn in housing starts, and moderate growth in mortgage and personal loans. Growth in business loans decelerated due to the impact of economic uncertainty on investment spending. The U.S. economy has remained stronger than Canada's helped by a boom in capital spending for artificial intelligence (AI), but has been impacted by slowing population growth that has held back job creation. While core inflation has yet to come back to target, the central bank resumed cutting interest rates in the wake of a modest upturn in unemployment.

## Outlook for calendar year 2026

The ongoing global trade uncertainty presents a challenging environment for economic activity in Canada and abroad, with more stimulative monetary policy in most countries aimed at sustaining moderate global growth in 2026. The U.S. will see both court rulings and further negotiations over trade policy, the outcomes of which will impact both the U.S. economy and those of its trading partners, but tariffs are likely to remain well above pre-2025 levels. In Canada's case, we expect some progress to reduce some of the sectoral tariffs already imposed, but our outlook assumes that the Canada-U.S.-Mexico trade deal is extended and provides ongoing tariff-free access for other Canadian exports to the U.S. market.

China continues to face higher tariffs than other countries. If the tariffs are maintained at current levels, we expect slower growth in China in 2026 even with increased support from fiscal stimulus. Europe is expected to see a modest improvement in growth in 2026, from the lagged impacts of 2025 interest rate cuts and increased defense spending in some countries. Oil prices could see a modest rebound in the coming year, while we expect to see continued firmness in prices for commodities tied to electrification and power production.

After pausing earlier in 2025, the Bank of Canada cut interest rates further as unemployment climbed, and we expect its policy rate to hold at 2.25% through 2026 in order to support interest sensitive demand. Although Canadian tariffs and higher U.S. production costs will put some upward pressure on inflation, most of that will be offset by ongoing labour market slack that will constrain wage gains and consumer purchasing power for domestic goods and services. Fiscal policy could also mitigate an economic downturn through targeted relief for affected sectors and should support economic growth in 2026. Canadian GDP is expected to grow at 1.4% for 2026 as a whole, and with slow population growth, that will allow the unemployment rate to gradually ease and average at 6.7% for the year as a whole. A more severe global trade conflict, or more elevated U.S. tariffs on Canada, would represent a downside risk to this forecast, with the results dependent on the degree to which the trade shock would be offset by more substantial monetary and fiscal stimulus.

The U.S. economy faces headwinds from a deceleration in population growth and the impact of elevated tariffs on consumer spending power and business costs. Strong capital spending on AI-related projects is expected to continue, but may not provide as large a year-over-year increase in growth as in 2025. Despite above-target inflation, the Federal Reserve has resumed cutting interest rates in response to slower hiring, and is expected to take the federal funds rate to under 3.5% in 2026. Real GDP growth is expected to be just under 2% for 2026 as a whole, with the unemployment rate stabilizing at 4.4%. Higher budget deficits could prevent a further drop in long-term rates, but fiscal stimulus and lighter regulatory policies will add some support for economic growth in 2026. Inflation is expected to accelerate as tariffs get passed through to consumers, with the CPI averaging 3.3% in 2026.

For Canadian Personal Banking, mortgage growth is expected to continue at the current rate in 2026, as lower interest rates bring buyers back to the market tempered by reduced consumer confidence and policy measures designed to slow population growth. We expect to see a marginal improvement in activity as per capita discretionary spending accelerates in response to lower borrowing costs, offset by economic uncertainty resulting in a modest increase in demand for non-mortgage credit.

De-escalating tariff concerns and interest rate relief should lead to loan growth in Canadian commercial banking and corporate banking in 2026. While loan growth in our U.S. commercial banking business had slowed due to the evolving trade policy uncertainties, we expect client investment activity will increase as the uncertainty lessens, which in turn will lead to further loan growth to the extent clients do not utilize their deposit holdings.

Financial markets will benefit from interest rate reductions in both Canada and the U.S. Canadian and U.S. wealth management businesses have benefitted from strong equity market performance in both countries, and greater assets under management should be supportive for 2026.

Corporate and investment banking is expected to continue to benefit from merger and acquisition activity, and corporate bond issuance is expected to pick up as capital spending improves with reduced uncertainties over tariffs in 2026.

The economic outlook described above reflects numerous assumptions regarding the level and duration of tariffs between the U.S., Canada and other major trading partners, the impact that tariffs may have on economic growth and inflation in Canada and the U.S. and fiscal and monetary policies that may be enacted in response to tariffs, as well as the economic risks emanating from geopolitical events. As a result, actual experience may differ materially from expectations. The impact of trade policy uncertainty and geopolitical events on our risk environment, are discussed in the "Top and emerging risks" section. Changes in the level of economic uncertainty continue to impact key accounting estimates and assumptions, particularly the estimation of expected credit losses (ECL). See the "Accounting and control matters" section and Note 5 to our consolidated financial statements for further details.

# Significant events

## Sale of certain banking assets in the Caribbean

On October 31, 2023, CIBC Caribbean Bank Limited (CIBC Caribbean) announced that it had entered into an agreement to sell its banking assets in Curaçao and Sint Maarten. The sale of banking assets in Curaçao was completed on May 24, 2024. The sale of banking assets in Sint Maarten was completed on February 7, 2025. The impact of these transactions was not material.

# Financial performance overview

This section provides a review of our consolidated financial results for 2025. A review of our SBU results follows on pages 16 to 28. Refer to page 11 for a review of our financial performance for 2024.

## 2025 Financial results review
Reported net income for the year was $8,454 million, compared with $7,154 million in 2024.

Adjusted net income[1] for the year was $8,487 million, compared with $7,272 million in 2024.

Reported diluted EPS for the year was $8.57, compared with $7.28 in 2024.

Adjusted diluted EPS[1] for the year was $8.61, compared with $7.40 in 2024.

### 2025
Net income was affected by the following item of note:
• $45 million ($33 million after-tax) amortization and impairment of acquisition-related intangible assets ($20 million after-tax in Canadian Personal and Business Banking, and $13 million after-tax in U.S. Commercial Banking and Wealth Management).

The above item of note increased non-interest expenses by $45 million and decreased income taxes by $12 million, and decreased net income by $33 million.

### 2024
Net income was affected by the following items of note:
• $103 million ($77 million after-tax) charge related to the special assessment imposed by the Federal Deposit Insurance Corporation (FDIC) on U.S. depository institutions, which impacted CIBC Bank USA (U.S. Commercial Banking and Wealth Management); and
• $56 million ($41 million after-tax) amortization and impairment of acquisition-related intangible assets ($19 million after-tax in Canadian Personal and Business Banking, and $22 million after-tax in U.S. Commercial Banking and Wealth Management).

The above items of note increased non-interest expenses by $159 million and decreased income taxes by $41 million. In aggregate, these items of note decreased net income by $118 million.

(1) Adjusted measures are non-GAAP measures. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the "Non-GAAP measures" section.

## Net interest income and margin

| $ millions, for the year ended October 31 | | 2025 | 2024 |
|---|---|---|---|
| Non-trading net interest income | $ | **16,893** | $ 14,648 |
| Trading net interest income [1] | | **(1,124)** | (953) |
| **Total net interest income** | A $ | **15,769** | $ 13,695 |
| Average trading interest-earning assets | | **140,073** | 109,676 |
| Average non-trading interest-earning assets | | **875,571** | 819,928 |
| **Total average interest-earning assets** | B | **1,015,644** | 929,604 |
| Net interest margin on average interest-earning assets | A/B | **1.55 %** | 1.47 % |
| Net interest margin on average interest-earning assets (excluding trading) [1] | | **1.93 %** | 1.79 % |

(1) See the "Glossary – Trading activities and trading net interest income" and "Glossary – Net interest margin on average interest-earning assets (excluding trading)" sections for additional information.

Net interest income was up $2,074 million or 15% from 2024, primarily due to volume growth across all of our businesses, including from the conversion of bankers' acceptances to Canadian Overnight Repo Rate Average (CORRA) resulting from Canadian Dollar Offered Rate (CDOR) cessation in 2024, higher net interest margin in our non-trading businesses, and the impact of foreign exchange translation, partially offset by lower treasury revenue and lower trading net interest income.

Net interest margin on average interest-earning assets was up 8 basis points from 2024, primarily due to higher deposit and loan margins, partially offset by lower trading net interest income. Net interest margin on average interest-earning assets (excluding trading) was up 14 basis points from 2024, primarily due to higher deposit and loan margins.

Additional information on net interest income and margin is provided in the "Supplementary annual financial information" section and in the "Strategic business units overview" section.

## Non-interest income

| $ millions, for the year ended October 31 | | 2025 | | 2024 |
|---|---|---|---|---|
| Underwriting and advisory fees | $ | 915 | $ | 707 |
| Deposit and payment fees | | 996 | | 958 |
| Credit fees | | 1,015 | | 1,218 |
| Card fees | | 402 | | 414 |
| Investment management and custodial fees [1][2] | | 2,241 | | 1,980 |
| Mutual fund fees [2] | | 2,019 | | 1,796 |
| Income from insurance activities, net | | 317 | | 356 |
| Commissions on securities transactions | | 554 | | 431 |
| Gains (losses) from financial instruments measured/designated at fair value through profit or loss (FVTPL), net [3] | | 4,022 | | 3,226 |
| Gains (losses) from debt securities measured at fair value through other comprehensive income (FVOCI) and amortized cost, net | | (14) | | 43 |
| Foreign exchange other than trading | | 369 | | 386 |
| Income from equity-accounted associates and joint ventures [2] | | 117 | | 79 |
| Other | | 411 | | 317 |
| Total non-interest income | $ | 13,364 | $ | 11,911 |

(1) Custodial fees directly recognized by CIBC are included in Investment management and custodial fees. Our proportionate share of the custodial fees from the joint ventures which CIBC has with The Bank of New York Mellon are included within Income from equity-accounted associates and joint ventures.
(2) Investment management fees and mutual fund fees are driven by various factors, including the amount of AUM. Investment management fees in our asset management and private wealth management businesses are generally driven by the amount of AUM, while investment management fees in our retail brokerage business are driven by a combination of the amount of AUA and, to a lesser extent, other factors not directly related to the amount of AUA (e.g., flat fees on a per account basis).
(3) Includes $174 million of gains (2024: $82 million of gains) relating to non-trading financial instruments measured/designated at FVTPL.

Non-interest income was up $1,453 million or 12% from 2024.

Underwriting and advisory fees were up $208 million or 29%, primarily due to higher advisory and debt issuance revenue in Capital Markets.

Credit fees were down $203 million or 17%, primarily due to the conversion of bankers' acceptances to CORRA loans in 2024, partially offset by an increase in volume growth in our corporate and commercial banking businesses.

Investment management and custodial fees were up $261 million or 13%, primarily due to higher average AUA and AUM balances attributable to market appreciation in our wealth management businesses and the impact of foreign currency translation.

Mutual fund fees were up $223 million or 12%, primarily due to higher average AUM balances in our wealth management businesses.

Commissions on securities transactions were up $123 million or 29%, primarily due to higher trading volume in our retail brokerage business.

Gains (losses) from financial instruments measured/designated at FVTPL, net were up $796 million or 25%, primarily due to higher trading income, including from the impact of decreases in interest rates on derivatives that are economically hedging interest on trading securities included in net interest income.

Gains (losses) from debt securities measured at FVOCI and amortized cost, net were down $57 million or 133%, primarily due to impairment of debt securities measured at amortized cost and lower net realized gains from dispositions of FVOCI debt securities.

Income from equity-accounted associates and joint ventures was up $38 million or 48%, primarily due to higher revenue from our strategic investments.

## Trading revenue[1][2]

| $ millions, for the year ended October 31 | | 2025 | | 2024 |
|---|---|---|---|---|
| Net interest income | $ | (1,124) | $ | (937) |
| Non-interest income [2] | | 3,848 | | 3,144 |
| Total trading revenue | $ | 2,724 | $ | 2,207 |
| Interest rates | $ | 586 | $ | 518 |
| Foreign exchange | | 1,027 | | 969 |
| Equities | | 844 | | 540 |
| Commodities | | 264 | | 179 |
| Other | | 3 | | 1 |
| Total trading revenue | $ | 2,724 | $ | 2,207 |

(1) Trading activities and related risk management strategies can periodically shift trading income between net interest income and non-interest income. Therefore, we view total trading income as the most appropriate measure of trading performance. For additional information, see the "Glossary – Trading activities and trading net interest income" section.
(2) Reported as part of the Gains (losses) from financial instruments measured/designated at FVTPL in the consolidated statement of income, which consist of a gain of $3,848 million (2024: $3,144 million) related to trading financial instruments measured/designated at FVTPL and a gain of $174 million (2024: $82 million) relating to non-trading financial instruments measured/designated at FVTPL.

Trading revenue was up $517 million or 23% from 2024, primarily due to higher equities, commodities, interest rates and foreign exchange trading revenue.

Trading revenue comprises net interest income and non-interest income. Net interest income arises from interest and dividends relating to financial assets and liabilities associated with trading activities, other than derivatives, net of interest expense and interest income associated with funding these assets and liabilities. Non-interest income includes realized and unrealized gains and losses on securities mandatorily measured at FVTPL and income relating to changes in fair value of derivative financial instruments. Trading revenue excludes underwriting fees and commissions on securities transactions, which are shown separately in the consolidated statement of income. Trading activities and related risk management strategies can periodically shift income between net interest income and non-interest income. Therefore, we view total trading revenue as the most appropriate measure of trading performance.

## Provision for credit losses

| $ millions, for the year ended October 31 | 2025 | 2024 |
|---|---|---|
| **Provision for credit losses – impaired** | | |
| Canadian Personal and Business Banking [1] | $ **1,365** | $ 1,169 |
| Canadian Commercial Banking and Wealth Management [1] | **112** | 75 |
| U.S. Commercial Banking and Wealth Management [1] | **268** | 449 |
| Capital Markets [1] | **117** | 55 |
| Corporate and Other | **25** | 12 |
| | **1,887** | 1,760 |
| **Provision for (reversal of) credit losses – performing** | | |
| Canadian Personal and Business Banking [1] | **399** | 64 |
| Canadian Commercial Banking and Wealth Management [1] | **54** | 48 |
| U.S. Commercial Banking and Wealth Management [1] | **(93)** | 111 |
| Capital Markets [1] | **91** | 29 |
| Corporate and Other | **4** | (11) |
| | **455** | 241 |
| Total provision for credit losses | $ **2,342** | $ 2,001 |

(1) Certain prior year information has been restated. See the "External reporting changes" section for additional details.

Provision for credit losses was up $341 million or 17% from 2024. Provision for credit losses on performing loans was up primarily due to an unfavourable change in our economic outlook and model parameter updates, partially offset by favourable credit migration, as well as higher allowance releases for credit migration from the performing to the impaired portfolio in the U.S. in the current year. Provision for credit losses on impaired loans was up due to higher provisions in all SBUs, except U.S. Commercial Banking and Wealth Management.

For further details regarding provision for credit losses in our SBUs, refer to the "Strategic business units overview" section.

## Non-interest expenses

| $ millions, for the year ended October 31 | 2025 | 2024 |
|---|---|---|
| Employee compensation and benefits | | |
| Salaries [1] | $ **4,642** | $ 4,267 |
| Performance-based compensation | **3,501** | 2,992 |
| Benefits | **1,123** | 1,002 |
| | **9,266** | 8,261 |
| Occupancy costs | **847** | 830 |
| Computer, software and office equipment | **2,946** | 2,719 |
| Communications | **395** | 362 |
| Advertising and business development | **398** | 344 |
| Professional fees | **284** | 257 |
| Business and capital taxes | **124** | 128 |
| Other | **1,592** | 1,538 |
| Total non-interest expenses | $ **15,852** | $ 14,439 |

(1) Includes termination benefits.

Non-interest expenses were up $1,413 million or 10% from 2024.

Employee compensation and benefits were up $1,005 million or 12%, primarily due to higher performance-based and other employee-related compensation, including higher employee termination costs.

Computer, software and office equipment were up $227 million or 8%, primarily due to higher spending on technology and other strategic initiatives, and higher software maintenance.

Advertising and business development were up $54 million or 16%, primarily due to higher marketing, business travel and sponsorship expenses.

## Taxes

| $ millions, for the year ended October 31 | 2025 | 2024 |
|---|---|---|
| Income taxes | $ 2,485 | $ 2,012 |
| Goods and Services Tax (GST), Harmonized Sales Tax (HST) and sales taxes | 550 | 502 |
| Payroll taxes | 467 | 406 |
| Capital taxes | 79 | 82 |
| Property and business taxes | 78 | 69 |
| Total indirect taxes [1] | 1,174 | 1,059 |
| Total taxes | $ 3,659 | $ 3,071 |
| Reported effective tax rate | 22.7 % | 21.9 % |
| Total taxes as a percentage of net income before deduction of total taxes | 30.2 % | 30.0 % |

(1) Certain amounts are based on a paid or payable basis and do not factor in capitalization and subsequent amortization.

Total income and indirect taxes were up $588 million from 2024.

Income tax expense was $2,485 million, up $473 million from 2024, due to higher income.

Indirect taxes were up $115 million from 2024, due to increases in both sales taxes and payroll taxes. Sales taxes increased by $48 million from 2024, primarily due to Canadian sales taxes that resulted from higher spending on technology and other strategic initiatives. Payroll taxes were up $61 million from 2024, primarily due to increases in unemployment, health insurance and statutory pension contributions. Indirect taxes are included in non-interest expenses.

### Global Minimum Tax

On June 20, 2024, Canada enacted the *Global Minimum Tax Act* (GMTA) to adopt the Organisation for Economic Co-operation and Development's Pillar Two, which implements a 15% global minimum corporate tax (GMT) on certain multinational enterprises. These rules applied to CIBC as of November 1, 2024.

The impact of GMT on CIBC's consolidated tax rate is within a 1% range for the year ended October 31, 2025.

## Foreign exchange

The estimated impact of U.S. dollar translation on key lines of our consolidated statement of income, as a result of changes in average exchange rates, is as follows:

| $ millions, for the year ended October 31 | 2025 vs. 2024 | 2024 vs. 2023 |
|---|---|---|
| Estimated increase in: | | |
| Total revenue | $ 212 | $ 44 |
| Provision for credit losses | 11 | 5 |
| Non-interest expenses | 102 | 23 |
| Income taxes | 25 | 4 |
| Net income | 74 | 12 |
| Impact on EPS: | | |
| Basic | $ 0.08 | $ 0.01 |
| Diluted | 0.08 | 0.01 |
| Average USD appreciation relative to CAD | 3.2 % | 0.8 % |

## Fourth quarter review

| $ millions, except per share amounts, for the three months ended | 2025 Oct. 31 | 2025 Jul. 31 | 2025 Apr. 30 | 2025 Jan. 31 | 2024 Oct. 31 | 2024 Jul. 31 | 2024 Apr. 30 | 2024 Jan. 31 |
|---|---|---|---|---|---|---|---|---|
| Revenue | | | | | | | | |
| Canadian Personal and Business Banking [1] | $ 3,188 | $ 3,061 | $ 2,859 | $ 2,923 | $ 2,842 | $ 2,775 | $ 2,646 | $ 2,679 |
| Canadian Commercial Banking and Wealth Management [1] | 1,836 | 1,723 | 1,640 | 1,703 | 1,602 | 1,523 | 1,456 | 1,437 |
| U.S. Commercial Banking and Wealth Management [1] | 810 | 790 | 769 | 847 | 733 | 731 | 669 | 687 |
| Capital Markets [1][2] | 1,523 | 1,506 | 1,545 | 1,574 | 1,155 | 1,092 | 1,243 | 1,310 |
| Corporate and Other [2] | 219 | 174 | 209 | 234 | 285 | 483 | 150 | 108 |
| Total revenue | $ 7,576 | $ 7,254 | $ 7,022 | $ 7,281 | $ 6,617 | $ 6,604 | $ 6,164 | $ 6,221 |
| Net interest income | $ 4,132 | $ 4,048 | $ 3,788 | $ 3,801 | $ 3,633 | $ 3,532 | $ 3,281 | $ 3,249 |
| Non-interest income | 3,444 | 3,206 | 3,234 | 3,480 | 2,984 | 3,072 | 2,883 | 2,972 |
| Total revenue | 7,576 | 7,254 | 7,022 | 7,281 | 6,617 | 6,604 | 6,164 | 6,221 |
| Provision for credit losses | 605 | 559 | 605 | 573 | 419 | 483 | 514 | 585 |
| Non-interest expenses | 4,179 | 3,976 | 3,819 | 3,878 | 3,791 | 3,682 | 3,501 | 3,465 |
| Income before income taxes | 2,792 | 2,719 | 2,598 | 2,830 | 2,407 | 2,439 | 2,149 | 2,171 |
| Income taxes | 612 | 623 | 591 | 659 | 525 | 644 | 400 | 443 |
| Net income | $ 2,180 | $ 2,096 | $ 2,007 | $ 2,171 | $ 1,882 | $ 1,795 | $ 1,749 | $ 1,728 |
| Net income attributable to: | | | | | | | | |
| Non-controlling interests | $ 6 | $ 2 | $ 9 | $ 8 | $ 8 | $ 9 | $ 10 | $ 12 |
| Equity shareholders | 2,174 | 2,094 | 1,998 | 2,163 | 1,874 | 1,786 | 1,739 | 1,716 |
| EPS – basic | $ 2.21 | $ 2.16 | $ 2.05 | $ 2.20 | $ 1.91 | $ 1.83 | $ 1.79 | $ 1.77 |
| – diluted | 2.20 | 2.15 | 2.04 | 2.19 | 1.90 | 1.82 | 1.79 | 1.77 |

(1) Certain prior year information has been restated. See "External reporting changes" for additional details.
(2) Commencing in the third quarter of 2024, tax equivalent basis (TEB) reporting is no longer applicable to certain dividends received on or after January 1, 2024. In the third quarter of 2024, the enactment of the denial of the dividends received deduction resulted in a TEB reversal for dividends received on or after January 1, 2024 that were reflected in the first and second quarters of 2024 as an item of note. Prior to the third quarter of 2024, Capital Markets revenue and income taxes were reported on a TEB with an equivalent offset in the revenue and income taxes of Corporate and Other.

## Compared with Q4/24

Net income for the quarter was $2,180 million, up $298 million or 16% from the fourth quarter of 2024.

Net interest income was up $499 million or 14%, primarily due to higher net interest margin in our non-trading businesses and volume growth across all of our businesses, partially offset by lower treasury revenue and lower trading net interest income.

Non-interest income was up $460 million or 15%, primarily due to higher trading non-interest income, higher fee-based revenue, higher underwriting and advisory fees, higher credit fees and higher commissions on securities transactions.

Provision for credit losses was up $186 million or 44% from the same quarter last year. Provision for credit losses on performing loans was up, due to an unfavourable change in the economic outlook in Canada and unfavourable credit migration in the current quarter and favourable model parameter updates in the same quarter last year. Offsetting these increases, the same quarter last year included an unfavourable change in economic outlook in the U.S. compared to a favourable change in the current quarter. Provision for credit losses on impaired loans was up due to higher provisions in all SBUs, except U.S. Commercial Banking and Wealth Management.

Non-interest expenses were up $388 million or 10%, primarily due to higher performance-based and other employee-related compensation, including higher employee termination costs, higher computer, software and office equipment expenses, higher occupancy costs, including from lease exit and leasehold impairment charges, higher advertising and business development and higher professional fees.

Income tax expense was up $87 million or 17%, primarily due to higher income and earnings mix.

## Compared with Q3/25

Net income for the quarter was up $84 million or 4% from the prior quarter.

Net interest income was up $84 million or 2%, primarily due to higher net interest margin in our non-trading businesses, volume growth across all of our businesses and higher treasury revenue, partially offset by lower trading net interest income.

Non-interest income was up $238 million or 7%, primarily due to higher trading non-interest income, higher fee-based revenue and higher commissions on securities transactions, partially offset by lower underwriting and advisory fees.

Provision for credit losses was up $46 million or 8% from the prior quarter. Provision for credit losses on performing loans was up, due to unfavourable credit migration in the current quarter compared to favourable credit migration in the prior quarter, partially offset by a more unfavourable change in the economic outlook in the prior quarter. Provision for credit losses on impaired loans was up mainly due to higher provisions in Capital Markets, Canadian Commercial Banking and Wealth Management, and Corporate and Other, partially offset by lower provisions in Canadian Personal and Business Banking, and U.S. Commercial Banking and Wealth Management.

Non-interest expenses were up $203 million or 5%, primarily due to higher computer, software and office equipment expenses, higher occupancy costs, including from lease exit and leasehold impairment charges, higher advertising and business development and higher professional fees.

Income tax expense was down $11 million or 2%, primarily due to earnings mix.

# Quarterly trend analysis

Our quarterly results are modestly affected by seasonal factors. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July – third quarter and August – fourth quarter) typically experience lower levels of market activity, which affects our brokerage, investment management, and capital markets activities.

## Revenue

Revenue in our lending and deposit-taking businesses is generally driven by volume growth, fees related to client transaction activity and the interest rate environment. Our wealth management businesses are driven by net sales activity impacting AUA and AUM, the level of client investment activity and market conditions. Capital markets revenue is also influenced, to a large extent, by market conditions affecting client trading, underwriting and advisory activity.

Canadian Personal and Business Banking has benefitted from loan and deposit growth through the periods presented above, driven by organic client growth, along with building and deepening relationships across our client base.

Canadian Commercial Banking and Wealth Management revenue has benefitted from commercial banking volume growth and positive investor sentiment in wealth management. In commercial banking, revenue growth has been driven by client demand that has rebounded since the later part of 2024. In wealth management, AUA and AUM growth and associated fee income have been helped by market appreciation and strong sales activity across our distribution channels.

U.S. Commercial Banking and Wealth Management revenue has continued to benefit from growth in our core businesses, supported by our ongoing strategy of deepening client relationships. Loan volumes had been growing since the second quarter of 2024 until the most recent quarter of 2025, which experienced high payoffs. Revolver utilization rates remained low. Deposit balances have increased from the first quarter of 2024, except for the declines in the second and third quarters of 2025 due to seasonal outflows and draw down of short-term placements. In our wealth management segment, AUM has shown growth, contributing to higher fee income. This positive trend has been supported by market appreciation, despite some volatility experienced in the first half of 2025.

Capital Markets had consistently higher trading revenue in 2025 compared with 2024, driven by robust market conditions and strong client activity. The third quarter of 2024 included a TEB reversal related to the denial of the dividends received deduction for Canadian banks, shown as an item of note.

Corporate and Other included the impact of higher net interest margins in International banking from rising interest rates until the third quarter of 2024. The third quarter of 2024 included higher treasury revenue and a TEB offset reversal related to the denial of the dividends received deduction for Canadian banks, shown as an item of note. The third quarter of 2025 included investment losses and impairment on debt securities in International banking.

## Provision for credit losses

Provision for credit losses is dependent upon the credit cycle, on the credit performance of the loan portfolios, and changes in our economic outlook. We have been operating in an uncertain macroeconomic environment in which there is considerable judgment involved in the estimation of expected credit losses.

Uncertainty over tariffs imposed or proposed by the U.S. government impacted our provision for credit losses for performing loans in fiscal 2025. An unfavourable change in our outlook for the U.S. real estate and construction sector contributed to an increase in provision for credit losses on performing loans in the first quarter of 2024. Unfavourable credit migration impacted our provision for credit losses in the first, second and third quarters of 2024, and the fourth quarter of 2025.

In Canadian Personal and Business Banking, provisions on impaired loans trended higher consistent with expectations in fiscal 2025, due to the unfavourable macroeconomic environment for the retail portfolios.

In Canadian Commercial Banking and Wealth Management, the third quarter of 2024, and the second and fourth quarters of 2025 included higher provisions on impaired loans.

In U.S. Commercial Banking and Wealth Management, the provisions on impaired loans in the first quarter of 2024 were mainly attributable to the real estate and construction sector. This sector also contributed to impairment losses in the second and fourth quarters of 2024 and the first, third and fourth quarters of 2025.

In Capital Markets, the third and fourth quarters of 2024, and the third and fourth quarters of 2025 included higher provisions on impaired loans.

In Corporate and Other, provisions for impaired loans in International banking have remained relatively stable.

### Non-interest expenses

Non-interest expenses have increased throughout 2024 and 2025 primarily due to employee compensation expenses and spending on strategic and other initiatives. The first and second quarters of 2024 included a charge related to the special assessment imposed by the FDIC, shown as an item of note. The first quarter of 2025 included a legal provision.

### Income taxes

Income taxes vary with changes in taxable income in the jurisdictions in which the income is earned. The third quarter of 2024 included an income tax charge related to the denial of the dividends received deduction for Canadian banks, which was shown as an item of note.

## Review of 2024 financial performance

| $ millions, for the year ended October 31 | Canadian Personal and Business Banking | Canadian Commercial Banking and Wealth Management | U.S. Commercial Banking and Wealth Management | Capital Markets [2] | Corporate and Other [2] | CIBC Total |
|---|---|---|---|---|---|---|
| **2024** [1] Net interest income | $ 8,592 | $ 2,232 | $ 1,906 | $ 303 | $ 662 | $ 13,695 |
| Non-interest income | 2,350 | 3,786 | 914 | 4,497 | 364 | 11,911 |
| Total revenue | 10,942 | 6,018 | 2,820 | 4,800 | 1,026 | 25,606 |
| Provision for credit losses | 1,233 | 123 | 560 | 84 | 1 | 2,001 |
| Non-interest expenses | 5,706 | 3,066 | 1,718 | 2,479 | 1,470 | 14,439 |
| Income (loss) before income taxes | 4,003 | 2,829 | 542 | 2,237 | (445) | 9,166 |
| Income taxes | 1,098 | 766 | 42 | 608 | (502) | 2,012 |
| Net income | $ 2,905 | $ 2,063 | $ 500 | $ 1,629 | $ 57 | $ 7,154 |
| Net income attributable to: | | | | | | |
| Non-controlling interests | $ – | $ – | $ – | $ – | $ 39 | $ 39 |
| Equity shareholders | 2,905 | 2,063 | 500 | 1,629 | 18 | 7,115 |
| **2023** [1] Net interest income | $ 7,941 | $ 1,969 | $ 1,889 | $ 1,091 | $ (65) | $ 12,825 |
| Non-interest income | 2,183 | 3,682 | 824 | 3,420 | 398 | 10,507 |
| Total revenue | 10,124 | 5,651 | 2,713 | 4,511 | 333 | 23,332 |
| Provision for (reversal of) credit losses | 1,015 | 143 | 850 | (10) | 12 | 2,010 |
| Non-interest expenses | 5,525 | 2,809 | 1,483 | 2,235 | 2,297 | 14,349 |
| Income (loss) before income taxes | 3,584 | 2,699 | 380 | 2,286 | (1,976) | 6,973 |
| Income taxes | 979 | 722 | (2) | 643 | (408) | 1,934 |
| Net income (loss) | $ 2,605 | $ 1,977 | $ 382 | $ 1,643 | $ (1,568) | $ 5,039 |
| Net income (loss) attributable to: | | | | | | |
| Non-controlling interests | $ – | $ – | $ – | $ – | $ 38 | $ 38 |
| Equity shareholders | 2,605 | 1,977 | 382 | 1,643 | (1,606) | 5,001 |

(1) Certain prior year information has been restated. See "External reporting changes" for additional details.
(2) Capital Markets net interest income and income taxes include TEB adjustments of $16 million (2023: $254 million) with an equivalent offset in Corporate and Other. TEB adjustment and related offset is no longer applied since the third quarter of 2024 upon the enactment of Bill C-59 in June 2024, which eliminated the dividend received deduction for Canadian banks.

The following discussion provides a comparison of our results of operations for the years ended October 31, 2024 and 2023.

### Overview

Net income for 2024 was $7,154 million, compared with $5,039 million in 2023. The increase in net income of $2,115 million was due to higher revenue, and a lower provision for credit losses, partially offset by higher non-interest expenses.

### Consolidated CIBC

#### Net interest income

Net interest income was up $870 million or 7% from 2023, primarily due to volume growth across most of our businesses, higher treasury revenue, higher net interest margin in Canadian Personal and Business Banking and the conversion of bankers' acceptances to CORRA loans, partially offset by lower trading net interest income.

#### Non-interest income

Non-interest income was up $1,404 million or 13% from 2023, primarily due to higher trading income, including from the impact of increases in interest rates on derivatives that are economically hedging interest on trading securities included in net interest income, higher fee income in our wealth management businesses from higher average AUA and AUM balances, higher debt issuance revenue, and higher trading volume in our retail brokerage business, partially offset by lower credit fees primarily due to the conversion of bankers' acceptances to CORRA loans.

**Provision for credit losses**

Provision for credit losses was down $9 million from 2023. Provision for credit losses on performing loans was down due to a less unfavourable change in our economic outlook and less unfavourable credit migration in 2024, partially offset by an increase resulting from model parameter updates. Provision for credit losses on impaired loans was up due to higher write-offs in Canadian Personal and Business Banking, and higher provisions in Capital Markets, partially offset by lower provisions in all other SBUs.

**Non-interest expenses**

Non-interest expenses were up $90 million or 1% from 2023, primarily due to higher performance-based and employee-related compensation, higher spending on strategic and regulatory initiatives, and software impairment charges, and higher business travel, sponsorship and marketing expenses, partially offset by a decrease in legal provisions.

**Income taxes**

Income tax expense was up $78 million or 4% from 2023, primarily due to higher income and the enactment of the Federal tax measure that denies the dividends received deduction for Canadian banks. The first quarter of 2023 included an income tax charge to recognize the Canada Recovery Dividend tax and the retroactive impact of the 1.5% tax rate increase.

## Revenue by segment

**Canadian Personal and Business Banking**

Revenue was up $818 million or 8% from 2023. Net interest income was up $651 million or 8% from 2023, primarily due to higher net interest margin and volume growth. Non-interest income was up $167 million or 8% from 2023, primarily due to higher fees. The prior year included a commodity tax charge related to the retroactive impact of the 2023 Canadian Federal budget.

**Canadian Commercial Banking and Wealth Management**

Revenue was up $367 million or 6% from 2023. Commercial banking revenue was down $36 million or 1%, primarily due to lower deposit and loan margins, partially offset by volume growth. Wealth management revenue was up $403 million or 13%, primarily due to higher fee-based revenue from higher average AUA and AUM balances and higher commission revenue from increased client activity.

**U.S. Commercial Banking and Wealth Management**

Revenue was up $107 million or 4% from 2023. Commercial banking revenue was up $164 million or 9%, primarily due to higher loan margins, deposit volumes and fees, partially offset by lower deposit margins. Wealth management revenue was down $57 million or 6%, primarily due to lower deposit margins in our private banking business, partially offset by higher deposit volumes and higher asset management fees from higher average AUM balances.

**Capital Markets**

Revenue was up $289 million or 6% from 2023. Global markets revenue was up $160 million or 6%, primarily due to higher financing revenue, partially offset by lower equity derivatives, lower TEB adjustments from the discontinuation of the dividends received deduction for dividends received on and after January 1, 2024, and lower fixed income and commodities trading revenue. Corporate and investment banking revenue was up $129 million or 8%, primarily due to higher debt underwriting activity, higher advisory revenue, and lower losses from our investment portfolios, partially offset by lower corporate banking revenue.

**Corporate and Other**

Revenue was up $693 million or 208% from 2023. International banking revenue was up $24 million, primarily due to higher net interest margin and the impact of foreign exchange translation, partially offset by higher gains on the sale of certain banking assets in the Caribbean in 2023. Other revenue was up $669 million, primarily due to higher treasury revenue resulting from lower funding costs borne by Treasury, and a lower TEB offset related to the enactment of a Federal tax measure that denies the dividends received deduction for Canadian banks.

# Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines as described below. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures, which include non-GAAP financial measures and non-GAAP ratios as defined in National Instrument 52-112 "Non-GAAP and Other Financial Measures Disclosure", useful in understanding how management views underlying business performance.

## Adjusted measures

Management assesses results on a reported and adjusted basis and considers both as useful measures of performance. Adjusted measures, which include adjusted total revenue, adjusted provision for credit losses, adjusted non-interest expenses, adjusted income before income taxes, adjusted income taxes and adjusted net income, in addition to the adjusted measures noted below, remove items of note from reported results to calculate our adjusted results. Items of note include the amortization of intangible assets, and certain items of significance that arise from time to time which management believes are not reflective of underlying business performance. We believe that adjusted measures provide the reader with a better understanding of how management assesses underlying business performance and facilitates a more informed analysis of trends. While we believe that adjusted measures may facilitate comparisons between our results and those of some of our Canadian peer banks, which make similar adjustments in their public disclosure, it should be noted that there is no standardized meaning for adjusted measures under GAAP.

Prior to the third quarter of 2024, we also adjusted our SBU results to gross up tax-exempt revenue on certain securities to a TEB, being the amount of fully taxable revenue, which, were it to have incurred tax at the statutory income tax rate, would yield the same after-tax revenue. In the third quarter of 2024, with the enactment of the denial of the dividends received deduction for Canadian banks in respect of dividends received on Canadian shares (applicable as of January 1, 2024), TEB is no longer being applied to these dividends. In addition, TEB recognized in the first and second quarters of 2024 on impacted dividends was reversed in the third quarter of 2024. See the "Strategic business units overview" section and Note 29 to our consolidated financial statements for further details.

### Adjusted diluted EPS
We adjust our reported diluted EPS to remove the impact of items of note, net of income taxes, to calculate the adjusted EPS.

### Adjusted efficiency ratio
We adjust our reported revenue and non-interest expenses to remove the impact of items of note.

### Adjusted operating leverage
We adjust our reported revenue and non-interest expenses to remove the impact of items of note.

### Adjusted dividend payout ratio
We adjust our reported net income attributable to common shareholders to remove the impact of items of note, net of income taxes, to calculate the adjusted dividend payout ratio.

### Adjusted return on common shareholders' equity
We adjust our reported net income attributable to common shareholders to remove the impact of items of note, net of income taxes, to calculate the adjusted return on common shareholders' equity.

### Adjusted effective tax rate
We adjust our reported income before income taxes and reported income taxes to remove the impact of items of note, to calculate the adjusted effective tax rate.

## Pre-provision, pre-tax earnings

Pre-provision, pre-tax earnings is calculated as revenue net of non-interest expenses, and provides the reader with an assessment of our ability to generate earnings to cover credit losses through the credit cycle, as well as an additional basis for comparing underlying business performance between periods by excluding the impact of provision for credit losses, which involves the application of judgments and estimates related to matters that are uncertain and can vary significantly between periods. We adjust our pre-provision, pre-tax earnings to remove the impact of items of note to calculate the adjusted pre-provision, pre-tax earnings. As discussed above, we believe that adjusted measures provide the reader with a better understanding of how management assesses underlying business performance and facilitates a more informed analysis of trends.

## Allocated common equity

Common equity is allocated to the SBUs based on the estimated amount of regulatory capital required to support their businesses (as determined for the consolidated bank pursuant to OSFI's regulatory capital requirements and internal targets). Unallocated common equity is reported in Corporate and Other. Allocating capital on this basis provides a consistent framework to evaluate the returns of each SBU commensurate with the risk assumed. For additional information, see the "Risks arising from business activities" section.

## Segmented return on equity

We use return on equity on a segmented basis as one of the measures for performance evaluation and resource allocation decisions. While return on equity for total CIBC provides a measure of return on common equity, return on equity on a segmented basis provides a similar metric based on allocated common equity to our SBUs. As a result, segmented return on equity is a non-GAAP ratio. Segmented return on equity is calculated as net income attributable to common shareholders for each SBU expressed as a percentage of average allocated common equity, which is the average of monthly allocated common equity during the period.

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

| $ millions, for the year ended October 31, 2025 | Canadian Personal and Business Banking | Canadian Commercial Banking and Wealth Management | U.S. Commercial Banking and Wealth Management | Capital Markets | Corporate and Other | CIBC Total | U.S. Commercial Banking and Wealth Management (US$ millions) |
|---|---|---|---|---|---|---|---|
| **Operating results – reported** | | | | | | | |
| Total revenue | $ 12,031 | $ 6,902 | $ 3,216 | $ 6,148 | $ 836 | $ 29,133 | $ 2,293 |
| Provision for credit losses | 1,764 | 166 | 175 | 208 | 29 | 2,342 | 124 |
| Non-interest expenses | 6,067 | 3,522 | 1,861 | 2,855 | 1,547 | 15,852 | 1,326 |
| Income (loss) before income taxes | 4,200 | 3,214 | 1,180 | 3,085 | (740) | 10,939 | 843 |
| Income taxes | 1,093 | 873 | 222 | 812 | (515) | 2,485 | 158 |
| Net income (loss) | 3,107 | 2,341 | 958 | 2,273 | (225) | 8,454 | 685 |
| Net income attributable to non-controlling interests | – | – | – | – | 25 | 25 | – |
| Preferred shareholders and other equity instrument holders | – | – | – | – | 364 | 364 | – |
| Common shareholders | 3,107 | 2,341 | 958 | 2,273 | (614) | 8,065 | 685 |
| Net income (loss) attributable to equity shareholders | 3,107 | 2,341 | 958 | 2,273 | (250) | 8,429 | 685 |
| **Diluted EPS ($)** | | | | | | $ 8.57 | |
| **Impact of items of note** [1] | | | | | | | |
| **Non-interest expenses** | | | | | | | |
| Amortization and impairment of acquisition-related intangible assets | $ (27) | $ – | $ (18) | $ – | $ – | $ (45) | $ (13) |
| **Impact of items of note on non-interest expenses** | (27) | – | (18) | – | – | (45) | (13) |
| **Total pre-tax impact of items of note on net income** | 27 | – | 18 | – | – | 45 | 13 |
| **Income taxes** | | | | | | | |
| Amortization and impairment of acquisition-related intangible assets | 7 | – | 5 | – | – | 12 | 4 |
| **Impact of items of note on income taxes** | 7 | – | 5 | – | – | 12 | 4 |
| **Total after-tax impact of items of note on net income** | $ 20 | $ – | $ 13 | $ – | $ – | $ 33 | $ 9 |
| **Impact of items of note on diluted EPS ($)** [2] | | | | | | $ 0.04 | |
| **Operating results – adjusted** [3] | | | | | | | |
| Total revenue – adjusted | $ 12,031 | $ 6,902 | $ 3,216 | $ 6,148 | $ 836 | $ 29,133 | $ 2,293 |
| Provision for credit losses – adjusted | 1,764 | 166 | 175 | 208 | 29 | 2,342 | 124 |
| Non-interest expenses – adjusted | 6,040 | 3,522 | 1,843 | 2,855 | 1,547 | 15,807 | 1,313 |
| Income (loss) before income taxes – adjusted | 4,227 | 3,214 | 1,198 | 3,085 | (740) | 10,984 | 856 |
| Income taxes – adjusted | 1,100 | 873 | 227 | 812 | (515) | 2,497 | 162 |
| Net income (loss) – adjusted | 3,127 | 2,341 | 971 | 2,273 | (225) | 8,487 | 694 |
| Net income attributable to non-controlling interests – adjusted | – | – | – | – | 25 | 25 | – |
| Preferred shareholders and other equity instrument holders – adjusted | – | – | – | – | 364 | 364 | – |
| Common shareholders – adjusted | 3,127 | 2,341 | 971 | 2,273 | (614) | 8,098 | 694 |
| Net income (loss) attributable to equity shareholders – adjusted | 3,127 | 2,341 | 971 | 2,273 | (250) | 8,462 | 694 |
| **Adjusted diluted EPS ($)** | | | | | | $ 8.61 | |

(1) Items of note are removed from reported results to calculate adjusted results.
(2) Includes the impact of rounding differences between diluted EPS and adjusted diluted EPS.
(3) Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.
(4) Certain prior year information has been restated. See "External reporting changes" for additional details.

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

| $ millions, for the year ended October 31, 2024 [4] | Canadian Personal and Business Banking | Canadian Commercial Banking and Wealth Management | U.S. Commercial Banking and Wealth Management | Capital Markets | Corporate and Other | CIBC Total | U.S. Commercial Banking and Wealth Management (US$ millions) |
|---|---|---|---|---|---|---|---|
| **Operating results – reported** | | | | | | | |
| Total revenue | $ 10,942 | $ 6,018 | $ 2,820 | $ 4,800 | $ 1,026 | 25,606 | $ 2,074 |
| Provision for credit losses | 1,233 | 123 | 560 | 84 | 1 | 2,001 | 412 |
| Non-interest expenses | 5,706 | 3,066 | 1,718 | 2,479 | 1,470 | 14,439 | 1,263 |
| Income (loss) before income taxes | 4,003 | 2,829 | 542 | 2,237 | (445) | 9,166 | 399 |
| Income taxes | 1,098 | 766 | 42 | 608 | (502) | 2,012 | 31 |
| Net income | 2,905 | 2,063 | 500 | 1,629 | 57 | 7,154 | 368 |
| Net income attributable to non-controlling interests | – | – | – | – | 39 | 39 | – |
| Preferred shareholders and other equity instrument holders | | | | | 263 | 263 | – |
| Common shareholders | 2,905 | 2,063 | 500 | 1,629 | (245) | 6,852 | 368 |
| Net income attributable to equity shareholders | 2,905 | 2,063 | 500 | 1,629 | 18 | 7,115 | 368 |
| **Diluted EPS ($)** | | | | | | $ 7.28 | |
| **Impact of items of note** [1] | | | | | | | |
| **Non-interest expenses** | | | | | | | |
| Amortization and impairment of acquisition-related intangible assets | $ (26) | $ – | $ (30) | $ – | $ – | $ (56) | $ (22) |
| Charge related to the special assessment imposed by the FDIC | – | – | (103) | – | – | (103) | (77) |
| **Impact of items of note on non-interest expenses** | (26) | – | (133) | – | – | (159) | (99) |
| **Total pre-tax impact of items of note on net income** | 26 | – | 133 | – | – | 159 | 99 |
| **Income taxes** | | | | | | | |
| Amortization and impairment of acquisition-related intangible assets | 7 | – | 8 | – | – | 15 | 6 |
| Charge related to the special assessment imposed by the FDIC | – | – | 26 | – | – | 26 | 19 |
| **Impact of items of note on income taxes** | 7 | – | 34 | – | – | 41 | 25 |
| **Total after-tax impact of items of note on net income** | $ 19 | $ – | $ 99 | $ – | $ – | $ 118 | $ 74 |
| **Impact of items of note on diluted EPS ($)** [2] | | | | | | $ 0.12 | |
| **Operating results – adjusted** [3] | | | | | | | |
| Total revenue – adjusted | $ 10,942 | $ 6,018 | $ 2,820 | $ 4,800 | $ 1,026 | $ 25,606 | $ 2,074 |
| Provision for credit losses – adjusted | 1,233 | 123 | 560 | 84 | 1 | 2,001 | 412 |
| Non-interest expenses – adjusted | 5,680 | 3,066 | 1,585 | 2,479 | 1,470 | 14,280 | 1,164 |
| Income (loss) before income taxes – adjusted | 4,029 | 2,829 | 675 | 2,237 | (445) | 9,325 | 498 |
| Income taxes – adjusted | 1,105 | 766 | 76 | 608 | (502) | 2,053 | 56 |
| Net income – adjusted | 2,924 | 2,063 | 599 | 1,629 | 57 | 7,272 | 442 |
| Net income attributable to non-controlling interests – adjusted | – | – | – | – | 39 | 39 | – |
| Preferred shareholders and other equity instrument holders – adjusted | – | – | – | – | 263 | 263 | – |
| Common shareholders – adjusted | 2,924 | 2,063 | 599 | 1,629 | (245) | 6,970 | 442 |
| Net income attributable to equity shareholders – adjusted | 2,924 | 2,063 | 599 | 1,629 | 18 | 7,233 | 442 |
| **Adjusted diluted EPS ($)** | | | | | | $ 7.40 | |

See previous page for footnote references.

The following table provides a reconciliation of GAAP (reported) net income to non-GAAP (adjusted) pre-provision, pre-tax earnings on a segmented basis.

| $ millions, for the year ended October 31 | | Canadian Personal and Business Banking | Canadian Commercial Banking and Wealth Management | U.S. Commercial Banking and Wealth Management | Capital Markets | Corporate and Other | CIBC Total | U.S. Commercial Banking and Wealth Management (US$ millions) |
|---|---|---|---|---|---|---|---|---|
| **2025** | **Net income (loss)** | $ 3,107 | $ 2,341 | $ 958 | $ 2,273 | $ (225) | $ 8,454 | $ 685 |
| | **Add: provision for credit losses** | 1,764 | 166 | 175 | 208 | 29 | 2,342 | 124 |
| | **Add: income taxes** | 1,093 | 873 | 222 | 812 | (515) | 2,485 | 158 |
| | **Pre-provision (reversal), pre-tax earnings (losses)** [1] | 5,964 | 3,380 | 1,355 | 3,293 | (711) | 13,281 | 967 |
| | **Pre-tax impact of items of note** [2] | 27 | – | 18 | – | – | 45 | 13 |
| | **Adjusted pre-provision (reversal), pre-tax earnings (losses)** [3] | $ 5,991 | $ 3,380 | $ 1,373 | $ 3,293 | $ (711) | $ 13,326 | $ 980 |
| 2024 [4] | Net income | $ 2,905 | $ 2,063 | $ 500 | $ 1,629 | $ 57 | $ 7,154 | $ 368 |
| | Add: provision for credit losses | 1,233 | 123 | 560 | 84 | 1 | 2,001 | 412 |
| | Add: income taxes | 1,098 | 766 | 42 | 608 | (502) | 2,012 | 31 |
| | Pre-provision (reversal), pre-tax earnings (losses) [1] | 5,236 | 2,952 | 1,102 | 2,321 | (444) | 11,167 | 811 |
| | Pre-tax impact of items of note [2] | 26 | – | 133 | – | – | 159 | 99 |
| | Adjusted pre-provision (reversal), pre-tax earnings (losses) [3] | $ 5,262 | $ 2,952 | $ 1,235 | $ 2,321 | $ (444) | $ 11,326 | $ 910 |

(1) Non-GAAP measure.
(2) Items of note are removed from reported results to calculate adjusted results.
(3) Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.
(4) Certain prior year information has been restated. See "External reporting changes" for additional details.

# Strategic business units overview

CIBC has four SBUs – Canadian Personal and Business Banking, Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management, and Capital Markets. These SBUs are supported by the following functional groups – Technology, Infrastructure and Innovation, Risk Management, People, Culture and Brand, and Finance and Enterprise Strategy, as well as other support groups, which all are included within Corporate and Other. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes the results of CIBC Caribbean and other portfolio investments, as well as other income statement and balance sheet items not directly attributable to the business lines.

External reporting changes were made in the first quarter of 2025, which affected the results of our SBUs. See the "External reporting changes" section for additional details.

## Business unit allocations

Revenue, expenses, and other balance sheet resources related to certain activities are generally allocated to the lines of business within the SBUs.

Treasury activities impact the financial results of the SBUs. Each line of business within our SBUs is charged or credited with a market-based cost of funds on assets and liabilities, respectively, which impacts the revenue performance of the SBUs. This market-based cost of funds takes into account the cost of maintaining sufficient regulatory capital to support business requirements, including the cost of preferred shares. Once the interest and liquidity risks inherent in our client-driven assets and liabilities are transfer priced into Treasury, they are managed within CIBC's risk framework and limits. Capital is attributed to the SBUs based on the estimated amount of regulatory capital required to support their businesses, which is intended to consistently measure and align the costs with the underlying benefits and risks associated with SBU activities. Earnings on unattributed capital remain in Corporate and Other. We review our transfer pricing methodologies on an ongoing basis to ensure they reflect changing market environments and industry practices.

We use a Product Owner/Customer Segment/Distributor Channel allocation management model to measure and report the results of operations of various lines of business within our SBUs. The model uses certain estimates and methodologies to process internal transfers between the impacted lines of business for sales, renewals and trailer commissions as well as certain attributable costs. Periodically, the sales, renewals and trailer commission rates paid to customer segments for certain products/services are revised and applied prospectively.

The non-interest expenses of the functional and support groups are generally allocated to the business lines within the SBUs based on appropriate criteria and methodologies. The basis of allocation is reviewed periodically to reflect changes in support to business lines. Other costs not directly attributable to business lines remain in Corporate and Other.

We recognize provision for credit losses on both impaired (stage 3) and performing (stages 1 and 2) loans in the respective SBUs.

## Revenue, taxable equivalent basis

Prior to the third quarter of 2024, certain SBUs evaluated revenue on a TEB. In order to arrive at the TEB amount, the SBUs grossed up tax-exempt revenue on certain securities to a TEB, being the amount of fully taxable revenue, which, were it to have incurred tax at the statutory income tax rate, would yield the same after-tax revenue. Simultaneously, an equivalent amount was booked as an income tax expense resulting in no impact on the net income of the SBUs. This measure enabled comparability of revenue arising from both taxable and tax-exempt sources. The total TEB adjustments of the SBUs were offset in revenue and income tax expense in Corporate and Other. Commencing in the third quarter of 2024, TEB reporting is no longer applicable to certain dividends received on or after January 1, 2024. Also in the third quarter of 2024, the enactment of the denial of the dividends received deduction resulted in a TEB reversal for dividends received on or after January 1, 2024 that were included in the first and second quarters of 2024.

# Canadian Personal and Business Banking

Canadian Personal and Business Banking provides clients across Canada with financial solutions, services and advice through our dedicated team members in banking centres and contact centres, as well as leading mobile and online banking platforms to help make their ambitions a reality.

## Our business strategy

Our goal is to be the leading relationship bank in Canada helping Canadians achieve their ambitions and delivering sustainable, market-leading performance. To achieve this, our strategy is focused on:
- Building highly-engaged client relationships by being our clients' trusted partner for everyday financial solutions;
- Growing our mass affluent business through our differentiated advisory network, innovative platforms and digital capabilities; and
- Enhancing operational excellence through our people, technology and processes.

## 2025 progress

This was a year of strong results and strategic progress across Personal and Business Banking, in which we continued to grow our client base, deepen relationships with high-growth client segments and strengthen our technology and talent, while simplifying our processes. A large contributor to this growth has been our ongoing delivery of high-quality financial planning and advice across our retail network, including our Imperial Service offer, supporting our clients through periods of increased market volatility and uncertainty over the course of the year. Our commitment to our clients was noted again this year with strong increases in our internal client satisfaction surveys. This was validated in external studies where we saw year-over-year improvements in both the J.D. Power Retail Banking Satisfaction study and Ipsos Customer Satisfaction Index net promoter score among primary clients. Additionally, CIBC ranked 1st in both online and mobile digital platforms in the 2025 J.D. Power Digital Satisfaction Studies and for the 10th consecutive year, achieved the #1 ranking from financial advisors on the Investment Executive Report Card on Banks.

**Building highly-engaged client relationships by being our clients' trusted partner for everyday financial solutions**
- Launched CIBC Real-Time Experience (CIBC CRTeX), which leverages advanced analytics and AI to deliver personalized insights and banking experiences to enhance our overall relationships with clients.
- Introduced our new Costco Banking Offer to provide Costco members with exclusive access to additional rewards when they open their first bank account with CIBC and started driving volumes through the roll out of CIBC Kiosks rotating at various Costco warehouses.
- Launched a new, innovative, no annual fee CIBC Adapta Mastercard that automatically adapts to spending practices and rewards more for everyday purchases.
- Partnered with Skip to offer CIBC credit and debit card clients access to exclusive benefits.
- Ranked #1 among the major banks for the third consecutive year in J.D. Power's 2025 Canada Credit Card Satisfaction Study, improving year-over-year in every category.
- Opened a new banking centre at Toronto Pearson International Airport, welcoming a range of clients, including newcomers and international students.
- Ranked #1 in Canadian mobile banking, earning the highest ranking among the Big 6 banks in Surviscor's 2025 Consumer Mobile Banking Experience Review.
- Introduced transit fee waivers, allowing clients to purchase tickets, reload cards, or tap at fare readers without these transactions counting toward monthly limits.

**Growing our mass affluent business through our differentiated advisory network, innovative platforms and digital capabilities**
- Leading with advice, our Imperial Service team developed and deepened relationships, which helped contribute to CIBC's 2nd place ranking (Securities and Investment Management Association) among the Big 6 banks for total mutual funds net sales.
- Ranked #1 by ISS Market Intelligence Investor Economics Deposit Report among no fee chequing account providers in Canada for our Simplii Financial offering for both total balances and number of accounts.
- Established a new tiered Smart Account, which offers clients up to three accounts with unlimited transactions, enhanced benefits and rewards and automatic tier upgrades as they deepen their relationship with CIBC.
- Launched CIBC's Skilled Trades Business Banking Program, offering business owners comprehensive solutions, exclusive offers and expert advice. This program builds on the success of our first-of-its-kind skilled trades Personal Banking program.
- Launched the Business Client Advice Centre (BCAC) for improved client experience; and, launched a Skilled Trades Campaign and a dedicated BCAC line for the campaign.

**Enhancing operational excellence through our people, technology and processes**

- Achieved record-high net promoter scores for Personal Banking and Imperial Service reflecting an exceptional level of client satisfaction.
- Reached a significant milestone of 10 million digitally registered clients.
- Saved a significant number of hours for our frontline team through process and technology enhancements, resulting in substantial efficiency gains.
- Improved client experience by refreshing our award-winning mobile banking app through enhancements, such as Smart Search, home screen navigation and void cheque features.
- Introduced several improvements to simplify and enhance the experience of Business Banking clients and team members across all processes, products and channels.
- Established disputes automation for credit cards, decreasing call volumes and increasing service levels.
- Enhanced client-initiated Credit Limit Increase in mobile and online banking, providing real-time decisions, reducing contact centre calls and improving client experience.
- Launched a digital end-of-term mortgage renewal featuring e-sign capabilities, expected to save a considerable number of frontline hours.
- Launched Digital Account Funding so clients can fund their accounts when opening an account digitally through FastApp.

## 2025 financial review



(1)  Certain prior year information has been restated. See the "External reporting changes" section for additional details.
(2)  Loan amounts are stated before any related allowances.
(3)  Average balances are calculated as a weighted average of daily closing balances.

## Our focus for 2026

In Canadian Personal and Business Banking, our objective is to be the leading relationship bank for our clients, delivering top-tier value for our stakeholders through differentiated advice, seamless client experience and operational excellence. We will continue to do this by:

- Delivering seamless everyday banking solutions and best-in-class personalized advice to our clients;
- Driving growth in key client segments by leveraging our differentiated front-line team, client engagement platforms and partnerships to acquire new clients and deepen existing relationships; and
- Modernizing infrastructure and simplifying our operations to unlock front-line capacity, enhance client experience across channels and create capacity to reinvest in growth.

## Results[1]

| $ millions, for the year ended October 31 | 2025 | 2024 [2] |
|---|---|---|
| Revenue | $ 12,031 | $ 10,942 |
| Provision for credit losses | | |
| Impaired | 1,365 | 1,169 |
| Performing | 399 | 64 |
| Total provision for credit losses | 1,764 | 1,233 |
| Non-interest expenses | 6,067 | 5,706 |
| Income before income taxes | 4,200 | 4,003 |
| Income taxes | 1,093 | 1,098 |
| Net income | $ 3,107 | $ 2,905 |
| Net income attributable to: | | |
| Equity shareholders | $ 3,107 | $ 2,905 |
| Total revenue | | |
| Net interest income | $ 9,629 | $ 8,592 |
| Non-interest income [3] | 2,402 | 2,350 |
| | $ 12,031 | $ 10,942 |
| Net interest margin on average interest-earning assets [4] | 2.88 % | 2.61 % |
| Efficiency ratio | 50.4 % | 52.1 % |
| Operating leverage | 3.6 % | 4.8 % |
| Return on equity [5] | 25.0 % | 24.6 % |
| Average allocated common equity [5] | $ 12,410 | $ 11,826 |
| Average assets ($ billions) | $ 339.9 | $ 333.8 |
| Average loans and acceptances ($ billions) | $ 336.9 | $ 330.6 |
| Average deposits ($ billions) | $ 248.5 | $ 245.8 |
| Full-time equivalent employees | 13,827 | 13,757 |

(1) For additional segmented information, see Note 29 to the consolidated financial statements.
(2) Certain prior year information has been restated. See the "External reporting changes" section for additional details.
(3) Includes intersegment revenue, which represents internal sales commissions and revenue allocations under the Product Owner/Customer Segment/Distributor Channel allocation management model.
(4) For additional information on the composition, see the "Glossary" section.
(5) For additional information, see the "Non-GAAP measures" section.

### Financial overview
Net income was up $202 million or 7% from 2024, primarily due to higher revenue, partially offset by a higher provision for credit losses and higher non-interest expenses.

### Revenue
Revenue was up $1,089 million or 10% from 2024, primarily due to higher net interest income and higher non-interest income.

Net interest income was up $1,037 million or 12% from 2024, primarily due to higher net interest margin and volume growth. Non-interest income was up $52 million or 2% from 2024, primarily due to higher fees.

Net interest margin on average interest-earning assets was up 27 basis points, mainly due to higher deposit and loan margins, volume growth and favourable business mix.

### Provision for credit losses
Provision for credit losses was up $531 million or 43% from 2024. Provision for credit losses on performing loans was up due to an unfavourable change in our economic outlook and model parameter updates, partially offset by unfavourable credit migration in the prior year. Provision for credit losses on impaired loans was up, primarily due to higher write-offs in credit cards and in the personal lending portfolio, and a higher provision in residential mortgages.

### Non-interest expenses
Non-interest expenses were up $361 million or 6% from 2024, primarily due to higher spending on technology and other strategic initiatives and employee compensation.

### Income taxes
Income taxes were down $5 million from 2024, primarily due to earnings mix.

### Average assets
Average assets were up $6.1 billion or 2% from 2024, primarily due to growth in residential mortgages and cards.

## Canadian Commercial Banking and Wealth Management

Canadian Commercial Banking and Wealth Management provides high-touch, relationship-oriented banking and wealth management services to middle-market companies, entrepreneurs, high-net-worth individuals and families across Canada. Our offering also includes an online brokerage platform for retail clients and asset management services for institutional investors.

### Our business strategy

We are focused on building and enhancing client relationships, being a leading provider of financial services and advice to Commercial Banking and high-net-worth clients in Canada. Our key strategic priorities continue to be:

- Delivering risk-controlled growth with a focus on relationship-banking and increasing connectivity to deepen relationships;
- Focusing on high-growth market segments; and
- Modernizing and simplifying our processes and systems.

### 2025 progress

In 2025, our team continued to deliver strong results. In Canadian Commercial Banking, we navigated a challenging macroeconomic landscape to achieve risk-controlled growth, strengthening relationships by delivering holistic solutions tailored to our clients' needs. Our Canadian Wealth Management business advanced our strategy as a leading provider of financial advice to high-net-worth and ultra-high-net-worth clients and delivered solid performance. We empowered our clients to reach their financial goals through dedicated financial planning and ongoing investments in technology to further enhance the productivity of our advisors and teams. In Investor's Edge, our self-directed online investing platform, we've seen strong year-over-year growth, driven by prior investments in the platform and client solutions. CIBC Asset Management continues to see strong growth in long-term mutual fund net sales and is investing in enhanced distribution and product capabilities. Across our organization, cross-business referral momentum resulted in deeper, multi-faceted client relationships, reinforcing our commitment to helping our clients achieve their ambitions and positioning us for continued success in the years ahead.

**Delivering risk-controlled growth with a focus on relationship-banking and increasing connectivity to deepen relationships**

- Maintained strong net promoter score results in Commercial Banking, Private Banking and Wood Gundy, reflecting the confidence, loyalty and satisfaction that sets us apart as a trusted partner for our clients.
- Continued to increase the number of financial plans completed, while maintaining focus on deepening client relationships and fostering strong partnerships.
- Achieved strong year-over-year growth in commercial loans and deposits through proactive engagement and tailored solutions.

**Focusing on high-growth market segments**

- Wood Gundy ranked second overall among the Big 5 banks by Investment Executive Brokerage Report Card for the fourth consecutive year – a strong statement on the confidence of our advisory team.
- Investor's Edge ranked first among the Big 5 banks in J.D. Power's do-it-yourself investing customer satisfaction survey.
- CIBC was recognized as Canada's Top Private Bank by Global Finance and Global Banking & Finance Review, for its leadership and client-centric approach.
- CIBC Asset Management ranked second among the Big 6 banks in year-to-date long-term mutual fund net sales as of October 2025, according to the Securities and Investment Management Association.

**Modernizing and simplifying our processes and systems**

- Advanced our modernization journey by upgrading platforms and streamlining digital processes, enabling faster and simpler client experiences, while driving efficiency.
- Enhanced productivity through continued increased adoption of sales enablement tools, including Salesforce.
- Introduced First Home Savings Account to Wood Gundy, expanding our product suite to meet the evolving needs of Canadians and their families.

## 2025 financial review



**Revenue**[1]
($ billions)

6.0
6.9
24
25

**Net income**[1]
($ millions)

2,063
2,341
24
25

**Operating leverage**[1]
(%)

(2.7)
(0.2)
24
25

**Average loans**[1][2][3]
($ billions)

98.5
107.4
24
25

**Average deposits**[1][3]
($ billions)

105.5
116.3
24
25

**Average commercial banking loans**[1][2][3][4]
($ billions)

95.1
103.7
24
25

**Average commercial banking deposits**[1][3]
($ billions)

93.9
102.4
24
25

**Assets under administration and management**[5]
($ billions)

509.6
597.2
276.9
317.1
24
25
AUM

**Canadian retail mutual funds and exchange-traded funds**
($ billions)

149.4
175.2
24
25

(1) Certain prior year information has been restated. See the "External reporting changes" section for additional details.
(2) Loan amounts are stated before any related allowances.
(3) Average balances are calculated as a weighted average of daily closing balances.
(4) Comprises loans and acceptances and notional amount of letters of credit.
(5) AUM amounts are included in the amounts reported under AUA.

## Our focus for 2026

Canadian Commercial Banking and Wealth Management remains focused on delivering profitable growth by being a leading provider of financial services and advice, and building deep relationships with commercial banking and high-net-worth clients. We will continue to do this by:

- Deepening client relationships and increasing connectivity;
- Focusing on high-growth segments, while investing in our capabilities; and
- Empowering teams with improved technology, processes and data.

## Results[1]

| $ millions, for the year ended October 31 | 2025 | 2024 [2] |
|---|---|---|
| Revenue | | |
| Commercial banking | $ 2,710 | $ 2,465 |
| Wealth management | 4,192 | 3,553 |
| Total revenue | 6,902 | 6,018 |
| Provision for credit losses | | |
| Impaired | 112 | 75 |
| Performing | 54 | 48 |
| Total provision for credit losses | 166 | 123 |
| Non-interest expenses | 3,522 | 3,066 |
| Income before income taxes | 3,214 | 2,829 |
| Income taxes | 873 | 766 |
| Net income | $ 2,341 | $ 2,063 |
| Net income attributable to: | | |
| Equity shareholders | $ 2,341 | $ 2,063 |
| Total revenue | | |
| Net interest income | $ 2,960 | $ 2,232 |
| Non-interest income [3] | 3,942 | 3,786 |
| | $ 6,902 | $ 6,018 |
| Net interest margin on average interest-earning assets [4] | 2.90 % | 3.04 % |
| Efficiency ratio | 51.0 % | 50.9 % |
| Operating leverage | (0.2)% | (2.7)% |
| Return on equity [5] | 23.6 % | 21.7 % |
| Average allocated common equity [5] | $ 9,904 | $ 9,521 |
| Average assets ($ billions) | $ 103.9 | $ 95.5 |
| Average loans ($ billions) | $ 107.4 | $ 98.5 |
| Average deposits ($ billions) | $ 116.3 | $ 105.5 |
| AUA ($ billions) | $ 597.2 | $ 509.6 |
| AUM ($ billions) | $ 317.1 | $ 276.9 |
| Full-time equivalent employees | 6,190 | 5,879 |

(1) For additional segmented information, see Note 29 to the consolidated financial statements.
(2) Certain prior year information has been restated. See the "External reporting changes" section for additional details.
(3) Includes intersegment revenue, which represents internal sales commissions and revenue allocations under the Product Owner/Customer Segment/Distributor Channel allocation management model.
(4) For additional information on the composition, see the "Glossary" section.
(5) For additional information, see the "Non-GAAP measures" section.

### Financial overview

Net income was up $278 million or 13% from 2024, primarily due to higher revenue, partially offset by higher non-interest expenses and higher provision of credit losses.

### Revenue

Revenue was up $884 million or 15% from 2024.

*Commercial banking* revenue was up $245 million or 10%, primarily due to higher net interest income mainly driven by volume growth.

*Wealth management* revenue was up $639 million or 18%, primarily due to higher fee-based revenue from higher average AUA and AUM balances attributable to market appreciation, higher net interest margins and cash balances, and higher commission revenue from increased client activity.

Net interest margin on average interest-earning assets was down 14 basis points, primarily due to the impact from the conversion of bankers' acceptances to CORRA loans resulting from the cessation of CDOR, partially offset by higher deposit volumes.

### Provision for credit losses

Provision for credit losses was up $43 million or 35% from 2024. Provision for credit losses on performing loans was up moderately due to a favourable model parameter update in the prior year and a more unfavourable change in economic outlook in the current year, partially offset by favourable credit migration. Provision for credit losses on impaired loans was up due to higher provisions in the real estate and construction, business services, capital goods manufacturing, and consumer goods manufacturing sectors, partially offset by lower provisions in the retail and wholesale, and hardware and software sectors.

### Non-interest expenses

Non-interest expenses were up $456 million or 15% from 2024, primarily due to higher performance-based and other employee-related compensation, and higher spending on technology and other strategic initiatives.

### Income taxes

Income taxes were up $107 million from 2024, due to higher income.

### Average assets

Average assets were up $8.4 billion or 9% from 2024, primarily due to growth in commercial loans.

### Assets under administration

AUA on a spot basis were up $87.6 billion or 17% from 2024, primarily due to market appreciation. AUM amounts are included in the amounts reported under AUA.

## U.S. Commercial Banking and Wealth Management

U.S. Commercial Banking and Wealth Management provides tailored, relationship-oriented banking and wealth management solutions across the U.S., focusing on middle-market and mid-corporate companies, entrepreneurs, high-net-worth individuals and families, as well as operating private and small business banking services in strategic markets across the U.S.

### Our business strategy

We are a best-in-class, relationship-oriented commercial banking and wealth management franchise in the U.S., working closely with clients who value our high-touch approach, as well as our industry expertise and broad product capabilities, tailored to meet their specific needs. Our key strategic priorities continue to be:

- Building and deepening client relationships;
- Strengthening and diversifying our deposit base;
- Improving efficiency and capabilities through data and technology; and
- Advancing the growth and transformation of our business.

### 2025 progress

In 2025, we continued to attract new clients and deepen relationships with existing clients through execution of our well-established relationship strategy. We are well positioned to help our clients achieve their ambitions by staying close, offering bespoke financial solutions and further improving client experiences, which is reflected in our strong net promoter scores. We delivered broad-based deposit and commercial and industrial loan growth, and built positive momentum by continuing to generate new business and AUM growth. The strategic investments we've made in our business combined with disciplined expense and risk management will support our momentum and growth moving forward.

**Building and deepening client relationships**
- Continued growth in relationship expansion efforts across all areas of the bank that drove new business and delivered more services across our bank to our existing clients.
- Generated loan growth through new strategic client relationships and developed additional private banking business with existing commercial and wealth clients.
- Maintained positive AUM and AUA net flows.
- Further enhanced the strong connectivity with our Capital Markets team to provide a range of financial solutions to U.S. commercial and wealth clients.
- Ranked #6 Registered Investment Advisor in *Barron's* Top 100 RIA Firms list; remaining in the top 10 for the sixth consecutive year.
- CIBC Private Wealth remains *Private Asset Management's* most awarded firm in the industry over the last 15 years.

**Strengthening and diversifying our deposit base**
- Maintained a diversified deposit base across our commercial, private banking and personal clients.
- Expanded deposit gathering by attracting new clients to our CIBC Agility digital banking platform that provides flexible online banking.
- Earned recognition from Money.com for having the Best High-Yield Savings Accounts of 2025.

**Improving efficiency and capabilities through data and technology**
- Continued investments in modernizing our bank, including enhancements to our wires platform, expanded client relationship management tools and enhanced anti-money laundering capabilities, helping to transform our bank to support future growth.
- Enhanced our award-winning Private Wealth investment platform, allowing us to deliver improved client experience.
- Advancements in risk management capabilities leading to better data analytics, which enhanced insights into our loan and deposit portfolios.

**Advancing the growth and transformation of our business**
- Continued growth of our Wealth Management franchise, a business that provides strong returns on capital by building scale, acquiring top talent and deploying technology that drives industry-leading client experiences.
- Maintained risk-controlled growth in Commercial Banking, while strategically allocating capital, to deliver new products and services.
- Continued to enhance our risk culture to support our growth.

### 2025 financial review



Revenue[1]
(US$ billions)



Net income[1]
($ millions)



Net income[1]
(US$ millions)



Operating leverage[1]
(% in U.S. dollars)

(1) Certain prior year information has been restated. See the "External reporting changes" section for additional details.

| Average loans[1][2] (US$ billions) | Average deposits[2] (US$ billions) | Average commercial banking loans[1][2] (US$ billions) | Assets under administration and management[3] (US$ billions) |
|---|---|---|---|
|  |  |  |  |

(1) Loan amounts are stated before any related allowances.
(2) Average balances are calculated as a weighted average of daily closing balances.
(3) AUM amounts are included in the amounts reported under AUA.

## Our focus for 2026

To build on our momentum across U.S. Commercial Banking and Wealth Management, we will be guided by our purpose as we help make our clients' ambitions a reality. We will continue to do this by:

• Expanding Private Wealth Management with a focus on strategic relationships;
• Growing Commercial Banking by delivering the full connected capabilities of our bank, industry expertise and deepening client relationships; and
• Investing in people, technology and infrastructure to further scale our platform, drive connectivity and enhance data-driven decisioning.

## Results in Canadian dollars[1]

| $ millions, for the year ended October 31 | | 2025 | | 2024 [2] |
|---|---|---|---|---|
| Revenue | | | | |
| Commercial banking | $ | 2,224 | $ | 1,971 |
| Wealth management | | 992 | | 849 |
| Total revenue | | 3,216 | | 2,820 |
| Provision for (reversal of) credit losses | | | | |
| Impaired | | 268 | | 449 |
| Performing | | (93) | | 111 |
| Total provision for credit losses | | 175 | | 560 |
| Non-interest expenses | | 1,861 | | 1,718 |
| Income before income taxes | | 1,180 | | 542 |
| Income taxes | | 222 | | 42 |
| Net income | $ | 958 | $ | 500 |
| Net income attributable to: | | | | |
| Equity shareholders | $ | 958 | $ | 500 |
| Total revenue | | | | |
| Net interest income | $ | 2,205 | $ | 1,906 |
| Non-interest income | | 1,011 | | 914 |
| | $ | 3,216 | $ | 2,820 |
| Average allocated common equity [3] | $ | 11,380 | $ | 11,051 |
| Average assets ($ billions) | $ | 64.4 | $ | 60.8 |
| Average loans ($ billions) | $ | 58.1 | $ | 54.7 |
| Average deposits ($ billions) | $ | 59.0 | $ | 50.6 |
| AUA ($ billions) [4] | $ | 156.8 | $ | 149.2 |
| AUM ($ billions) [4] | $ | 129.1 | $ | 117.9 |
| Full-time equivalent employees | | 3,189 | | 3,005 |

(1) For additional segmented information, see Note 29 to the consolidated financial statements.
(2) Certain prior year information has been restated. See the "External reporting changes" section for additional details.
(3) For additional information, see the "Non-GAAP measures" section.
(4) Includes certain Canadian Commercial Banking and Wealth Management assets that U.S. Commercial Banking and Wealth Management provides sub-advisory services for.

### Results in U.S. dollars[1]

| US$ millions, for the year ended October 31 | **2025** | 2024 [2] |
|---|---|---|
| Revenue | | |
| Commercial banking | **$ 1,585** | $ 1,450 |
| Wealth management | **708** | 624 |
| Total revenue | **2,293** | 2,074 |
| Provision for (reversal of) credit losses | | |
| Impaired | **191** | 330 |
| Performing | **(67)** | 82 |
| Total provision for credit losses | **124** | 412 |
| Non-interest expenses | **1,326** | 1,263 |
| Income before income taxes | **843** | 399 |
| Income taxes | **158** | 31 |
| Net income | **$ 685** | $ 368 |
| Net income attributable to: | | |
| Equity shareholders | **$ 685** | $ 368 |
| Total revenue | | |
| Net interest income | **$ 1,572** | $ 1,402 |
| Non-interest income | **721** | 672 |
| | **$ 2,293** | $ 2,074 |
| Net interest margin on average interest-earning assets [3] | **3.79 %** | 3.49 % |
| Efficiency ratio | **57.9 %** | 60.9 % |
| Operating leverage | **5.5 %** | (11.9)% |
| Return on equity [4] | **8.4 %** | 4.5 % |
| Average allocated common equity [4] | **$ 8,111** | $ 8,129 |
| Average assets ($ billions) | **$ 46.1** | $ 44.7 |
| Average loans ($ billions) | **$ 41.6** | $ 40.2 |
| Average deposits ($ billions) | **$ 42.2** | $ 37.2 |
| AUA ($ billions) [5] | **$ 111.8** | $ 107.1 |
| AUM ($ billions) [5] | **$ 92.0** | $ 84.7 |

(1) For additional segmented information, see Note 29 to the consolidated financial statements.
(2) Certain prior year information has been restated. See the "External reporting changes" section for additional details.
(3) For additional information on the composition, see the "Glossary" section.
(4) For additional information, see the "Non-GAAP measures" section.
(5) Includes certain Canadian Commercial Banking and Wealth Management assets that U.S. Commercial Banking and Wealth Management provides sub-advisory services for.

#### Financial overview
Net income was up $458 million or 92% (US$317 million or 86%) from 2024, primarily due to higher revenue and a lower provision for credit losses, partially offset by higher non-interest expenses, as well as the favourable impact of foreign exchange translation.

#### Revenue
Revenue was up US$219 million or 11% from 2024.

*Commercial banking* revenue was up US$135 million or 9%, primarily due to volume growth and higher net interest margin.

*Wealth management* revenue was up US$84 million or 13%, primarily due to higher fee-based revenue from higher average AUM balances attributable to market appreciation, higher annual performance-based mutual fund fees, and higher deposit volumes.

Net interest margin on average interest-earning assets was up 30 basis points, primarily due to favourable business mix and higher deposit margins.

#### Provision for credit losses
Provision for credit losses was down US$288 million or 70% from 2024. The current year included a provision reversal on performing loans due to favourable credit migration within the performing portfolio, as well as higher allowance releases for credit migration from the performing to the impaired portfolio, partially offset by an unfavourable change in our economic outlook in the U.S. The prior year included a provision on performing loans primarily due to model parameter updates. Provision for credit losses on impaired loans was down due to lower provisions in the real estate and construction sector.

#### Non-interest expenses
Non-interest expenses were up US$63 million or 5% from 2024, primarily due to higher employee compensation and higher spending on strategic initiatives, partially offset by a US$77 million charge in the prior year related to the special assessment imposed by the FDIC, which was shown as an item of note.

#### Income taxes
Income taxes were up US$127 million from 2024, due to higher income and earnings mix.

#### Average assets
Average assets were comparable to 2024.

#### Assets under administration
AUA were up US$4.7 billion or 4% from 2024, primarily due to market appreciation. AUM amounts are included in the amounts reported under AUA.

# Capital Markets

Capital Markets provides integrated global markets products and services, investment banking and corporate banking solutions, and top-ranked research to our clients around the world. Leveraging the capabilities of our differentiated platform, Capital Markets also delivers multi-currency payments and innovative solutions for clients across our bank.

## Our business strategy

Our ambition is to be the leading client-centric capital markets solution provider in Canada and in select U.S. and international verticals, delivering leading best-in-class insight, advice and execution to our North American and international clients. To enable CIBC's strategy and priorities, we collaborate with our partners across our bank to deepen and enhance client relationships. Our key strategic priorities continue to be:
- Delivering the leading capital markets platform in Canada to our Strategic and Focus clients;
- Building a North American client platform with global capabilities; and
- Focusing on connectivity to accelerate growth and deepen relationships across our bank.

## 2025 progress

2025 was a year of significant progress where we again demonstrated our consistent execution and steady growth. We continued to deliver on our U.S. growth ambitions, driving double-digit revenue growth in this important market. This was achieved through targeted investments, expanding our teams across key businesses, and further developing our strong product and service offerings. Within Canada, we maintained strong market share with our Strategic and Focus clients in a highly competitive landscape. This underscores the value of our deep client relationships, the success of our differentiated platform, and our ability to deliver a connected bank to all our clients.

**Delivering the leading capital markets platform in Canada to our Strategic and Focus clients**
- Continued delivering industry-leading advice and capital markets solutions by expanding our capabilities and expertise, securing a market share of 14.2% among Strategic and Focus clients in Canada, while maintaining leading growth, productivity, efficiency and returns versus peers.
- Maintained resource discipline and selectively invested in innovative capabilities and technology to further grow with our clients, strengthen our platform, and simplify processes to enable our client-focused culture.
- Recognized by Global Finance for the third consecutive year as the Best Investment Bank in Canada and for our leadership in environmental and social sustainability financing, receiving three sustainable finance awards from Global Finance, including Best Sustainable Finance Bank in Canada.
- Recognized by Global Capital for the second consecutive year as the Most Impressive SSA House for the Canadian Market and Canada Derivatives House of the Year.
- Awarded Best Market Maker/Authorised Participant – Fixed Income Exchange Traded Funds (ETF) in Canada by ETF Express.

**Building a North American client platform with global capabilities**
- Continued to expand our U.S. franchise by making key strategic hires and adding capabilities for our corporate, institutional and private capital clients to enable double-digit revenue growth.
- Built out leveraged finance capabilities, technology and expertise in the U.S. to expand our business with financial sponsors, pension funds and corporate clients in this fast-growing product area.
- Furthered our reputation as a leader in the renewable energy sector in the U.S., ranking sixth among investment banks for renewables project financing, according to InfraLogic and IJGlobal.
- Ranked #1 for US$ Supranational, Sovereign, and Agency by Market Axess.
- Awarded Financial Adviser of the Year in North America by IJGlobal for the second consecutive year.
- Recognized as the Global Lender of the Year by IJGlobal ESG Awards.

**Focusing on connectivity to accelerate growth and deepen relationships across our bank**
- Delivered Capital Markets solutions to personal banking, high-net-worth and commercial banking clients across our bank.
- Further expanded our industry-first Canadian Depositary Receipts lineup as part of our ongoing commitment to developing innovative, market-based solutions that meet investor needs.
- Focused on connectivity to deepen relationships across the bank by making referrals to Commercial Banking and Wealth Management, ensuring our clients experience one strong integrated bank.
- Accelerated growth for our Global Structured Notes and Market-Linked GICs offerings, reaching a record high of $43 billion outstanding.

As a leading capital markets franchise in Canada and banking partner to our clients around the world, Capital Markets acted as:
- Financial advisor to Innergex Renewable Energy Inc. on its sale to CDPQ for a transaction value of approximately $10 billion and participant on $1.2 billion in new credit facilities for CDPQ Bidco to support the acquisition.
- Financial advisor to Brookfield Asset Management and Birch Hill Equity Partners on the acquisition of a majority interest in First National Financial Corporation for a transaction value of approximately $3.6 billion including acting as co-underwriter, joint bookrunner and co-lead arranger on a new revolver and term loan for Regal Bidco Inc. and active joint bookrunner on an $800 million multi tranche issue of senior notes for First National Financial Corporation to support the transaction.
- Financial advisor to Gildan Activewear Inc. on the acquisition of HanesBrands Inc. for a transaction value of approximately US$4.4 billion including acting as co-underwriter, joint bookrunner and co-lead arranger on a new US$1.2 billion bridge and US$1.1 billion in term loans, and active bookrunner on a US$1.2 billion dual tranche issue of senior unsecured notes in support of the transaction.
- Joint lead arranger and joint bookrunner on approximately US$2.5 billion of senior secured credit facilities to finance the acquisition of a majority of GFL's Environmental Services business by BC Partners and Apollo and hedge counterparty in support of the transaction.
- Joint bookrunner on the issuance of $2.1 billion of subscription receipts, $2.3 billion of multi tranche senior notes and $500 million of hybrid notes, and joint bookrunner and co-lead arranger on a new $2.5 billion bridge, $850 million term loan and a $500 million increase to the existing revolver in connection with Keyera Corp.'s acquisition of Plains Midstream Canada ULC's natural gas liquids business and select U.S. assets.
- Exclusive advisor, sole lead placement agent, left lead arranger and administrative agent and swap coordinator to Boldyn Networks U.S. on a US$1.2 billion financing to support the integration of its U.S. businesses and fuel future growth and innovation.

- Financial advisor, joint lead placement agent, mandated lead arranger, and hedge counterparty to Adven Group Oy on an approximately €675 million refinancing to enable its growth trajectory.
- Sustainability structuring agent in partnership with CIBC Caribbean who also acted as lead arranger on the Government of Barbados' bespoke US$300 million (equivalent) sustainability-linked loan and debt-for-climate resilience loan facility. CIBC also acted as joint bookrunner or joint lead arranger on multiple green and sustainable bond issuances, including TransAlta's $450 million green bond, Hydro One's aggregate $750 million dual-tranche sustainability and green bonds, and Government of Canada's February 2025 $2 billion green bond.

## 2025 financial review



**Revenue**[1]
($ billions)

4.8  6.1
24  **25**

**Net income**[1]
($ millions)

1,629  2,273
24  **25**

**Operating leverage**[1]
(%)

(4.7)  13.0
24  **25**

**Average loans and acceptances**[1][2]
($ billions)

60.6  69.9
24  **25**

**Average deposits**[1][2]
($ billions)

94.1  103.6
24  **25**

**Average value-at-risk (VaR)**
($ millions)

11.0  11.4
24  **25**

(1) Certain prior year information has been restated. See the "External reporting changes" section for additional details.
(2) Average balances are calculated as a weighted average of daily closing balances.

## Our focus for 2026

To support our bank's long-term objectives, Capital Markets remains focused on delivering profitable growth by deepening client relationships and collaborating with our partners across our bank to help make our clients' ambitions a reality. We will continue to do this by:
- Maintaining our focused approach to client coverage in Canada;
- Growing our North American platform by further expanding our U.S. reach and broadening the services offered to clients; and
- Strengthening our connectivity, technology and innovation efforts to bring more of our bank's offerings to our clients.

## Results[1]

| $ millions, for the year ended October 31 | 2025 | 2024 [2] |
|---|---|---|
| Revenue | | |
| Global markets [2] | $ 3,996 | $ 3,055 |
| Corporate and investment banking | 2,152 | 1,745 |
| Total revenue [3] | 6,148 | 4,800 |
| Provision for credit losses | | |
| Impaired | 117 | 55 |
| Performing | 91 | 29 |
| Total provision for credit losses | 208 | 84 |
| Non-interest expenses | 2,855 | 2,479 |
| Income before income taxes | 3,085 | 2,237 |
| Income taxes [3] | 812 | 608 |
| Net income | $ 2,273 | $ 1,629 |
| Net income attributable to: | | |
| Equity shareholders | $ 2,273 | $ 1,629 |
| Efficiency ratio | 46.4 % | 51.7 % |
| Operating leverage | 13.0 % | (4.7)% |
| Return on equity [4] | 22.1 % | 17.9 % |
| Average allocated common equity [4] | $ 10,291 | $ 9,100 |
| Average assets ($ billions) | $ 378.5 | $ 315.3 |
| Average loans and acceptances ($ billions) | $ 69.9 | $ 60.6 |
| Average deposits ($ billions) | $ 103.6 | $ 94.1 |
| Full-time equivalent employees | 2,011 | 1,858 |

(1) For additional segmented information, see Note 29 to the consolidated financial statements.
(2) Certain prior year information has been restated. See the "External reporting changes" section for additional details. In addition to the changes to our SBUs, our foreign exchange and payments business is now included in Global markets within Capital Markets. Previously, this business was included in Direct Financial Services within Capital Markets together with Simplii and Investor's Edge. Prior period information has been restated.
(3) Prior to the enactment of the Federal tax measure that denied the dividends received deduction for Canadian banks in June 2024, Capital Markets revenue and income taxes were reported on a TEB with an equivalent offset in the revenue and income taxes of Corporate and Other. Accordingly, the 2024 revenue and income taxes included a TEB adjustment of $16 million for dividends received before January 1, 2024.
(4) For additional information, see the "Non-GAAP measures" section.

**Financial overview**

Net income was up $644 million or 40% from 2024, primarily due to higher revenue, partially offset by higher non-interest expenses and a higher provision for credit losses.

**Revenue**

Revenue was up $1,348 million or 28% from 2024.

*Global markets* revenue was up $941 million or 31%, primarily due to higher equity trading, financing revenue and higher commodities trading revenue.

*Corporate and investment banking* revenue was up $407 million or 23%, primarily due to higher corporate banking revenue and higher debt underwriting, advisory and equity underwriting revenue.

**Provision for credit losses**

Provision for credit losses was up $124 million or 148% from 2024. Provision for credit losses on performing loans was up due to unfavourable credit migration and a more unfavourable change in our economic outlook in the current year. Provision for credit losses on impaired loans was up due to higher provisions in the telecommunications and cable sector.

**Non-interest expenses**

Non-interest expenses were up $376 million or 15% from 2024, primarily due to higher employee compensation and higher spending on technology and other strategic initiatives.

**Income taxes**

Income taxes were up $204 million from 2024, primarily due to higher income and earnings mix.

**Average assets**

Average assets were up $63.2 billion or 20% from 2024, primarily due to higher trading securities, higher loan balances, higher securities purchased under resale agreements and higher derivatives valuation.

## Corporate and Other

Corporate and Other includes the following functional groups – Technology, Infrastructure and Innovation, Risk Management, People, Culture and Brand, and Finance and Enterprise Strategy, as well as other support groups. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes the results of CIBC Caribbean and other portfolio investments, as well as other income statement and balance sheet items not directly attributable to the business lines.

### Results[1]

| $ millions, for the year ended October 31 | 2025 | 2024 |
|---|---|---|
| Revenue | | |
|   International banking | $ **905** | $ 980 |
|   Other | **(69)** | 46 |
| Total revenue [2] | **836** | 1,026 |
| Provision for (reversal of) credit losses | | |
|   Impaired | **25** | 12 |
|   Performing | **4** | (11) |
| Total provision for credit losses | **29** | 1 |
| Non-interest expenses | **1,547** | 1,470 |
| Loss before income taxes | **(740)** | (445) |
| Income taxes [2] | **(515)** | (502) |
| Net income (loss) | $ **(225)** | $ 57 |
| Net income (loss) attributable to: | | |
|   Non-controlling interests | $ **25** | $ 39 |
|   Equity shareholders | **(250)** | 18 |
| Full-time equivalent employees [3] | **24,607** | 24,026 |

(1) For additional segmented information, see Note 29 to the consolidated financial statements.

(2) Prior to the enactment of the Federal tax measure that denied the dividends received deduction for Canadian banks in June 2024, Capital Markets revenue and income taxes were reported on a TEB with an equivalent offset in the revenue and income taxes of Corporate and Other. Accordingly, the 2024 revenue and income taxes included a TEB adjustment offset of $16 million for dividends received before January 1, 2024.

(3) Includes full-time equivalent employees for which the expenses are allocated to the business lines within the SBUs. The majority of the full-time equivalent employees for functional and support costs of CIBC Bank USA are included in the U.S. Commercial Banking and Wealth Management SBU.

**Financial overview**

Net income was down $282 million from 2024, due to lower treasury and International banking revenue, higher non-interest expenses and higher provision for credit losses, partially offset by higher revenue from our strategic investments.

**Revenue**

Revenue was down $190 million from 2024.

*International banking* revenue was down $75 million, primarily due to investment losses, lower margins and impairment of debt securities measured at amortized cost, partially offset by volume growth and higher fee income.

*Other* revenue was down $115 million, primarily due to lower treasury revenue, partially offset by higher revenue from our strategic investments.

**Provision for (reversal of) credit losses**

Provision for credit losses in International banking was up $28 million from 2024. The current year included a modest provision for credit losses on performing loans, while the same period last year included a provision reversal reflective of an improvement in our economic outlook. Provision for credit losses on impaired loans was up mainly attributable to the business services sector.

**Non-interest expenses**

Non-interest expenses were up $77 million from 2024, primarily due to higher corporate costs, including from higher employee termination costs and legal provisions.

# Financial condition

## Review of condensed consolidated balance sheet

| $ millions, as at October 31 | 2025 | 2024[1] |
|---|---|---|
| **Assets** | | |
| Cash and deposits with banks | $ 44,003 | $ 48,064 |
| Securities | 283,235 | 254,345 |
| Securities borrowed and purchased under resale agreements | 108,392 | 100,749 |
| Loans and acceptances | 589,504 | 558,292 |
| Derivative instruments | 38,352 | 36,435 |
| Other assets | 53,452 | 44,100 |
| **Total assets** | $ 1,116,938 | $ 1,041,985 |
| **Liabilities and equity** | | |
| Deposits | $ 808,124 | $ 764,857 |
| Obligations related to securities lent, sold short and under repurchase agreements | 160,317 | 139,792 |
| Derivative instruments | 41,411 | 40,654 |
| Other liabilities [1] | 34,854 | 30,210 |
| Subordinated indebtedness | 7,819 | 7,465 |
| Equity | 64,413 | 59,007 |
| **Total liabilities and equity** | $ 1,116,938 | $ 1,041,985 |

(1)   Includes acceptances of $10 million (2024: $6 million). Prior year amounts have been revised to conform to the presentation adopted in 2025.

### Assets

Total assets as at October 31, 2025 were up $75.0 billion or 7% from 2024, of which approximately $3.8 billion was due to the appreciation of the U.S. dollar.

Cash and deposits with banks decreased by $4.1 billion or 8%, primarily due to lower short-term placements in Treasury.

Securities increased by $28.9 billion or 11%, primarily due to increases in equity trading securities, debt security portfolios in our trading businesses and Treasury, and asset-backed securities.

Securities borrowed and purchased under resale agreements increased by $7.6 billion or 8%, primarily due to client-driven activities.

Net loans and acceptances increased by $31.2 billion or 6%, primarily due to increases in business and government loans, and the Canadian residential mortgage portfolio. Further details on the composition of loans and acceptances are provided in the "Supplementary annual financial information" section and Note 5 to the consolidated financial statements.

Derivative instruments increased by $1.9 billion or 5%, largely driven by an increase in foreign exchange and commodity derivatives valuation.

Other assets increased by $9.4 billion or 21%, primarily due to increases in broker receivables, precious metals and carbon emission allowances, collateral pledged for derivatives and other receivables.

### Liabilities

Total liabilities as at October 31, 2025 were up $69.5 billion or 7% from 2024, of which approximately $3.7 billion was due to the appreciation of the U.S. dollar.

Deposits increased by $43.3 billion or 6%, primarily due to increases in business and government deposits, wholesale funding, and retail volume growth. Further details on the composition of deposits are provided in Note 10 to the consolidated financial statements and the "Supplementary annual financial information" section.

Obligations related to securities lent, sold short and under repurchase agreements increased by $20.5 billion or 15%, primarily to finance growth in client-driven activities.

Derivative instruments increased by $0.8 billion or 2%, largely driven by increases in equity and commodity derivatives valuation, partially offset by decreases in the interest rate and foreign exchange derivatives valuation.

Other liabilities increased by $4.6 billion or 15%, primarily due to increases in payables related to precious metals, collateral pledged for derivatives, accrued employee compensation and brokers payables, partially offset by a decrease in accrued interest payable.

Subordinated indebtedness increased by $0.4 billion or 5%, primarily due to the issuance of subordinated indebtedness in the second quarter, partially offset by the redemption of subordinated indebtedness in the third quarter. For further details see the "Capital management" section.

### Equity

Equity as at October 31, 2025 increased by $5.4 billion or 9% from 2024, primarily due to net income that exceeded dividends and distributions, an increase in Limited Recourse Capital Notes (LRCNs) and preferred shares, a net increase in accumulated other comprehensive income (AOCI) mainly resulting from net gains on cash flow hedges and net gains in debt securities measured at FVOCI, partially offset by the impact of shares repurchased and cancelled under normal course issuer bids (NCIBs). For further details see the "Capital management" section.

## Capital management

Our capital strength protects our depositors and creditors from risks inherent in our businesses. Our overall capital management objective is to maintain a strong and efficient capital base that:

- Acts as a buffer to absorb unexpected losses while providing sustainable returns to our shareholders;
- Enables our businesses to grow and execute on our strategy;
- Demonstrates balance sheet strength and our commitment to prudent balance sheet management; and
- Supports us in maintaining a favourable credit standing and raising additional capital or other funding on attractive terms.

We actively manage our capital to meet these objectives in support of our overall enterprise strategy. We also consider the economic outlook, and the overall operating environment when deploying our capital and may choose to operate with greater levels of capital based on our view of potential downside risks.

### Capital management and planning framework

We maintain a capital management policy that establishes our capital management principles in the context of our risk appetite to support our capital management objectives. Our capital management policy is reviewed and approved by the Board of Directors (the Board) in support of our Internal Capital Adequacy Assessment Process (ICAAP). The policy includes guidelines that relate to capital strength, capital mix, dividends and return of capital, and unconsolidated capital adequacy of regulated entities, based on regulatory requirements and our risk appetite. The level of capital and capital ratios are continually monitored relative to our regulatory minimums and internal targets and the amount of capital required may change in relation to our business growth, risk appetite, and the business and regulatory environment.

Capital planning is a crucial element of our overall financial planning process and establishment of strategic objectives and is developed in accordance with the capital management policy. Each year, a capital plan and three-year outlook are developed as part of the financial plan, which establishes targets for the coming year and business plans to achieve those targets. The capital plan is also stress-tested as a part of our enterprise-wide stress testing process to ensure CIBC is adequately capitalized through severe but plausible stress scenarios (see the "Enterprise-wide stress testing" section for further details). Our capital position and forecasts are monitored throughout the year and assessed against the capital plan.

The Board, with endorsement from the Risk Management Committee (RMC), provides oversight of CIBC's capital management through the approval of our risk appetite, capital policy and plan. The RMC and the Board are provided with regular updates on our capital position including performance to date, updated forecasts, and any material regulatory developments that may impact our future capital position. Treasury is responsible for the overall management of capital including planning, forecasting and execution of the plan, with senior management oversight provided by the Global Asset Liability Committee (GALCO).

### Enterprise-wide stress testing

We perform enterprise-wide stress testing on at least an annual basis. The results are an integral part of our ICAAP, as defined by Pillar 2 of the Basel III Accord, wherein we identify and measure our risks on an ongoing basis in order to ensure that the capital available is sufficient to cover all risks across CIBC, including the impacts of stress testing. We maintain a process that determines plausible but stressed economic scenarios such as global recessions and housing price shocks, and then apply these stress scenarios to our bank-wide exposures to determine the impact on the consolidated statement of income, RWA requirements, and consequently, key capital ratios. This helps us analyze the potential risks within our portfolios and establish prudent capital levels in excess of the regulatory minimum requirements. All of the elements of capital are monitored throughout the year and the capital plan is adjusted as appropriate.

Management determines the range of scenarios to be tested. Macroeconomic stress test scenarios are designed to be both severe and plausible and designed to be consistent with OSFI's stress testing framework to ensure that they are comprehensive.

The following diagram summarizes the enterprise-wide stress testing process, including the development of scenarios, identification of risk drivers and linkages to our other bank-wide ICAAP processes. The process includes syndication with our economists and lines of business to ensure scenarios are relevant to our businesses and there is a consistent interpretation of the scenarios across CIBC.


Enterprise-wide Stress Testing
Scenario Development
• Develop macroeconomic scenarios relevant to the current and projected business cycle including emerging risks
Risk Identification/Modelling
• Identification of relevant risk drivers
• Development and validation of stress models and parameters
Translation of financial and macroeconomic factors (e.g., GDP, unemployment, yield curve, etc.)
Quantify impacts
Credit
Market
Operational
Liquidity
Earnings
Other
Aggregate results
Evaluate and review bank-wide impacts
Earnings
Capital Impacts
Funding and Liquidity
Linkages
Internal Capital Adequacy Assessment Process (ICAAP)
Risk Appetite
Capital Management and Planning
Financial Management and Planning
Liquidity Management
Recovery and Resolution Planning
Risk Management

Stress test scenarios are designed to capture a wide range of macroeconomic and financial variables that are relevant to assess the impact on our specific portfolios. This includes, for example, gross domestic product (GDP), unemployment, house prices, interest rates and equity prices.

The stress testing process is comprehensive, using a bottoms-up analysis of each of our bank-wide portfolios, and the results are analyzed on a product, location and sector basis. Our stress testing approach combines the use of statistical models and expert judgment to ensure the results are reasonable in estimating the impacts of the stress scenarios.

Stress testing methodologies and results are subject to a detailed review and challenge from both our lines of business and Risk Management. Stress testing results are presented for review to the RMC and are also shared with the Board and OSFI. The results of our enterprise-wide stress testing are used to highlight any vulnerabilities and ensure we remain well capitalized against regulatory and management expectations.

A key objective of the enterprise-wide stress tests is to identify key areas of exposure and foster discussion of management actions that would be taken to mitigate the impact of stress scenarios. Contingency planning and strategies for extreme stress scenarios are included in the development and maintenance of CIBC's recovery and resolution plans. These plans include credible remedial actions that may be considered to counteract and recover from stress, or promote CIBC's orderly resolution with limited systemic impacts. Additional information on stress testing is provided in the "Management of risk" section.

*Recovery plan*

Federally regulated financial institutions (FRFIs) must maintain robust and credible recovery plans that identify options to restore financial strength and viability when under severe stress. CIBC continues to maintain and update its recovery plan in line with OSFI requirements and industry best practices.

*Resolution plan*

The Canada Deposit Insurance Corporation (CDIC) Resolution Planning By-law establishes a statutory framework pursuant to which domestic systemically important banks (D-SIBs) submit and maintain resolution plans that are critical to support resolvability and financial sector stability. CDIC, Canada's resolution authority for its member institutions, including D-SIBs, has issued guidance for the development, maintenance and testing of comprehensive resolution plans and related strategies to demonstrate their operational capability, thus ensuring resolvability can be achieved in an orderly fashion. CIBC's resolution plan has been developed and maintained in alignment with guidance and is in compliance with CDIC's Resolution Planning By-law.

### Regulatory capital and total loss absorbing capacity (TLAC) requirements

Our regulatory capital requirements are determined in accordance with guidelines issued by OSFI, which are based upon the capital standards developed by the BCBS.

Regulatory capital consists of CET1, Tier 1 and Tier 2 capital. Qualifying regulatory capital instruments must be capable of absorbing loss at the point of non-viability of the financial institution.

The tiers of regulatory capital indicate increasing quality/permanence and the ability to absorb losses. The major components of our regulatory capital are summarized as follows:



Higher quality

Lower quality

**CET1 capital**
- Common equity (retained earnings, common shares and stock surplus)
- Accumulated other comprehensive income (AOCI)[1]
- Qualifying instruments issued by a consolidated banking subsidiary to third parties
- Less regulatory deductions for items such as:
  - ➤ Goodwill and other intangible assets
  - ➤ Deferred tax assets
  - ➤ Net assets related to defined benefit pension plans
  - ➤ Certain investments

**Additional Tier 1 (AT1) capital**
- Non-viability contingent capital (NVCC) preferred shares
- Limited recourse capital notes
- Qualifying instruments issued by a consolidated subsidiary to third parties

**Tier 2 capital**
- NVCC subordinated indebtedness
- Eligible general allowance
- Qualifying instruments issued by a consolidated subsidiary to third parties



Tier 1 capital

Total capital

(1) Excluding AOCI relating to cash flow hedges and changes to fair value option (FVO) liabilities attributable to changes in own credit risk.

OSFI requires all institutions to achieve target capital ratios, which include buffers. Targets may be higher for certain institutions at OSFI's discretion. CIBC has been designated by OSFI as a D-SIB in Canada. D-SIBs are subject to a CET1 surcharge equal to 1.0% of RWA. In addition, OSFI expects D-SIBs to hold a Domestic Stability Buffer (DSB) requirement intended to address Pillar 2 risks that are not adequately captured in the Pillar 1 capital requirements. The DSB is currently set at 3.5% of RWA, which was reaffirmed by OSFI on June 26, 2025, but can range from 0.0% to 4.0% of RWA. Additionally, banks need to hold an incremental countercyclical capital buffer equal to their weighted-average buffer requirement in Canada and across certain other jurisdictions where they have private sector credit exposures.

In addition, the Basel III capital standards include a non-risk-based capital metric, the leverage ratio, to supplement risk-based capital requirements. The leverage ratio is defined as Tier 1 capital divided by the leverage ratio exposure. The leverage ratio exposure is defined under the standards as the sum of:

(i)   On-balance sheet assets less Tier 1 capital regulatory adjustments;
(ii)  Derivative exposures;
(iii) Securities financing transaction exposures; and
(iv)  Off-balance sheet exposures (such as commitments, direct credit substitutes, letters of credit, and securitization exposures).

Under OSFI's TLAC guideline, D-SIBs are required to maintain a supervisory target TLAC ratio (which builds on the risk-based capital ratios) and a minimum TLAC leverage ratio (which builds on the leverage ratio). TLAC is defined as the aggregate of total capital and other TLAC instruments primarily comprised of bail-in eligible instruments with a residual maturity greater than 365 days. TLAC is required to ensure that a non-viable D-SIB has sufficient loss absorbing capacity to support its recapitalization. This would, in turn, facilitate an orderly resolution of the D-SIB while minimizing adverse impacts on the financial sector stability and taxpayers.

OSFI's current regulatory capital and TLAC targets are summarized below. Targets may be higher for certain institutions at OSFI's discretion. We are in compliance with all current capital, leverage and TLAC requirements imposed by OSFI.

| As at October 31, 2025 | Minimum | Capital conservation buffer | D-SIB buffer | Pillar 1 targets [1] | Domestic Stability Buffer | Target including all buffer requirements |
|---|---|---|---|---|---|---|
| CET1 ratio | 4.5 % | 2.5 % | 1.0 % | 8.0 % | 3.5 % | 11.5 % |
| Tier 1 capital ratio | 6.0 % | 2.5 % | 1.0 % | 9.5 % | 3.5 % | 13.0 % |
| Total capital ratio | 8.0 % | 2.5 % | 1.0 % | 11.5 % | 3.5 % | 15.0 % |
| Leverage ratio | 3.0 % | n/a | 0.5 % | 3.5 % | n/a | 3.5 % |
| TLAC ratio | 18.0 % | 2.5 % | 1.0 % | 21.5 % | 3.5 % | 25.0 % |
| TLAC leverage ratio | 6.75 % | n/a | 0.5 % | 7.25 % | n/a | 7.25 % |

(1) The countercyclical capital buffer applicable to CIBC is insignificant as at October 31, 2025.
n/a  Not applicable.

Capital adequacy requirements are applied on a consolidated basis consistent with our financial statements, except for our insurance subsidiaries (CIBC Cayman Reinsurance Limited and CIBC Life Insurance Company Limited), which are excluded from the regulatory scope of consolidation. The basis of consolidation applied to our financial statements is described in Note 1 to the consolidated financial statements. CIBC Life Insurance Company Limited is subject to OSFI's Life Insurance Capital Adequacy Test.

## Risk-weighted assets

The following table provides a summary of permissible regulatory capital approaches and those adopted by CIBC:

| Risk category | Permissible regulatory capital approaches | Approach adopted by CIBC |
|---|---|---|
| Credit risk[1] | Basel provides three approaches for calculating credit risk capital requirements:<br>• Standardized approach (SA)<br>• Foundation internal ratings-based (FIRB)<br>• Advanced internal ratings-based (AIRB)<br><br>OSFI expects financial institutions in Canada with Total capital in excess of $5 billion to use the internal ratings-based (IRB) approach for all material portfolios and credit businesses.<br><br>OSFI provides two approaches for calculating counterparty credit risk (CCR) for derivatives transactions:<br>• Standardized approach (SA-CCR)<br>• Internal model method (IMM)<br><br>OSFI provides four approaches for calculating CCR for repo-style transactions:<br>• Comprehensive approach, with supervisory haircuts<br>• Comprehensive approach, with own estimate haircuts<br>• Repo VaR approach<br>• IMM<br><br>Permitted approaches for equity positions in the banking book (which includes equity investments in funds) include:<br>• Standardized<br>• Market-based<br>• Look-through<br>• Mandate-based<br>• Fall-back<br><br>Basel provides the following approaches for calculating capital requirements for securitization positions:<br>• Internal ratings-based approach (SEC-IRBA)<br>• Internal assessment approach (SEC-IAA)<br>• External ratings-based approach (SEC-ERBA)<br>• Standardized approach (SEC-SA) | We have adopted the IRB (FIRB and AIRB) approach for the majority of our credit portfolios. Under this methodology, we utilize our own internal estimates to determine probability of default (PD), and maturity and either regulatory prescribed (FIRB), or internal (AIRB) estimates for loss given default (LGD) and exposure at default (EAD). We utilize the standardized approach for CIBC Caribbean, risk-rated individuals, sovereign wealth funds, the acquired Canadian Costco credit card portfolio, and other small portfolios. We periodically review portfolios under the standardized approach for consideration of adoption of the IRB approach.<br><br>CIBC applies the IMM approach for calculating CCR exposure for qualifying derivative transactions. Certain transactions are under the SA-CCR approach.<br><br>The comprehensive approach, with supervisory haircuts, is used for credit risk mitigation for repo-style transactions.<br><br><br><br>We use the standardized approach for equity positions in the banking book and both the look-through and mandate-based approaches for equity investments in funds.<br><br><br>We use SEC-IRBA, SEC-IAA, SEC-ERBA and SEC-SA for securitization exposures in the banking book. |
| Credit Valuation Adjustments (CVA) risk | CVA risk capital requirements can be calculated under the following approaches:<br>• Basic approach (BA-CVA)<br>• Standardized approach (SA-CVA) | CIBC applies the standardized approach to calculate CVA risk capital for most of our counterparties and applies the basic approach for a small subset of counterparties. |
| Market risk | Market risk capital requirements can be determined under the following approaches:<br>• Standardized approach<br>• Internal models approach | CIBC applies the sensitivity-based standardized approach to calculate market risk capital under the Fundamental Review of the Trading Book (FRTB) rules. |
| Operational risk | Operational risk capital requirements can be determined under the following approaches:<br>• Standardized approach<br>• Simplified standardized approach (SSA) | We use the standardized approach based on OSFI rules to calculate operational risk capital. |

(1) Includes CCR.

We also calculate a capital floor by applying a floor adjustment factor to the total RWA determined using standardized approaches. If the capital requirement calculated using internal models is lower than the amount determined by the capital floor, an adjustment to our RWA would be required. The floor adjustment factor is currently set at 67.5%. See "Continuous enhancement to regulatory capital and TLAC requirements" for more details.

## Continuous enhancement to regulatory capital and TLAC requirements

We continue to monitor and prepare for developments impacting regulatory capital and TLAC requirements and disclosures. The discussion below provides a summary of BCBS and OSFI publications that have been issued since our 2024 Annual Report.

### OSFI's Capital Adequacy Requirements

On September 11, 2025, OSFI published the Capital Adequacy Requirements 2026 guideline ("CAR Guideline") that took effect on November 1, 2025. The guideline enhances clarity across credit, market, and operational risk components. OSFI also confirmed that the floor adjustment factor will remain at 67.5% until further notice, and any change to the floor adjustment factor will be communicated at least two years prior to the effective date.

### Exclusion of operational loss event from operational Risk RWA

CIBC received OSFI approval to exclude an operational loss event that was recognized in fiscal 2023 from the operational risk capital calculations. This exclusion of an operational loss event from operational risk RWA will be reflected beginning in the second quarter of 2026, which will add approximately 25 basis points to our CET1 ratio.

### Regulatory capital, leverage and TLAC ratios

The components of our regulatory capital and ratios under Basel III are presented in the table below:

| $ millions, as at October 31 | | 2025 | | 2024 |
|---|---|---|---|---|
| **Common Equity Tier 1 (CET1) capital: instruments and reserves** | | | | |
| Directly issued qualifying common share capital plus related stock surplus | $ | **17,071** | $ | 17,170 |
| Retained earnings | | **36,471** | | 33,471 |
| AOCI (and other reserves) | | **4,218** | | 3,148 |
| Common share capital issued by subsidiaries and held by third parties (amount allowed in group CET1) | | **123** | | 119 |
| **CET1 capital before regulatory adjustments** | | **57,883** | | 53,908 |
| **CET1 capital: regulatory adjustments** | | | | |
| Prudential valuation adjustments | | **22** | | 4 |
| Goodwill (net of related tax liabilities) | | **5,392** | | 5,360 |
| Other intangibles other than mortgage-servicing rights (net of related tax liabilities) | | **2,490** | | 2,456 |
| Deferred tax assets excluding those arising from temporary differences (net of related tax liabilities) | | **17** | | 15 |
| Defined benefit pension fund net assets (net of related tax liabilities) | | **1,276** | | 1,045 |
| Other | | **968** | | 512 |
| **Total regulatory adjustments to CET1 capital** | | **10,165** | | 9,392 |
| **CET1 capital** | | **47,718** | | 44,516 |
| **Additional Tier 1 (AT1) capital: instruments** | | | | |
| Directly issued qualifying AT1 instruments plus related stock surplus [1] | | **6,369** | | 4,946 |
| AT1 instruments issued by subsidiaries and held by third parties (amount allowed in AT1) | | **18** | | 19 |
| **AT1 capital** | | **6,387** | | 4,965 |
| **Tier 1 capital (T1 = CET1 + AT1)** | | **54,105** | | 49,481 |
| **Tier 2 capital: instruments and provisions** | | | | |
| Directly issued qualifying Tier 2 instruments plus related stock surplus [2] | | **7,325** | | 6,920 |
| Tier 2 instruments issued by subsidiaries and held by third parties (amount allowed in Tier 2) | | **18** | | 17 |
| Collective allowances | | **839** | | 391 |
| **Tier 2 capital (T2)** | | **8,182** | | 7,328 |
| **Total capital (TC = T1 + T2)** | $ | **62,287** | $ | 56,809 |
| **RWA consisting of:** | | | | |
| Credit risk | $ | **294,848** | $ | 274,503 |
| Market risk | | **12,243** | | 12,188 |
| Operational risk | | **50,712** | | 46,811 |
| **Total RWA** | $ | **357,803** | $ | 333,502 |
| **Capital ratios** | | | | |
| CET1 ratio | | **13.3 %** | | 13.3 % |
| Tier 1 capital ratio | | **15.1 %** | | 14.8 % |
| Total capital ratio | | **17.4 %** | | 17.0 % |
| **Leverage ratios** | | | | |
| Leverage ratio exposure | $ | **1,261,098** | $ | 1,155,432 |
| Leverage ratio | | **4.3 %** | | 4.3 % |
| **TLAC ratio and TLAC leverage ratio** | | | | |
| TLAC available | $ | **114,102** | $ | 101,062 |
| TLAC ratio | | **31.9 %** | | 30.3 % |
| TLAC leverage ratio | | **9.0 %** | | 8.7 % |

(1) Comprised of non-viability contingent capital (NVCC) preferred shares and LRCNs.
(2) Comprised of certain debentures which qualify as NVCC.

### CET1 ratio

The CET1 ratio at October 31, 2025 was comparable with October 31, 2024, as an increase in RWA was offset by an increase in CET1 capital.

The increase in CET1 capital was mainly due to internal capital generation (net income less dividends and distributions), partially offset by shares repurchased and cancelled under NCIBs.

The increase in RWA was due to increases in credit risk and operational risk RWA. The increase in credit risk RWA was mainly due to organic growth, credit migration and foreign currency translation, partially offset by model and methodology updates. The increase in operational risk RWA was due to an increase in risk levels. For additional information, see the "Components of risk-weighted assets" section.

**Tier 1 capital ratio**

The Tier 1 capital ratio at October 31, 2025 increased 0.3% from October 31, 2024, primarily due to the factors affecting the CET1 ratio noted above and net issuance of LRCNs and preferred shares. See the "Capital initiatives" section below for further details.

**Total capital ratio**

The Total capital ratio at October 31, 2025 increased 0.4% from October 31, 2024, primarily due to the factors affecting the Tier 1 capital ratio noted above, an increase in eligible general allowances included in Tier 2 capital, and net issuance of subordinated debentures. See the "Capital initiatives" section below for further details.

**Leverage ratio**

The leverage ratio at October 31, 2025 was comparable with October 31, 2024, primarily due to an increase in Tier 1 capital discussed above, offset by an increase in leverage ratio exposure. The increase in leverage ratio exposure was primarily driven by an increase in on-balance sheet and off-balance sheet exposures.

**TLAC ratio and TLAC leverage ratio**

The TLAC ratio at October 31, 2025 increased 1.6% from October 31, 2024, primarily driven by an increase in total TLAC instruments, partially offset by an increase in RWA. The increase in TLAC instruments was primarily a result of higher level of bail-in eligible liabilities and higher total capital due to the factors noted above.

The TLAC leverage ratio at October 31, 2025 increased 0.3% from October 31, 2024, primarily due to the increase in TLAC instruments, partially offset by an increase in leverage ratio exposure due to factors noted above.

**Movement in total regulatory capital**

Changes in regulatory capital under Basel III are presented in the table below:

| $ millions, for the year ended October 31 | 2025 | 2024 |
|---|---|---|
| **CET1 capital** | | |
| Balance at beginning of year | $ **44,516** | $ 40,327 |
| Shares issued in lieu of cash dividends (add back) | **–** | 698 |
| Other issue of common shares | **168** | 321 |
| Purchase of common shares for cancellation | **(335)** | (90) |
| Premium on purchase of common shares for cancellation | **(1,396)** | (329) |
| Dividends and distributions | **(3,993)** | (3,645) |
| Net income attributable to equity shareholders | **8,429** | 7,115 |
| Change in AOCI balances | | |
| Currency translation differences | **35** | 14 |
| Securities measured at FVOCI | **370** | 102 |
| Cash flow hedges [1] | **491** | 1,535 |
| Fair value change of FVO liabilities attributable to changes in credit risk | **(34)** | (216) |
| Post-employment defined benefit plans | **208** | 250 |
| Removal of own credit spread (net of tax) | **36** | 314 |
| Goodwill and other intangible assets (deduction, net of related tax liabilities) | **(66)** | (88) |
| Shortfall of allowance to expected losses | **–** | – |
| Other, including regulatory adjustments [1] | **(711)** | (1,792) |
| Balance at end of year | $ **47,718** | $ 44,516 |
| **AT1 capital** | | |
| Balance at beginning of year | $ **4,965** | $ 4,943 |
| AT1 eligible capital issues | **2,770** | 1,000 |
| Redeemed capital | **(1,350)** | (975) |
| Other, including regulatory adjustments | **2** | (3) |
| Balance at end of year | $ **6,387** | $ 4,965 |
| **Tier 2 capital** | | |
| Balance at beginning of year | $ **7,328** | $ 6,849 |
| New Tier 2 eligible capital issues | **1,250** | 2,250 |
| Redeemed capital | **(1,000)** | (1,500) |
| Other, including change in regulatory adjustments | **604** | (271) |
| Balance at end of year | $ **8,182** | $ 7,328 |
| **Total capital balance at end of year** | $ **62,287** | $ 56,809 |

(1) Net change in cash flow hedges is included in "Change in AOCI balances" then derecognized in "Other, including regulatory adjustments".

## Components of risk-weighted assets

The components of our RWA and corresponding minimum total capital requirements are presented in the table below:

| $ millions, as at October 31 | | **2025** | | 2024 | |
|---|---|---|---|---|---|
| | **RWA** | **Minimum total capital required [1]** | RWA | Minimum total capital required [1] | |
| **Credit risk [2]** | | | | | |
| Standardized approach | | | | | |
| Corporate | $ **7,474** | $ **598** | $ 6,868 | $ 549 | |
| Sovereign | **1,316** | **105** | 1,293 | 103 | |
| Banks | **317** | **25** | 328 | 26 | |
| Real estate secured personal lending | **1,182** | **95** | 1,139 | 91 | |
| Commercial real estate | **353** | **28** | 463 | 37 | |
| Other retail | **3,585** | **287** | 3,607 | 289 | |
| Trading book | **135** | **11** | 125 | 10 | |
| Equity | **6,628** | **530** | 3,623 | 290 | |
| Securitization [3] | **5,443** | **435** | 4,655 | 372 | |
| Central counterparty (CCP) | **877** | **70** | 684 | 55 | |
| CVA | **3,057** | **245** | 3,381 | 271 | |
| Other credit RWA | **12,988** | **1,039** | 15,114 | 1,209 | |
| | **43,355** | **3,468** | 41,280 | 3,302 | |
| AIRB approach [4] | | | | | |
| Corporate | **79,028** | **6,322** | 74,100 | 5,928 | |
| Sovereign [5] | **5,508** | **441** | 5,153 | 412 | |
| Real estate secured personal lending | **42,338** | **3,387** | 40,328 | 3,226 | |
| Commercial real estate | **30,762** | **2,461** | 30,003 | 2,400 | |
| Qualifying revolving retail | **21,533** | **1,723** | 19,749 | 1,580 | |
| Other retail | **10,805** | **864** | 12,123 | 970 | |
| Trading book | **1,259** | **101** | 777 | 62 | |
| Securitization [3] | **6,161** | **493** | 4,580 | 366 | |
| | **197,394** | **15,792** | 186,813 | 14,944 | |
| FIRB approach [4] | | | | | |
| Corporate | **44,035** | **3,523** | 38,709 | 3,097 | |
| Banks | **4,852** | **388** | 3,482 | 279 | |
| Commercial real estate | **178** | **14** | 198 | 16 | |
| Trading book | **5,034** | **403** | 4,021 | 322 | |
| | **54,099** | **4,328** | 46,410 | 3,714 | |
| **Total credit risk** | **294,848** | **23,588** | 274,503 | 21,960 | |
| **Market risk** | | | | | |
| Sensitivities-based methodology | **8,791** | **703** | 9,584 | 767 | |
| Default risk charge | **1,490** | **119** | 1,265 | 101 | |
| Risk residual add-on | **1,962** | **157** | 1,339 | 107 | |
| **Total market risk** | **12,243** | **979** | 12,188 | 975 | |
| **Operational risk** | **50,712** | **4,057** | 46,811 | 3,745 | |
| **Total RWA** | $ **357,803** | $ **28,624** | $ 333,502 | $ 26,680 | |

(1) Refers to the minimum standard established by the BCBS before the application of the capital conservation buffer and any other capital buffers that may be established by regulators from time to time. It is calculated by multiplying RWA by 8%.
(2) Credit risk includes CCR, which comprises derivative and repo-style transactions. Credit risk for CIBC Caribbean are calculated under the standardized approach.
(3) Includes securitization exposures that are risk-weighted at 1250%.
(4) Includes RWA relating to certain commercial loans which are determined using the supervisory slotting approach.
(5) Includes residential mortgages insured by Canada Mortgage and Housing Corporation (CMHC), an agency of the Government of Canada, and government-guaranteed student loans.

## Capital initiatives

The following were the main capital initiatives undertaken since our 2024 Annual Report:

### Normal course issuer bid (NCIB)

On September 8, 2025, we announced that the Toronto Stock Exchange had accepted the notice of our intention to commence an NCIB. Purchases under this bid will be completed upon the earlier of: (i) CIBC purchasing 20 million common shares; (ii) CIBC providing a notice of termination; or (iii) September 9, 2026. 3,500,000 common shares were purchased and cancelled during the fourth quarter at an average price of $112.54 for a total amount of $393 million.

The following table shows common shares purchased and cancelled under current and previously expired NCIBs.

| $ millions, except number of shares, as at or for the year ended October 31 | **2025** | | 2024 | | Total | |
|---|---|---|---|---|---|---|
| TSX approval date | **Number of shares** | **Amount** | Number of shares | Amount | Number of shares | Amount |
| September 5, 2024 [1] | **15,000,000** | $ **1,338** | 5,000,000 | $ 419 | 20,000,000 | $ 1,757 |
| September 5, 2025 [2] | **3,500,000** | **393** | – | – | 3,500,000 | 393 |
| Total | **18,500,000** | $ **1,731** | 5,000,000 | $ 419 | 23,500,000 | $ 2,150 |

(1) Common shares were repurchased at an average price of $87.80 under this NCIB.
(2) Common shares were repurchased at an average price of $112.54 under this NCIB.

**Shareholder investment plan**

Commencing with dividends paid on January 28, 2025, and for future dividends declared until further notice, common shares received by participants under the shareholder investment plan were purchased from the open market. For the share purchase option, this change became effective February 1, 2025.

**Dividends**

On December 3, 2025, the CIBC Board of Directors approved an increase in our quarterly common share dividend from $0.97 per share to $1.07 per share for the quarter ending January 31, 2026.

Common and preferred share dividends are declared quarterly at the discretion of the Board. The declaration and payment of dividends is governed by Section 79 of the *Bank Act* (Canada), and the terms of the preferred shares, as explained in Note 15 to the consolidated financial statements.

**Limited Recourse Capital Notes**

On September 29, 2025, we redeemed all $750 million of our 4.375% Limited Recourse Capital Notes Series 1 (NVCC) (subordinated indebtedness) (LRCN Series 1 Notes). In connection with the redemption of the Notes, CIBC redeemed all 750,000 Non-Cumulative 5-Year Fixed Rate Reset Class A Preferred Shares Series 53 (Non-Viability Contingent Capital (NVCC)) that are held by Computershare Trust Company of Canada as trustee of CIBC LRCN Limited Recourse Trust.

**Limited Recourse Capital Notes Series 5 (NVCC) (subordinated indebtedness) (LRCN Series 5 Notes)**

On November 5, 2024, we issued USD$500 million principal amount of 6.950% LRCN Series 5 Notes. The LRCN Series 5 Notes mature on January 28, 2085, and bear interest at a fixed rate of 6.950% per annum (paid quarterly) until January 28, 2030. Starting on January 28, 2030, and every five years thereafter until January 28, 2080, the interest rate will be reset to the then current five-year U.S. Treasury Rate plus 2.833% per annum.

Concurrently with the issuance of the LRCN Series 5 Notes, we issued Non-cumulative 5-Year Fixed Rate Reset Class A Preferred Shares Series 59 (NVCC) (Series 59 Shares), which are held in the Limited Recourse Trust that is consolidated by CIBC and, as a result, the Series 59 Shares are eliminated in CIBC's consolidated financial statements. In the event of non-payment by CIBC of the principal amount of, interest on, or redemption price for, the LRCN Series 5 Notes when due, the sole remedy of each LRCN Series 5 Note holder is limited to that holder's proportionate share of the Series 59 Shares held in the Limited Recourse Trust. Subject to regulatory approval, we may redeem the LRCN Series 5 Notes, in whole or in part, on each January 28, April 28, July 28, and October 28, commencing on January 28, 2030, at par.

**Limited Recourse Capital Notes Series 6 (NVCC) (subordinated indebtedness) (LRCN Series 6 Notes)**

On March 24, 2025, we issued $450 million principal amount of 6.369% LRCN Series 6 Notes. The LRCN Series 6 Notes mature on April 28, 2085, and bear interest at a fixed rate of 6.369% per annum (paid semi-annually) until April 28, 2030. Starting on April 28, 2030, and every five years thereafter until April 28, 2080, the interest rate will be reset to be equal to the then current five-year Government of Canada yield plus 3.65% per annum.

Concurrently with the issuance of the LRCN Series 6 Notes, we issued Non-cumulative 5-Year Fixed Rate Reset Class A Preferred Shares Series 60 (NVCC) (Series 60 Shares), which are held in the Limited Recourse Trust that is consolidated by CIBC and, as a result, the Series 60 Shares are eliminated in CIBC's consolidated financial statements. In the event of non-payment by CIBC of the principal amount of, interest on, or redemption price for, the LRCN Series 6 Notes when due, the sole remedy of each LRCN Series 6 Note holder is limited to that holder's proportionate share of the Series 60 Shares held in the Limited Recourse Trust. Subject to regulatory approval, we may redeem the LRCN Series 6 Notes, in whole or in part, every five years during the period from March 28 to and including April 28, commencing on March 28, 2030, at par.

**Limited Recourse Capital Notes Series 7 (NVCC) (subordinated indebtedness) (LRCN Series 7 Notes)**

On July 14, 2025, we issued USD$750 million principal amount of 7.000% LRCN Series 7 Notes. The LRCN Series 7 Notes mature on October 28, 2085, and bear interest at a fixed rate of 7.000% per annum (paid quarterly) until October 28, 2030. Starting on October 28, 2030, and every five years thereafter until October 28, 2080, the interest rate will be reset to the then current five-year U.S. Treasury Rate plus 3.000% per annum.

Concurrently with the issuance of the LRCN Series 7 Notes, we issued Non-cumulative 5-Year Fixed Rate Reset Class A Preferred Shares Series 62 (NVCC) (Series 62 Shares), which are held in the Limited Recourse Trust that is consolidated by CIBC and, as a result, the Series 62 Shares are eliminated in CIBC's consolidated financial statements. In the event of non-payment by CIBC of the principal amount of, interest on, or redemption price for, the LRCN Series 7 Notes when due, the sole remedy of each LRCN Series 7 Note holder is limited to that holder's proportionate share of the Series 62 Shares held in the Limited Recourse Trust. Subject to regulatory approval, we may redeem the LRCN Series 7 Notes, in whole or in part, on each January 28, April 28, July 28, and October 28, commencing on October 28, 2030, at par.

**Limited Recourse Capital Notes Series 8 (NVCC) (subordinated indebtedness) (LRCN Series 8 Notes)**

On September 29, 2025, we issued $450 million principal amount of 5.898% LRCN Series 8 Notes. The LRCN Series 8 Notes mature on January 28, 2086, and bear interest at a fixed rate of 5.898% per annum (paid semi-annually) until January 28, 2031. Starting on January 28, 2031, and every five years thereafter until January 28, 2081, the interest rate will be reset to be equal to the then current five-year Government of Canada yield plus 3.113% per annum.

Concurrently with the issuance of the LRCN Series 8 Notes, we issued Non-cumulative 5-Year Fixed Rate Reset Class A Preferred Shares Series 63 (NVCC) (Series 63 Shares), which are held in the Limited Recourse Trust that is consolidated by CIBC and, as a result, the Series 63 Shares are eliminated in CIBC's consolidated financial statements. In the event of non-payment by CIBC of the principal amount of, interest on, or redemption price for, the LRCN Series 8 Notes when due, the sole remedy of each LRCN Series 8 Note holder is limited to that holder's proportionate share of the Series 63 Shares held in the Limited Recourse Trust. Subject to regulatory approval, we may redeem the LRCN Series 8 Notes, in whole or in part, every five years during the period from December 28 to and including January 28, commencing on December 28, 2030, at par.

**Preferred shares**

On January 31, 2025, we redeemed all 12 million Non-cumulative Rate Reset Class A Preferred Shares Series 41 (NVCC) (Series 41 Shares), at a redemption price of $25.00 per Series 41 Share, for a total redemption cost of $300 million.

On July 31, 2025, we redeemed all 12 million Non-cumulative Rate Reset Class A Preferred Shares Series 43 (NVCC) (Series 43 Shares), at a redemption price of $25.00 per Series 43 Share, for a total redemption cost of $300 million.

**Non-cumulative Rate Reset Class A Preferred Shares Series 61 (NVCC) (Series 61 Shares)**

On March 24, 2025, we issued 150,000 Series 61 Shares with a par value of $1,000.00 per share, for gross proceeds of $150 million. For the initial five-year period to April 28, 2030, the Series 61 Shares pay semi-annual cash dividends on the 28th day of April and October in each year, as declared, at a rate of 6.369%. The first dividend, if declared, will be payable on October 28, 2025. On April 28, 2030, and on April 28 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada yield plus 3.65%.

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 61 Shares at par during the period from March 28, 2030 to and including April 28, 2030 and during the period from March 28 to and including April 28 every five years thereafter.

See the "Outstanding share data" section below and Note 15 to our consolidated financial statements for further details.

**Subordinated indebtedness**

On January 31, 2025, we redeemed all US$38 million of our Floating Rate Subordinated Capital Debentures due 2084. On February 28, 2025, we redeemed all US$10 million of our Floating Rate Subordinated Capital Debentures due 2085.

On April 2, 2025, we issued $1.25 billion principal amount of 4.15% Debentures due April 2, 2035. The Debentures bear interest at a fixed rate of 4.15% per annum (paid semi-annually) until April 2, 2030, and at Daily Compounded CORRA plus 1.72% per annum (paid quarterly) thereafter until maturity on April 2, 2035. The debentures qualify as Tier 2 capital.

On July 21, 2025, we redeemed all $1.0 billion of our 2.01% Debentures due July 21, 2030. In accordance with their terms, the Debentures were redeemed at 100% of their principal amount, plus accrued and unpaid interest thereon. The debentures qualified as Tier 2 capital.

**Outstanding share data**

The table below provides a summary of our outstanding shares, NVCC capital instruments, and the maximum number of common shares issuable on conversion/exercise:

| | Shares outstanding | |
|---|---|---|
| $ millions, except number of shares and per share amounts, as at October 31, 2025 | Number of shares | Amount |
| **Common shares** | **926,610,598** | **$ 16,842** |
| **Treasury shares – common shares** [1] | **3,438** | **3** |
| **Preferred shares** | | |
| Series 47 (NVCC) | **18,000,000** | **450** |
| Series 56 (NVCC) | **600,000** | **600** |
| Series 57 (NVCC) | **500,000** | **500** |
| Series 61 (NVCC) | **150,000** | **150** |
| **Treasury shares – preferred shares** [1] | **(1,223)** | **(1)** |
| **Limited recourse capital notes** | | |
| 4.000% Limited Recourse Capital Notes Series 2 (NVCC) | **n/a** | **750** |
| 7.150% Limited Recourse Capital Notes Series 3 (NVCC) | **n/a** | **800** |
| 6.987% Limited Recourse Capital Notes Series 4 (NVCC) | **n/a** | **500** |
| 6.950% Limited Recourse Capital Notes Series 5 (NVCC) [2] | **n/a** | **693** |
| 6.369% Limited Recourse Capital Notes Series 6 (NVCC) | **n/a** | **450** |
| 7.000% Limited Recourse Capital Notes Series 7 (NVCC) [2] | **n/a** | **1,027** |
| 5.898% Limited Recourse Capital Notes Series 8 (NVCC) | **n/a** | **450** |
| **Subordinated indebtedness** | | |
| 1.96% Debentures due April 21, 2031 (NVCC) | **n/a** | **1,000** |
| 4.20% Debentures due April 7, 2032 (NVCC) | **n/a** | **1,000** |
| 5.33% Debentures due January 20, 2033 (NVCC) | **n/a** | **1,000** |
| 5.35% Debentures due April 20, 2033 (NVCC) | **n/a** | **750** |
| 5.30% Debentures due January 16, 2034 (NVCC) | **n/a** | **1,250** |
| 4.90% Debentures due June 12, 2034 (NVCC) | **n/a** | **1,000** |
| 4.15% Debentures due April 2, 2035 (NVCC) | **n/a** | **1,250** |
| **Stock options outstanding** | **15,521,372** | |

(1) A long position in our own shares is shown as a negative number, which reduces the number of shares outstanding. A short position is shown as a positive number, which adds to the number of shares outstanding. See Note 1 to the consolidated financial statements for the accounting policy on treasury shares.
(2) For Limited Recourse Capital Notes (LRCNs) – Series 5 and Series 7, the amount represents the Canadian dollar equivalent of the U.S. dollar notional amount.
n/a Not applicable.

As at November 28, 2025, the number of common shares was 925,492,036, prior to the treasury shares net long position of 64,642. The number of stock options outstanding was 15,423,934.

The occurrence of a "Trigger Event" would result in conversion of all of the outstanding NVCC instruments described above into a maximum of approximately 6.9 billion common shares, in aggregate, which would represent a dilution impact of 88% based on the number of CIBC common shares and NVCC instruments outstanding as at October 31, 2025. As described in the CAR Guideline, a Trigger Event occurs when OSFI determines the bank is or is about to become non-viable and, if after conversion of all contingent instruments and consideration of any other relevant factors or circumstances, it is reasonably likely that its viability will be restored or maintained; or if the bank has accepted or agreed to accept a capital injection or equivalent support from a federal or provincial government, without which OSFI would have determined the bank to be non-viable.

Upon the occurrence of a Trigger Event, Class A Preferred Shares Series 47, 56, 57 and 61 will be converted into a number of common shares, determined by dividing the par value plus accrued and unpaid interest by the average common share price (as defined in the relevant prospectus supplements) subject to a minimum price of $2.50 per common share (subject to adjustment in certain events as defined in the relevant prospectus supplements). Series 54, 55, 58, 59, 60, 62 and 63 Preferred Shares held in the Limited Recourse Trust, will automatically and immediately be converted, without the consent of LRCN Note holders, into a variable number of common shares which will be delivered to LRCN Note holders in satisfaction of the principal amount of, and accrued and unpaid interest on, all of the LRCNs. All claims of LRCN Note holders against CIBC under the LRCNs will be extinguished upon receipt of such common shares. The Debentures are convertible into a number of common shares, determined by dividing 150% of the par value plus accrued and unpaid interest by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price of $2.50 per common share (subject to adjustment in certain events as defined in the relevant prospectus supplement).

In addition to the potential dilution impacts related to the NVCC instruments discussed above, as at October 31, 2025, $67.0 billion (2024: $61.1 billion) of our outstanding liabilities were subject to conversion to common shares under the bail-in regime. Under the bail-in regime, there is no fixed and pre-determined contractual conversion ratio for the conversion of the specified eligible shares and liabilities of CIBC that are subject to a bail-in conversion into common shares, nor are there specific requirements regarding whether liabilities subject to a bail-in conversion are converted into common shares of CIBC or any of its affiliates. CDIC determines the timing of the bail-in conversion, the portion of the specified eligible shares and liabilities to be converted and the terms and conditions of the conversion, subject to parameters set out in the bail-in regime.

See the "Regulatory capital and total loss absorbing capacity (TLAC) requirements" section for further details.

**Preferred share and other equity instruments rights and privileges**
See Note 15 to the consolidated financial statements for details on our preferred share and other equity instruments rights and privileges.

# Off-balance sheet arrangements
We enter into off-balance sheet arrangements in the normal course of our business. We consolidate all of our sponsored trusts that securitize our own assets.

## Non-consolidated structured entities (SEs)
We manage and administer a single-seller conduit and several CIBC-sponsored multi-seller conduits in Canada and the U.S. The multi-seller conduits acquire direct or indirect ownership or security interests in pools of financial assets from our clients and finance the acquisitions by issuing asset-backed commercial paper (ABCP) to investors. The single-seller conduit acquires financial assets and finances these acquisitions through a credit facility provided by a syndicate of financial institutions. The sellers to the conduits may continue to service the assets. The sellers and/or third-party providers are exposed to credit losses realized on these assets, through the provision of over-collateralization or another form of credit enhancement.

We provide the multi-seller conduits with commercial paper backstop liquidity facilities. We may also provide securities distribution to multi-seller conduits and to both the single and multi-seller conduits accounting, cash management, and operations services. The liquidity facilities for the managed and administered multi-seller conduits require us to provide funding for ABCP not placed with external investors. We may also purchase ABCP issued by the multi-seller conduits for market-making and for voluntary risk retention purposes.

We are required to maintain certain short-term and/or long-term debt ratings with respect to the liquidity facilities that we provide to the sponsored multi-seller conduits in Canada. If we are downgraded below the level specified under the terms of those facilities, we must provide alternative satisfactory liquidity arrangements, such as procuring an alternative liquidity provider that meets the minimum rating requirements.

We may also act as the counterparty to derivative contracts entered into by a multi-seller conduit in order to mitigate the interest rate, basis, and currency risk within the conduit.

We earn fees for providing services related to the non-consolidated single-seller and multi-seller conduits, such as backstop liquidity facilities, distribution, transaction structuring, and conduit administration. These fees totalled $227 million in 2025 (2024: $170 million). All fees earned in respect of activities with the conduits are on a market basis.

As at October 31, 2025, the amount of ABCP issued to fund the various asset types in the multi-seller conduits was $22.6 billion (2024: $16.7 billion). The estimated weighted-average life of these assets was 2.0 years (2024: 1.6 years). Our holdings of commercial paper issued by the non-consolidated sponsored multi-seller conduits that offer commercial paper to external investors were $592 million (2024: $276 million). Our committed backstop liquidity facilities to these conduits were $31.1 billion (2024: $23.1 billion). We also provided credit facilities of $50 million (2024: $50 million) to these conduits.

We participated in a syndicated facility of $1.0 billion to the single-seller conduit that provides funding to franchisees of a major Canadian retailer, which will mature in March 2028. Our portion of the commitment was $190 million (2024: $130 million), of which $135 million (2024: $101 million) was funded as at October 31, 2025.

We engage one or more of the four major rating agencies, DBRS Limited (Morningstar DBRS), Fitch Ratings Inc. (Fitch), Moody's Investors Service, Inc. (Moody's), and S&P, to opine on the credit ratings of ABCP issued by our sponsored multi-seller conduits. In the event that ratings differ between rating agencies in respect of any direct investments we have in the ABCP or transactions funded in the ABCP conduits, we use the lower rating.

We also have investments in and provide loans, liquidity and credit facilities to certain other third-party and CIBC-managed SEs. The on-balance sheet exposure related to these SEs is included in the consolidated financial statements.

We provide interim financing for the purpose of purchasing loans during the warehousing phase for future securitization and term senior financing to third-party SEs. As senior lenders, we are repaid by proceeds from the issuance of debt securities to external investors when the securitization closes or by the cash flows from the repayment of the underlying assets held by the SE or alternative financing obtained by the SE from third-party lenders.

We purchase credit protection from capital vehicles on certain referenced loan assets, which issue guarantee-linked notes held only by third-party investors. We do not consolidate the capital vehicles and the underlying loan assets remain on the consolidated balance sheet.

Our on- and off-balance sheet amounts related to the SEs that are not consolidated are set out in the table below. For additional details on our SEs, see Note 6 to the consolidated financial statements.

| $ millions, as at October 31 | **2025** | | | | 2024 | |
|---|---|---|---|---|---|---|
| | **Cash, investments and loans** [1] | **Liquidity, credit facilities and commitments** | **Written credit derivatives** [2] | Investments and loans [1] | Liquidity, credit facilities and commitments | Written credit derivatives [2] |
| Single-seller and multi-seller conduits | **$      727** | **$   22,197** [3] | **$      –** | $      377 | $   16,637 [3] | $      – |
| Third-party structured vehicles | **7,749** | **2,065** | **–** | 4,977 | 1,653 | – |
| Loan financing | **19,341** | **10,428** | **–** | 10,640 | 8,526 | – |
| Other | **2,038** | **201** | **59** | 1,795 | 255 | 71 |

(1) Excludes securities issued by, retained interest in, and derivatives with entities established by CMHC, Federal National Mortgage Association, Federal Home Loan Mortgage Corporation, Government National Mortgage Association, Federal Home Loan Banks, Federal Farm Credit Bank, and Student Loan Marketing Association.
(2) Disclosed amounts reflect the outstanding notional of written credit derivatives. The negative fair value recorded on the consolidated balance sheet was $41 million (2024: $50 million). Notional of $53 million (2024: $66 million) was hedged with credit derivatives protection from third parties. The fair value of these hedges net of CVA was $35 million (2024: $44 million). An additional notional of $6 million (2024: $6 million) was hedged through a limited recourse note.
(3) Excludes an additional $8.4 billion (2024: $6.2 billion) relating to our backstop liquidity facilities provided to the multi-seller conduits as part of their commitment to fund purchases of additional assets. Also excludes $592 million (2024: $276 million) of our direct investments in the multi-seller conduits which we consider investment exposure.

## Other financial transactions

We are the sponsor of several mutual and pooled funds, in the form of trusts. We are the administrator of these funds. In addition, we may act in other capacities, including custodian, trustee and broker. We earn fees at market rates from these trusts. We do not guarantee either principal or returns to investors in these funds. We act as a trustee of a number of personal trusts and have a fiduciary responsibility to act in the best interests of the beneficiaries of the trusts. We earn a fee for acting as a trustee. We also participate in transactions to modify the cash flows of trusts managed by third-party asset managers to create investments with specific risk profiles, or to assist clients in the efficient management of other risks. Typically, these involve the use of derivative products, which transfer the risks and returns to or from a trust.

## Derivatives

We participate in derivatives transactions, as a market maker facilitating the needs of our clients or as a principal to manage the risks associated with our funding, investing and trading strategies. All derivatives are recorded at fair value on our consolidated balance sheet. See Notes 12 and 22 to the consolidated financial statements for details on derivative contracts and the risks associated with them.

## Credit-related arrangements

Credit-related arrangements are generally off-balance sheet instruments and are typically entered into to meet the financing needs of clients. In addition, there are certain exposures for which we could be obligated to extend credit that are not recorded on the consolidated balance sheet. For additional details of these arrangements, see the "Liquidity risk" section and Note 20 to the consolidated financial statements.

## Guarantees

A guarantee is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor failed to make payment when due in accordance with the original or modified terms of a debt instrument. Guarantees include credit derivatives protection sold and standby and performance letters of credit, as discussed in Notes 12 and 20 to the consolidated financial statements, respectively.

# Management of risk

We have provided certain disclosures required under IFRS 7 "Financial Instruments – Disclosures" (IFRS 7) related to the nature and extent of risks arising from financial instruments in the MD&A, as permitted by that IFRS standard. These disclosures are included in the "Risk overview", "Credit risk", "Market risk", "Liquidity risk", "Operational risk", "Regulatory compliance risk", "Reputation and legal risks" and "Conduct and culture risk" sections.

## Risk overview

CIBC faces a wide variety of risks across all of its areas of business. Identifying and understanding risks and their impact allows CIBC to frame its risk appetite and risk management practices. Defining acceptable levels of risk, and establishing sound principles, policies and practices for managing risks are fundamental to achieving consistent and sustainable long-term performance, while remaining within our risk appetite.

Our risk appetite defines tolerance levels for various risks. This is the foundation for our risk management culture and our risk management framework.

Our risk management framework includes:
• CIBC, SBU, functional group-level and regional risk appetite statements;
• Risk frameworks, policies, procedures and limits to align activities with our risk appetite;
• Regular risk reports to identify and communicate risk levels;
• An independent control framework to identify and test the design and operating effectiveness of our key controls;
• Stress testing to consider the potential impact of changes in the business environment on capital, liquidity and earnings;
• Proactive consideration of risk mitigation options in order to optimize results; and
• Oversight through our risk-focused committees and governance structure.

Managing risk is a shared responsibility at CIBC. Business units and risk management professionals work in collaboration to ensure that business strategies and activities are consistent with our risk appetite. CIBC's approach to enterprise-wide risk management aligns with the three lines of defence model:

(i) As the first line of defence, CIBC's Management, in SBUs and functional groups, own the risks and are accountable and responsible for identifying and assessing risks inherent in its activities in accordance with the CIBC risk appetite. In addition, Management establishes and maintains controls to mitigate such risks and support operational resilience. Management may include Governance Groups within the business to facilitate the Control Framework, Operational Risk Management and Operational Resilience Framework and other risk-related processes. A Governance Group refers to a group within Business Unit Management (first line of defence) whose focus is to support Management in meeting their governance, risk and control activities. A Governance Group is considered the first line of defence, in conjunction with Business Unit Management. Control Groups, which typically reside within centralized functions, provide subject matter expertise to Business Unit Management and/or implement/maintain enterprise-wide control programs and activities. While Control Groups collaborate with Business Unit Management in identifying and managing risk, they also challenge risk decisions and risk mitigation strategies.

(ii) The second line of defence is independent from the first line of defence and provides an enterprise-wide view of specific risk types, guidance and effective challenge to risk and control activities. Risk Management is the primary second line of defence. Risk Management may leverage subject matter expertise of other groups (e.g., third parties or Control Groups) to inform their independent assessments, as appropriate.

(iii) As the third line of defence, CIBC's Internal Audit is responsible for providing reasonable assurance to senior management and the Audit Committee of the Board on the effectiveness of CIBC's governance practices, risk management processes, and Internal Control as a part of its risk-based audit plan and in accordance with its mandate as described in the Internal Audit Charter.

A strong risk culture and communication between the three lines of defence are important characteristics of effective risk management.

We continuously monitor our risk profile against our defined risk appetite and related limits, taking action as needed to maintain an appropriate balance of risk and return. Monitoring our risk profile includes forward-looking analysis of sensitivity to local and global market factors, economic conditions, and geopolitical and regulatory environments that influence our overall risk profile.

Regular and transparent risk reporting and discussion at senior management committees facilitates communication of risks and discussion of risk management strategies across the organization.

## Risk governance structure

Our risk governance structure is illustrated below:


Risk Governance Structure
Board of Directors
Audit Committee
Risk Management Committee
Management Resources and Compensation Committee
Corporate Governance Committee
Technology Committee
Group Executive Leadership Team
Global Asset Liability Committee
Global Risk Committee
escalation
oversight
culture
framework

**Board of Directors (the Board):** The Board oversees the enterprise-wide risk management program through approval of our risk appetite, Control Framework and supporting risk management policies and limits. The Board accomplishes its mandate through its Audit, Risk Management, Management Resources and Compensation, Corporate Governance, and Technology committees, described below.

**Audit Committee (AC):** The Audit Committee reviews the overall design and operating effectiveness of internal controls and the control environment, including internal controls over financial reporting. The Audit Committee also has oversight of the underlying processes and controls of the ESG disclosures in our Annual Report, Sustainability Report, and other material ESG disclosure documents.

**Risk Management Committee (RMC):** This committee assists the Board in fulfilling its responsibilities for defining CIBC's risk appetite and overseeing CIBC's risk profile and performance against the defined risk appetite. This includes oversight of key frameworks, policies and risk limits related to the identification, measurement and monitoring of CIBC's principal business risks.

**Management Resources and Compensation Committee (MRCC):** This committee is responsible for assisting the Board in its global oversight of CIBC's human capital strategy, including talent and total rewards, and the alignment with CIBC's strategy, risk appetite and controls.

**Corporate Governance Committee (CGC):** This committee is responsible for assisting the Board in fulfilling its corporate governance oversight responsibilities and oversight of the ESG strategy.

**Technology Committee (TC):** This committee is responsible for assisting the Board in fulfilling its responsibilities for overseeing CIBC's technology strategy and ensuring it allows for CIBC's strategic plan and priorities to be carried out.

**The Group Executive Leadership Team (Group ELT):** The Group ELT, led by the CEO and including selected executives reporting directly to the CEO, is responsible for setting business strategy and for monitoring, evaluating and managing risks across CIBC. The Group ELT is supported by the following management governance committees:

- *Global Asset Liability Committee (GALCO):* This committee, which comprises members from the Group ELT and senior Treasury, Risk Management and lines of business executives, provides oversight regarding capital management, funding and liquidity management, and asset/liability management (ALM). It also provides strategic direction regarding structural interest rate risk (SIRR) and structural foreign exchange risk postures, approval of funds transfer pricing policies/parameters and approval of wholesale funding plans.
- *Global Risk Committee (GRC):* This committee, which comprises selected members of the Group ELT and senior leaders from the lines of business, Risk Management and other functional groups, provides a forum for discussion and oversight of risk appetite, risk profile and risk mitigation strategies. Key activities include reviewing and providing input regarding CIBC's risk appetite statements; monitoring risk profile against risk appetite; reviewing and evaluating business activities in the context of risk appetite; and identifying, reviewing, and advising on current and emerging risk issues and associated mitigation plans.

## Risk management structure

The Risk Management group, led by our Chief Risk Officer (CRO), is responsible for setting risk strategies and for providing independent oversight of the businesses. Risk Management works to identify, assess, mitigate, monitor and control risks associated with business activities and strategies, and is responsible for providing an effective challenge to the lines of business.

The current structure is illustrated below:


Risk Management Structure
Chief Risk Officer
Capital Markets Risk Management
Risk Analytics and Credit Decisioning
Global Operational and Enterprise Risk Management
Compliance and Global Regulatory Affairs
Enterprise Anti-Money Laundering
Global Credit Risk Management (including non-U.S. Officers)
U.S. Risk Management
Europe and Asia-Pacific Risk Management
Risk Appetite Statement and Management Control Metrics
Risk Policies and Limits
Risk Identification, Measurement, Monitoring and Reporting
Effective Challenge as Second Line of Defence
Stress Testing
Risk Treatment and Mitigation

The Risk Management group performs several important activities including:

- Developing our risk appetite and associated management control metrics;
- Setting risk strategy to manage risks in alignment with our risk appetite and business strategy;
- Establishing and communicating risk frameworks, policies, procedures and limits to mitigate risks in alignment with risk strategy;
- Measuring, monitoring and reporting on risk levels;
- Identifying and assessing emerging and potential strategic risks;
- Adjudicating transactions, as applicable;
- Reviewing and performing effective challenge on business risk assessments; and
- Ensuring compliance with applicable regulatory and anti-money laundering (AML) requirements.

The following key groups within Risk Management, independent of the originating businesses, contribute to our management of risk:

- Capital Markets Risk Management (CMRM) – This group provides independent oversight of the measurement, monitoring and control of market risks (both trading and non-trading), and trading credit risk (also called counterparty credit risk, which includes CVA risk) across CIBC's portfolios, and effective challenge and sound risk management oversight to the treasury, including with respect to liquidity and funding risk management and SIRR management function within CIBC.
- Europe and Asia-Pacific Risk Management – This group carries out the mandate of CIBC Risk Management at a regional level under the leadership of the Senior Vice-President, Chief Risk Officer, Europe & APAC, with oversight from the Management Committees and CIBC Luxembourg Board. The group provides independent oversight for the identification, management, measurement, monitoring and mitigation of risks in Europe and Asia.
- Risk Analytics and Credit Decisioning – This group is responsible for the management and oversight of credit risk in the personal and business banking lending portfolios (such as residential mortgages, credit cards, loans/lines of credit, and indirect auto lending), including the development of analytics to optimize credit performance and AML outcomes within CIBC's risk appetite. This group is also responsible for all auto-adjudicated business banking loans.
- Global Operational and Enterprise Risk Management (GOERM) – This group is responsible for the oversight of all enterprise-wide operational risks globally and will establish and provide an independent risk perspective and ongoing strategic direction for various enterprise risk functions, while providing overall leadership to risk-wide business management and transformation activities. GOERM is responsible for enterprise-wide analysis, including the measuring and monitoring of risk appetite, enterprise-wide stress testing and reporting, environmental risk, risk culture, strategic risk management, allowance for credit loss assessment and reporting, risk models and model quantification, economic and regulatory capital methodologies, as well as risk data management.
- Compliance and Global Regulatory Affairs (CGRA) – This group is responsible for designing and implementing an effective enterprise-wide framework to manage and mitigate regulatory compliance risk at CIBC, to be executed by CGRA and the other Oversight Functions (as defined in the Regulatory Compliance Management Policy). CGRA also provides oversight of conduct and culture risk, including sales practice risk and effective challenge of compensation plan changes. In addition, the Privacy Office under CGRA manages CIBC's privacy-related risks and supports the protection of the privacy of all CIBC client and employee information. Overall, CGRA is responsible for maintaining strong relationships with our prudential, privacy, and market conduct regulators and acts as a liaison between the regulators and CIBC.

- Enterprise Anti-Money Laundering (Enterprise AML) – This group is responsible for all aspects of AML, anti-terrorist financing (ATF), and Sanction Programs globally for CIBC and its controlled subsidiaries, including providing advice with respect to, and independent oversight of compliance with, all regulatory requirements relating to AML/ATF and sanctions in all business and functional groups globally. Furthermore, Enterprise AML executes a risk-based approach to deter, detect and report suspected Money Laundering/Terrorist Financing and sanctioned activities, in accordance with the Enterprise AML Framework, Enterprise AML/ATF Policy, Enterprise Sanctions Policy, and their supporting standards.
- Global Credit Risk Management – This group is responsible for the adjudication and oversight of credit risks associated with CIBC's business banking (manually adjudicated loans only), commercial, corporate, and wealth management credit portfolios, management of the risks in the bank's investment portfolios, as well as management of special loan portfolios. Effective for the first quarter of 2026, Global Credit Risk was reorganized into Corporate and Private Credit Risk, which includes trading credit risk, and Commercial and Wealth Credit Risk, which includes global special loans.
- U.S. Risk Management – This group carries out the mandate of CIBC Risk Management at a regional level under the leadership of the U.S. CRO, with oversight from the Risk Management Committee of the CIBC Board and the Risk Committees of the Boards of CIBC Bank USA and CIBC Bancorp USA Inc. (CIBC Bancorp). The group proactively identifies, assesses, and monitors risks across our U.S. operations, ensuring robust controls and timely mitigation strategies. Through diligent risk oversight, the team enables strong and risk-controlled execution of our business strategy while safeguarding the bank's financial strength and reputation.

## Risk management process

Our risk management process is illustrated below:


Risk Management Process
Reporting
Risk Appetite Statement
Risk Policies & Limits
Risk Identification and Measurement
Stress Testing
Risk Treatment / Mitigation
Monitoring
Recovery and Resolution Plans(1)

(1) For additional information refer to the "Capital management" section.

## Risk appetite statement

Our risk appetite statement defines the amount of risk we are willing to assume, or to avoid, in pursuit of our strategic and financial objectives. Our guiding principle is to practice sound risk management, supported by strong capital and funding positions, as we pursue our client-focused strategy. In defining our risk appetite, we take into consideration our purpose, vision, values, strategy and objectives, along with our risk capacity (defined by regulatory constraints). Our risk appetite statement defines how we conduct business, which is to be consistent with the following objectives:

- Safeguarding our reputation and brand;
- Doing the right thing for our clients/stakeholders;
- Engaging in client-oriented businesses after understanding the potential risks and rewards;
- Making our client's goals our own in a professional and radically simple manner;
- Managing a balance between risk and returns;
- Retaining a prudent attitude towards tail and event risk;
- Meeting regulatory expectations and/or identifying and having plans in place to address any issues in a timely manner;
- Achieving/maintaining an AA rating; and
- Meeting our expectations with respect to our sustainability priorities.

Our risk appetite statement contains metrics with limits that define our risk tolerance levels. In addition, we have SBU, functional group and regional risk appetite statements that are integrated with our overall risk appetite statement and further articulate our business level risk tolerances.

Our risk appetite statement is reviewed annually in conjunction with our strategic, financial and capital planning cycle to ensure alignment and is approved annually by the Board. To help drive strong oversight and governance around our risk appetite, the Board, RMC and senior management regularly receive and review reporting on our risk profile against the risk appetite limits.

All strategic business decisions, as well as day-to-day business decisions, are governed by our risk appetite framework. Strategic decisions are evaluated to ensure that the risk exposure is within our risk appetite. Day-to-day activities and decisions are governed by our framework of risk tolerance limits, policies, standards and procedures that support our risk appetite statement.

**Risk culture**

Risk culture refers to desired attitudes and behaviours relative to risk management practices. At CIBC, we strive to achieve a consistent and effective risk culture by:

• Promoting, through both formal and informal channels, a shared accountability of risk identification, management and mitigation;

• Cultivating an environment of transparency and effective challenge, open communication and robust discussion of risk;

• Setting the appropriate "tone at the top" and "tone from the middle" through clear communication and reinforcement; and

• Identifying and reinforcing behaviours that are aligned with risk appetite, and reporting and addressing misaligned behaviours.

Every year, all employees are required to complete formal training on risk appetite, reputation risk, operational risk, code of conduct, AML and other key risk topics. By taking this mandatory training, all employees strengthen their basic knowledge of risk management in support of our risk culture. This training is supplemented by our risk appetite statement, risk management priorities and documents on our internal website. In addition, we have policies, procedures and limits in place that govern our day-to-day business activity, with escalation procedures for limit breaches outlined accordingly.

**Risk input into performance and compensation**

Throughout the year, the Risk Management team manages various compensation risk reviews. These reviews are part of the second line of defence responsibilities to review and challenge new compensation plans, changes to existing compensation plans and compensation plan closure. In addition, periodic risk reviews are completed to ensure all compensation plans are risk assessed on a regular basis. All compensation plans are rated as either high-risk or low-risk with high-risk compensation plans requiring approval from the CRO.

At each year-end, Risk Management provides an assessment of adherence to risk appetite and material risk matters across CIBC. Risk Management also considers a number of risk inputs to identify matters that may directly impact incentive pools and/or individual compensation awards and/or performance ratings. Annually, Risk Management reviews the assessment with both the RMC and the MRCC.

The MRCC oversees the performance management and compensation process and is responsible for assisting the Board of Directors in their global oversight of CIBC's human capital strategy, including talent and total rewards, and the alignment with CIBC's strategy, risk appetite and controls. The MRCC's oversight of human capital strategy includes inclusion at work, employee health, safety and wellbeing and other ESG practices related to their mandate. The MRCC's key compensation-related responsibilities include:

• Reviewing and recommending for Board approval annual performance and compensation, including changes to compensation targets, if any, for the CEO, Senior Management, and Heads of Oversight Functions;

• Approving annual compensation for any employee whose total direct compensation exceeds the materiality threshold determined by the Committee;

• Assessing the appropriateness of compensation based on business performance and risks undertaken;

• Reviewing and recommending for Board approval the aggregate annual incentive compensation and allocations to the SBUs and the functional groups;

• Approving CIBC's compensation philosophy and any material changes to CIBC's compensation principles or practices;

• Reviewing material compensation policies and approving any material changes to such policies or any new material compensation policies;

• Reviewing and recommending Board approval of new material compensation plans and changes to existing material compensation plans; and

• Reviewing a report on non-material plans.

## Risk policies and limits

Our risk frameworks, policies and limits are intended to ensure that risks are appropriately identified, measured, monitored and controlled in accordance with our risk appetite. For most risks, we have developed an overarching framework document that sets out the key principles for managing the associated risks and our key risk policies and limits. This framework is supported by standards, guidelines, processes, procedures and controls that govern day-to-day activities in our businesses. Oversight is provided by management committees, as well as the Board/Board committees.

Key risk policies and management committees are illustrated below:

| Risk Management Framework | | | |
|---|---|---|---|
| Risk Appetite Statement and Risk Appetite Framework | | | |
| **Risk** | **Supporting Frameworks / Policies** | **Supporting Limits** | **Management Oversight** |
| Credit | • Credit Risk Management Policy<br>• Expected Credit Loss Policy<br>• Investment and Lending Authority<br>• Residential Mortgage Underwriting Policy<br>• Trading Credit Risk Management Policy | • Common Risk / Concentration Risk Limits for Credit Exposures<br>• Portfolio Concentration Limits for Credit Exposures<br>• Risk Appetite Statement | • Credit Committee<br>• Personal and Business Banking Credit Risk Committee<br>• Global Risk Committee<br>• Traded Risk Committee |
| Market | • Market Risk Management Policy<br>• Structural Interest Rate Risk Management Policy<br>• Structural Foreign Exchange Risk Management Policy | • Market Risk Limits<br>• Risk Appetite Statement | • Global Risk Committee<br>• Global Asset Liability Committee<br>• Traded Risk Committee |
| Liquidity | • Liquidity Risk Management Policy<br>• Pledging Policy | • Liquidity Limits<br>• Funding Limits<br>• Pledging Limits<br>• Risk Appetite Statement | • Global Asset Liability Committee<br>• Global Risk Committee |
| Operational | • Operational Risk Management and Operational Resilience Framework<br>• Business Continuity Management Policy<br>• Code of Conduct<br>• Control Framework<br>• Control and Deficiency Management Policy<br>• Conduct and Culture Risk Framework<br>• Data Lifecycle Management Policy<br>• Financial Accounting and Reporting Policy<br>• Fraud Management Policy<br>• Information/Cyber Security Risk Policy<br>• Integrity and Security Framework<br>• Model Risk and Validation Policy<br>• Project, Program and Portfolio Management Policy<br>• Risk Data Management and Reporting Policy<br>• Technology Risk Management Policy<br>• Third Party Risk Management Policy | • Key Risk Indicators<br>• Risk Appetite Statement | • Operational Risk, Resilience and Control Committee<br>• Global Risk Committee<br>• Technology Operational Risk Committee<br>• Model and Parameter Risk Committee<br>• Cyber Security Committee<br>• Traded Risk Committee<br>• Third Party Risk Council<br>• Executive Fraud Risk Council<br>• Operational Resilience Enterprise Steering Committee |
| Reputation | • Global Reputation Risk Management Framework<br>• Global Reputation and Legal Risks Policy | • Key Risk Indicators | • Reputation and Legal Risks Committee |
| Regulatory Compliance | • Regulatory Compliance Management Policy<br>• Anti-Bribery and Anti-Corruption Policy<br>• Enterprise Anti-Money Laundering, Anti-Terrorist Financing and Sanctions Framework<br>• Enterprise Anti-money Laundering and Anti-Terrorist Financing Policy<br>• Enterprise Sanctions Policy<br>• Compliance Risk Management Framework<br>• Privacy Management Framework<br>• Global Privacy Policy | • Key Risk Indicators<br>• Risk Appetite Statement | • Global Risk Committee<br>• Executive Oversight Committee |
| Other | • Corporate Environmental Policy<br>• Environmental and Social Framework<br>• Insurance/Re-insurance Risk Management Policy<br>• Capital Policy<br>• Economic Capital Policy<br>• Enterprise-wide Stress Testing Policy | • Risk Appetite Statement | • Group Executive Leadership Team<br>• Global Risk Committee |

## Risk identification and measurement

Risk identification and measurement are important elements of CIBC's risk management framework. Risk identification is a continuous process, generally achieved through:

- Regular assessment of risks associated with lending and trading credit exposures;
- Ongoing monitoring of trading and non-trading portfolios;
- Assessment of risks in new business activities and processes;
- Assessment of risks in complex and unusual business transactions;
- Regular monitoring of the overall risk profile considering market developments and trends, and external and internal events; and
- Ongoing monitoring of management operations and processes.

Risk Management maintains a "Risk Register" to list all material risks facing CIBC. The inventory is based on the risks inherent and emerging risks in our businesses and updated through various processes, illustrated in the following chart, to reflect changes in the nature of the risks we are facing. The Risk Register is used to support our ICAAP, either explicitly in the economic and regulatory capital calculations, or implicitly through the buffer of actual capital over economic capital and regulatory capital.


Risk Identification Processes
Strategic and Emerging Risk Themes
External and Peer Benchmarking
Regulatory Reviews
Macro and External Risks
Assessment of Risk Level (probability / severity considerations)
Risks Inherent in CIBC's Businesses
Strategic Business Reviews
Change Initiative Risk Assessment Process
Risk and Control Self Assessments
Risk Register
Internal Capital Adequacy Assessment Process (ICAAP)

The decision to register a new risk is based on its risk assessment through our risk identification processes and includes criteria such as severity, measurability and probability. Furthermore, the decision on the amount of capital allocated to cover the new risk brought on the books will take into consideration the effectiveness and impact of the risk mitigants available.

We have enterprise-wide methodologies, models and techniques in place to measure both the quantitative and qualitative aspects of risks, appropriate for the various types of risks we face. These methodologies, models and techniques are subject to independent assessment and review to ensure that the underlying logic remains sound, that model risks have been identified and managed, that use of the models continues to be appropriate and outputs are valid.

Risk is usually measured in terms of expected loss and unexpected loss.

### Expected loss

Expected loss represents the loss that is statistically expected to occur in the normal course of business, with adjustments for conservatism, in a given period of time.

In respect of credit risk, the parameters used to measure expected loss are PD, LGD and EAD. These parameters are updated regularly and are based either on our historical experience through the cycle and benchmarking of credit exposures or as prescribed by our regulators as applicable. Unlike the PD, LGD and EAD parameters used for calculating ECL on our consolidated financial statements, the PD, LGD and EAD parameters used for regulatory capital purposes are not adjusted for forward-looking information.

For trading market risks, VaR is a statistical technique used to measure risk. VaR is an estimate of the loss in market value for a given level of confidence that we would expect to incur in our trading portfolio due to an adverse one-day movement in market rates, implied volatility and prices using the most recent 500 trading days. We also use stressed VaR to estimate an expected loss over a 10-day holding period and using a one-year historical window when relevant market factors were in distress.

For trading credit risks associated with market value based products including CVA, we use models to estimate exposure relative to the value of the portfolio of trades with each counterparty, giving consideration to market rates and prices.

### Unexpected loss

Unexpected loss is the statistical estimate of the amount by which actual losses might exceed expected losses over a specified time horizon, computed at a given confidence level. We use regulatory and economic capital to estimate the level of capital needed to protect us against unexpected losses.

We also use techniques such as sensitivity analysis and stress testing to help ensure that the risks remain within our risk appetite and that our capital is adequate to cover those risks. Our stress testing program includes evaluation of the potential effects of various economic and market scenarios on our risk profile, earnings and capital. Refer to the "Capital management" section for additional details.

**Model risk management**

Model risk management encompasses sound development, independent validation, and ongoing monitoring and review of the models as well as governance and controls that are proportionate to the risks. Our model inventory includes, but is not limited to, models that relate to risk measurement (including economic and regulatory capital), pricing, mark-to-market (MTM), credit risk rating and scoring models, credit models for the calculation of loss severity and stress testing models for the calculation of ECL under IFRS 9, and AI and Machine Learning (ML) models. CIBC's approach to provide effective governance and oversight for model risk management comprises the following key elements:

• Governance and oversight by management committees, including the Model and Parameter Risk Committee (MPRC), senior management and the Board;
• Policies, standards and procedures to outline applicable roles and responsibilities of the various oversight groups and to provide guidance to identify, measure, control and monitor model risk throughout the model's life cycle; and
• Controls for key operational aspects of model risk management including maintaining a model inventory, model risk ranking, model risk attestation and ongoing monitoring and reporting.

The MPRC is a subcommittee of the Operational Risk, Resilience and Control Committee (ORRCC) and is responsible for providing oversight of CIBC's regulatory, economic capital, credit scoring, reserving, and stress testing models and parameters for credit, market and operational risks. The MPRC has accountability and responsibility for model and parameter approvals, parameter performance monitoring, validation oversight, and policy oversight.

*Model risk mitigation policies*

We have policies, standards, procedures and controls to ensure effective model risk management for CIBC. A model review and validation is the independent effective challenge that documents the model risk and ensures models are sound and we can rely on their output. The model review and validation process includes:

• Review of model documentation;
• Comprehensive, systematic testing of key model parameters on implementation to ensure results are as expected;
• Review data quality, ensuring that data used in the model is complete and representative for the intended purpose;
• Replication of the risk quantification process to determine whether the model implementation is faithful to the model specifications;
• Review of whether the model/parameter concepts and assumptions are appropriate and robust;
• Accuracy testing to assess the calibration and accuracy of the risk components including, for example, the discriminative power of rating systems and the reasonableness of capital parameters;
• Sensitivity testing to analyze the sensitivity of model/parameter outputs to model/parameter assumptions and key inputs;
• Scenario and stress testing of the model outputs to key inputs;
• Back-testing by comparing actual results with model-generated risk measures;
• Benchmarking to other models and comparable internal and external data;
• Review of the internal usage of the model/parameter applications to ensure consistency of application;
• Reporting of model status to the MPRC, supported through an up-to-date inventory of regulatory models and parameters;
• A quarterly attestation process for model owners in order to ensure compliance with the Model Risk and Validation Policy; and
• A comprehensive validation report that identifies the conditions for valid application of the model and summarizes these findings to the model owners, developers and users.

Once a model has been approved for use, ongoing monitoring becomes a joint responsibility of model users, owners and validators.

## Stress testing

Stress testing supplements our other risk management tools by providing an estimate of the potential impacts of plausible but stressed economic scenarios and risk factors. Results of stress testing are interpreted in the context of our risk appetite, including metrics for capital adequacy. Enterprise-wide stress testing, capital planning and financial planning processes are integrated for a comprehensive information system. See the "Capital management" section for detailed discussion on our enterprise-wide stress testing.

## Risk treatment and mitigation

Risk treatment and mitigation is the implementation of options for modifying risk levels. We pursue risk mitigation options in order to control our risk profile in the context of our risk appetite. Our objective is to proactively consider risk mitigation options in order to optimize results.

Discussions regarding potential risk mitigation strategies are held between Risk Management and the lines of business, at the GRC or GALCO and at the RMC for governance and oversight, as appropriate. In evaluating possible strategies, considerations include costs and benefits, residual risks (i.e., risks that are retained), secondary risks (i.e., those caused by the risk mitigation actions), and appropriate monitoring and review to track results.

## Risk controls

Our risk management framework also includes a comprehensive set of risk controls, designed to ensure that risks are being appropriately identified and managed. Our risk controls are part of CIBC's overall Control Framework, developed based on the Committee of Sponsoring Organizations of the Treadway Commission's (COSO) widely accepted "Internal Control – Integrated Framework". The Control Framework also draws on elements of the OSFI Supervisory Framework and Corporate Governance Guidelines.

The Board, primarily through the RMC, approves certain credit risk limits and delegates specific transactional approval authorities to the CEO or jointly to the CEO and CRO. The RMC must approve transactions that exceed delegated authorities. Delegation of authority to business units is controlled to ensure decision-making authorities are restricted to those individuals with the necessary experience levels. In addition, CIBC has rigorous processes to identify, evaluate and remediate risk control deficiencies in a timely manner. Regular reporting is provided to the RMC to evidence compliance with risk limits. Risk limits and the delegation of authority to the CEO or jointly to the CEO and CRO are reviewed annually by the RMC.

## Risk monitoring and reporting

To monitor CIBC's risk profile and facilitate evaluation against the risk appetite statement, a number of measurement metrics have been established, with regular reporting against these metrics provided to the GRC and the RMC. This reporting enables decisions on growth and risk mitigation strategies.

Exposures are also regularly monitored against limits, with escalation protocols for limit excesses, should they occur. Escalation protocols ensure awareness at appropriate levels and facilitate management of excesses that is consistent with our risk appetite.

Regular management reports on each risk type are also prepared to facilitate monitoring and control of risk at a more granular level.

## Top and emerging risks

We monitor and review top and emerging risks that may affect our future results, and take action to mitigate potential risks. We perform in-depth analyses, which may include stress testing our exposures relative to the risks, and we provide updates and related developments to the Board on a regular basis. Top and emerging risks are those that we consider to have potential negative implications that are material for CIBC. This section describes those top and emerging risks, as well as regulatory and accounting developments that are material for CIBC.

### Trade policy uncertainty

Newly implemented and proposed tariffs, by the U.S., and any potential counter-measures, are expected to have negative impacts on supply chains, inflation and economic activity, further amplifying ongoing U.S., Canada, and Mexico trade issues that existed prior to the tariff developments, and is posing recessionary fears and increasing market volatility. Separate trade discussions are ongoing between Canada and China as well as the U.S. and China. The ongoing uncertainty on the ultimate level and extent of tariffs could diminish consumer and business confidence in Canada and around the globe, increasing credit, market, liquidity, strategic and operational (including third-party) risks.

The eventual impact of tariffs will depend on their nature and duration, as well as fiscal policies that may be enacted in response, and are expected to drive an increase in unemployment and inflation, thereby elevating credit risks. Higher unemployment and inflation could reduce discretionary consumer spending, slow loan origination and negatively impact debt servicing for both retail and commercial clients. Commercial clients may see lower overall revenues and higher costs, which could, in turn, slow growth and expansion plans. Certain sectors are expected to be more susceptible to the impact of the tariff developments, including but not limited to the manufacturing, retail and wholesale, and transportation sectors. We are also monitoring the financial viability of suppliers who may be impacted should economic conditions deteriorate as the result of global tariff impacts.

Global financial markets experienced significant levels of market volatility in the second quarter from increased political and macroeconomic uncertainties driven by tariffs. Concerns around stagflation, with lower growth forecasts and rising inflation expectations, could leave central banks with limited options to manage both inflation and economic growth. Our Capital Markets business maintains a defensive risk posture to manage market risks, while supporting elevated levels of client activity.

The impact of macroeconomic uncertainty on the U.S. dollar and long-term bond yields and changes in client sentiment due to macroeconomic volatility, recessionary conditions, or risks associated with banks, could lead to rising liquidity premiums and wider issuance spreads in the funding market.

We continue to regularly monitor economic developments and proactively prepare mitigation plans. Further details on tariffs and our economic outlook are provided in the "Economic and market environment – Outlook for calendar year 2026" section.

### Canadian consumer debt and the housing market

The latest household debt-to-income ratio data from Statistics Canada continued to remain below 2016 levels due to growth in disposable income and slower debt growth. The debt-to-service ratio stabilized in recent quarters after decreasing to 2017 levels, partially due to interest rate cuts combined with the rise in disposable income. Mortgage debt service ratios remain at historically high levels, while non-mortgage debt-to-income and service ratios remain at historical lows as clients maintain lower utilization and higher payment rates. Mortgage service ratios could remain elevated as mortgages continue to renew at higher rates and income growth decelerates from a slowing labour market. Property sales have slowed in 2025 and are the most recessed levels since 2020.

While the interest rate cuts in the second half of 2024 and throughout 2025 will provide some relief, the levels are still high and there is an expected lag on performance relief from each incremental cut. Further interest rate cuts could result in an increase in sales activity and housing prices, however, the risk and uncertainties of the current environment have slowed housing sales, as well as challenged the unemployment and interest rate expectations. Real estate secured lending losses remain low, supported by strong housing prices, and while there was some weakening to the non-seasonally adjusted House Price Index (HPI) in the second and third quarters which was partially reversed in the fourth quarter, the level remains above late 2022 and early 2023.

Unemployment rates in fiscal 2025 are at the highest level since 2016 (excluding the increase in 2020 and 2021 resulting from the COVID-19 pandemic) and are expected to slightly improve in fiscal 2026, but remain relatively elevated in the current macroeconomic environment. Unemployment rates at high levels could elevate non-mortgage debt levels, and has increased unsecured payment pressures, typical of the credit cycle.

Regulators continue to apply higher levels of scrutiny on guidelines and oversight. Further augmentations to regulatory expectations could impact business processes, increase the cost of compliance, and raise the risk of fines for non-compliance.

### Geopolitical risk

The level of geopolitical risk escalates at certain points in time. While the specific impact on the global economy and on global credit and capital markets would depend on the nature of the event, in general, any major event could result in instability and volatility, leading to widening spreads, declining equity valuations, flight to safe-haven currencies and increased purchases of gold. In the short run, market disruption could hurt the net income of our trading and non-trading market risk positions. Geopolitical risk could reduce economic growth, and in combination with the potential impacts on commodity prices and protectionism (further details are provided in the "Economic and market environment – Outlook for calendar year 2026" section), could have serious negative implications for general economic and banking activities. Current areas of concern include:

- Conflicts in the Middle East;
- The war in Ukraine; and,
- Rising civil unrest and activism globally.

While it is difficult to predict where new geopolitical disruption will occur, we pay particular attention to markets and regions with existing or recent historical instability to assess the impact of these environments on the markets and businesses in which we operate.

### Climate risk

The physical effects of climate change along with regulations designed to mitigate its negative impacts will have a measurable impact on communities and the economy. The physical risks of climate change resulting from severe weather events and systemic issues such as rising sea levels can impact CIBC's profitability through disruptions in our own operations and damage to critical infrastructure. Transition risks, which arise as society adjusts towards a low-carbon future, can impact the financial health of our clients as changes in policy and technology aimed at limiting global warming can increase their operating costs and reduce profitability, while translating into potentially higher credit losses for the bank. We are also exposed to reputational risks due to changing stakeholder expectations related to action or inaction in addressing climate-related risks.

In the past year, a number of regulators and standard-setting organizations introduced and updated disclosure frameworks related to climate change risks, as well as environmental and social risks.

On April 23, 2025, the Canadian Securities Administrators (CSA) announced it is pausing its work on the development of a new mandatory climate-related disclosure rule in order to support Canadian markets and issuers as they adapt to developments in the U.S. and globally. The CSA will monitor domestic and international regulatory developments with respect to climate disclosures and expects to revisit and finalize requirements for issuers.

On March 7, 2025, OSFI published updates to Guideline B-15 on Climate Risk Management (Guideline B-15), postponing scope 3 emissions disclosure from fiscal year-end 2025 to 2028, aligning with the Canadian Sustainability Standards Board Standards' transitional period. OSFI is expected to continue to review Guideline B-15 as practices and standards evolve. Guideline B-15 was initially effective for us for our reporting period ending October 31, 2024 for certain disclosure elements, which were included in our 2024 Climate Report.

On June 5, 2025, the Competition Bureau issued updated guidance on environmental claims under Bill C-59, which contains anti-greenwashing amendments to Canada's Competition Act (Act). In addition, the Competition Bureau reaffirmed its previous communication on the private right of action, pursuant to which starting on June 20, 2025, individuals can seek permission to file claims with the Competition Tribunal against businesses under the Act.

On October 7, 2023, California enacted climate disclosure laws, Senate Bill (SB) 253 and SB 261. SB 253 requires annual reporting of scope 1 and 2 greenhouse gas emissions in 2026, expanding to scope 3 emissions reporting in 2027. SB 261 requires biennial climate-related financial risk reports, with the first report due by January 1, 2026. On November 18, 2025, the U.S. Court of Appeals for the Ninth Circuit, issued an order temporarily halting the enforcement of SB 261. CIBC is preparing to meet these requirements and will continue to monitor regulatory updates.

Additionally, the European Commission adopted the European Sustainability Reporting Standards in 2023 for entities subject to the Corporate Sustainability Reporting Directive. On June 23, 2025, the European Union announced it is negotiating its final position on the Omnibus Proposal II, which is expected to significantly narrow the scope of sustainability reporting for member states. These changes, if adopted, could impact the reporting requirements for CIBC and certain CIBC subsidiaries.

Potential divergence among the regulators in disclosure expectations, coupled with the pace at which the regulatory landscape changes, pose operational risks to us. We continue to monitor these developments and evolve our approach to support future regulatory requirements.

### Information and cyber security risk

We continue to evolve our use of technology and business processes to improve the client experience and streamline operations. Concurrently, cyber threats are growing in frequency and sophistication, increasing the potential for financial loss, reputational harm, regulatory exposure and business interruption. We actively manage these risks through strategic risk reviews and enterprise-wide technology and information security programs aimed at prevention, detection, response and recovery. Threats include data breaches, malware and ransomware, unauthorized access, social engineering and fraud, and denial-of-service attacks, which may result in damage to CIBC systems and information; theft, loss or disclosure of confidential information; unauthorized or fraudulent activity; and service disruption at CIBC or its service providers, including those that offer cloud services.

Given the importance of electronic financial systems, including secure online and mobile banking provided by CIBC to its clients, CIBC monitors the changing environment globally, including cyber threats, mitigation strategies and evolving regulatory requirements, to enhance our controls and processes to protect our systems and client information. In addition, we perform cyber security preparedness, testing, and recovery exercises to validate our defences, benchmark against best practices and provide regular updates to the Board. We have well-defined cyber incident response protocols and playbooks in the event that a security incident or breach occurs. We also have cyber insurance coverage to help mitigate against certain potential losses associated with cyber incidents. Our insurance coverage is subject to various terms and provisions, including limits on the types and amounts of coverage relating to losses arising from cyber incidents. We periodically assess our insurance coverage based on our risk tolerance and limits. Despite our ongoing commitment to information and cyber security, and given the rapidly evolving threat and regulatory landscape, coupled with a changing business environment, it is not possible for us to identify all cyber risks or implement measures that prevent all potential cyber incidents. We monitor our risk profile for changes and continue to refine our protection, detection, response and resilience capabilities to minimize the impact of any cyber incidents that may occur.

### Technology risk

We are continuing to evolve our technology services to improve the client experience and streamline operations. New technology solutions offer advanced capabilities, connectivity between systems and efficiencies to support a growing business, while also increasing the complexity of ongoing management and resilience across multiple internal and external stakeholders and platforms hosted on premises, in the cloud or by third parties. Globally, regulators continue to expect financial institutions to have well-designed and managed technology development, deployment, operational and support processes in place to actively manage the risks inherent to a large enterprise technology environment.

We continue to manage these risks through our risk management and governance structures that include policies, standards, and risk assessment, measurement and monitoring tools. A robust control environment is in place, focused on developing, delivering and maintaining high-quality, reliable and stable technology solutions that support business needs and enable operations within our risk appetite.

### Disintermediation risk

The level of disintermediation risk from fintechs for Canadian financial institutions is generally considered low. Canada has a growing fintech sector, with numerous startups and established tech companies offering digital financial services as alternatives to traditional banking services, such as automated investing, peer-to-peer lending, and financial management tools. Canadian consumers have demonstrated increasing use of digital services, evidenced by high rates of online banking usage. Canada's robust regulatory framework somewhat limits the speed and extent of disruption by fintechs. However, regulations are evolving, and the authorities' increasing openness to fintech innovations and open-banking could heighten disintermediation risks if we do not continue to invest in our digital capabilities. Ease of use is the primary factor we consider when evaluating disintermediation risk from fintechs. With fintechs primarily focused on digital engagement, the risk of clients choosing fintech solutions remains low. Although fintechs have not yet demonstrated success in providing financial advice and wealth management services in Canada, the threat may increase in the future. CIBC's proactivity in adopting new technologies and integrating digital financial services helps to mitigate this risk

### Data and Artificial Intelligence risk

Data is being used every day to further advance CIBC's strategic objectives and create competitive advantages. To support this, we continue to invest in our data management and governance capabilities to ensure we have a strong data foundation and business decision making, and grow our analytics and reporting practices to use data as a transformative asset.

With rapid advances in technology, we continue to observe growth in applications of AI to drive productivity and competitive enhancements. Alongside the potential benefits of AI tools and technology comes risks; as AI systems make decisions based on data and models, they can inherit or amplify bias or raise concerns about fairness or ethical use. In addition, transparency in AI models is required to ensure the reasoning, accuracy or appropriateness of the output is clearly understood. CIBC has published an AI Framework and has implemented AI governance and risk management practices. From a model risk perspective, OSFI published its final version of Guideline E-23 on Model Risk Management to take effect on May 1, 2027. The revised Guideline E-23 now includes AI and Machine Learning (ML) methodologies in the definition of "model" given the surge in AI/ML analytics. As we navigate the increased adoption of solutions using AI, our approach will remain rooted in ensuring responsible use and ensuring operational risks are mitigated.

### Third-party risk

The Board and senior management recognize the establishment of third-party relationships as important to CIBC's business model and therefore leverage them to achieve CIBC's business objectives. With the introduction of new technologies and increasing reliance on sub-contractors, the third-party landscape continues to evolve. While such relationships may benefit us through reduced costs, increased innovation, improved performance and increased business competitiveness, they can also introduce risks of failure or disruption to CIBC through breakdowns in people, processes or technology or through external events that impact these third parties.

To mitigate third-party risks, prepare for future third-party risks and changing regulatory expectations, and to ensure existing processes and internal controls are operating effectively, we rely on our strong risk culture and established the Third Party Risk Management program, which includes policies, procedures, expertise and resources dedicated to third-party risk management. The program identifies and manages risks that arise from third-party relationships from the point of planning through the life cycle of the business arrangement and supports the maintenance of collaborative relationships that advance our strategic direction and operational needs within our risk appetite.

### Anti-money laundering, anti-terrorist financing and sanctions

Money laundering, terrorist financing, and related crimes threaten the financial sector's stability. CIBC is committed to meeting all AML, ATF, and economic sanctions regulations in every jurisdiction where it operates. As identified in Canada's 2025 National Risk Assessment, banks face significant risks from financial crimes such as drug trafficking, fraud, and crypto-related activities. In response, CIBC invests in robust controls, advanced detection technologies, and comprehensive compliance programs. The bank maintains thorough client due diligence, record keeping, and reporting procedures, and requires annual AML/ATF and sanctions training for all team members. With ongoing regulatory changes expected through 2026, CIBC continuously monitors and enhances its compliance program to address evolving risks and regulatory expectations.

### U.S. banking regulation

Our U.S. operations are subject to supervision by the Board of Governors of the Federal Reserve System (Federal Reserve), and are also subject to a comprehensive federal and state regulatory framework. Under the U.S. bank regulatory framework, both CIBC and CIBC Bancorp are expected to provide a source of strength to the subsidiary bank and may be required to commit additional capital and other resources to CIBC Bank USA in the event that its financial condition were to deteriorate, whether due to overall challenging economic conditions in the U.S., or because of business-specific issues. The Federal Reserve (in the case of CIBC Bancorp), and both the Federal Reserve and the Illinois Department of Financial and Professional Regulation (in the case of CIBC Bank USA) also have the ability to restrict dividends paid by CIBC Bancorp or CIBC Bank USA, which could limit our ability to receive distributions on our capital investment in our U.S. banking operations.

As our combined U.S. operations grow, we will become subject to additional enhanced prudential standards under the Federal Reserve's regulations applicable to foreign banking organizations.

The U.S. regulatory environment continues to evolve and future legislative and regulatory developments may impact CIBC.

### Tax reform

The tax environment continues to evolve with the potential for significant tax law changes globally. In the Canadian federal budget, released on November 4, 2025, the government confirmed its intention to proceed with certain amendments to Canada's GMTA, including the "under-taxed profits rule" (UTPR). The U.S. government views the UTPR as an unfair foreign tax and could reinstate proposals for retaliatory tax measures against countries that adopt the UTPR without providing an exception in respect of U.S. persons. We continue to monitor for legislative changes that may impact CIBC and its global operations. See the "Financial performance overview – Taxes" section for further details.

### Corporate transactions

CIBC seeks out acquisition and divestiture opportunities that align with its strategy, risk appetite and financial goals. The ability to successfully execute on our strategy to integrate acquisitions, and the ability to anticipate and manage risks associated with such corporate transactions are subject to various factors such as receiving regulatory and shareholder approval on a timely basis and on favourable terms, retaining clients and key personnel, realizing synergies and efficiencies, controlling integration and acquisition costs, and changes in general business and economic conditions, among others.

Although many of the factors are beyond our control, their impact is partially mitigated by conducting due diligence before completing the transaction and developing and executing appropriate plans. However, given the inherent uncertainty involved in such corporate transactions, we cannot anticipate all potential events, facts and circumstances that may arise and there could be an adverse impact on our operations and financial performance as a result of such corporate transactions.

### Regulatory developments

See the "Taxes", "Capital management", "Credit risk", "Liquidity risk" and "Accounting and control matters" sections for additional information on regulatory developments.

### Accounting developments

See the "Accounting and control matters" section and Note 30 to the consolidated financial statements for additional information on accounting developments.

## Risks arising from business activities

The chart below shows our business activities and related risk measures based upon regulatory RWA and average allocated common equity as at October 31, 2025:



| | Canadian Personal and Business Banking | Canadian Commercial Banking and Wealth Management | U.S. Commercial Banking and Wealth Management | Capital Markets | Corporate and Other |
|---|---|---|---|---|---|
| **Business activities** | • Deposits<br>• Residential mortgages<br>• Personal loans<br>• Credit cards<br>• Business lending<br>• Insurance | • Commercial banking<br>• Full-service brokerage<br>• Asset management<br>• Private wealth management | • Commercial banking<br>• Asset management<br>• Private wealth management<br>• Personal and small business banking | • Corporate banking<br>• Global markets<br>• Investment banking | • International banking<br>• Investment portfolios<br>• Joint ventures<br>• Functional and support groups (see page 29) |
| **Balance sheet** [1] | ($ millions)<br>Average assets 339,909<br>Average deposits 248,466 | ($ millions)<br>Average assets 103,855<br>Average deposits 116,283 | ($ millions)<br>Average assets 64,415<br>Average deposits 58,978 | ($ millions)<br>Average assets 378,541<br>Average deposits 103,552 | ($ millions)<br>Average assets 217,565<br>Average deposits 269,836 |
| **RWA** | ($ millions)<br>Credit risk 80,579<br>Market risk –<br>Operational risk 20,457 | ($ millions)<br>Credit risk 67,351<br>Market risk –<br>Operational risk 8,286 | ($ millions)<br>Credit risk [2] 54,474<br>Market risk 1<br>Operational risk 3,043 | ($ millions)<br>Credit risk [3] 72,530<br>Market risk 11,896<br>Operational risk 6,369 | ($ millions)<br>Credit risk [4] 19,914<br>Market risk 346<br>Operational risk 12,557 |
| **Average allocated common equity** [5] | (%)<br>Proportion of total CIBC 22<br>Comprising:<br>Credit risk 76<br>Market risk –<br>Operational risk 19<br>Other [6] 5 | (%)<br>Proportion of total CIBC 18<br>Comprising:<br>Credit risk 79<br>Market risk –<br>Operational risk 10<br>Other [6] 11 | (%)<br>Proportion of total CIBC 19<br>Comprising:<br>Credit risk 58<br>Market risk –<br>Operational risk 3<br>Other [6] 39 | (%)<br>Proportion of total CIBC 19<br>Comprising:<br>Credit risk 78<br>Market risk 12<br>Operational risk 7<br>Other [6] 3 | (%)<br>Proportion of total CIBC 22<br>Comprising:<br>Credit risk 61<br>Market risk 2<br>Operational risk 19<br>Other [6] 18 |
| **Risk profile** | We are exposed to credit, market, liquidity, operational, and other risks, which primarily include strategic, insurance, technology, third-party, fraud, data, AML/ATF, conduct and culture, information and cyber security, reputation and legal, regulatory compliance, and environmental and social risks. | | | | |

(1) Average balances are calculated as a weighted average of daily closing balances.
(2) Includes CCR and CVA of $13 million, which comprises derivatives and repo-style transactions.
(3) Includes CCR and CVA of $15,501 million, which comprises derivatives and repo-style transactions.
(4) Includes CCR and CVA of $637 million, which comprises derivatives and repo-style transactions.
(5) Average allocated common equity is a non-GAAP measure. For additional information on the composition of this non-GAAP measure, see the "Non-GAAP measures" section.
(6) Represents average allocated common equity relating to capital deductions, such as goodwill and intangible assets, in accordance with the rules in OSFI's CAR Guideline.

# Credit risk

Credit risk is the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.

Credit risk arises out of the lending businesses in each of our SBUs and in International banking, which is included in Corporate and Other. Other sources of credit risk consist of our trading activities, which include our over-the-counter (OTC) derivatives, debt securities, and our repo-style transaction activity. In addition to losses on the default of a borrower or counterparty, unrealized gains or losses may occur due to changes in the credit spread of the counterparty, which could impact the carrying or fair value of our assets.

## Governance and management

Credit risk is managed through the three lines of defence model. The first line of defence consists of the frontline businesses and governance groups that assess and manage the risks associated with their activities. They own the risks and the controls that mitigate the risks.

The second line of defence is Risk Management, which provides an independent risk perspective, strategic direction and leadership to ensure alignment of practices with CIBC's risk appetite. This includes being responsible for certain credit decisions and oversight of credit risks associated with CIBC's personal, small business, commercial, corporate and wealth management activities.

Internal audit is the third line of defence, providing reasonable assurance to senior management and the Audit Committee of the Board on the effectiveness of CIBC's governance practices, risk management processes, and internal control as part of its risk-based audit plan and in accordance with its mandate as described in the Internal Audit Charter.

Senior management reports to the GRC and RMC at least quarterly on material credit risk matters, including compliance with limits, portfolio trends, and credit loss provisioning levels. Senior management also reports to the RMC on material credit transactions and impaired loans. Provision for (reversal of) credit losses is reviewed by the RMC and the Audit Committee quarterly.

Specific to the management of credit risk, Risk Management is mandated to provide enterprise-wide oversight of the management of credit risk in CIBC's credit portfolios, including the measurement, monitoring and control of credit risk and the management of credit risk models. Key groups in Risk Management with credit risk responsibility include:

**Capital Markets Risk Management:** This group is responsible for independent oversight of the measurement, monitoring and control of traded and non-traded market risk, liquidity risk and trading credit risk (including CVA risk), including adjudication of trading credit facilities for banks, non-bank financial entities, prime brokerage clients and central clearing counterparties. In addition, CMRM is responsible for the risk management of sovereign and country risk, securitizations and the oversight of the Global Collateral Finance framework covering repos and securities lending.

**Global Credit Risk Management:** This group is responsible for the adjudication and oversight of credit risks associated with our commercial, corporate, small business and wealth management credit portfolios, management of the risks in our investment portfolios, as well as management of special loan portfolios.

**Global Operational and Enterprise Risk Management:** This group includes the following teams:
- Model Validation is responsible for the oversight of model validation practices. Model validation constitutes the independent set of processes, activities and ongoing documentary evidence that models and parameters are sound and CIBC can rely on their output.
- Model Quantification is responsible for the design, development and continuous improvement to risk rating methodologies and credit models that support credit adjudication and ECL, across corporate commercial, personal and business lending segments.
- Enterprise Risk Management is responsible for enterprise-wide reporting and analysis, including enterprise-wide stress testing, ECL, risk data systems and economic capital.
- Risk Regulatory Initiatives is responsible for oversight, governance and delivery of regulatory and strategic initiatives and large enterprise-wide regulatory initiatives.
- Environmental Risk Management is responsible for developing the environmental strategy, setting environmental performance standards and targets, and reporting on performance for material indicators.

**Risk Analytics and Credit Decisioning:** This group manages credit risk in personal products offered through the various distribution channels (e.g., residential mortgages, credit cards, personal loans/lines of credit and indirect auto lending) and performs analytics to optimize retail credit performance, along with collections and AML outcomes.

**U.S. Risk Management:** This group carries out the mandate of CIBC Risk Management at a regional level and provides independent oversight of the identification, management, measurement, monitoring and control of credit risks in the U.S. Commercial Banking and Wealth Management SBU.

Adjudication and oversight above delegated levels is provided by the CRO, GRC and RMC.

## Policies

To control credit risk, prudent credit risk management principles are used as a base to establish policies, standards and guidelines that govern credit activities as outlined by the credit risk management policy.

The credit risk management policy supplements CIBC's risk management framework and risk appetite framework, and together with CIBC's portfolio concentration limits for credit exposures, CIBC's common risk/concentration risk limits for credit exposures, and other supporting credit risk policies, standards and procedures, assists CIBC in achieving its desired risk profile by providing an effective foundation for the management of credit risk.

### Credit risk limits

The RMC approves Board limits, and exposures above Board limits require reporting to, or approval of, the RMC. Management limits are approved by the CRO. Usage is monitored to ensure risks are within allocated management and Board limits. Exposures above management limits require the approval of the CRO. Business lines may also impose lower limits to reflect the nature of their exposures and target markets. This tiering of limits provides for an appropriate hierarchy of decision making and reporting between management and the RMC. Credit approval authority flows from the Board and is further cascaded to officers in writing. The Board's Investment and Lending Authority Resolution sets thresholds above which credit exposures require reporting to, or approval of, the RMC, ensuring an increasing level of oversight for credit exposures of higher risk. CIBC maintains country limits to control exposures within countries outside of Canada and the U.S.

**Credit concentration limits**

At a bank-wide level, credit exposures are managed to promote alignment to our risk appetite statement, to maintain the target business mix and to ensure that there is no undue concentration of risk. We set limits to control borrower concentrations by risk-rating band for large exposures (i.e., risk-rated credits). Direct loan sales, credit derivative hedges, or structured transactions may also be used to reduce concentrations. We also have a set of portfolio concentration limits in place to control exposures by country, industry, product and activity. Further, our policies require limits to be established as appropriate for new initiatives and implementation of strategies involving material levels of credit risk. Concentration limits represent the maximum exposure levels we wish to hold on our books. In the normal course, it is expected that exposures will be held at levels below the maximums. The credit concentration limits are reviewed and approved by the RMC at least annually.

Credit concentration limits are also applied to our retail lending portfolios to mitigate concentration risk. We not only have concentration limits applied to individual borrowers and geographic regions, but also to different types of credit facilities, such as unsecured credits. In addition, we limit the maximum insured mortgage exposure to private insurers in order to reduce counterparty risk.

**Credit risk mitigation**

We may mitigate credit risk by obtaining a pledge of collateral, which improves recoveries in the event of a default. Our credit risk management policies include verification of the collateral and its value and ensuring that we have legal certainty with respect to the assets pledged. Valuations are updated periodically depending on the nature of the collateral, legal environment, and the creditworthiness of the counterparty. The main types of collateral include: (i) cash or marketable securities for securities lending and repurchase transactions; (ii) cash or marketable securities taken as collateral in support of our OTC derivatives activity; (iii) charges over operating assets such as inventory, receivables and real estate properties for lending to small business and commercial borrowers; and (iv) mortgages over residential properties for retail lending.

In certain circumstances we may use third-party guarantees to mitigate risk. We also obtain insurance to reduce the risk in our real estate secured lending portfolios, the most material of which relates to the portion of our residential mortgage portfolio that is insured by CMHC, an agency of the Government of Canada.

We mitigate the trading credit risk of OTC derivatives, securities lending and repurchase transactions with counterparties by employing the International Swaps and Derivatives Association (ISDA) Master Agreement, as well as Credit Support Annexes (CSAs) or similar master and collateral agreements. See Note 12 to the consolidated financial statements for additional details on the risks related to the use of derivatives and how we manage these risks.

ISDA Master Agreements and similar master and collateral agreements, such as the Global Master Repurchase Agreement and Global Master Securities Lending Agreement, facilitate cross transaction payments, prescribe close-out netting processes, and define the counterparties' contractual trading relationship. In addition, the agreements formalize non-transaction-specific terms. Master agreements serve to mitigate our credit risk by outlining default and termination events, which enable parties to close out of all outstanding transactions in the case of a negative credit event on either party's side. The mechanism for calculating termination costs in the event of a close-out are outlined in the master agreement; this allows for the efficient calculation of a single net obligation of one party to another.

CSAs and other collateral agreements are often included in ISDA Master Agreements or similar master agreements governing securities lending and repurchase transactions. They mitigate CCR by providing for the exchange of collateral between parties when a party's exposure to the other exceeds agreed upon thresholds, subject to a minimum transfer amount. CSAs and other collateral agreements that operate with master agreements also designate acceptable collateral types, and set out rules for re-hypothecation and interest calculation on collateral. Collateral types permitted under CSAs and other master agreements are set through our trading credit risk management documentation procedures. These procedures include requirements around collateral type concentrations.

Consistent with global initiatives to improve resilience in the financial system, we clear derivatives through CCPs where feasible. Credit derivatives may be used to reduce industry sector concentrations and single-name exposure.

**Forbearance techniques**

We employ forbearance techniques to manage client relationships and to minimize credit losses due to default, foreclosure or repossession. In certain circumstances, it may be necessary to modify a loan for reasons related to a borrower's financial difficulties, reducing the potential of default. Total debt restructurings are subject to our normal quarterly impairment review which considers, amongst other factors, covenants and/or payment delinquencies. Loan loss provisions are adjusted as appropriate.

In retail lending, forbearance techniques include interest capitalization, amortization amendments and debt consolidations. We have a set of eligibility criteria that allow our Client Account Management team to determine suitable remediation strategies and propose products based on each borrower's situation.

The solutions available to corporate and commercial clients vary based on the individual nature of the client's situation and are undertaken selectively where it has been determined that the client has or is likely to have repayment difficulties servicing its obligations. Covenants often reveal changes in the client's financial situation before there is a change in payment behaviour and typically allow for a right to reprice or accelerate payments. Solutions may be temporary in nature or may involve other special management options.

**Process and control**

The credit approval process is managed by Risk Management and Retail Operations, with all significant credit requests submitted subject to adjudication independent of the originating businesses. Approval authorities are a function of the risk and amount of credit requested. In certain cases, credit requests must be escalated to senior management, the CRO, or to the RMC for approval.

After initial approval, individual credit exposures continue to be monitored. A formal risk assessment is completed at least annually for all risk-rated accounts, including review of assigned ratings. Higher risk-rated accounts are subject to closer monitoring and are reviewed at least quarterly. Collections and specialized loan workout groups handle the day-to-day management of high-risk loans to maximize recoveries.

## Risk measurement

### Exposures subject to IRB approaches

Under the IRB approaches, we are required to categorize exposures to credit risk into broad classes of assets with different underlying risk characteristics. This asset categorization may differ from the presentation in our consolidated financial statements. Under the IRB approaches, credit risk is measured using the following three key risk parameters[1]:

- PD – the probability that the obligor will default within the next 12 months.
- EAD – the estimate of the amount that will be drawn at the time of default.
- LGD – the expected severity of loss as the result of the default, expressed as a percentage of the EAD.

Exposures under the IRB approaches can be further differentiated into two categories, AIRB and FIRB. For portfolios subject to the AIRB approach, PD, LGD and EAD are internal estimates. Certain portfolios are prescribed to use the FIRB approach, where LGD and EAD are regulatory defined parameters. Our credit risk exposures are divided into business and government and retail portfolios. Regulatory models used to measure credit risk exposure under the IRB approach are subject to CIBC's model risk management process.

(1) These parameters differ from those used in the calculation of ECL under IFRS 9. See the "Accounting and control matters" section for further details.

*Business and government portfolios (excluding scored small business) – risk-rating method*

The portfolios comprise exposures to corporate, sovereign, and bank obligors. Our adjudication process and criteria includes assigning an obligor rating that reflects our estimate of the financial strength of the borrower, and a facility rating or LGD rating that reflects the collateral amount and quality applicable to secured exposures, the seniority position of the claim, and the capital structure of the borrower for unsecured exposures.

The obligor rating takes into consideration our financial assessment of the obligor, the industry, and the economic environment of the region in which the obligor operates. Where a guarantee from a third-party exists, both the obligor and the guarantor will be assessed. While our obligor rating is determined independently of external ratings for the obligor, our risk-rating methodology includes a review of those external ratings.

CIBC employs a 20-point master internal obligor default rating scale that broadly maps to external agencies' ratings as presented in the table below.

| Grade | CIBC rating | S&P equivalent | Moody's equivalent |
|---|---|---|---|
| Investment grade | 00–47 | AAA to BBB- | Aaa to Baa3 |
| Non-investment grade | 51–67 | BB+ to B- | Ba1 to B3 |
| Watch list | 70–80 | CCC+ to C | Caa1 to Ca |
| Default | 90 | D | C |

We use quantitative modelling techniques to assist in the development of internal risk-rating systems. The risk-rating systems have been developed through analysis of internal and external credit risk data, supplemented with expert judgment. The risk ratings are used for portfolio management, risk limit setting, product pricing, and in the determination of regulatory and economic capital.

Our credit process is designed to ensure that we approve applications and extend credit only where we believe that our client has the ability to repay according to the agreed terms and conditions.

Our credit framework of policies and limits defines our appetite for exposure to any single name or group of related borrowers, which is a function of the internal risk rating. We generally extend new credit only to borrowers in the investment and non-investment grade categories noted above. Our credit policies are also defined to manage our exposure to concentration in borrowers in any particular industry or region.

In accordance with our process, each obligor is assigned an obligor default rating and the assigned rating is mapped to a PD estimate that represents a long-run average one-year default likelihood. For corporate obligors, PD estimates are calculated using joint maximum likelihood techniques based on our internal default rate history by rating category and longer dated external default rates as a proxy for the credit cycle to arrive at long-run average PD estimates. Estimates drawn from third-party statistical default prediction models are used to supplement the internal default data for some rating bands where internal data is sparse. For small and medium corporate enterprises, PD estimates are developed using only internal default history. For bank and sovereign obligors, PD estimates are derived from an analysis based on external default data sets and supplemented with internal data where possible. We examine several different estimation methodologies and compare results across the different techniques. In addition, we apply the same techniques and estimation methodologies to analogous corporate default data and compare the results for banks and sovereigns to the corporate estimates for each technique. A regulatory floor is applied to PD estimates for corporate and bank obligors.

Each facility is assigned an LGD rating and each assigned rating is mapped to an LGD estimate that considers economic downturn conditions. For corporate obligors subject to the AIRB approach, LGD estimates are primarily derived from internal historical recovery data. Time to resolution is typically one to two years for most corporate obligors, and one to four years in the real estate sector. LGD values are based on discounted post-default cash flows for resolved accounts and include material direct and indirect costs associated with collections. External data is used in some cases to supplement our analysis. Economic downturn periods are identified for each portfolio by examining the history of actual losses, default rates and LGD. For sovereign exposures, LGD estimates are primarily driven by expert judgment supplemented with external data and benchmarks where available. Appropriate adjustments are made to LGD estimates to account for various uncertainties associated with estimation techniques and data limitations, including adjustments for unresolved accounts. For obligors subjected to the FIRB approach, LGD is a regulatory prescribed calculation.

EAD is estimated based on the current exposure to the obligor together with possible future changes in that exposure. For obligors subject to the AIRB approach, internal EAD estimates are driven by factors such as the available undrawn credit commitment amount and the obligor default rating. EAD estimates are primarily based on internal historical loss data supplemented with comparable external data. Economic downturn periods are identified for each portfolio by examining the historical default rates and actual EAD factors. For obligors subjected to the FIRB approach, EAD is a regulatory prescribed calculation.

Appropriate adjustments are made to internal PD, LGD and EAD estimates to account for various uncertainties associated with estimation techniques and data limitations, including adjustments for unresolved accounts (for LGD).

Regulatory capital slotting approach is used for part of our uninsured Canadian commercial mortgage portfolio, which comprises non-residential mortgages and multi-family residential mortgages. These exposures are individually rated on our rating scale using a risk-rating methodology that considers the property's key attributes, which include its loan-to-value (LTV) and debt service ratios, the quality of the property, and the financial strength of the owner/sponsor. All exposures are secured by a lien over the property. In addition, we have insured multi-family residential mortgages, which are not treated under the slotting approach, but are instead treated as sovereign exposures.

*Retail portfolios*

Retail portfolios are characterized by a large number of relatively small exposures. They comprise: real estate secured personal lending (residential mortgages and personal loans and lines secured by residential property); qualifying revolving retail exposures (credit cards, overdrafts and unsecured lines of credit); and other retail exposures (loans secured by non-residential assets, unsecured loans, and scored small business loans).

We use scoring models in the adjudication of new retail credit exposures, which are based on statistical methods of analyzing the unique characteristics of the borrower, to estimate future behaviour. In developing our models, we use internal historical information from previous borrowers, as well as information from external sources, such as credit bureaus. The use of credit scoring models allows for consistent assessment across borrowers. There are specific guidelines in place for each product, and our adjudication decision will take into account the characteristics of the borrower, any guarantors, and the quality and sufficiency of the collateral pledged (if any). The lending process will include documentation of, where appropriate, satisfactory identification, proof of income, independent appraisal of the collateral and registration of security.

Retail portfolios are managed as pools of homogeneous risk exposures, using external credit bureau scores and/or other behavioural assessments to group exposures according to similar credit risk profiles. These pools are established through statistical techniques. Characteristics used to group individual exposures vary by asset category; as a result, the number of pools, their size, and the statistical techniques applied to their management differ accordingly.

The following table maps the PD bands to various risk levels:

| Risk level | PD bands |
|---|---:|
| Exceptionally low | 0.01%–0.20% |
| Very low | 0.21%–0.50% |
| Low | 0.51%–2.00% |
| Medium | 2.01%–10.00% |
| High | 10.01%–99.99% |
| Default | 100% |

For the purposes of the AIRB approach for retail portfolios, additional PD, LGD and EAD segmentation into homogeneous risk exposures is established through statistical techniques. The principal statistical estimation technique is decision trees benchmarked against alternative techniques such as regression and random forests.

Within real estate secured lending, we have two key parameter estimation models: mortgages and real estate secured personal lines of credit. Within qualifying revolving retail, we have three key parameter estimation models: credit cards, overdraft, and unsecured personal lines. A small percentage of credit cards, overdraft, and unsecured line accounts that do not satisfy the requirements for qualifying revolving retail are grouped into other retail parameter models. Within other retail, we have three key parameter models: margin lending, personal loans, and scored small business loans. Each parameter model pools accounts according to characteristics such as: delinquency, current credit bureau score, internal behaviour score, estimated current LTV ratio, account type, account age, utilization, transactor/revolver, outstanding balance, or authorized limit.

PD is estimated as the average default rate over an extended period based on internal historical data, generally for a 5-to-10-year period, which is adjusted using internal historical data on default rates over a longer period or comparable external data that includes a period of stress. A regulatory floor is applied to our PD estimate for all retail exposures with the exception of insured mortgages and government-guaranteed loans. A higher regulatory floor is applied to qualifying revolving transactors.

LGD is estimated based on observed recovery rates over an extended period using internal historical data. In determining our LGD estimate, we exclude any accounts that have not had enough time since default for the substantial majority of expected recovery to occur. This recovery period is product-specific and is typically in the range of 1 to 3 years. Accounts that cure from default and return to good standing are considered to have zero loss. We simulate the loss rate in a significant downturn based on the relationship(s) between LGD and one or more of the following: PD; housing prices, cure rate, and recovery time; or observed LGD in periods with above-average loss rates. We apply appropriate adjustments to address various types of estimation uncertainty including sampling error and trending. A regulatory floor is applied to all real estate secured exposures with the exception of insured mortgages. Higher regulatory floors are applied to unsecured accounts.

EAD for revolving products is estimated as a percentage of the authorized credit limit based on the observed EAD rates over an extended period using historical data. We simulate the EAD rate in a significant downturn based on the relationship(s) between the EAD rate and PD and/or the observed EAD rate in periods with above-average EAD rates. For term loan products, EAD is set equal to the outstanding balance. A regulatory floor is applied to the percentage of the undrawn exposure that is included in EAD.

We apply appropriate adjustments to PD, LGD and EAD to address various types of estimation uncertainty including sampling error and trending.

**Back-testing**

We monitor the three key risk parameters – PD, EAD and LGD – on a quarterly basis for our business and government portfolios and on a monthly basis for our retail portfolios. Every quarter, the back-testing results are reported to OSFI and are presented to the business and Risk Management senior management for review and challenge. For each parameter, we identify any portfolios whose realized values are significantly above or significantly below expectations and then test to see if this deviation is explainable by changes in the economy. If the results indicate that a parameter model may be losing its predictive power, we prioritize that model for review and update.

**Stress testing**

As part of our regular credit portfolio management process, we conduct stress testing and scenario analyses on our portfolio to quantitatively assess the impact of various historical, as well as hypothetical, stressed conditions, versus limits determined in accordance with our risk appetite. Scenarios are selected to test our exposures to specific industries (e.g., oil and gas and real estate), products (e.g., mortgages and cards), or geographic regions (e.g., Europe and the Caribbean). Results from stress testing are a key input into management decision making, including the determination of limits and strategies for managing our credit exposure. See the "Real estate secured personal lending" section for further discussion on our residential mortgage portfolio stress testing.

## Exposure to credit risk

The portfolios are categorized based upon how we manage the business and the associated risks. Gross credit exposure amounts presented in the table below represent our estimate of EAD, which is net of derivative master netting agreements and CVA but is before allowance for credit losses or credit risk mitigation for IRB approaches. Gross credit exposure amounts relating to our business and government portfolios are reduced for collateral held for repo-style transactions, which reflects the EAD value of such collateral. Non-trading equity exposures are not included in the table below as they have been deemed immaterial under the OSFI guidelines, and hence are subject to 100% risk-weighting.

| $ millions, as at October 31 | 2025 | | | 2024 | | |
|---|---|---|---|---|---|---|
| | IRB approach | Standardized approach | Total | IRB approach | Standardized approach | Total |
| **Business and government portfolios** | | | | | | |
| Corporate | | | | | | |
|   Drawn | $ 206,412 | $ 7,218 | $ 213,630 | $ 186,995 | $ 6,717 | $ 193,712 |
|   Undrawn commitments | 58,702 | 969 | 59,671 | 54,122 | 1,005 | 55,127 |
|   Repo-style transactions | 335,746 | – | 335,746 | 308,047 | 1 | 308,048 |
|   Other off-balance sheet | 14,659 | 381 | 15,040 | 13,307 | 331 | 13,638 |
|   OTC derivatives | 13,581 | 136 | 13,717 | 10,970 | 126 | 11,096 |
| | 629,100 | 8,704 | 637,804 | 573,441 | 8,180 | 581,621 |
| Sovereign | | | | | | |
|   Drawn | 188,329 | 8,728 | 197,057 | 187,765 | 7,802 | 195,567 |
|   Undrawn commitments | 8,386 | 297 | 8,683 | 8,101 | 178 | 8,279 |
|   Repo-style transactions | 55,556 | – | 55,556 | 54,661 | – | 54,661 |
|   Other off-balance sheet | 1,906 | 143 | 2,049 | 1,595 | 156 | 1,751 |
|   OTC derivatives | 2,416 | – | 2,416 | 2,545 | – | 2,545 |
| | 256,593 | 9,168 | 265,761 | 254,667 | 8,136 | 262,803 |
| Banks | | | | | | |
|   Drawn | 11,664 | 1,066 | 12,730 | 12,076 | 1,298 | 13,374 |
|   Undrawn commitments | 841 | – | 841 | 555 | – | 555 |
|   Repo-style transactions | 71,881 | – | 71,881 | 45,493 | – | 45,493 |
|   Other off-balance sheet | 3,529 | – | 3,529 | 2,176 | – | 2,176 |
|   OTC derivatives | 6,817 | – | 6,817 | 5,291 | – | 5,291 |
| | 94,732 | 1,066 | 95,798 | 65,591 | 1,298 | 66,889 |
| **Gross business and government portfolios** | 980,425 | 18,938 | 999,363 | 893,699 | 17,614 | 911,313 |
|   Less: collateral held for repo-style transactions | 437,601 | – | 437,601 | 388,767 | – | 388,767 |
| **Net business and government portfolios** | 542,824 | 18,938 | 561,762 | 504,932 | 17,614 | 522,546 |
| **Retail portfolios** | | | | | | |
| Real estate secured personal lending | | | | | | |
|   Drawn | 295,526 | 3,087 | 298,613 | 290,545 | 3,028 | 293,573 |
|   Undrawn commitments | 37,986 | – | 37,986 | 36,393 | 2 | 36,395 |
| | 333,512 | 3,087 | 336,599 | 326,938 | 3,030 | 329,968 |
| Qualifying revolving retail | | | | | | |
|   Drawn | 24,157 | 2,870 | 27,027 | 22,894 | 3,119 | 26,013 |
|   Undrawn commitments | 70,592 | 4,226 | 74,818 | 63,866 | 3,979 | 67,845 |
|   Other off-balance sheet | 451 | 120 | 571 | 411 | 114 | 525 |
| | 95,200 | 7,216 | 102,416 | 87,171 | 7,212 | 94,383 |
| Other retail | | | | | | |
|   Drawn | 15,857 | 873 | 16,730 | 15,199 | 829 | 16,028 |
|   Undrawn commitments | 3,767 | – | 3,767 | 3,430 | 1 | 3,431 |
|   Other off-balance sheet | 7 | – | 7 | 6 | – | 6 |
| | 19,631 | 873 | 20,504 | 18,635 | 830 | 19,465 |
| Small and medium enterprises (SME) retail | | | | | | |
|   Drawn | 2,887 | – | 2,887 | 3,183 | – | 3,183 |
|   Undrawn commitments | 1,143 | – | 1,143 | 1,217 | – | 1,217 |
|   Other off-balance sheet | 25 | – | 25 | 27 | – | 27 |
| | 4,055 | – | 4,055 | 4,427 | – | 4,427 |
| **Total retail portfolios** | 452,398 | 11,176 | 463,574 | 437,171 | 11,072 | 448,243 |
| **Securitization exposures** [1] | 40,180 | 30,105 | 70,285 | 30,901 | 21,251 | 52,152 |
| **Gross credit exposure** [2] | 1,473,003 | 60,219 | 1,533,222 | 1,361,771 | 49,937 | 1,411,708 |
|   Less: collateral held for repo-style transactions | 437,601 | – | 437,601 | 388,767 | – | 388,767 |
| **Net credit exposure** [2] | $ 1,035,402 | $ 60,219 | $ 1,095,621 | $ 973,004 | $ 49,937 | $ 1,022,941 |

(1) OSFI guidelines define a hierarchy of approaches for treating securitization exposures in our banking book. Depending on the underlying characteristics, exposures are eligible for either the SA or the IRB approach. The SEC-ERBA, which is inclusive of SEC-IAA, includes exposures that qualify for the IRB approach, as well as exposures under the SA.

(2) Excludes exposures arising from derivative and repo-style transactions which are cleared through qualified central counterparties (QCCPs) as well as credit risk exposures arising from other assets that are subject to the credit risk framework, including other balance sheet assets which are risk-weighted at 100%, significant investments in the capital of non-financial institutions which are risk-weighted at 1250%, settlement risk, and amounts below the thresholds for deduction which are risk-weighted at 250%. Non-trading equity exposures are also excluded and are subject to a range of risk-weightings dependent on the nature of the security.

**Exposures subject to the standardized approach**

Exposures within CIBC Caribbean, Risk Rated Individuals, Sovereign Wealth funds, Acquired Canadian Costco credit card portfolios, and other small portfolios are subject to the standardized approach. The standardized approach utilizes a set of risk weightings defined by the regulators, as opposed to the more data intensive IRB approach. A detailed breakdown of our net credit risk exposures under the standardized approach by risk-weight category is provided below.

| $ millions, as at October 31 | Risk-weight category | | | | | | | 2025 | 2024 |
|---|---|---|---|---|---|---|---|---|---|
| | 0% | 1–20% | 21–50% | 51–75% | 76–100% | 101–150% | >150% | Total | Total |
| Corporate | $ – | $ – | $ – | $ 9 | $ 8,396 | $ 299 | $ – | $ 8,704 | $ 8,179 |
| Sovereign | 7,248 | 598 | 308 | – | 959 | 56 | – | 9,169 | 8,137 |
| Banks | – | 945 | 39 | – | 30 | 52 | – | 1,066 | 1,298 |
| Real estate secured personal lending | – | 715 | 1,947 | 298 | 119 | 7 | – | 3,086 | 3,030 |
| Other retail | – | 4,143 | – | 3,933 | 12 | 1 | – | 8,089 | 8,042 |
| Total | $ 7,248 | $ 6,401 | $ 2,294 | $ 4,240 | $ 9,516 | $ 415 | $ – | $ 30,114 | $ 28,686 |

We use credit ratings from S&P and Moody's to calculate credit risk RWA for certain exposures under the standardized approach, including securities issued by sovereigns and their central banks (sovereigns), banks and corporates, and deposits with sovereigns and banks. This includes S&P and Moody's issuer-specific credit ratings for securities issued by sovereigns and corporates, the S&P country credit rating for the country of incorporation for securities issued by banks, and deposits with banks, and the S&P country credit rating for deposits with central banks. The RWA calculated using credit ratings from these agencies represents 1.61% of credit risk RWA under the standardized approach.

**Trading credit exposures**

We have trading credit exposure (also called counterparty credit exposure) that arises from our OTC derivatives and our repo-style transactions. The nature of our derivatives exposure and how it is mitigated is further explained in Note 12 to the consolidated financial statements. Our repo-style transactions consist of our securities bought or sold under repurchase agreements, and our securities borrowing and lending activity.

The PD of our counterparties is estimated using models consistent with the models used for our direct lending activity, or as prescribed. Due to the fluctuations in the market values of interest rates, exchange rates, and equity and commodity prices, counterparty credit exposure cannot be quantified with certainty at the inception of the trade. Counterparty credit exposure is estimated using the current fair value of the exposure, plus an estimate of the maximum potential future exposure due to changes in the fair value. Credit risk associated with these counterparties is managed within the same process as our lending business, and for the purposes of credit adjudication, the exposure is aggregated with any exposure arising from our lending business. The majority of our counterparty credit exposure benefits from the credit risk mitigation techniques discussed above, including daily re-margining, and posting of collateral.

We are also exposed to wrong-way risk. Specific wrong-way risk arises when CIBC receives financial collateral issued (or an underlying reference obligation of a transaction is issued) by the counterparty itself, or by a related entity that would be considered to be part of the same common risk group. General wrong-way risk arises when the exposure and/or collateral pledged to CIBC is highly correlated to that of the counterparty. Exposure to wrong-way risk with derivative counterparties is monitored by CMRM. Where we may be exposed to wrong-way risk, our adjudication procedures subject those transactions to a more rigorous approval process. The exposure may be hedged with other derivatives to further mitigate the risk that can arise from these transactions.

Our trading credit exposure also includes CVA risk. We establish a CVA for expected future credit losses from each of our derivative counterparties. The expected future credit loss is a function of our estimates of the PD, the estimated loss in the event of default, and other factors such as risk mitigants. CVA exposure is identified and measured in trading systems and monitored and controlled in our risk systems, including setting limits on risk measures and sensitivities. The Trading Credit Risk Measurement Standards governs the eligibility of credit default swaps for the purposes of hedging both CVA and counterparty credit risk. CVA risk can also be hedged using derivatives of the underlying credit exposures risk factor (e.g. foreign exchange options), and all CVA hedges are monitored for effectiveness on a regular basis, utilizing scenario and profit and loss analysis.

Senior management in CMRM reviews CVA exposures including the capital consumed from the underlying CVA exposures and its hedges on a regular basis. Senior management also approves CVA capital as part of the overall control framework in place, along with the approval of limits on the CVA sensitivities. CVA risk is evaluated independently from the trading desks utilizing market data and parameters that are reviewed and controlled by Risk Management.

**Concentration of exposures**

Concentration of credit risk exists when a number of obligors are engaged in similar activities, or operate in the same geographic areas or industry sectors, and have similar economic characteristics so that their ability to meet contractual obligations is similarly affected by changes in economic, political, or other conditions.

*Geographic distribution*[1][2]

The following table provides a geographic distribution of our business and government exposures under the IRB approach, net of collateral held for repo-style transactions.

| $ millions, as at October 31, 2025 | Canada | U.S. | Europe | Other | Total |
|---|---|---|---|---|---|
| **Drawn** | $ 190,240 | $ 180,725 | $ 21,839 | $ 13,601 | $ 406,405 |
| **Undrawn commitments** | 36,642 | 23,140 | 5,683 | 2,464 | 67,929 |
| **Repo-style transactions** | 6,161 | 9,069 | 4,935 | 5,417 | 25,582 |
| **Other off-balance sheet** | 9,876 | 7,663 | 1,545 | 1,010 | 20,094 |
| **OTC derivatives** | 13,406 | 4,620 | 2,808 | 1,980 | 22,814 |
| **Total** | $ 256,325 | $ 225,217 | $ 36,810 | $ 24,472 | $ 542,824 |
| October 31, 2024 | $ 237,346 | $ 216,408 | $ 27,539 | $ 23,639 | $ 504,932 |

(1) Excludes securitization exposures, and exposures under the SA. Substantially all of our retail exposures under the AIRB approach are based in Canada.
(2) Classification by country is primarily based on domicile of debtor or customer.

*Business and government exposure by industry groups*

The following table provides an industry-wide breakdown of our business and government exposures under the IRB approach, net of collateral held for repo-style transactions.

| $ millions, as at October 31 | Drawn | Undrawn commitments | Repo-style transactions | Other off-balance sheet | OTC derivatives | 2025 Total | 2024 Total |
|---|---|---|---|---|---|---|---|
| Commercial mortgages | $ 9,074 | $ 17 | $ – | $ – | $ – | $ 9,091 | $ 7,832 |
| Financial institutions | 103,109 | 13,497 | 24,028 | 6,875 | 13,079 | 160,588 | 142,612 |
| Retail and wholesale | 13,500 | 4,411 | – | 542 | 354 | 18,807 | 17,844 |
| Business services | 14,084 | 4,079 | 57 | 1,126 | 351 | 19,697 | 19,299 |
| Manufacturing – capital goods | 6,558 | 2,963 | – | 494 | 303 | 10,318 | 8,858 |
| Manufacturing – consumer goods | 7,184 | 2,074 | – | 234 | 175 | 9,667 | 9,281 |
| Real estate and construction | 55,825 | 10,053 | – | 2,333 | 627 | 68,838 | 65,926 |
| Agriculture | 8,938 | 1,489 | – | 74 | 130 | 10,631 | 9,934 |
| Oil and gas | 2,420 | 3,580 | – | 480 | 1,160 | 7,640 | 6,822 |
| Mining | 2,059 | 1,360 | – | 798 | 1,375 | 5,592 | 4,901 |
| Forest products | 722 | 553 | – | 169 | 32 | 1,476 | 1,114 |
| Hardware and software | 6,050 | 2,644 | 114 | 162 | 349 | 9,319 | 7,382 |
| Telecommunications and cable | 3,694 | 746 | – | 258 | 437 | 5,135 | 3,896 |
| Publishing, printing and broadcasting | 492 | 118 | – | 11 | 19 | 640 | 859 |
| Transportation | 7,470 | 3,764 | – | 498 | 521 | 12,253 | 11,664 |
| Utilities | 17,524 | 9,250 | – | 5,238 | 1,643 | 33,655 | 30,628 |
| Education, health and social services | 10,540 | 1,827 | 3 | 281 | 153 | 12,804 | 12,535 |
| Governments | 137,162 | 5,504 | 1,380 | 521 | 2,106 | 146,673 | 143,545 |
| Total | $ 406,405 | $ 67,929 | $ 25,582 | $ 20,094 | $ 22,814 | $ 542,824 | $ 504,932 |

## Credit quality of portfolios

**Credit quality of the retail portfolios**

The following table presents the credit quality of our retail portfolios under the IRB approach.

| $ millions, as at October 31 | | | | | 2025 | 2024 |
|---|---|---|---|---|---|---|
| | EAD | | | | | |
| Risk level | Real estate secured personal lending | Qualifying revolving retail | Other retail | SME retail | Total | Total |
| Exceptionally low | $ 208,494 | $ 57,310 | $ 3,603 | $ 395 | $ 269,802 | $ 264,361 |
| Very low | 73,973 | 11,977 | 3,832 | 869 | 90,651 | 83,228 |
| Low | 32,030 | 15,414 | 7,201 | 1,548 | 56,193 | 55,896 |
| Medium | 16,695 | 7,840 | 3,570 | 990 | 29,095 | 28,540 |
| High | 1,286 | 2,589 | 1,332 | 189 | 5,396 | 4,189 |
| Default | 1,034 | 70 | 93 | 64 | 1,261 | 957 |
| Total | $ 333,512 | $ 95,200 | $ 19,631 | $ 4,055 | $ 452,398 | $ 437,171 |

**Real estate secured personal lending**

Real estate secured personal lending comprises residential mortgages, and personal loans and lines secured by residential property (HELOC). This portfolio is lower risk compared with other retail portfolios, as we have a first charge on the majority of the properties and a second lien on only a small portion of the portfolio. We use the same lending criteria in the adjudication of both first lien and second lien loans.

Under the *Bank Act* (Canada), banks are limited to providing residential real estate loans of no more than 80% of the collateral value. An exception is made for mortgage loans with a higher LTV ratio if they are insured by either CMHC or a private mortgage insurer. Mortgage insurance protects banks from the risk of default by the borrower, over the term of the coverage. Mortgage insurers are subject to regulatory capital requirements, which aim to ensure that they are well capitalized. If a private mortgage insurer becomes insolvent, the Government of Canada has, provided certain conditions are met, obligations in respect of policies underwritten by certain insolvent private mortgage insurers as more fully described in the *Protection of Residential Mortgage or Hypothecary Insurance Act* (PRMHIA). There is a possibility that losses could be incurred in respect of insured mortgages if, among other things, CMHC or the applicable private mortgage insurer denies a claim, or further, if a private mortgage insurer becomes insolvent and either the conditions under the PRMHIA are not met or the Government of Canada denies the claim.

The following disclosures are required by OSFI pursuant to the Guideline B-20 "Residential Mortgage Underwriting Practices and Procedures" (Guideline B-20).

The following table provides details on our residential mortgage and HELOC portfolios:

| $ billions, as at October 31, 2025 | Residential mortgages [1][2] Insured | | Uninsured | | HELOC [3] Uninsured | | Total Insured | | Uninsured | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Ontario** [4] | $ 16.2 | 10 % | $ 138.4 | 90 % | $ 11.3 | 100 % | $ 16.2 | 10 % | $ 149.7 | 90 % |
| **British Columbia and territories** [5] | 5.0 | 10 | 46.1 | 90 | 4.1 | 100 | 5.0 | 9 | 50.2 | 91 |
| **Alberta** | 8.6 | 33 | 17.2 | 67 | 1.8 | 100 | 8.6 | 31 | 19.0 | 69 |
| **Quebec** | 4.9 | 19 | 20.7 | 81 | 1.3 | 100 | 4.9 | 18 | 22.0 | 82 |
| **Central prairie provinces** | 2.3 | 35 | 4.3 | 65 | 0.5 | 100 | 2.3 | 32 | 4.8 | 68 |
| **Atlantic provinces** | 2.3 | 26 | 6.5 | 74 | 0.7 | 100 | 2.3 | 24 | 7.2 | 76 |
| **Canadian portfolio** [6][7] | 39.3 | 14 | 233.2 | 86 | 19.7 | 100 | 39.3 | 13 | 252.9 | 87 |
| **U.S. portfolio** [6] | – | – | 2.8 | 100 | 0.1 | 100 | – | – | 2.9 | 100 |
| **Other international portfolio** [6] | – | – | 3.4 | 100 | – | – | – | – | 3.4 | 100 |
| **Total portfolio** | $ 39.3 | 14 % | $ 239.4 | 86 % | $ 19.8 | 100 % | $ 39.3 | 13 % | $ 259.2 | 87 % |
| October 31, 2024 | $ 42.3 | 15 % | $ 231.4 | 85 % | $ 19.6 | 100 % | $ 42.3 | 14 % | $ 251.0 | 86 % |

(1) Balances reflect principal values.
(2) As at October 31, 2025, our Canadian condominium mortgages were $44.2 billion (2024: $42.0 billion), of which 15% (2024: 16%) were insured.
(3) We did not have any insured HELOCs as at October 31, 2025 and 2024.
(4) Includes $7.0 billion (2024: $7.6 billion) of insured residential mortgages, $85.6 billion (2024: $83.2 billion) of uninsured residential mortgages, and $6.7 billion (2024: $6.5 billion) of HELOCs in the Greater Toronto Area (GTA).
(5) Includes $2.2 billion (2024: $2.4 billion) of insured residential mortgages, $31.3 billion (2024: $30.9 billion) of uninsured residential mortgages, and $2.6 billion (2024: $2.5 billion) of HELOCs in the Greater Vancouver Area (GVA).
(6) Geographic location is based on the address of the property.
(7) 51% (2024: 55%) of insurance on Canadian residential mortgages is provided by CMHC and the remaining by two private Canadian insurers, both rated at least AA (low) by Morningstar DBRS.

The average LTV ratios[1] for our uninsured residential mortgages and HELOCs originated and acquired during the year are provided in the following table:

| For the year ended October 31 | **2025** Residential mortgages | **HELOC** | 2024 Residential mortgages | HELOC |
|---|---|---|---|---|
| Ontario [2] | **66 %** | **67 %** | 66 % | 66 % |
| British Columbia and territories [3] | **63** | **65** | 63 | 63 |
| Alberta | **69** | **72** | 71 | 71 |
| Quebec | **68** | **70** | 68 | 70 |
| Central prairie provinces | **69** | **73** | 70 | 73 |
| Atlantic provinces | **66** | **68** | 66 | 68 |
| Canadian portfolio [4] | **66** | **68** | 66 | 66 |
| U.S. portfolio [4] | **64** | **53** | 66 | n/m |
| Other international portfolio [4] | **68 %** | **n/m** | 72 % | n/m |

(1) LTV ratios for newly originated and acquired residential mortgages and HELOCs are calculated based on weighted average.
(2) Average LTV ratios for our uninsured GTA residential mortgages originated during the year were 66% (2024: 67%).
(3) Average LTV ratios for our uninsured GVA residential mortgages originated during the year were 63% (2024: 62%).
(4) Geographic location is based on the address of the property.
n/m Not meaningful.

The following table provides the average LTV ratios on our total Canadian residential mortgage portfolio:

| | Insured | Uninsured |
|---|---|---|
| **October 31, 2025** [1][2] | **59 %** | **55 %** |
| October 31, 2024 [1][2] | 54 % | 52 % |

(1) LTV ratios for residential mortgages are calculated based on weighted averages. The house price estimates for October 31, 2025 and 2024 are based on the Forward Sortation Area (FSA) level indices from the Teranet – National Bank National Composite House Price Index (Teranet) as of September 30, 2025 and 2024, respectively. Teranet is an independent estimate of the rate of change in Canadian home prices.
(2) Average LTV ratio on our uninsured GTA residential mortgage portfolio was 58% (2024: 53%). Average LTV ratio on our uninsured GVA residential mortgage portfolio was 49% (2024: 45%).

The tables below summarize the remaining amortization profile of our total Canadian, U.S. and other international residential mortgages. The first table provides the remaining amortization periods based on the minimum contractual payment amounts with the assumption that variable rate mortgages renew at payment amounts that maintain the original amortization schedule. The second table summarizes the remaining amortization profile of our total Canadian, U.S. and other international residential mortgages based upon current customer payment amounts.

*Contractual payment basis*

| | 0–5 years | >5–10 years | >10–15 years | >15–20 years | >20–25 years | >25–30 years | >30–35 years | >35 years |
|---|---|---|---|---|---|---|---|---|
| Canadian portfolio | | | | | | | | |
| **October 31, 2025** | **– %** | **1 %** | **2 %** | **13 %** | **41 %** | **43 %** | **– %** | **– %** |
| October 31, 2024 | – % | – % | 2 % | 12 % | 45 % | 41 % | – % | – % |
| U.S. portfolio | | | | | | | | |
| **October 31, 2025** | **– %** | **– %** | **– %** | **3 %** | **29 %** | **68 %** | **– %** | **– %** |
| October 31, 2024 | – % | – % | – % | 2 % | 15 % | 83 % | – % | – % |
| Other international portfolio | | | | | | | | |
| **October 31, 2025** | **9 %** | **12 %** | **21 %** | **21 %** | **22 %** | **14 %** | **1 %** | **– %** |
| October 31, 2024 | 7 % | 12 % | 20 % | 21 % | 23 % | 16 % | 1 % | – % |

*Current customer payment basis*

| | 0–5 years | >5–10 years | >10–15 years | >15–20 years | >20–25 years | >25–30 years | >30–35 years | >35 years [1] |
|---|---|---|---|---|---|---|---|---|
| **Canadian portfolio** | | | | | | | | |
| **October 31, 2025** | **1 %** | **3 %** | **10 %** | **20 %** | **32 %** | **27 %** | **2 %** | **5 %** |
| October 31, 2024 | 1 % | 3 % | 7 % | 17 % | 32 % | 26 % | 3 % | 11 % |
| **U.S. portfolio** | | | | | | | | |
| **October 31, 2025** | **1 %** | **3 %** | **8 %** | **9 %** | **25 %** | **54 %** | **– %** | **– %** |
| October 31, 2024 | 1 % | 3 % | 7 % | 9 % | 14 % | 66 % | – % | – % |
| **Other international portfolio** | | | | | | | | |
| **October 31, 2025** | **9 %** | **13 %** | **20 %** | **21 %** | **22 %** | **14 %** | **1 %** | **– %** |
| October 31, 2024 | 7 % | 12 % | 20 % | 21 % | 23 % | 16 % | 1 % | – % |

(1) Includes variable rate mortgages of $12.8 billion (2024: $28.9 billion), of which nil (2024: $17.6 billion) relates to mortgages in which all of the fixed contractual payments are currently being applied to interest based on the rates in effect at October 31, 2025 and October 31, 2024, respectively, and the terms of the mortgages, with the portion of the contractual interest requirement not met by the payments being added to the principal. Since the amortization profile reflected in this table is based on the current amount of existing contractual payments, it does not reflect that the contractual payment amount is required to be increased at the time of renewal by the amount necessary to reduce the amortization period down to the period in effect at the time the mortgage was originally provided.

The extended amortization profile is driven by variable rate mortgages with elevated levels of interest rates relative to the rates at the time of origination. The elevated levels of interest rates had no impact on the remaining amortization period for fixed rate mortgages, which are assumed to be renewed at the same or a shorter amortization period.

We stress test our mortgage and HELOC portfolios to determine the potential impact of different economic events. Our stress tests can use variables such as unemployment rates, debt service ratios and housing price changes, to model potential outcomes for a given set of circumstances. The stress testing involves variables that could behave differently in certain situations. Our main tests use economic variables in a similar range or more conservative to historical events when Canada experienced economic downturns. Our results show that in an economic downturn, our capital position would be sufficient to absorb mortgage and HELOC losses.

## Credit quality performance

### Impaired loans

The following table provides details of our impaired loans and allowance for credit losses:

| $ millions, as at or for the year ended October 31 | | | **2025** | | | 2024 | |
|---|---|---|---|---|---|---|---|
| | **Business and government loans** | **Consumer loans** | **Total** | Business and government loans | Consumer loans | Total | |
| **Gross impaired loans** | | | | | | | |
| Balance at beginning of year | **$ 1,628** | **$ 1,286** | **$ 2,914** | $ 1,956 | $ 1,034 | $ 2,990 | |
| Classified as impaired during the year | **2,050** | **3,328** | **5,378** | 1,848 | 2,775 | 4,623 | |
| Transferred to performing during the year | **(172)** | **(506)** | **(678)** | (162) | (475) | (637) | |
| Net repayments [1] | **(1,067)** | **(1,037)** | **(2,104)** | (1,139) | (747) | (1,886) | |
| Amounts written off | **(409)** | **(1,467)** | **(1,876)** | (874) | (1,302) | (2,176) | |
| Foreign exchange and other | **1** | **1** | **2** | (1) | 1 | – | |
| Balance at end of year | **$ 2,031** | **$ 1,605** | **$ 3,636** | $ 1,628 | $ 1,286 | $ 2,914 | |
| **Allowance for credit losses – impaired loans** | **$ 491** | **$ 491** | **$ 982** | $ 392 | $ 424 | $ 816 | |
| **Net impaired loans** [2] | | | | | | | |
| Balance at beginning of year | **$ 1,236** | **$ 862** | **$ 2,098** | $ 1,289 | $ 629 | $ 1,918 | |
| Net change in gross impaired | **403** | **319** | **722** | (328) | 252 | (76) | |
| Net change in allowance | **(99)** | **(67)** | **(166)** | 275 | (19) | 256 | |
| Balance at end of year | **$ 1,540** | **$ 1,114** | **$ 2,654** | $ 1,236 | $ 862 | $ 2,098 | |
| Net impaired loans as a percentage of net loans and acceptances | | | **0.45 %** | | | 0.38 % | |

(1) Includes disposal of loans.
(2) Net impaired loans are gross impaired loans net of stage 3 allowance for credit losses.

#### Gross impaired loans

As at October 31, 2025, gross impaired loans were $3,636 million, up $722 million from the prior year, primarily due to increases in the telecommunications and cable, capital goods manufacturing, and business services sectors, as well as the Canadian residential mortgages portfolio, partially offset by decreases in the education, health and social services, and agriculture sectors.

53% of gross impaired loans related to Canada, of which the residential mortgages and personal lending portfolios, as well as the real estate and construction, business services, and retail and wholesale sectors accounted for the majority.

26% of gross impaired loans related to the U.S., of which the real estate and construction, capital goods manufacturing, financial institutions, retail and wholesale, and hardware and software sectors accounted for the majority.

The remaining gross impaired loans related to CIBC Caribbean and Europe, of which the telecommunications and cable sector, residential mortgages and personal lending portfolios, as well as the business services, and real estate and construction sectors accounted for the majority.

See the "Supplementary annual financial information" section for additional details on the geographic distribution and industry classification of impaired loans.

#### Allowance for credit losses – impaired loans

Allowance for credit losses on impaired loans was $982 million, up $166 million from the prior year, primarily due to increases in the telecommunications and cable sector, as well as the Canadian residential mortgages portfolio, partially offset by a decrease in the real estate and construction sector.

## Loans contractually past due but not impaired

The following table provides an aging analysis of loans that are not impaired, where repayment of principal or payment of interest is contractually in arrears. Loans less than 30 days past due are excluded as such loans are not generally indicative of the borrowers' ability to meet their payment obligations.

| $ millions, as at October 31 | 31 to 90 days | Over 90 days | 2025 Total | 2024 Total |
|---|---|---|---|---|
| Residential mortgages | $ 1,239 | $ – | $ 1,239 | $ 1,216 |
| Personal | 251 | – | 251 | 261 |
| Credit card | 259 | 181 | 440 | 392 |
| Business and government | 327 | – | 327 | 226 |
| Total | $ 2,076 | $ 181 | $ 2,257 | $ 2,095 |

During the year, gross interest income that would have been recorded if impaired loans were treated as current was $218 million (2024: $189 million), of which $110 million (2024: $89 million) was in Canada and $108 million (2024: $100 million) was outside Canada. During the year, interest recognized on impaired loans was $138 million (2024: $121 million), and interest recognized on loans before being classified as impaired was $110 million (2024: $126 million), of which $71 million (2024: $77 million) was in Canada and $39 million (2024: $49 million) was outside Canada.

## Exposure to certain countries and regions

The following table provides our exposure to certain countries and regions outside of Canada and the U.S.

Our direct exposures presented in the table below comprise (A) funded – on-balance sheet loans (stated at amortized cost net of stage 3 allowance for credit losses, if any), deposits with banks (stated at amortized cost net of stage 3 allowance for credit losses, if any) and securities (stated at carrying value); (B) unfunded – unutilized credit commitments, letters of credit, and guarantees (stated at notional amount net of stage 3 allowance for credit losses, if any); and (C) derivative MTM receivables (stated at fair value) and repo-style transactions (stated at fair value).

The following table provides a summary of our positions in these regions:

| | Direct exposures | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Funded | | | | Unfunded | | | Derivative MTM receivables and repo-style transactions [1] | | | | | |
| $ millions, as at October 31, 2025 | Corporate | Sovereign | Banks | Total funded (A) | Corporate | Banks | Total unfunded (B) | Corporate | Sovereign | Banks | Net exposure (C) | Total direct exposure (A)+(B)+(C) |
| U.K. | $ 11,560 | $ 1,011 | $ 2,610 | $ 15,181 | $ 10,298 | $ 1,297 | $ 11,595 | $ 390 | $ 57 | $ 595 | $ 1,042 | $ 27,818 |
| Europe excluding U.K. [2] | 10,197 | 2,632 | 9,449 | 22,278 | 7,845 | 2,789 | 10,634 | 453 | 91 | 1,562 | 2,106 | 35,018 |
| Caribbean | 5,676 | 2,382 | 5,169 | 13,227 | 2,420 | 3,623 | 6,043 | 51 | – | 249 | 300 | 19,570 |
| Latin America [3] | 649 | 22 | 30 | 701 | 598 | 1 | 599 | 3 | 61 | – | 64 | 1,364 |
| Asia | 2,834 | 1,668 | 1,826 | 6,328 | 421 | 757 | 1,178 | – | 441 | 1,684 | 2,125 | 9,631 |
| Oceania [4] | 6,083 | 1,235 | 930 | 8,248 | 3,915 | 242 | 4,157 | 33 | 1 | 45 | 79 | 12,484 |
| Other | 189 | – | 27 | 216 | 509 | 1 | 510 | – | – | 4 | 4 | 730 |
| Total [5] | $ 37,188 | $ 8,950 | $ 20,041 | $ 66,179 | $ 26,006 | $ 8,710 | $ 34,716 | $ 930 | $ 651 | $ 4,139 | $ 5,720 | $ 106,615 |
| October 31, 2024 | $ 32,732 | $ 10,255 | $ 14,484 | $ 57,471 | $ 20,602 | $ 6,625 | $ 27,227 | $ 891 | $ 911 | $ 2,607 | $ 4,409 | $ 89,107 |

(1) The amounts shown are net of CVA and collateral. Collateral on derivative MTM receivables was $8.7 billion (2024: $8.3 billion), collateral on repo-style transactions was $160.3 billion (2024: $112.0 billion), and both comprise cash and investment grade debt securities.
(2) Exposures to Russia and Ukraine are de minimis.
(3) Includes Mexico, Central America and South America.
(4) Includes Australia and New Zealand.
(5) Excludes exposure of $6,588 million (2024: $6,419 million) to supranationals (a multinational organization or a political union comprising member nation-states).

## Settlement risk

Settlement risk is the risk that during an agreed concurrent exchange of currency or principal payments, the counterparty will fail to make its payment to CIBC. This risk can arise in general trading activities and from payment and settlement system participation.

Many global settlement systems offer significant risk reduction benefits through complex risk mitigation frameworks. Bilateral payment netting agreements may be put in place to mitigate risk by reducing the aggregate settlement amount between counterparties. Further, we participate in several North American payment and settlement systems, including a global foreign exchange multilateral netting system. We also use financial intermediaries to access some payment and settlement systems, and for certain trades, we may utilize an established clearing house to minimize settlement risk.

Transactions settled outside of payment and settlement systems or clearing houses require approval of credit facilities for counterparties, either as pre-approved settlement risk limits or payment-versus-payment arrangements.

## Securitization activities

We engage in three types of securitization activities: we securitize assets that we originate, we securitize assets originated by third parties and we engage in trading activities related to securitized products.

We securitize assets that we originate, from time to time, for balance sheet management purposes including as a way to support our funding programs as well as to transfer our credit risk. This can be done through traditional securitization where CIBC sells bank-originated assets to special purpose entities and retains the first loss exposures with the remaining credit risk transferred to external investors, or through synthetic securitizations where the underlying assets are not transferred to a special purpose entity. In both instances, if a sufficient level of risk has been transferred to third parties in accordance with OSFI's CAR Guideline and internal standards, we would capitalize the retained part of the exposures, if any, using the securitization framework of OSFI's CAR Guideline.

Securitization activities relating to assets originated by third parties can include the securitization of those assets through ABCP conduits (or similar programs) that we sponsor (including both consolidated and non-consolidated SEs; see the "Off-balance sheet arrangements" section and Note 6 to our consolidated financial statements for additional details), or through direct exposure to a client-sponsored structured entity. Risks associated with securitization exposures to client-originated assets are mitigated through the transaction structure, which includes credit enhancements. For the transactions where we retain credit risk on the exposures that we hold, we earn interest income on these holdings. For the transactions in the non-consolidated ABCP conduits, we are also exposed to liquidity risk associated with the potential inability to roll over maturing ABCP in the market. We earn fee income for the services that we provide to these ABCP conduits.

We are also involved in the trading of asset-backed securities (ABS) and ABCP to earn income in our role as underwriter and market maker. We are exposed to credit and market risk on the securities that we hold in inventory on a temporary basis until such securities are sold to an investor.

Capital requirements for exposures arising from securitization activities are determined using one of the following approaches: SEC-IRBA, SEC-ERBA, SEC-IAA, or SEC-SA.

The SEC-IAA process relies on internal risk ratings and is utilized for securitization exposures relating to ABCP conduits when external ratings are not available for the securitization exposures but the ABCP itself is externally rated. The internal assessment process involves an evaluation of a number of factors, including, but not limited to, pool characteristics, including asset eligibility criteria and concentration limits, transaction triggers, the asset seller's risk profile, servicing capabilities, and cash flow stress testing. Cash flows are stress-tested based on historical asset performance using our internal cash flow stress testing models by asset type. These models are subject to our model risk mitigation policies and are independently reviewed by the Model Validation team in Risk Management. The stress test factors used to determine the transaction risk profile and required credit enhancement levels are tailored for each asset type and transaction based on the assessment of the factors described above and are done in accordance with our internal risk rating methodologies and guidelines. Internal risk ratings are mapped to equivalent external ratings of external credit assessment institutions (Morningstar DBRS, Fitch, Moody's and S&P) and are used to determine the appropriate risk weights for capital purposes. Securitization exposures and underlying asset performance are monitored on an ongoing basis. Risk Management serves as a second line of defence providing independent oversight regarding risk rating assumptions and adjudicating on the assignment of the internal risk ratings. SEC-IAA applies to various consumer and corporate/commercial asset types in our ABCP conduits including, but not limited to, auto loans and leases, consumer loans, credit cards, equipment loans and leases, fleet lease receivables, franchise loans, residential mortgages and residential rental equipment.

Internal risk ratings determined for securitization exposures are also used in the estimation of ECL as required under IFRS 9, determining economic capital, and for setting risk limits.

# Market risk

Market risk is the risk of economic and/or financial loss in our trading and non-trading portfolios from adverse changes in underlying market factors, including interest rates, foreign exchange rates, equity market prices, commodity prices, credit spreads, and customer behaviour for retail products. Market risk arises in CIBC's trading and treasury activities, and encompasses all market-related positioning and market-making activity.

The trading portfolio consists of positions in financial instruments and commodities held to meet the near-term needs of our clients.

The non-trading portfolio consists of positions in various currencies that are related to ALM and investment activities.

## Governance and management

Market risk is managed through the three lines of defence model. The first line of defence comprises frontline businesses and governance groups that are responsible for managing the market risk associated with their activities.

The second line of defence is Risk Management, which has a dedicated market risk manager for each trading business, supplemented by regional risk managers located in all of our major trading centres, facilitating comprehensive risk coverage, including the measurement, monitoring and control of market risk.

Internal audit is the third line of defence providing reasonable assurance to senior management and the Audit Committee of the Board on the effectiveness of CIBC's governance practices, risk management processes, and internal control as part of its risk-based audit plan and in accordance with its mandate as described in the Internal Audit Charter.

Senior management reports material risk matters to the GRC and RMC at least quarterly, including material transactions, limit compliance, and portfolio trends.

To ensure that our market risk exposure stays within our risk appetite, we use cash and derivative instruments transactions to hedge our market risk. In certain situations, we may hedge interest rates, credit spread, equity, foreign exchange and commodity risks in non-trading books with trading desks using Internal Risk Transfers (IRT). These IRTs are conducted directly between the non-trading and trading portfolio via IRT desks that have been approved by OSFI. Senior management governs these transactions to ensure they comply with OSFI's CAR Guidelines on an ongoing basis, with the majority of IRTs being interest rate swaps.

Position and portfolio management is also subject to inventory monitoring via regular reporting and analysis, identifying where portfolios are not turning over on a regular basis, which includes stale positions.

## Policies

We have comprehensive policies for the management of market risk. These policies are related to the identification and measurement of various types of market risk, their inclusion in the trading portfolio, and the establishment of limits within which we monitor, manage and report our overall exposures. Our policies also outline the requirements for the construction of valuation models, model review and validation, independent checking of the valuation of positions, the establishment of valuation adjustments, and alignment with accounting policies including MTM and mark-to-model methodologies. Under the Basel III reforms for market risk, commonly known as the FRTB, we have our Risk Trading Book / Banking Book Boundary Procedures and Internal Risk Transfer Trading Procedures, which govern the classification of trading activity and set restrictions on trades crossing the trading book banking book boundary. There are currently no deviations from the presumptive list of instrument classifications, and over the past year, there have been no trading desks that have crossed the boundary.

Trading desk strategies, including hedging strategies, are part of the trading desks operating model and included in each desk's policies and procedures. The use of VaR, stress testing, and profit and loss monitoring also help identify and monitor the effectiveness of their trading strategies, including hedging performance, and fall under the Trading Credit Risk and Market Risk Management Policies and their supporting standards.

## Market risk limits

We have risk tolerance levels, expressed in terms of statistically based VaR measures, potential stress losses, and notional or other limits as appropriate. We use a multi-tiered approach to set limits on the amounts of risk that we can assume in our trading and non-trading activities, as follows:
- Board limits control consolidated market risk;
- Management limits control market risk for CIBC overall and are lower than the Board limits to allow for a buffer in the event of extreme market moves and/or extraordinary client needs;
- Tier 2 limits control market risk at the business unit level; and
- Tier 3 limits control market risk at the sub-business unit or desk level.

Management limits are established by the CRO, consistent with the risk appetite statement approved by the Board. Tier 2 and Tier 3 limits are approved at levels of management commensurate with the risk assumed.

## Process and control

Market risk exposures are monitored daily against approved risk limits, and processes are in place to monitor that only authorized activities are undertaken. We generate daily risk and limit-monitoring reports including intraday limit monitoring for active trading desks, based on the previous day's positions. Summary market risk and limit compliance reports are produced and reviewed periodically with the GRC and RMC.

## Risk measurement

We use the following measures for market risk:
- VaR enables the meaningful estimation of potential for losses in different businesses and asset classes. VaR is determined by the coherent modelling of VaR for each of interest rate, credit spread, equity, foreign exchange, and commodity, along with the portfolio effect arising from the interrelationship of the different risks (diversification effect):
  - Interest rate risk measures the impact of changes in interest rates and volatilities on cash instruments and derivatives.
  - Credit spread risk measures the impact of changes in credit spreads of provincial, municipal and agency bonds, sovereign bonds, corporate bonds, securitized products, and credit derivatives such as credit default swaps.
  - Equity risk measures the impact of changes in equity prices and volatilities.
  - Foreign exchange risk measures the impact of changes in foreign exchange rates and volatilities.
  - Commodity risk measures the impact of changes in commodity prices and volatilities, including the basis between related commodities.
  - Diversification effect reflects the risk reduction achieved across various financial instrument types, asset class, currencies, and regions. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time.

- Price, rate and volatility sensitivities measure the change in value of a portfolio in response to a small change in a given underlying market factor, so that component risks may be examined in isolation, and the portfolio rebalanced or hedged accordingly to achieve a desired exposure.
- Stressed VaR enables the meaningful estimation of the risks in different businesses and asset classes under stressful conditions. Changes to rates, prices, volatilities, and spreads over a 10-day horizon from a stressful historical period are applied to current positions to determine stressed VaR.
- Back-testing validates the effectiveness of risk measurement through analysis of observed and theoretical profit and loss outcomes.
- Stress testing and scenario analysis provide insight into portfolio behaviour under extreme circumstances.
- Market risk capital is calculated under the standardized approach, including a default risk charge and the residual risk add-on, which is a charge for risk factors not captured well under the sensitivities based method.

The following table provides balances on the consolidated balance sheet that are subject to market risk. Certain differences between accounting and risk classifications are detailed in the footnotes below:

| $ millions, as at October 31 | | 2025 | | | | 2024 | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | | Subject to market risk | | | | Subject to market risk | | | |
| | Consolidated balance sheet | Trading | Non-trading | Not subject to market risk | Consolidated balance sheet | Trading | Non-trading | Not subject to market risk | Non-traded risk primary risk sensitivity |
| Cash and non-interest-bearing deposits with banks | $ 12,379 | $ – | $ 3,138 | $ 9,241 | $ 8,565 | $ – | $ 3,328 | $ 5,237 | Foreign exchange |
| Interest-bearing deposits with banks | 31,624 | – | 31,624 | – | 39,499 | – | 39,499 | – | Interest rate |
| Securities | 283,235 | 123,157 | 160,078 | – | 254,345 | 100,969 | 153,376 | – | Interest rate, equity |
| Cash collateral on securities borrowed | 21,697 | – | 21,697 | – | 17,028 | – | 17,028 | – | Interest rate |
| Securities purchased under resale agreements | 86,695 | 17,651 | 69,044 | – | 83,721 | 24,977 | 58,744 | – | Interest rate |
| Loans | | | | | | | | | |
| Residential mortgages | 287,033 | – | 287,033 | – | 280,672 | – | 280,672 | – | Interest rate |
| Personal | 47,866 | – | 47,866 | – | 46,681 | – | 46,681 | – | Interest rate |
| Credit card | 21,581 | – | 21,581 | – | 20,551 | – | 20,551 | – | Interest rate |
| Business and government [1] | 237,416 | 443 | 236,973 | – | 214,305 | 101 | 214,204 | – | Interest rate |
| Allowance for credit losses | (4,392) | – | (4,392) | – | (3,917) | – | (3,917) | – | Interest rate |
| Derivative instruments | 38,352 | 34,030 | 4,322 | – | 36,435 | 33,482 | 2,953 | – | Interest rate, foreign exchange |
| Other assets | 53,452 | 7,684 | 27,556 | 18,212 | 44,100 | 3,132 | 26,055 | 14,913 | Interest rate, equity, foreign exchange |
| **Total assets** | **$ 1,116,938** | **$ 182,965** | **$ 906,520** | **$ 27,453** | $ 1,041,985 | $ 162,661 | $ 859,174 | $ 20,150 | |
| Deposits | $ 808,124 | $ 30,543 [2] | $ 710,110 | $ 67,471 | $ 764,857 | $ 28,041 [2] | $ 673,215 | $ 63,601 | Interest rate |
| Obligations related to securities sold short | 24,244 | 24,101 | 143 | – | 21,642 | 21,425 | 217 | – | Interest rate |
| Cash collateral on securities lent | 6,031 | – | 6,031 | – | 7,997 | – | 7,997 | – | Interest rate |
| Obligations related to securities sold under repurchase agreements | 130,042 | – | 130,042 | – | 110,153 | – | 110,153 | – | Interest rate |
| Derivative instruments | 41,411 | 40,236 | 1,175 | – | 40,654 | 39,115 | 1,539 | – | Interest rate, foreign exchange |
| Other liabilities [1] | 34,854 | 4,032 | 16,854 | 13,968 | 30,210 | 3,261 | 13,808 | 13,141 | Interest rate |
| Subordinated indebtedness | 7,819 | – | 7,819 | – | 7,465 | – | 7,465 | – | Interest rate |
| **Total liabilities** | **$ 1,052,525** | **$ 98,912** | **$ 872,174** | **$ 81,439** | $ 982,978 | $ 91,842 | $ 814,394 | $ 76,742 | |

(1) Includes customers' liability under acceptances of $10 million (2024: $6 million) in business and government loans and acceptances of $10 million (2024: $6 million) in other liabilities. Prior year amounts have been revised to conform to the presentation adopted in 2025.
(2) Comprises FVO deposits which are considered trading for market risk purposes, including certain deposit notes that have equity risk exposures and are economically hedged by trading books.

### Trading activities

We hold positions in traded financial contracts to meet client investment and risk management needs. Trading revenue (net interest income and non-interest income) is generated from these transactions. Trading instruments are recorded at fair value and include debt and equity securities, as well as interest rate, foreign exchange, equity, commodity, and credit derivative products.

#### Value-at-risk

Our VaR methodology is a statistical technique that measures the potential overnight loss at a 99% confidence level. We use a full revaluation historical simulation methodology to compute VaR and other risk measures.

Although a valuable guide to risk, VaR should always be viewed in the context of its limitations. For example:
- The use of historical data for estimating future events will not encompass all potential events, particularly those that are extreme in nature.
- The use of a one-day holding period assumes that all positions can be liquidated, or the risks offset in one day. This may not fully reflect the market risk arising at times of severe illiquidity, when a one-day period may be insufficient to liquidate or hedge all positions fully.
- The use of a 99% confidence level does not take into account losses that might occur beyond this level of confidence.
- VaR is calculated on the basis of exposures outstanding at the close of business and assumes no management action to mitigate losses.

The VaR table below presents market risks by type of risk and in aggregate. The risks are interrelated and the diversification effect reflects the reduction of risk due to portfolio effects among the trading positions. Our trading risk exposures to interest rates and credit spreads arise from activities in the global debt and derivative markets, particularly from transactions in the Canadian, U.S. and European markets. The primary instruments are government and corporate debt, and interest rate derivatives. The majority of the trading exposure to foreign exchange risk arises from transactions involving the Canadian dollar, U.S. dollar, Euro, Pound sterling, Australian dollar, Chinese yuan and Japanese yen, whereas the primary risks of losses in equities are in the U.S., Canadian and European markets. Trading exposure to commodities arises primarily from transactions involving North American natural gas, crude oil products, and precious metals.

| $ millions, as at or for the year ended October 31 | | | | **2025** | | | | 2024 |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | **High** | **Low** | **As at** | **Average** | High | Low | As at | Average |
| Interest rate risk | $ **14.2** | $ **4.1** | $ **11.8** | $ **7.9** | $ 18.7 | $ 4.6 | $ 6.3 | $ 9.2 |
| Credit spread risk | **2.9** | **1.0** | **1.5** | **1.7** | 3.8 | 1.6 | 1.9 | 2.4 |
| Equity risk | **15.9** | **5.0** | **5.0** | **9.2** | 8.4 | 4.5 | 6.9 | 6.0 |
| Foreign exchange risk | **3.6** | **0.5** | **0.7** | **1.1** | 7.3 | 0.5 | 0.6 | 1.3 |
| Commodity risk | **9.0** | **1.1** | **2.5** | **3.3** | 5.2 | 1.2 | 1.2 | 2.8 |
| Diversification effect [1] | **n/m** | **n/m** | **(12.2)** | **(11.8)** | n/m | n/m | (9.4) | (10.7) |
| Total VaR (one-day measure) | $ **16.1** | $ **6.6** | $ **9.3** | $ **11.4** | $ 18.8 | $ 5.8 | $ 7.5 | $ 11.0 |

(1) Total VaR is less than the sum of the VaR of the different market risk types resulting from a portfolio diversification effect.
n/m Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Average total VaR for the year ended October 31, 2025 was up $0.4 million from the prior year, driven primarily by changes in the equity derivatives portfolios.

**Back-testing**

To determine the reliability of the trading VaR model, outcomes are monitored regularly through a back-testing process to test the validity of the assumptions and the parameters used in the trading VaR calculation. The back-testing process includes calculating a hypothetical or static profit and loss and comparing that result with calculated VaR. Static profit and loss represents the change in value of the prior day's closing portfolio due to each day's price movements, on the assumption that the portfolio remained unchanged. The back-testing process is conducted on a daily basis at the consolidated CIBC level as well as business lines and individual portfolios.

Static profit and loss in excess of the one-day VaR are investigated. The back-testing process, including the investigation of results, is performed by risk professionals who are independent of those responsible for development of the model.

Based on our back-testing results, we are able to ensure that our VaR model continues to appropriately measure risk.

During the year, there were two negative back-testing breaches of the total VaR measure at the consolidated CIBC level, occurring on May 12 and May 16. These breaches were primarily driven by heightened volatility in the equity and foreign exchange markets following the U.S.-China trade uncertainty.

**Trading revenue**

Trading revenue comprises both trading net interest income and non-interest income and excludes underwriting fees and commissions. See the "Financial performance overview" section for details.

During the year, trading revenue was positive for 100% of the days, with the largest gain of $31.5 million occurring on January 2, 2025, arising from our fixed income and equity derivatives trading desks. Average daily trading revenue was $10.8 million during the year, compared to $8.6 million during the previous year, primarily due to higher trading revenue in Capital markets. Average daily trading revenue is calculated as the total trading revenue divided by the number of business days in the year.

*Frequency distribution of daily 2025 trading revenue*
The histogram below presents the frequency distribution of daily trading revenue for 2025.



*Trading revenue versus VaR*

The trading revenue versus VaR graph below shows the current year's daily trading revenue against the close of business day VaR measures.



## Stress testing and scenario analysis

Stress testing and scenario analysis are designed to add insight into possible outcomes of abnormal market conditions, and to highlight possible concentration of risk within our portfolio.

We measure portfolio valuations under a wide range of extreme moves in market risk factors. Our approach simulates the impact on earnings of extreme market events over varying time horizons. Furthermore, in most cases, the scenarios do not consider risk-mitigating actions to better reflect the reduced market liquidity that typically accompanies such events.

Scenarios are developed by utilizing historical market data sourced from periods of market disruption, or are based on hypothetical impacts of economic events, political events, and natural disasters as hypothesized by economists, business leaders, and risk managers.

Our hypothetical scenarios encompass potential market crises across geographies and are informed from current themes in geopolitics, central bank action and various other macro themes.

Stress testing scenarios are periodically reviewed and amended as necessary to ensure they remain relevant. Under stress limit monitoring, limits are placed on the maximum acceptable loss based on risk appetite in aggregate, at the detailed portfolio level, and for specific asset classes.

## Non-trading activities

### Structural interest rate risk (SIRR)

SIRR primarily consists of the risk arising due to mismatches in the timing of the repricing of assets and liabilities, which do not arise from trading and trading-related businesses. The objective of SIRR management is to lock in product spreads and deliver stable and predictable net interest income over time, while managing the risk to the economic value of our assets arising from changes in interest rates.

SIRR results from differences in the maturities or repricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products, and other product features that could affect the expected timing of cash flows, such as options to pre-pay loans or redeem term deposits prior to contractual maturity. A number of assumptions affecting cash flows, product repricing and the administration of rates underlie the models used to measure SIRR. The key assumptions pertain to the expected funding profile of mortgage rate commitments, fixed rate loan prepayment behaviour, term deposit redemption behaviour, the treatment of non-maturity deposits and equity. Assumptions rely on empirical data, based on historical client behaviour, balance sheet composition and product pricing with the consideration of possible forward-looking changes. All models and assumptions used to measure SIRR are subject to independent oversight by Risk Management. A variety of cash instruments and derivatives, primarily interest rate swaps, are used to manage these risks.

The Board has oversight of the management of SIRR, approves the risk appetite and the associated SIRR risk limits. GALCO and its subcommittee, the Asset Liability Management Committee, regularly review structural market risk positions and provide senior management oversight.

In addition to Board-approved limits on earnings and economic value exposure, more granular management limits are in place to guide day-to-day management of this risk. The ALM group within Treasury is responsible for the ongoing modelling of structural market risk across the enterprise, with independent oversight and compliance with SIRR policy provided by Risk Management.

ALM activities are designed to manage the effects of potential interest rate movements while balancing the cost of any hedging activities on current net revenue. To monitor and control SIRR, two primary metrics, net interest income (NII) risk and economic value of equity (EVE) risk, are assessed, in addition to stress testing, gap analysis and other market risk metrics. The net interest income sensitivity is a measure of the impact of potential changes in interest rates on the projected 12-month pre-tax net interest income of the bank's portfolio of assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements with interest rates floored at zero. The EVE sensitivity is a measure of the impact of potential changes in interest rates on the market value of the bank's assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements with interest rates floored at zero.

The following table shows the potential before-tax impact of an immediate and sustained 100 basis point increase and 100 basis point decrease in interest rates on projected 12-month NII and the EVE for our structural balance sheet, assuming no subsequent hedging management actions or changes in business mix or changes in product margins.

**Structural interest rate sensitivity – measures**

| $ millions (pre-tax), as at October 31 | **2025** | | | 2024 | | |
| --- | --- | --- | --- | --- | --- | --- |
| | **CAD** [1] | **USD** | **Total** | CAD [1] | USD | Total |
| **100 basis point increase in interest rates** | | | | | | |
| Increase (decrease) in net interest income | $ **137** | $ **26** | $ **163** | $ 159 | $ 45 | $ 204 |
| Increase (decrease) in EVE | **(1,168)** | **(510)** | **(1,678)** | (956) | (400) | (1,356) |
| **100 basis point decrease in interest rates** | | | | | | |
| Increase (decrease) in net interest income | **(220)** | **(29)** | **(249)** | (193) | (49) | (242) |
| Increase (decrease) in EVE | **1,025** | **500** | **1,525** | 829 | 408 | 1,237 |

(1) Includes CAD and other currency exposures.

### Foreign exchange risk

Structural foreign exchange risk primarily consists of the risk inherent in: (a) net investments in foreign operations (NIFO) due to changes in foreign exchange rates; and (b) foreign currency denominated RWA and foreign currency denominated capital deductions. This risk, predominantly in U.S. dollars, is managed using derivative hedges and by funding the investments in matching currencies. We actively manage this position to ensure that the potential impact on our capital ratios is within an acceptable tolerance in accordance with the policy approved by the CRO, while giving consideration to the impact on earnings and shareholders' equity. Structural foreign exchange risk is managed by Treasury under the guidance of GALCO with monitoring and oversight by Risk Management.

A 1% appreciation of the Canadian dollar would reduce our shareholders' equity as at October 31, 2025 by approximately $224 million (2024: $198 million) on an after-tax basis.

Our non-functional currency denominated earnings are converted into the functional currencies through spot or forward foreign exchange transactions. Typically, there is no significant impact of exchange rate fluctuations on our consolidated statement of income.

### Derivatives held for ALM purposes

Where derivatives are held for ALM purposes, and when transactions meet the criteria specified under IFRS, we apply hedge accounting for the risks being hedged, as discussed in Notes 1, 12 and 13 to the consolidated financial statements. Derivative hedges that do not qualify for hedge accounting treatment are referred to as economic hedges and are recorded at fair value on the consolidated balance sheet with changes in fair value recognized in the consolidated statement of income.

Economic hedges for other than FVO financial instruments may lead to income volatility because the hedged items are recorded either on a cost or amortized cost basis or recorded at fair value on the consolidated balance sheet with changes in fair value recognized through other comprehensive income (OCI). This accounting income volatility may not be representative of the overall economic risk.

### Equity risk

Non-trading equity risk arises primarily in our strategy and corporate development activities and strategic investments portfolio. The investments comprise public and private equities, investments in limited partnerships, and equity-accounted investments.

The following table provides the amortized cost and fair values of our non-trading equities:

| $ millions, as at October 31 | | Cost | Fair value |
| --- | --- | --- | --- |
| **2025** | **Equity securities designated at FVOCI** | $ **979** | $ **1,020** |
| | **Equity-accounted investments in associates** [1] | **144** | **291** |
| | **Total** | $ **1,123** | $ **1,311** |
| 2024 | Equity securities designated at FVOCI | $ 653 | $ 672 |
| | Equity-accounted investments in associates [1] | 145 | 253 |
| | Total | $ 798 | $ 925 |

(1) Excludes our equity-accounted joint ventures. See Note 24 to the consolidated financial statements for further details.

### Pension risk

We sponsor defined benefit pension plans in a number of jurisdictions. As at October 31, 2025, our consolidated defined benefit pension plans were in a net asset position of $1,641 million, compared with $1,337 million as at October 31, 2024. The change in the net asset position of our pension plans is disclosed in Note 17 to the consolidated financial statements.

Our Canadian pension plans represent approximately 92% of our pension plans, the most significant of which is our principal Canadian pension plan (the CIBC Pension Plan). The estimated impact on our Canadian defined benefit obligations of a 100 basis point change in the discount rate is disclosed in Note 17 to the consolidated financial statements.

The MRCC is responsible for sound governance and oversight, and delegates management authority to the Pension Benefits Management Committee (PBMC). An appropriate investment strategy for the CIBC Pension Plan is set through a statement of investment objectives, policies and procedures.

Within Treasury, the Pension Investment Management department is responsible for developing and implementing custom investment strategies to sustainably deliver pension benefits within manageable risk tolerances and capital impacts. Key risks include actuarial risks (such as longevity risk), interest rate risk, currency risk, and market (investment) risk.

A principal risk for the CIBC Pension Plan is interest rate risk, which it manages through its liability-driven investment strategy which includes a combination of physical bonds and a bond overlay program funded through the use of repurchase agreements. The plan also operates a currency overlay strategy, which may use forwards or similar instruments, to manage and mitigate its currency risk. Investment risk is mitigated through a multi-asset portfolio construction process that diversifies across a variety of market risk drivers.

The use of derivatives within the CIBC Pension Plan are permitted for risk management and rebalancing purposes, as well as the ability to enhance returns and are governed by the plan's derivatives policy.

## Liquidity risk

Liquidity risk is the risk of having insufficient cash or its equivalent in a timely and cost-effective manner to meet financial obligations as they come due. Common sources of liquidity risk inherent in banking services include unanticipated withdrawals of deposits, the inability to replace maturing debt, credit and liquidity commitments, and additional pledging or other collateral requirements.

Our approach to liquidity risk management supports our business strategy, aligns with our risk appetite and adheres to regulatory expectations.

Our management strategies, objectives and practices are regularly reviewed to align with changes to the liquidity environment, including regulatory, business and/or market developments. Liquidity risk remains within CIBC's risk appetite.

### Governance and management

We manage liquidity risk in a manner that enables us to withstand a liquidity stress event without an adverse impact on the viability of our operations. Actual and anticipated cash flows generated from on- and off-balance sheet exposures are routinely measured and monitored to ensure compliance with established limits. We incorporate stress testing into the management and measurement of liquidity risk. Stress test results assist with the development of our liquidity assumptions, identification of potential constraints to funding planning, and contribute to the design of our contingency funding plan.

Liquidity risk is managed using the three lines of defence model, and the ongoing management of liquidity risk is the responsibility of the Treasurer, supported by guidance from GALCO.

The Treasurer is responsible for managing the activities and processes required for measurement and the reporting and monitoring of CIBC's liquidity risk position as the first line of defence.

The Liquidity and Non-Trading Market Risk group provides independent oversight of the measurement, monitoring and control of liquidity risk, as the second line of defence.

Internal audit is the third line of defence providing reasonable assurance to senior management and the Audit Committee of the Board on the effectiveness of CIBC's governance practices, risk management processes, and internal control as part of its risk-based audit plan and in accordance with its mandate as described in the Internal Audit Charter.

The GALCO governs CIBC's liquidity risk management, ensuring the liquidity risk management methodologies, assumptions, and key metrics are regularly reviewed and aligned with CIBC's requirements. The Liquidity Risk Management Committee, a subcommittee of GALCO, monitors global liquidity risk and is responsible for ensuring that CIBC's liquidity risk profile is comprehensively measured and managed in alignment with CIBC's strategic direction, risk appetite and regulatory requirements.

The RMC provides governance through bi-annual review of CIBC's liquidity risk management policy, and recommends liquidity risk tolerance to the Board through the risk appetite statement which is reviewed annually.

### Policies

Our liquidity risk management policy establishes requirements that enable us to meet anticipated liquidity needs in both normal and stressed conditions by maintaining a sufficient amount of available unencumbered liquid assets and diversified funding sources. Branches and subsidiaries possessing unique liquidity characteristics, due to distinct businesses or jurisdictional requirements, maintain local liquidity practices in alignment with CIBC's liquidity risk management policy.

Our pledging policy sets out consolidated limits for the pledging of CIBC's assets across a broad range of financial activities. These limits ensure unencumbered liquid assets are available for liquidity purposes.

We maintain a detailed global contingency funding plan that sets out the strategies for addressing liquidity shortfalls in emergency and unexpected situations, and delineates the requirements necessary to manage a range of stress conditions, establishes lines of responsibility, articulates implementation, defines escalation procedures, and is aligned to CIBC's risk appetite. In order to reflect CIBC's organizational complexity, regional and subsidiary contingency funding plans are maintained to respond to liquidity stresses unique to the jurisdictions within which CIBC operates, and support CIBC as an enterprise.

### Risk measurement

Our liquidity risk tolerance is defined by our risk appetite statement, which is approved annually by the Board, and forms the basis for the delegation of liquidity risk authority to senior management. We use both regulatory-driven and internally developed liquidity risk metrics to measure our liquidity risk exposure. Internally, our liquidity position is measured using the Liquidity Horizon, which combines contractual and behavioural cash flows to measure the future point in time when projected cumulative cash outflows exceed cash inflows under a combined CIBC-specific and market-wide stress scenario. Expected and potential anticipated inflows and outflows of funds generated from on- and off-balance sheet exposures are measured and monitored on a regular basis to ensure compliance with established limits. These cash flows incorporate both contractual and behavioural on- and off-balance sheet cash flows.

Our liquidity measurement system provides liquidity risk exposure reports that include the calculation of the internal liquidity stress tests and regulatory reporting such as the LCR, NSFR and net cumulative cash flow (NCCF). Our liquidity management also incorporates the monitoring of our unsecured wholesale funding position and funding capacity.

#### Risk appetite

CIBC's risk appetite statement ensures prudent management of liquidity risk by outlining qualitative considerations and quantitative metrics including the LCR and Liquidity Horizon. Quantitative metrics are measured and managed to a set of limits approved by Risk Management.

#### Stress testing

A key component of our liquidity risk management, and complementing our assessments of liquidity risk exposure, is liquidity risk stress testing. Liquidity stress testing involves the application of name-specific and market-wide stress scenarios at varying levels of severity to assess the amount of available liquidity required to satisfy anticipated obligations as they come due. The scenarios model potential liquidity and funding requirements in the event of changes to unsecured wholesale funding and deposit run-off, contingent liquidity utilization, and liquid asset marketability.

## Liquid assets

Available liquid assets include unencumbered cash and marketable securities from on- and off-balance sheet sources, that can be used to access funding in a timely fashion. Encumbered liquid assets, composed of assets pledged as collateral and those assets that are deemed restricted due to legal, operational, or other purposes, are not considered as sources of available liquidity when measuring liquidity risk. The asset mix is supported by concentration monitoring on issuers, tenors and product types to ensure that bank-wide liquid asset portfolios contain a mix of assets that have appropriate liquidity, including in times of stress.

Encumbered and unencumbered liquid assets from on- and off-balance sheet sources are summarized as follows:

| $ millions, as at October 31 | Bank owned liquid assets | Securities received as collateral | Total liquid assets | Encumbered liquid assets | Unencumbered liquid assets [1] |
|---|---|---|---|---|---|
| **2025 Cash and deposits with banks** | **$ 44,003** | **$ –** | **$ 44,003** | **$ 285** | **$ 43,718** |
| **Securities issued or guaranteed by sovereigns, central banks, and multilateral development banks** | **188,603** | **119,484** | **308,087** | **167,774** | **140,313** |
| **Other debt securities** | **7,273** | **14,675** | **21,948** | **11,065** | **10,883** |
| **Equities** | **72,778** | **44,189** | **116,967** | **76,927** | **40,040** |
| **Canadian government guaranteed National Housing Act mortgage-backed securities** | **31,690** | **4,053** | **35,743** | **23,275** | **12,468** |
| **Other liquid assets [2]** | **20,834** | **4,616** | **25,450** | **10,708** | **14,742** |
| **Total** | **$ 365,181** | **$ 187,017** | **$ 552,198** | **$ 290,034** | **$ 262,164** |
| 2024 Cash and deposits with banks | $ 48,064 | $ – | $ 48,064 | $ 560 | $ 47,504 |
| Securities issued or guaranteed by sovereigns, central banks, and multilateral development banks | 178,324 | 108,499 | 286,823 | 146,992 | 139,831 |
| Other debt securities | 6,093 | 11,328 | 17,421 | 3,696 | 13,725 |
| Equities | 58,102 | 33,424 | 91,526 | 54,269 | 37,257 |
| Canadian government guaranteed National Housing Act mortgage-backed securities | 35,155 | 2,038 | 37,193 | 20,263 | 16,930 |
| Other liquid assets [2] | 16,021 | 2,849 | 18,870 | 8,971 | 9,899 |
| Total | $ 341,759 | $ 158,138 | $ 499,897 | $ 234,751 | $ 265,146 |

(1) Unencumbered liquid assets are defined as on-balance sheet assets, assets borrowed or purchased under resale agreements, and other off-balance sheet collateral received less encumbered liquid assets.
(2) Includes cash pledged as collateral for derivatives transactions, select ABS and precious metals.

The following table summarizes unencumbered liquid assets held by CIBC (parent) and its domestic and foreign subsidiaries:

| $ millions, as at October 31 | 2025 | 2024 |
|---|---|---|
| CIBC (parent) | **$ 171,850** | $ 185,357 |
| Domestic subsidiaries | **16,327** | 7,882 |
| Foreign subsidiaries | **73,987** | 71,907 |
| Total | **$ 262,164** | $ 265,146 |

Asset haircuts and monetization depth assumptions under a liquidity stress scenario are applied to determine asset liquidity value. Haircuts take into consideration those margins applicable at central banks – such as the Bank of Canada and the U.S. Federal Reserve Bank – historical observations, and securities characteristics including asset type, issuer, credit ratings, currency and remaining term to maturity, as well as available regulatory guidance.

Our encumbered liquid assets increased by $55.3 billion since October 31, 2024, primarily due to an increase in securities financing activities done to fund asset growth. Unencumbered liquid assets decreased by $3.0 billion since October 31, 2024, primarily due to a decrease in cash and fixed income securities held.

Furthermore, we maintain access eligibility to the Bank of Canada's Emergency Lending Assistance program and the U.S. Federal Reserve Bank's Discount Window.

### Asset encumbrance

In the course of our day-to-day operations, securities and other assets are pledged to secure obligations, participate in clearing and settlement systems and for other collateral management purposes.

The following table provides a summary of our total on- and off-balance sheet encumbered and unencumbered assets:

| | Encumbered | | Unencumbered | | Total assets |
|---|---|---|---|---|---|
| $ millions, as at October 31 | Pledged as collateral | Other [1] | Available as collateral | Other [2] | |
| **2025 Cash and deposits with banks** | **$ –** | **$ 285** | **$ 43,718** | **$ –** | **$ 44,003** |
| **Securities [3]** | **259,632** | **6,842** | **205,978** | **–** | **472,452** |
| **Loans, net of allowance for credit losses [4]** | **–** | **67,227** | **23,509** | **498,760** | **589,496** |
| **Other assets** | **8,132** | **–** | **6,492** | **77,190** | **91,814** |
| **Total** | **$ 267,764** | **$ 74,354** | **$ 279,697** | **$ 575,950** | **$ 1,197,765** |
| 2024 Cash and deposits with banks | $ – | $ 560 | $ 47,504 | $ – | $ 48,064 |
| Securities [3] | 206,861 | 7,117 | 200,712 | – | 414,690 |
| Loans, net of allowance for credit losses [4] | – | 57,998 | 26,919 | 473,369 | 558,286 |
| Other assets | 7,067 | – | 4,195 | 69,279 | 80,541 |
| Total | $ 213,928 | $ 65,675 | $ 279,330 | $ 542,648 | $ 1,101,581 |

(1) Includes assets supporting CIBC's long-term funding activities and assets restricted for legal or other reasons, such as restricted cash.
(2) Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral, however, they are not considered immediately available to existing borrowing programs.
(3) Total securities comprise certain on-balance sheet securities, as well as off-balance sheet securities received under resale agreements, secured borrowings transactions, and collateral-for-collateral transactions.
(4) Loans included as available as collateral represent the loans underlying National Housing Act mortgage-backed securities and Federal Home Loan Banks eligible loans.

**Restrictions on the flow of funds**
Our subsidiaries are not subject to significant restrictions that would prevent transfers of funds, dividends or capital distributions. However, certain subsidiaries have different capital and liquidity requirements, established by applicable banking and securities regulators.
　　We monitor and manage our capital and liquidity requirements across these entities to ensure that resources are used efficiently and entities are in compliance with local regulatory and policy requirements.

**Liquidity coverage ratio**
The objective of the LCR is to promote short-term resilience of a bank's liquidity risk profile, ensuring that it has adequate unencumbered high-quality liquid resources to meet its liquidity needs in a 30-day acute stress scenario. Canadian banks are required by OSFI to achieve a minimum LCR value of 100%. We are in compliance with this requirement.
　　In accordance with the calibration methodology contained in OSFI's LAR Guideline, we report the LCR to OSFI on a monthly basis. The ratio is calculated as the total of unencumbered HQLA over the total net cash outflows in the next 30 calendar days.
　　The LCR's numerator consists of unencumbered HQLA, which follow an OSFI-defined set of eligibility criteria that considers fundamental and market-related characteristics, and the relative ability to operationally monetize assets on a timely basis during a period of stress. Our centrally-managed liquid asset portfolio includes those liquid assets reported in the HQLA, such as central government treasury bills and bonds, central bank deposits and high-rated sovereign, agency, provincial, and corporate securities. Asset eligibility limitations inherent in the LCR metric do not necessarily reflect our internal assessment of our ability to monetize our marketable assets under stress.
　　The ratio's denominator reflects net cash outflows expected in the LCR's stress scenario over the 30-calendar-day period. Expected cash outflows represent LCR-defined withdrawal or draw-down rates applied against outstanding liabilities and off-balance sheet commitments, respectively. Significant contributors to our LCR outflows include business and financial institution deposit run-off, draws on undrawn lines of credit and unsecured debt maturities. Cash outflows are partially offset by cash inflows, which are calculated at OSFI-prescribed LCR inflow rates, and include performing loan repayments and maturing non-HQLA marketable assets.
　　During a period of financial stress, institutions may use their stock of HQLA, thereby falling below 100%, as maintaining the LCR at 100% under such circumstances could produce undue negative effects on the institution and other market participants.

The LCR is calculated and disclosed using a standard OSFI-prescribed template.

| $ millions, average of the three months ended October 31, 2025 | Total unweighted value [1] | Total weighted value [2] |
|---|---|---|
| **HQLA** | | |
| 1　HQLA | n/a | $　200,399 |
| **Cash outflows** | | |
| 2　**Retail deposits and deposits from small business customers, of which:** | $　231,029 | 18,010 |
| 3　　Stable deposits | 100,387 | 3,012 |
| 4　　Less stable deposits | 130,642 | 14,998 |
| 5　**Unsecured wholesale funding, of which:** | 250,329 | 104,154 |
| 6　　Operational deposits (all counterparties) and deposits in networks of cooperative banks | 137,665 | 33,243 |
| 7　　Non-operational deposits (all counterparties) | 93,576 | 51,823 |
| 8　　Unsecured debt | 19,088 | 19,088 |
| 9　**Secured wholesale funding** | n/a | 32,717 |
| 10　**Additional requirements, of which:** | 197,190 | 41,544 |
| 11　　Outflows related to derivative exposures and other collateral requirements | 22,649 | 7,818 |
| 12　　Outflows related to loss of funding on debt products | 6,152 | 6,152 |
| 13　　Credit and liquidity facilities | 168,389 | 27,574 |
| 14　**Other contractual funding obligations** | 4,776 | 4,290 |
| 15　**Other contingent funding obligations** | 478,548 | 9,468 |
| 16　**Total cash outflows** | n/a | 210,183 |
| **Cash inflows** | | |
| 17　Secured lending (e.g. reverse repos) | 135,812 | 25,868 |
| 18　Inflows from fully performing exposures | 18,765 | 9,436 |
| 19　Other cash inflows | 22,920 | 22,920 |
| 20　**Total cash inflows** | $　177,497 | $　58,224 |

| | | Total adjusted value |
|---|---|---|
| 21　**Total HQLA** | n/a | $　200,399 |
| 22　**Total net cash outflows** | n/a | $　151,959 |
| 23　**LCR** | n/a | 132 % |

| $ millions, average of the three months ended July 31, 2025 | | Total adjusted value |
|---|---|---|
| 24　Total HQLA | n/a | $　200,482 |
| 25　Total net cash outflows | n/a | $　157,823 |
| 26　LCR | n/a | 127 % |

(1) Unweighted inflow and outflow values are calculated as outstanding balances maturing or callable within 30 days of various categories or types of liabilities, off-balance sheet items or contractual receivables.
(2) Weighted values are calculated after the application of haircuts (for HQLA) and inflow and outflow rates prescribed by OSFI.
n/a Not applicable as per the LCR common disclosure template.

Our average LCR as at October 31, 2025, increased to 132% from 127% in the prior quarter, due to a decrease in net cash outflows from lower non-operational deposits compared to the prior quarter.
　　Furthermore, we report the LCR to OSFI in multiple currencies, thus measuring the extent of potential currency mismatch under the ratio. CIBC predominantly operates in major currencies with deep and fungible foreign exchange markets.

**Net stable funding ratio (NSFR)**

Derived from the BCBS's Basel III framework and incorporated into OSFI's LAR Guideline, the NSFR standard aims to promote long-term resilience of the financial sector by requiring banks to maintain a sustainable funding profile in relation to the composition of their assets and off-balance sheet activities. Canadian D-SIBs are required to maintain a minimum NSFR value of 100% on a consolidated bank basis. CIBC is in compliance with this requirement.

In accordance with the calibration methodology contained in OSFI's LAR Guideline, we report the NSFR to OSFI on a quarterly basis. The ratio is calculated as total available stable funding (ASF) over the total required stable funding (RSF).

The numerator consists of the portion of capital and liabilities considered reliable over a one-year time horizon. The NSFR considers longer-term sources of funding to be more stable than short-term funding and deposits from retail and commercial customers to be behaviourally more stable than wholesale funding of the same maturity. In accordance with our funding strategy, key drivers of our ASF include client deposits supplemented by secured and unsecured wholesale funding, and capital instruments.

The denominator represents the amount of stable funding required based on the OSFI-defined liquidity characteristics and residual maturities of assets and off-balance sheet exposures. The NSFR ascribes varying degrees of RSF such that HQLA and short-term exposures are assumed to have a lower funding requirement than less liquid and longer-term exposures. Our RSF is largely driven by retail, commercial and corporate lending, investments in liquid assets, derivative exposures, and undrawn lines of credit and liquidity.

The ASF and RSF may be adjusted to zero for certain liabilities and assets that are determined to be interdependent if they meet the NSFR-defined criteria, which take into account the purpose, amount, cash flows, tenor and counterparties among other aspects to ensure the institution is acting solely as a pass-through unit for the underlying transactions. We report, where applicable, interdependent assets and liabilities arising from transactions OSFI has designated as eligible for such treatment in the LAR Guideline.

The NSFR is calculated and disclosed using an OSFI-prescribed template, which captures the key quantitative information based on liquidity characteristics unique to the NSFR as defined in the LAR Guideline. As a result, amounts presented in the table below may not allow for direct comparison with the annual consolidated financial statements.

| | | a | b | c | d | e |
|---|---|---|---|---|---|---|
| | | | | Unweighted value by residual maturity | | |
| $ millions, as at October 31, 2025 | | No maturity | <6 months | 6 months to <1 year | >1 year | Weighted value |
| | **ASF item** | | | | | |
| 1 | **Capital** | $ 64,162 | $ – | $ – | $ 7,325 | $ 71,487 |
| 2 | Regulatory capital | 64,162 | – | – | 7,325 | 71,487 |
| 3 | Other capital instruments | – | – | – | – | – |
| 4 | **Retail deposits and deposits from small business customers** | 204,661 | 50,730 | 20,326 | 19,017 | 272,767 |
| 5 | Stable deposits | 90,721 | 21,222 | 9,885 | 9,864 | 125,601 |
| 6 | Less stable deposits | 113,940 | 29,508 | 10,441 | 9,153 | 147,166 |
| 7 | **Wholesale funding** | 208,085 | 197,976 | 68,183 | 118,862 | 271,617 |
| 8 | Operational deposits | 141,175 | 4,701 | 3 | – | 72,939 |
| 9 | Other wholesale funding | 66,910 | 193,275 | 68,180 | 118,862 | 198,678 |
| 10 | **Liabilities with matching interdependent assets** | – | 1,264 | 966 | 12,522 | – |
| 11 | **Other liabilities** | – | | 95,424 [1] | | 11,789 |
| 12 | NSFR derivative liabilities | | | 9,790 [1] | | |
| 13 | All other liabilities and equity not included in the above categories | – | 73,783 | 125 | 11,726 | 11,789 |
| 14 | **Total ASF** | | | | | 627,660 |
| | **RSF item** | | | | | |
| 15 | **Total NSFR HQLA** | | | | | 26,569 |
| 16 | **Deposits held at other financial institutions for operational purposes** | – | 3,123 | – | 106 | 1,667 |
| 17 | **Performing loans and securities** | 127,207 | 133,365 | 76,407 | 342,017 | 448,941 |
| 18 | Performing loans to financial institutions secured by Level 1 HQLA | – | 19,372 | 4,869 | 207 | 3,627 |
| 19 | Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions | 4,309 | 54,682 | 7,074 | 14,336 | 28,122 |
| 20 | Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and public sector entities, of which: | 80,256 | 23,041 | 19,263 | 134,385 | 203,691 |
| 21 | With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk | – | – | – | – | – |
| 22 | Performing residential mortgages, of which: | 18,958 | 34,448 | 44,445 | 182,310 | 182,919 |
| 23 | With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk | 18,958 | 34,366 | 44,368 | 176,590 | 177,978 |
| 24 | Securities that are not in default and do not qualify as HQLA, including exchange-traded equities | 23,684 | 1,822 | 756 | 10,779 | 30,582 |
| 25 | **Assets with matching interdependent liabilities** | – | 1,264 | 966 | 12,522 | – |
| 26 | **Other assets** | 17,275 | | 87,448 [1] | | 48,480 |
| 27 | Physical traded commodities, including gold | 6,492 | | | | 5,518 |
| 28 | Assets posted as initial margin for derivative contracts and contributions to default funds of central counterparties | | | 12,964 [1] | | 11,019 |
| 29 | NSFR derivative assets | | | 10,555 [1] | | 764 |
| 30 | NSFR derivative liabilities before deduction of variation margin posted | | | 27 [1] | | 1,067 |
| 31 | All other assets not included in the above categories | 10,783 | 54,376 | 193 | 9,333 | 30,112 |
| 32 | **Off-balance sheet items** | | | 505,253 [1] | | 17,483 |
| 33 | **Total RSF** | | | | | $ 543,140 |
| 34 | **NSFR** | | | | | **116 %** |

| $ millions, as at July 31, 2025 | | Weighted value |
|---|---|---|
| 35 | Total ASF | $ 613,114 |
| 36 | Total RSF | $ 532,026 |
| 37 | NSFR | 115 % |

| $ millions, as at October 31, 2024 | | Weighted value |
|---|---|---|
| 38 | Total ASF | $ 579,137 |
| 39 | Total RSF | $ 503,435 |
| 40 | NSFR | 115 % |

(1) No assigned time period per disclosure template design.

Our NSFR as at October 31, 2025, increased to 116% from 115% in the prior quarter, and increased from 115% in 2024, mainly due to an increase in operational deposits and wholesale funding, which was partially offset by a corresponding increase in loans.

CIBC considers the impact of its business decisions on the LCR, NSFR and other liquidity risk metrics that it regularly monitors as part of a robust liquidity risk management function. Variables that can impact the metrics month-over-month include, but are not limited to, items such as wholesale funding activities and maturities, strategic balance sheet initiatives, and transactions and market conditions affecting collateral.

Reporting of the LCR and NSFR is calibrated centrally by Treasury, in conjunction with the SBUs and other functional groups.

## Funding

We fund our operations with client-sourced deposits, supplemented with a wide range of wholesale funding.

Our principal approach aims to fund our consolidated balance sheet with deposits primarily raised from personal and commercial banking channels. We maintain a foundation of relationship-based core deposits, whose stability is regularly evaluated through internally developed statistical assessments.

We routinely access a range of short-term and long-term secured and unsecured funding sources diversified by geography, depositor type, instrument, currency and maturity. We raise long-term funding from existing programs including covered bonds, asset securitizations and unsecured debt.

We continuously evaluate opportunities to diversify into new funding products and investor segments in an effort to maximize funding flexibility and minimize concentration and financing costs. We regularly monitor wholesale funding levels and concentrations to internal limits consistent with our desired liquidity risk profile.

GALCO and RMC review and approve CIBC's funding plan, which incorporates projected asset and liability growth, funding maturities, and output from our liquidity position forecasting.

The following table provides the contractual maturity profile of our wholesale funding sources at their carrying values:

| $ millions, as at October 31, 2025 | Less than 1 month | 1–3 months | 3–6 months | 6–12 months | Less than 1 year total | 1–2 years | Over 2 years | Total |
|---|---|---|---|---|---|---|---|---|
| **Deposits from banks** [1] | $ 2,605 | $ 460 | $ 617 | $ 2,340 | $ 6,022 | $ – | $ – | $ 6,022 |
| **Certificates of deposit and commercial paper** | 14,076 | 10,783 | 20,043 | 30,253 | 75,155 | 1,296 | – | 76,451 |
| **Bearer deposit notes and bankers' acceptances** | 331 | 871 | 4,351 | 1,284 | 6,837 | – | – | 6,837 |
| **Senior unsecured medium-term notes** [2] | – | 2,160 | 4,487 | 13,079 | 19,726 | 20,151 | 28,624 | 68,501 |
| **Senior unsecured structured notes** | – | – | 70 | 46 | 116 | – | 70 | 186 |
| **Covered bonds/asset-backed securities** | | | | | | | | |
| **Mortgage securitization** [3] | – | 750 | 200 | 951 | 1,901 | 2,153 | 11,198 | 15,252 |
| **Covered bonds** | – | 2,803 | 6,762 | 8,811 | 18,376 | 7,761 | 22,124 | 48,261 |
| **Cards securitization** | – | 117 | – | 1,359 | 1,476 | – | 989 | 2,465 |
| **Subordinated liabilities** | – | – | – | – | – | – | 7,819 | 7,819 |
| **Other** [4] | – | – | – | – | – | – | 8 | 8 |
| **Total** | $ 17,012 | $ 17,944 | $ 36,530 | $ 58,123 | $ 129,609 | $ 31,361 | $ 70,832 | $ 231,802 |
| **Of which:** | | | | | | | | |
| **Secured** | $ – | $ 3,670 | $ 6,962 | $ 11,121 | $ 21,753 | $ 9,914 | $ 34,311 | $ 65,978 |
| **Unsecured** | 17,012 | 14,274 | 29,568 | 47,002 | 107,856 | 21,447 | 36,521 | 165,824 |
| **Total** | $ 17,012 | $ 17,944 | $ 36,530 | $ 58,123 | $ 129,609 | $ 31,361 | $ 70,832 | $ 231,802 |
| October 31, 2024 | $ 25,956 | $ 11,157 | $ 43,907 | $ 36,822 | $ 117,842 | $ 34,558 | $ 62,917 | $ 215,317 |

(1) Includes non-negotiable term deposits from banks.
(2) Includes wholesale funding liabilities which are subject to conversion under bail-in regulations. See the "Capital management" section for additional details.
(3) Includes $500 million (2024: $500 million) of HELOC securitization.
(4) Includes Federal Home Loan Bank (FHLB) deposits.

The following table provides the diversification of CIBC's wholesale funding by currency:

| $ billions, as at October 31 | 2025 | | 2024 | |
|---|---|---|---|---|
| CAD | $ 49.8 | 21 % | $ 48.8 | 23 % |
| USD | 124.2 | 54 | 124.3 | 57 |
| Other | 57.8 | 25 | 42.2 | 20 |
| Total | $ 231.8 | 100 % | $ 215.3 | 100 % |

We manage liquidity risk in a manner that enables us to withstand severe liquidity stress events. Wholesale funding may present a higher risk of run-off in stress situations, and we maintain significant portfolios of unencumbered liquid assets to mitigate this risk. See the "Liquid assets" section for additional details.

### Funding plan

Our funding plan is updated at least quarterly, or in response to material changes in underlying assumptions and business developments. The plan incorporates projected asset and liability growth from our ongoing operations, and the output from our liquidity position forecasting.

### Credit ratings

Our access to and cost of wholesale funding are dependent on multiple factors, among them credit ratings provided by rating agencies. Rating agencies' opinions are based upon internal methodologies, and are subject to change based on factors including, but not limited to, financial strength, competitive position, macroeconomic backdrop and liquidity positioning.

Our credit ratings are summarized in the following table:

| As at October 31, 2025 | Morningstar DBRS | Fitch | Moody's | S&P |
|---|---|---|---|---|
| Deposit/Counterparty [1] | AA | AA | Aa2 | A+ |
| Senior debt [2] | AA | AA | Aa2 | A+ |
| Bail-in senior debt [3] | AA(L) | AA- | A2 | A- |
| Subordinated indebtedness | A(H) | A | Baa1 | A- |
| Subordinated indebtedness – NVCC [4] | A(L) | A | Baa1 | BBB+ |
| Limited recourse capital notes – NVCC [4][5] | BBB(H) | BBB+ | Baa3 | BBB- |
| Preferred shares – NVCC [4][5] | Pfd-2 | BBB+ | Baa3 | P-2(L) |
| Short-term debt | R-1(H) | F1+ | P-1 | A-1 |
| Outlook | Stable | Stable | Stable | Stable |

(1) Morningstar DBRS Long-Term Issuer Rating; Fitch Long-Term Deposit Rating and Derivative Counterparty Rating; Moody's Long-Term Deposit and Counterparty Risk Assessment Rating; S&P's Issuer Credit Rating.
(2) Includes senior debt issued on or after September 23, 2018 which is not subject to bail-in regulations.
(3) Comprises liabilities which are subject to conversion under bail-in regulations. See the "Capital management" section for additional details.
(4) Comprises instruments which are treated as NVCC in accordance with OSFI's CAR Guideline.
(5) Morningstar DBRS rating does not apply to limited recourse capital notes and associated preferred shares issued in USD. Fitch rating only applies to limited recourse capital notes and associated preferred shares issued in USD.

### Additional collateral requirements for rating downgrades

We are required to deliver collateral to certain derivative counterparties in the event of a downgrade to our current credit risk rating. The collateral requirement is based on MTM exposure, collateral valuations, and collateral arrangement thresholds, as applicable. The following table presents the additional cumulative collateral requirements for rating downgrades:

| $ billions, as at October 31 | 2025 | 2024 |
|---|---|---|
| One-notch downgrade | $ – | $ – |
| Two-notch downgrade | 0.1 | 0.1 |
| Three-notch downgrade | 0.4 | 0.3 |

## Contractual obligations

Contractual obligations give rise to commitments of future payments affecting our short- and long-term liquidity and capital resource needs. These obligations include financial liabilities, credit and liquidity commitments, and other contractual obligations.

### Assets and liabilities

The following table provides the contractual maturity profile of our on-balance sheet assets, liabilities and equity at their carrying values. Contractual analysis is not representative of our liquidity risk exposure, however this information serves to inform our management of liquidity risk, and provide input when modelling a behavioural balance sheet.

| $ millions, as at October 31, 2025 | Less than 1 month | 1–3 months | 3–6 months | 6–9 months | 9–12 months | 1–2 years | 2–5 years | Over 5 years | No specified maturity | Total |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Cash and non-interest-bearing deposits with banks [1] | $ 12,379 | $ – | $ – | $ – | $ – | $ – | $ – | $ – | $ – | $ 12,379 |
| Interest-bearing deposits with banks | 31,624 | – | – | – | – | – | – | – | – | 31,624 |
| Securities | 15,132 | 7,574 | 6,635 | 6,602 | 6,755 | 34,882 | 73,820 | 55,038 | 76,797 | 283,235 |
| Cash collateral on securities borrowed | 21,697 | – | – | – | – | – | – | – | – | 21,697 |
| Securities purchased under resale agreements | 48,191 | 16,407 | 11,948 | 4,711 | 1,085 | 4,322 | 31 | – | – | 86,695 |
| Loans | | | | | | | | | | |
| Residential mortgages | 5,570 | 11,306 | 22,139 | 18,681 | 30,614 | 84,232 | 104,412 | 10,079 | – | 287,033 |
| Personal | 1,082 | 439 | 960 | 725 | 627 | 705 | 5,004 | 5,941 | 32,383 | 47,866 |
| Credit card | 453 | 906 | 1,360 | 1,360 | 1,360 | 5,438 | 10,704 | – | – | 21,581 |
| Business and government [2] | 5,092 | 9,057 | 13,280 | 17,994 | 13,736 | 55,665 | 87,796 | 22,994 | 11,802 | 237,416 |
| Allowance for credit losses | – | – | – | – | – | – | – | – | (4,392) | (4,392) |
| Derivative instruments | 1,112 | 7,349 | 3,399 | 2,167 | 1,829 | 7,110 | 8,807 | 6,579 | – | 38,352 |
| Other assets | – | – | – | – | – | – | – | – | 53,452 | 53,452 |
| **Total assets** | **$ 142,332** | **$ 53,038** | **$ 59,721** | **$ 52,240** | **$ 56,006** | **$ 192,354** | **$ 290,574** | **$ 100,631** | **$ 170,042** | **$ 1,116,938** |
| October 31, 2024 [2] | $ 130,008 | $ 45,680 | $ 57,993 | $ 52,094 | $ 61,184 | $ 186,218 | $ 260,975 | $ 101,546 | $ 146,287 | $ 1,041,985 |
| **Liabilities** | | | | | | | | | | |
| Deposits [3] | $ 43,722 | $ 36,883 | $ 61,945 | $ 54,413 | $ 47,718 | $ 48,626 | $ 70,730 | $ 27,856 | $ 416,231 | $ 808,124 |
| Obligations related to securities sold short | 24,244 | – | – | – | – | – | – | – | – | 24,244 |
| Cash collateral on securities lent | 6,031 | – | – | – | – | – | – | – | – | 6,031 |
| Obligations related to securities sold under repurchase agreements | 91,742 | 32,572 | 1,060 | 734 | 934 | – | 3,000 | – | – | 130,042 |
| Derivative instruments | 2,924 | 7,635 | 4,157 | 3,136 | 2,333 | 6,625 | 4,787 | 9,814 | – | 41,411 |
| Other liabilities [2] | 21 | 43 | 66 | 70 | 69 | 270 | 633 | 808 | 32,874 | 34,854 |
| Subordinated indebtedness | – | – | – | – | – | – | 33 | 7,786 | – | 7,819 |
| **Equity** | – | – | – | – | – | – | – | – | 64,413 | 64,413 |
| **Total liabilities and equity** | **$ 168,684** | **$ 77,133** | **$ 67,228** | **$ 58,353** | **$ 51,054** | **$ 55,521** | **$ 79,183** | **$ 46,264** | **$ 513,518** | **$ 1,116,938** |
| October 31, 2024 [2] | $ 188,502 | $ 48,833 | $ 75,616 | $ 49,168 | $ 46,158 | $ 55,388 | $ 73,705 | $ 39,445 | $ 465,170 | $ 1,041,985 |

(1) Cash includes interest-bearing demand deposits with the Bank of Canada.
(2) Includes customers' liability under acceptances of $10 million (2024: $6 million) in business and government loans and acceptances of $10 million (2024: $6 million) in other liabilities. Prior year amounts have been revised to conform to the presentation adopted in 2025.
(3) Comprises $258.1 billion (2024: $252.9 billion) of personal deposits; $523.3 billion (2024: $492.0 billion) of business and government deposits and secured borrowings; and $26.7 billion (2024: $20.0 billion) of bank deposits.

The changes in the contractual maturity profile were primarily due to the natural migration of maturities and reflect the impact of our regular business activities.

**Credit-related commitments**

The following table provides the contractual maturity of notional amounts of credit-related commitments. Since a significant portion of commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

| $ millions, as at October 31, 2025 | Less than 1 month | 1–3 months | 3–6 months | 6–9 months | 9–12 months | 1–2 years | 2–5 years | Over 5 years | No specified maturity [1] | Total |
|---|---|---|---|---|---|---|---|---|---|---|
| Unutilized credit commitments | $ 2,457 | $ 9,030 | $ 5,805 | $ 8,686 | $ 7,594 | $ 25,457 | $ 92,976 | $ 5,201 | $ 263,236 | $ 420,442 |
| Standby and performance letters of credit | 7,414 | 3,579 | 4,089 | 5,071 | 4,229 | 896 | 852 | 228 | – | 26,358 |
| Backstop liquidity facilities | 56 | 30,347 | 66 | 171 | 185 | 369 | – | – | – | 31,194 |
| Documentary and commercial letters of credit | 85 | 38 | 20 | 4 | 1 | – | 19 | – | – | 167 |
| Other | 2,667 [2] | – | – | – | – | – | – | – | 55 | 2,722 |
| **Total** | **$ 12,679** | **$ 42,994** | **$ 9,980** | **$ 13,932** | **$ 12,009** | **$ 26,722** | **$ 93,847** | **$ 5,429** | **$ 263,291** | **$ 480,883** |
| October 31, 2024 | $ 18,455 | $ 35,462 | $ 8,910 | $ 11,720 | $ 12,084 | $ 26,766 | $ 77,636 | $ 3,562 | $ 245,816 | $ 440,411 |

(1) Includes $201.5 billion (2024: $189.6 billion) of personal, home equity and credit card lines, which are unconditionally cancellable at our discretion.
(2) Includes forward-dated securities financing trades.

**Other off-balance sheet contractual obligations**

The following table provides the contractual maturities of other off-balance sheet contractual obligations affecting our funding needs:

| $ millions, as at October 31, 2025 | Less than 1 month | 1–3 months | 3–6 months | 6–9 months | 9–12 months | 1–2 years | 2–5 years | Over 5 years | Total |
|---|---|---|---|---|---|---|---|---|---|
| Purchase obligations [1] | $ 149 | $ 241 | $ 270 | $ 275 | $ 232 | $ 566 | $ 741 | $ 229 | $ 2,703 |
| Investment commitments | – | 1 | 12 | – | 2 | 9 | 46 | 483 | 553 |
| Future lease commitments [2] | 1 | 4 | 6 | 6 | 7 | 35 | 93 | 421 | 573 |
| Pension contributions [3] | 15 | 30 | 45 | 45 | 45 | – | – | – | 180 |
| Underwriting commitments | 1,045 | – | – | – | – | – | – | – | 1,045 |
| **Total** | **$ 1,210** | **$ 276** | **$ 333** | **$ 326** | **$ 286** | **$ 610** | **$ 880** | **$ 1,133** | **$ 5,054** |
| October 31, 2024 [2] | $ 607 | $ 263 | $ 292 | $ 321 | $ 279 | $ 737 | $ 850 | $ 1,203 | $ 4,552 |

(1) Obligations that are legally binding agreements whereby we agree to purchase products or services with specific minimum or baseline quantities defined at fixed, minimum or variable prices over a specified period of time are defined as purchase obligations. Purchase obligations are included through to the termination date specified in the respective agreements, even if the contract is renewable. Many of the purchase agreements for goods and services include clauses that would allow us to cancel the agreement prior to expiration of the contract within a specific notice period. However, the amount above includes our obligations without regard to such termination clauses (unless actual notice of our intention to terminate the agreement has been communicated to the counterparty). The table excludes purchases of debt and equity instruments that settle within standard market time frames.
(2) Excludes lease obligations that are accounted for under IFRS 16, which are recognized on the consolidated balance sheet, and operating and tax expenses relating to lease commitments. The table includes lease obligations that are not accounted for under IFRS 16, including those related to future starting lease commitments for which we have not yet recognized a lease liability and right-of-use asset.
(3) Includes estimated minimum funding contributions for our funded defined benefit pension plans in Canada, the U.S., the U.K., and the Caribbean. Estimated minimum funding contributions are included only for the next annual period as the minimum contributions are affected by various factors, such as market performance and regulatory requirements, and are therefore subject to significant variability.

# Other risks

## Strategic risk

Strategic risk is the risk of ineffective or improper implementation of organic and inorganic business strategies. It includes the potential financial loss and impact to resiliency due to the failure of growth initiatives or failure to respond appropriately to changes in the business or industry environments. For additional details on corporate transactions, see the "Top and emerging risks" section.

Oversight of strategic risk is the responsibility of the Group ELT and the Board. At least annually, the CEO outlines the process and presents the strategic business plan to the Board for review and approval. As part of the annual planning process, Risk Management assesses the overall and business unit strategic plans to ensure alignment with our risk appetite. The Board reviews the plan in light of management's assessment of emerging market trends, the competitive environment, potential risks and other key issues.

One of the tools for measuring, monitoring and controlling strategic risk is attribution of regulatory capital against this risk. Our regulatory capital models include a strategic risk component for those businesses utilizing capital to fund an acquisition or a significant organic growth strategy.

## Operational risk

Operational risk is the risk of loss resulting from people, inadequate or failed internal processes and systems, or from external events. Operational risk is inherent in all CIBC activities and transactions. Failure to manage operational risk can result in direct or indirect financial loss, reputational impact, or regulatory review and penalties. The Operational Risk Management and Operational Resilience Framework (the Framework) sets out the requirements and roles and responsibilities in managing operational risk at CIBC. CIBC's Integrity and Security Framework is informed by regulatory expectations, including the OSFI Integrity and Security Guideline. Through well-defined principles, robust policies and controls, and continuous monitoring and oversight, we protect CIBC's reputation, assets, and operations, fostering a resilient and ethical organization that aligns with our risk appetite and regulatory requirements.

### Governance and Management

Operational risk is managed through the three lines of defence model and articulated in the Framework. A strong risk culture and communication between the three lines of defence are important characteristics of effective risk management. All three lines of defence, including all team members are accountable for identifying, managing and mitigating operational risk within the approved Operational Risk Appetite. For further details, see the "Management of risk – Risk overview" section.

Global Operational Risk Management (GORM), as part of GOERM, is responsible for oversight of the enterprise-wide operational risk and control environment globally. To effectively discharge its mandate, GORM establishes frameworks, policies, related procedures and guidelines, and develops tools, systems and processes to enable effective identification, measurement, mitigation, monitoring and reporting of operational risks. GORM is also involved in determining the level of operational risk capital in compliance with OSFI's guidelines. The standardized method requires both financial and operational loss data. The bank's general ledger is used to capture the financial components (e.g., income, expenses and assets). A dedicated loss data application called the Operational Risk System is used to capture the 10-years of operational losses used in the loss component of the calculation. From a governance perspective, the ORRCC, chaired by the Senior Vice-President, GORM, is a forum for senior management, with representation from each of the three lines of defence, to monitor and discuss significant operational risk and control matters. ORRCC is a subcommittee of the GRC. The GRC, chaired by the CRO, is a senior management forum for discussion and oversight of risk appetite, risk profile and risk mitigation strategies.

### Operational risk management approach

Information transparency, timely escalation, clear accountability and a robust internal control environment are the principles forming the basis of the Framework, which supports and governs the processes of identifying, measuring, mitigating, monitoring and reporting operational risks. We mitigate operational losses by consistently applying risk-based approaches and employing risk-specific assessment tools. Regular review of our risk governance structure ensures clarity of, and ownership in, key risk areas.

#### *Risk identification*

Risk identification includes the process of assessing, understanding and confirming risks, on business unit operations, transactions, change initiatives and emerging risks to ensure operational risks are proactively identified and managed. CIBC's business lines regularly conduct reviews of operational risks inherent in their products, services or processes and assess ways to mitigate and manage them in alignment with CIBC's risk appetite. These reviews include using risk and control self-assessments, audit findings, operational risk scenarios, past internal and external loss events, key risk indicators (KRIs) trends, change initiative risk assessments and in-depth risk reviews to form a holistic operational risk profile for the business lines. Under the three lines of defence model, GORM and relevant Control Groups challenge business lines' risk assessments and mitigation actions.

#### *Risk measurement*

Risk measurement is the quantification of operational risks through operational risk capital calculations, internal loss data collection and analysis, and stress testing to understand potential operational risk exposures.

Operational loss is one of the key operational risk metrics informing us of areas of heightened risk. We collect and analyze internal operational loss event data for themes and trends. The occurrence of a material or potential material loss triggers an investigation to determine the root causes of the incident and the effectiveness of existing mitigating controls, as well as the identification of any additional mitigating actions. Additionally, we monitor the external environment for emerging or potential risks to CIBC. The analysis of material operational risk events is performed by the first line of defence and the outputs of the analysis are subject to formal independent challenge by our second line of defence. The analysis of material operational risk events forms one component of our ongoing operational risk reporting to senior management and the Board.

A robust risk measurement practice is in place to quantify operational risk and ensure adequate capital. We use the standardized method to quantify our operational risk exposure in the form of operational risk regulatory capital, as agreed with local regulators.

#### *Risk mitigation*

Risk mitigation is the determination of appropriate strategies and development of action plans to address operational risks to ensure residual risks are within the CIBC risk appetite. Our primary tool for mitigating operational risk exposure is a robust internal control environment. Our Control Framework outlines key principles, structure and processes underpinning our approach to managing risks through effective controls. Under our Control Framework, all key controls are subject to ongoing testing and review to ensure they effectively mitigate our operational risk exposures. In addition, our corporate insurance program may afford additional protection from loss. These mitigants also satisfy statutory and regulatory requirements, where applicable. Other risk transfer mechanisms can include approaches such as contractual indemnities in which the third party is responsible for losses. Finally, our global business continuity and broader operational resilience programs are aimed at minimizing impact from severe disruptions to our critical operations.

### Risk monitoring and reporting

Risk monitoring and reporting ensures that operational risk issues, including emerging risks, are monitored and communicated to the relevant stakeholders in a timely and transparent manner.

Both forward-looking KRIs as well as backward-looking key performance indicators provide insight into our risk exposure and are used to monitor the main drivers of exposure associated with key operational risks and their adherence to the operational risk appetite. KRIs assist in early detection of potential operational risk events by identifying unfavourable trends and highlighting controls that may not be designed or operating effectively. Business lines are required to identify and implement KRIs for material risk exposures on an ongoing basis. Escalation triggers are used to highlight risk exposures requiring additional attention from senior management and/or the Board. The second line of defence challenges the selection of KRIs and the appropriateness of thresholds.

Our risk monitoring processes support a transparent risk-reporting program, informing both senior management and the Board of our control environment, operational risk exposures, and mitigation strategies. Operational risk practices are continuously enhanced to increase robustness of the operational risk management program for effective and efficient identification, measurement, mitigation, monitoring and reporting of operational risks at CIBC.

Operational risks that may adversely impact CIBC include the following:

### Anti-money laundering/anti-terrorist financing

The risk of CIBC's potential non-conformance with global AML and ATF regulatory requirements and sanctions regulations which may lead to enhanced regulatory scrutiny, regulatory censure (i.e., cease and desist orders) and/or financial loss (i.e., regulatory, criminal or civil penalties and/ or forfeiture of assets). See the "Top and emerging risks – Anti-money laundering, anti-terrorist financing and sanctions" section for further details.

### Data risk

The risk arising from inadequate management of the data life cycle, which may impair CIBC's ability to deliver consistent and accurate data. This risk can impact critical activities such as financial reporting, regulatory compliance, and the effectiveness of analytical tools or models that help make informed business decisions. See the "Top and emerging risks – Data and Artificial Intelligence risk" section for further details.

### Fraud risk

The risk relating to any intentional act or omission designed to deceive others with a goal of misappropriating property/assets or circumventing regulations, the law or CIBC policies/procedures to achieve financial gain or benefit. These intentional acts can be committed by team members or by external parties (e.g., clients or third parties).

**Information security risk (including cyber security)**

The risk to the confidentiality, integrity and availability of CIBC-owned information, and the information entrusted to CIBC by clients, employees, shareholders, business partners, and third parties that if lost, disclosed, accessed, modified, or disrupted/destroyed without authorization, could cause damage to CIBC's business and its customers. See the "Top and emerging risks – Information and cyber security risk" section for further details.

**Technology risk**

The risk of financial losses, operational disruptions, or damage to organizational reputation due to compromised availability, stability, resilience, capacity, performance, currency, or integrity of technology. See the "Top and emerging risks – Technology risk" section for further details.

**Third-party risk**

The potential risk that may arise from relying on a third-party business arrangement between CIBC and another entity, by contract or otherwise. This includes activities that involve outsourced products and services, use of outside consultants, networking arrangements, managed services, services provided by affiliates and subsidiaries, joint ventures, sponsorships, no-fee contracts, and any other arrangement that involves the delivery of business activities, functions or processes to CIBC and/or its clients. See the "Top and emerging risks – Third-party risk" section for further details.

Other operational risks include business interruption risk, conduct and culture risk (see the "Conduct and culture risk" section), financial reporting risk, legal risk (see the "Reputation and legal risks" section), model risk, people risk, privacy risk, project risk, physical security risk, regulatory compliance risk (see the "Regulatory compliance risk" section) and processing and execution risk.

## Environmental and social risk

Environmental risk is the risk of financial loss or damage to reputation associated with environmental issues, including but not limited to climate-related issues (see the "Top and emerging risks – Climate risk" section for additional details), whether arising from our credit and investment activities or related to our own operations. Social risk is the potential for negative impact on our financial position, operations, legal and regulatory compliance, or reputation stemming from social considerations associated with CIBC, an activity, transaction, product, client, third party or supplier. These social considerations include, but are not limited to, inclusive banking (for example, accessibility, reconciliation, racial equity), human rights (for example, modern slavery, including forced labour and child labour, human trafficking, freedom of opinion and expression), and social impacts related to climate change.

### Governance

CIBC has a Global Environmental and Social Framework, an internal policy document that is an umbrella for CIBC's policies and procedures that support the operationalization of the bank's sustainability priorities and related policies, including how environmental and social risks are managed, in addition to outlining the established ESG governance framework. As environmental and social risk management requires a multi-disciplinary approach, these risk factors are considered in our ESG governance framework, which outlines related responsibilities from the Board to executive management and on to those with day-to-day accountability for execution.

CIBC's Board and its committees provide ongoing oversight of the continued execution of our bank-wide ESG governance framework, with committees playing a distinct, but integrated role. The Corporate Governance Committee (CGC) leads oversight of our ESG strategy (which includes climate strategy) and governance, material public ESG disclosure for alignment with ESG strategy, and stakeholder engagement. In this capacity, the CGC considers external challenges, trends and developments that should be considered in our strategic plans. Other Board committees lead the oversight of specific elements of our sustainability priorities and governance based on mandate, and as it pertains to environmental and social risks; in particular, the RMC reviews and approves key frameworks, policies and limits to identify and control principal risks, as well as overseeing the identification, measurement, monitoring, and mitigation of CIBC's principal business risks, including climate-related risks. The Audit Committee also has oversight of the establishment and maintenance by management of a system of processes and controls to ensure the integrity, accuracy and reliability of ESG disclosures in the Annual Report, Sustainability Report, and other material ESG disclosure documents.

At the senior management level, our Group ELT is accountable for the progress on CIBC's sustainability agenda, and the Senior Executive Vice-President and Chief Administrative Officer (CAO) is the executive lead for sustainability across the enterprise, which includes leading our related strategy, sustainability disclosures and our ESG governance framework. In this capacity, the CAO also works closely with our CRO, who has overall responsibility for enterprise risk management. Executive management is also facilitated through CIBC's Senior Executive ESG Council, which is chaired by the CAO, and has representation from across SBUs and functional groups, facilitating bank-wide input and coordination on strategic sustainability initiatives in response to CIBC's environmental and social impacts. The CRO chairs the GRC, which provides a forum for discussion of risk appetite, profile, stress testing, and mitigation strategies, including consideration of relevant environmental, climate-related, or social risks.

Our Enterprise Sustainability team, which reports into the CAO, and is led by the Senior Vice-President, Corporate Governance and ESG, works alongside the SBUs, functional groups and subject matter experts across the bank, such as the Environmental Risk Management team within GOERM, to advance CIBC's sustainability agenda. The Environmental Risk Management team reports to the Executive Vice-President, GOERM, who reports into the CRO, and provides independent oversight of the identification, measurements, monitoring, and management of climate-related risks.

Understanding that environmental and social topics and related risks are evolving, we have regular, two-way engagement with our stakeholders and continuously assess and engage on other environmental and social issues through partnerships and industry initiatives. This helps to ensure that we have a common understanding of this risk area and are prepared to respond.

### Risk management

The Global Environmental and Social Framework outlines roles and responsibilities for risk management of environmental and social risks as a shared responsibility between multiple risk management teams including GOERM, Conduct and Culture Risk Management, and Third Party Risk Management, in addition to regional risk management teams.

Within CIBC's Risk Management function, the GOERM group provides independent oversight of the measurement, monitoring and control of environmental risks. This group is led by the Executive Vice-President, GOERM, who has direct accountability to the CRO for environmental risk oversight. This team works closely with the Enterprise Sustainability team, to ensure that environmental and social risks are integrated into our sustainability priorities, as well as with the SBUs and functional groups to ensure that environmental and social practices are applied to the banking services that we provide to our clients, the relationships we have with our stakeholders, and to the way we manage our facilities.

Environmental risk, including but not limited to climate-related issues, and social risk are components of reputation and legal risks. These risks are therefore assessed and mitigated according to the policies and related procedures followed for managing reputation and legal risks, including through the Reputation Risk Management Framework, Global Reputation and Legal Risks Policy and business-specific procedures. See the "Reputation and legal risks" section for additional information.

In addition, our Corporate Environmental Policy, which is under the overall management of the Environmental Risk Management team, describes our approach to prudent environmental management, including climate-related issues, and assigns responsibilities for managing our environmental impacts. Our Corporate Environmental Policy states that CIBC will develop, implement and maintain standards and procedures to review, assess and manage the environmental risks inherent in lending and investment activities and seek through such activities to promote sound environmental management practices among those with whom business is conducted. For example, environmental and social evaluations are integrated into our credit risk assessment processes, with standards and procedures in place for all sectors. In addition, environmental and social risk assessments in project finance, project-related corporate loans and bridge loans are required, in accordance with our commitment as a signatory to the Equator Principles (adopted in 2003), which are a voluntary set of guidelines for financial institutions based on the screening criteria from the International Finance Corporation. An escalation process is in place for transactions with the potential to have significant environmental and social risk, with escalation up to the Reputation and Legal Risks Committee for senior executive review, if required.

Some environmental and social risks, such as child labour or other human rights violations, are components of third-party risk management and are identified, assessed, mitigated, monitored and reported as per CIBC's Third Party Risk Management Policy (see the "Top and emerging risks – Third-party risk" section). We have procedures in place to assess supplier risk and to govern our contracted supplier relationships. Due diligence reviews of new, existing, and prospective suppliers require consideration of applicable sustainability factors in order to mitigate these potential risks within our supply chain as captured in the CIBC Sustainability Report and CIBC on Human Rights: Modern Slavery and Human Trafficking Statement, which are available on our website.

### Climate change

Climate risk is integrated into our risk management processes, beginning with our climate-related risk appetite, which is defined based on qualitative and quantitative considerations and reflects our guiding principle of practicing sound risk management, as well as enabling us to address stakeholders' expectations with respect to climate risk management. Tolerance levels have been implemented into our Risk Appetite Statements regionally and enterprise-wide for relevant SBUs. We continue to evaluate relevant metrics and will include additional quantitative measures to our Risk Appetite Statements, as needed, as climate-related risk management practices evolve and mature.

We are actively identifying and assessing climate-related risks and how they might impact business operations, cause physical damage, disrupt supply chains and affect global economies, and ultimately impact credit and market risk. To do this, we are continuing to develop a suite of tools including carbon risk scoring, heat maps, scenario analysis and measuring financed emissions to give us insights into the risks at a client, sector and portfolio level, as there is not one individual tool that can adequately measure the risks that our clients face due to climate change.

Our carbon risk scoring considers the short, medium and long-term impacts that a corporate or commercial client might face due to climate change such as policy, technology and market shifts. It allows us to score each client on a scale of advanced to poor, referring those clients that score poorly to our High Carbon Score Committee, made up of representatives from the relevant SBUs and risk management, to develop appropriate action plans to mitigate the risk.

Our heat map approach provides a visual representation of the business and government sectors that are vulnerable to climate-related risks. Based on this heat map assessment, we assign a score to each industry and sector within our portfolio based on general exposure to physical and transition risks, allowing us to prioritize sectors with significant exposure to climate change for further in-depth analysis.

Scenario analysis allows us to explore the potential risks and opportunities we face across a range of plausible climate futures, under certain conditions and assumptions. It includes assessing potential financial losses and risk-weighted assets, which could impact capital requirements under each scenario. We will continue refining our climate scenario analysis approach as industry standards and regulations evolve.

These risk management tools provide us with a higher level of granularity to understand how our individual portfolios behave with regard to climate-related risks and where to focus mitigation efforts, as well as informing business decisions towards potential opportunities and areas where we can support our clients. We will continue expanding our knowledge and exploring and assessing climate-related risk impacts as industry standards, the regulatory environment, data quality, tools and our approach mature.

### Human rights and codes of conduct

CIBC is committed to respecting and protecting human rights, which means that we do not tolerate any form of modern slavery throughout our business and supply chains.

We are committed to upholding human rights by incorporating global industry practices enterprise-wide, including the United Nations Guiding Principles on Business and Human Rights, and promoting a fair, diverse and inclusive work environment. We publicly report in accordance with applicable human rights legislation, including the United Kingdom's Modern Slavery Act 2015, the Australian Modern Slavery Act 2018, and Canada's Fighting Against Forced Labour and Child Labour in Supply Chains Act. We comply with all applicable human rights laws and standards in the jurisdictions in which we operate, including those addressing modern slavery, pay equity, employment equity, health and safety, discrimination, and harassment. We expect our team members, clients, suppliers, and other third parties with whom we have a business relationship to share our commitment to respect human rights and to mitigate modern slavery risks. More information can be found in the CIBC on Human Rights: Modern Slavery and Human Trafficking Statement, which is available on our website.

CIBC's Code of Conduct (Code) is an important reference point in our culture and sets out an integrated framework of key principles, policies, guidelines and processes designed to empower team members to act in a manner consistent with the highest standards of ethical and professional conduct. Our Code is applicable to all team members of CIBC and its wholly owned subsidiaries, except for team members in CIBC Cayman Bank Limited and CIBC Cayman Reinsurance Limited, which have their own codes of conduct to comply with local requirements. Each year, all team members must attest that they have read, understood and continually abide by our Code. We also have mechanisms in place to detect and identify potential violations of our Code, which are reviewed through the appropriate channels, in accordance with applicable laws and CIBC policies, guidelines and processes, to determine outcomes and consequences.

More information on sustainability governance, policy, management and performance can be found in our Sustainability Report, which is available on our website.

### Regulatory compliance risk

Regulatory compliance risk is the risk of CIBC's potential non-conformance with applicable regulatory requirements.

Our approach to managing and mitigating regulatory compliance risk aligns with CIBC's Risk Appetite Statement and centers around fostering a robust risk culture. The foundation of this approach is a comprehensive Regulatory Compliance Management (RCM) Framework. The RCM Framework, owned by the Senior Vice-President, Chief Compliance and Privacy Officer and Global Regulatory Affairs, and approved by the RMC, maps regulatory requirements to our internal mitigants (such as policies, procedures, and at least one control) that evidence regulatory compliance.

Our Compliance department is responsible for developing and maintaining a comprehensive RCM Program, including oversight of the RCM Framework. This department operates independently from business management and regularly reports to the RMC.

The primary responsibility for complying with all applicable regulatory requirements rests with senior management of the business and functional groups, and extends to all employees. The Compliance department's activities support these groups, with a particular focus on regulatory requirements that govern the relationship between CIBC and its clients.

See the "Regulatory developments" section for further details.

### Insurance risk

Insurance risk is the risk of loss arising from the obligation to pay out benefits and expenses on insurance policies in excess of expected amounts. Unfavourable actual experience could emerge due to adverse fluctuations in timing, size and frequency of actual claims (e.g., mortality, morbidity), policyholder behaviour (e.g., cancellation of coverage), or associated expenses.

Insurance contracts provide financial compensation to the beneficiary in the event of an insured risk occurring in exchange for premiums. We are exposed to insurance risk in our insurance business and in our reinsurance business within the respective subsidiaries.

Senior management of the insurance and reinsurance subsidiaries have primary responsibility for managing insurance risk with oversight by Risk Management. The insurance and reinsurance subsidiaries also have their own boards of directors, and an independent Appointed Actuary who provide additional input to risk management oversight. Processes and oversight are in place to manage the risk to our insurance business. Underwriting risk on business assumed is managed through risk policies that limit exposure to an individual life, to certain types of business and to regions.

Our risk governance practices ensure strong independent oversight and control of risk within the insurance businesses. The subsidiaries' boards outline the internal risk and control structure to manage insurance risk, which includes risk, capital and control policies, processes as well as limits and governance. Senior management of the insurance and reinsurance subsidiaries and Risk Management attend the subsidiaries' board meetings.

### Reputation and legal risks

Our reputation and financial soundness are of fundamental importance to us and to our clients, shareholders, third parties, regulators, team members and communities.

Reputation risk is the risk of negative publicity regarding our business conduct or practices which, whether true or not, could significantly harm our reputation as a leading financial institution, or could materially and adversely affect our business, operations or financial condition.

Legal risk is the risk of financial loss arising from one or more of the following factors: (a) civil, criminal or regulatory enforcement proceedings against us; (b) our failure to correctly document, enforce or comply with contractual obligations; (c) failure to comply with our legal obligations to clients, investors, team members, counterparties or other stakeholders; (d) failure to take appropriate legal measures to protect our assets or security interests; or (e) misconduct by our team members or agents.

All team members at CIBC play an important role in protecting our reputation by ensuring that the highest ethical standards are followed in how we act and what we do. Not only must we act with integrity at all times, we must also ensure that activities being conducted do not pose undue risks to CIBC's reputation for ethical, sound and responsible business practices. As a result, requirements for the management and oversight of potential reputation risk are integrated throughout our framework of policies and related procedures. These processes include the management of various risks as set out in CIBC's Risk Appetite Statement, Risk Management Framework and Code of Conduct. Our Reputation Risk Management Framework, Global Reputation and Legal Risks Policy and business-specific procedures outline how we safeguard our reputation through identification, assessment, escalation and mitigation of potential reputation and legal risks. Proactive management of potential reputation and legal risks is a key responsibility of CIBC and all our team members.

Overall governance and oversight of reputation risk is provided by the Board, primarily through the RMC of the Board. Senior management oversight of reputation and legal risks is provided by the Reputation and Legal Risks Committee, which is a subcommittee of GRC and reports its activities regularly to the GRC. Additionally, there are specific senior management committees across the enterprise that provide further oversight to ensure required practices are followed and any material reputation and legal risks are identified, managed, and if required, escalated, effectively.

### Conduct and culture risk

Conduct risk is the risk that the actions or omissions (i.e., behaviour) of CIBC, team members or third parties: do not align with our desired culture; deliver poor, inappropriate or unfair outcomes for clients, team members or shareholders; result in adverse market practices and outcomes; impact CIBC's reputation as a leading financial institution; or materially and adversely affect our business, operations or financial condition.

Culture risk is the risk that the implicit or explicit beliefs, values and norms guiding team members' behaviours and decision-making could adversely affect CIBC's strategy, reputation, business or financial condition.

Our Conduct and Culture Risk Framework applies enterprise-wide and outlines the proactive management and oversight of potential conduct and culture risk. Every team member is accountable for the identification and management of conduct and culture risk. The overarching principles and requirements for maintaining appropriate conduct, addressing inappropriate conduct and embedding CIBC's desired culture are covered in CIBC's Code and other global, regional and business specific policies, frameworks, processes and procedures. All team members must continually abide by the Code, and CIBC policies, frameworks, processes and procedures in carrying out the accountabilities of their role. Overall governance of conduct and culture risk is provided by the Board and its committees, including the CGC, as well as senior management committees.

# Accounting and control matters

## Critical accounting policies and estimates

The consolidated financial statements of CIBC have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB). These consolidated financial statements also comply with Section 308(4) of the *Bank Act* (Canada) and the requirements of OSFI. A summary of material accounting policies is presented in Note 1 to the consolidated financial statements.

Certain accounting policies require us to make judgments and estimates, some of which relate to matters that are uncertain. In particular, changes in the judgments and estimates related to IFRS 9 can have a significant impact on the level of ECL allowance recognized and period-over-period volatility of the provision for credit losses. Changes in the judgments and estimates required in the critical accounting policies discussed below could have a material impact on our financial results. We have established control procedures to ensure accounting policies are applied consistently and processes for changing methodologies are well controlled.

### Use and classification of financial instruments

As a financial institution, our assets and liabilities primarily comprise financial instruments, which include deposits, securities, loans, derivatives, repurchase agreements, and subordinated indebtedness.

We use these financial instruments for both trading and non-trading activities. Trading activities primarily include the purchase and sale of securities and commodities, transacting in foreign exchange and derivative instruments in the course of facilitating client trades and taking proprietary trading positions with the objective of income generation. Non-trading activities generally include the business of lending, investing, funding and ALM.

The use of financial instruments may either introduce or mitigate exposures to market, credit and/or liquidity risks. See the "Management of risk" section for details on how these risks are managed.

Financial instruments are accounted for according to their classification. Judgment is applied in determining the appropriate classification of financial instruments under IFRS 9, in particular as it relates to the assessment of whether debt financial assets meet the solely payment of principal and interest (SPPI) test, and the assessment of the business model used to manage financial assets. For details on the accounting for these instruments under IFRS 9, see Note 1 to the consolidated financial statements.

### Determination of fair value of financial instruments

Under IFRS 9, debt, equity securities and business and government loans measured at FVTPL, obligations related to securities sold short, derivative contracts, FVOCI securities and FVO financial instruments are carried at fair value. FVO financial instruments include certain secured borrowings, obligations related to securities sold under repurchase agreements, structured deposits and business and government deposits. Certain retail mortgage interest rate commitments are also designated as FVO financial instruments.

IFRS 13 defines fair value to be the price that would be received to sell an asset or paid to transfer a liability at the measurement date in an orderly arm's-length transaction between market participants in the principal market under current market conditions (i.e., the exit price). Fair value measurements are categorized into levels within a fair value hierarchy based on the nature of the valuation inputs (Level 1, 2 or 3). We have an established and documented process for determining fair value. Fair value is based on unadjusted quoted prices in an active market for the same instrument, where available (Level 1). If active market prices or quotes are not available for an instrument, fair value is then based on valuation models in which the significant inputs are observable (Level 2) or in which one or more of the significant inputs are non-observable (Level 3). Estimating fair value requires the application of judgment. The type and level of judgment required is largely dependent on the amount of observable market information available. To ensure that valuations are appropriate, a number of policies and controls are in place, including independent validation of valuation inputs to external sources such as exchange quotes, broker quotes or other management-approved independent pricing sources.

For instruments valued using internally developed models that use significant non-observable market inputs and are therefore classified within Level 3 of the hierarchy, the judgment used to estimate fair value is more significant than when estimating the fair value of instruments classified within Levels 1 and 2.

The following table presents amounts, in each category of financial instruments, which are valued using valuation techniques based on Level 3 inputs. For further details on the valuation of and sensitivity associated with Level 3 financial assets and liabilities, see Note 2 to the consolidated financial statements.

| $ millions, as at October 31 | 2025 | | 2024 | |
| --- | --- | --- | --- | --- |
| | Level 3 | Total [1] | Level 3 | Total [1] |
| **Assets** | | | | |
| Securities and loans measured at FVTPL | $ 1,099 | 0.8 % | $ 612 | 0.6 % |
| Equity securities designated at FVOCI | 534 | 0.6 | 203 | 0.3 |
| Derivative instruments | 166 | 0.4 | 101 | 0.3 |
| **Total** | $ 1,799 | 0.7 % | $ 916 | 0.4 % |
| **Liabilities** | | | | |
| Deposits and other liabilities [2] | $ 476 | 1.1 % | $ 416 | 1.0 % |
| Derivative instruments | 1,143 | 2.8 | 1,083 | 2.7 |
| **Total** | $ 1,619 | 1.4 % | $ 1,499 | 1.3 % |

(1) Represents the percentage of Level 3 assets and liabilities over total assets and liabilities for each reported category that are carried on the consolidated balance sheet at fair value.
(2) Includes FVO deposits and bifurcated embedded derivatives.

Note 2 to the consolidated financial statements presents the valuation methods used to determine fair value showing separately those financial instruments that are carried at fair value on the consolidated balance sheet and those that are not.

In order to reflect the observed market practice of pricing collateralized and uncollateralized derivatives, our valuation approach uses overnight indexed swap curves as the discount rate in the valuation of collateralized derivatives and market cost of funding in the valuation of uncollateralized derivatives. The use of a market cost of funds curve reduces the fair value of uncollateralized derivative assets incremental to the reduction in fair value for credit risk already reflected through the CVA. In contrast, the use of a market cost of funds curve reduces the fair value of uncollateralized derivative liabilities in a manner that generally includes adjustments for our own credit. As market practices continue to evolve in regard to derivative valuation, further adjustments may be required in the future.

**Fair value adjustments**

We apply judgment in establishing valuation adjustments that take into account various factors that may have an impact on the valuation of financial instruments that are carried at fair value on the consolidated balance sheet. Such factors include, but are not limited to, the bid-offer spread, illiquidity due to lack of market depth and other market risks, parameter uncertainty, model risk and credit risk.

The establishment of fair value adjustments involves estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments on an ongoing basis. The level of fair value adjustments could change as events warrant and may not reflect ultimate realizable amounts.

As at October 31, 2025, the total valuation adjustments related to financial instruments carried at fair value on the consolidated balance sheet was $422 million (2024: $336 million), primarily related to credit risk, bid-offer spreads, and parameter uncertainty of our derivative assets and liabilities, as well as adjustments recognized for valuing our uncollateralized derivative assets and liabilities based on an estimated market cost of funds curve.

## Impairment of financial assets

Under IFRS 9, we establish and maintain ECL allowances for all debt instrument financial assets classified as amortized cost or FVOCI. In addition, the ECL allowances apply to loan commitments and financial guarantees that are not measured at FVTPL.

ECL allowances represent credit losses that reflect an unbiased and probability-weighted amount that is determined by evaluating a range of possible outcomes, the time value of money and reasonable and supportable information about past events, current conditions and forecasts of future economic conditions. One of the objectives of IFRS 9 is to record lifetime losses on all financial instruments that have experienced a significant increase in credit risk since their initial recognition. As a result, ECL allowances are measured at amounts equal to either: (i) 12-month ECL; or (ii) lifetime ECL for those financial instruments that have experienced a significant increase in credit risk since initial recognition or when there is objective evidence of impairment.

**Key drivers of expected credit loss**

The ECL impairment requirements of IFRS 9 require that we make judgments and estimates related to matters that are uncertain. In particular, the ECL requirements of IFRS 9 incorporate the following elements that are subject to a high level of judgment:

- Determining when a significant increase in credit risk of a loan has occurred;
- Measuring both 12-month and lifetime credit losses; and
- Forecasting forward-looking information for multiple scenarios and determining the probability weighting of each scenario.

In addition, the interrelationship between these elements is also subject to a high degree of judgment. Changes in the judgments and estimates related to IFRS 9 can have a significant impact on the level of ECL allowance recognized and the period-over-period volatility of the provision for credit losses. Changes in a particular period could have a material impact on our financial results. We continue to operate in an uncertain macroeconomic environment. As a result, a heightened level of judgment is required to estimate ECLs. Actual results could differ from these estimates and assumptions. See Note 5 to our consolidated financial statements for more information concerning the high level of judgment inherent in the estimation of ECL allowance under IFRS 9.

**Use of the regulatory framework**

Our ECL models leverage the data, systems and processes that are used to calculate Basel expected loss regulatory adjustments for the portion of our retail and business and government portfolios under the IRB approach. Significant judgment is applied in leveraging the data and modelling techniques used to calculate Basel risk parameters to meet IFRS 9 requirements, including the conversion of through-the-cycle estimates to the point-in-time parameters used under IFRS 9 that consider forward-looking information. In addition, credit losses under IFRS 9 are 12 months for stage 1 financial instruments and lifetime for stage 2 and stage 3 financial instruments, compared to 12 months for IRB portfolios under Basel. The main differences between Basel risk parameters and IFRS 9 parameters are explained in the table below:

| | *Regulatory Capital* | *IFRS 9* |
|---|---|---|
| PD | Through-the-cycle PD represents long-run average PD throughout a full economic cycle | Point-in-time 12-month or lifetime PD based on current conditions and relevant forward-looking assumptions |
| LGD | Downturn LGD based on losses that would be expected in an economic downturn and subject to certain regulatory floors | Unbiased probability-weighted LGD based on estimated LGD including impact of relevant forward-looking assumptions such as changes in collateral value |
| | Discounted using the cost of capital or opportunity cost | Discounted using the effective interest rate |
| EAD | Based on the drawn balance plus expected utilization of any undrawn portion prior to default, and cannot be lower than the drawn balance | Amortization and repayment of principal and interest from the balance sheet date to the default date is also captured |
| Other | | ECL is discounted from the default date to the reporting date |

**Attribution of provision for credit losses**

We recognize provision for credit losses on both impaired (stage 3) and performing (stages 1 and 2) loans in the respective SBUs. Provision for credit losses recognized directly on our consolidated statement of income is in respect to financial instruments classified as loans. Provision for credit losses for FVOCI debt securities and amortized cost securities are recognized in Gains (losses) from debt securities measured at FVOCI and amortized cost, net in the consolidated statement of income.

## Hedge accounting

The IFRS 9 hedge accounting guidance is intended to better align the accounting with risk management activities. However, IFRS 9 allows the existing hedge accounting requirements under IAS 39 to continue in place of the hedge accounting requirements under IFRS 9. As permitted, we previously elected to not adopt the IFRS 9 hedge accounting requirements and instead retained the IAS 39 hedge accounting requirements. As required, we have adopted the hedge accounting disclosure requirements under amendments to IFRS 7 that were effective in 2018.

## Securitizations and structured entities

### Securitization of our own assets

Under IFRS 10 "Consolidated Financial Statements" (IFRS 10), judgment is exercised in determining whether an investor controls an investee including assessing whether the investor has: (i) power over the investee; (ii) exposure, or rights, to variable returns from its involvement with the investee; and (iii) the ability to affect those returns through its power over the investee. Power may be exercised through voting or similar rights or, in the case of SEs, through contractual arrangements that direct the relevant activities of the investee. When voting rights are not relevant in deciding whether CIBC has power over an entity, particularly for complex SEs, the assessment of control considers all facts and circumstances, including the purpose and design of the investee, its relationship with other parties and each party's ability to make decisions over significant activities, and whether CIBC is acting as a principal or as an agent.

We sponsor several SEs that have purchased and securitized our own assets including Cards II Trust and HELOCS Trust, which we consolidate under IFRS 10.

We also securitize our own mortgage assets through a government-sponsored securitization program. We sell these securitized assets to a government-sponsored securitization vehicle that we do not consolidate, as well as to other third parties. IFRS 9 provides guidance on when to derecognize financial assets. A financial asset is derecognized when the contractual rights to receive cash flows from the asset have expired, or when we have transferred the rights to receive cash flows from the asset such that:
- We have transferred substantially all the risks and rewards of the asset; or
- We have neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.

We have determined that our securitization activities related to residential mortgages, cards receivables and HELOCs are accounted for as secured borrowing transactions because we have not met the aforementioned criteria.

Securities lending and repurchase transactions generally do not result in the transfer of substantially all the risks and rewards of the securities and as a result do not result in derecognition of the securities.

### Securitization of third-party assets

We also sponsor several SEs that acquire direct or indirect ownership or security interests in pools of financial assets from our clients and finance the acquisitions by issuing ABCP to investors. We consider a number of factors in determining whether CIBC controls these SEs. We monitor the extent to which we support these SEs, through direct investment in the debt issued by the SEs and through the provision of liquidity protection to the other debtholders, to assess whether we should consolidate these entities.

IFRS 10 also requires that we reconsider our consolidation assessment if facts and circumstances relevant to the entities indicate that there are changes to one or more of the three elements of control described above. Factors that trigger reassessment include, but are not limited to, significant changes in ownership structure of the entities, changes in contractual or governance arrangements, provision of a liquidity facility beyond the original terms, transactions with the entities that were not contemplated originally and changes in the financing structure of the entities.

Specifically, in relation to our multi-seller conduits, we would reconsider our consolidation assessment if our level of interest in the ABCP issued by the conduits changes significantly, or in the rare event that the liquidity facility that we provide to the conduits is drawn or amended.

A significant increase in our holdings of the outstanding commercial paper issued by the conduits would become more likely in a scenario in which the market for bank-sponsored ABCP suffered a significant deterioration such that the conduits were unable to roll their ABCP.

For additional information on the securitizations of our own assets and third-party assets, see the "Financial condition – Off-balance sheet arrangements" section and Note 6 to the consolidated financial statements.

## Leases

As a lessee, we recognize a right-of-use asset and a corresponding lease liability based on the present value of future lease payments, less any lease incentives receivable, when the lessor makes the leased asset available for use to CIBC. We apply judgment in determining the appropriate lease term, which is based on the non-cancellable portion of the lease term, adjusted for any renewal or termination options that are reasonably certain to be exercised. In accounting for the lease, we also determine the appropriate discount rates based on the rate implicit in the lease, if determinable, or on CIBC's incremental borrowing rate.

As an intermediate lessor for office space, we apply judgment to classify a sublease as an operating or finance sublease based on whether substantially all of the risks and rewards related to the underlying right-of-use asset are transferred to the sub-lessee. If classified as a finance sublease, the related right-of-use asset is derecognized and an investment in sublease is recognized based on the head lease discount rate unless the rate implicit in the sublease is determinable. Where a finance sublease includes lease and non-lease components, we allocate the total consideration in the contract to each component based on our estimation of the stand-alone prices for each of these components. The investment in sublease is subsequently measured using the effective interest rate method, with interest income recognized over the term of the sublease. Rental income from operating subleases is recognized on a systematic basis over the lease term. For finance subleases, we apply similar judgments as to when we are acting as a lessee to determine the appropriate lease term.

We are also lessors in both financing leases and operating leases related to equipment financing activities for our clients. Judgment is applied to classify these leases as a financing lease or as an operating lease based on whether substantially all the risks and rewards related to ownership of the leased asset are transferred to the lessee. In a financing lease, the leased asset is derecognized and a net investment in the lease is recognized, which is initially measured as the present value of the lease payments to be received from the lessee and any unguaranteed residual value we expect to recover at the end of the lease, discounted at the interest rate implicit in the lease. The net investment in the financing lease is presented as part of Business and government loans on our consolidated balance sheet.

## Asset impairment

### Goodwill

As at October 31, 2025, we had goodwill of $5,475 million (2024: $5,443 million). Goodwill is not amortized, but is tested, at least annually, for impairment by comparing the recoverable amount of the cash-generating unit (CGU) to which goodwill has been allocated, with the carrying amount of the CGU including goodwill. Any deficiency is recognized as impairment of goodwill. The recoverable amount of a CGU is defined as the higher of its estimated fair value less cost to sell and its value in use. Goodwill is also required to be tested for impairment whenever there are indicators that it may be impaired.

Estimation of the recoverable amount is an area of significant judgment. Recoverable amounts are estimated using internally developed models that require the use of significant assumptions including forecasted earnings, discount rates, growth rates, forecasted regulatory capital requirements, and price-earnings multiples. Reductions in the estimated recoverable amount could arise from various factors, such as reductions in forecasted cash flows, an increase in the assumed level of required capital, and any adverse changes to the discount rate or terminal growth rates either in isolation or in any combination thereof. Where our estimated recoverable amount is not significantly in excess of the carrying amount of the CGU, additional judgment is required, and reductions in the recoverable amount are more likely to result in an impairment charge.

In the fourth quarter of 2025, we performed our annual impairment test. We concluded that the recoverable amounts of our CGUs were in excess of their carrying amounts.

For additional information, see Note 8 to the consolidated financial statements.

### Other intangible assets and long-lived assets

As at October 31, 2025, we had other intangible assets with an indefinite life of $116 million (2024: $116 million) and with a definite life of $154 million (2024: $199 million). Acquired intangible assets are separately recognized if the benefits of the intangible assets are obtained through contractual or other legal rights, or if the intangible assets can be sold, transferred, licensed, rented or exchanged. Determining the useful lives of intangible assets requires judgment and fact-based analysis.

Intangible assets with an indefinite life are not amortized but are assessed for impairment by comparing the recoverable amount to the carrying amount. The recoverable amount is defined as the higher of the estimated fair value less cost to sell and value in use. An impairment test is required at least annually, or whenever there are indicators that these assets may be impaired.

Long-lived assets and other identifiable intangible assets with a definite life are amortized over their estimated useful lives. These assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount is higher than the recoverable amount.

Determining the recoverable amount of intangible assets and long-lived assets is an area of judgment as we estimate the future cash flows expected to result from the use of the asset and, where appropriate, cash flows arising from the asset's eventual disposition.

For additional information, see Note 8 to the consolidated financial statements.

## Income taxes

We are committed to responsible tax practices. We exercise active tax governance and tax compliance processes in accordance with the statutory obligations of all jurisdictions in which we operate. We seek to manage tax risk to ensure any financial exposure is well understood and remains consistent with our strategy and overall risk appetite.

We are subject to income tax laws in the various jurisdictions where we operate, and the complex tax laws are potentially subject to different interpretations by us and the relevant taxation authority. Management judgment is applied in the interpretation of the relevant tax laws and in estimating the expected timing and amount of the provision for current and deferred income taxes based on an assessment of the relevant factors.

Current tax is calculated using tax rates enacted or substantively enacted as at the reporting date. For Canadian income taxes, substantively enacted is generally interpreted to occur at the point of a third reading in a Canadian Parliament held by a minority government, or the first reading in a Canadian Parliament held by a majority government.

Deferred tax assets or liabilities are determined for each temporary difference based on the tax rates that are expected to be in effect in the period that the assets are realized or the liabilities are settled, based on the laws that have been enacted or substantively enacted as at the reporting date.

Deferred tax liabilities are not recognized on taxable temporary differences arising on our NIFOs if they are not expected to reverse in the foreseeable future and we expect to control the timing of reversal. Deferred tax assets are not recognized on deductible temporary differences arising on our NIFOs if they are not expected to reverse in the foreseeable future or it is not probable future taxable profits will be available against which these deductible temporary differences can be utilized.

We assess quarterly the probability that our deferred tax assets will be realized prior to their expiration and determine if any portion of our deferred tax assets should not be recognized.

For further details on our income taxes, see Note 18 to the consolidated financial statements.

## Contingent liabilities and provisions

### Legal proceedings and other contingencies

In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. Legal provisions are established if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made.

While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on our consolidated financial statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period. We regularly assess the adequacy of CIBC's litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.

A description of significant ongoing matters to which CIBC is a party can be found in Note 21 to the consolidated financial statements. The provisions disclosed in Note 21 include accruals for legal matters as at October 31, 2025, including amounts related to the significant legal proceedings described in that note and to other legal matters. Tax examinations and disputes are excluded. Income tax matters are addressed in Note 18 to the consolidated financial statements.

Note 21 also includes information on reasonably possible losses over and above amounts that have been accrued, which are losses that are neither probable, nor remote, for significant legal matters for which an estimate can be made.

### Post-employment and other long-term benefit plan assumptions

We sponsor a number of benefit plans to eligible employees, including registered and supplemental pension plans, and post-retirement medical and dental plans (other post-employment benefit plans). We also continue to sponsor long-term disability medical and dental benefit plans (collectively, other long-term benefit plans).

The calculation of net defined benefit plan expense and obligations depends on various actuarial assumptions such as discount rates, health-care cost trend rates, turnover of employees, projected salary increases, retirement age and mortality rates. The actuarial assumptions used for determining the net defined benefit plan expense for a fiscal year are set at the beginning of the annual reporting period, are reviewed in accordance with accepted actuarial practice and are approved by management.

The discount rate assumption used in measuring the net defined benefit plan expense and obligations reflects market yields, as of the measurement date, on high-quality debt instruments with a currency and term to maturity that match the currency and expected timing of benefit payments. Our discount rate is estimated by developing a yield curve based on high-quality corporate bonds. While there is a deep market of high-quality corporate bonds denominated in Canadian dollars with short and medium terms to maturity, there is not a deep market in bonds with terms to maturity that match the timing of all the expected benefit payments for all of our Canadian plans. As a result, for our Canadian pension, other post-employment and other long-term benefit plans, we estimate the yields of high-quality corporate bonds with longer-term maturities by extrapolating current yields on bonds with short- and medium-term durations along the yield curve. Judgment is required in constructing the yield curve, and as a result, different methodologies applied in constructing the yield curve can give rise to different discount rates.

For further details of our annual pension and other post-employment expense and obligations, see Note 1 and Note 17 to the consolidated financial statements.

### Self-managed loyalty points program

We sponsor certain self-managed credit card loyalty points programs for which we recognize credit card loyalty point liabilities that are subject to periodic remeasurement to reflect the expected cost of redemption as this expectation changes over time. The calculation of the expected cost of redemption requires the use of judgment and depends on various assumptions, including estimation of the cost per point and the long-term redemption rate.

For further details on our self-managed loyalty points programs, see Note 1 to the consolidated financial statements.

## Accounting developments

For details on future accounting policy changes, refer to Note 30 to our consolidated financial statements.

## Other regulatory developments

### Interest rate benchmark reform

Various interest rate and other indices previously deemed to be "benchmarks", including the London Interbank Offered Rate (LIBOR) and Canadian Dollar Offered Rate (CDOR) were the subject of international regulatory guidance and reforms. Consistent with regulatory expectations, we completed the transition of our USD LIBOR referenced contracts to alternative rates as of June 30, 2023, redeemed subordinated debenture liabilities amounting to US$48 million that referenced USD LIBOR by February 28, 2025, and completed the transition of CDOR and bankers' acceptance based contracts to alternative rates in the third quarter of 2024.

### Federal Deposit Insurance Corporation (FDIC) Special Assessment

On November 16, 2023, the FDIC Board of Directors approved the final ruling to implement a special assessment on certain insured U.S. depository institutions to recover the cost associated with protecting uninsured depositors following the closures of Silicon Valley Bank and Signature Bank. Our U.S. depository institution, CIBC Bank USA, is subject to this special assessment and recognized a cumulative net pre-tax charge of $103 million (US$77 million) in fiscal 2024 based on our expectations of the total payable amount. The special assessment remains subject to adjustment by the FDIC based on the revised estimated and actual losses incurred from the receivership process.

### OSFI Guideline E-23 – Model Risk Management

On September 11, 2025, OSFI published the final Guideline E-23, which sets expectations for FRFIs to manage risks associated with the use of models, which includes traditional actuarial models as well as emerging technologies such as AI and ML. This guideline introduces a principles-based framework that applies to all types of models, regardless of the technology used. It does not prohibit any specific modelling approaches, allowing FRFIs to innovate while maintaining sound risk management practices. FRFIs are expected to implement this guideline from May 2027, following an 18-month transition period, which gives time to assess their current practices, make necessary adjustments, and implement the Guideline effectively.

## Related-party transactions

We have various processes in place to ensure that the relevant related-party information is identified and reported to the CGC of the Board on a quarterly basis, as required by the *Bank Act* (Canada). The CGC has the responsibility for reviewing our policies and practices in identifying transactions with our related parties that may materially affect us, and reviewing the associated procedures for promoting compliance with the *Bank Act* (Canada).

In the ordinary course of business, we provide banking services and enter into transactions with related parties on terms similar to those offered to unrelated parties. Related parties include key management personnel[(1)], their close family members, and entities that they or their close family members control or jointly control. Related parties also include associates and joint ventures accounted for under the equity method, and post-employment benefit plans for CIBC employees. Loans to these related parties are made in the ordinary course of business and on substantially the same terms as for comparable transactions with unrelated parties. We offer a subsidy on annual fees and preferential interest rates on credit card balances to senior officers, which is the same offer extended to all employees of CIBC. In addition, CIBC offers deferred share and other plans to non-employee directors, executives, and certain other key employees. Details of our compensation of key management personnel[(1)] and our investments in equity-accounted associates and joint ventures are disclosed in Notes 16, 17, 23 and 24 to the consolidated financial statements.

(1) Key management personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of CIBC directly or indirectly and comprise the members of the Board (referred to as directors), Group ELT and certain named officers per the *Bank Act* (Canada) (collectively referred to as senior officers). Board members who are also Group ELT members are included as senior officers.

## Policy on the Scope of Services of the Shareholders' Auditor

The "Policy on the Scope of Services of the Shareholders' Auditor" sets out the parameters for the engagement of the shareholders' auditor by CIBC that are consistent with applicable law, including the U.S. Sarbanes-Oxley Act of 2002 and SEC rules. The policy requires the Audit Committee's pre-approval of all work performed by the shareholders' auditor and prohibits CIBC from engaging the shareholders' auditor for "prohibited" services. The Audit Committee is accountable for the oversight of the work of the shareholders' auditor and for an annual assessment of the engagement team's qualifications, performance and independence, including lead audit partner rotation. The Audit Committee is also responsible for conducting a periodic comprehensive review of the external auditor at least every five years. The Audit Committee's oversight activities over the shareholders' auditor are disclosed in our Management Proxy Circular.

## Controls and procedures

### Disclosure controls and procedures

CIBC's disclosure controls and procedures are designed to provide reasonable assurance that relevant information is accumulated and communicated to CIBC's management, including the President and CEO and the Chief Financial Officer (CFO), to allow timely decisions regarding required disclosure.

CIBC's management, with the participation of the President and CEO and the CFO, has evaluated the effectiveness of CIBC's disclosure controls and procedures as at October 31, 2025 (as defined in the rules of the SEC and the CSA). Based on that evaluation, the President and CEO and the CFO have concluded that such disclosure controls and procedures were effective.

### Management's annual report on internal control over financial reporting

CIBC's management is responsible for establishing and maintaining adequate internal control over financial reporting for CIBC.

Internal control over financial reporting is a process designed by, or under the supervision of, the President and CEO and the CFO and effected by the Board, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. CIBC's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records, that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of CIBC; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB, and that receipts and expenditures of CIBC are being made only in accordance with authorizations of CIBC's management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of CIBC's assets that could have a material effect on the consolidated financial statements.

All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements on a timely basis. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

CIBC's management has used the Internal Control – Integrated Framework that was published in 2013 by the COSO as the basis to evaluate the effectiveness of CIBC's internal control over financial reporting.

As at October 31, 2025, management assessed the effectiveness of CIBC's internal control over financial reporting and concluded that such internal control was effective.

Ernst & Young LLP, the shareholders' auditor, has audited the consolidated financial statements of CIBC for the year ended October 31, 2025, and has also issued a report on internal control over financial reporting under standards of the Public Company Accounting Oversight Board (United States).

### Changes in internal control over financial reporting

There have been no changes in CIBC's internal control over financial reporting during the year ended October 31, 2025, that have materially affected, or are reasonably likely to materially affect, its internal control.

# Supplementary annual financial information

## Average balance sheet, net interest income and margin

| $ millions, for the year ended October 31 | Average balance [1] 2025 | 2024 | 2023 | Interest 2025 | 2024 | 2023 | Average rate 2025 | 2024 | 2023 |
|---|---|---|---|---|---|---|---|---|---|
| **Domestic assets** [2] | | | | | | | | | |
| Cash and deposits with banks | $ 12,308 | $ 12,159 | $ 23,261 | $ 465 | $ 774 | $ 1,265 | 3.78 % | 6.37 % | 5.44 % |
| Securities | 130,315 | 114,317 | 99,012 | 5,428 | 5,473 | 4,629 | 4.17 | 4.79 | 4.68 |
| Securities borrowed or purchased under resale agreements | 40,434 | 30,394 | 30,377 | 1,827 | 1,691 | 1,646 | 4.52 | 5.56 | 5.42 |
| Loans Residential mortgages | 277,571 | 269,759 | 265,871 | 11,204 | 12,454 | 11,236 | 4.04 | 4.62 | 4.23 |
| Personal | 44,493 | 43,476 | 43,029 | 3,124 | 3,638 | 3,382 | 7.02 | 8.37 | 7.86 |
| Credit card | 19,912 | 18,687 | 16,335 | 2,804 | 2,480 | 2,080 | 14.08 | 13.27 | 12.73 |
| Business and government | 111,409 | 103,026 | 97,113 | 6,099 | 6,831 | 5,888 | 5.47 | 6.63 | 6.06 |
| Total loans | 453,385 | 434,948 | 422,348 | 23,231 | 25,403 | 22,586 | 5.12 | 5.84 | 5.35 |
| Other interest-bearing assets | 6,235 | 4,699 | 5,556 | 293 | 254 | 254 | 4.70 | 5.41 | 4.57 |
| Derivative instruments | 13,612 | 14,484 | 15,569 | – | – | – | – | – | – |
| Customers' liability under acceptances | 11 | 5,907 | 11,497 | – | – | – | – | – | – |
| Other non-interest-bearing assets | 29,779 | 21,076 | 23,779 | – | – | – | – | – | – |
| Total domestic assets | 686,079 | 637,984 | 631,399 | 31,244 | 33,595 | 30,380 | 4.55 | 5.27 | 4.81 |
| **Foreign assets** [2] | | | | | | | | | |
| Cash and deposits with banks | 47,411 | 43,717 | 36,817 | 1,917 | 2,115 | 1,612 | 4.04 | 4.84 | 4.38 |
| Securities | 144,682 | 125,979 | 97,449 | 3,617 | 4,087 | 2,712 | 2.50 | 3.24 | 2.78 |
| Securities borrowed or purchased under resale agreements | 70,266 | 67,679 | 53,527 | 3,433 | 4,120 | 2,920 | 4.89 | 6.09 | 5.46 |
| Loans Residential mortgages | 5,850 | 5,569 | 5,294 | 273 | 267 | 251 | 4.67 | 4.79 | 4.74 |
| Personal | 1,416 | 1,319 | 1,335 | 105 | 98 | 65 | 7.42 | 7.43 | 4.87 |
| Credit card | 169 | 151 | 143 | 36 | 32 | 30 | 21.30 | 21.19 | 20.98 |
| Business and government | 112,737 | 96,332 | 94,599 | 7,940 | 7,701 | 6,894 | 7.04 | 7.99 | 7.29 |
| Total loans | 120,172 | 103,371 | 101,371 | 8,354 | 8,098 | 7,240 | 6.95 | 7.83 | 7.14 |
| Other interest-bearing assets | 3,557 | 2,566 | 2,480 | 196 | 170 | 155 | 5.51 | 6.63 | 6.25 |
| Derivative instruments | 23,176 | 15,075 | 16,866 | – | – | – | – | – | – |
| Other non-interest-bearing assets | 8,942 | 8,762 | 8,212 | – | – | – | – | – | – |
| Total foreign assets | 418,206 | 367,149 | 316,722 | 17,517 | 18,590 | 14,639 | 4.19 | 5.06 | 4.62 |
| **Total assets** | $ 1,104,285 | $ 1,005,133 | $ 948,121 | $ 48,761 | $ 52,185 | $ 45,019 | 4.42 % | 5.19 % | 4.75 % |
| **Domestic liabilities** [2] | | | | | | | | | |
| Deposits Personal | $ 230,685 | $ 224,154 | $ 214,833 | $ 4,374 | $ 5,759 | $ 4,474 | 1.90 % | 2.57 % | 2.08 % |
| Business and government | 245,886 | 228,570 | 232,733 | 8,896 | 11,710 | 11,395 | 3.62 | 5.12 | 4.90 |
| Bank | 2,727 | 1,990 | 1,219 | 65 | 71 | 35 | 2.38 | 3.57 | 2.87 |
| Secured borrowings | 54,523 | 46,278 | 44,538 | 2,339 | 2,554 | 2,324 | 4.29 | 5.52 | 5.22 |
| Total deposits | 533,821 | 500,992 | 493,323 | 15,674 | 20,094 | 18,228 | 2.94 | 4.01 | 3.69 |
| Derivative instruments | 14,740 | 17,904 | 19,507 | – | – | – | – | – | – |
| Acceptances | 11 | 5,913 | 11,497 | – | – | – | – | – | – |
| Obligations related to securities sold short | 17,625 | 19,526 | 15,236 | 451 | 517 | 334 | 2.56 | 2.65 | 2.19 |
| Obligations related to securities lent or sold under repurchase agreements | 21,696 | 18,527 | 22,139 | 1,036 | 1,155 | 1,181 | 4.78 | 6.23 | 5.33 |
| Other liabilities | 23,945 | 17,963 | 19,159 | 172 | 263 | 292 | 0.72 | 1.46 | 1.52 |
| Subordinated indebtedness | 7,957 | 7,349 | 6,470 | 407 | 505 | 453 | 5.11 | 6.87 | 7.00 |
| Total domestic liabilities | 619,795 | 588,174 | 587,331 | 17,740 | 22,534 | 20,488 | 2.86 | 3.83 | 3.49 |
| **Foreign liabilities** [2] | | | | | | | | | |
| Deposits Personal | 24,497 | 22,420 | 19,891 | 589 | 635 | 419 | 2.40 | 2.83 | 2.11 |
| Business and government | 208,890 | 189,217 | 172,446 | 7,745 | 8,409 | 6,871 | 3.71 | 4.44 | 3.98 |
| Bank | 24,155 | 23,951 | 23,110 | 833 | 1,113 | 932 | 3.45 | 4.65 | 4.03 |
| Secured borrowings | 5,752 | 4,515 | 4,172 | 269 | 225 | 183 | 4.68 | 4.98 | 4.39 |
| Total deposits | 263,294 | 240,103 | 219,619 | 9,436 | 10,382 | 8,405 | 3.58 | 4.32 | 3.83 |
| Derivative instruments | 25,099 | 18,634 | 21,133 | – | – | – | – | – | – |
| Obligations related to securities sold short | 2,921 | 2,609 | 2,524 | 114 | 108 | 74 | 3.90 | 4.14 | 2.93 |
| Obligations related to securities lent or sold under repurchase agreements | 124,937 | 93,953 | 62,000 | 5,485 | 5,179 | 3,102 | 4.39 | 5.51 | 5.00 |
| Other liabilities | 5,657 | 5,230 | 4,146 | 217 | 282 | 120 | 3.84 | 5.39 | 2.89 |
| Subordinated indebtedness | – | 75 | 100 | – | 5 | 5 | – | 6.67 | 5.00 |
| Total foreign liabilities | 421,908 | 360,604 | 309,522 | 15,252 | 15,956 | 11,706 | 3.62 | 4.42 | 3.78 |
| Total liabilities | 1,041,703 | 948,778 | 896,853 | 32,992 | 38,490 | 32,194 | 3.17 | 4.06 | 3.59 |
| Shareholders' equity | 62,299 | 56,116 | 51,055 | – | – | – | – | – | – |
| Non-controlling interests | 283 | 239 | 213 | – | – | – | – | – | – |
| **Total liabilities and equity** | $ 1,104,285 | $ 1,005,133 | $ 948,121 | $ 32,992 | $ 38,490 | $ 32,194 | 2.99 % | 3.83 % | 3.40 % |
| Net interest income and net interest margin [3] | | | | $ 15,769 | $ 13,695 | $ 12,825 | 1.43 % | 1.36 % | 1.35 % |
| Additional disclosures: Non-interest-bearing deposit liabilities | | | | | | | | | |
| Domestic | $ 83,597 | $ 78,749 | $ 83,530 | | | | | | |
| Foreign | 21,198 | 19,779 | 22,990 | | | | | | |

(1) Average balances are calculated as a weighted average of daily closing balances.
(2) Classification as domestic or foreign is based on domicile of debtor or customer.
(3) Net interest income as a percentage of average assets.

## Volume/rate analysis of changes in net interest income

| $ millions | 2025/2024 | | | 2024/2023 | | |
|---|---|---|---|---|---|---|
| | Increase (decrease) due to change in: | | | Increase (decrease) due to change in: | | |
| | Average balance | Average rate | Total | Average balance | Average rate | Total |
| **Domestic assets** [1] | | | | | | |
| Cash and deposits with banks | $ 9 | $ (318) | $ (309) | $ (604) | $ 113 | $ (491) |
| Securities | 766 | (811) | (45) | 716 | 128 | 844 |
| Securities borrowed or purchased under resale agreements | 559 | (423) | 136 | 1 | 44 | 45 |
| Loans     Residential mortgages | 361 | (1,611) | (1,250) | 164 | 1,054 | 1,218 |
|           Personal | 85 | (599) | (514) | 35 | 221 | 256 |
|           Credit card | 163 | 161 | 324 | 299 | 101 | 400 |
|           Business and government | 556 | (1,288) | (732) | 359 | 584 | 943 |
| Total loans | 1,165 | (3,337) | (2,172) | 857 | 1,960 | 2,817 |
| Other interest-bearing assets | 83 | (44) | 39 | (39) | 39 | – |
| Change in domestic interest income | 2,582 | (4,933) | (2,351) | 931 | 2,284 | 3,215 |
| **Foreign assets** [1] | | | | | | |
| Cash and deposits with banks | 179 | (377) | (198) | 302 | 201 | 503 |
| Securities | 607 | (1,077) | (470) | 794 | 581 | 1,375 |
| Securities borrowed or purchased under resale agreements | 157 | (844) | (687) | 772 | 428 | 1,200 |
| Loans     Residential mortgages | 13 | (7) | 6 | 13 | 3 | 16 |
|           Personal | 7 | – | 7 | (1) | 34 | 33 |
|           Credit card | 4 | – | 4 | 2 | – | 2 |
|           Business and government | 1,311 | (1,072) | 239 | 126 | 681 | 807 |
| Total loans | 1,335 | (1,079) | 256 | 140 | 718 | 858 |
| Other interest-bearing assets | 66 | (40) | 26 | 5 | 10 | 15 |
| Change in foreign interest income | 2,344 | (3,417) | (1,073) | 2,013 | 1,938 | 3,951 |
| **Total change in interest income** | $ 4,926 | $ (8,350) | $ (3,424) | $ 2,944 | $ 4,222 | $ 7,166 |
| **Domestic liabilities** [1] | | | | | | |
| Deposits   Personal | $ 168 | $ (1,553) | $ (1,385) | $ 194 | $ 1,091 | $ 1,285 |
|           Business and government | 887 | (3,701) | (2,814) | (204) | 519 | 315 |
|           Bank | 26 | (32) | (6) | 22 | 14 | 36 |
|           Secured borrowings | 455 | (670) | (215) | 91 | 139 | 230 |
| Total deposits | 1,536 | (5,956) | (4,420) | 103 | 1,763 | 1,866 |
| Obligations related to securities sold short | (50) | (16) | (66) | 94 | 89 | 183 |
| Obligations related to securities lent or sold under repurchase agreements | 198 | (317) | (119) | (193) | 167 | (26) |
| Other liabilities | 88 | (179) | (91) | (18) | (11) | (29) |
| Subordinated indebtedness | 42 | (140) | (98) | 62 | (10) | 52 |
| Change in domestic interest expense | 1,814 | (6,608) | (4,794) | 48 | 1,998 | 2,046 |
| **Foreign liabilities** [1] | | | | | | |
| Deposits   Personal | 59 | (105) | (46) | 53 | 163 | 216 |
|           Business and government | 874 | (1,538) | (664) | 668 | 870 | 1,538 |
|           Bank | 9 | (289) | (280) | 34 | 147 | 181 |
|           Secured borrowings | 62 | (18) | 44 | 15 | 27 | 42 |
| Total deposits | 1,004 | (1,950) | (946) | 770 | 1,207 | 1,977 |
| Obligations related to securities sold short | 13 | (7) | 6 | 2 | 32 | 34 |
| Obligations related to securities lent or sold under repurchase agreements | 1,708 | (1,402) | 306 | 1,599 | 478 | 2,077 |
| Other liabilities | 23 | (88) | (65) | 31 | 131 | 162 |
| Subordinated indebtedness | (5) | – | (5) | (1) | 1 | – |
| Change in foreign interest expense | 2,743 | (3,447) | (704) | 2,401 | 1,849 | 4,250 |
| **Total change in interest expense** | $ 4,557 | $ (10,055) | $ (5,498) | $ 2,449 | $ 3,847 | $ 6,296 |
| **Change in total net interest income** | $ 369 | $ 1,705 | $ 2,074 | $ 495 | $ 375 | $ 870 |

(1)  Classification as domestic or foreign is based on domicile of debtor or customer.

## Analysis of net loans and acceptances

| $ millions, as at October 31 | Canada [1] 2025 | 2024 | U.S. [1] 2025 | 2024 | Other [1] 2025 | 2024 | Total 2025 | 2024 |
|---|---|---|---|---|---|---|---|---|
| Residential mortgages | $ 280,521 | $ 274,371 | $ 2,862 | $ 2,810 | $ 3,076 | $ 3,042 | $ 286,459 | $ 280,223 |
| Personal | 45,288 | 44,412 | 621 | 522 | 801 | 805 | 46,710 | 45,739 |
| Credit card | 20,428 | 19,457 | 28 | 28 | 183 | 164 | 20,639 | 19,649 |
| Total net consumer loans | 346,237 | 338,240 | 3,511 | 3,360 | 4,060 | 4,011 | 353,808 | 345,611 |
| Non-residential mortgages | 5,574 | 5,042 | – | – | 191 | 246 | 5,765 | 5,288 |
| Financial institutions | 17,637 | 15,019 | 36,161 | 25,382 | 6,798 | 6,124 | 60,596 | 46,525 |
| Retail and wholesale | 9,971 | 9,638 | 3,535 | 2,999 | 701 | 843 | 14,207 | 13,480 |
| Business services | 9,621 | 9,873 | 6,235 | 6,145 | 2,380 | 2,271 | 18,236 | 18,289 |
| Manufacturing – capital goods | 2,152 | 2,007 | 2,713 | 2,591 | 76 | 42 | 4,941 | 4,640 |
| Manufacturing – consumer goods | 5,770 | 5,646 | 1,686 | 1,618 | 246 | 239 | 7,702 | 7,503 |
| Real estate and construction | 32,483 | 31,070 | 22,997 | 22,504 | 1,364 | 1,367 | 56,844 | 54,941 |
| Agriculture | 8,987 | 8,206 | 155 | 122 | 49 | 41 | 9,191 | 8,369 |
| Oil and gas | 2,312 | 2,302 | 1,154 | 1,316 | - | 39 | 3,466 | 3,657 |
| Mining | 933 | 1,331 | 381 | 71 | 1,234 | 968 | 2,548 | 2,370 |
| Forest products | 663 | 506 | 205 | 151 | - | – | 868 | 657 |
| Hardware and software | 1,120 | 1,048 | 4,839 | 3,829 | 1,128 | 747 | 7,087 | 5,624 |
| Telecommunications and cable | 849 | 723 | 1,923 | 1,315 | 976 | 566 | 3,748 | 2,604 |
| Publishing, printing and broadcasting | 171 | 250 | 329 | 387 | 53 | 68 | 553 | 705 |
| Transportation | 3,165 | 3,160 | 2,659 | 2,329 | 2,270 | 2,173 | 8,094 | 7,662 |
| Utilities | 4,610 | 6,312 | 7,450 | 5,638 | 5,264 | 4,955 | 17,324 | 16,905 |
| Education, health and social services | 4,252 | 4,117 | 6,498 | 5,908 | 92 | 298 | 10,842 | 10,323 |
| Governments | 2,403 | 2,217 | 441 | 289 | 2,069 | 1,865 | 4,913 | 4,371 |
| Stage 1 and 2 allowance for credit losses [2][3] | (362) | (307) | (797) | (858) | (70) | (67) | (1,229) | (1,232) |
| Total net business and government loans, including acceptances | 112,311 | 108,160 | 98,564 | 81,736 | 24,821 | 22,785 | 235,696 | 212,681 |
| Total net loans and acceptances | $ 458,548 | $ 446,400 | $ 102,075 | $ 85,096 | $ 28,881 | $ 26,796 | $ 589,504 | $ 558,292 |

(1) Classification by country is primarily based on domicile of debtor or customer.
(2) Stage 3 allowance for credit losses is allocated to business and government loans, including acceptances, by category above.
(3) Includes the allocation of Stage 1 and 2 allowance for credit losses based on the geographic location where they are recorded.

## Summary of allowance for credit losses

| $ millions, as at or for the year ended October 31 | 2025 | 2024 |
|---|---|---|
| Balance at beginning of year | $ 4,114 | $ 4,117 |
| Provision for credit losses | 2,342 | 2,001 |
| Write-offs | | |
| Residential mortgages | 12 | 18 |
| Personal | 571 | 545 |
| Credit card | 884 | 739 |
| Business and government | 409 | 874 |
| Total write-offs | 1,876 | 2,176 |
| Recoveries | | |
| Residential mortgages | 6 | 7 |
| Personal | 74 | 62 |
| Credit card | 152 | 126 |
| Business and government | 54 | 77 |
| Total recoveries | 286 | 272 |
| Net write-offs | 1,590 | 1,904 |
| Interest income on impaired loans | (138) | (121) |
| Foreign exchange and other | 11 | 21 |
| Balance at end of year | $ 4,739 | $ 4,114 |
| Comprises: | | |
| Loans | $ 4,392 | $ 3,917 |
| Undrawn credit facilities and other off-balance sheet exposures | 347 | 197 |
| Ratio of net write-offs during the year to average loans outstanding during the year | | |
| Residential mortgages | – % | – % |
| Personal | 1.08 | 1.08 |
| Credit card | 3.65 | 3.25 |
| Business and government | 0.16 | 0.40 |

## Net loans and acceptances by geographic location [1]

| $ millions, as at October 31 | 2025 | 2024 |
|---|---|---|
| **Canada** | | |
| Atlantic provinces | $ **17,353** | $ 16,885 |
| Quebec | **50,017** | 45,892 |
| Ontario | **250,824** | 243,890 |
| Prairie provinces | **16,296** | 16,009 |
| Alberta, Northwest Territories and Nunavut | **48,495** | 49,068 |
| British Columbia and Yukon | **78,034** | 76,762 |
| Stage 1 and 2 allowance for credit losses allocated to Canada [2][3] | **(2,471)** | (2,106) |
| Total Canada | **458,548** | 446,400 |
| U.S. [2][3] | **102,075** | 85,096 |
| Other countries [2][3] | **28,881** | 26,796 |
| Total net loans and acceptances | $ **589,504** | $ 558,292 |

(1) Classification by country is primarily based on domicile of debtor or customer.
(2) Includes the allocation of Stage 1 and 2 allowance for credit losses based on the geographic location where they are recorded.
(3) For Canada, Stage 3 allowance for credit losses is allocated to provinces above, including acceptances. For U.S. and Other countries, amounts are net of Stage 3 allowances for credit losses.

## Loans and acceptances interest rate sensitivity

| $ millions, as at October 31 | | | | 2025 | | | | 2024 |
|---|---|---|---|---|---|---|---|---|
| | Floating | Fixed rate | Non-rate sensitive | Total | Floating | Fixed rate | Non-rate sensitive | Total |
| **Loans** | | | | | | | | |
| Residential mortgages | $ **111,527** | $ **175,506** | $ **–** | $ **287,033** | $ 88,696 | $ 191,976 | $ – | $ 280,672 |
| Personal | **38,109** | **9,757** | **–** | **47,866** | 37,450 | 9,231 | – | 46,681 |
| Credit card | **–** | **–** | **21,581** | **21,581** | – | – | 20,551 | 20,551 |
| Business and government | **220,697** | **16,413** | **306** | **237,416** | 200,093 | 13,933 | 279 | 214,305 |
| Gross loans | **370,333** | **201,676** | **21,887** | **593,896** | 326,239 | 215,140 | 20,830 | 562,209 |
| Allowance for credit losses | | | | **(4,392)** | | | | (3,917) |
| Net loans | | | | $ **589,504** | | | | $ 558,292 |

## Net impaired loans

| $ millions, as at October 31 | Canada [1] 2025 | 2024 | U.S. [1] 2025 | 2024 | Other [1] 2025 | 2024 | Total 2025 | 2024 |
|---|---|---|---|---|---|---|---|---|
| **Gross impaired loans** | | | | | | | | |
| Residential mortgages | $ 1,080 | $ 770 | $ 17 | $ 20 | $ 218 | $ 204 | $ 1,315 | $ 994 |
| Personal | 242 | 247 | 10 | 11 | 38 | 34 | 290 | 292 |
| Total gross impaired consumer loans | 1,322 | 1,017 | 27 | 31 | 256 | 238 | 1,605 | 1,286 |
| Non-residential mortgages | 12 | 32 | – | – | 5 | 14 | 17 | 46 |
| Financial institutions | 44 | 27 | 95 | 86 | – | – | 139 | 113 |
| Retail, wholesale and business services | 179 | 115 | 74 | 69 | 65 | 56 | 318 | 240 |
| Manufacturing – consumer and capital goods | 95 | 28 | 125 | 141 | – | 3 | 220 | 172 |
| Real estate and construction | 167 | 152 | 470 | 543 | 46 | 26 | 683 | 721 |
| Agriculture | 29 | 90 | – | – | – | – | 29 | 90 |
| Resource-based industries | 63 | 64 | 15 | – | – | – | 78 | 64 |
| Telecommunications, media and technology | 6 | 3 | 85 | 56 | 374 | – | 465 | 59 |
| Transportation | 10 | 9 | – | 2 | 1 | 2 | 11 | 13 |
| Utilities | – | – | 28 | – | – | – | 28 | – |
| Other | 13 | 18 | 30 | 92 | – | – | 43 | 110 |
| Total gross impaired – business and government loans | 618 | 538 | 922 | 989 | 491 | 101 | 2,031 | 1,628 |
| Total gross impaired loans | 1,940 | 1,555 | 949 | 1,020 | 747 | 339 | 3,636 | 2,914 |
| Other past due loans [2] | 178 | 158 | – | – | 3 | 3 | 181 | 161 |
| Total gross impaired and other past due loans | 2,118 | 1,713 | 949 | 1,020 | 750 | 342 | 3,817 | 3,075 |
| **Allowance for credit losses** | | | | | | | | |
| Residential mortgages | 202 | 120 | 6 | 7 | 98 | 107 | 306 | 234 |
| Personal | 154 | 160 | 3 | 5 | 28 | 25 | 185 | 190 |
| Total allowance – consumer loans | 356 | 280 | 9 | 12 | 126 | 132 | 491 | 424 |
| Non-residential mortgages | 4 | – | – | – | 1 | 7 | 5 | 7 |
| Financial institutions | 18 | 14 | 8 | 12 | – | 2 | 26 | 28 |
| Retail, wholesale and business services | 69 | 74 | 22 | 25 | 28 | 19 | 119 | 118 |
| Manufacturing – consumer and capital goods | 45 | 12 | 8 | 15 | – | 1 | 53 | 28 |
| Real estate and construction | 42 | 21 | 30 | 104 | 23 | 15 | 95 | 140 |
| Agriculture | 15 | 17 | – | – | – | – | 15 | 17 |
| Resource-based industries | 44 | 36 | – | – | – | – | 44 | 36 |
| Telecommunications, media and technology | 2 | 1 | 3 | 4 | 109 | – | 114 | 5 |
| Transportation | 1 | 2 | – | – | 1 | 1 | 2 | 3 |
| Utilities | – | – | 14 | – | – | – | 14 | – |
| Other | 4 | 6 | – | 4 | – | – | 4 | 10 |
| Total allowance – business and government loans | 244 | 183 | 85 | 164 | 162 | 45 | 491 | 392 |
| Total allowance for credit losses | 600 | 463 | 94 | 176 | 288 | 177 | 982 | 816 |
| **Net impaired loans** | | | | | | | | |
| Residential mortgages | 878 | 650 | 11 | 13 | 120 | 97 | 1,009 | 760 |
| Personal | 88 | 87 | 7 | 6 | 10 | 9 | 105 | 102 |
| Total net impaired consumer loans | 966 | 737 | 18 | 19 | 130 | 106 | 1,114 | 862 |
| Non-residential mortgages | 8 | 32 | – | – | 4 | 7 | 12 | 39 |
| Financial institutions | 26 | 13 | 87 | 74 | – | (2) | 113 | 85 |
| Retail, wholesale and business services | 110 | 41 | 52 | 44 | 37 | 37 | 199 | 122 |
| Manufacturing – consumer and capital goods | 50 | 16 | 117 | 126 | – | 2 | 167 | 144 |
| Real estate and construction | 125 | 131 | 440 | 439 | 23 | 11 | 588 | 581 |
| Agriculture | 14 | 73 | – | – | – | – | 14 | 73 |
| Resource-based industries | 19 | 28 | 15 | – | – | – | 34 | 28 |
| Telecommunications, media and technology | 4 | 2 | 82 | 52 | 265 | – | 351 | 54 |
| Transportation | 9 | 7 | – | 2 | – | 1 | 9 | 10 |
| Utilities | – | – | 14 | – | – | – | 14 | – |
| Other | 9 | 12 | 30 | 88 | – | – | 39 | 100 |
| Total net impaired – business and government loans | 374 | 355 | 837 | 825 | 329 | 56 | 1,540 | 1,236 |
| Total net impaired loans | $ 1,340 | $ 1,092 | $ 855 | $ 844 | $ 459 | $ 162 | $ 2,654 | $ 2,098 |

(1) Classification by country is primarily based on domicile of debtor or customer.
(2) Represents loans where repayment of principal or payment of interest is contractually in arrears between 90 and 180 days.

## Deposits

| $ millions, for the year ended October 31 | Average balance [1] 2025 | 2024 | Interest 2025 | 2024 | Rate 2025 | 2024 |
|---|---|---|---|---|---|---|
| **Deposits in domestic bank offices** [2] | | | | | | |
| Payable on demand | | | | | | |
| Personal | $ **11,904** | $ 11,132 | $ **9** | $ 8 | **0.08 %** | 0.07 % |
| Business and government | **71,550** | 68,152 | **1,765** | 2,131 | **2.47** | 3.13 |
| Bank | **14,425** | 12,658 | **399** | 475 | **2.77** | 3.75 |
| Payable after notice | | | | | | |
| Personal | **130,095** | 117,556 | **1,114** | 1,328 | **0.86** | 1.13 |
| Business and government | **91,536** | 79,210 | **2,974** | 4,006 | **3.25** | 5.06 |
| Bank | **942** | 447 | **31** | 22 | **3.29** | 4.92 |
| Payable on a fixed date | | | | | | |
| Personal | **95,142** | 101,461 | **3,414** | 4,616 | **3.59** | 4.55 |
| Business and government | **157,591** | 150,813 | **6,795** | 8,551 | **4.31** | 5.67 |
| Bank | **3,298** | 3,640 | **127** | 186 | **3.85** | 5.11 |
| Secured borrowings | **54,523** | 46,278 | **2,339** | 2,554 | **4.29** | 5.52 |
| Total domestic | **631,006** | 591,347 | **18,967** | 23,877 | **3.01** | 4.04 |
| **Deposits in foreign bank offices** | | | | | | |
| Payable on demand | | | | | | |
| Personal | **2,497** | 2,342 | **2** | 2 | **0.08** | 0.09 |
| Business and government | **33,693** | 28,842 | **620** | 575 | **1.84** | 1.99 |
| Bank | **14** | 38 | **1** | 3 | **7.14** | 7.89 |
| Payable after notice | | | | | | |
| Personal | **10,288** | 9,421 | **215** | 240 | **2.09** | 2.55 |
| Business and government | **25,735** | 22,926 | **1,050** | 1,114 | **4.08** | 4.86 |
| Payable on a fixed date | | | | | | |
| Personal | **5,256** | 4,662 | **209** | 200 | **3.98** | 4.29 |
| Business and government | **74,671** | 67,844 | **3,437** | 3,742 | **4.60** | 5.52 |
| Bank | **8,203** | 9,158 | **340** | 498 | **4.14** | 5.44 |
| Secured borrowings | **5,752** | 4,515 | **269** | 225 | **4.68** | 4.98 |
| Total foreign | **166,109** | 149,748 | **6,143** | 6,599 | **3.70** | 4.41 |
| Total deposits | $ **797,115** | $ 741,095 | $ **25,110** | $ 30,476 | **3.15 %** | 4.11 % |

(1) Average balances are calculated as a weighted average of daily closing balances.
(2) Deposits by foreign depositors in our domestic bank offices amounted to $97.8 billion (2024: $90.7 billion).

## Fees paid to the shareholders' auditor

| $ millions, for the year ended October 31 | 2025 | 2024 |
|---|---|---|
| Audit fees [1] | $ **31.7** | $ 28.8 |
| Audit-related fees [2] | **4.5** | 3.3 |
| Tax fees [3] | **2.8** | 2.1 |
| All other fees [4] | **0.2** | 0.7 |
| Total | $ **39.2** | $ 34.9 |

(1) For the audit of CIBC's annual financial statements and the audit of certain of our subsidiaries, as well as other services normally provided by the principal auditor in connection with CIBC's statutory and regulatory filings. Audit fees also include the audit of internal control over financial reporting under the standards of the Public Company Accounting Oversight Board (United States).
(2) For the assurance and related services that are reasonably related to the performance of the audit or review of CIBC's consolidated financial statements, including accounting consultation, various agreed upon procedures and assurance reports and translation of financial reports.
(3) For tax compliance and advisory services.
(4) Includes fees for non-audit services.

# Glossary

**Allowance for credit losses**
Under International Financial Reporting Standard (IFRS) 9, allowance for credit losses represents 12 months of expected credit losses (ECL) for instruments that have not been subject to a significant increase in credit risk since initial recognition, while allowance for credit losses represents lifetime ECL for instruments that have been subject to a significant increase in credit risk, including impaired instruments. ECL allowances for loans and acceptances are included in Allowance for credit losses on the consolidated balance sheet. ECL allowances for fair value through other comprehensive income (FVOCI) debt securities are included as a component of the carrying value of the securities, which are measured at fair value. ECL allowances for other financial assets are included in the carrying value of the instrument. ECL allowances for guarantees and loan commitments are included in Other liabilities.

Allowance for credit losses are adjusted for provisions for (reversals of) credit losses and are reduced by write-offs, net of recoveries.

**Amortized cost**
The amount at which a financial asset or financial liability is measured at initial recognition minus repayments, plus or minus any unamortized origination date premiums or discounts, plus or minus any basis adjustments resulting from a fair value hedge, and minus any reduction for impairment (directly or through the use of an allowance account). The amount of a financial asset or liability measured at initial recognition is the cost of the financial asset or liability including capitalized transaction costs and deferred fees.

**Assets under administration (AUA)**
Assets administered by CIBC that are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheet. The services provided by CIBC are of an administrative nature, such as safekeeping of securities, client reporting and record keeping, collection of investment income, and the settlement of purchase and sale transactions. In addition, assets under management (AUM) amounts are included in the amounts reported under AUA.

**Assets under management (AUM)**
Assets managed by CIBC that are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheet. The service provided in respect of these assets is discretionary portfolio management on behalf of the clients.

**Average balances**
Average balances are calculated as a weighted average of daily closing balances.

**Average interest-earning assets**
Average interest-earning assets include interest-bearing deposits with banks, interest-bearing demand deposits with the Bank of Canada, securities, cash collateral on securities borrowed or securities purchased under resale agreements, loans net of allowance for credit losses, and certain sublease-related assets. Average balances are calculated as a weighted average of daily closing balances.

**Average trading interest-earning assets**
Average trading interest-earning assets are average interest-earning assets related to trading activities.

**Basis point**
One-hundredth of a percentage point (0.01%).

**Collateral**
Assets pledged to secure loans or other obligations, which are forfeited if the obligations are not repaid.

**Common share book value**
Common shareholders' equity divided by the number of common shares issued and outstanding at end of period.

**Common shareholders' equity**
Common shareholders' equity includes common shares, contributed surplus, retained earnings and accumulated other comprehensive income (AOCI).

**Credit derivatives**
A category of financial instruments that allow one party (the beneficiary) to separate and transfer the credit risk of nonpayment or partial payment of an underlying financial instrument to another party (the guarantor).

**Credit valuation adjustment (CVA)**
A valuation adjustment that is required to be considered in measuring fair value of over-the-counter (OTC) derivatives to recognize the risk that any given derivative counterparty may not ultimately be able to fulfill its obligations. In assessing the net counterparty credit risk (CCR) exposure, we take into account credit mitigants such as collateral, master netting arrangements, and settlements through clearing houses.

**Current replacement cost**
The estimated cost of replacing an asset at the present time according to its current worth.

**Derivatives**
A financial contract that derives its value from the performance of an underlying instrument, index or financial rate.

**Dividend payout ratio**
Common share dividends paid as a percentage of net income after preferred share dividends, premium on preferred share redemptions, and distributions on other equity instruments.

**Dividend yield**
Dividends per common share divided by the closing common share price.

**Effective interest rate method**
A method of calculating the amortized cost of a financial asset or financial liability and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability.

**Efficiency ratio**
Non-interest expenses as a percentage of total revenue (net interest income and non-interest income).

**Exchange-traded derivative contracts**
Standardized derivative contracts (e.g., futures contracts and options) that are transacted on an organized exchange and cleared through a central clearing house, and are generally subject to standard margin requirements.

**Fair value**
The price that would be received to sell an asset, or paid to transfer a liability, between market participants in an orderly transaction in the principal market at the measurement date under current market conditions.

**Forward contracts**
A non-standardized contract to buy or sell a specified asset at a specified price and specified date in the future.

**Forward rate agreement**
An OTC forward contract that determines an interest rate to be paid or received commencing on a specified date in the future for a specified period.

**Full-time equivalent employees**
A measure that normalizes the number of full-time and part-time employees, base salary plus commissioned employees, and 100% commissioned employees into equivalent full-time units based on actual hours of paid work during a given period, for individuals whose compensation is included in the Employee compensation and benefits line on the consolidated statement of income.

**Futures**
A standardized contract to buy or sell a specified commodity, currency or financial instrument of standardized quantity and quality at a specific price and date in the future. Futures contracts are traded on an exchange.

**Guarantees and standby letters of credit**
Primarily represent CIBC's obligation, subject to certain conditions, to make payments to third parties on behalf of clients, if these clients cannot make those payments, or are unable to meet other specified contractual obligations.

**Hedge**
A transaction intended to offset potential losses/gains that may be incurred in a transaction or portfolio.

**Loan loss ratio**
The ratio is calculated as the provision for credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses.

**Mark-to-market**
The fair value (as defined above) at which an asset can be sold or a liability can be transferred.

**Net interest income**
The difference between interest earned on assets (such as loans and securities) and interest incurred on liabilities (such as deposits and subordinated indebtedness).

**Net interest margin**
Net interest income as a percentage of average assets.

**Net interest margin on average interest-earning assets**
Net interest income as a percentage of average interest-earning assets.

**Net interest margin on average interest-earning assets (excluding trading)**
Net interest margin on average interest-earning assets (excluding trading) is computed using total net interest income minus trading net interest income, excluding the taxable equivalent basis (TEB) adjustment included therein, divided by total average interest-earning assets excluding average trading interest-earning assets.

**Normal course issuer bid (NCIB)**
Involves a listed company buying its own shares for cancellation through a stock exchange or other published market, from time to time, and is subject to the various rules of the exchanges and securities commissions.

**Notional amount**
Principal amount or face amount of a financial contract used for the calculation of payments made on that contract.

**Off-balance sheet financial instruments**
A financial contract that is based mainly on a notional amount and represents a contingent asset or liability of an institution. Such instruments include credit-related arrangements.

**Office of the Superintendent of Financial Institutions (OSFI)**
OSFI supervises and regulates all banks, all federally incorporated or registered trust and loan companies, insurance companies, cooperative credit associations, fraternal benefit societies, and federal pension plans in Canada.

**Operating leverage**
Operating leverage is the difference between the year-over-year percentage change in revenue and year-over-year percentage change in non-interest expenses.

**Options**
A financial contract under which the writer (seller) confers the right, but not the obligation, to the purchaser to either buy (call option) or sell (put option) a specified amount of an underlying asset or instrument at a specified price either at or by a specified date.

**Provision for (reversal of) credit losses**
An amount charged or credited to income to adjust the allowance for credit losses to the appropriate level, for both performing and impaired financial assets. Provision for (reversal of) credit losses for loans and acceptances and related off-balance sheet loan commitments is included in the Provision for (reversal of) credit losses line on the consolidated statement of income. Provision for (reversal of) credit losses for debt securities measured at FVOCI or amortized cost is included in Gains (losses) from debt securities measured at FVOCI and amortized cost, net.

**Return on average assets or average interest-earning assets**
Net income expressed as a percentage of average assets or average interest-earning assets.

**Return on common shareholders' equity**
Net income attributable to common equity shareholders expressed as a percentage of average common shareholders' equity.

**Securities borrowed**
Securities are typically borrowed to cover short positions. Borrowing requires the pledging of collateral by the borrower to the lender. The collateral may be cash or a highly rated security.

**Securities lent**
Securities are typically lent to a borrower to cover their short positions. Borrowing requires the pledging of collateral by the borrower to the lender. The collateral provided may be cash or a highly rated security.

**Securities purchased under resale agreements**
A transaction where a security is purchased by the buyer and, at the same time, the buyer commits to resell the security to the original seller at a specific price and date in the future.

**Securities sold short**
A transaction in which the seller sells securities that it does not own. Initially the seller typically borrows the securities in order to deliver them to the purchaser. At a later date, the seller buys identical securities in the market to replace the borrowed securities.

**Securities sold under repurchase agreements**
A transaction where a security is sold by the seller and, at the same time, the seller commits to repurchase the security from the original purchaser at a specific price and date in the future.

**Structured entities (SEs)**
Entities that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.

**Swap contracts**
A financial contract in which counterparties exchange a series of cash flows based on a specified notional amount over a specified period.

**Taxable equivalent basis (TEB)**
The gross-up of tax-exempt revenue on certain securities to a TEB. There is an equivalent offsetting adjustment to the income tax expense. Commencing in the third quarter of 2024, TEB reporting was no longer applicable to certain dividends received on or after January 1, 2024.

**Total shareholder return (TSR)**
The total return earned on an investment in CIBC's common shares. The return measures the change in shareholder value, assuming dividends paid are reinvested in additional shares.

**Trading activities and trading net interest income**
Trading activities include those that meet the risk definition of trading for regulatory capital and trading market risk management purposes as defined in the Fundamental Review of the Trading Book (FRTB) rules under the Basel III reforms for market risk that became effective on November 1, 2023 and in accordance with OSFI's Capital Adequacy Requirements (CAR) Guideline. Trading net interest income is net interest income related to trading activities.

# Risk and capital glossary

**Advanced internal ratings-based (AIRB) approach for credit risk**
Version of the internal ratings-based (IRB) approach to credit risk where institutions provide their own estimates of probability of default (PD), loss given default (LGD) and exposure at default (EAD), and their own calculation of effective maturity, subject to meeting minimum standards. AIRB is not permitted for some exposure categories.

**Asset/liability management (ALM)**
The practice of managing risks that arise from mismatches between the repricing of assets and liabilities, mainly in the non-trading areas of the bank. Techniques are used to manage the relative duration of CIBC's assets (such as loans) and liabilities (such as deposits), in order to minimize the adverse impact of changes in interest rates.

**Bail-in eligible liabilities**
Bail-in eligible liabilities include long-term (i.e., original maturity over 400 days), unsecured senior debt issued on or after September 23, 2018 that is tradable and transferrable, and any preferred shares and subordinated debt that are not considered non-viability contingent capital (NVCC). Consumer deposits, secured liabilities (including covered bonds), certain financial contracts (including derivatives) and certain structured notes are not bail-in eligible.

**Bank exposures**
All direct credit risk exposures to deposit-taking institutions and regulated securities firms, and exposures guaranteed by those entities.

**Business and government portfolio**
A category of exposures that includes lending to businesses and governments, where the primary basis of adjudication relies on the determination and assignment of an appropriate risk rating that reflects the credit risk of the exposure.

**Central counterparty (CCP)**
A clearing house that interposes itself between counterparties to clear contracts traded in one or more financial markets, becoming the buyer to every seller and the seller to every buyer and thereby ensuring the future performance of open contracts.

**Common Equity Tier 1 (CET1), Tier 1 and Total capital ratios**
CET1, Tier 1 and total regulatory capital, divided by RWA, as defined by OSFI's CAR Guideline, which is based on Basel Committee on Banking Supervision (BCBS) standards.

**Comprehensive approach for securities financing transactions**
A framework for the measurement of CCR with respect to securities financing transactions, which utilizes a volatility-adjusted collateral value to reduce the amount of the exposure.

**Corporate exposures**
All direct credit risk exposures to corporations, partnerships and proprietorships, and exposures guaranteed by those entities.

**Credit risk**
The risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.

**Drawn exposure**
The amount of credit risk exposure resulting from loans and other receivables advanced to the customer.

**Economic capital**
Economic capital is a non-GAAP risk measure based upon an internal estimate of equity capital required by the businesses to absorb unexpected losses consistent with our targeted risk rating over a one-year horizon. Economic capital comprises primarily credit, market, operational and strategic risk capital.

**Exposure at default (EAD)**
An estimate of the amount of exposure to a customer at the event of, and at the time of, default.

**Foundation internal ratings-based (FIRB) approach for credit risk**
Version of the IRB approach to credit risk where institutions provide their own estimates of PD and their own calculation of effective maturity and rely on prescribed supervisory estimates for other risk components such as LGD and EAD. FIRB methodology must be used for some exposure categories.

**Internal Capital Adequacy Assessment Process (ICAAP)**
A framework and process, as defined by Pillar II of the Basel Accord, designed to provide a comprehensive and ongoing assessment of capital adequacy. Through ICAAP, CIBC identifies, measures, and manages all material risks to ensure that sufficient capital is available to support its risk profile and business strategy.

**Internal model method (IMM) for counterparty credit risk (CCR)**
Models, which have been developed by CIBC and approved by OSFI, for the measurement of CCR with respect to OTC derivatives.

**Internal models approach (IMA) for market risk**
Models, which have been developed by CIBC and approved by OSFI, for the measurement of risk and regulatory capital in the trading portfolio for general market risk, debt specific risk and equity specific risk.

### Internal ratings-based (IRB) approach for credit risk
Approach to determining credit risk capital requirements based on risk components such as PD, LGD, EAD and effective maturity.

### Internal ratings-based approach for securitization exposures
This approach comprises two calculation methods available for securitization exposures that require OSFI approval: the Internal Ratings-Based Approach (SEC-IRBA) is available to the banks approved to use the IRB approach for underlying exposures securitized and the Internal Assessment Approach (SEC-IAA) is available for certain securitization exposures extended to asset-backed commercial paper (ABCP) programs.

### Leverage ratio
Defined as Tier 1 capital divided by the leverage ratio exposure determined in accordance with guidelines issued by OSFI, which are based on BCBS standards.

### Leverage ratio exposure
The leverage ratio exposure is defined under the OSFI rules as on-balance sheet assets (unweighted) less Tier 1 capital regulatory adjustments plus derivative exposures, securities financing transaction exposures with a limited form of netting under certain conditions, and other off-balance sheet exposures (such as commitments, direct credit substitutes, undrawn credit card exposures, securitization exposures and unsettled trades).

### Liquidity coverage ratio (LCR)
Derived from the BCBS's Basel III framework and incorporated into OSFI's Liquidity Adequacy Requirements (LAR) Guideline, the LCR is a liquidity standard that aims to ensure that an institution has an adequate stock of unencumbered high-quality liquid assets (HQLA) that consists of cash or assets that can be converted into cash at little or no loss of value in private markets, to meet its liquidity needs for a 30-calendar-day liquidity stress scenario.

### Liquidity risk
The risk of having insufficient cash or its equivalent in a timely and cost-effective manner to meet financial obligations as they come due.

### Loss given default (LGD)
An estimate of the amount of exposure to a customer that will not be recovered following a default by that customer, expressed as a percentage of the EAD. LGD is generally based on downturn assumptions for regulatory capital purposes, and generally based on point-in-time assumptions reflecting forward-looking information for IFRS 9 ECL purposes.

### Market risk
The risk of economic and/or financial loss in our trading and non-trading portfolios from adverse changes in underlying market factors, including interest rates, foreign exchange rates, equity market prices, commodity prices, credit spreads and customer behaviour for retail products.

### Master netting agreement
An industry standard agreement designed to reduce the credit risk of multiple transactions with a counterparty through the creation of a legal right of offset of exposures in the event of a default by that counterparty and through the provision for net settlement of all contracts through a single payment.

### Net cumulative cash flow (NCCF)
The NCCF is a liquidity horizon metric defined under OSFI's LAR Guideline as a monitoring and supervision tool for liquidity risk that measures an institution's detailed cash flows in order to capture the risk posed by funding mismatches between assets and liabilities.

### Net stable funding ratio (NSFR)
Derived from the BCBS's Basel III framework and incorporated into OSFI's LAR Guideline, the NSFR standard aims to promote long-term resilience of the financial sector by requiring banks to maintain a sustainable stable funding profile in relation to the composition of their assets and off-balance sheet activities.

### Non-viability contingent capital (NVCC)
Effective January 1, 2013, in order to qualify for inclusion in regulatory capital, all non-common Tier 1 and Tier 2 capital instruments must be capable of absorbing losses at the point of non-viability of a financial institution. This will ensure that investors in such instruments bear losses before taxpayers where the government determines that it is in the public interest to rescue a non-viable bank.

### Operational risk
The risk of loss resulting from people, inadequate or failed internal processes and systems, or from external events.

### Other off-balance sheet exposure
The amount of credit risk exposure resulting from the issuance of guarantees and letters of credit.

### Other retail
This exposure class includes all loans other than qualifying revolving retail and real estate secured personal lending that are extended to individuals under the regulatory capital reporting framework.

### Over-the-counter (OTC) derivatives exposure
The amount of credit risk exposure resulting from derivatives that trade directly between two counterparties, rather than through exchanges.

### Probability of default (PD)
An estimate of the likelihood of default for any particular customer which occurs when that customer is not able to repay its obligations as they become contractually due. PD is based on through-the-cycle assumptions for regulatory capital purposes, and based on point-in-time assumptions reflecting forward-looking information for IFRS 9 ECL purposes.

**Qualifying central counterparty (QCCP)**

An entity that is licensed to operate as a CCP and is permitted by the appropriate regulator or oversight body to operate as such with respect to the products offered by that CCP.

**Qualifying revolving retail**

This exposure class includes credit cards, unsecured lines of credit and overdraft protection products extended to individuals.

**Real estate secured personal lending**

This exposure class includes residential mortgages and home equity loans and lines of credit extended to individuals.

**Regulatory capital**

Regulatory capital, as defined by OSFI's CAR Guideline, is comprised of CET1, Additional Tier 1 (AT1) and Tier 2 capital. CET1 capital includes common shares, retained earnings, AOCI (excluding AOCI relating to cash flow hedges and changes in fair value option liabilities attributable to changes in own credit risk) and qualifying instruments issued by a consolidated banking subsidiary to third parties, less regulatory adjustments for items such as goodwill and other intangible assets, certain deferred tax assets, net assets related to defined benefit pension plans, and certain investments. AT1 capital primarily includes NVCC preferred shares, Limited Recourse Capital Notes, and qualifying instruments issued by a consolidated subsidiary to third parties. Tier 1 capital is comprised of CET1 plus AT1. Tier 2 capital includes NVCC subordinated indebtedness, eligible general allowances, and qualifying instruments issued by a consolidated subsidiary to third parties. Total capital is comprised of Tier 1 capital plus Tier 2 capital. Qualifying regulatory capital instruments must be capable of absorbing loss at the point of non-viability of the financial institution.

**Repo-style transactions exposure**

The amount of credit risk exposure resulting from our securities bought or sold under resale agreements, as well as securities borrowing and lending activities.

**Reputation risk**

The risk of negative publicity regarding CIBC's business conduct or practices which, whether true or not, could significantly harm CIBC's reputation as a leading financial institution, or could materially and adversely affect CIBC's business, operations, or financial condition.

**Resecuritization**

A securitization exposure in which the risk associated with an underlying pool of exposures is tranched and at least one of the underlying exposures is a securitization exposure.

**Retail portfolios**

A category of exposures that primarily includes consumer but also small business lending, where the primary basis of adjudication and account management relies on credit-scoring models.

**Risk-weighted assets (RWA)**

RWA consist of three components: (i) RWA for credit risk, which are calculated using the IRB and standardized approaches, (ii) RWA for market risk, and (iii) RWA for operational risk. The IRB RWA are calculated using PDs, LGDs, EADs, and in some cases maturity adjustments, while the standardized approach applies risk weighting factors specified in the OSFI guidelines to on- and off-balance sheet exposures. RWA for market risk in the trading portfolio is based on standardized capital requirements defined by OSFI. The RWA for operational risk, which relate to the risk of losses resulting from people, inadequate or failed internal processes, and systems or from external events, are calculated under a standardized approach.

Since the introduction of Basel II in 2008, OSFI has prescribed a capital floor requirement for institutions that use the IRB approach for credit risk. The capital floor is determined by applying an adjustment factor specified by OSFI to the capital requirement calculated by reference to the standardized approach. Any shortfall in the IRB capital requirement is added to RWA.

**Securitization**

The process of selling assets (normally financial assets such as loans, leases, trade receivables, credit card receivables or mortgages) to trusts or other SEs. A SE normally issues securities or other forms of interests to investors and/or the asset transferor, and the SE uses the proceeds from the issue of securities or other forms of interest to purchase the transferred assets. The SE will generally use the cash flows generated by the assets to meet the obligations under the securities or other interests issued by the SE, which may carry a number of different risk profiles.

**Simple, transparent and comparable (STC) securitizations**

Securitization exposures satisfying a set of regulatory STC criteria. Such exposures qualify for a preferential capital treatment under the securitization framework.

**Small and medium enterprises (SME) retail**

This exposure class includes all loans extended to scored small businesses under the regulatory capital reporting framework.

**Sovereign exposures**

All direct credit risk exposures to governments, central banks and certain public sector entities, and exposures guaranteed by those entities.

**Specialized lending (SL)**

A subset of Corporate exposures falling into one of the following sub-classes: project finance (PF), object finance (OF), commodities finance (CF), income-producing real estate (IPRE), and high-volatility commercial real estate (HVCRE). Primary source of repayment for such credits is the income generated by the asset(s), rather than the independent capacity of a broader commercial enterprise.

**Standardized approach for credit risk**

Applied to exposures when there is not sufficient information to allow for the use of the AIRB approach for credit risk. Credit risk capital requirements are calculated based on a standardized set of risk weights as prescribed in the CAR Guideline. The standardized risk weights are based on external credit assessments, where available, and other risk-related factors, including export credit agencies, exposure asset class, collateral, etc.

**Standardized approach for operational risk**

This approach is based on a prescribed formula made up of three components: (i) the Business Indicator (BI) which is a financial-statement-based proxy for operational risk, (ii) the Business Indicator Component (BIC) which is calculated by multiplying the BI by a set of regulatory determined marginal coefficients, and (iii) the Internal Loss Multiplier which is a scaling factor that is based on the average historical operational losses and the BIC.

**Standardized approach for securitization exposures**

This approach comprises the calculation methods available for securitization exposures that do not require OSFI approval: the external ratings-based approach (SEC-ERBA) and the standardized approach (SEC-SA).

**Strategic risk**

The risk of ineffective or improper implementation of organic and inorganic business strategies. It includes the potential financial loss and impact to resiliency due to the failure of growth initiatives or failure to respond appropriately to changes in the business or industry environments.

**Stressed Value-at-Risk**

A VaR calculation using a one-year observation period related to significant losses for the given portfolio at a specified level of confidence and time horizon.

**Structural foreign exchange risk**

Structural foreign exchange risk is the risk primarily inherent in net investments in foreign operations due to changes in foreign exchange rates, and foreign currency denominated RWA and foreign currency denominated capital deductions.

**Structural interest rate risk**

Structural interest rate risk primarily consists of the risk arising due to mismatches in the repricing of assets and liabilities, which do not arise from trading and trading-related businesses.

**Total loss absorbing capacity (TLAC) leverage ratio**

Defined as TLAC measure divided by leverage ratio exposure determined in accordance with guidelines issued by OSFI.

**Total loss absorbing capacity measure**

The sum of Total capital and bail-in eligible liabilities (as defined above) that have a residual maturity greater than one year.

**Total loss absorbing capacity ratio**

Defined as TLAC measure divided by RWA determined in accordance with guidelines issued by OSFI.

**Undrawn exposures**

The amount of credit risk exposure resulting from loans that have not been advanced to a customer, but which a customer may be entitled to draw in the future.

**Value-at-Risk (VaR)**

Generally accepted risk measure that uses statistical models to estimate the distribution of possible returns on a given portfolio at a specified level of confidence and time horizon.

# Consolidated financial statements

**Details of the notes to the consolidated financial statements**

# Financial reporting responsibility

Management of Canadian Imperial Bank of Commerce (CIBC) is responsible for the preparation, presentation, accuracy and reliability of the Annual Report, which includes the consolidated financial statements and management's discussion and analysis (MD&A). The consolidated financial statements have been prepared in accordance with Section 308(4) of the *Bank Act* (Canada), which requires that the financial statements be prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The MD&A has been prepared in accordance with the requirements of applicable securities laws.

The consolidated financial statements and MD&A contain items that reflect the best estimates and judgments of the expected effects of current events and transactions with appropriate consideration to materiality. Financial information appearing throughout the Annual Report is consistent with the consolidated financial statements.

Management has developed and maintained effective systems, controls and procedures to ensure that information used internally and disclosed externally is reliable and timely. CIBC's system of internal controls and supporting procedures are designed to provide reasonable assurance that transactions are authorized, assets are safeguarded and proper records are maintained. These internal controls and supporting procedures include the communication of policies and guidelines, the establishment of an organizational structure that provides appropriate and well-defined responsibilities and accountability, and the careful selection and training of qualified staff. Management has assessed the effectiveness of CIBC's internal control over financial reporting as at year-end using the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based upon this assessment, we have determined that internal control over financial reporting is effective in all material respects and CIBC is in compliance with the requirements set by the U.S. Securities and Exchange Commission (SEC) under the U.S. Sarbanes-Oxley Act.

CIBC's Chief Executive Officer and Chief Financial Officer have certified CIBC's annual filings with the SEC under the U.S. Sarbanes-Oxley Act and with the Canadian Securities Administrators under Canadian securities laws.

The Internal Audit department reviews and reports on the effectiveness of CIBC's internal control, risk management and governance systems and processes, including accounting and financial controls, in accordance with the audit plan approved by the Audit Committee. Our Chief Auditor has unfettered access to the Audit Committee. The system of internal controls is further supported by the Compliance and Global Regulatory Affairs group, which is designed to manage and mitigate regulatory compliance risk.

The Board of Directors oversees management's responsibilities for financial reporting through the Audit Committee, which is composed of independent directors. The Audit Committee reviews CIBC's interim and annual consolidated financial statements and MD&A and recommends them for approval by the Board of Directors. Other key responsibilities of the Audit Committee include monitoring CIBC's system of internal control, and reviewing the qualifications, independence and service quality of the shareholders' auditor and the performance of CIBC's internal auditors.

Ernst & Young LLP, the shareholders' auditor, obtains an understanding of CIBC's internal controls and procedures for financial reporting to plan and conduct such tests and other audit procedures as they consider necessary in the circumstances to express their opinions in the reports that follow. Ernst & Young LLP has unrestricted access to the Audit Committee to discuss their audit and related matters.

The Office of the Superintendent of Financial Institutions (OSFI) Canada is mandated to protect the rights and interest of depositors and creditors of CIBC. Accordingly, OSFI examines and enquires into the business and affairs of CIBC, as deemed necessary, to ensure that the provisions of the *Bank Act* (Canada) are being complied with and that CIBC is in sound financial condition.

**Harry Culham**
President and Chief Executive Officer

**Robert Sedran**
Chief Financial Officer

December 3, 2025

# Independent auditor's report
## To the shareholders and directors of Canadian Imperial Bank of Commerce

## Opinion

We have audited the consolidated financial statements of Canadian Imperial Bank of Commerce (CIBC), which comprise the consolidated balance sheets as at October 31, 2025 and 2024, and the consolidated statements of income, consolidated statements of comprehensive income, consolidated statements of changes in equity and the consolidated statements of cash flows for the years then ended, and notes to the consolidated financial statements, including material accounting policy information (collectively referred to as the "consolidated financial statements").

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of CIBC as at October 31, 2025 and 2024, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

## Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the *Auditor's responsibilities for the audit of the consolidated financial statements* section of our report. We are independent of CIBC in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

## Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the year ended October 31, 2025. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled the responsibilities described in the *Auditor's responsibilities for the audit of the consolidated financial statements* section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the consolidated financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying consolidated financial statements.

| | **Allowance for credit losses** |
|---|---|
| *Key audit matter* | As described in Note 1 and Note 5 of the consolidated financial statements, CIBC has recognized $4.7 billion in expected credit loss (ECL) allowances on its consolidated balance sheet. ECL allowances represent credit losses that reflect an unbiased and probability-weighted amount that is determined by evaluating a range of possible outcomes and reasonable and supportable information about past events, current conditions, and forecasts of future economic conditions. ECL allowances are measured at amounts equal to either (i) 12-month ECL; or (ii) lifetime ECL for those financial instruments that have experienced a significant increase in credit risk (SICR) since initial recognition or when there is objective evidence of impairment. |
| | Auditing the allowance for credit losses was complex, involved significant auditor judgment, and required the involvement of specialists due to the inherent complexity of the models, the large volume of data used, assumptions, judgments, and the interrelationship of these variables in measuring the ECL. Significant assumptions and judgments with respect to the estimation of the allowance for credit losses include (i) the determination of when a loan has experienced a SICR; (ii) the forecast of forward-looking information (FLI) for multiple economic scenarios and the probability weighting of those scenarios; (iii) the models and methodologies used for the calculation of both 12-month and lifetime credit losses; and (iv) the application of expert credit judgment. Management has applied a heightened use of judgment in the areas noted above, when assessing the impact of the uncertain macroeconomic environment on the allowance for credit losses. |
| *How our audit addressed the key audit matter* | We obtained an understanding, evaluated the design and tested the operating effectiveness of management's controls over the allowance for credit losses, with the assistance of our internal specialists. The controls we tested included, amongst others, controls over technology, model validation and monitoring, economic forecasting, data completeness and accuracy, the determination of internal risk ratings for non-retail loans, and the governance and oversight controls over the review of the overall ECL, including the application of expert credit judgment. |
| | To test the allowance for credit losses, amongst other procedures, we assessed, with the assistance of our credit risk specialists, whether the methodology and assumptions used in significant models that estimate ECL are consistent with the requirements of IFRS 9. For a sample of models, our credit risk specialists reperformed the model validation and monitoring tests performed by management. This included an assessment of the thresholds used to determine a SICR. For a sample of FLI variables, with the assistance of our economic specialists, we evaluated management's forecasting methodology and compared management's FLI to independently derived forecasts and publicly available information. We also evaluated the scenario probability weights used in the ECL models. With the assistance of our credit risk specialists, we also evaluated management's methodology and governance over the application of expert credit judgment by evaluating that the amounts recorded were reflective of underlying credit and/or economic conditions. We tested the completeness and accuracy of data used in the measurement of the ECL by agreeing to source documents and systems and evaluated a sample of non-retail borrower risk ratings against CIBC's risk rating scale. On a sample basis, we recalculated the ECL to test the mathematical accuracy of management's models. We also assessed the adequacy of the disclosures related to allowance for credit losses. |

### Fair value measurement of derivatives

*Key audit matter*

As described in Note 2 and Note 12 of the consolidated financial statements, CIBC has recognized $38.4 billion in derivative assets and $41.4 billion in derivative liabilities. The portfolio of derivative instruments is presented by level within the fair value hierarchy, with the majority of the portfolio classified as Level 2. While derivative instruments classified as Level 1 have quoted market prices, those classified as Level 2 and 3 require valuation techniques that use observable and non-observable market inputs and involve the application of management judgment.

Auditing the valuation of certain derivatives was complex and required the application of significant auditor judgment and involvement of valuation specialists where the fair value was determined based on complex models and/or significant non-observable market inputs. The inputs and modelling assumptions used to determine fair values that were subject to significant auditor judgment included, amongst others, correlations, volatilities and credit spreads. The valuation of derivatives is sensitive to these inputs as they are forward-looking and could be affected by future economic and market conditions.

*How our audit addressed the key audit matter*

We obtained an understanding, evaluated the design and tested the operating effectiveness of management's controls over the valuation of CIBC's derivatives portfolio, with the assistance of our internal specialists. The controls we tested included, amongst others, controls over technology, the development and validation of models used to determine the fair value of derivatives, and controls over the independent price verification process, including the integrity of significant inputs described above.

To test the valuation of these derivatives, our audit procedures included, amongst others, an evaluation of the methodologies and significant inputs used by CIBC. With the assistance of our valuation specialists, we performed an independent valuation for a sample of derivatives to assess the modelling assumptions and significant inputs used by CIBC to estimate the fair value. We independently obtained significant inputs and assumptions from external market data, where available, in performing our independent valuation. For a sample of models, and with the assistance of our valuation specialists, we assessed the valuation methodologies used by CIBC to determine fair values. We also assessed the adequacy of the disclosures related to the fair value measurement of derivatives.

### Measurement of uncertain tax provisions

*Key audit matter*

As described in Note 1 and Note 18 of the consolidated financial statements, CIBC has disclosed its material accounting policies, estimates and assumptions in relation to accounting for uncertainty in income taxes. CIBC operates in a tax environment with constantly evolving and complex tax legislation for financial institutions. Uncertainty in tax positions may arise as tax legislation is subject to interpretation. Estimating uncertain tax provisions requires management judgment to be applied in the interpretation of tax laws across the various jurisdictions in which CIBC operates. This includes significant judgment in the determination of whether it is probable that CIBC's tax filing positions will be sustained relating to certain complex tax positions and the measurement of such provisions when recognized.

Auditing CIBC's uncertain tax provisions required the involvement of our tax professionals and the application of judgment, including the interpretation of applicable tax legislation and jurisprudence.

*How our audit addressed the key audit matter*

With the assistance of our tax professionals, we obtained an understanding, evaluated the design and tested the operating effectiveness of management's controls over CIBC's uncertain tax provisions. This included, amongst others, controls over management's assessment of the technical merits of tax positions and the process related to the measurement of any related income tax provisions.

With the assistance of our tax professionals, our audit procedures included, amongst others, an assessment of the technical merits of income tax positions taken by CIBC and the measurement of any related uncertain tax provisions recorded. We inspected and evaluated correspondence from the relevant income tax authorities, income tax advice obtained by CIBC from external advisors including income tax opinions, CIBC's interpretations of tax laws and the assessment thereof with respect to uncertain tax positions. We evaluated the reasonability of CIBC's treatment of any new information received during the year relating to these uncertain tax positions. We also assessed the adequacy of the disclosures related to uncertain tax positions.

## Other information

Management is responsible for the other information. The other information comprises:

- Management's discussion and analysis; and
- The information, other than the consolidated financial statements and our auditor's report thereon, in the Annual Report.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

We obtained management's discussion and analysis and the Annual Report prior to the date of this auditor's report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor's report. We have nothing to report in this regard.

## Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing CIBC's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate CIBC or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing CIBC's financial reporting process.

## Auditor's responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:
* Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
* Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of CIBC's internal control.
* Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
* Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on CIBC's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause CIBC to cease to continue as a going concern.
* Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
* Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within CIBC as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the work performed for the purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor's report is Humayun Jafrani.

*Ernst & Young LLP*

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
December 3, 2025

# Report of independent registered public accounting firm
## To the shareholders and directors of Canadian Imperial Bank of Commerce

## Opinion on the consolidated financial statements

We have audited the accompanying consolidated balance sheets of Canadian Imperial Bank of Commerce (CIBC) as of October 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended, and the related notes (collectively referred to as the "consolidated financial statements").

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of CIBC at October 31, 2025 and 2024, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), CIBC's internal control over financial reporting as of October 31, 2025, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated December 3, 2025 expressed an unqualified opinion thereon.

## Basis for opinion

These consolidated financial statements are the responsibility of CIBC's management. Our responsibility is to express an opinion on CIBC's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to CIBC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

## Critical audit matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

**Allowance for credit losses**

| | |
|---|---|
| *Description of the matter* | As described in Note 1 and Note 5 of the consolidated financial statements, CIBC has recognized $4.7 billion in expected credit loss (ECL) allowances on its consolidated balance sheet. ECL allowances represent credit losses that reflect an unbiased and probability-weighted amount that is determined by evaluating a range of possible outcomes and reasonable and supportable information about past events, current conditions, and forecasts of future economic conditions. ECL allowances are measured at amounts equal to either (i) 12-month ECL; or (ii) lifetime ECL for those financial instruments that have experienced a significant increase in credit risk (SICR) since initial recognition or when there is objective evidence of impairment. |
| | Auditing the allowance for credit losses was complex, involved significant auditor judgment, and required the involvement of specialists due to the inherent complexity of the models, the large volume of data used, assumptions, judgments, and the interrelationship of these variables in measuring the ECL. Significant assumptions and judgments with respect to the estimation of the allowance for credit losses include (i) the determination of when a loan has experienced a SICR; (ii) the forecast of forward-looking information (FLI) for multiple economic scenarios and the probability weighting of those scenarios; (iii) the models and methodologies used for the calculation of both 12-month and lifetime credit losses; and (iv) the application of expert credit judgment. Management has applied a heightened use of judgment in the areas noted above, when assessing the impact of the uncertain macroeconomic environment on the allowance for credit losses. |
| *How we addressed the matter in our audit* | We obtained an understanding, evaluated the design and tested the operating effectiveness of management's controls over the allowance for credit losses, with the assistance of our internal specialists. The controls we tested included, amongst others, controls over technology, model validation and monitoring, economic forecasting, data completeness and accuracy, the determination of internal risk ratings for non-retail loans, and the governance and oversight controls over the review of the overall ECL, including the application of expert credit judgment. |
| | To test the allowance for credit losses, amongst other procedures, we assessed, with the assistance of our credit risk specialists, whether the methodology and assumptions used in significant models that estimate ECL are consistent with the requirements of IFRS 9. For a sample of models, our credit risk specialists reperformed the model validation and monitoring tests performed by management. This included an assessment of the thresholds used to determine a SICR. For a sample of FLI variables, with the assistance of our economic specialists, we evaluated management's forecasting methodology and compared management's FLI to independently derived forecasts and publicly available information. We also evaluated the scenario probability weights used in the ECL models. With the assistance of our credit risk specialists, we also evaluated management's methodology and governance |

over the application of expert credit judgment by evaluating that the amounts recorded were reflective of underlying credit and/or economic conditions. We tested the completeness and accuracy of data used in the measurement of the ECL by agreeing to source documents and systems and evaluated a sample of non-retail borrower risk ratings against CIBC's risk rating scale. On a sample basis, we recalculated the ECL to test the mathematical accuracy of management's models. We also assessed the adequacy of the disclosures related to allowance for credit losses.

### Fair value measurement of derivatives

*Description of the matter*

As described in Note 2 and Note 12 of the consolidated financial statements, CIBC has recognized $38.4 billion in derivative assets and $41.4 billion in derivative liabilities. The portfolio of derivative instruments is presented by level within the fair value hierarchy, with the majority of the portfolio classified as Level 2. While derivative instruments classified as Level 1 have quoted market prices, those classified as Level 2 and 3 require valuation techniques that use observable and non-observable market inputs and involve the application of management judgment.

Auditing the valuation of certain derivatives was complex and required the application of significant auditor judgment and involvement of valuation specialists where the fair value was determined based on complex models and/or significant non-observable market inputs. The inputs and modelling assumptions used to determine fair values that were subject to significant auditor judgment included, amongst others, correlations, volatilities and credit spreads. The valuation of derivatives is sensitive to these inputs as they are forward-looking and could be affected by future economic and market conditions.

*How we addressed the matter in our audit*

We obtained an understanding, evaluated the design and tested the operating effectiveness of management's controls over the valuation of CIBC's derivatives portfolio, with the assistance of our internal specialists. The controls we tested included, amongst others, controls over technology, the development and validation of models used to determine the fair value of derivatives, and controls over the independent price verification process, including the integrity of significant inputs described above.

To test the valuation of these derivatives, our audit procedures included, amongst others, an evaluation of the methodologies and significant inputs used by CIBC. With the assistance of our valuation specialists, we performed an independent valuation for a sample of derivatives to assess the modelling assumptions and significant inputs used by CIBC to estimate the fair value. We independently obtained significant inputs and assumptions from external market data, where available, in performing our independent valuation. For a sample of models, and with the assistance of our valuation specialists, we assessed the valuation methodologies used by CIBC to determine fair values. We also assessed the adequacy of the disclosures related to the fair value measurement of derivatives.

### Measurement of uncertain tax provisions

*Description of the matter*

As described in Note 1 and Note 18 of the consolidated financial statements, CIBC has disclosed its material accounting policies, estimates and assumptions in relation to accounting for uncertainty in income taxes. CIBC operates in a tax environment with constantly evolving and complex tax legislation for financial institutions. Uncertainty in tax positions may arise as tax legislation is subject to interpretation. Estimating uncertain tax provisions requires management judgment to be applied in the interpretation of tax laws across the various jurisdictions in which CIBC operates. This includes significant judgment in the determination of whether it is probable that CIBC's tax filing positions will be sustained relating to certain complex tax positions and the measurement of such provisions when recognized.

Auditing CIBC's uncertain tax provisions required the involvement of our tax professionals and the application of judgment, including the interpretation of applicable tax legislation and jurisprudence.

*How we addressed the matter in our audit*

With the assistance of our tax professionals, we obtained an understanding, evaluated the design and tested the operating effectiveness of management's controls over CIBC's uncertain tax provisions. This included, amongst others, controls over management's assessment of the technical merits of tax positions and the process related to the measurement of any related income tax provisions.

With the assistance of our tax professionals, our audit procedures included, amongst others, an assessment of the technical merits of income tax positions taken by CIBC and the measurement of any related uncertain tax provisions recorded. We inspected and evaluated correspondence from the relevant income tax authorities, income tax advice obtained by CIBC from external advisors including income tax opinions, CIBC's interpretations of tax laws and the assessment thereof with respect to uncertain tax positions. We evaluated the reasonability of CIBC's treatment of any new information received during the year relating to these uncertain tax positions. We also assessed the adequacy of the disclosures related to uncertain tax positions.

*Ernst & Young LLP*

Chartered Professional Accountants
Licensed Public Accountants

We have served as CIBC's auditor since 2002.

Toronto, Canada
December 3, 2025

# Report of independent registered public accounting firm
## To the shareholders and directors of Canadian Imperial Bank of Commerce

## Opinion on internal control over financial reporting

We have audited Canadian Imperial Bank of Commerce's (CIBC) internal control over financial reporting as of October 31, 2025, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, CIBC maintained, in all material respects, effective internal control over financial reporting as of October 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of CIBC as of October 31, 2025 and 2024, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended, and the related notes and our report dated December 3, 2025 expressed an unqualified opinion thereon.

## Basis for opinion

CIBC's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the *Management's annual report on internal control over financial reporting* section contained in the accompanying management's discussion and analysis. Our responsibility is to express an opinion on CIBC's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to CIBC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

## Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

*Ernst & Young LLP*

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
December 3, 2025

# Consolidated balance sheet

| Millions of Canadian dollars, as at October 31 | | 2025 | | 2024 |
|---|---|---|---|---|
| **ASSETS** | | | | |
| **Cash and non-interest-bearing deposits with banks** | $ | **12,379** | $ | 8,565 |
| **Interest-bearing deposits with banks** | | **31,624** | | 39,499 |
| **Securities** (Note 4) | | **283,235** | | 254,345 |
| **Cash collateral on securities borrowed** | | **21,697** | | 17,028 |
| **Securities purchased under resale agreements** | | **86,695** | | 83,721 |
| **Loans** (Note 5) | | | | |
| Residential mortgages | | **287,033** | | 280,672 |
| Personal | | **47,866** | | 46,681 |
| Credit card | | **21,581** | | 20,551 |
| Business and government [(1)] | | **237,416** | | 214,305 |
| Allowance for credit losses | | **(4,392)** | | (3,917) |
| | | **589,504** | | 558,292 |
| **Other** | | | | |
| Derivative instruments (Note 12) | | **38,352** | | 36,435 |
| Property and equipment (Note 7) | | **3,443** | | 3,359 |
| Goodwill (Note 8) | | **5,475** | | 5,443 |
| Software and other intangible assets (Note 8) | | **2,894** | | 2,830 |
| Investments in equity-accounted associates and joint ventures (Note 24) | | **808** | | 785 |
| Deferred tax assets (Note 18) | | **1,027** | | 821 |
| Other assets (Note 9) | | **39,805** | | 30,862 |
| | | **91,804** | | 80,535 |
| **Total assets** | $ | **1,116,938** | $ | 1,041,985 |
| **LIABILITIES AND EQUITY** | | | | |
| **Deposits** (Note 10) | | | | |
| Personal | $ | **258,139** | $ | 252,894 |
| Business and government | | **457,284** | | 435,499 |
| Bank | | **26,723** | | 20,009 |
| Secured borrowings | | **65,978** | | 56,455 |
| | | **808,124** | | 764,857 |
| **Obligations related to securities sold short** | | **24,244** | | 21,642 |
| **Cash collateral on securities lent** | | **6,031** | | 7,997 |
| **Obligations related to securities sold under repurchase agreements** | | **130,042** | | 110,153 |
| **Other** | | | | |
| Derivative instruments (Note 12) | | **41,411** | | 40,654 |
| Deferred tax liabilities (Note 18) | | **47** | | 49 |
| Other liabilities [(1)] (Note 11) | | **34,807** | | 30,161 |
| | | **76,265** | | 70,864 |
| **Subordinated indebtedness** (Note 14) | | **7,819** | | 7,465 |
| **Total liabilities** | | **1,052,525** | | 982,978 |
| **Equity** | | | | |
| Preferred shares and other equity instruments (Note 15) | | **6,369** | | 4,946 |
| Common shares (Note 15) | | **16,845** | | 17,011 |
| Contributed surplus | | **226** | | 159 |
| Retained earnings | | **36,471** | | 33,471 |
| Accumulated other comprehensive income (AOCI) | | **4,218** | | 3,148 |
| **Total shareholders' equity** | | **64,129** | | 58,735 |
| Non-controlling interests | | **284** | | 272 |
| **Total equity** | | **64,413** | | 59,007 |
| **Total liabilities and equity** | $ | **1,116,938** | $ | 1,041,985 |

(1) Includes customers' liability under acceptances of $10 million (2024: $6 million) in business and government loans and acceptances of $10 million (2024: $6 million) in other liabilities. Prior year amounts have been revised to conform to the presentation adopted in 2025.

The accompanying notes and shaded sections in "MD&A – Management of risk" are an integral part of these consolidated financial statements.

**Harry Culham**
President and Chief Executive Officer

**Mary Lou Maher**
Director

# Consolidated statement of income

| Millions of Canadian dollars, except as noted, for the year ended October 31 | 2025 | 2024 |
|---|---:|---:|
| **Interest income** (Note 28) [1] | | |
| Loans | $ **32,074** | $ 33,925 |
| Securities | **9,045** | 9,560 |
| Securities borrowed or purchased under resale agreements | **5,260** | 5,811 |
| Deposits with banks and other | **2,382** | 2,889 |
| | **48,761** | 52,185 |
| **Interest expense** (Note 28) | | |
| Deposits | **25,110** | 30,476 |
| Securities sold short | **565** | 625 |
| Securities lent or sold under repurchase agreements | **6,521** | 6,334 |
| Subordinated indebtedness | **407** | 510 |
| Other | **389** | 545 |
| | **32,992** | 38,490 |
| **Net interest income** | **15,769** | 13,695 |
| **Non-interest income** | | |
| Underwriting and advisory fees | **915** | 707 |
| Deposit and payment fees | **996** | 958 |
| Credit fees | **1,015** | 1,218 |
| Card fees | **402** | 414 |
| Investment management and custodial fees | **2,241** | 1,980 |
| Mutual fund fees | **2,019** | 1,796 |
| Income from insurance activities, net | **317** | 356 |
| Commissions on securities transactions | **554** | 431 |
| Gains (losses) from financial instruments measured/designated at fair value through profit or loss (FVTPL), net | **4,022** | 3,226 |
| Gains (losses) from debt securities measured at fair value through other comprehensive income (FVOCI) and amortized cost, net | **(14)** | 43 |
| Foreign exchange other than trading (FXOTT) | **369** | 386 |
| Income from equity-accounted associates and joint ventures (Note 24) | **117** | 79 |
| Other | **411** | 317 |
| | **13,364** | 11,911 |
| **Total revenue** | **29,133** | 25,606 |
| **Provision for credit losses** (Note 5) | **2,342** | 2,001 |
| **Non-interest expenses** | | |
| Employee compensation and benefits | **9,266** | 8,261 |
| Occupancy costs | **847** | 830 |
| Computer, software and office equipment | **2,946** | 2,719 |
| Communications | **395** | 362 |
| Advertising and business development | **398** | 344 |
| Professional fees | **284** | 257 |
| Business and capital taxes | **124** | 128 |
| Other (Notes 3 and 8) | **1,592** | 1,538 |
| | **15,852** | 14,439 |
| **Income before income taxes** | **10,939** | 9,166 |
| **Income taxes** (Note 18) | **2,485** | 2,012 |
| **Net income** | $ **8,454** | $ 7,154 |
| **Net income attributable to non-controlling interests** | $ **25** | $ 39 |
| Preferred shareholders and other equity instrument holders | $ **364** | $ 263 |
| Common shareholders | **8,065** | 6,852 |
| **Net income attributable to equity shareholders** | $ **8,429** | $ 7,115 |
| **Earnings per share (EPS)** (in dollars) (Note 19) | | |
| Basic | $ **8.62** | $ 7.29 |
| Diluted | **8.57** | 7.28 |
| **Dividends per common share** (in dollars) (Note 15) | **3.88** | 3.60 |

(1)  Interest income included $44.3 billion for the year ended October 31, 2025 (2024: $48.5 billion) calculated based on the effective interest rate method.

The accompanying notes and shaded sections in "MD&A – Management of risk" are an integral part of these consolidated financial statements.

# Consolidated statement of comprehensive income

| Millions of Canadian dollars, for the year ended October 31 | 2025 | 2024 |
|---|---|---|
| **Net income** | **$ 8,454** | $ 7,154 |
| Other comprehensive income (loss) (OCI), net of income tax, that is subject to subsequent reclassification to net income | | |
| **Net foreign currency translation adjustments** | | |
| Net gains (losses) on investments in foreign operations | **400** | 281 |
| Net gains (losses) on hedges of investments in foreign operations | **(365)** | (267) |
| | **35** | 14 |
| **Net change in debt securities measured at FVOCI** | | |
| Net gains (losses) on debt securities measured at FVOCI | **368** | 127 |
| Net (gains) losses reclassified to net income | **(14)** | (27) |
| | **354** | 100 |
| **Net change in cash flow hedges** | | |
| Net gains (losses) on derivatives designated as cash flow hedges | **1,419** | 2,348 |
| Net (gains) losses reclassified to net income | **(928)** | (813) |
| | **491** | 1,535 |
| OCI, net of income tax, that is not subject to subsequent reclassification to net income | | |
| **Net gains (losses) on post-employment defined benefit plans** | **208** | 250 |
| **Net gains (losses) due to fair value change of fair value option (FVO) liabilities attributable to changes in credit risk** | **(34)** | (216) |
| **Net gains (losses) on equity securities designated at FVOCI** | **18** | (13) |
| | **192** | 21 |
| **Total other comprehensive income (loss)** [1] | **1,072** | 1,670 |
| **Comprehensive income** | **$ 9,526** | $ 8,824 |
| **Comprehensive income attributable to non-controlling interests** | **$ 25** | $ 39 |
| Preferred shareholders and other equity instrument holders | **$ 364** | $ 263 |
| Common shareholders | **9,137** | 8,522 |
| **Comprehensive income attributable to equity shareholders** | **$ 9,501** | $ 8,785 |

(1)  Includes $43 million of gains for 2025 (2024: $113 million of gains) relating to our investments in equity-accounted associates and joint ventures.

| Millions of Canadian dollars, for the year ended October 31 | 2025 | 2024 |
|---|---|---|
| **Income tax (expense) benefit allocated to each component of OCI** | | |
| Subject to subsequent reclassification to net income | | |
| **Net foreign currency translation adjustments** | | |
| Net gains (losses) on investments in foreign operations | **$ (12)** | $ (5) |
| Net gains (losses) on hedges of investments in foreign operations | **(68)** | – |
| | **(80)** | (5) |
| **Net change in debt securities measured at FVOCI** | | |
| Net gains (losses) on debt securities measured at FVOCI | **(74)** | (12) |
| Net (gains) losses reclassified to net income | **5** | 10 |
| | **(69)** | (2) |
| **Net change in cash flow hedges** | | |
| Net gains (losses) on derivatives designated as cash flow hedges | **(546)** | (903) |
| Net (gains) losses reclassified to net income | **357** | 313 |
| | **(189)** | (590) |
| **Not subject to subsequent reclassification to net income** | | |
| Net gains (losses) on post-employment defined benefit plans | **(66)** | (68) |
| Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk | **13** | 83 |
| Net gains (losses) on equity securities designated at FVOCI | **(6)** | 4 |
| | **(59)** | 19 |
| **Total income tax (expense) benefit allocated to each component of OCI** | **$ (397)** | $ (578) |

The accompanying notes and shaded sections in "MD&A – Management of risk" are an integral part of these consolidated financial statements.

# Consolidated statement of changes in equity

| Millions of Canadian dollars, for the year ended October 31 | | 2025 | | 2024 |
|---|---|---|---|---|
| **Preferred shares and other equity instruments** (Note 15) | | | | |
| Balance at beginning of year | $ | **4,946** | $ | 4,925 |
| Issue of preferred shares and limited recourse capital notes (LRCNs) | | **2,770** | | 1,000 |
| Redemption of preferred shares and LRCNs | | **(1,350)** | | (975) |
| Treasury shares | | **3** | | (4) |
| Balance at end of year | $ | **6,369** | $ | 4,946 |
| **Common shares** (Note 15) | | | | |
| Balance at beginning of year | $ | **17,011** | $ | 16,082 |
| Issue of common shares | | **168** | | 1,019 |
| Purchase of common shares for cancellation | | **(335)** | | (90) |
| Treasury shares | | **1** | | – |
| Balance at end of year | $ | **16,845** | $ | 17,011 |
| **Contributed surplus** | | | | |
| Balance at beginning of year | $ | **159** | $ | 109 |
| Compensation expense arising from equity-settled share-based awards | | **20** | | 16 |
| Exercise of stock options and settlement of other equity-settled share-based awards | | **(10)** | | (9) |
| Other [1] | | **57** | | 43 |
| Balance at end of year | $ | **226** | $ | 159 |
| **Retained earnings** | | | | |
| Balance at beginning of year | $ | **33,471** | | 30,352 |
| Net income attributable to equity shareholders | | **8,429** | | 7,115 |
| Dividends and distributions (Note 15) | | | | |
|   Preferred and other equity instruments | | **(364)** | | (263) |
|   Common | | **(3,629)** | | (3,382) |
| Premium on purchase of common shares for cancellation | | **(1,396)** | | (329) |
| Realized gains (losses) on equity securities designated at FVOCI reclassified from AOCI | | **2** | | (15) |
| Other | | **(42)** | | (7) |
| Balance at end of year | $ | **36,471** | $ | 33,471 |
| **AOCI, net of income tax** | | | | |
| AOCI, net of income tax, that is subject to subsequent reclassification to net income | | | | |
|   **Net foreign currency translation adjustments** | | | | |
|   Balance at beginning of year | $ | **2,176** | $ | 2,162 |
|   Net change in foreign currency translation adjustments | | **35** | | 14 |
|   Balance at end of year | $ | **2,211** | $ | 2,176 |
|   **Net gains (losses) on debt securities measured at FVOCI** | | | | |
|   Balance at beginning of year | $ | **(307)** | $ | (407) |
|   Net change in debt securities measured at FVOCI | | **354** | | 100 |
|   Balance at end of year | $ | **47** | $ | (307) |
|   **Net gains (losses) on cash flow hedges** | | | | |
|   Balance at beginning of year | $ | **509** | $ | (1,026) |
|   Net change in cash flow hedges | | **491** | | 1,535 |
|   Balance at end of year | $ | **1,000** | $ | 509 |
| AOCI, net of income tax, that is not subject to subsequent reclassification to net income | | | | |
|   **Net gains (losses) on post-employment defined benefit plans** | | | | |
|   Balance at beginning of year | $ | **842** | $ | 592 |
|   Net change in post-employment defined benefit plans | | **208** | | 250 |
|   Balance at end of year | $ | **1,050** | $ | 842 |
|   **Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk** | | | | |
|   Balance at beginning of year | $ | **(88)** | $ | 128 |
|   Net change attributable to changes in credit risk | | **(34)** | | (216) |
|   Balance at end of year | $ | **(122)** | $ | (88) |
|   **Net gains (losses) on equity securities designated at FVOCI** | | | | |
|   Balance at beginning of year | $ | **16** | $ | 14 |
|   Net gains (losses) on equity securities designated at FVOCI | | **18** | | (13) |
|   Realized (gains) losses on equity securities designated at FVOCI reclassified to retained earnings | | **(2)** | | 15 |
|   Balance at end of year | $ | **32** | $ | 16 |
| **Total AOCI, net of income tax** | $ | **4,218** | $ | 3,148 |
| **Non-controlling interests** | | | | |
| Balance at beginning of year | $ | **272** | $ | 232 |
| Net income attributable to non-controlling interests | | **25** | | 39 |
| Dividends | | **(9)** | | (8) |
| Other | | **(4)** | | 9 |
| Balance at end of year | $ | **284** | $ | 272 |
| Equity at end of year | $ | **64,413** | $ | 59,007 |

(1) Includes the portion of the estimated tax benefit related to employee stock options that is incremental to the amount recognized in the consolidated statement of income.

The accompanying notes and shaded sections in "MD&A – Management of risk" are an integral part of these consolidated financial statements.

# Consolidated statement of cash flows

| Millions of Canadian dollars, for the year ended October 31 | | 2025 | | 2024 |
|---|---|---|---|---|
| **Cash flows provided by (used in) operating activities** | | | | |
| Net income | $ | **8,454** | $ | 7,154 |
| Adjustments to reconcile net income to cash flows provided by (used in) operating activities: | | | | |
| Provision for credit losses | | **2,342** | | 2,001 |
| Amortization and impairment [1] | | **1,178** | | 1,170 |
| Stock options and restricted shares expense | | **20** | | 16 |
| Deferred income taxes | | **(257)** | | (244) |
| Losses (gains) from debt securities measured at FVOCI and amortized cost | | **14** | | (43) |
| Net losses (gains) on disposal of property and equipment | | **(2)** | | (1) |
| Other non-cash items, net | | **(16)** | | (1,822) |
| Net changes in operating assets and liabilities | | | | |
| Interest-bearing deposits with banks | | **7,875** | | (4,597) |
| Loans, net of repayments | | **(33,381)** | | (28,930) |
| Deposits, net of withdrawals | | **37,183** | | 34,467 |
| Obligations related to securities sold short | | **2,602** | | 2,976 |
| Accrued interest receivable | | **44** | | (711) |
| Accrued interest payable | | **(983)** | | 452 |
| Derivative assets | | **(1,921)** | | (3,240) |
| Derivative liabilities | | **328** | | (813) |
| Securities measured at FVTPL | | **(22,817)** | | (23,319) |
| Other assets and liabilities measured/designated at FVTPL | | **5,090** | | 3,431 |
| Current income taxes | | **(489)** | | (257) |
| Cash collateral on securities lent | | **(1,966)** | | (84) |
| Obligations related to securities sold under repurchase agreements | | **19,889** | | 23,035 |
| Cash collateral on securities borrowed | | **(4,669)** | | (2,377) |
| Securities purchased under resale agreements | | **(2,974)** | | (3,537) |
| Other, net | | **(1,706)** | | 6,361 |
| **Net cash flows provided by (used in) operating activities** | | **13,838** | | 11,088 |
| **Cash flows provided by (used in) financing activities** | | | | |
| Issue of subordinated indebtedness | | **1,250** | | 2,250 |
| Redemption/repurchase/maturity of subordinated indebtedness | | **(1,069)** | | (1,536) |
| Issue of preferred shares and LRCNs, net of issuance cost | | **2,757** | | 996 |
| Redemption of preferred shares and LRCNs | | **(1,350)** | | (975) |
| Issue of common shares for cash | | **158** | | 312 |
| Purchase of common shares for cancellation | | **(1,731)** | | (419) |
| Net sale (purchase) of treasury shares | | **4** | | (4) |
| Dividends and distributions paid | | **(3,993)** | | (2,947) |
| Repayment of lease liabilities | | **(309)** | | (287) |
| Other, net | | **(29)** | | – |
| **Net cash flows provided by (used in) financing activities** | | **(4,312)** | | (2,610) |
| **Cash flows provided by (used in) investing activities** | | | | |
| Purchase of securities measured/designated at FVOCI and amortized cost | | **(98,369)** | | (76,528) |
| Proceeds from sale of securities measured/designated at FVOCI and amortized cost | | **46,299** | | 29,761 |
| Proceeds from maturity of debt securities measured at FVOCI and amortized cost | | **47,404** | | 27,105 |
| Net sale (purchase) of property, equipment, software and other intangible assets | | **(1,109)** | | (1,089) |
| **Net cash flows provided by (used in) investing activities** | | **(5,775)** | | (20,751) |
| Effect of exchange rate changes on cash and non-interest-bearing deposits with banks | | **63** | | 22 |
| **Net increase (decrease) in cash and non-interest-bearing deposits with banks during the year** | | **3,814** | | (12,251) |
| Cash and non-interest-bearing deposits with banks at beginning of year | | **8,565** | | 20,816 |
| **Cash and non-interest-bearing deposits with banks at end of year** [2] | $ | **12,379** | $ | 8,565 |
| Cash interest paid | $ | **33,975** | $ | 38,038 |
| Cash interest received | | **46,993** | | 49,761 |
| Cash dividends received | | **1,812** | | 1,713 |
| Cash income taxes paid | | **3,231** | | 2,513 |

(1) Comprises amortization and impairment of buildings, right-of-use assets, furniture, equipment, leasehold improvements, and software and other intangible assets.
(2) Includes restricted cash of $579 million (2024: $466 million) and interest-bearing demand deposits with Bank of Canada.

The accompanying notes and shaded sections in "MD&A – Management of risk" are an integral part of these consolidated financial statements.

# Notes to the consolidated financial statements

Canadian Imperial Bank of Commerce (CIBC) is a diversified financial institution governed by the *Bank Act* (Canada). CIBC was formed through the amalgamation of the Canadian Bank of Commerce and Imperial Bank of Canada in 1961. Through our four strategic business units (SBUs) – Canadian Personal and Business Banking, Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management, and Capital Markets – CIBC provides a full range of financial products and services to our personal banking, business, public sector and institutional clients in Canada, the United States (U.S.) and around the world. Refer to Note 29 for further details on our business units. CIBC is incorporated and domiciled in Canada, with our registered and principal business offices located at CIBC SQUARE, Toronto, Ontario.

| **Note 1** | Basis of preparation and summary of material accounting policies |
|---|---|

## Basis of preparation

The consolidated financial statements of CIBC have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These consolidated financial statements also comply with Section 308(4) of the *Bank Act* (Canada) and the requirements of the Office of the Superintendent of Financial Institutions (OSFI).

   CIBC has consistently applied the same accounting policies throughout all periods presented.

   These consolidated financial statements are presented in millions of Canadian dollars, unless otherwise indicated.

   These consolidated financial statements were authorized for issue by the Board of Directors (the Board) on December 3, 2025.

## Summary of material accounting policies

The following paragraphs describe our material accounting policies.

### Use of estimates and assumptions

The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the recognized and measured amounts of assets, liabilities, net income, comprehensive income and related disclosures. Significant estimates and assumptions are made in the areas of the valuation of financial instruments, allowance for credit losses, the evaluation of whether to consolidate structured entities (SEs), leases, asset impairment, income taxes, provisions and contingent liabilities, post-employment and other long-term benefit plan assumptions and the valuation of self-managed loyalty points programs. Actual results could differ from these estimates and assumptions.

### Basis of consolidation

We consolidate entities over which we have control. We have control over another entity when we have: (i) power to direct relevant activities of the entity; (ii) exposure, or rights, to variable returns from our involvement with the entity; and (iii) the ability to affect those returns through our power over the entity.

#### Subsidiaries

Subsidiaries are entities over which CIBC has control. Generally, CIBC has control of its subsidiaries through a shareholding of more than 50% of the voting rights, and has significant exposure to the subsidiaries based on its ownership interests of more than 50%. The effects of potential voting rights that CIBC has the practical ability to exercise are considered when assessing whether control exists. Subsidiaries are consolidated from the date control is obtained by CIBC and are deconsolidated from the date control is lost. Consistent accounting policies are applied for all consolidated subsidiaries. Details of our significant subsidiaries are provided in Note 25.

#### Structured entities

A SE is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the significant relevant activities are directed by contractual arrangements. SEs often have some or all of the following features or attributes: (i) restricted activities; (ii) a narrow and well-defined objective, such as to securitize our own financial assets or third-party financial assets to provide sources of funding or to provide investment opportunities for investors by passing on risks and rewards associated with the assets of the SE to investors; (iii) insufficient equity to permit the SE to finance its activities without subordinated financial support; or (iv) financing in the form of multiple contractually linked instruments to investors that create concentrations of credit or other risks. Examples of SEs include securitization vehicles, asset-backed financings, capital vehicles and investment funds.

   When voting rights are not relevant in deciding whether CIBC has power over an entity, particularly for complex SEs, the assessment of control considers all facts and circumstances, including the purpose and design of the investee, its relationship with other parties and each party's ability to make decisions over significant activities, and whether CIBC is acting as a principal or as an agent.

   We do not have control over an investee when we are acting as the agent for a third-party. In assessing whether we are an agent we determine: (i) the scope of our decision-making authority; (ii) the rights held by other parties; (iii) the remuneration to which we are entitled; and (iv) our exposure to variability of returns from other interests that we hold in the investee.

   Consolidation conclusions are reassessed whenever there is a change in the specific facts and circumstances relevant to one or more of the three elements of control. Factors that trigger the reassessment include, but are not limited to, significant changes in ownership structure of the entities, changes in contractual or governance arrangements, provision of a liquidity facility beyond the original terms, the rare event of the draw of a liquidity facility for our multi-seller conduits, transactions with the entities that were not contemplated originally and changes in the financing structure of the entities.

#### Transactions eliminated on consolidation

All intercompany transactions, balances and unrealized gains and losses on transactions are eliminated on consolidation.

#### Non-controlling interests

Non-controlling interests are presented on the consolidated balance sheet as a separate component of equity that is distinct from CIBC's shareholders' equity. The net income attributable to non-controlling interests is presented separately in the consolidated statement of income.

## Associates and joint ventures

We classify investments in entities over which we have significant influence, and that are neither subsidiaries nor joint ventures, as associates. Significant influence is presumed to exist where we hold, either directly or indirectly, between 20% and 50% of the voting rights of an entity, or, in the case of a limited partnership, where CIBC is a co-general partner. Significant influence also may exist where we hold less than 20% of the voting rights of an entity, for example if we have influence over policy-making processes through representation on the entity's Board of Directors, or by other means. Where we are a party to a contractual arrangement whereby we undertake an economic activity that is subject to joint control together with one or more parties, we classify our interest in the venture as a joint venture.

Investments in associates and interests in joint ventures are accounted for using the equity method. Under the equity method, such investments are initially measured at cost, including attributable goodwill and intangible assets, and are adjusted thereafter for the post-acquisition change in our share of the net assets of the investment.

In applying the equity method for an investment that has a different reporting period from that of CIBC, adjustments are made for the effects of any significant events or transactions that occur between the reporting date of the investment and CIBC's reporting date.

## Foreign currency translation

Monetary assets and liabilities and non-monetary assets and liabilities measured at fair value that are denominated in foreign currencies are translated into the functional currencies of operations at prevailing exchange rates at the date of the consolidated balance sheet. Revenue and expenses are translated using average monthly exchange rates. Realized and unrealized gains and losses arising from translation into functional currencies are included in the consolidated statement of income, with the exception of unrealized foreign exchange gains and losses on FVOCI equity securities, which are included in AOCI.

Assets and liabilities of foreign operations with a functional currency other than the Canadian dollar, including goodwill and fair value adjustments arising on acquisition, are translated into Canadian dollars at the exchange rates prevailing as at the consolidated balance sheet date, while revenue and expenses of these foreign operations are translated into Canadian dollars at the average monthly exchange rates. Exchange gains and losses arising from the translation of these foreign operations and from the results of hedging the net investment in these foreign operations, net of applicable taxes, are included in Net foreign currency translation adjustments, in AOCI.

Any accumulated exchange gains and losses, including the impact of hedging, and any applicable taxes in AOCI are reclassified into the consolidated statement of income when there is a disposal of a foreign operation, including a partial disposal of a foreign operation that involves the loss of control. On partial disposal of a foreign operation that does not involve the loss of control, the proportionate share of the accumulated exchange gains and losses, including the impact of hedging, and any applicable taxes previously recognized in AOCI are reclassified into the consolidated statement of income.

## Accounting for financial instruments

### Classification and measurement of financial instruments

All financial assets must be classified at initial recognition as financial instruments mandatorily measured at FVTPL (trading and non-trading), financial instruments measured at amortized cost, debt financial instruments measured at FVOCI, equity financial instruments designated at FVOCI, or financial instruments designated at FVTPL (fair value option), based on the contractual cash flow characteristics of the financial assets and the business model under which the financial assets are managed. All financial assets and derivatives are required to be measured at fair value with the exception of financial assets measured at amortized cost. Financial assets are required to be reclassified when and only when the business model under which they are managed has changed. All reclassifications are to be applied prospectively from the reclassification date.

The classification and measurement model requires that all debt instrument financial assets that do not meet a "solely payment of principal and interest" (SPPI) test, including those that contain embedded derivatives, be classified at initial recognition as FVTPL. The SPPI test is conducted to identify whether the contractual cash flows of a financial instrument are "solely payments of principal and interest" such that any variability in the contractual cash flows is consistent with a "basic lending arrangement". "Principal" for the purpose of this test is defined as the fair value of the financial asset at initial recognition and may change over the life of the financial asset, for example, due to repayments of principal or amortization of the premium/discount. "Interest" for the purpose of this test is defined as the consideration for the time value of money and credit risk, which are the most significant elements of interest within a lending arrangement. Contractual terms that introduce a more than de minimis exposure to risks or volatility in the contractual cash flows that are unrelated to a basic lending arrangement do not give rise to contractual cash flows that are solely payments of principal and interest on the amount outstanding. The intent of the SPPI test is to ensure that debt instruments that contain non-basic lending features, such as equity conversion options and equity-linked payouts, are measured at FVTPL.

For debt instrument financial assets that meet the SPPI test, classification at initial recognition is determined based on the business model under which these instruments are managed. Debt instruments that are managed on a "held for trading" or "fair value" basis are classified as FVTPL. Debt instruments that are managed on a "hold to collect and for sale" basis are classified as FVOCI for debt. Debt instruments that are managed on a "hold to collect" basis are classified as amortized cost. We consider the following in our determination of the applicable business model for financial assets:

I) The business purpose of the portfolio;
II) The risks that are being managed and the type of business activities that are being carried out on a day-to-day basis to manage the risks;
III) The basis on which performance of the portfolio is being evaluated; and
IV) The frequency and significance of sales activity.

All equity instrument financial assets are classified at initial recognition as FVTPL unless they are not held with the intent for short-term profit-taking and an irrevocable designation is made to classify the instrument as FVOCI for equities.

Derivatives, obligations related to securities sold short and FVO financial liabilities are measured at fair value. Other financial liabilities are measured at amortized cost.

Derivatives are measured at FVTPL, except to the extent that they are designated in a hedging relationship, in which case the International Accounting Standard (IAS) 39 "Financial Instruments: Recognition and Measurement" (IAS 39) hedge accounting requirements continue to apply.

*Financial instruments mandatorily measured at FVTPL (trading and non-trading)*

Trading financial instruments are mandatorily measured at FVTPL as they are held for trading purposes or are part of a managed portfolio with a pattern of short-term profit-taking. Non-trading financial assets are also mandatorily measured at fair value if their contractual cash flow characteristics do not meet the SPPI test or if they are managed together with other financial instruments on a fair value basis.

Trading and non-trading financial instruments mandatorily measured at FVTPL are remeasured at fair value as at the consolidated balance sheet date. Gains and losses realized on disposition and unrealized gains and losses from changes in fair value are included in Non-interest income as Gains (losses) from financial instruments measured/designated at FVTPL, net. Interest income and dividends earned on trading and non-trading securities and dividends and interest expense incurred on securities sold short are included in net interest income.

*Financial instruments designated at FVTPL (fair value option)*

Financial instruments designated at FVTPL are those that we voluntarily designate at initial recognition as instruments that we will measure at fair value through the consolidated statement of income that would otherwise fall into a different accounting category. The FVO designation, once made, is irrevocable and can only be applied if reliable fair values are available, when doing so eliminates or significantly reduces the measurement inconsistency that would otherwise arise from measuring assets or liabilities on a different basis and if certain OSFI requirements pertaining to certain loans are met. Financial liabilities may also be designated at FVTPL when they are part of a portfolio which is managed on a fair value basis, in accordance with our investment strategy, and are reported internally on that basis. Designation at FVTPL may also be applied to financial liabilities that have one or more embedded derivatives that would otherwise require bifurcation. We apply the FVO to certain mortgage commitments.

Gains and losses realized on dispositions and unrealized gains and losses from changes in the fair value of FVO financial instruments are treated in the same manner as financial instruments which are mandatorily measured at FVTPL, except that changes in the fair value of FVO liabilities that are attributable to changes in own credit risk are recognized in OCI. Dividends and interest earned, and interest expense incurred on FVO assets and liabilities are included in Interest income and Interest expense, respectively.

*Financial assets measured at amortized cost*

Financial assets measured at amortized cost are debt financial instruments with contractual cash flows that meet the SPPI test and that are managed on a "hold to collect" basis. These financial assets are recognized initially at fair value plus direct and incremental transaction costs, and are subsequently measured at amortized cost, using the effective interest rate method, net of an allowance for expected credit losses (ECL).

Loans measured at amortized cost include residential mortgages, personal loans, credit cards and most business and government loans. Certain portfolios of treasury securities that are managed on a "hold to collect" basis are also classified as amortized cost.

Most deposits with banks, securities purchased under resale agreements, cash collateral on securities borrowed and certain other assets are accounted for at amortized cost.

*Debt financial assets measured at FVOCI*

Debt financial instruments measured at FVOCI are non-derivative financial assets with contractual cash flows that meet the SPPI test and are managed on a "hold to collect and for sale" basis.

FVOCI debt instruments are measured initially at fair value, plus direct and incremental transaction costs. Subsequent to initial recognition, FVOCI debt instruments are remeasured at fair value, with the exception that changes in ECL allowances and related foreign exchange gains or losses are recognized in the consolidated statement of income. Cumulative gains and losses previously recognized in OCI are transferred from AOCI to the consolidated statement of income when the debt instrument is sold. Realized gains and losses on sale, determined on an average cost basis, and changes in ECL allowances, are included in Gains (losses) from debt securities measured at FVOCI and amortized cost, net in the consolidated statement of income. Interest income from FVOCI debt instruments is included in Interest income. FVOCI debt instruments include our treasury securities which are managed on a "hold to collect and for sale" basis.

A debt financial instrument is classified as impaired (stage 3) when one or more events that have a detrimental impact on the estimated future cash flows of that financial instrument have occurred after its initial recognition. Evidence of impairment includes indications that the borrower is experiencing significant financial difficulty, or a default or delinquency has occurred.

*Equity financial instruments designated at FVOCI*

Equity financial instruments are measured at FVTPL unless an irrevocable designation is made to measure them at FVOCI. Gains or losses from changes in the fair value of equity instruments designated at FVOCI, including any related foreign exchange gains or losses, are recognized in OCI. Amounts recognized in OCI will not be subsequently recycled to profit or loss, with the exception of dividends that are not considered a return of capital, which are recognized as interest income when received in the consolidated statement of income. Instead, cumulative gains or losses upon derecognition of the equity instrument will be transferred within equity from AOCI to retained earnings and presented in Realized gains (losses) on equity securities designated at FVOCI in the consolidated statement of changes in equity. Financial assets designated as FVOCI include non-trading equity securities, primarily related to our investment in private companies and certain limited partnerships.

**Impairment of financial assets**

ECL allowances are recognized on all financial assets that are debt instruments classified either as amortized cost or FVOCI and for all loan commitments and financial guarantees that are not measured at FVTPL. ECL allowances represent credit losses that reflect an unbiased and probability-weighted amount which is determined by evaluating a range of possible outcomes, the time value of money and reasonable and supportable information about past events, current conditions and forecasts of future economic conditions. Forward-looking information is explicitly incorporated into the estimation of ECL allowances, which involves significant judgment (see Note 5 for additional details).

ECL allowances for loans are included in Allowance for credit losses on the consolidated balance sheet. ECL allowances for FVOCI debt securities are included as a component of the carrying value of the securities, which are measured at fair value. ECL allowances for other financial assets are included in the carrying value of the instrument. ECL allowances for guarantees and loan commitments are included in Other liabilities.

ECL allowances are measured at amounts equal to either: (i) 12-month ECL; or (ii) lifetime ECL for those financial instruments which have experienced a significant increase in credit risk (SICR) since initial recognition or when there is objective evidence of impairment.

The calculation of ECL allowances is based on the expected value of three probability-weighted scenarios to measure the expected cash shortfalls, discounted at the effective interest rate. A cash shortfall is the difference between the contractual cash flows that are due and the cash flows that we expect to receive. The key inputs in the measurement of ECL allowances are as follows:

- The probability of default (PD) is an estimate of the likelihood of default over a given time horizon;
- The loss given default (LGD) is an estimate of the loss arising in the case where a default occurs at a given time; and
- The exposure at default (EAD) is an estimate of the exposure at a future default date.

Lifetime ECL is the expected credit losses that result from all possible default events over the expected life of a financial instrument. 12-month ECL is the portion of lifetime expected credit losses that represent the expected credit losses that result from default events on the financial instrument that are possible within the 12 months after the reporting date.

*Stage migration and significant increase in credit risk*

As a result of the requirements above, financial instruments subject to ECL allowances are categorized into three stages.

Stage 1 is comprised of all performing financial instruments which have not experienced a SICR since initial recognition. We recognize 12 months of ECL for stage 1 financial instruments. In assessing whether credit risk has increased significantly, we compare the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of its initial recognition.

Stage 2 is comprised of all performing financial instruments which have experienced a SICR since initial recognition. We recognize lifetime ECL for stage 2 financial instruments. In subsequent reporting periods, if the credit risk of the financial instrument improves such that there is no longer a SICR since initial recognition, we then revert to recognizing 12 months of ECL as the financial instrument has migrated back to stage 1.

We determine whether a financial instrument has experienced a SICR since its initial recognition on an individual financial instrument basis. Changes in the required ECL allowance, including the impact of financial instruments migrating between stage 1 and stage 2, are recorded in Provision for credit losses in the consolidated statement of income. Significant judgment is required in the application of SICR (see Note 5 for additional details).

Stage 3 financial instruments are those that we have classified as impaired. We recognize lifetime ECL for all stage 3 financial instruments. We classify a financial instrument as impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial instrument have occurred after its initial recognition. Evidence of impairment includes indications that the borrower is experiencing significant financial difficulty, or a default or delinquency has occurred. Generally, financial instruments on which repayment of principal or payment of interest is contractually more than 90 days in arrears are considered impaired, except for credit card loans, which are classified as impaired and are fully written off when payments are contractually 180 days in arrears or at the earlier of the notice of bankruptcy, settlement proposal, or enlistment of credit counselling services.

A financial instrument is no longer considered impaired when it is determined that there is reasonable assurance that the principal and interest are fully collectable in accordance with the original contractual terms or revised market terms of the financial instrument with all criteria for the impaired classification having been remedied.

Financial instruments are written off, either partially or in full, against the related allowance for credit losses when we judge that there is no realistic prospect of future recovery in respect of those amounts. When financial instruments are secured, this is generally after all collateral has been realized or transferred to CIBC, or in certain circumstances, when the net realizable value of any collateral and other available information suggests that there is no reasonable expectation of further recovery. In subsequent periods, any recoveries of amounts previously written off are credited to the provision for credit losses.

*Purchased loans*

Both purchased performing and purchased credit-impaired loans are initially measured at their acquisition date fair values. As a result of recording these loans at fair value, no allowance for credit losses is recognized in the purchase equation at the acquisition date. Fair value is determined by estimating the principal and interest cash flows expected to be collected and discounting those cash flows at a market rate of interest. At the acquisition date, we classify a loan as performing where we expect timely collection of all amounts in accordance with the original contractual terms of the loan and as credit-impaired where it is probable that we will not be able to collect all contractually required payments.

For purchased performing loans, the acquisition date fair value adjustment on each loan is amortized to interest income over the expected remaining life of the loan using the effective interest rate method. The remaining unamortized amounts relating to those loans are recorded in income in the period that the loan is repaid. ECL allowances are established in Provision for credit losses in the consolidated statement of income immediately after the acquisition date based on classifying each loan in stage 1, since the acquisition date is established as the initial recognition date of purchased performing loans for the purpose of assessing whether a SICR has occurred. Subsequent to the acquisition date, ECL allowances are estimated in a manner consistent with our SICR and impairment policies that we apply to loans that we originate.

For purchased credit-impaired loans, the acquisition date fair value adjustment on each loan consists of management's estimate of the shortfall of principal and interest cash flows expected to be collected and the time value of money. The time value of money component of the fair value adjustment is amortized to interest income over the expected remaining life of the loan using the effective interest rate method. Subsequent to the acquisition date, we regularly re-estimate the expected cash flows for purchased credit-impaired loans. Decreases in the expected cash flows will result in an increase in our ECL allowance. Increases in the expected cash flows will result in a recovery of the ECL allowance. ECL allowances for purchased credit-impaired loans are reported in stage 3.

*Originated credit-impaired financial assets*

The accounting for originated credit-impaired financial assets operates in a similar manner to the accounting for purchased credit-impaired loans in that originated credit-impaired assets are initially recognized at fair value with no initial ECL allowance as concerns about the collection of future cash flows are instead reflected in the origination date discount. The time value of money component of the discount is amortized to interest income over the expected remaining life of the financial asset using the effective interest rate method. Changes in expectation regarding the contractual cash flows for loans are recognized immediately in Provision for credit losses and for securities are recognized in Gains (losses) from debt securities measured at FVOCI and amortized cost, net.

This accounting generally applies to financial assets that result from debt restructuring arrangements in which a previously impaired financial asset is exchanged for a new financial asset that is either recognized at a fair value that represents a deep discount to par or for which there are significant concerns over the ability to collect the contractual cash flows.

## Determination of fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability between market participants in an orderly transaction in the principal market at the measurement date under current market conditions (i.e., the exit price). Fair value measurements are categorized into three levels within a fair value hierarchy (Level 1, 2 or 3) based upon the market observability of the valuation inputs used in measuring the fair value. See Note 2 for more details about fair value measurement subsequent to initial recognition by type of financial instrument.

## Transaction costs

Transaction costs relating to financial instruments mandatorily measured or designated at FVTPL are expensed as incurred. Transaction costs are amortized over the expected life of the instrument using the effective interest rate method for instruments measured at amortized cost and debt instruments measured at FVOCI. For equity instruments designated at FVOCI, transaction costs are included in the instrument's carrying value.

## Date of recognition of securities

We account for all securities transactions on our consolidated balance sheet using settlement date accounting.

## Effective interest rate

Interest income and expense for all financial instruments measured at amortized cost and for debt securities measured at FVOCI are recognized in Interest income and Interest expense using the effective interest rate method. The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument to the net carrying value of the financial asset or liability upon initial recognition. When calculating the effective interest rate, we estimate future cash flows considering all contractual terms of the financial instrument, but not future credit losses.

Fees relating to loan origination, including commitment, restructuring and renegotiation fees, are considered an integral part of the yield earned on the loan and are accounted for using the effective interest rate method. Fees received for commitments that are not expected to result in a loan are included in Non-interest income over the commitment period. Loan syndication fees are included in Non-interest income on completion of the syndication arrangement, provided that the yield on the portion of the loan we retain is at least equal to the average yield earned by the other lenders involved in the financing; otherwise, an appropriate portion of the fee is deferred and amortized to interest income using the effective interest rate method.

Interest income is recognized on stage 1 and stage 2 financial assets measured at amortized cost by applying the effective interest rate to the gross carrying amount of the financial instrument. For stage 3 financial instruments, interest income is recognized using the rate of interest used to discount the estimated future cash flows for the purpose of measuring the impairment loss and applied to the net carrying value of the financial instrument.

## Securitizations and derecognition of financial assets

Securitization of our own assets provides us with an additional source of liquidity. As we generally retain substantially all of the risks and rewards of the transferred assets, assets remain on the consolidated balance sheet and funding from these transactions is accounted for as Deposits – secured borrowings.

Securitizations to non-consolidated SEs are accounted for as sales, with the related assets being derecognized, only where:
- Our contractual right to receive cash flows from the assets has expired; or
- We transfer our contractual rights to receive the cash flows of the financial asset or where applicable the transfer also meets the criteria of a qualifying pass-through arrangement, and we have: (i) transferred substantially all the risks and rewards of ownership, or (ii) neither retained nor transferred substantially all the risks and rewards, but have not retained control.

## Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires. If an existing financial liability is replaced by another liability from the same lender on substantially different terms, or the terms of the existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference in the respective carrying values is recognized in the consolidated statement of income. The repurchase of a debt instrument is considered an extinguishment of that debt instrument even if we intend to resell the instrument in the near term.

## Financial guarantees

Financial guarantees are financial contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts issued by CIBC that are not classified as insurance contracts are initially recognized as a liability at fair value, adjusted for transaction costs that are directly attributable to the issuance of the guarantees, which is generally the premium received or receivable on the date the guarantee was given. Subsequently, financial guarantee liabilities are measured at the higher of the initial fair value, less cumulative amortization, and the applicable ECL allowances. A financial guarantee that qualifies as a derivative is remeasured at fair value as at each reporting date and reported as Derivative instruments in assets or liabilities, as appropriate.

## Mortgage commitments

Mortgage interest rate commitments are extended to our retail clients in contemplation of borrowing to finance the purchase of homes under mortgages to be funded by CIBC in the future. These commitments are usually for periods of up to 120 days and generally entitle the borrower to receive funding at the lower of the interest rate at the time of the commitment and the rate applicable at the funding date. We use financial instruments, such as interest rate derivatives, to economically hedge our exposure to an increase in interest rates. Based on our estimate of the commitments expected to be exercised, a financial liability is recognized on our consolidated balance sheet for those commitments where we apply the FVO. We also carry the associated economic hedges at fair value on the consolidated balance sheet. Changes in the fair value of the FVO commitment liability and the associated economic hedges are included in Gains (losses) from financial instruments measured/designated at FVTPL, net. In addition, since the fair value of the commitments is priced into the mortgage, the difference between the mortgage amount funded through a commitment and its fair value at funding is recognized in the consolidated statement of income to offset the carrying value of the mortgage commitment that is released upon its expiry.

## Offsetting of financial assets and financial liabilities

Financial assets and financial liabilities are offset, and the amount presented net in the consolidated balance sheet, when we have a legally enforceable right to set off the recognized amounts and intend to settle on a net basis or to realize the asset and settle the liability simultaneously.

## Securities purchased under resale agreements and obligations related to securities sold under repurchase agreements

Securities purchased under resale agreements are treated as collateralized lending transactions as they represent the purchase of securities affected with a simultaneous agreement to sell them back at a future date at a fixed price, which is generally near term. Securities subject to these transactions include certain loans that are readily securitizable. The agreements include certain total return swap arrangements that are economically equivalent to resale agreements. These transactions meet the SPPI criteria and are generally classified and measured at amortized cost, as they are also managed under a hold to collect business model. Certain transactions are classified at FVTPL as they are managed on a held for sale basis. For Securities purchased under resale agreements that are classified at amortized cost, an ECL is applied. Interest income is accrued using the effective interest rate method and is included in Interest income – Securities borrowed or purchased under resale agreements in the consolidated statement of income.

Similarly, securities sold under agreements to repurchase are treated as collateralized borrowing transactions at amortized cost with interest expense accrued using the effective interest rate method and are included in Interest expense – Securities lent or sold under repurchase agreements in the consolidated statement of income. Certain obligations related to securities sold under repurchase agreements are designated at FVTPL under the FVO.

## Cash collateral on securities borrowed and securities lent

The right to receive back cash collateral paid and the obligation to return cash collateral received on borrowing and lending of securities, which is generally near term, is recognized as cash collateral on securities borrowed and securities lent, respectively. These transactions are classified and measured at amortized cost as they meet the SPPI criteria and are managed under a hold to collect business model. Interest income on cash collateral paid and interest expense on cash collateral received together with the security borrowing fees and security lending income are included in Interest income – Securities borrowed or purchased under resale agreements and Interest expense – Securities lent or sold under repurchase agreements, respectively. For securities borrowing and lending transactions where securities are pledged or received as collateral, securities pledged by CIBC for which CIBC retains the risks and rewards remain on the consolidated balance sheet and securities received by CIBC are not recognized on the consolidated balance sheet.

## Derivatives

We use derivative instruments for both asset/liability management (ALM) and trading purposes. The derivatives used for ALM purposes allow us to manage financial risks, such as movements in interest and foreign exchange rates, while our derivative trading activities are primarily driven by client activities. We may also take proprietary trading positions within prescribed risk limits with the objective of earning income.

All derivative instruments are recognized initially, and are measured subsequently, at fair value and are reported as assets where they have a positive fair value and as liabilities where they have a negative fair value, in both cases as derivative instruments. Any realized and unrealized gains or losses on derivatives used for trading purposes are recognized immediately in Gains (losses) from financial instruments measured/designated at FVTPL, net. The accounting for derivatives used for ALM purposes depends on whether they qualify for hedge accounting as discussed below.

Fair values of exchange-traded derivatives are based on quoted market prices. Fair values of over-the-counter (OTC) derivatives, including OTC derivatives that are centrally cleared, are obtained using valuation techniques, including discounted cash flow models and option pricing models. See Note 12 for further information on the valuation of derivatives.

### Derivatives used for ALM purposes that qualify for hedge accounting

As permitted at the time of transition to IFRS 9 "Financial Instruments" (IFRS 9), we elected to continue to apply the hedge accounting requirements of IAS 39.

We apply hedge accounting for derivatives held for ALM purposes that meet specified criteria. There are three types of hedges under IAS 39: fair value, cash flow and hedges of net investments in foreign operations (NIFOs). When hedge accounting is not applied, the change in the fair value of the derivative is recognized in the consolidated statement of income (see the "Derivatives used for ALM purposes that are not designated for hedge accounting" section below).

In order for derivatives to qualify for hedge accounting, the hedge relationship must be designated and formally documented at its inception in accordance with IAS 39. The particular risk management objective and strategy, the specific asset, liability or cash flow being hedged, as well as how hedge effectiveness is assessed, are documented. Hedge effectiveness requires a high correlation of changes in fair values or cash flows between the hedged and hedging items.

We assess the effectiveness of derivatives in hedging relationships, both at inception and on an ongoing basis. Ineffectiveness results to the extent that the change in the fair value of the hedging derivative differs from the change in the fair value of the hedged risk in the hedged item, or the cumulative change in the fair value of the hedging derivative exceeds the cumulative change in the fair value of expected future cash flows of the hedged item. The amount of ineffectiveness of hedging instruments is recognized immediately in the consolidated statement of income.

#### *Fair value hedges*

We designate fair value hedges primarily as part of interest rate risk management strategies that use derivatives to hedge changes in the fair value of financial instruments with fixed interest rates. Changes in fair value attributed to the hedged interest rate risk are accounted for as basis adjustments to the hedged financial instruments and are included in Net interest income. Changes in fair value from the hedging derivatives are also included in Net interest income. Any differences between the two represent hedge ineffectiveness that is included in Net interest income.

Similarly, for hedges of foreign exchange risk, changes in the fair value from the hedging derivatives are included in Foreign exchange other than trading (FXOTT). Changes in the fair value of the hedged item from the hedged foreign exchange risk are accounted for as basis adjustments and are also included in FXOTT. Any difference between the two represents hedge ineffectiveness.

If the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated and the basis adjustment applied to the hedged item is amortized over the remaining term of the hedged item. If the hedged item is derecognized, the unamortized basis adjustment is recognized immediately in the consolidated statement of income.

#### *Cash flow hedges*

We designate cash flow hedges as part of interest rate risk management strategies that use derivatives to mitigate our risk from variable cash flows by effectively converting certain variable-rate financial instruments to fixed-rate financial instruments, and as part of foreign exchange rate risk management strategies to hedge forecasted foreign currency denominated cash flows. We also designate cash flow hedges to hedge changes in CIBC's share price in respect of certain cash-settled share-based payment awards.

The effective portion of the change in fair value of the derivative instrument is recognized in OCI until the variability in cash flows being hedged is recognized in the consolidated statement of income in future accounting periods, at which time an appropriate portion of the amount that was in AOCI is reclassified into the consolidated statement of income. The ineffective portion of the change in fair value of the hedging derivative is included in Net interest income, FXOTT, or Non-interest expenses immediately as it arises.

If the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated. Upon termination of the hedge relationship, any remaining amount in AOCI remains therein until it is recognized in the consolidated statement of income when the variability in cash flows hedged or the hedged forecast transaction is ultimately recognized in the consolidated statement of income. When the forecasted transaction is no longer expected to occur, the related cumulative gain or loss in AOCI is recognized immediately in the consolidated statement of income.

#### *Hedges of NIFOs with a functional currency other than the Canadian dollar*

We may designate NIFO hedges to mitigate the foreign exchange risk on our NIFOs with a functional currency other than the Canadian dollar.

These hedges are accounted for in a similar manner to cash flow hedges. The change in fair value of the hedging instrument relating to the effective portion is recognized in OCI. The change in fair value of the hedging instrument attributable to the forward points and relating to the ineffective portion is recognized immediately in FXOTT. Gains and losses in AOCI are reclassified to the consolidated statement of income upon the disposal or partial disposal of the investment in the foreign operation that involves the loss of control, as explained in the "Foreign currency translation" policy above.

**Derivatives used for ALM purposes that are not designated for hedge accounting**

The change in fair value of the derivatives not designated as accounting hedges but used to economically hedge FVO assets or liabilities is included in Gains (losses) from financial instruments measured/designated at FVTPL, net. The change in fair value of other derivatives not designated as accounting hedges but used for other economic hedging purposes is included in Non-interest income as FXOTT or Other, as appropriate, or in the case of economic hedges of cash-settled share-based payment obligations, in compensation expense.

### Embedded derivatives

Derivatives embedded in financial liabilities are accounted for as separate derivatives when their economic characteristics and risks are not closely related to those of the host instrument and the terms of the embedded derivative represent those of a freestanding derivative in situations where the combined instrument is not classified as FVTPL or FVO. These embedded derivatives, which are classified together with the host instrument on the consolidated balance sheet, are measured at fair value, with subsequent changes in fair value included in the consolidated statement of income. The residual amount of the host liability is accreted to its maturity value through Interest income and Interest expense, respectively, using the effective interest rate method.

Gains at inception on derivatives embedded in financial instruments bifurcated for accounting purposes are not recognized at inception; instead they are recognized over the life of the residual host instrument. Where an embedded derivative is separable from the host instrument but the fair value, as at the acquisition or reporting date, cannot be reliably measured separately or is otherwise not bifurcated, the entire combined contract is measured at FVTPL.

Financial assets with embedded derivatives are classified in their entirety into the appropriate classification at initial recognition through an assessment of the contractual cash flow characteristics of the asset and the business model under which it is managed.

### Accumulated other comprehensive income

AOCI is included on the consolidated balance sheet as a separate component of total equity, net of income tax. It includes net unrealized gains and losses on FVOCI debt and equity securities, the effective portion of gains and losses on derivative instruments designated within effective cash flow hedges under IAS 39, unrealized foreign currency translation gains and losses on foreign operations with a functional currency other than the Canadian dollar net of gains or losses on related hedges, net gains (losses) related to fair value changes of FVO liabilities attributable to changes in own credit risk, and net gains (losses) on post-employment defined benefit plans.

### Treasury shares

Where we repurchase our own equity instruments, these instruments are treated as treasury shares and are deducted from equity at their cost with any gain or loss recognized in Contributed surplus or Retained earnings as appropriate. No gain or loss is recognized in the consolidated statement of income on the purchase, sale, issue or cancellation of our own equity instruments. Any difference between the carrying value and the consideration, if reissued, is also included in Contributed surplus.

### Liabilities and equity

We classify financial instruments as a liability or equity based on the substance of the contractual arrangement. An instrument is classified as a liability if it is a contractual obligation to deliver cash or another financial asset, or to exchange financial assets or financial liabilities at potentially unfavourable terms. A contract is also classified as a liability if it is a non-derivative and could obligate us to deliver a variable number of our own shares or it is a derivative other than one that can be settled by the delivery of a fixed amount of cash or another financial asset for a fixed number of our own equity instruments. An instrument is classified as equity if it evidences a residual interest in our assets after deducting all liabilities. The components of a compound financial instrument are classified and accounted for separately as assets, liabilities, or equity as appropriate. Incremental costs directly attributable to the issuance of equity instruments are shown in equity, net of income tax.

### Property and equipment

Land is recognized initially at cost and is subsequently measured at cost less any accumulated impairment losses. Buildings, furniture, equipment and leasehold improvements are recognized initially at cost and are subsequently measured at cost less accumulated depreciation and any accumulated impairment losses.

Depreciation commences when the assets are available for use and is recognized on a straight-line basis to depreciate the cost of these assets to their estimated residual value over their estimated useful lives. The estimated useful lives are as follows:

- Buildings – 40 years
- Computer equipment – 3 to 7 years
- Office furniture, equipment and other – 4 to 15 years
- Leasehold improvements – over the lesser of the estimated useful life of the asset and the lease term, including reasonably assured renewal periods

Depreciation methods, useful lives and residual values are reviewed at each annual reporting date and are adjusted if appropriate.

Gains and losses on disposal are included in Non-interest income – Other.

### Leases

As a lessee, we recognize a right-of-use asset and a corresponding lease liability based on the present value of future lease payments, less any lease incentives receivable, when the lessor makes the leased asset available for use to CIBC, based on the non-cancellable portion of the lease term, adjusted for any renewal or termination options that are reasonably certain to be exercised. Measurement of the right-of-use asset also includes any initial direct costs of procuring the lease, any lease payments made or lease incentives received prior to lease commencement, and the estimated cost of remediating the underlying asset at the end of the lease term. Discount rates are based on the rate implicit in the lease, if determinable, or on CIBC's incremental borrowing rate. Where a property lease contains both a lease and non-lease component, we have elected not to allocate the consideration in the contract to each of the components. Subsequent to initial measurement, CIBC measures the lease liability by increasing the carrying amount to reflect interest on the lease liability based on the discount rate at the time of recognition and reducing the carrying amount to reflect lease payments made during the period, net of any remeasurements for lease reassessment or modifications. The right-of-use asset is measured using the cost model, and is amortized on a straight-line basis over the lease term. Right-of-use assets and the corresponding lease liabilities, including asset retirement obligations, are recognized in Property and equipment and Other liabilities, respectively, on our consolidated balance sheet.

The right-of-use asset and the corresponding lease liability are remeasured when there is a change in lease term, a change in the assessment of an option to purchase a leased asset, a change in the expected residual value guarantee (if any), or a change in future lease payments due to a change in the index or rate applicable to the payment. Right-of-use assets are tested for impairment as required under IAS 36 "Impairment of Assets" (IAS 36).

Refer to the "Impairment of non-financial assets" policy below. In addition, the evaluation of the useful life for depreciation is assessed under IAS 16 "Property, Plant and Equipment".

Lease payments for low-value assets, short-term leases and variable leases are systematically recognized in Non-interest expenses based on the nature of the expense.

As an intermediate lessor, we classify a sublease as an operating or finance sublease based on whether substantially all of the risks and rewards related to the underlying right-of-use asset are transferred to the sub-lessee. If classified as a finance sublease, the related right-of-use asset is derecognized and an investment in sublease is recognized, with the difference recognized in the consolidated statement of income as a gain or loss. In measuring the investment in sublease, we apply the head lease discount rate unless the rate implicit in the sublease is determinable. Where a finance sublease includes lease and non-lease components, we allocate the total consideration in the contract to each component based on the stand-alone prices for each of these components. The investment in sublease is recognized in Other assets on our consolidated balance sheet, and is subsequently measured using the effective interest rate method, with interest income recognized over the term of the sublease. Rental income from operating subleases is recognized on a systematic basis over the lease term.

We are also lessors in both financing leases and operating leases related to client financing activities. Leases are classified as financing leases if they transfer substantially all the risks and rewards related to ownership of the leased asset to the lessee. Otherwise, they are classified as operating leases, as we retain substantially all the risks and rewards of asset ownership. In a financing lease, the leased asset is derecognized and a net investment in the lease is recognized, which is initially measured as the present value of the lease payments to be received from the lessee and any unguaranteed residual value we expect to recover at the end of the lease, discounted at the interest rate implicit in the lease. The net investment in the financing lease is presented as part of Business and government loans on our consolidated balance sheet. Finance lease income is recognized in Interest income – loans, in our consolidated statement of income.

## Goodwill, software and other intangible assets

Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets, liabilities and contingent liabilities acquired in business combinations. Identifiable intangible assets are recognized separately from goodwill when they are separable or arise from contractual or other legal rights, and have fair values that can be reliably measured.

Goodwill is not amortized, but is subject to impairment review at least annually or more frequently if there are indicators that the goodwill may be impaired. Refer to the "Impairment of non-financial assets" policy below.

Intangible assets include software and customer relationships, core deposit intangibles and investment management contracts recognized as part of past acquisitions. Intangible assets with definite useful lives are measured at cost less accumulated amortization and accumulated impairment losses. Each intangible asset is assessed for legal, regulatory, contractual, competitive or other factors to determine if the useful life is definite. Intangible assets with definite useful lives are amortized over their estimated useful lives, which are as follows:

• Software – 5 to 10 years
• Contract-based intangibles – 8 to 15 years
• Core deposit and customer relationship intangibles – 3 to 16 years

Intangible assets with indefinite useful lives are measured at cost less any accumulated impairment losses. Indefinite-life intangible assets are tested for impairment at least annually and whenever there is an indication that the asset may be impaired. Refer to the "Impairment of non-financial assets" policy below.

## Impairment of non-financial assets

The carrying values of non-financial assets with definite useful lives, including right-of-use assets, buildings and equipment, and intangible assets with definite useful lives are reviewed to determine whether there is any indication of impairment. Goodwill and intangible assets with indefinite useful lives are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired. If any such indication of impairment exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any.

For the purpose of reviewing non-financial assets with definite useful lives for impairment, asset groups are reviewed at their lowest level for which identifiable cash inflows are largely independent of cash inflows of other assets or groups of assets. This grouping is referred to as a cash-generating unit (CGU).

Corporate assets do not generate separate cash inflows. Corporate assets are tested for impairment at the minimum collection of CGUs to which the corporate asset can be allocated reasonably and consistently.

The recoverable amount is the greater of fair value less costs to sell and value in use. Value in use is the present value of the future cash flows expected to be derived from the asset or CGU. If the recoverable amount is less than its carrying value, an impairment loss is recognized in the consolidated statement of income in the period in which it occurs. If an impairment subsequently reverses, the carrying value of the asset is increased to the extent that the carrying value of the underlying assets does not exceed the carrying value that would have been determined, net of depreciation or amortization, if no impairment had been recognized. Any impairment reversal is recognized in the consolidated statement of income in the period in which it occurs.

Goodwill is assessed for impairment based on the group of CGUs expected to benefit from the synergies of the business combination, and the lowest level at which management monitors the goodwill. Any potential goodwill impairment is identified by comparing the recoverable amount of the CGU grouping to which the goodwill is allocated to its carrying value including the allocated goodwill. If the recoverable amount is less than its carrying value, an impairment loss is recognized in the consolidated statement of income in the period in which it occurs. Impairment losses on goodwill are not subsequently reversed if conditions change.

## Income taxes

Income tax includes current tax and deferred tax which is recognized in the consolidated statement of income, except to the extent that it relates to items recognized in OCI or directly in equity, in which case it is accordingly recognized therein.

Current tax is recognized as the tax calculated as payable on the taxable profit for the year, based on the applicable laws of each jurisdiction, using tax rates enacted or substantively enacted as at the reporting date, and any adjustment in respect of previous years. Current tax assets and liabilities are offset when CIBC intends to settle on a net basis and the legal right to offset exists.

Deferred tax is recognized on temporary differences between the carrying value of assets and liabilities on the consolidated balance sheet and the corresponding amounts attributed to such assets and liabilities for tax purposes.

Deferred tax is recognized using the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted as at the reporting date.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different taxable entities which intend to settle current tax liabilities and assets on a net basis or to realize the asset and settle the liability simultaneously.

Deferred tax assets are recognized only to the extent that it is probable that future taxable profits will be available against which deductible temporary differences can be utilized.

Deferred tax is not recognized for taxable temporary differences arising from NIFOs if they are not expected to reverse in the foreseeable future and we expect to control the timing of reversal, deductible temporary differences arising from NIFOs if they are not expected to reverse in the foreseeable future or it is not probable future taxable profits will be available against which these deductible temporary differences can be utilized, taxable temporary differences arising from the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income, or taxable temporary differences on the initial recognition of goodwill.

We are subject to income tax laws in the various jurisdictions where we operate, and the tax laws in those jurisdictions are potentially subject to different interpretations by us and the relevant taxation authority, which gives rise to uncertainty. For tax positions where there is uncertainty regarding the ultimate determination of the tax impact, including positions which are under audit, dispute or appeal, we recognize provisions to consider this uncertainty based on our best estimate of the amount expected to be paid based on an assessment of the relevant factors. Changes in our assessment of these factors could increase or decrease our provision for income taxes in future periods.

Pursuant to the IASB's issuance of "International Tax Reform – Pillar Two Model Rules", which amended IAS 12, we have applied the temporary exception from the recognition and disclosure of deferred taxes arising from the implementation of Pillar Two Model Rules. See Note 18 for additional details.

### Pension and other post-employment benefits
We are the sponsor of a number of employee benefit plans. These plans include both defined benefit and defined contribution pension plans, and various other post-employment benefit plans including post-retirement medical and dental benefits.

#### Defined benefit plans
The cost of pensions and other post-employment benefits earned by employees is actuarially determined separately for each plan using the projected unit credit method and our best estimate of salary escalation, retirement ages of employees, mortality and expected health-care costs. This represents CIBC's defined benefit obligation, which is measured as at the reporting date. The discount rate used to measure the defined benefit obligation is based on the yield of a portfolio of high-quality corporate bonds denominated in the same currency in which the benefits are expected to be paid and with terms to maturity that, on average, match the terms of the defined benefit obligation.

Plan assets are measured at fair value as at the reporting date.

The net defined benefit asset (liability) represents the present value of the defined benefit obligation less the fair value of plan assets. The net defined benefit asset (liability) is included in Other assets and Other liabilities, respectively.

Current service cost reflects the cost of providing post-employment benefits earned by employees in the current period. Current service cost is calculated as the present value of the benefits attributed to the current year of service and is recognized in the consolidated statement of income. The current service cost is calculated using a separate discount rate to reflect the longer duration of future benefit payments associated with the additional year of service to be earned by the plan's active participants.

Past service costs arising from plan amendments or curtailments are recognized in net income as part of the net defined benefit plan expense in the period in which they arise.

Net interest income or expense comprises interest income on plan assets and interest expense on the defined benefit obligation. Interest income is calculated by applying the discount rate to the plan assets, and interest expense is calculated by applying the discount rate to the defined benefit obligation. Net interest income or expense is recognized in the consolidated statement of income as part of the net defined benefit plan expense.

Actuarial gains and losses represent changes in the present value of the defined benefit obligation which result from changes in actuarial assumptions and differences between previous actuarial assumptions and actual experience, and from differences between the actual return on plan assets and assumed interest income on plan assets. Net actuarial gains and losses are recognized in OCI in the period in which they arise and are not subject to subsequent reclassification to net income. Cumulative net actuarial gains and losses are included in AOCI.

When the calculation results in a net defined benefit asset, the recognized asset is limited to the present value of economic benefits available in the form of future refunds from the plan or reductions in future contributions to the plan (the asset ceiling). For plans where we do not have an unconditional right to a refund of surplus, we determine the asset ceiling by reference to future economic benefits available in the form of reductions in future contributions to the plan, in which case the present value of economic benefits is calculated giving consideration to minimum funding requirements for future service that apply to the plan. Where a reduction in future contributions to the plan is not currently realizable at the reporting date, we estimate whether we will have the ability to reduce contributions for future service at some point during the life of the plan by taking into account, among other things, expected future returns on plan assets. If it is anticipated that we will not be able to recover the value of the net defined benefit asset, after considering minimum funding requirements for future service, the net defined benefit asset is reduced to the amount of the asset ceiling.

When the payment in the future of minimum funding requirements related to past service would result in a net defined benefit surplus, or an increase in a net defined benefit surplus, the minimum funding requirements are recognized as a liability to the extent that the surplus would not be fully available as a refund or a reduction in future contributions. Any funded status surplus is limited to the present value of future economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

#### Defined contribution plans
Costs for defined contribution plans are recognized during the year in which the service is provided.

### Other long-term employee benefits
CIBC offers medical and dental benefits to employees while on long-term disability.

The amount of other long-term employee benefits is actuarially calculated using the projected unit credit method. Under this method, the benefit is discounted to determine its present value. The methodology used to determine the discount rate used to value the long-term employee benefit obligation is consistent with that for pension and other post-employment benefit plans. Actuarial gains and losses and past service costs are recognized in the consolidated statement of income in the period in which they arise.

## Share-based payments

We provide compensation to certain employees and directors in the form of share-based awards.

Compensation expense for share-based awards is recognized from the service commencement date to the earlier of the contractual vesting date or the employee's retirement eligible date. For grants regularly awarded in the annual incentive compensation cycle (annual incentive grant), the service commencement date is considered to be the start of the fiscal year that precedes the fiscal year in which the grant is made. The service commencement date in respect of special awards granted outside of the annual cycle is the grant date. The amount of compensation expense recognized is based on management's best estimate of the number of share-based awards expected to vest, including estimates of expected forfeitures, which are revised periodically as appropriate. For the annual incentive grant, compensation expense is recognized from the service commencement date based on the estimated fair value of the forthcoming grant with the estimated fair value adjusted to the actual fair value at the grant date.

Under the Restricted Share Award (RSA) plan, where grants are settled in the cash equivalent of common shares, changes in the obligation which arise from fluctuations in the market price of common shares, net of related hedges, are recognized in the consolidated statement of income as compensation expense in proportion to the award recognized.

Under the Performance Share Unit (PSU) plan, where grants are settled in the cash equivalent of common shares, changes in the obligation which arise from fluctuations in the market price of common shares, and revised estimates of the performance factor, net of related hedges, are recognized in the consolidated statement of income as compensation expense in proportion to the award recognized. The performance factor ranges from 75% to 125% of the initial number of units awarded based on CIBC's performance relative to the other major Canadian banks and to internal targets.

Compensation expense in respect of the Employee Stock Option Plan (ESOP) is based on the grant date fair value. Where the service commencement date precedes the grant date, compensation expense is recognized from the service commencement date based on the estimated fair value of the award at the grant date, with the estimated fair value adjusted to the actual fair value at the grant date. Compensation expense results in a corresponding increase to contributed surplus. If the ESOP award is exercised, the proceeds we receive, together with the amount recognized in Contributed surplus, are credited to common share capital. If the ESOP award expires unexercised, the related amounts remain in Contributed surplus.

Compensation in the form of Deferred Share Units (DSUs) issued pursuant to the Deferred Share Unit Plan, the Deferred Compensation Plan (DCP), and the Directors' Plan entitles the holder to receive the cash equivalent of a CIBC common share. At the time DSUs are granted, the related expense in respect of the cash compensation that an employee or director would otherwise receive would have been fully recognized. Changes in the obligations which arise from fluctuations in the market price of common shares, net of related hedges, are recognized in the consolidated statement of income as compensation expense for employee DSUs and as Non-interest expense – Other for Directors' DSUs.

Our contributions under the Employee Share Purchase Plan (ESPP) are expensed as incurred.

The impact due to our changes in common share price in respect of cash-settled share-based compensation under the RSA and PSU plans is hedged through the use of derivatives. We designate these derivatives within cash flow hedge accounting relationships. The effective portion of the change in fair value of these derivatives is recognized in OCI and is reclassified into compensation expense, within the consolidated statement of income, over the period that the hedged awards impact the consolidated statement of income. The ineffective portion of the change in fair value of the hedging derivatives is recognized in the consolidated statement of income immediately as it arises.

## Provisions and contingent liabilities

Provisions are liabilities of uncertain timing or amount. A provision is recognized when we have a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The provision is recognized as the best estimate of the amount required to settle the obligation at the reporting date, taking into account the risk and uncertainties related to the obligation. Where material, provisions are discounted to reflect the time value of money, and the increase in the obligation due to the passage of time is presented as Interest expense in the consolidated statement of income.

Contingent liabilities are possible obligations that arise from past events whose existence will be confirmed only by the occurrence, or non-occurrence, of one or more uncertain future events not wholly within the control of CIBC, or are present obligations that have arisen from past events but are not recognized because it is not probable that settlement will require the outflow of economic benefits.

Provisions and contingent liabilities are disclosed in the consolidated financial statements.

## Earnings per share

We present basic and diluted EPS for our common shares.

Basic EPS is computed by dividing net income for the period attributable to CIBC common shareholders by the weighted-average number of common shares outstanding during the period. The net income attributable to CIBC common shareholders is determined after deducting the after-tax amount of dividends on preferred shares and distributions on other equity instruments, which are accounted for in retained earnings, from the net income attributable to equity shareholders.

Diluted EPS is computed by dividing net income for the period attributable to CIBC common shareholders by the weighted-average number of diluted common shares outstanding for the period. Diluted common shares reflect the potential dilutive effect of the exercise of stock options based on the treasury stock method. For stock options, the treasury stock method determines the number of incremental common shares by assuming that outstanding stock options, whose exercise price is less than the average market price of common shares during the period, are exercised and then reduced by the number of common shares assumed to be repurchased with the exercise proceeds from the assumed exercise of the options. Instruments determined to have an antidilutive effect for the period are excluded from the calculation of diluted EPS.

**Fee and commission income**

The recognition of fee and commission income is determined by the purpose of the fee or commission and the terms specified in the contract with the customer. Revenue is recognized when, or as, a performance obligation is satisfied by transferring control of the service to the customer, in the amount of the consideration to which we expect to be entitled. Revenue may therefore be recognized at a point in time upon completion of the service or over time as the services are provided. When revenue is recognized over time, we are generally required to provide the services each period, such that control of the services is transferred evenly to the customer, and we therefore measure our progress towards completion of the service based upon the time elapsed. For contracts where the transaction price includes variable consideration, revenue is only recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. When another party is involved in providing a service to a customer, we determine whether the nature of our performance obligation is that of a principal or an agent. If we control the service before it is transferred to the customer, we are acting as the principal and present revenue separately from the amount paid to the other party; otherwise, we are the agent and present revenue net of the amount paid to the other party. Consideration payable to a customer, including cash amounts payable to a customer, credits or other items that can be applied against amounts owing to us, is recognized as a reduction of revenue unless the payment to the customer is in exchange for a distinct good or service, in which case the purchase of the good or service is accounted for in the same way as for other purchases from suppliers. Our performance obligations typically have a term of one year or less, with payment received upon satisfaction of the performance obligation or shortly afterwards, and as a result there is no significant financing component and we do not typically capitalize the costs of obtaining contracts with our customers. Income which forms an integral part of the effective interest rate of a financial instrument is recognized as an adjustment to the effective interest rate.

In addition to these general principles, the following specific policies are also applied:

Underwriting and advisory fees are earned on debt and equity securities placements and transaction-based advisory services. Underwriting fees are typically recognized at the point in time when the transaction is completed. Advisory fees are generally recognized as revenue over the period of the engagement as the related services are provided or at the point in time when the transaction is completed.

Deposit and payment fees arise from personal and business deposit accounts and cash management services. Monthly and annual fees are recognized over the period that the related services are provided. Transactional fees are recognized at the point in time when the related services are provided.

Credit fees consist of loan syndication fees, loan commitment fees, letter of credit fees, banker's acceptance stamping fees, and securitization fees. Credit fees are generally recognized over the period that the related services are provided, except for loan syndication fees, which are typically recognized at the point in time that the financing placement is completed.

Card fees primarily include interchange income, overlimit fees, cash advance fees, and annual fees. Card fees are recognized at the point in time that the related services are provided, except for annual fees, which are recognized over the 12-month period to which they relate. The cost of credit card loyalty points is recognized as a reduction of interchange income when the loyalty points are issued for both self-managed and third-party loyalty points programs. Credit card loyalty point liabilities are recognized for self-managed loyalty point programs and are subject to periodic remeasurement to reflect the expected cost of redemption as this expectation changes over time.

Commissions on securities transactions include brokerage commissions for transactions executed on behalf of clients, trailer fees and mutual fund sales commissions. Brokerage commissions and mutual fund sales commissions are generally recognized at the point in time that the related transaction is executed. Trailer fees are typically calculated based upon the average daily net asset value of the mutual fund units held by clients and are recognized over time as the related services are provided.

Investment management fees are primarily based on the respective value of the assets under management (AUM) or assets under administration (AUA) and are recognized over the period that the related services are provided. Investment management fees relating to our asset management and private wealth management business are generally calculated based on point-in-time AUM balances, and investment management fees relating to our retail brokerage business are generally calculated based on point-in-time AUM or AUA balances. Custodial fees are recognized as revenue over the applicable service period, which is generally the contract term.

Mutual fund fees include management fees and administration fees, which are earned on fund management services and are recognized over the period that the mutual funds are managed based upon a specified percentage of the daily net asset values of the respective mutual funds.

**Insurance Contracts**

In accordance with IFRS 17, groups of insurance contracts are established and measured on the basis of fulfilment cash flows. Insurance contracts under the General Measurement Model (GMM) are measured based on the present value of fulfilment cash flows, a risk adjustment for non-financial risks, and a contractual service margin (CSM) representing our unearned profits on a portfolio basis, further disaggregated into profitability groups. We have applied GMM to our insurance contracts with contract boundaries exceeding a year. Contracts under the Premium Allocation Approach (PAA) are measured on the basis of premiums received and related cash flows, which has been applied to our insurance contracts with contract boundaries shorter than one year. Under both measurement models, we have measured the liability for incurred claims on the basis of fulfilment cash flows relating to claims incurred. Insurance results are included in the consolidated statement of income under Income from insurance activities, net.

# Note 2 | Fair value measurement

This note presents the fair values of financial instruments and explains how we determine those values. Note 1, "Basis of preparation and summary of material accounting policies", sets out the accounting treatment for each measurement category of financial instruments.

Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, between market participants in an orderly transaction in the principal market at the measurement date under current market conditions (i.e., the exit price). The determination of fair value requires judgment and is based on market information, where available and appropriate. Fair value measurements are categorized into three levels within a fair value hierarchy (Level 1, 2 or 3) based on the valuation inputs used in measuring the fair value, as outlined below.

- Level 1 – Unadjusted quoted market prices in active markets for identical assets or liabilities we can access at the measurement date. Bid prices, ask prices or prices within the bid and ask, which are the most representative of the fair value, are used as appropriate to measure fair value. Fair value is best evidenced by an independent quoted market price for the same instrument in an active market. An active market is one where transactions are occurring with sufficient frequency and volume to provide quoted prices on an ongoing basis.
- Level 2 – Quoted prices for identical assets or liabilities in markets that are inactive or observable market quotes for similar instruments, or use of valuation techniques where all significant inputs are observable. Inactive markets may be characterized by a significant decline in the volume and level of observed trading activity or through large or erratic bid/offer spreads. In instances where traded markets do not exist or are not considered sufficiently active, we measure fair value using valuation models.
- Level 3 – Non-observable or indicative prices or use of valuation techniques where one or more significant inputs are non-observable.

For a significant portion of our financial instruments, quoted market prices are not available because of the lack of traded markets, and even where such markets do exist, they may not be considered sufficiently active to be used as a final determinant of fair value. When quoted market prices in active markets are not available, we would consider using valuation models. The valuation model and technique we select maximizes the use of observable market inputs to the extent possible and appropriate in order to estimate the price at which an orderly transaction would take place at the measurement date. In an inactive market, we consider all reasonably available information, including any available pricing for similar instruments, recent arm's-length market transactions, any relevant observable market inputs, indicative dealer or broker quotations, and our own internal model-based estimates.

Valuation adjustments are an integral component of our fair valuation process. We apply judgment in establishing valuation adjustments that take into account various factors that may have an impact on the valuation. Such factors primarily include, but are not limited to, the bid-offer spreads, illiquidity due to lack of market depth, parameter uncertainty and other market risks, model risk and credit risk of our derivative assets and liabilities, as well as adjustments for valuing our uncollateralized derivative assets and liabilities based on an estimated market cost of funds curve.

Generally, the unit of account for a financial instrument is the individual instrument, and valuation adjustments are applied at an individual instrument level, consistent with that unit of account. In cases where we manage a group of financial assets and liabilities that consist of substantially similar and offsetting risk exposures, the fair value of the group of financial assets and liabilities is measured on the basis of the net open risks.

We apply judgment in determining the most appropriate inputs and the weighting we ascribe to each such input as well as in our selection of valuation methodologies. Regardless of the valuation technique we use, we incorporate assumptions that we believe market participants would make for credit, funding, and liquidity considerations. When the fair value of a financial instrument at inception is determined using a valuation technique that incorporates one or more significant inputs that are non-observable, no inception profit or loss (the difference between the determined fair value and the transaction price) is recognized at the time the asset or liability is initially recorded. Any gains or losses at inception are deferred and recognized only in future periods over the term of the instruments or when the inputs become significantly observable.

We have an ongoing process for evaluating and enhancing our valuation techniques and models. Where enhancements are made, they are applied prospectively, so that fair values reported in prior periods are not recalculated on the new basis. Valuation models used, including analytics for the construction of yield curves and volatility surfaces, are vetted and approved, consistent with our model risk policy.

To ensure that valuations are appropriate, we have established internal guidance on fair value measurement, which is reviewed periodically in recognition of the dynamic nature of markets and the constantly evolving pricing practices in the market. A number of policies and controls are put in place to ensure that the internal guidance on fair value measurement is being applied consistently and appropriately, including independent validation of valuation inputs to external sources such as exchange quotes, broker quotes or other management-approved independent pricing sources. Key model inputs, such as yield curves and market volatility inputs, are independently verified. The results from the independent price validation and any valuation adjustments are reviewed by the Independent Price Verification Committee on a monthly basis. This includes, but is not limited to, reviewing fair value adjustments and methodologies, independent price verification results, limits and valuation uncertainty.

Due to the judgment used in applying a wide variety of acceptable valuation techniques and models, as well as the use of estimates inherent in this process, estimates of fair value for the same or similar assets may differ among financial institutions. The calculation of fair value is based on market conditions as at each consolidated balance sheet date and may not be reflective of ultimate realizable value.

## Methods and assumptions

### Financial instruments with fair value equal to carrying value

For financial instruments that are not carried on the consolidated balance sheet at fair value and where we consider the carrying value to be a reasonable approximation of fair value due to their short-term nature and generally negligible credit risk, the fair values disclosed for these financial instruments are assumed to equal their carrying values. These financial instruments are: cash and non-interest-bearing deposits with banks; short-term interest-bearing deposits with banks; cash collateral on securities borrowed; certain shorter-dated securities purchased under resale agreements; customers' liability under acceptances; cash collateral on securities lent; obligations related to securities sold under repurchase agreements; acceptances; deposits with demand features; and certain other financial assets and liabilities.

### Securities

The fair value of debt or equity securities and obligations related to securities sold short is based on quoted bid or ask market prices where available in an active market.

Securities for which quotes in an active market are not available are valued using all reasonably available market information as described below.

The fair value of government issued or guaranteed securities that are not traded in an active market is calculated by applying valuation techniques such as discounted cash flow models using implied yields derived from the prices of actively traded government securities and most recently observable spread differentials.

The fair value of corporate and other debt securities is determined using the most recently executed transaction prices, and where appropriate, adjusted to the price of these securities obtained from independent dealers, brokers, and third-party multi-contributor consensus pricing sources. When observable price quotations are not available, fair value is determined based on discounted cash flow models using observable discounting curves such as benchmark and government yield curves and spread differentials observed through independent dealers, brokers, and third-party multi-contributor consensus pricing sources.

Asset-backed securities (ABS) and mortgage-backed securities (MBS) not issued or guaranteed by a government are valued using discounted cash flow models making maximum use of market observable inputs, such as broker quotes on identical or similar securities and other pricing information obtained from third-party pricing sources adjusted for the characteristics and the performance of the underlying collateral. Other key inputs used include prepayment and liquidation rates, credit spreads, and discount rates commensurate with the risks involved. These assumptions factor in information that is derived from actual transactions, underlying reference asset performance, external market research, and market indices, where appropriate.

Privately issued debt and equity securities are valued using recent market transactions, where available. Otherwise, fair values are derived from valuation models using a market or income approach. These models consider various factors, including projected cash flows, earnings, revenue and recovery assumptions or other third-party evidence as available. The fair value of limited partnership investments is based upon net asset values published by third-party fund managers and is adjusted for more recent information where available and appropriate. The carrying value of *Community Reinvestment Act* equity investments, Federal Reserve Bank of Chicago and Federal Home Loan Bank (FHLB) stock approximates fair value.

### Loans

The fair value of variable-rate loans and loans for which interest rates are repriced or reset frequently is assumed to be equal to their carrying value. The fair value for fixed-rate loans is estimated using a discounted cash flow calculation that uses market interest rates.

The ultimate fair value of loans disclosed is net of the associated allowance for credit losses. The fair value of loans is not adjusted for the value of any credit derivatives used to manage the credit risk associated with them. The fair value of these credit derivatives is disclosed separately.

### Securities purchased under resale agreements or sold under repurchase agreements

The fair values of these contracts are determined using valuation techniques such as the discounted cash flow method using interest rate curves as inputs.

### Other assets and other liabilities

Other assets and other liabilities mainly comprise accrued interest receivable or payable, brokers' client accounts receivable or payable, derivative collateral receivable or payable, precious metals, commodities and accounts receivable or payable.

The fair values of other assets and other liabilities are primarily assumed to be at cost or amortized cost as we consider the carrying value to be a reasonable approximation of fair value, except for the fair value of certain precious metals, other commodities and related receivables, which are based upon prices quoted in an active market. Other assets also include investment in bank-owned life insurance carried at the cash surrender value, which is assumed to be a reasonable approximation of fair value.

### Deposits

The fair values of floating-rate deposits and demand deposits are assumed to be equal to their amortized cost. The fair value of fixed-rate deposits is determined by discounting the contractual cash flows using either current market interest rates with similar remaining terms or rates estimated using internal models and broker quotes. The fair value of deposit liabilities with embedded optionality includes the fair value of those options. The fair value of equity- and commodity-linked notes includes the fair value of embedded equity and commodity derivatives.

Certain deposits designated at FVTPL are structured notes that have coupons or repayment terms linked to the performance of commodities, debt or equity securities or specific market indices. The fair value of these structured notes is estimated using internally vetted valuation models for the debt and embedded derivative portions of the notes by incorporating market observable prices of the referenced securities or comparable securities, and other inputs such as interest rate yield curves, equity prices or indices, market volatility levels, foreign exchange rates and changes in our own credit risk, where appropriate. Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, proxy information from similar transactions, and through extrapolation and interpolation techniques. Appropriate market risk valuation adjustments for such inputs are assessed in all such instances.

The fair value of secured borrowings, which comprises liabilities issued by or as a result of activities associated with the securitization of residential mortgages, the Covered Bond Programme, and consolidated securitization vehicles, is based on identical or proxy market observable quoted bond prices or determined by discounting the contractual cash flows using maximum market observable inputs, such as market interest rates, or credit spreads implied by debt instruments of similar credit quality, as appropriate.

### Subordinated indebtedness

The fair value of subordinated indebtedness is determined by reference to market prices for the same or similar debt instruments.

### Derivative instruments

The fair value of exchange-traded derivatives such as options and futures is based on quoted market prices. OTC derivatives primarily consist of interest rate swaps, foreign exchange forwards, equity and commodity derivatives, interest rate and currency derivatives, and credit derivatives. For such instruments, where quoted market prices or third-party consensus pricing information are not available, valuation techniques are employed to estimate fair value on the basis of pricing models. Such vetted pricing models incorporate current market measures for interest rates, foreign exchange rates, equity and commodity prices and indices, credit spreads, corresponding market volatility levels, and other market-based pricing factors.

In order to reflect the observed market practice of pricing collateralized and uncollateralized derivatives, our valuation approach uses overnight indexed swap (OIS) curves as the discount rate for valuing collateralized derivatives and uses an estimated market cost of funds curve as the discount rate for valuing uncollateralized derivatives. The use of an estimated market cost of funds curve reduces the fair value of uncollateralized derivative assets incremental to the reduction in fair value for credit risk already reflected through the credit valuation adjustment (CVA). In contrast, the use of a market cost of funds curve reduces the fair value of uncollateralized derivative liabilities in a manner that generally includes adjustments for our own credit. As market practices continue to evolve in regard to derivative valuation, further adjustments may be required in the future.

In addition to reflecting estimated market funding costs in our valuation of uncollateralized derivative receivables, we also consider whether a CVA is required to recognize the risk that any given derivative counterparty may not ultimately be able to fulfill its obligations. The CVA is driven off market-observed credit spreads or proxy credit spreads and our assessment of the net counterparty credit risk (CCR) exposure. In assessing this exposure, we also take into account credit mitigants such as collateral, master netting arrangements, and settlements through clearing houses. As noted above, the fair value of uncollateralized derivative liabilities based on market cost of funding generally includes adjustments for our own credit.

In determining the fair value of complex and customized derivatives, such as equity, credit, and commodity derivatives written in reference to indices or baskets of reference, we consider all reasonably available information including any relevant observable market inputs, third-party consensus pricing inputs, indicative dealer and broker quotations, and our own internal model-based estimates, which are vetted and approved in accordance with our model risk policy, and are regularly and periodically calibrated. The model calculates fair value based on inputs specific to the type of contract, which may include stock prices, correlation for multiple assets, interest rates, foreign exchange rates, yield curves, volatility surfaces, and the probability of early termination. Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, proxy information from similar transactions, and through extrapolation and interpolation techniques. Appropriate parameter uncertainty and market risk valuation adjustments for such inputs and other model risk valuation adjustments are assessed in all such instances.

### Mortgage commitments
The fair value of mortgage commitments designated at FVTPL is for fixed-rate residential mortgage commitments and is based on changes in market interest rates for the loans between the commitment and the consolidated balance sheet dates. The valuation model takes into account the expected probability that outstanding commitments will be exercised as well as the length of time the commitment is offered.

### Fair value of financial instruments

| $ millions, as at October 31 | | Amortized cost | Mandatorily measured at FVTPL | Designated at FVTPL | Fair value through OCI | Total | Fair value | Fair value over (under) carrying value |
|---|---|---|---|---|---|---|---|---|
| | | | | | Carrying value | | | |
| **2025** | **Financial assets** | | | | | | | |
| | Cash and deposits with banks | $ 44,003 | $ – | $ – | $ – | $ 44,003 | $ 44,003 | $ – |
| | Securities | 65,471 | 128,859 | – | 88,905 | 283,235 | 283,173 | (62) |
| | Cash collateral on securities borrowed | 21,697 | – | – | – | 21,697 | 21,697 | – |
| | Securities purchased under resale agreements | 69,044 | 17,651 | – | – | 86,695 | 86,695 | – |
| | Loans | | | | | | | |
| | Residential mortgages | 286,456 | 3 | – | – | 286,459 | 287,328 | 869 |
| | Personal | 46,710 | – | – | – | 46,710 | 46,774 | 64 |
| | Credit card | 20,639 | – | – | – | 20,639 | 20,651 | 12 |
| | Business and government [1] | 235,136 | 485 | 75 | – | 235,696 | 235,802 | 106 |
| | Derivative instruments | – | 38,352 | – | – | 38,352 | 38,352 | – |
| | Other assets | 25,069 | 674 | – | – | 25,743 | 25,743 | – |
| | **Financial liabilities** | | | | | | | |
| | Deposits | | | | | | | |
| | Personal | $ 238,211 | $ – | $ 19,928 | $ – | $ 258,139 | $ 258,629 | $ 490 |
| | Business and government | 434,003 | – | 23,281 | – | 457,284 | 458,321 | 1,037 |
| | Bank | 26,723 | – | – | – | 26,723 | 26,723 | – |
| | Secured borrowings | 65,151 | – | 827 | – | 65,978 | 66,210 | 232 |
| | Derivative instruments | – | 41,411 | – | – | 41,411 | 41,411 | – |
| | Obligations related to securities sold short | – | 24,244 | – | – | 24,244 | 24,244 | – |
| | Cash collateral on securities lent | 6,031 | – | – | – | 6,031 | 6,031 | – |
| | Obligations related to securities sold under repurchase agreements | 121,907 | – | 8,135 | – | 130,042 | 130,042 | – |
| | Other liabilities [1] | 22,357 | 220 | 8 | – | 22,585 | 22,585 | – |
| | Subordinated indebtedness | 7,819 | – | – | – | 7,819 | 8,091 | 272 |
| **2024** | **Financial assets** | | | | | | | |
| | Cash and deposits with banks | $ 48,064 | $ – | $ – | $ – | $ 48,064 | $ 48,064 | $ – |
| | Securities | 71,610 | 106,042 | – | 76,693 | 254,345 | 253,437 | (908) |
| | Cash collateral on securities borrowed | 17,028 | – | – | – | 17,028 | 17,028 | – |
| | Securities purchased under resale agreements | 58,744 | 24,977 | – | – | 83,721 | 83,721 | – |
| | Loans | | | | | | | |
| | Residential mortgages | 280,220 | 3 | – | – | 280,223 | 279,805 | (418) |
| | Personal | 45,739 | – | – | – | 45,739 | 45,750 | 11 |
| | Credit card | 19,649 | – | – | – | 19,649 | 19,682 | 33 |
| | Business and government [1] | 212,460 | 116 | 105 | – | 212,681 | 212,750 | 69 |
| | Derivative instruments | – | 36,435 | – | – | 36,435 | 36,435 | – |
| | Other assets | 20,121 | 364 | – | – | 20,485 | 20,485 | – |
| | **Financial liabilities** | | | | | | | |
| | Deposits | | | | | | | |
| | Personal | $ 235,593 | $ – | $ 17,301 | $ – | $ 252,894 | $ 253,378 | $ 484 |
| | Business and government | 414,441 | – | 21,058 | – | 435,499 | 436,528 | 1,029 |
| | Bank | 20,009 | – | – | – | 20,009 | 20,009 | – |
| | Secured borrowings | 55,285 | – | 1,170 | – | 56,455 | 56,588 | 133 |
| | Derivative instruments | – | 40,654 | – | – | 40,654 | 40,654 | – |
| | Obligations related to securities sold short | – | 21,642 | – | – | 21,642 | 21,642 | – |
| | Cash collateral on securities lent | 7,997 | – | – | – | 7,997 | 7,997 | – |
| | Obligations related to securities sold under repurchase agreements | 100,407 | – | 9,746 | – | 110,153 | 110,153 | – |
| | Other liabilities [1] | 20,657 | 158 | 19 | – | 20,834 | 20,834 | – |
| | Subordinated indebtedness | 7,465 | – | – | – | 7,465 | 7,698 | 233 |

(1) Includes customers' liability under acceptances of $10 million (2024: $6 million) in business and government loans and acceptances of $10 million (2024: $6 million) in other liabilities. Prior year amounts have been revised to conform to the presentation adopted in 2025.

## Fair value of derivative instruments

| $ millions, as at October 31 | | | **2025** | | | 2024 | | |
|---|---|---|---|---|---|---|---|---|
| | | **Positive** | **Negative** | **Net** | Positive | Negative | Net |
| **Held for trading** | | | | | | | | |
| Interest rate derivatives | | | | | | | | |
| Over-the-counter | – Forward rate agreements | $ 86 | $ 182 | $ (96) | $ 135 | $ 239 | $ (104) |
| | – Swap contracts | 5,106 | 5,307 | (201) | 6,149 | 9,124 | (2,975) |
| | – Purchased options | 809 | – | 809 | 358 | – | 358 |
| | – Written options | – | 609 | (609) | – | 309 | (309) |
| | | 6,001 | 6,098 | (97) | 6,642 | 9,672 | (3,030) |
| Exchange-traded | – Futures contracts | – | – | – | – | – | – |
| | – Purchased options | 2 | – | 2 | 2 | – | 2 |
| | – Written options | – | 3 | (3) | – | 2 | (2) |
| | | 2 | 3 | (1) | 2 | 2 | – |
| Total interest rate derivatives | | 6,003 | 6,101 | (98) | 6,644 | 9,674 | (3,030) |
| Foreign exchange derivatives | | | | | | | | |
| Over-the-counter | – Forward contracts | 7,173 | 6,243 | 930 | 7,378 | 6,379 | 999 |
| | – Swap contracts | 4,979 | 7,174 | (2,195) | 5,056 | 7,944 | (2,888) |
| | – Purchased options | 640 | – | 640 | 443 | – | 443 |
| | – Written options | – | 578 | (578) | – | 535 | (535) |
| Total foreign exchange derivatives | | 12,792 | 13,995 | (1,203) | 12,877 | 14,858 | (1,981) |
| Credit derivatives | | | | | | | | |
| Over-the-counter | – Credit default swap contracts – protection purchased | 77 | 1 | 76 | 46 | 3 | 43 |
| | – Credit default swap contracts – protection sold | – | 85 | (85) | – | 52 | (52) |
| Total credit derivatives | | 77 | 86 | (9) | 46 | 55 | (9) |
| Equity derivatives | | | | | | | | |
| Over-the-counter | | 5,618 | 9,239 | (3,621) | 4,989 | 6,401 | (1,412) |
| Exchange-traded | | 5,761 | 5,213 | 548 | 5,821 | 4,712 | 1,109 |
| Total equity derivatives | | 11,379 | 14,452 | (3,073) | 10,810 | 11,113 | (303) |
| Precious metal and other commodity derivatives | | | | | | | | |
| Over-the-counter | | 3,513 | 4,414 | (901) | 2,692 | 3,906 | (1,214) |
| Exchange-traded | | 268 | 189 | 79 | 416 | 241 | 175 |
| Total precious metal and other commodity derivatives | | 3,781 | 4,603 | (822) | 3,108 | 4,147 | (1,039) |
| **Total held for trading** | | 34,032 | 39,237 | (5,205) | 33,485 | 39,847 | (6,362) |
| **Held for ALM** | | | | | | | | |
| Interest rate derivatives | | | | | | | | |
| Over-the-counter | – Forward rate agreements | – | – | – | – | – | – |
| | – Swap contracts | 101 | 1,171 | (1,070) | 124 | (410) | 534 |
| | – Purchased options | 4 | – | 4 | 3 | – | 3 |
| | – Written options | – | 1 | (1) | – | 2 | (2) |
| Total interest rate derivatives | | 105 | 1,172 | (1,067) | 127 | (408) | 535 |
| Foreign exchange derivatives | | | | | | | | |
| Over-the-counter | – Forward contracts | 27 | 63 | (36) | 28 | 82 | (54) |
| | – Swap contracts | 4,026 | 937 | 3,089 | 2,620 | 1,129 | 1,491 |
| Total foreign exchange derivatives | | 4,053 | 1,000 | 3,053 | 2,648 | 1,211 | 1,437 |
| Equity derivatives | | | | | | | | |
| Over-the-counter | | 162 | 2 | 160 | 174 | 4 | 170 |
| Total equity derivatives | | 162 | 2 | 160 | 174 | 4 | 170 |
| Precious metal and other commodity derivatives | | | | | | | | |
| Over-the-counter | | – | – | – | 1 | – | 1 |
| Total precious metal and other commodity derivatives | | – | – | – | 1 | – | 1 |
| **Total held for ALM** | | 4,320 | 2,174 | 2,146 | 2,950 | 807 | 2,143 |
| **Total fair value** | | 38,352 | 41,411 | (3,059) | 36,435 | 40,654 | (4,219) |
| Less: effect of netting | | (24,469) | (24,469) | – | (21,777) | (21,777) | – |
| **Total fair value of derivative instruments** | | $ 13,883 | $ 16,942 | $ (3,059) | $ 14,658 | $ 18,877 | $ (4,219) |

## Financial assets and liabilities not carried on the consolidated balance sheet at fair value

The table below presents the fair values by level within the fair value hierarchy for those financial instruments in which fair value is not assumed to equal the carrying value:

| | Level 1 | | Level 2 | | Level 3 | | | |
| | Quoted market price | | Valuation technique – observable market inputs | | Valuation technique – non-observable market inputs | | Total | Total |
| $ millions, as at October 31 | 2025 | 2024 | 2025 | 2024 | 2025 | 2024 | 2025 | 2024 |
|---|---|---|---|---|---|---|---|---|
| **Financial assets** | | | | | | | | |
| Amortized cost securities | $ – | $ – | $ 64,642 | $ 69,961 | $ 767 | $ 741 | $ 65,409 | $ 70,702 |
| Loans | | | | | | | | |
| Residential mortgages | – | – | – | – | 287,325 | 279,802 | 287,325 | 279,802 |
| Personal | – | – | – | – | 46,774 | 45,750 | 46,774 | 45,750 |
| Credit card | – | – | – | – | 20,651 | 19,682 | 20,651 | 19,682 |
| Business and government | – | – | – | – | 235,232 | 212,523 | 235,232 | 212,523 |
| **Financial liabilities** | | | | | | | | |
| Deposits | | | | | | | | |
| Personal | $ – | $ – | $ 73,757 | $ 82,620 | $ 4,167 | $ 5,232 | $ 77,924 | $ 87,852 |
| Business and government | – | – | 193,978 | 191,616 | 3,596 | 4,681 | 197,574 | 196,297 |
| Bank | – | – | 8,737 | 9,420 | – | – | 8,737 | 9,420 |
| Secured borrowings | – | – | 62,356 | 50,546 | 3,027 | 4,872 | 65,383 | 55,418 |
| Subordinated indebtedness | – | – | 8,091 | 7,698 | – | – | 8,091 | 7,698 |

## Financial instruments carried on the consolidated balance sheet at fair value

The table below presents the fair values of financial instruments by level within the fair value hierarchy:

| | Level 1 | | Level 2 | | Level 3 | | | |
| | Quoted market price | | Valuation technique – observable market inputs | | Valuation technique – non-observable market inputs | | Total | Total |
| $ millions, as at October 31 | 2025 | 2024 | 2025 | 2024 | 2025 | 2024 | 2025 | 2024 |
|---|---|---|---|---|---|---|---|---|
| **Financial assets** | | | | | | | | |
| Debt securities measured at FVTPL | | | | | | | | |
| Government issued or guaranteed | $ 6,222 | $ 4,258 | $ 34,635 | $ 32,328 | $ – | $ – | $ 40,857 | $ 36,586 |
| Corporate and other debt | – | – | 4,537 | 4,385 | 103 | – | 4,640 | 4,385 |
| Mortgage- and asset-backed | – | – | 7,193 | 4,213 | 392 | 70 | 7,585 | 4,283 |
| | 6,222 | 4,258 | 46,365 | 40,926 | 495 | 70 | 53,082 | 45,254 |
| Loans measured at FVTPL | | | | | | | | |
| Business and government | – | – | 485 | 116 | 75 [1] | 105 [1] | 560 | 221 |
| Residential mortgages | – | – | 3 | 3 | – | – | 3 | 3 |
| | – | – | 488 | 119 | 75 | 105 | 563 | 224 |
| Debt securities measured at FVOCI | | | | | | | | |
| Government issued or guaranteed | 9,206 | 2,760 | 63,917 | 60,051 | – | – | 73,123 | 62,811 |
| Corporate and other debt | – | – | 10,106 | 9,083 | – | – | 10,106 | 9,083 |
| Mortgage- and asset-backed | – | – | 4,656 | 4,127 | – | – | 4,656 | 4,127 |
| | 9,206 | 2,760 | 78,679 | 73,261 | – | – | 87,885 | 76,021 |
| Corporate equity mandatorily measured at FVTPL and designated at FVOCI | 74,686 | 59,904 | 1,048 | 916 | 1,063 | 640 | 76,797 | 61,460 |
| Securities purchased under resale agreements measured at FVTPL | – | – | 17,651 | 24,977 | – | – | 17,651 | 24,977 |
| Other assets | – | – | 674 | 364 | – | – | 674 | 364 |
| Derivative instruments | | | | | | | | |
| Interest rate | 2 | 2 | 6,027 | 6,718 | 79 | 51 | 6,108 | 6,771 |
| Foreign exchange | – | – | 16,845 | 15,525 | – | – | 16,845 | 15,525 |
| Credit | – | – | 41 | 2 | 36 | 44 | 77 | 46 |
| Equity | 5,761 | 5,821 | 5,729 | 5,157 | 51 | 6 | 11,541 | 10,984 |
| Precious metal and other commodity | 55 | 32 | 3,726 | 3,077 | – | – | 3,781 | 3,109 |
| | 5,818 | 5,855 | 32,368 | 30,479 | 166 | 101 | 38,352 | 36,435 |
| **Total financial assets** | $ 95,932 | $ 72,777 | $ 177,273 | $ 171,042 | $ 1,799 | $ 916 | $ 275,004 | $ 244,735 |
| **Financial liabilities** | | | | | | | | |
| Deposits and other liabilities [2] | $ – | $ – | $ (43,788) | $ (39,290) | $ (476) | $ (416) | $ (44,264) | $ (39,706) |
| Obligations related to securities sold short | (6,150) | (9,199) | (18,094) | (12,443) | – | – | (24,244) | (21,642) |
| Obligations related to securities sold under repurchase agreements | – | – | (8,135) | (9,746) | – | – | (8,135) | (9,746) |
| Derivative instruments | | | | | | | | |
| Interest rate | (3) | (2) | (6,215) | (8,236) | (1,055) | (1,028) | (7,273) | (9,266) |
| Foreign exchange | – | – | (14,977) | (16,065) | (18) | (4) | (14,995) | (16,069) |
| Credit | – | – | (45) | (5) | (41) | (50) | (86) | (55) |
| Equity | (5,212) | (4,712) | (9,213) | (6,404) | (29) | (1) | (14,454) | (11,117) |
| Precious metal and other commodity | (48) | (39) | (4,555) | (4,108) | – | – | (4,603) | (4,147) |
| | (5,263) | (4,753) | (35,005) | (34,818) | (1,143) | (1,083) | (41,411) | (40,654) |
| **Total financial liabilities** | $ (11,413) | $ (13,952) | $ (105,022) | $ (96,297) | $ (1,619) | $ (1,499) | $ (118,054) | $ (111,748) |

(1)  Includes loans designated at FVTPL.
(2)  Comprises deposits designated at FVTPL of $43,723 million (2024: $39,008 million), net bifurcated embedded derivative liabilities of $313 million (2024: $521 million), other liabilities designated at FVTPL of $8 million (2024: $19 million), and other financial liabilities measured at fair value of $220 million (2024: $158 million).

Transfers between levels in the fair value hierarchy are deemed to have occurred at the beginning of the year in which the transfer occurred. Transfers between levels can occur as a result of additional or new information regarding valuation inputs and changes in their observability. During the year, we transferred $285 million of securities measured at FVTPL or FVOCI (2024: $922 million) from Level 1 to Level 2 and $2,111 million of securities sold short (2024: $2,068 million) from Level 1 to Level 2 due to changes in observability in the inputs used to value these securities. Transfers from Level 2 to Level 1 were not significant. In addition, transfers between Level 2 and Level 3 were made during 2025 and 2024, primarily due to changes in the assessment of the observability of certain correlation, market volatility and probability inputs that were used in measuring the fair value of our FVO liabilities and derivatives.

The following table presents the changes in fair value of financial assets and liabilities in Level 3. These instruments are measured at fair value utilizing non-observable market inputs. We often hedge positions with offsetting positions that may be classified in a different level. As a result, the gains and losses for assets and liabilities in the Level 3 category presented in the table below do not reflect the effect of offsetting gains and losses on the related hedging instruments that are classified in Level 1 and Level 2.

| $ millions, for the year ended October 31 | Opening balance | Net gains (losses) included in income (1) Realized | Net gains (losses) included in income (1) Unrealized (2) | Net unrealized gains (losses) included in OCI (3) | Transfer in to Level 3 | Transfer out of Level 3 | Purchases/ Issuances | Sales/ Settlements | Closing balance |
|---|---|---|---|---|---|---|---|---|---|
| **2025** | | | | | | | | | |
| **Debt securities measured at FVTPL** | | | | | | | | | |
| Corporate and other debt | $ – | $ – | $ (78) | $ (2) | $ – | $ – | $ 183 | $ – | $ 103 |
| Mortgage- and asset-backed | 70 | – | (1) | – | 386 | – | 106 | (169) | 392 |
| **Loans measured at FVTPL** | | | | | | | | | |
| Business and government | 105 | – | 1 | – | – | – | 178 | (209) | 75 |
| **Corporate equity mandatorily measured at FVTPL and designated at FVOCI** | 640 | – | 69 | 15 | – | – | 400 | (61) | 1,063 |
| **Derivative instruments** | | | | | | | | | |
| Interest rate | 51 | – | 45 | – | – | (17) | – | – | 79 |
| Foreign exchange | – | – | – | – | – | – | – | – | – |
| Credit | 44 | – | (8) | – | – | – | – | – | 36 |
| Equity | 6 | – | 5 | – | 40 | (11) | 11 | – | 51 |
| **Total assets** | $ 916 | $ – | $ 33 | $ 13 | $ 426 | $ (28) | $ 878 | $ (439) | $ 1,799 |
| **Deposits and other liabilities** (4) | $ (416) | $ 8 | $ (127) | $ – | $ (4) | $ 2 | $ (120) | $ 181 | $ (476) |
| **Derivative instruments** | | | | | | | | | |
| Interest rate | (1,028) | – | (263) | – | – | 190 | – | 46 | (1,055) |
| Foreign exchange | (4) | – | (49) | – | – | 35 | – | – | (18) |
| Credit | (50) | – | 9 | – | – | – | – | – | (41) |
| Equity | (1) | – | 3 | – | (5) | 14 | (40) | – | (29) |
| **Total liabilities** | $ (1,499) | $ 8 | $ (427) | $ – | $ (9) | $ 241 | $ (160) | $ 227 | $ (1,619) |
| 2024 | | | | | | | | | |
| Debt securities measured at FVTPL | | | | | | | | | |
| Corporate and other debt | $ – | $ – | $ – | $ – | $ – | $ – | $ – | $ – | $ – |
| Mortgage- and asset-backed | 151 | – | (3) | – | – | – | 84 | (162) | 70 |
| Loans measured at FVTPL | | | | | | | | | |
| Business and government | 144 | – | 5 | – | – | – | – | (44) | 105 |
| Corporate equity mandatorily measured at FVTPL and designated at FVOCI | 587 | 7 | 26 | (17) | – | – | 113 | (76) | 640 |
| Derivative instruments | | | | | | | | | |
| Interest rate | 21 | – | 97 | – | – | (67) | – | – | 51 |
| Foreign exchange | – | – | – | – | – | – | – | – | – |
| Credit | 46 | (6) | 2 | – | – | – | 2 | – | 44 |
| Equity | 4 | – | 2 | – | 2 | (6) | 5 | (1) | 6 |
| Total assets | $ 953 | $ 1 | $ 129 | $ (17) | $ 2 | $ (73) | $ 204 | $ (283) | $ 916 |
| Deposits and other liabilities (4) | $ (242) | $ (14) | $ (156) | $ – | $ (3) | $ 17 | $ (120) | $ 102 | $ (416) |
| Derivative instruments | | | | | | | | | |
| Interest rate | (1,817) | – | 297 | – | – | 425 | (8) | 75 | (1,028) |
| Foreign exchange | – | – | (31) | – | – | 27 | – | – | (4) |
| Credit | (52) | 1 | 1 | – | (2) | – | – | 2 | (50) |
| Equity | (5) | – | (1) | – | (3) | 4 | – | 4 | (1) |
| Total liabilities | $ (2,116) | $ (13) | $ 110 | $ – | $ (8) | $ 473 | $ (128) | $ 183 | $ (1,499) |

(1) Cumulative AOCI gains or losses related to equity securities designated at FVOCI are reclassified from AOCI to retained earnings at the time of disposal or derecognition.
(2) Comprises unrealized gains and losses relating to the assets and liabilities held at the end of the reporting year.
(3) Foreign exchange translation on debt securities and loans measured at FVTPL held by foreign operations and denominated in the same currency as the foreign operations is included in OCI.
(4) Includes deposits designated at FVTPL of $263 million (2024: $211 million), net bifurcated embedded derivative liabilities of $205 million (2024: $186 million) and other liabilities designated at FVTPL of $8 million (2024: $19 million).

**Quantitative information about significant non-observable inputs**

Valuation techniques using one or more non-observable inputs are used for a number of financial instruments. The following table discloses the valuation techniques and quantitative information about the significant non-observable inputs used in Level 3 financial instruments:

| $ millions, as at October 31 | 2025 | Valuation techniques | Key non-observable inputs | Range of inputs Low | Range of inputs High |
|---|---|---|---|---|---|
| Debt securities measured at FVTPL | | | | | |
| Corporate and other debt | $ 103 | Discounted cash flow | Recovery rate | 50.5 % | 75.7 % |
| Mortgage- and asset-backed | 392 | Discounted cash flow | Credit spread | 3.4 % | 3.5 % |
| Corporate equity mandatorily measured at FVTPL and designated at FVOCI | | | | | |
| Limited partnerships and private companies | 1,063 | Adjusted net asset value [1] | Net asset value [2] | n/a | n/a |
| | | Valuation multiple | Earnings multiple | 14.9 x | 29.4 x |
| | | Proxy share price | Proxy share price [2] | n/a | n/a |
| Loans measured at FVTPL | | | | | |
| Business and government | 75 | Discounted cash flow | Credit spread | 2.1 % | 2.1 % |
| Derivative instruments | | | | | |
| Interest rate | 79 | Proprietary model [3] | n/a | n/a | n/a |
| | | Option model | Market volatility | 59.7 % | 84.7 % |
| | | | Probability of contingent settlement | 80.0 % | 100.0 % |
| Credit | 36 | Market proxy or direct broker quote | Market proxy or direct broker quote | 36.2 % | 36.2 % |
| Equity | 51 | Option model | Market correlation | 9.5 % | 96.4 % |
| Total assets | $ 1,799 | | | | |
| Deposits and other liabilities | | | | | |
| Deposits designated at FVTPL and net bifurcated embedded derivative liabilities | $ (468) | Option model | Market volatility | 8.3 % | 84.7 % |
| | | | Market correlation | (100.0)% | 100.0 % |
| Other liabilities designated at FVTPL | (8) | Option model | Funding ratio | 49.0 % | 49.0 % |
| Derivative instruments | | | | | |
| Interest rate | (1,055) | Proprietary model [3] | n/a | n/a | n/a |
| | | Option model | Market volatility | 59.7 % | 84.7 % |
| | | | Probability of contingent settlement | 100.0 % | 100.0 % |
| Foreign exchange | (18) | Option model | Probability of contingent settlement | 100.0 % | 100.0 % |
| Credit | (41) | Market proxy or direct broker quote | Market proxy or direct broker quote | 36.2 % | 36.2 % |
| Equity | (29) | Option model | Market correlation | 10.9 % | 96.4 % |
| Total liabilities | $ (1,619) | | | | |

(1) Adjusted net asset value is determined using reported net asset values obtained from the fund manager or general partner of the limited partnership or the limited liability company and may be adjusted for current market levels where appropriate.
(2) The range of net asset value price or proxy share price has not been disclosed due to the wide range and diverse nature of the investments.
(3) Using valuation techniques that we consider to be non-observable.
n/a Not applicable.

**Sensitivity of Level 3 financial assets and liabilities**

The following section describes the significant non-observable inputs identified in the table above, the interrelationships between those inputs, where applicable, and the change in fair value if changing one or more of the non-observable inputs within a reasonably possible range would impact the fair value significantly.

The fair value of certain of our corporate and other debt instruments is determined based upon recovery assumptions. By adjusting the non-observable inputs by reasonably alternative amounts, the fair value of our corporate and other debt would increase by $35 million or decrease by $27 million (2024: increase or decrease by nil).

The fair value of our limited partnerships is determined based on the net asset value provided by the fund managers, adjusted as appropriate. The fair value of limited partnerships is sensitive to changes in the net asset value, and by adjusting the net asset value within a reasonably possible range, the aggregate fair value of our limited partnerships would increase or decrease by $182 million (2024: $145 million).

While our stand-alone derivatives are recorded as derivative assets or derivative liabilities, our derivatives embedded in our structured note deposit liabilities or deposit liabilities designated at FVTPL are recorded within deposits and other liabilities. The determination of the fair value of certain Level 3 embedded derivatives and certain stand-alone derivatives requires significant assumptions and judgment to be applied to both the inputs and the valuation techniques employed. These deposit liabilities designated at FVTPL and derivatives are sensitive to long-dated market volatility and correlation inputs, which we consider to be non-observable. Market volatility is a measure of the anticipated future variability of a market price and is an important input for pricing options, which are inherent in many of our Level 3 derivatives. A higher market volatility generally results in a higher option price, with all else held constant, due to the higher probability of obtaining a greater return from the option, and results in an increase in the fair value of our Level 3 derivatives. Correlation inputs are used to value those derivatives where the payout is dependent upon more than one market price. For example, the payout of an equity basket option is based upon the performance of a basket of stocks, and the interrelationships between the price movements of those stocks. A positive correlation implies that two inputs tend to change the fair value in the same direction, while a negative correlation implies that two inputs tend to change the fair value in the opposite direction. Changes in market volatility and market correlation could result in an increase or a decrease in the fair value of our Level 3 derivatives, embedded derivatives and deposit liabilities designated at FVTPL. By adjusting the non-observable inputs by reasonably alternative amounts, the fair value of our net Level 3 stand-alone derivatives, embedded derivatives and deposit liabilities designated at FVTPL would increase by $143 million or decrease by $122 million (2024: increase by $149 million or decrease by $142 million).

For certain interest rate and foreign exchange derivatives, the probability of contingent settlement not occurring was a significant Level 3 valuation input. By increasing the probability of contingent settlement not occurring by 10%, the fair value of those derivatives in an asset position would decrease by less than $6 million, while the fair value of those derivatives in a liability position would decrease by up to $8 million. If the probability of contingent settlement decreased by 100% for our largest derivative asset position, the fair value of the corresponding derivative would decrease by $10 million.

**Financial instruments designated at FVTPL**

Financial assets designated at FVTPL include loans that were designated at FVTPL on the basis of being managed together with derivatives to eliminate or significantly reduce financial risks.

Deposits and other liabilities designated at FVTPL include:
- Certain business and government deposit liabilities, certain secured borrowings and certain obligations related to securities sold under repurchase agreements that are economically hedged with derivatives and other financial instruments, and certain financial liabilities that have one or more embedded derivatives that significantly modify the cash flows of the host liability but are not bifurcated from the host instrument; and
- Our mortgage commitments to retail clients to provide mortgages at fixed rates that are economically hedged with derivatives and other financial instruments.

The carrying value of our loans designated at FVTPL represents our maximum exposure to credit risk related to these assets designated at FVTPL. The change in fair value attributable to change in credit risk of these assets designated at FVTPL during the year is insignificant (2024: insignificant). The fair value of a liability designated at FVTPL reflects the credit risk relating to that liability. For those liabilities designated at FVTPL for which we believe changes in our credit risk would impact the fair value from the note holders' perspective, the related fair value changes were recognized in OCI. Changes in fair value attributable to changes in our own credit are measured as the difference between: (i) the period-over-period change in the present value of the expected cash flows using a discount curve adjusted for our own credit; and (ii) the period-over-period change in the present value of the same expected cash flows using a discount curve based on the benchmark curve adjusted for our own credit as implied at inception of the liability designated at FVTPL. The pre-tax impact of changes in CIBC's own credit risk on our liabilities designated at FVTPL was losses of $47 million for the year and losses of $172 million cumulatively (2024: losses of $299 million for the year and losses of $125 million cumulatively). A net gain of $63 million, net of hedges (2024: a net gain of $34 million), was realized for assets designated at FVTPL and liabilities designated at FVTPL, which is included in the consolidated statement of income under Gains (losses) from financial instruments measured/designated at FVTPL, net.

The estimated contractual amount payable at maturity of deposits designated at FVTPL, which for certain notes is based on the par value and the intrinsic value of the applicable embedded derivatives, is $505 million higher (2024: $3,859 million higher) than its fair value. The intrinsic value of the embedded derivatives reflects the structured payoff of certain FVO deposit liabilities, which we hedge economically with derivatives and other FVTPL financial instruments.

## Note 3 | Significant transactions

**Sale of certain banking assets in the Caribbean**

On October 31, 2023, CIBC Caribbean Bank Limited (CIBC Caribbean) announced that it had entered into an agreement to sell its banking assets in Curaçao and Sint Maarten. The sale of banking assets in Curaçao was completed on May 24, 2024. The sale of banking assets in Sint Maarten was completed on February 7, 2025. The impact of these transactions was not material.

# Note 4 | Securities

## Securities

| $ millions, as at October 31 | 2025 | 2024 |
|---|---|---|
| Securities measured and designated at FVOCI | $ 88,905 | $ 76,693 |
| Securities measured at amortized cost (1) | 65,471 | 71,610 |
| Securities mandatorily measured and designated at FVTPL | 128,859 | 106,042 |
| Total securities | $ 283,235 | $ 254,345 |

(1) During the year, less than $1 million of amortized cost debt securities were disposed of, generally shortly before their maturity, resulting in a realized gain of nil (2024: a realized gain of nil).

| | Residual term to contractual maturity | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| $ millions, as at October 31 | Within 1 year | | 1 to 5 years | | 5 to 10 years | | Over 10 years | | No specific maturity | | 2025 Total | | 2024 Total | |
| | Carrying value | Yield (1) | Carrying value | Yield (1) | Carrying value | Yield (1) | Carrying value | Yield (1) | Carrying value | Yield (1) | Carrying value | Yield (1) | Carrying value | Yield (1) |
| **Debt securities measured at FVOCI** | | | | | | | | | | | | | | |
| Securities issued or guaranteed by: | | | | | | | | | | | | | | |
| Canadian federal government | $ 2,922 | 4.0 % | $ 10,756 | 3.2 % | $ 1,845 | 3.5 % | $ – | – % | $ – | – % | $ 15,523 | 3.4 % | $ 11,685 | 3.8 % |
| Other Canadian governments | 487 | 2.4 | 1,757 | 2.8 | 14,009 | 3.1 | 240 | 3.4 | – | – | 16,493 | 3.1 | 16,414 | 3.2 |
| U.S. Treasury and agencies | 12,651 | 3.3 | 18,385 | 3.8 | 2,315 | 4.2 | – | – | – | – | 33,351 | 3.6 | 29,152 | 3.9 |
| Other foreign governments | 4,076 | 3.2 | 3,597 | 4.2 | 80 | 5.5 | 3 | 6.6 | – | – | 7,756 | 3.7 | 5,560 | 4.4 |
| Mortgage-backed securities (2) | 189 | 3.9 | 2,966 | 3.5 | 203 | 2.7 | 351 | 4.5 | – | – | 3,709 | 3.6 | 3,470 | 4.1 |
| Asset-backed securities | 516 | 4.6 | – | – | 41 | 4.9 | 390 | 4.8 | – | – | 947 | 4.7 | 657 | 5.9 |
| Corporate and other debt | 3,011 | 4.2 | 6,580 | 4.4 | 499 | 4.6 | 16 | 4.4 | – | – | 10,106 | 4.3 | 9,083 | 4.7 |
| | $ 23,852 | | $ 44,041 | | $ 18,992 | | $ 1,000 | | $ – | | $ 87,885 | | $ 76,021 | |
| **Securities measured at amortized cost** | | | | | | | | | | | | | | |
| Securities issued or guaranteed by: | | | | | | | | | | | | | | |
| Canadian federal government | $ 431 | 0.8 % | $ 2,469 | 3.2 % | $ 593 | 3.5 % | $ – | – % | $ – | – % | $ 3,493 | 2.9 % | $ 2,904 | 2.5 % |
| Other Canadian governments | 1,561 | 1.8 | 9,977 | 2.7 | 8,193 | 3.5 | 266 | 3.4 | – | – | 19,997 | 2.9 | 21,634 | 3.0 |
| U.S. Treasury and agencies | 8,261 | 1.6 | 19,291 | 3.3 | 1,538 | 4.0 | – | – | – | – | 29,090 | 2.8 | 33,727 | 2.5 |
| Other foreign governments | 369 | 3.0 | 557 | 3.3 | 472 | 1.7 | 158 | 2.6 | – | – | 1,556 | 2.7 | 1,527 | 2.5 |
| Mortgage-backed securities (3) | 441 | 2.8 | 3,106 | 2.7 | 639 | 2.4 | 347 | 3.5 | – | – | 4,533 | 2.7 | 5,297 | 3.3 |
| Asset-backed securities | 147 | 5.7 | 346 | 4.4 | – | – | 1,864 | 5.6 | – | – | 2,357 | 5.5 | 2,236 | 6.0 |
| Corporate and other debt | 980 | 1.9 | 2,734 | 3.3 | 731 | 4.4 | – | – | – | – | 4,445 | 3.2 | 4,285 | 3.3 |
| | $ 12,190 | | $ 38,480 | | $ 12,166 | | $ 2,635 | | $ – | | $ 65,471 | | $ 71,610 | |
| **Debt securities mandatorily measured and designated at FVTPL** | | | | | | | | | | | | | | |
| Securities issued or guaranteed by: | | | | | | | | | | | | | | |
| Canadian federal government | $ 2,409 | | $ 10,040 | | $ 3,202 | | $ 1,154 | | $ – | | $ 16,805 | | $ 17,799 | |
| Other Canadian governments | 1,728 | | 1,315 | | 1,152 | | 6,289 | | – | | 10,484 | | 9,909 | |
| U.S. Treasury and agencies | 698 | | 6,934 | | 1,530 | | 3,336 | | – | | 12,498 | | 6,750 | |
| Other foreign governments | 212 | | 810 | | 48 | | – | | – | | 1,070 | | 2,128 | |
| Mortgage-backed securities (4) | 572 | | 4,391 | | 646 | | – | | – | | 5,609 | | 3,980 | |
| Asset-backed securities | 278 | | 291 | | 923 | | 484 | | – | | 1,976 | | 303 | |
| Corporate and other debt | 759 | | 2,400 | | 706 | | 775 | | – | | 4,640 | | 4,385 | |
| | $ 6,656 | | $ 26,181 | | $ 8,207 | | $ 12,038 | | $ – | | $ 53,082 | | $ 45,254 | |
| **Corporate equity mandatorily measured at FVTPL and designated at FVOCI** | $ – | – % | $ – | – % | $ – | – % | $ – | – % | $ 76,797 | n/m | $ 76,797 | n/m | $ 61,460 | n/m |
| Total securities (5) | $ 42,698 | | $ 108,702 | | $ 39,365 | | $ 15,673 | | $ 76,797 | | $ 283,235 | | $ 254,345 | |

(1) Represents the weighted-average yield, which is determined by applying the weighted average of the yields of individual fixed income securities.
(2) Includes securities backed by mortgages insured by the Canada Mortgage and Housing Corporation (CMHC), with amortized cost of $3,177 million (2024: $2,832 million) and fair value of $3,180 million (2024: $2,827 million); securities issued by Federal National Mortgage Association (Fannie Mae), with amortized cost of $222 million (2024: $284 million) and fair value of $217 million (2024: $275 million); securities issued by Federal Home Loan Mortgage Corporation (Freddie Mac), with amortized cost of $78 million (2024: $103 million) and fair value of $76 million (2024: $99 million); and securities issued by Government National Mortgage Association, a U.S. government corporation (Ginnie Mae), with amortized cost of $239 million (2024: $274 million) and fair value of $236 million (2024: $269 million).
(3) Includes securities backed by mortgages insured by the CMHC, with amortized cost of $2,632 million (2024: $2,585 million) and fair value of $2,634 million (2024: $2,582 million); securities issued by Fannie Mae, with amortized cost of $198 million (2024: $471 million) and fair value of $189 million (2024: $448 million); securities issued by Freddie Mac, with amortized cost of $1,009 million (2024: $1,536 million) and fair value of $968 million (2024: $1,450 million); and securities issued by Ginnie Mae, with amortized cost of $156 million (2024: $123 million) and fair value of $155 million (2024: $118 million).
(4) Includes securities backed by mortgages insured by the CMHC of $5,608 million (2024: $3,977 million).
(5) Includes securities denominated in U.S. dollars with carrying value of $139.9 billion (2024: $126.7 billion) and securities denominated in other foreign currencies with carrying value of $17.3 billion (2024: $12.4 billion).
n/m Not meaningful.

## Fair value of debt securities measured and equity securities designated at FVOCI

| $ millions, as at October 31 | 2025 | | | | 2024 | | | |
|---|---|---|---|---|---|---|---|---|
| | Cost/ Amortized cost [1] | Gross unrealized gains | Gross unrealized losses | Fair value | Cost/ Amortized cost [1] | Gross unrealized gains | Gross unrealized losses | Fair value |
| Securities issued or guaranteed by: | | | | | | | | |
| Canadian federal government | $ 15,531 | $ 9 | $ (17) | $ 15,523 | $ 11,715 | $ 1 | $ (31) | $ 11,685 |
| Other Canadian governments | 16,484 | 50 | (41) | 16,493 | 16,506 | 9 | (101) | 16,414 |
| U.S. Treasury and agencies | 33,345 | 64 | (58) | 33,351 | 29,362 | 10 | (220) | 29,152 |
| Other foreign governments | 7,727 | 31 | (2) | 7,756 | 5,542 | 22 | (4) | 5,560 |
| Mortgage-backed securities | 3,716 | 5 | (12) | 3,709 | 3,493 | – | (23) | 3,470 |
| Asset-backed securities | 947 | – | – | 947 | 656 | 1 | – | 657 |
| Corporate and other debt | 10,092 | 17 | (3) | 10,106 | 9,085 | 7 | (9) | 9,083 |
| | 87,842 | 176 | (133) | 87,885 | 76,359 | 50 | (388) | 76,021 |
| Corporate equity [2] | 979 | 65 | (24) | 1,020 | 653 | 51 | (32) | 672 |
| Total | $ 88,821 | $ 241 | $ (157) | $ 88,905 | $ 77,012 | $ 101 | $ (420) | $ 76,693 |

(1) Net of allowance for credit losses for debt securities measured at FVOCI of $23 million (2024: $19 million).
(2) Includes restricted stock.

Fair value of equity securities designated at FVOCI that were disposed of during the year was nil (2024: nil) at the time of disposal. Net realized cumulative after-tax gains of $2 million for the year (2024: losses of $15 million) were reclassified from AOCI to retained earnings, resulting from dispositions of equity securities designated at FVOCI and return on capital distributions from limited partnerships designated at FVOCI.

Dividend income recognized on equity securities designated at FVOCI that were still held as at October 31, 2025 was $3 million (2024: $3 million). Dividend income recognized on equity securities designated at FVOCI that were disposed of during the year was nil (2024: nil).

The table below presents profit or loss recognized on FVOCI debt securities:

| $ millions, for the year ended October 31 | 2025 | 2024 |
|---|---|---|
| Realized gains | $ 50 | $ 64 |
| Realized losses | (27) | (26) |
| (Provision for) reversal of credit losses on debt securities | (3) | 3 |
| Total | $ 20 | $ 41 |

### Allowance for credit losses

The following table provides a reconciliation of the opening balance to the closing balance of the ECL allowance for debt securities measured at FVOCI and amortized cost:

| $ millions, as at or for the year ended October 31 | Stage 1 Collective provision 12-month ECL performing | Stage 2 Collective provision lifetime ECL performing | Stage 3 Collective and individual provision lifetime ECL credit-impaired [1] | Total |
|---|---|---|---|---|
| **2025** **Debt securities measured at FVOCI and amortized cost** | | | | |
| Balance at beginning of year | $ 7 | $ 17 | $ 12 | $ 36 |
| Provision for (reversal of) credit losses [2] | (1) | 2 | 36 | 37 |
| Write-offs | – | – | – | – |
| Foreign exchange and other | – | 1 | 1 | 2 |
| Balance at end of year | $ 6 | $ 20 | $ 49 | $ 75 |
| **Comprises:** | | | | |
| Debt securities measured at FVOCI | $ 3 | $ 20 | $ – | $ 23 |
| Debt securities measured at amortized cost | 3 | – | 49 | 52 |
| 2024 **Debt securities measured at FVOCI and amortized cost** | | | | |
| Balance at beginning of year | $ 8 | $ 20 | $ 14 | $ 42 |
| Reversal of credit losses [2] | – | (3) | (2) | (5) |
| Write-offs | – | – | – | – |
| Foreign exchange and other | (1) | – | – | (1) |
| Balance at end of year | $ 7 | $ 17 | $ 12 | $ 36 |
| **Comprises:** | | | | |
| Debt securities measured at FVOCI | $ 2 | $ 17 | $ – | $ 19 |
| Debt securities measured at amortized cost | 5 | – | 12 | 17 |

(1) Includes stage 3 ECL allowance on originated credit-impaired amortized cost debt securities.
(2) Included in gains (losses) from debt securities measured at FVOCI and amortized cost, net on our consolidated statement of income.

## Note 5 | Loans[1][2]

| $ millions, as at October 31 | 2025 | | | | | | 2024 | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Gross amount | Stage 3 allowance | Stages 1 and 2 allowance | Total allowance | Net total | Allowances as a % of gross loans | Gross amount | Stage 3 allowance | Stages 1 and 2 allowance | Total allowance | Net total | Allowances as a % of gross loans |
| Residential mortgages [3] | $ 287,033 | $ 306 | $ 268 | $ 574 | $ 286,459 | 0.2 % | $ 280,672 | $ 234 | $ 215 | $ 449 | $ 280,223 | 0.2 % |
| Personal | 47,866 | 185 | 971 | 1,156 | 46,710 | 2.4 | 46,681 | 190 | 752 | 942 | 45,739 | 2.0 |
| Credit card | 21,581 | – | 942 | 942 | 20,639 | 4.4 | 20,551 | – | 902 | 902 | 19,649 | 4.4 |
| Business and government [3][4] | 237,416 | 491 | 1,229 | 1,720 | 235,696 | 0.7 | 214,305 | 392 | 1,232 | 1,624 | 212,681 | 0.8 |
| Total | $ 593,896 | $ 982 | $ 3,410 | $ 4,392 | $ 589,504 | 0.7 % | $ 562,209 | $ 816 | $ 3,101 | $ 3,917 | $ 558,292 | 0.7 % |

(1) Loans are net of unearned income of $1,017 million (2024: $815 million).
(2) Includes gross loans of $136.5 billion (2024: $120.4 billion) denominated in U.S. dollars and $13.7 billion (2024: $11.2 billion) denominated in other foreign currencies.
(3) Includes $3 million of residential mortgages (2024: $3 million) and $560 million of business and government loans (2024: $221 million) that are measured and designated at FVTPL.
(4) Includes customers' liability under acceptances of $10 million (2024: $6 million) in business and government loans. Prior year amounts have been revised to conform to the presentation adopted in 2025.

## Allowance for credit losses

The following table provides a reconciliation of the opening balance to the closing balance of the ECL allowance:

| $ millions, as at or for the year ended October 31 | Stage 1 | Stage 2 | Stage 3 | 2025 |
|---|---|---|---|---|
| | Collective provision 12-month ECL performing | Collective provision lifetime ECL performing | Collective and individual provision lifetime ECL credit-impaired | Total |
| **Residential mortgages** | | | | |
| Balance at beginning of year | $    89 | $   126 | $   234 | $   449 |
| Provision for (reversal of) credit losses | | | | |
| Originations net of repayments and other derecognitions [1] | 15 | (23) | (73) | (81) |
| Changes in model | – | – | – | – |
| Net remeasurement [2] | (134) | 176 | 209 | 251 |
| Transfers [2] | | | | |
| – to 12-month ECL | 141 | (133) | (8) | – |
| – to lifetime ECL performing | (10) | 31 | (21) | – |
| – to lifetime ECL credit-impaired | – | (9) | 9 | – |
| Total provision for (reversal of) credit losses [3] | 12 | 42 | 116 | 170 |
| Write-offs [4] | – | – | (12) | (12) |
| Recoveries | – | – | 6 | 6 |
| Interest income on impaired loans | – | – | (36) | (36) |
| Foreign exchange and other | (1) | – | (2) | (3) |
| Balance at end of year | $   100 | $   168 | $   306 | $   574 |
| **Personal** | | | | |
| Balance at beginning of year | $   247 | $   546 | $   190 | $   983 |
| Provision for (reversal of) credit losses | | | | |
| Originations net of repayments and other derecognitions [1] | 40 | (45) | (25) | (30) |
| Changes in model | (15) | 97 | – | 82 |
| Net remeasurement [2] | (575) | 795 | 484 | 704 |
| Transfers [2] | | | | |
| – to 12-month ECL | 623 | (616) | (7) | – |
| – to lifetime ECL performing | (68) | 90 | (22) | – |
| – to lifetime ECL credit-impaired | (4) | (70) | 74 | – |
| Total provision for (reversal of) credit losses [3] | 1 | 251 | 504 | 756 |
| Write-offs [4] | – | – | (571) | (571) |
| Recoveries | – | – | 74 | 74 |
| Interest income on impaired loans | – | – | (8) | (8) |
| Foreign exchange and other | (1) | 6 | (4) | 1 |
| Balance at end of year | $   247 | $   803 | $   185 | $  1,235 |
| **Credit card** | | | | |
| Balance at beginning of year | $   295 | $   660 | $     – | $   955 |
| Provision for (reversal of) credit losses | | | | |
| Originations net of repayments and other derecognitions [1] | 36 | (33) | – | 3 |
| Changes in model | (26) | 32 | – | 6 |
| Net remeasurement [2] | (740) | 1,165 | 391 | 816 |
| Transfers [2] | | | | |
| – to 12-month ECL | 846 | (846) | – | – |
| – to lifetime ECL performing | (77) | 77 | – | – |
| – to lifetime ECL credit-impaired | (3) | (338) | 341 | – |
| Total provision for (reversal of) credit losses [3] | 36 | 57 | 732 | 825 |
| Write-offs [4] | – | – | (884) | (884) |
| Recoveries | – | – | 152 | 152 |
| Interest income on impaired loans | – | – | – | – |
| Foreign exchange and other | – | – | – | – |
| Balance at end of year | $   331 | $   717 | $     – | $  1,048 |
| **Business and government** | | | | |
| Balance at beginning of year | $   265 | $  1,061 | $   401 | $  1,727 |
| Provision for (reversal of) credit losses | | | | |
| Originations net of repayments and other derecognitions [1] | 52 | (105) | (66) | (119) |
| Changes in model | 79 | (81) | (4) | (6) |
| Net remeasurement [2] | (63) | 340 | 439 | 716 |
| Transfers [2] | | | | |
| – to 12-month ECL | 162 | (158) | (4) | – |
| – to lifetime ECL performing | (48) | 55 | (7) | – |
| – to lifetime ECL credit-impaired | – | (177) | 177 | – |
| Total provision for (reversal of) credit losses [3] | 182 | (126) | 535 | 591 |
| Write-offs [4] | – | – | (409) | (409) |
| Recoveries | – | – | 54 | 54 |
| Interest income on impaired loans | – | – | (94) | (94) |
| Foreign exchange and other | 5 | (3) | 11 | 13 |
| Balance at end of year | $   452 | $   932 | $   498 | $  1,882 |
| **Total ECL allowance** [5] | $  1,130 | $  2,620 | $   989 | $  4,739 |
| **Comprises:** | | | | |
| Loans | $   983 | $  2,427 | $   982 | $  4,392 |
| Undrawn credit facilities and other off-balance sheet exposures [6] | 147 | 193 | 7 | 347 |

(1) Excludes the disposal and write-off of impaired loans.
(2) Transfers represent stage movements of ECL allowances before net measurement. Net remeasurement represents the current period change in ECL allowances for transfers, net write-offs, changes in forecasts of forward-looking information, parameter updates, and partial repayments in the year.
(3) Provision for (reversal of) credit losses for loans, and undrawn credit facilities and other off-balance sheet exposures is presented as Provision for (reversal of) credit losses on our consolidated statement of income.
(4) We generally continue to pursue collection on the amounts that were written off. The degree of collection efforts varies from one jurisdiction to another, depending on the local regulations and original agreements with customers.
(5) See Note 4 for the ECL allowance on debt securities measured at FVOCI and amortized cost. The ECL allowances for other financial assets classified at amortized cost were immaterial as at October 31, 2025 and October 31, 2024 and were excluded from the table above. Financial assets other than loans that are classified at amortized cost are presented on our consolidated balance sheet net of ECL allowances.
(6) Included in Other liabilities on our consolidated balance sheet.

$ millions, as at or for the year ended October 31

| | Stage 1 | Stage 2 | Stage 3 | 2024 |
|---|---|---|---|---|
| | Collective provision 12-month ECL performing | Collective provision lifetime ECL performing | Collective and individual provision lifetime ECL credit-impaired | Total |
| **Residential mortgages** | | | | |
| Balance at beginning of year | $ 90 | $ 142 | $ 224 | $ 456 |
| Provision for (reversal of) credit losses | | | | |
| Originations net of repayments and other derecognitions [1] | 15 | (19) | (55) | (59) |
| Changes in model | – | 4 | 11 | 15 |
| Net remeasurement [2] | (115) | 96 | 95 | 76 |
| Transfers [2] | | | | |
| – to 12-month ECL | 109 | (107) | (2) | – |
| – to lifetime ECL performing | (10) | 19 | (9) | – |
| – to lifetime ECL credit-impaired | – | (8) | 8 | – |
| Total provision for (reversal of) credit losses [3] | (1) | (15) | 48 | 32 |
| Write-offs [4] | – | – | (18) | (18) |
| Recoveries | – | – | 7 | 7 |
| Interest income on impaired loans | – | – | (30) | (30) |
| Foreign exchange and other | – | (1) | 3 | 2 |
| Balance at end of year | $ 89 | $ 126 | $ 234 | $ 449 |
| **Personal** | | | | |
| Balance at beginning of year | $ 174 | $ 709 | $ 181 | $ 1,064 |
| Provision for (reversal of) credit losses | | | | |
| Originations net of repayments and other derecognitions [1] | 32 | (58) | (42) | (68) |
| Changes in model | 54 | (127) | (6) | (79) |
| Net remeasurement [2] | (544) | 631 | 466 | 553 |
| Transfers [2] | | | | |
| – to 12-month ECL | 591 | (588) | (3) | – |
| – to lifetime ECL performing | (63) | 74 | (11) | – |
| – to lifetime ECL credit-impaired | – | (96) | 96 | – |
| Total provision for (reversal of) credit losses [3] | 70 | (164) | 500 | 406 |
| Write-offs [4] | – | – | (545) | (545) |
| Recoveries | – | – | 62 | 62 |
| Interest income on impaired loans | – | – | (7) | (7) |
| Foreign exchange and other | 3 | 1 | (1) | 3 |
| Balance at end of year | $ 247 | $ 546 | $ 190 | $ 983 |
| **Credit card** | | | | |
| Balance at beginning of year | $ 181 | $ 591 | $ – | $ 772 |
| Provision for (reversal of) credit losses | | | | |
| Originations net of repayments and other derecognitions [1] | 22 | (30) | – | (8) |
| Changes in model | 86 | (34) | – | 52 |
| Net remeasurement [2] | (413) | 771 | 394 | 752 |
| Transfers [2] | | | | |
| – to 12-month ECL | 491 | (491) | – | – |
| – to lifetime ECL performing | (72) | 72 | – | – |
| – to lifetime ECL credit-impaired | – | (219) | 219 | – |
| Total provision for (reversal of) credit losses [3] | 114 | 69 | 613 | 796 |
| Write-offs [4] | – | – | (739) | (739) |
| Recoveries | – | – | 126 | 126 |
| Interest income on impaired loans | – | – | – | – |
| Foreign exchange and other | – | – | – | – |
| Balance at end of year | $ 295 | $ 660 | $ – | $ 955 |
| **Business and government** | | | | |
| Balance at beginning of year | $ 294 | $ 864 | $ 667 | $ 1,825 |
| Provision for (reversal of) credit losses | | | | |
| Originations net of repayments and other derecognitions [1] | 22 | (82) | (48) | (108) |
| Changes in model | (28) | 46 | – | 18 |
| Net remeasurement [2] | (194) | 569 | 482 | 857 |
| Transfers [2] | | | | |
| – to 12-month ECL | 215 | (201) | (14) | – |
| – to lifetime ECL performing | (39) | 47 | (8) | – |
| – to lifetime ECL credit-impaired | – | (187) | 187 | – |
| Total provision for (reversal of) credit losses [3] | (24) | 192 | 599 | 767 |
| Write-offs [4] | – | – | (874) | (874) |
| Recoveries | – | – | 77 | 77 |
| Interest income on impaired loans | – | – | (84) | (84) |
| Foreign exchange and other | (5) | 5 | 16 | 16 |
| Balance at end of year | $ 265 | $ 1,061 | $ 401 | $ 1,727 |
| **Total ECL allowance** [5] | $ 896 | $ 2,393 | $ 825 | $ 4,114 |
| **Comprises:** | | | | |
| Loans | $ 800 | $ 2,301 | $ 816 | $ 3,917 |
| Undrawn credit facilities and other off-balance sheet exposures [6] | 96 | 92 | 9 | 197 |

See previous page for footnote references.

**Inputs, assumptions and model techniques**

Our ECL allowances are estimated using complex models that incorporate inputs, assumptions and model techniques that involve a high degree of management judgment. In particular, the following ECL elements are subject to a high level of judgment that can have a significant impact on the level of ECL allowances provided:

- Determining when a SICR of a loan has occurred;
- Measuring both 12-month and lifetime credit losses; and
- Forecasting forward-looking information for multiple scenarios and determining the probability weighting of the scenarios driven by the changes in the macroeconomic environment.

In addition, the interrelationship between these elements is also subject to a high degree of judgment which can also have a significant impact on the level of ECL recognized.

We continue to operate in an uncertain macroeconomic environment. There is inherent uncertainty in forecasting forward-looking information and estimating the impact that the macroeconomic environment, including the level and duration of tariffs between the U.S., Canada and other major trading partners, the impact that tariffs may have on economic growth and inflation in Canada and the U.S. and fiscal and monetary policies that may be enacted in response to tariffs, as well as geopolitical events, will have on the level of ECL allowance and period-over-period volatility of the provision for credit losses. As a result, a heightened level of judgment in estimating ECLs in respect of all these elements, as discussed below, continued to be required.

**Determining when a significant increase in credit risk has occurred**

The determination of whether a loan has experienced a SICR has a significant impact on the level of ECL allowance as loans that are in stage 1 are measured at 12-month ECL, while loans in stage 2 are measured at lifetime ECL. Migration of loans between stage 1 and stage 2 can cause significant volatility in the amount of the recognized ECL allowances and the provision for credit losses in a particular period.

 For the majority of our retail loan portfolios, we determine a SICR based on relative changes in the loan's lifetime PD since its initial recognition. The PDs used for this purpose are the expected value of our upside, downside and base case lifetime PDs. Significant judgment is involved in determining the upside, downside and base case lifetime PDs through the incorporation of forward-looking information into long-run PDs, in determining the probability weightings of the scenarios, and in determining the relative changes in PDs that are indicative of a SICR for our various retail products. Increases in the expected PDs or decreases in the thresholds for changes in PDs that are indicative of a SICR can cause significant migration of loans from stage 1 to stage 2, which in turn can cause a significant increase in the amount of ECL allowances recognized. In contrast, decreases in the expected PDs or increases in the thresholds for changes in PDs that are indicative of a SICR can cause significant migration of loans from stage 2 to stage 1.

 For the majority of our business and government loan portfolios, we determine a SICR based on relative changes in internal risk ratings since initial recognition. Significant judgment is involved in the determination of the internal risk ratings. Deterioration or improvement in the risk ratings or adjustments to the risk rating downgrade thresholds used to determine a SICR can cause significant migration of loans and securities between stage 1 and stage 2, which in turn can have a significant impact on the amount of ECL allowances recognized.

 While potentially significant to the level of ECL allowances recognized, the thresholds for changes in PDs that are indicative of a SICR for our retail portfolios and the risk rating downgrade thresholds used to determine a SICR for our business and government loan portfolios are not expected to change frequently.

 Loans for which repayment of principal or payment of interest is contractually 30 days or more in arrears and all business and government loans that have migrated to the watch list risk rating are normally automatically migrated to stage 2 from stage 1.

 As at October 31, 2025, if the ECL for the stage 2 performing loans were measured using stage 1 ECL as opposed to lifetime ECL, the ECLs would be $938 million lower than the total recognized IFRS 9 ECL on performing loans (2024: $854 million).

**Measuring both 12-month and lifetime expected credit losses**

Our ECL models leverage the data, systems and processes that are used to calculate Basel expected loss regulatory adjustments for the portion of our retail and business and government portfolios under the internal ratings-based (IRB) approach. Significant judgment is applied in leveraging the data and modelling techniques used to calculate Basel risk parameters to meet IFRS 9 requirements, including the conversion of through-the-cycle estimates to the point-in-time parameters used under IFRS 9 that consider forward-looking information. For standardized retail and business and government portfolios, available long-run PDs, LGDs and EADs are also converted to point-in-time parameters through the incorporation of forward-looking information for the purpose of measuring ECL under IFRS 9.

 Significant judgment is involved in determining which forward-looking information variables are relevant for particular portfolios and in determining the extent by which through-the-cycle parameters should be adjusted for forward-looking information to determine point-in-time parameters. While changes in the set of forward-looking information variables used to convert through-the-cycle PDs, LGDs and EADs into point-in-time parameters can either increase or decrease ECL allowances in a particular period, changes to the mapping of forward-looking information variables to particular portfolios are expected to be infrequent. However, changes in the particular forward-looking information parameters used to quantify point-in-time parameters will be frequent as our forecasts are updated on a quarterly basis. Increases in the level of pessimism in the forward-looking information variables will cause increases in ECL, while increases in the level of optimism in the forward-looking information variables will cause decreases in ECL. These increases and decreases could be significant in any particular period and will start to occur in the period where our outlook of the future changes.

 With respect to the lifetime of a financial instrument, the maximum period considered when measuring ECL is the maximum contractual period over which we are exposed to credit risk. For revolving facilities, such as credit cards, the lifetime of a credit card account is the expected behavioural life. Significant judgment is involved in the estimate of the expected behavioural life. Increases in the expected behavioural life will increase the amount of ECL allowances, in particular for revolving loans in stage 2.

**Forecasting forward-looking information for multiple scenarios and determining the probability weighting of the scenarios**

As indicated above, forward-looking information is incorporated into both our assessment of whether a financial asset has experienced a SICR since its initial recognition and in our estimate of ECL. From analysis of historical data, our risk management function has identified and reflected in our ECL allowance those relevant forward-looking information variables that contribute to credit risk and losses within our retail and business and government loan portfolios. Within our retail loan portfolio, key forward-looking information variables include Canadian unemployment rates, housing prices, gross domestic product (GDP) growth and household debt service ratios. In many cases these variables are forecasted at the provincial level. Housing prices are forecasted at the municipal level and the national level. Within our business and government loan portfolio, key drivers that impact the credit performance of the entire portfolio include GDP growth and BBB corporate bond yields, while forward-looking information variables such as Canadian and U.S. commercial real estate price indices and oil prices are significant for certain portfolios, and U.S. unemployment rates and U.S. GDP growth are significant for our U.S. portfolios.

For the majority of our loan portfolios, our forecast of forward-looking information variables is established from a "base case" or most likely scenario that is used internally by management for planning and forecasting purposes. For most of the forward-looking information variables related to our Canadian businesses, we have forecast scenarios by province. In forming the base case scenario, we consider the forecasts of international organizations and monetary authorities such as the Organisation for Economic Co-operation and Development (OECD), the International Monetary Fund, and the Bank of Canada, as well as private sector economists. We then derive reasonably possible "upside case" and "downside case" scenarios using external forecasts that are above and below our base case and the application of management judgment. A probability weighting is assigned to our base case, upside case and downside case scenarios based on management judgment.

The forecasting process is overseen by a governance committee consisting of internal stakeholders from across our bank including Risk Management, Economics, Finance and the impacted SBUs and involves a significant amount of judgment both in determining the forward-looking information forecasts for our various scenarios and in determining the probability weighting assigned to the scenarios. In general, a worsening of our outlook on forecasted forward-looking information for each scenario, an increase in the probability of the downside case scenario occurring, or a decrease in the probability of the upside case scenario occurring will increase the number of loans migrating from stage 1 to stage 2 and increase the estimated ECL allowance. In contrast, an improvement in our outlook on forecasted forward-looking information, an increase in the probability of the upside case scenario occurring, or a decrease in the probability of the downside case scenario occurring will have the opposite impact. It is not possible to meaningfully isolate the impact of changes in the various forward-looking information variables for a particular scenario because of both the interrelationship between the variables and the interrelationship between the level of pessimism inherent in a particular scenario and its probability of occurring.

The forecasting of forward-looking information and the determination of scenario weightings continued to require a heightened application of judgment in a number of areas as our forecast reflects numerous assumptions and uncertainties inherent in the current macroeconomic environment.

The following table provides the base case, upside case and downside case scenario forecasts for select forward-looking information variables used to estimate our ECL.

| | Base case | | Upside case | | Downside case | |
|---|---|---|---|---|---|---|
| As at October 31, 2025 | Average value over the next 12 months | Average value over the remaining forecast period [1] | Average value over the next 12 months | Average value over the remaining forecast period [1] | Average value over the next 12 months | Average value over the remaining forecast period [1] |
| **Real GDP year-over-year growth** | | | | | | |
| Canada [2] | 1.1 % | 2.0 % | 1.7 % | 2.4 % | (0.4)% | 1.1 % |
| United States | 2.0 % | 1.8 % | 2.8 % | 2.8 % | 0.7 % | 1.0 % |
| **Unemployment rate** | | | | | | |
| Canada [2] | 6.8 % | 6.1 % | 6.4 % | 5.5 % | 7.4 % | 7.0 % |
| United States | 4.4 % | 4.1 % | 3.9 % | 3.5 % | 5.0 % | 4.6 % |
| **Canadian Housing Price Index growth** [2] | 0.8 % | 2.7 % | 3.9 % | 4.7 % | (3.7)% | (0.5)% |
| **Canadian household debt service ratio** | 14.6 % | 14.7 % | 14.3 % | 14.4 % | 15.2 % | 15.6 % |
| **West Texas Intermediate Oil Price (US$)** | $ 70 | $ 67 | $ 74 | $ 83 | $ 54 | $ 58 |
| | | | | | | |
| As at October 31, 2024 | | | | | | |
| Real GDP year-over-year growth | | | | | | |
| Canada [2] | 1.6 % | 2.3 % | 2.5 % | 2.7 % | 0.4 % | 1.4 % |
| United States | 2.0 % | 2.0 % | 3.0 % | 2.9 % | 0.7 % | 0.9 % |
| Unemployment rate | | | | | | |
| Canada [2] | 6.6 % | 5.9 % | 5.7 % | 5.2 % | 7.2 % | 6.8 % |
| United States | 4.5 % | 4.0 % | 3.7 % | 3.3 % | 5.1 % | 4.7 % |
| Canadian Housing Price Index growth [2] | 2.6 % | 2.5 % | 7.1 % | 4.0 % | (2.3)% | 0.9 % |
| Canadian household debt service ratio | 14.8 % | 14.8 % | 14.4 % | 14.7 % | 15.3 % | 15.2 % |
| West Texas Intermediate Oil Price (US$) | $ 78 | $ 74 | $ 88 | $ 100 | $ 60 | $ 61 |

(1) The remaining forecast period is generally four years.
(2) In our ECL calculation process, Canadian Real GDP year-over-year growth and Canadian unemployment rate are forecasted at the provincial level while Canadian Housing Price Index growth is forecasted at the municipal level. As a result, the forecasts for individual provinces or municipalities reflected in our ECL will differ from the national forecasts presented above.

As required, the forward-looking information used to estimate ECLs reflects our expectations as at October 31, 2025 and October 31, 2024, respectively, and does not reflect changes in expectations that may have subsequently arisen. The base case, upside case and downside case amounts shown represent the average value of the forecasts over the respective projection horizons.

Our underlying base case projection as at October 31, 2025 continues to be characterized by slow real GDP growth and elevated unemployment rates in Canada, and slightly stronger growth in the U.S. in the near term. Compared to October 31, 2024, our base case projections for Canada and the U.S. reflect the negative impact from tariffs and trade uncertainty in the near term, and the partial easing of tariffs in 2026, but not to levels that existed prior to the announcements of the new U.S. administration. Our base case also assumes that interest rates will hold at current levels through 2026, and remain at higher than pre-pandemic levels.

Our downside case forecast as at October 31, 2025 assumes a recession in the near term and slower growth thereafter in Canada due to increasing economic uncertainty. Our downside case forecast as at October 31, 2025 is consistent with a more pronounced and longer lasting trade dispute between Canada and the U.S., including higher unemployment rates in Canada and lower business capital and consumer spending. The downside case forecast for the U.S. assumes slow growth for the near term and reflects slower recoveries thereafter to lower levels of sustained economic activity and persistently higher unemployment rates. The upside scenario continues to reflect a better economic environment than the base case forecast.

As indicated above, forecasting forward-looking information for multiple scenarios and determining the probability weighting of the scenarios involves a high degree of management judgment.

If we were to only use our base case scenario for the measurement of ECL for our performing loans, our ECL allowance would be $420 million lower than the recognized ECL as at October 31, 2025 (2024: $246 million). If we were to only use our downside case scenario for the measurement of ECL for our performing loans, our ECL allowance would be $853 million higher than the recognized ECL as at October 31, 2025 (2024: $737 million). This sensitivity is isolated to the measurement of ECL and therefore did not consider changes in the migration of exposures between stage 1 and stage 2 from the determination of the SICR that would have resulted in a 100% base case scenario or a 100% downside case scenario. As a result, our

ECL allowance on performing loans could exceed the amount implied by the 100% downside case scenario from the migration of additional exposures from stage 1 to stage 2. Actual credit losses could differ materially from those reflected in our estimates.

**Use of management overlays**
Management overlays to ECL allowance estimates are adjustments which we use in circumstances where we judge that our existing inputs, assumptions and model techniques do not capture all relevant risk factors. The emergence of new macroeconomic or geopolitical events, along with expected changes to parameters, models or data that are not incorporated in our current parameters, internal risk rating migrations, or forward-looking information are examples of such circumstances. To address the significant uncertainties inherent in the current environment, we utilize management overlays with respect to the impact of certain forward-looking information and credit metrics that are not expected to be as indicative of the credit condition of the portfolios as the historical experience in our models would have otherwise suggested. The use of management overlays requires the application of significant judgment that impacts the amount of ECL allowances recognized. Actual credit losses could differ materially from those reflected in our estimates.

The following tables provide the gross carrying amount of loans, and the contractual amounts of undrawn credit facilities and other off-balance sheet exposures based on our risk management PD bands for retail exposures, and based on our internal risk ratings for business and government exposures. Refer to the "Credit risk" section of the MD&A for details on the CIBC risk categories.

## Loans[1]

| $ millions, as at October 31 | | | 2025 | | | | | 2024 |
|---|---|---|---|---|---|---|---|---|
| | Stage 1 | Stage 2 | Stage 3 [2][3] | Total | Stage 1 | Stage 2 | Stage 3 [2][3] | Total |
| **Residential mortgages** | | | | | | | | |
| – Exceptionally low | $ 171,983 | $ 227 | $ – | $ 172,210 | $ 160,515 | $ 6,130 | $ – | $ 166,645 |
| – Very low | 85,628 | 1,171 | – | 86,799 | 81,198 | 5,926 | – | 87,124 |
| – Low | 10,987 | 2,749 | – | 13,736 | 10,329 | 3,638 | – | 13,967 |
| – Medium | 1,041 | 7,071 | – | 8,112 | 851 | 6,534 | – | 7,385 |
| – High | 11 | 1,859 | – | 1,870 | 7 | 1,561 | – | 1,568 |
| – Default | – | – | 1,097 | 1,097 | – | – | 790 | 790 |
| – Not rated | 2,808 | 183 | 218 | 3,209 | 2,757 | 232 | 204 | 3,193 |
| Gross residential mortgages [4][5] | 272,458 | 13,260 | 1,315 | 287,033 | 255,657 | 24,021 | 994 | 280,672 |
| ECL allowance | 100 | 168 | 306 | 574 | 89 | 126 | 234 | 449 |
| Net residential mortgages | 272,358 | 13,092 | 1,009 | 286,459 | 255,568 | 23,895 | 760 | 280,223 |
| **Personal** | | | | | | | | |
| – Exceptionally low | 18,316 | 136 | – | 18,452 | 16,689 | 83 | – | 16,772 |
| – Very low | 10,794 | 324 | – | 11,118 | 9,685 | 12 | – | 9,697 |
| – Low | 6,404 | 2,104 | – | 8,508 | 10,498 | 1,374 | – | 11,872 |
| – Medium | 4,502 | 2,506 | – | 7,008 | 3,848 | 1,822 | – | 5,670 |
| – High | 759 | 922 | – | 1,681 | 465 | 1,102 | – | 1,567 |
| – Default | – | – | 253 | 253 | – | – | 260 | 260 |
| – Not rated | 779 | 30 | 37 | 846 | 782 | 29 | 32 | 843 |
| Gross personal [5] | 41,554 | 6,022 | 290 | 47,866 | 41,967 | 4,422 | 292 | 46,681 |
| ECL allowance | 222 | 749 | 185 | 1,156 | 221 | 531 | 190 | 942 |
| Net personal | 41,332 | 5,273 | 105 | 46,710 | 41,746 | 3,891 | 102 | 45,739 |
| **Credit card** | | | | | | | | |
| – Exceptionally low | 7,117 | – | – | 7,117 | 7,185 | – | – | 7,185 |
| – Very low | 443 | – | – | 443 | 502 | – | – | 502 |
| – Low | 6,727 | 380 | – | 7,107 | 6,800 | 4 | – | 6,804 |
| – Medium | 5,008 | 1,116 | – | 6,124 | 3,853 | 1,512 | – | 5,365 |
| – High | 6 | 594 | – | 600 | 2 | 522 | – | 524 |
| – Default | – | – | – | – | – | – | – | – |
| – Not rated | 184 | 6 | – | 190 | 165 | 6 | – | 171 |
| Gross credit card | 19,485 | 2,096 | – | 21,581 | 18,507 | 2,044 | – | 20,551 |
| ECL allowance | 302 | 640 | – | 942 | 279 | 623 | – | 902 |
| Net credit card | 19,183 | 1,456 | – | 20,639 | 18,228 | 1,421 | – | 19,649 |
| **Business and government** | | | | | | | | |
| – Investment grade | 119,315 | 875 | – | 120,190 | 101,809 | 722 | – | 102,531 |
| – Non-investment grade | 102,145 | 8,807 | – | 110,952 | 97,131 | 9,000 | – | 106,131 |
| – Watch list | 61 | 3,901 | – | 3,962 | 25 | 3,745 | – | 3,770 |
| – Default | – | – | 2,031 | 2,031 | – | – | 1,628 | 1,628 |
| – Not rated | 269 | 12 | – | 281 | 230 | 15 | – | 245 |
| Gross business and government [4][6] | 221,790 | 13,595 | 2,031 | 237,416 | 199,195 | 13,482 | 1,628 | 214,305 |
| ECL allowance | 359 | 870 | 491 | 1,720 | 211 | 1,021 | 392 | 1,624 |
| Net business and government | 221,431 | 12,725 | 1,540 | 235,696 | 198,984 | 12,461 | 1,236 | 212,681 |
| **Total net amount of loans** | $ 554,304 | $ 32,546 | $ 2,654 | $ 589,504 | $ 514,526 | $ 41,668 | $ 2,098 | $ 558,292 |

(1) The table excludes debt securities measured at FVOCI, for which ECL allowances of $23 million (2024: $19 million) were recognized in AOCI. In addition, the table excludes debt securities classified at amortized cost, for which ECL allowances of $52 million were recognized as at October 31, 2025 (2024: $17 million). Other financial assets classified at amortized cost were also excluded from the table above as their ECL allowances were immaterial as at October 31, 2025 and October 31, 2024. Financial assets other than loans that are classified as amortized cost are presented on our consolidated balance sheet net of ECL allowances.
(2) Excludes foreclosed assets of $2 million (2024: $8 million), which were included in Other assets on our consolidated balance sheet.
(3) As at October 31, 2025, 92% (2024: 93%) of stage 3 impaired loans were either fully or partially collateralized.
(4) Includes $3 million (2024: $3 million) of residential mortgages and $560 million (2024: $221 million) of business and government loans that are measured and designated at FVTPL.
(5) The internal risk rating grades presented for residential mortgages and certain personal loans do not take into account loan guarantees or insurance issued by the Canadian government (federal or provincial), Canadian government agencies, or private insurers, as the determination of whether a SICR has occurred for these loans is based on relative changes in the loans' lifetime PD without considering collateral or other credit enhancements.
(6) Includes customers' liability under acceptances of $10 million (2024: $6 million).

**Undrawn credit facilities and other off-balance sheet exposures**

| $ millions, as at October 31 | 2025 | | | | 2024 | | | |
|---|---|---|---|---|---|---|---|---|
| | Stage 1 | Stage 2 | Stage 3 | Total | Stage 1 | Stage 2 | Stage 3 | Total |
| **Retail** | | | | | | | | |
| – Exceptionally low | $ 176,040 | $ 190 | $ – | $ 176,230 | $ 164,577 | $ 117 | $ – | $ 164,694 |
| – Very low | 14,237 | 572 | – | 14,809 | 15,112 | 4 | – | 15,116 |
| – Low | 14,867 | 1,705 | – | 16,572 | 14,988 | 984 | – | 15,972 |
| – Medium | 2,449 | 1,508 | – | 3,957 | 2,263 | 1,280 | – | 3,543 |
| – High | 545 | 422 | – | 967 | 325 | 539 | – | 864 |
| – Default | – | – | 46 | 46 | – | – | 43 | 43 |
| – Not rated | 620 | 8 | – | 628 | 565 | 9 | – | 574 |
| Gross retail | 208,758 | 4,405 | 46 | 213,209 | 197,830 | 2,933 | 43 | 200,806 |
| ECL allowance | 54 | 131 | – | 185 | 42 | 52 | – | 94 |
| Net retail | 208,704 | 4,274 | 46 | 213,024 | 197,788 | 2,881 | 43 | 200,712 |
| **Business and government** | | | | | | | | |
| – Investment grade | 179,496 | 579 | – | 180,075 | 156,560 | 571 | – | 157,131 |
| – Non-investment grade | 79,909 | 2,659 | – | 82,568 | 66,788 | 3,018 | – | 69,806 |
| – Watch list | 57 | 1,046 | – | 1,103 | 28 | 878 | – | 906 |
| – Default | – | – | 217 | 217 | – | – | 123 | 123 |
| – Not rated | 947 | 42 | – | 989 | 1,117 | 91 | – | 1,208 |
| Gross business and government | 260,409 | 4,326 | 217 | 264,952 | 224,493 | 4,558 | 123 | 229,174 |
| ECL allowance | 93 | 62 | 7 | 162 | 54 | 40 | 9 | 103 |
| Net business and government | 260,316 | 4,264 | 210 | 264,790 | 224,439 | 4,518 | 114 | 229,071 |
| Total net undrawn credit facilities and other off-balance sheet exposures | $ 469,020 | $ 8,538 | $ 256 | $ 477,814 | $ 422,227 | $ 7,399 | $ 157 | $ 429,783 |

### Modified financial assets

As part of CIBC's usual lending business, from time to time we may modify the contractual terms of loans classified as stage 2 and stage 3 for which the borrower has experienced financial difficulties, through the granting of a concession in the form of below-market rates or terms that we would not otherwise have considered.

During the year ended October 31, 2025, loans classified as stage 2 or stage 3 with an amortized cost of $309 million (2024: $655 million) before modification were modified through the granting of a financial concession in response to the borrower having experienced financial difficulties. In addition, the gross carrying amount of previously modified stage 2 or stage 3 loans that have returned to stage 1 during the year ended October 31, 2025 was $327 million (2024: $274 million).

## Note 6 | Structured entities and derecognition of financial assets

### Structured entities

SEs are entities that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. SEs are entities that are created to accomplish a narrow and well-defined objective. CIBC is involved with various types of SEs for which the business activities include securitization of financial assets, asset-backed financings, and asset management.

We consolidate a SE when the substance of the relationship indicates that we control the SE.

**Consolidated structured entities**
We consolidate the following SEs:

*Credit card securitization trust*
We sell ownership interests in a revolving pool of credit card receivables generated under certain credit card accounts to Cards II Trust (Cards II), which purchases a proportionate share of credit card receivables on certain credit card accounts, with the proceeds received from the issuance of notes. We consolidate this trust because we have the power to direct the relevant activities and have exposure to substantially all the variability of returns from the excess spread (the deferred purchase price) that we receive over time.

Our credit card securitizations are revolving securitizations, with credit card receivable balances fluctuating from month to month as credit card clients repay their balances and new receivables are generated, or additional credit cards are added to the pool.

The notes are presented as Secured borrowings within Deposits on the consolidated balance sheet.

As at October 31, 2025, Cards II held $5.4 billion of credit card receivable assets and other eligible assets of $1.1 billion with an aggregated fair value of $6.5 billion (2024: $7.3 billion with a fair value of $7.3 billion), which supported $2.5 billion of associated funding liabilities with a fair value of $2.5 billion (2024: $4.3 billion with a fair value of $4.4 billion).

*HELOC securitization trust*
We sell co-ownership interests in a pool of home equity line of credit and loans (HELOC) to HELOCS Trust, which purchases the co-ownership interests in these receivables using proceeds received from issuance of notes. The noteholders have recourse limited to the co-ownership interests in the underlying pool of receivables.

We consolidate this trust as we have the power to direct the relevant activities of this trust and have exposure to substantially all the variability of returns through our retained interest.

The balances may fluctuate as clients repay their balances, draw upon their HELOC, or additional HELOCs are added to the pool.

The notes are presented as Secured borrowings within Deposits on the consolidated balance sheet. As at October 31, 2025, HELOCS Trust held $3.3 billion of HELOCs included in Personal loans with an aggregated fair value of $3.3 billion (2024: $520 million with a fair value of $520 million), which supported $500 million of associated funding liabilities with a fair value of $514 million (2024: $500 million with a fair value of $512 million).

*Covered bond guarantor*

Under the Legislative Covered Bond Programme, we transfer a pool of conventional uninsured mortgages to the CIBC Covered Bond (Legislative) Guarantor Limited Partnership (the Guarantor LP). The Guarantor LP holds interest and title to these transferred mortgages and serves to guarantee payment of principal and interest to bondholders. The covered bond liabilities are on-balance sheet obligations that are fully collateralized by the mortgage assets over which bondholders enjoy a priority claim in the event of CIBC's insolvency. We consolidate this entity because we have the ability to direct the relevant activities and retain substantially all of the variability of returns on the underlying mortgages. As at October 31, 2025, our Legislative Covered Bond Programme had outstanding covered bond liabilities of $48.3 billion with a fair value of $48.5 billion (2024: $36.7 billion with a fair value of $36.8 billion).

*Multi-seller conduit*

We sponsor a consolidated multi-seller conduit in Canada that acquires direct or indirect ownership or security interests in pools of financial assets from clients and finance the acquisitions by issuing ABS and asset-backed commercial paper (ABCP). The sellers to the conduit continue to service the assets and are exposed to credit losses realized on these assets through the provision of credit enhancements. We hold all of the outstanding ABS and ABCP. As at October 31, 2025, $836 million of financial assets held by the conduit were included in Securities (2024: $894 million), of which $392 million are measured at FVTPL (2024: $84 million) and $444 million at amortized cost (2024: $810 million), and $1,224 million were included in Loans (2024: $677 million) on our consolidated balance sheet. These financial assets are related to third-party SEs and are included in the non-consolidated SEs table below.

*CIBC-managed investment funds*

We establish and manage investment funds such as mutual funds and pooled funds. We act as an investment manager and earn market-based management fees and, for certain pooled funds, performance fees which are generally based on the performance of the funds. Seed capital is provided from time to time to CIBC-managed investment funds for initial launch. We consolidate those investment funds in which we have power to direct the relevant activities of the funds and in which our seed capital, or our units held, is significant relative to the total variability of returns of the funds such that we are deemed to be a principal rather than an agent. As at October 31, 2025, the total assets and non-controlling interests in consolidated CIBC-managed investment funds were $149 million and $69 million, respectively (2024: $141 million and $44 million, respectively). Non-controlling interests in consolidated CIBC-managed investment funds are included in Other liabilities as the investment fund units are mandatorily redeemable at the option of the investor.

*Community-based tax-advantaged investments*

We sponsor certain SEs that invest in community development projects in the U.S. through the issuance of below-market loans that generate a return primarily through the realization of tax credits. As at October 31, 2025, the program had outstanding loans of $147 million (2024: $132 million). We consolidate these entities because we have the ability to direct the relevant activities and retain substantially all of the variability of returns on the underlying loans.

**Non-consolidated structured entities**

The following SEs are not consolidated by CIBC because we do not have control over these SEs:

*Single-seller and multi-seller conduits*

We manage and administer a single-seller conduit and several CIBC-sponsored multi-seller conduits in Canada and the U.S. The multi-seller conduits acquire direct or indirect ownership or security interests in pools of financial assets from our clients and finance the acquisitions by issuing ABCP to investors. The single-seller conduit acquires financial assets and finances these acquisitions through a credit facility provided by a syndicate of financial institutions. The sellers to the conduits may continue to service the assets. The sellers and/or third-party providers are exposed to credit losses realized on these assets, through the provision of over-collateralization or another form of credit enhancement. As at October 31, 2025, the total assets in the single-seller conduit and multi-seller conduits amounted to $0.7 billion and $22.8 billion, respectively (2024: $0.6 billion and $16.9 billion, respectively).

We provide the multi-seller conduits with commercial paper backstop liquidity facilities. We may also provide securities distribution to multi-seller conduits, and to both the single and multi-seller conduits with accounting, cash management, and operations services. The liquidity facilities for the managed and administered multi-seller conduits require us to provide funding for ABCP not placed with external investors. We also may purchase ABCP issued by the multi-seller conduits for market-making purposes and, in respect of our U.S. ABCP conduits, hold some of the ABCP for voluntary risk retention purposes.

We are required to maintain certain short-term and/or long-term debt ratings with respect to the liquidity facilities that we provide to the sponsored multi-seller conduits in Canada. If we are downgraded below the level specified under the terms of those facilities, we must provide alternative satisfactory liquidity arrangements, such as procuring an alternative liquidity provider that meets the minimum rating requirements.

We may also act as the counterparty to derivative contracts entered into by a multi-seller conduit in order to mitigate the interest rate, basis, and currency risk within the conduit.

All fees earned in respect of activities with the conduits are on a market basis.

*Third-party structured vehicles*

We have investments in and provide loans, liquidity and credit facilities to third-party SEs. We also have investments in limited partnerships in which we generally are a passive investor of the limited partnerships as a limited partner, and in some cases, we are the co-general partner and have significant influence over the limited partnerships. Similar to other limited partners, we are obligated to provide funding up to our commitment level to these limited partnerships.

*Loan financing*

We provide interim financing for the purpose of future securitization and term senior financing to third-party SEs. The SE is established by a third-party investor, who provides the initial investment into the SE (the equity investors). The senior financing enables the SE to purchase a loan portfolio at the direction of a collateral manager during the warehousing phase of the securitization. The senior lenders are repaid by proceeds from the issuance of debt securities to investors when the deal closes or by the cash flows from the repayment of the underlying assets held by the SE or alternative financing obtained by the investor from third-party lenders.

*Community Reinvestment Act investments*

We hold debt and equity investments in limited liability entities to further our U.S. *Community Reinvestment Act* initiatives with a carrying value of $762 million (2024: $715 million). These entities invest in qualifying community development projects, including affordable housing projects that generate a return primarily by the realization of tax credits. Similar to other limited investors in these entities, we are obligated to provide funding up to our commitment level to these limited liability entities. As at October 31, 2025, the total assets of these limited liability entities were $11.2 billion (2024: $10.1 billion).

*CIBC-managed investment funds*

As indicated above, we establish investment funds, including mutual funds and pooled funds, to provide clients with investment opportunities and we may receive management fees and performance fees. We may hold insignificant amounts of fund units in these CIBC-managed funds. We do not consolidate these funds if we do not have significant variability of returns from our interests in these funds such that we are deemed to be an agent through our capacity as the investment manager, rather than a principal. We do not guarantee the performance of CIBC-managed investment funds. As at October 31, 2025, the total AUM in the non-consolidated CIBC-managed investment funds amounted to $191.5 billion (2024: $165.1 billion).

*Capital vehicles*

We purchase credit protection from capital vehicles on certain referenced loan assets, which issue guarantee-linked notes held only by third-party investors. We do not consolidate the capital vehicles and the underlying loan assets remain on the consolidated balance sheet.

Our on-balance sheet amounts and maximum exposure to loss related to SEs that are not consolidated are set out in the table below. The maximum exposure comprises the carrying value of unhedged investments, the notional amounts for liquidity and credit facilities, and the notional amounts less accumulated fair value losses for unhedged written credit derivatives on SE reference assets. The impact of CVA is not considered in the table below.

| $ millions, as at October 31, 2025 | Single-seller and multi-seller conduits | Third-party structured vehicles | Loan financing | Other [1] |
|---|---|---|---|---|
| **On-balance sheet assets at carrying value** [2] | | | | |
| **Cash and non-interest-bearing deposits with banks** | $ – | $ – | $ – | $ 943 |
| **Securities** | 592 | 6,022 | – | 791 |
| **Loans** | 135 | 1,676 | 19,341 | 303 |
| **Investments in equity-accounted associates and joint ventures** | – | 51 | – | 1 |
| **Total** | $ 727 | $ 7,749 | $ 19,341 | $ 2,038 |
| October 31, 2024 | $ 377 | $ 4,977 | $ 10,640 | $ 1,795 |
| **On-balance sheet liabilities at carrying value** [2] | | | | |
| **Deposits** | $ – | $ – | $ – | $ 948 |
| **Derivatives** [3] | – | – | – | 41 |
| **Other** | – | – | – | 267 |
| **Total** | $ – | $ – | $ – | $ 1,256 |
| October 31, 2024 | $ – | $ – | $ – | $ 1,050 |
| **Maximum exposure to loss, net of hedges** | | | | |
| **Investments and loans** | $ 727 | $ 7,749 | $ 19,341 | $ 1,095 |
| **Notional of written derivatives, less fair value losses** | – | – | – | 18 |
| **Liquidity, credit facilities and commitments** | 22,197 [4] | 2,065 | 10,428 | 201 |
| **Less: hedges of investments, loans and written derivatives exposure** | – | – | – | (18) |
| **Total** | $ 22,924 | $ 9,814 | $ 29,769 | $ 1,296 |
| October 31, 2024 | $ 17,014 | $ 6,630 | $ 19,166 | $ 1,323 |

(1) Includes *Community Reinvestment Act*-related investment vehicles, CIBC-managed investment funds, capital vehicles and third-party structured vehicles related to structured credit run-off.
(2) Excludes SEs established by CMHC, Fannie Mae, Freddie Mac, Ginnie Mae, FHLB, Federal Farm Credit Bank, and Student Loan Marketing Association.
(3) Comprises written credit default swaps (CDS) and total return swaps (TRS) under which we assume exposures. Excludes foreign exchange derivatives, interest rate derivatives and other derivatives provided as part of normal client facilitation.
(4) Excludes an additional $8.4 billion (2024: $6.2 billion) relating to our backstop liquidity facilities provided to the multi-seller conduits as part of their commitment to fund purchases of additional assets. Also excludes $592 million (2024: $276 million) of our direct investments in the multi-seller conduits which we consider investment exposure.

We also hold investments in a variety of third-party investment funds, which include, but are not limited to, exchange-traded funds, mutual funds, and investment trusts. We buy and sell units of these investment funds as part of trading activities or client facilitation businesses that are managed as part of larger portfolios. We generally are a passive investor and are not the investment manager in any of these investment funds. We are not the sponsor of any third-party investment funds, nor do we have the power over key decision-making activities of the funds. Our maximum exposure to loss from our investments is limited to the carrying amounts of our investments and any unutilized commitment we have provided to these funds. In addition, we issue certain structured notes and enter into equity derivatives that are referenced to the return of certain investment funds. Accordingly, we do not include our interests in these third-party investment funds in the table above.

**Financial support provided to structured entities**

During the years ended October 31, 2025 and 2024, we have not provided any financial or non-financial support to any consolidated or unconsolidated structured entities when we were not contractually obligated to do so. Furthermore, we have no intention to provide such support in the future.

## Derecognition of financial assets

We enter into transactions in the normal course of business in which we transfer recognized financial assets directly to third parties, but retain substantially all of the risks and rewards of those assets. The risks include credit, interest rate, foreign exchange, prepayment and other price risks whereas the rewards include income streams associated with the assets. Due to the retention of risks, the transferred financial assets are not derecognized and such transfers are accounted for as secured borrowing transactions.

The majority of our financial assets transferred to non-consolidated entities that do not qualify for derecognition are: (i) residential mortgage loans under securitization transactions; (ii) securities held by counterparties as collateral under repurchase agreements; and (iii) securities lent under securities lending agreements.

**Residential mortgage securitizations**

We securitize fully insured fixed- and variable-rate residential mortgage pools through the creation of *National Housing Act* (NHA) MBS under the NHA MBS Program, sponsored by CMHC. Under the Canada Mortgage Bond Program, sponsored by CMHC, we sell MBS to a government-sponsored securitization trust that issues securities to investors. We do not consolidate the securitization trust. We may act as a counterparty in interest rate swap agreements where we pay the trust the interest due to investors and receive the interest on the MBS. We have also sold MBS directly to CMHC under the Government of Canada's Insured Mortgage Purchase Program.

The sale of mortgage pools that comprise the NHA MBS does not qualify for derecognition as we retain prepayment, credit, and interest rate risks associated with the mortgages, which represent substantially all the risks and rewards. As a result, the mortgages remain on our consolidated balance sheet and are carried at amortized cost. We also recognize the cash proceeds from the securitization as Deposits – Secured borrowings.

The sale of certain purchased mortgage pools that comprise the NHA MBS qualify for derecognition as we have transferred substantially all the risk and rewards associated with the mortgages. During the year ended October 31, 2025, we transferred loans that qualified for derecognition, where a net gain of $17 million (2024: nil) was realized and included in the consolidated statement of income. As at October 31, 2025, we retain residual interests associated with the transferred loans representing our continuing involvement, with a carrying value of $199 million included in Other assets (2024: nil).

**Securities held by counterparties as collateral under repurchase agreements**

We enter into arrangements whereby we sell securities but enter into simultaneous arrangements to repurchase the securities at a fixed price on a future date, thereby retaining substantially all the risks and rewards. As a result, the securities remain on our consolidated balance sheet.

**Securities lent for cash collateral or for securities collateral**

We enter into arrangements whereby we lend securities but with arrangements to receive the securities at a future date, thereby retaining substantially all the risks and rewards. As a result, the securities remain on our consolidated balance sheet.

The following table provides the carrying amount and fair value of transferred financial assets that did not qualify for derecognition and the associated financial liabilities:

| $ millions, as at October 31 | 2025 Carrying amount | 2025 Fair value | 2024 Carrying amount | 2024 Fair value |
|---|---|---|---|---|
| Residential mortgage securitizations [1] | $ 14,368 | $ 14,426 | $ 14,612 | $ 14,598 |
| Securities held by counterparties as collateral under repurchase agreements [2] | 104,799 | 104,799 | 72,433 | 72,433 |
| Securities lent for cash collateral [2] | 1,507 | 1,507 | 2,637 | 2,637 |
| Securities lent for securities collateral [2] | 21,420 | 21,420 | 21,712 | 21,712 |
| Transferred financial assets | $ 142,094 | $ 142,152 | $ 111,394 | $ 111,380 |
| Associated liabilities [3] | $ 142,478 | $ 142,443 | $ 111,704 | $ 111,655 |

(1) Consists mainly of Canadian residential mortgage loans transferred to Canada Housing Trust. Certain cash in transit balances related to the securitization process amounting to $470 million (2024: $410 million) have been applied to reduce these balances.
(2) Does not include over-collateralization of assets pledged. Repurchase and securities lending arrangements are conducted with both CIBC-owned and third-party assets on a pooled basis. The carrying amounts represent an estimated allocation related to the transfer of our own financial assets.
(3) Includes the obligation to return off-balance sheet securities collateral on securities lent and fair value hedge basis adjustments.

## Note 7 | Property and equipment

| $ millions, as at or for the year ended October 31 | Right-of-use assets | Land and buildings [1] | Computer equipment | Office furniture, equipment and other [1] | Leasehold improvements [1] | Total |
|---|---|---|---|---|---|---|
| **2025 Cost** | | | | | | |
| **Balance at beginning of year** | $ 2,933 | $ 831 | $ 1,087 | $ 956 | $ 1,670 | $ 7,477 |
| Additions [2] | 236 | 46 | 68 | 134 | 200 | 684 |
| Disposals [3] | (120) | (14) | (231) | (83) | (47) | (495) |
| Adjustments [4] | 5 | 1 | 2 | 3 | 2 | 13 |
| **Balance at end of year** | $ 3,054 | $ 864 | $ 926 | $ 1,010 | $ 1,825 | $ 7,679 |
| 2024 Balance at end of year | $ 2,933 | $ 831 | $ 1,087 | $ 956 | $ 1,670 | $ 7,477 |
| **2025 Accumulated depreciation** | | | | | | |
| **Balance at beginning of year** | $ 1,290 | $ 359 | $ 897 | $ 547 | $ 1,025 | $ 4,118 |
| Depreciation and impairment | 269 | 19 | 85 | 60 | 85 | 518 |
| Disposals [3] | (90) | (7) | (230) | (35) | (44) | (406) |
| Adjustments [4] | 2 | 1 | 1 | 1 | 1 | 6 |
| **Balance at end of year** | $ 1,471 | $ 372 | $ 753 | $ 573 | $ 1,067 | $ 4,236 |
| 2024 Balance at end of year | $ 1,290 | $ 359 | $ 897 | $ 547 | $ 1,025 | $ 4,118 |
| Net book value | | | | | | |
| **As at October 31, 2025** | $ 1,583 | $ 492 | $ 173 | $ 437 | $ 758 | $ 3,443 |
| As at October 31, 2024 | $ 1,643 | $ 472 | $ 190 | $ 409 | $ 645 | $ 3,359 |

(1) Includes $427 million (2024: $196 million) of work-in-progress not subject to depreciation.
(2) Includes impact of lease modifications.
(3) Includes write-offs of fully depreciated assets.
(4) Includes foreign currency translation adjustments.

Cost of net additions and disposals during the year was: Canadian Personal and Business Banking net additions of $218 million (2024: net additions of $246 million); Canadian Commercial Banking and Wealth Management net additions of $1 million (2024: net additions of $21 million); U.S. Commercial Banking and Wealth Management net disposals of $23 million (2024: net additions of $64 million); Capital Markets net additions of $20 million (2024: net additions of $30 million); and Corporate and Other net disposals of $27 million (2024: net additions of $107 million).

## Note 8 | Goodwill, software and other intangible assets

### Goodwill

The carrying amount of goodwill is reviewed for impairment annually as at August 1 and whenever there are events or changes in circumstances which indicate that the carrying amount may not be recoverable. Goodwill is allocated to CGUs for the purposes of impairment testing based on the lowest level for which identifiable cash inflows are largely independent of cash inflows from other assets or groups of assets. The goodwill impairment test is performed by comparing the recoverable amount of the CGU to which goodwill has been allocated with the carrying amount of the CGU including goodwill, with any deficiency recognized as impairment to goodwill. The recoverable amount of a CGU is defined as the higher of its estimated fair value less cost to sell and value in use.

We have two significant CGUs to which goodwill has been allocated. The changes in the carrying amount of goodwill are allocated to each CGU as follows:

| | | CGUs | | | |
| $ millions, as at or for the year ended October 31 | Canadian Wealth Management | U.S. Commercial Banking and Wealth Management | Other | Total |
|---|---|---|---|---|
| **2025** **Balance at beginning of year** | $ 884 | $ 4,318 | $ 241 | $ 5,443 |
| **Impairment** | – | – | – | – |
| **Adjustments** [1] | – | 31 | 1 | 32 |
| **Balance at end of year** | $ 884 | $ 4,349 | $ 242 | $ 5,475 |
| 2024 Balance at beginning of year | $ 884 | $ 4,300 | $ 241 | $ 5,425 |
| Impairment | – | – | – | – |
| Adjustments [1] | – | 18 | – | 18 |
| Balance at end of year | $ 884 | $ 4,318 | $ 241 | $ 5,443 |

(1) Includes foreign currency translation adjustments.

### Impairment testing of goodwill and key assumptions

#### U.S. Commercial Banking and Wealth Management

The recoverable amount of the U.S. Commercial Banking and Wealth Management CGU (including The PrivateBank and Geneva Advisors) is based on a value in use calculation using a five-year cash flow projection approved by management, and an estimate of the capital required to be maintained to support ongoing operations.

We have determined that for the impairment testing performed as at August 1, 2025, the estimated recoverable amount of the U.S. Commercial Banking and Wealth Management CGU was in excess of its carrying amount. As a result, no impairment charge was recognized during 2025.

A terminal growth rate of 4.4% as at August 1, 2025 (August 1, 2024: 4.5%) was applied to the years after the five-year forecast. All of the forecasted cash flows were discounted at an after-tax rate of 10.1% as at August 1, 2025 (12.3% pre-tax), which we believe to be a risk-adjusted discount rate appropriate to U.S. Commercial Banking and Wealth Management (we used an after-tax rate of 10.0% as at August 1, 2024). The determination of a discount rate and a terminal growth rate require the exercise of judgment. The discount rate was determined based on the following primary factors: (i) the risk-free rate; (ii) an equity risk premium; and (iii) beta adjustment to the equity risk premium based on a review of betas of comparable publicly traded financial institutions in the region. The terminal growth rate was based on management's expectations of real growth and forecasted inflation rates.

If alternative reasonably possible changes in key assumptions were applied, the result of the impairment test would not differ.

Estimation of the recoverable amount is an area of significant judgment. The recoverable amount is estimated using an internally developed model, which requires the use of significant assumptions, including forecasted earnings, a discount rate, a terminal growth rate and forecasted regulatory capital requirements. Reductions in the estimated recoverable amount could arise from various factors, such as reductions in forecasted cash flows, an increase in the assumed level of required capital, and any adverse changes to the discount rate or terminal growth rate either in isolation or in any combination thereof.

#### Canadian Wealth Management

The recoverable amount of the Canadian Wealth Management CGU is based on a fair value less cost to sell calculation. The fair value is estimated using an earnings-based approach whereby the forecasted earnings are based on the Wealth Management internal plan, which was approved by management and covers a three-year period. The calculation incorporates the forecasted earnings multiplied by an earnings multiple derived from observable price-to-earnings multiples of comparable wealth management institutions. The price-to-earnings multiples of those comparable wealth management institutions ranged from 7.3 to 14.6 as at August 1, 2025 (August 1, 2024: 5.7 to 12.4).

We have determined that the estimated recoverable amount of the Canadian Wealth Management CGU was in excess of its carrying amount as at August 1, 2025. As a result, no impairment charge was recognized during 2025.

If alternative reasonably possible changes in key assumptions were applied, the result of the impairment test would not differ.

#### Other

The goodwill relating to the Other CGUs, which includes the CIBC Caribbean CGU, is comprised of amounts which individually are not considered to be significant. We have determined that for the impairment testing performed as at August 1, 2025, the estimated recoverable amount of each of these CGUs was in excess of their carrying amounts.

#### Allocation to strategic business units

Goodwill of $5,475 million (2024: $5,443 million) is allocated to the SBUs as follows: Canadian Commercial Banking and Wealth Management of $954 million (2024: $954 million), Corporate and Other of $101 million (2024: $100 million), U.S. Commercial Banking and Wealth Management of $4,349 million (2024: $4,318 million), Capital Markets of $64 million (2024: $64 million), and Canadian Personal and Business Banking of $7 million (2024: $7 million).

**Software and other intangible assets**

The carrying amount of indefinite-lived intangible assets includes $116 million (2024: $116 million) of contract based intangible assets that represent management contracts purchased as part of past acquisitions.

The components of finite-lived software and other intangible assets are as follows:

| $ millions, as at or for the year ended October 31 | | Software [1] | Core deposit intangibles [2] | Contract based | Customer relationships [3] | Total |
|---|---|---|---|---|---|---|
| **2025** | **Gross carrying amount** | | | | | |
| | **Balance at beginning of year** | $ **5,705** | $ **53** | $ **11** | $ **381** | $ **6,150** |
| | **Additions** | **719** | **–** | **–** | **–** | **719** |
| | **Disposals** [4] | **(67)** | **(20)** | **–** | **(4)** | **(91)** |
| | **Adjustments** [5] | **3** | **1** | **–** | **1** | **5** |
| | **Balance at end of year** | $ **6,360** | $ **34** | $ **11** | $ **378** | $ **6,783** |
| 2024 | Balance at end of year | $ 5,705 | $ 53 | $ 11 | $ 381 | $ 6,150 |
| **2025** | **Accumulated amortization** | | | | | |
| | **Balance at beginning of year** | $ **3,190** | $ **43** | $ **9** | $ **194** | $ **3,436** |
| | **Amortization and impairment** [6] | **615** | **5** | **1** | **39** | **660** |
| | **Disposals** [4] | **(67)** | **(20)** | **–** | **(4)** | **(91)** |
| | **Adjustments** [5] | **(2)** | **1** | **–** | **1** | **–** |
| | **Balance at end of year** | $ **3,736** | $ **29** | $ **10** | $ **230** | $ **4,005** |
| 2024 | Balance at end of year | $ 3,190 | $ 43 | $ 9 | $ 194 | $ 3,436 |
| | Net book value | | | | | |
| | **As at October 31, 2025** | $ **2,624** | $ **5** | $ **1** | $ **148** | $ **2,778** |
| | As at October 31, 2024 | $ 2,515 | $ 10 | $ 2 | $ 187 | $ 2,714 |

(1) Includes $1,078 million (2024: $1,062 million) of work-in-progress not subject to amortization.
(2) Acquired as part of the acquisition of The PrivateBank.
(3) Represents customer relationships associated with past acquisitions including of the Canadian Costco credit card portfolio in 2022.
(4) Includes write-offs of fully amortized assets.
(5) Includes foreign currency translation.
(6) Includes impairment of work-in-progress.

Net additions and disposals of gross carrying amount during the year were: Canadian Personal and Business Banking net additions of $5 million (2024: net additions of $1 million); Canadian Commercial Banking and Wealth Management net additions of nil (2024: net disposals of $1 million); U.S. Commercial Banking and Wealth Management net additions of $26 million (2024: net disposals of $55 million); Capital Markets net additions of $1 million (2024: net additions of $1 million); and Corporate and Other net additions of $596 million (2024: net additions of $39 million).

## Note 9 | Other assets

| $ millions, as at October 31 | | 2025 | | 2024 |
|---|---|---|---|---|
| Accrued interest receivable | $ | **4,169** | $ | 4,213 |
| Defined benefit asset (Note 17) | | **1,678** | | 1,378 |
| Precious metals [1] | | **6,492** | | 4,195 |
| Brokers' client accounts | | **11,745** | | 7,967 |
| Current tax receivable | | **2,912** | | 2,611 |
| Other prepayments | | **595** | | 588 |
| Derivative collateral receivable | | **8,132** | | 7,067 |
| Accounts receivable | | **1,698** | | 1,238 |
| Carbon emission allowances [2] | | **649** | | 11 |
| Other [2][3] | | **1,735** | | 1,594 |
| Total other assets | $ | **39,805** | $ | 30,862 |

(1) Includes gold and silver bullion that are measured at fair value using unadjusted market prices quoted in active markets.
(2) Carbon emission allowances were previously presented within Other. Prior year amounts have been revised to conform to the presentation adopted in 2025.
(3) Includes investments in subleases of $619 million as at October 31, 2025 (2024: $625 million). For the year ended October 31, 2025, finance income related to our investments in subleases was $42 million (2024: $43 million). Future lease payments receivable are $546 million over the next five years, and $329 million thereafter until expiry of the subleases.

## Note 10 | Deposits[1][2]

| $ millions, as at October 31 | Payable on demand [3] | Payable after notice [4] | Payable on a fixed date [5][6] | 2025 Total | 2024 Total |
|---|---|---|---|---|---|
| Personal | $ 15,185 | $ 145,592 | $ 97,362 | $ 258,139 | $ 252,894 |
| Business and government [7] | 109,376 | 128,092 | 219,816 | 457,284 | 435,499 |
| Bank | 17,649 | 337 | 8,737 | 26,723 | 20,009 |
| Secured borrowings [8] | – | – | 65,978 | 65,978 | 56,455 |
| Total deposits | $ 142,210 | $ 274,021 | $ 391,893 | $ 808,124 | $ 764,857 |
| Comprises: | | | | | |
| Held at amortized cost | | | | $ 764,401 | $ 725,849 |
| Designated at fair value | | | | 43,723 | 39,008 |
| Total deposits | | | | $ 808,124 | $ 764,857 |
| Deposits include: [9] | | | | | |
| Non-interest-bearing deposits | | | | | |
| Canada | | | | $ 91,074 | $ 84,460 |
| U.S. | | | | 12,894 | 12,927 |
| Other international | | | | 5,963 | 5,691 |
| Interest-bearing deposits | | | | | |
| Canada | | | | 549,270 | 526,186 |
| U.S. | | | | 107,607 | 101,141 |
| Other international | | | | 41,316 | 34,452 |
| Total deposits | | | | $ 808,124 | $ 764,857 |

(1) Includes deposits of $298.3 billion (2024: $288.4 billion) denominated in U.S. dollars and deposits of $70 billion (2024: $52.9 billion) denominated in other foreign currencies.
(2) Net of purchased notes of $0.5 billion (2024: $0.6 billion).
(3) Includes all deposits for which we do not have the right to require notice of withdrawal. These deposits are generally chequing accounts.
(4) Includes all deposits for which we can legally require notice of withdrawal. These deposits are generally savings accounts.
(5) Includes all deposits that mature on a specified date. These deposits are generally term deposits, guaranteed investment certificates, and similar instruments.
(6) Includes $67.0 billion (2024: $61.1 billion) of deposits which are subject to the bank recapitalization (bail-in) conversion regulations issued by the Department of Finance Canada. These regulations provide certain statutory powers to the Canada Deposit Insurance Corporation, including the ability to convert specified eligible shares and liabilities of CIBC into common shares in the event that CIBC is determined to be non-viable.
(7) Includes $17.3 billion (2024: $15.5 billion) of structured note liabilities that were sold upon issuance to third-party financial intermediaries, who may resell the notes to retail investors in foreign jurisdictions.
(8) Comprises liabilities issued by or as a result of activities associated with the securitization of residential mortgages, Covered Bond Programme, and consolidated securitization vehicles.
(9) Classification is based on geographical location of the CIBC office.

## Note 11 | Other liabilities

| $ millions, as at October 31 | 2025 | 2024 |
|---|---|---|
| Accrued interest payable | $ 3,999 | $ 4,982 |
| Defined benefit liability (Note 17) | 457 | 460 |
| Gold and silver certificates | 220 | 158 |
| Brokers' client accounts | 6,566 | 5,951 |
| Derivative collateral payable | 5,799 | 4,459 |
| Negotiable instruments | 970 | 1,079 |
| Accrued employee compensation and benefits | 5,073 | 3,899 |
| Accounts payable and accrued expenses | 3,461 | 3,202 |
| Other [1][2] | 8,262 | 5,971 |
| Total other liabilities | $ 34,807 | $ 30,161 |

(1) Includes the carrying value of our lease liabilities, which was $1,981 million as at October 31, 2025 (2024: $2,028 million). The undiscounted cash flows related to the contractual maturity of our lease liabilities are $336 million for the period less than 1 year, $1,076 million between years 1-5, and $997 million thereafter until expiry of the leases. During the year ended October 31, 2025, interest expense on lease liabilities was $71 million (2024: $72 million).
(2) Includes customers' liability under acceptances of $10 million (2024: $6 million). Prior year amounts have been revised to conform to the presentation adopted in 2025.

## Note 12 | Derivative instruments

As described in Note 1, in the normal course of business, we use various derivative instruments for both trading and ALM purposes. These derivatives limit, modify or give rise to varying degrees and types of risk.

| $ millions, as at October 31 | 2025 | | 2024 | |
|---|---|---|---|---|
| | Assets | Liabilities | Assets | Liabilities |
| Trading (Note 2) | $ 34,032 | $ 39,237 | $ 33,485 | $ 39,847 |
| ALM (Note 2) [1] | 4,320 | 2,174 | 2,950 | 807 |
| Total | $ 38,352 | $ 41,411 | $ 36,435 | $ 40,654 |

(1) Comprised of derivatives that qualify for hedge accounting under IAS 39 and derivatives used for economic hedges.

## Derivatives used by CIBC

The majority of our derivative contracts are OTC transactions, which consist of: (i) contracts that are bilaterally negotiated and settled between CIBC and the counterparty to the contract; and (ii) contracts that are bilaterally negotiated and then cleared through a central counterparty (CCP). Bilaterally negotiated and settled contracts are usually traded under a standardized International Swaps and Derivatives Association (ISDA) agreement with collateral posting arrangements between CIBC and its counterparties. Terms are negotiated directly with counterparties and the contracts have industry-standard settlement mechanisms prescribed by ISDA. Centrally cleared contracts are generally bilaterally negotiated and then novated to, and cleared through, a CCP. The industry promotes the use of CCPs to clear OTC trades. The central clearing of derivative contracts generally facilitates the reduction of credit exposures due to the ability to net settle offsetting positions. Consequently, derivative contracts cleared through CCPs generally attract less capital relative to those settled with non-CCPs.

The remainder of our derivative contracts are exchange-traded derivatives, which are standardized in terms of their amounts and settlement dates, and are bought and sold on organized and regulated exchanges. These exchange-traded derivative contracts consist primarily of options and futures.

### Interest rate derivatives

Forward rate agreements are OTC contracts that effectively fix a future interest rate for a period of time. A typical forward rate agreement provides that at a pre-determined future date, a cash settlement will be made between the counterparties based upon the difference between a contracted rate and a market rate to be determined in the future, calculated on a specified notional principal amount. No exchange of principal amount takes place. Certain forward rate agreements are bilaterally transacted and then novated and settled through a clearing house which acts as a CCP.

Interest rate swaps are OTC contracts in which two counterparties agree to exchange cash flows over a period of time based on rates applied to a specified notional principal amount. A typical interest rate swap would require one counterparty to pay a fixed market interest rate in exchange for a variable market interest rate determined from time to time, with both calculated on a specified notional principal amount. No exchange of principal amount takes place. Certain interest rate swaps are bilaterally transacted and then novated and settled through a clearing house which acts as a CCP.

Interest rate options are contracts in which one party (the purchaser of an option) acquires from another party (the writer of an option), in exchange for a premium, the right, but not the obligation, to either buy or sell, on a specified future date or within a specified time, a specified financial instrument at a contracted price. The underlying financial instrument has a market price which varies in response to changes in interest rates. Options are transacted in both OTC and exchange-traded markets.

Interest rate futures are standardized contracts transacted on an exchange. They are based upon an agreement to buy or sell a specified quantity of a financial instrument on a specified future date, at a contracted price. These contracts differ from forward rate agreements in that they are in standard amounts with standard settlement dates and are transacted through an exchange.

### Foreign exchange derivatives

Foreign exchange forwards are OTC contracts in which one counterparty contracts with another to exchange a specified amount of one currency for a specified amount of a second currency, at a future date or range of dates.

Foreign exchange futures contracts are similar in mechanics to foreign exchange forward contracts except that they are in standard currency amounts with standard settlement dates and are transacted through an exchange.

Foreign exchange swap contracts comprise foreign exchange swaps and cross-currency interest rate swaps. Foreign exchange swaps are transactions in which a currency is simultaneously purchased in the spot market and sold for a different currency in the forward market, or vice versa. Cross-currency interest rate swaps are transactions in which counterparties exchange principal and interest flows in different currencies over a period of time. These contracts are used to manage both currency and interest rate exposures.

### Credit derivatives

Credit derivatives are OTC contracts designed to transfer the credit risk in an underlying financial instrument (usually termed as a reference asset) from one counterparty to another. The most common credit derivatives are CDS and certain TRS.

CDS contracts provide protection against the decline in value of a reference asset as a result of specified credit events such as default or bankruptcy. These derivatives are similar in structure to an option whereby the purchaser pays a premium to the seller of the CDS contract in return for payment contingent on the occurrence of a credit event. The protection purchaser has recourse to the protection seller for the difference between the face value of the CDS contract and the fair value of the reference asset at the time of settlement. Neither the purchaser nor the seller under the CDS contract has recourse to the entity that issued the reference asset. Certain CDS contracts are cleared through a CCP.

In credit derivative TRS contracts, one counterparty agrees to pay or receive cash amounts based on the returns of a reference asset, including interest earned on these assets in exchange for amounts that are based on prevailing market funding rates. These cash settlements are made regardless of whether there is a credit event. Upon the occurrence of a credit event, the parties may either exchange cash payments according to the value of the defaulted assets or exchange cash based on the notional amount for physical delivery of the defaulted assets.

### Equity derivatives

Equity swaps are OTC contracts in which one counterparty agrees to pay, or receive from the other, cash amounts based on changes in the value of a stock index, a basket of stocks or a single stock in exchange for amounts that are based either on prevailing market funding rates or changes in the value of a different stock index, basket of stocks or a single stock. These contracts generally include payments in respect of dividends.

Equity options give the purchaser of the option, for a premium, the right, but not the obligation, to buy from or sell to the writer of an option, an underlying stock index, basket of stocks, or a single stock at a contracted price. Options are transacted in both OTC and exchange markets.

Equity index futures are standardized contracts transacted on an exchange. They are based on an agreement to pay or receive a cash amount based on the difference between the contracted price level of an underlying stock index and its corresponding market price level at a specified future date. There is generally no actual delivery of stocks that comprise the underlying index. These contracts are in standard amounts with standard settlement dates.

### Precious metal and other commodity derivatives

We also transact in other derivative products, including commodity forwards, futures, swaps and options, such as precious metal and energy-related products in both OTC and exchange markets.

## Notional amounts

The notional amounts are not recorded as assets or liabilities, as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. In most cases, notional amounts do not represent the potential gain or loss associated with market or credit risk of such instruments.

The following table presents the notional amounts of derivative instruments:

| $ millions, as at October 31 | | | | | | 2025 | | 2024 | |
|---|---|---|---|---|---|---|---|---|---|
| | Residual term to contractual maturity | | | Total notional amounts | Trading | ALM | Trading | ALM |
| | Less than 1 year | 1 to 5 years | Over 5 years | | | | | |
| **Interest rate derivatives** | | | | | | | | | |
| Over-the-counter | | | | | | | | | |
| Forward rate agreements | $ 11,943 | $ 370 | $ 1 | $ 12,314 | $ 12,132 | $ 182 | $ 9,420 | $ 55 |
| Centrally cleared forward rate agreements | 85,716 | 36,273 | – | 121,989 | 121,989 | – | 88,699 | – |
| Swap contracts | 60,103 | 173,279 | 115,227 | 348,609 | 322,574 | 26,035 | 273,138 | 18,882 |
| Centrally cleared swap contracts | 4,527,608 | 2,499,849 | 1,532,881 | 8,560,338 | 7,626,410 | 933,928 | 4,805,504 | 921,539 |
| Purchased options | 102,507 | 28,507 | 2,121 | 133,135 | 130,705 | 2,430 | 47,772 | 644 |
| Written options | 103,715 | 31,717 | 2,605 | 138,037 | 137,750 | 287 | 54,189 | 43 |
| | 4,891,592 | 2,769,995 | 1,652,835 | 9,314,422 | 8,351,560 | 962,862 | 5,278,722 | 941,163 |
| Exchange-traded | | | | | | | | | |
| Futures contracts | 29,936 | 5,372 | – | 35,308 | 35,258 | 50 | 16,112 | 6 |
| Purchased options | 1,121 | – | – | 1,121 | 1,121 | – | 1,069 | – |
| Written options | 121 | – | – | 121 | 121 | – | 4,069 | – |
| | 31,178 | 5,372 | – | 36,550 | 36,500 | 50 | 21,250 | 6 |
| Total interest rate derivatives | 4,922,770 | 2,775,367 | 1,652,835 | 9,350,972 | 8,388,060 | 962,912 | 5,299,972 | 941,169 |
| **Foreign exchange derivatives** | | | | | | | | | |
| Over-the-counter | | | | | | | | | |
| Forward contracts | 1,107,993 | 31,812 | 1,582 | 1,141,387 | 1,126,831 | 14,556 | 851,206 | 14,723 |
| Swap contracts | 280,000 | 311,127 | 175,966 | 767,093 | 666,914 | 100,179 | 567,930 | 71,540 |
| Purchased options | 82,699 | 2,103 | – | 84,802 | 84,802 | – | 72,180 | – |
| Written options | 82,965 | 2,760 | – | 85,725 | 85,125 | 600 | 82,384 | 678 |
| | 1,553,657 | 347,802 | 177,548 | 2,079,007 | 1,963,672 | 115,335 | 1,573,700 | 86,941 |
| Exchange-traded | | | | | | | | | |
| Futures contracts | 60 | – | – | 60 | 60 | – | 352 | – |
| Purchased options | 541 | – | – | 541 | 541 | – | 67 | – |
| Written options | 423 | – | – | 423 | 423 | – | 292 | – |
| | 1,024 | – | – | 1,024 | 1,024 | – | 711 | – |
| Total foreign exchange derivatives | 1,554,681 | 347,802 | 177,548 | 2,080,031 | 1,964,696 | 115,335 | 1,574,411 | 86,941 |
| **Credit derivatives** | | | | | | | | | |
| Over-the-counter | | | | | | | | | |
| Credit default swap contracts – protection purchased | 1,565 | 1,414 | 185 | 3,164 | 3,164 | – | 2,782 | 19 |
| Centrally cleared credit default swap contracts – protection purchased | 36 | 2,836 | 2,092 | 4,964 | 4,964 | – | 3,071 | – |
| Credit default swap contracts – protection sold | 103 | 520 | 103 | 726 | 726 | – | 936 | – |
| Centrally cleared credit default swap contracts – protection sold | – | 1,556 | 1,394 | 2,950 | 2,950 | – | 1,743 | – |
| Total credit derivatives | 1,704 | 6,326 | 3,774 | 11,804 | 11,804 | – | 8,532 | 19 |
| **Equity derivatives** | | | | | | | | | |
| Over-the-counter | 117,883 | 62,742 | 1,282 | 181,907 | 178,673 | 3,234 | 163,965 | 2,357 |
| Exchange-traded | 78,747 | 54,757 | 984 | 134,488 | 134,488 | – | 159,341 | – |
| Total equity derivatives | 196,630 | 117,499 | 2,266 | 316,395 | 313,161 | 3,234 | 323,306 | 2,357 |
| **Precious metal and other commodity derivatives** | | | | | | | | | |
| Over-the-counter | 57,167 | 26,283 | 949 | 84,399 | 84,396 | 3 | 83,474 | 13 |
| Centrally cleared commodity derivatives | 183 | 169 | – | 352 | 352 | – | 336 | – |
| Exchange-traded | 32,261 | 11,708 | 455 | 44,424 | 44,424 | – | 32,094 | – |
| Total precious metal and other commodity derivatives | 89,611 | 38,160 | 1,404 | 129,175 | 129,172 | 3 | 115,904 | 13 |
| **Total notional amount** | $ 6,765,396 | $ 3,285,154 | $ 1,837,827 | $ 11,888,377 | $ 10,806,893 | $ 1,081,484 | $ 7,322,125 | $ 1,030,499 |
| **Of which:** | | | | | | | | | |
| Over-the-counter | $ 6,622,186 | $ 3,213,317 | $ 1,836,388 | $ 11,671,891 | $ 10,590,457 | $ 1,081,434 | $ 7,108,729 | $ 1,030,493 |
| Exchange-traded | 143,210 | 71,837 | 1,439 | 216,486 | 216,436 | 50 | 213,396 | 6 |

## Risk

In the following sections, we discuss the risks related to the use of derivatives and how we manage these risks.

### Market risk

Derivatives are financial instruments where valuation is linked to changes in interest rates, foreign exchange rates, equity, commodity, credit prices, volatilities, indices or other underlying factors. Changes in value as a result of the aforementioned risk factors are referred to as market risk.

Market risk arising from derivative trading activities is managed in order to mitigate risk in line with CIBC's risk appetite. To manage market risk, we set market risk limits and may enter into hedging transactions.

### Credit risk

Credit risk arises from the potential for a counterparty to default on its contractual obligations and the possibility that prevailing market conditions are such that a loss would occur in replacing the defaulted transaction.

We limit the credit risk of OTC derivatives through the use of ISDA master netting agreements, collateral, CCPs and other credit mitigation techniques. We clear eligible derivatives through CCPs in accordance with various global initiatives. Where feasible, we novate existing bilaterally negotiated and settled derivatives to a CCP in an effort to reduce CIBC's credit risk exposure. We establish counterparty credit limits and limits for CCP exposures based on a counterparty's creditworthiness and the type of trading relationship with each counterparty (underlying agreements, business volumes, product types, tenors, etc.).

We negotiate netting agreements to contain the build-up of credit exposure resulting from multiple transactions with more active counterparties. Such agreements provide for the simultaneous close-out and netting of all transactions with a counterparty, in the case of a counterparty default. A number of these agreements incorporate a Credit Support Annex, which is a bilateral security agreement that, among other things, provides for the exchange of collateral between parties in the event that one party's exposure to the other exceeds agreed upon thresholds.

Credit risk on exchange-traded futures and options is limited, as these transactions are standardized contracts executed on established exchanges, whose CCPs assume the obligations of both counterparties. Similarly, swaps that are centrally cleared represent limited credit risk because these transactions are novated to the CCP, which assumes the obligations of the original bilateral counterparty. All exchange-traded and centrally cleared contracts are subject to initial margin and daily settlement of variation margins, designed to protect participants from losses incurred from a counterparty default.

A CVA is determined using the fair value based exposure we have on derivative contracts. We believe that we have made appropriate fair value adjustments to date. The establishment of fair value adjustments involves estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments on an ongoing basis. Market and economic conditions relating to derivative counterparties may change in the future, which could result in significant future losses.

The following table summarizes our credit exposure arising from derivatives, which includes the current replacement cost, credit equivalent amount and risk-weighted amount.

For the majority of OTC derivative transactions, we use the internal model method (IMM) for the determination of the EAD, using models that simulate the underlying risk factors and reflect netting and collateral agreements. For the minority of derivative transactions where we do not have regulatory approval to use IMM, we used the standardized approach for counterparty credit risk (SA-CCR).

| $ millions, as at October 31 | 2025 | | | | | | | | 2024 | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Current replacement cost [1] | | | Credit equivalent amount [2] | Risk-weighted amount | Current replacement cost [1] | | | Credit equivalent amount [2] | Risk-weighted amount |
| | Trading | ALM | Total | | | Trading | ALM | Total | | |
| **Interest rate derivatives** | | | | | | | | | | |
| Over-the-counter | | | | | | | | | | |
| Forward rate agreements | $ 3 | $ 6 | $ 9 | $ 32 | $ 15 | $ 2 | $ 1 | $ 3 | $ 31 | $ 15 |
| Swap contracts | 1,311 | 95 | 1,406 | 3,921 | 1,047 | 1,070 | 131 | 1,201 | 3,016 | 710 |
| Purchased options | 30 | 4 | 34 | 118 | 45 | 22 | 1 | 23 | 68 | 24 |
| Written options | 4 | 2 | 6 | 50 | 14 | 2 | 1 | 3 | 20 | 6 |
| | 1,348 | 107 | 1,455 | 4,121 | 1,121 | 1,096 | 134 | 1,230 | 3,135 | 755 |
| Exchange-traded | 1 | – | 1 | 80 | 3 | 2 | – | 2 | 35 | 1 |
| Total interest rate derivatives | 1,349 | 107 | 1,456 | 4,201 | 1,124 | 1,098 | 134 | 1,232 | 3,170 | 756 |
| **Foreign exchange derivatives** | | | | | | | | | | |
| Over-the-counter | | | | | | | | | | |
| Forward contracts | 1,658 | 72 | 1,730 | 5,954 | 2,019 | 1,923 | 308 | 2,231 | 5,985 | 2,010 |
| Swap contracts | 305 | 527 | 832 | 3,092 | 560 | 326 | 512 | 838 | 2,818 | 482 |
| Purchased options | 164 | – | 164 | 487 | 147 | 183 | – | 183 | 498 | 171 |
| Written options | 24 | – | 24 | 226 | 77 | 19 | – | 19 | 165 | 52 |
| | 2,151 | 599 | 2,750 | 9,759 | 2,803 | 2,451 | 820 | 3,271 | 9,466 | 2,715 |
| Exchange-traded | – | – | – | 1,697 | 68 | – | – | – | 499 | 20 |
| Total foreign exchange derivatives | 2,151 | 599 | 2,750 | 11,456 | 2,871 | 2,451 | 820 | 3,271 | 9,965 | 2,735 |
| **Credit derivatives** | | | | | | | | | | |
| Over-the-counter | | | | | | | | | | |
| Credit default swap contracts | | | | | | | | | | |
| – protection purchased | 2 | – | 2 | 164 | 16 | 2 | – | 2 | 121 | 14 |
| – protection sold | – | – | – | 17 | 4 | – | – | – | 18 | 4 |
| Total credit derivatives | 2 | – | 2 | 181 | 20 | 2 | – | 2 | 139 | 18 |
| **Equity derivatives** | | | | | | | | | | |
| Over-the-counter | 320 | 32 | 352 | 5,841 | 1,338 | 365 | 59 | 424 | 4,179 | 1,048 |
| Exchange-traded | 922 | – | 922 | 5,073 | 155 | 1,364 | – | 1,364 | 5,502 | 161 |
| Total equity derivatives | 1,242 | 32 | 1,274 | 10,914 | 1,493 | 1,729 | 59 | 1,788 | 9,681 | 1,209 |
| **Precious metal and other commodity derivatives** | | | | | | | | | | |
| Over-the-counter | 1,766 | 7 | 1,773 | 3,465 | 1,540 | 1,165 | 30 | 1,195 | 2,406 | 956 |
| Exchange-traded | 6 | – | 6 | 2,595 | 104 | 83 | – | 83 | 1,930 | 77 |
| Total precious metal and other commodity derivatives | 1,772 | 7 | 1,779 | 6,060 | 1,644 | 1,248 | 30 | 1,278 | 4,336 | 1,033 |
| **RWA related to non-trade exposures to central counterparties** | | | | | 534 | | | | | 414 |
| **RWA related to CVA capital charge** | | | | | 3,057 | | | | | 3,381 |
| **Total derivatives** | $ 6,516 | $ 745 | $ 7,261 | $ 32,812 | $ 10,743 | $ 6,528 | $ 1,043 | $ 7,571 | $ 27,291 | $ 9,546 |

(1) Current replacement cost reflects the current mark-to-market value of derivatives offset by eligible financial collateral, where present.
(2) Under IMM, expected effective positive exposure (EEPE) is used, which computes, through simulation, the expected exposures with consideration to the expected movements in underlying risk factor and netting/collateral agreements. The EAD is calculated as EEPE multiplied by the prescribed alpha factor of 1.4. The EAD under SA-CCR is calculated as the sum of replacement cost and potential future exposure, multiplied by the prescribed alpha factor of 1.4.

The following table presents the current replacement cost of derivatives by geographic region based on the location of the derivative counterparty:

| $ millions, as at October 31 | 2025 | | | | 2024 | | | |
|---|---|---|---|---|---|---|---|---|
| | Canada | U.S. | Other countries | Total | Canada | U.S. | Other countries | Total |
| **Derivative instruments** | | | | | | | | |
| By counterparty type | | | | | | | | |
| Financial institutions | $ 1,072 | $ 1,407 | $ 931 | $ 3,410 | $ 1,389 | $ 1,826 | $ 1,102 | $ 4,317 |
| Governments | 590 | 16 | 62 | 668 | 796 | – | 54 | 850 |
| Corporate | 1,870 | 861 | 452 | 3,183 | 1,524 | 409 | 471 | 2,404 |
| Total derivative instruments | $ 3,532 | $ 2,284 | $ 1,445 | $ 7,261 | $ 3,709 | $ 2,235 | $ 1,627 | $ 7,571 |

## Note 13 | Designated accounting hedges

### Hedge accounting

We apply hedge accounting as part of managing the market risk of certain non-trading portfolios arising from changes due to interest rates, foreign exchange rates, and equity market prices. See the shaded sections in "Non-trading activities" in the MD&A for further information on our risk management strategy for these risks. See Note 12 for further information on the derivatives used by CIBC.

### Interest rate risk

The majority of our derivative contracts used to hedge certain exposures to benchmark interest rate risk are interest rate swaps. For fair value hedges, we convert our fixed interest rate exposures from the hedged financial instruments to floating interest rate exposures. For cash flow hedges, we convert certain exposures to cash flow variability from our variable rate instruments to fixed interest rate exposures.

### Foreign currency risk

For our fair value hedges, we mainly use various combinations of cross-currency interest rate swaps and interest rate swaps to hedge our exposures to foreign currency risk together with interest rate risk, converting our fixed foreign currency rate exposures to floating functional currency rate exposures.

For our cash flow hedges, the majority of our derivative contracts are used to hedge our exposures to cash flow variability arising from fluctuations in foreign exchange rates, and mainly consist of cross-currency interest rate swaps.

For NIFO hedges, we use a combination of foreign denominated deposit liabilities and foreign exchange forwards to manage our foreign currency exposure of our NIFOs with a functional currency other than the Canadian dollar.

### Equity price risk

We use cash-settled TRS in designated cash flow hedge relationships to hedge changes in CIBC's share price in respect of certain cash-settled share-based compensation awards. Note 16 provides details on our cash-settled share-based compensation plans.

For the hedge relationships described above, hedge effectiveness is assessed at the inception of the hedge relationship and on an ongoing basis, primarily using the dollar offset method. The sources of hedge ineffectiveness are mainly attributed to the following:
- Utilization of hedging instruments that have a non-zero fair value at the inception of the hedge relationship;
- Differences in fixed rates, when contractual coupons of the fixed rate hedged items are designated;
- Differences in the discounting factors between the hedged item and the hedging instruments arising from different rate reset frequencies and timing of cash flows; and
- Differences in the discount curves to determine the basis adjustments of the hedged items and the fair value of the hedging derivatives, including from the application of CVA to the valuation of derivatives when they are applicable.

**Designated hedging instruments**

The following table provides a summary of financial instruments designated as hedging instruments:

| $ millions, as at October 31 | Notional amount of the hedging instrument [1] | Maturity range | | | Fair value of the hedging derivatives | | Gains (losses) on changes in fair value used for calculating hedge ineffectiveness |
|---|---|---|---|---|---|---|---|
| | | Less than 1 year | 1-5 years | Over 5 years | Assets | Liabilities | |
| **2025** **Cash flow hedges** | | | | | | | |
| Foreign exchange risk | | | | | | | |
| Cross-currency interest rate swaps | $ 40,826 | $ 21,322 | $ 19,504 | $ – | $ 1,383 | $ 419 | $ 686 |
| Interest rate risk | | | | | | | |
| Interest rate swaps | 53,148 | 1,052 | 49,251 | 2,845 | – | 7 | 568 |
| Equity share price risk | | | | | | | |
| Equity swaps | 2,836 | 2,836 | – | – | 150 | 2 | 713 |
| | $ 96,810 | $ 25,210 | $ 68,755 | $ 2,845 | $ 1,533 | $ 428 | $ 1,967 |
| **NIFO hedges** | | | | | | | |
| Foreign exchange risk | | | | | | | |
| Foreign exchange forwards | $ 8,934 | $ 8,934 | $ – | $ – | $ 55 | $ 107 | $ (64) |
| Deposits [2] | 32,799 | 32,799 | – | – | n/a | n/a | (233) |
| | $ 41,733 | $ 41,733 | $ – | $ – | $ 55 | $ 107 | $ (297) |
| **Fair value hedges** | | | | | | | |
| Interest rate risk | | | | | | | |
| Interest rate swaps | $ 206,770 | $ 86,092 | $ 83,050 | $ 37,628 | $ 43 | $ 988 | $ (158) |
| Foreign exchange / interest rate risk | | | | | | | |
| Cross-currency interest rate swaps | 58,556 | 17,314 | 33,774 | 7,468 | 2,667 | 526 | 63 |
| Interest rate swaps | 29,331 | 8,146 | 18,720 | 2,465 | – | 1 | 315 |
| | $ 294,657 | $ 111,552 | $ 135,544 | $ 47,561 | $ 2,710 | $ 1,515 | $ 220 |
| **Total** | $ 433,200 | $ 178,495 | $ 204,299 | $ 50,406 | $ 4,298 | $ 2,050 | $ 1,890 |
| **2024** **Cash flow hedges** | | | | | | | |
| Foreign exchange risk | | | | | | | |
| Cross-currency interest rate swaps | $ 29,207 | $ 14,559 | $ 14,648 | $ – | $ 1,008 | $ 366 | $ 713 |
| Interest rate risk | | | | | | | |
| Interest rate swaps | 41,233 | 1,462 | 38,178 | 1,593 | – | 8 | 1,625 |
| Equity share price risk | | | | | | | |
| Equity swaps | 2,087 | 1,810 | 277 | – | 156 | 3 | 920 |
| | $ 72,527 | $ 17,831 | $ 53,103 | $ 1,593 | $ 1,164 | $ 377 | $ 3,258 |
| **NIFO hedges** | | | | | | | |
| Foreign exchange risk | | | | | | | |
| Foreign exchange forwards | $ 7,658 | $ 7,658 | $ – | $ – | $ 15 | $ 106 | $ (51) |
| Deposits [2] | 32,084 | 32,084 | – | – | n/a | n/a | (216) |
| | $ 39,742 | $ 39,742 | $ – | $ – | $ 15 | $ 106 | $ (267) |
| **Fair value hedges** | | | | | | | |
| Interest rate risk | | | | | | | |
| Interest rate swaps | $ 267,334 | $ 118,011 | $ 117,322 | $ 32,001 | $ 77 | $ 926 | $ (2,116) |
| Foreign exchange / interest rate risk | | | | | | | |
| Cross-currency interest rate swaps | 41,491 | 13,249 | 25,647 | 2,595 | 1,617 | 758 | 51 |
| Interest rate swaps | 21,336 | 6,591 | 14,257 | 488 | – | 15 | 694 |
| | $ 330,161 | $ 137,851 | $ 157,226 | $ 35,084 | $ 1,694 | $ 1,699 | $ (1,371) |
| **Total** | $ 442,430 | $ 195,424 | $ 210,329 | $ 36,677 | $ 2,873 | $ 2,182 | $ 1,620 |

(1) For some hedge relationships, we apply a combination of derivatives to hedge the underlying exposures; therefore, the notional amounts of the derivatives generally exceed the carrying amount of the hedged items.
(2) Notional amount represents the principal amount of deposits as at October 31, 2025 and October 31, 2024.
n/a Not applicable.

The following table provides the average rate or price of the hedging derivatives:

| As at October 31 | | Average exchange rate [1] | | Average fixed interest rate [1] | Average share price |
|---|---|---|---|---|---|
| **2025** | **Cash flow hedges** | | | | |
| | Foreign exchange risk | | | | |
| | Cross-currency interest rate swaps | AUD – CAD | **0.90** | **n/a** | **n/a** |
| | | EUR – CAD | **1.53** | **n/a** | **n/a** |
| | | GBP – CAD | **1.77** | **n/a** | **n/a** |
| | Interest rate risk | | | | |
| | Interest rate swaps | | **n/a** CAD | **2.83 %** | **n/a** |
| | | | **n/a** USD | **3.68 %** | **n/a** |
| | Equity share price risk | | | | |
| | Equity swaps | | **n/a** | **n/a** | **$ 89.81** |
| | **NIFO hedges** | | | | |
| | Foreign exchange risk | | | | |
| | Foreign exchange forwards | AUD – CAD | **0.93** | **n/a** | **n/a** |
| | | HKD – CAD | **0.18** | **n/a** | **n/a** |
| | **Fair value hedges** | | | | |
| | Interest rate risk | | | | |
| | Interest rate swaps | | **n/a** CAD | **2.90 %** | **n/a** |
| | Foreign exchange / interest rate risk | | | | |
| | Cross-currency interest rate swaps | EUR – CAD | **1.50** | **0.94 %** | **n/a** |
| | | CHF – CAD | **1.41** | **n/a** | **n/a** |
| | | USD – CAD | **1.42** | **2.56 %** | **n/a** |
| | Interest rate swaps | | **n/a** CHF | **0.26 %** | **n/a** |
| | | | **n/a** EUR | **1.24 %** | **n/a** |
| | | | **n/a** GBP | **1.14 %** | **n/a** |
| | | | **n/a** USD | **3.82 %** | **n/a** |
| 2024 | **Cash flow hedges** | | | | |
| | Foreign exchange risk | | | | |
| | Cross-currency interest rate swaps | AUD – CAD | 0.91 | n/a | n/a |
| | | EUR – CAD | 1.47 | n/a | n/a |
| | | GBP – CAD | 1.70 | n/a | n/a |
| | Interest rate risk | | | | |
| | Interest rate swaps | | n/a CAD | 3.44 % | n/a |
| | | | n/a USD | 4.09 % | n/a |
| | Equity share price risk | | | | |
| | Equity swaps | | n/a | n/a | $ 72.68 |
| | **NIFO hedges** | | | | |
| | Foreign exchange risk | | | | |
| | Foreign exchange forwards | AUD – CAD | 0.92 | n/a | n/a |
| | | HKD – CAD | 0.18 | n/a | n/a |
| | **Fair value hedges** | | | | |
| | Interest rate risk | | | | |
| | Interest rate swaps | | n/a CAD | 3.71 % | n/a |
| | Foreign exchange / interest rate risk | | | | |
| | Cross-currency interest rate swaps | EUR – CAD | 1.46 | 0.63 % | n/a |
| | | CHF – CAD | 1.38 | n/a | n/a |
| | | USD – CAD | 1.32 | 2.06 % | n/a |
| | Interest rate swaps | | n/a CHF | 0.23 % | n/a |
| | | | n/a EUR | 0.89 % | n/a |
| | | | n/a GBP | 0.82 % | n/a |

(1) Includes average foreign exchange rates and interest rates relating to significant hedging relationships.
n/a Not applicable.

**Designated hedged items**

The following table provides information on designated hedged items:

| $ millions, as at or for the year ended October 31 | Carrying amount of the hedged item | | Accumulated amount of fair value hedge adjustments on the hedged item | | Gains (losses) on change in fair value used for calculating hedge ineffectiveness |
|---|---|---|---|---|---|
| | Assets | Liabilities | Assets | Liabilities | |
| **2025** **Cash flow hedges** [1] | | | | | |
| Foreign exchange risk | | | | | |
| Deposits | $ – | $ 22,807 | n/a | n/a | $ (687) |
| Interest rate risk | | | | | |
| Loans | 53,148 | – | n/a | n/a | (565) |
| Equity share price risk | | | | | |
| Share-based payment | – | 2,824 | n/a | n/a | (713) |
| | $ 53,148 | $ 25,631 | n/a | n/a | $ (1,965) |
| **NIFO hedges** | $ 41,733 | $ – | n/a | n/a | $ 297 |
| **Fair value hedges** [2] | | | | | |
| Interest rate risk | | | | | |
| Securities | $ 85,323 | $ – | $ 931 | $ – | $ 1,114 |
| Loans | 11,014 | – | 97 | – | (186) |
| Deposits | – | 99,987 | – | (664) | (741) |
| Subordinated indebtedness | – | 5,530 | – | 142 | (60) |
| Foreign exchange / interest rate risk | | | | | |
| Securities | 14 | – | – | – | – |
| Deposits | – | 31,903 | – | (375) | (372) |
| | $ 96,351 | $ 137,420 | $ 1,028 | $ (897) | $ (245) |
| **2024** **Cash flow hedges** [1] | | | | | |
| Foreign exchange risk | | | | | |
| Deposits | $ – | $ 16,524 | n/a | n/a | $ (710) |
| Interest rate risk | | | | | |
| Loans | 41,233 | – | n/a | n/a | (1,622) |
| Equity share price risk | | | | | |
| Share-based payment | – | 2,074 | n/a | n/a | (920) |
| | $ 41,233 | $ 18,598 | n/a | n/a | $ (3,252) |
| **NIFO hedges** | $ 39,742 | $ – | n/a | n/a | $ 267 |
| **Fair value hedges** [2] | | | | | |
| Interest rate risk | | | | | |
| Securities | $ 72,816 | $ – | $ (115) | $ – | $ 3,446 |
| Loans | 51,302 | – | 770 | – | 1,057 |
| Deposits | – | 133,104 | – | (1,142) | (2,135) |
| Subordinated indebtedness | – | 6,189 | – | 96 | (207) |
| Foreign exchange / interest rate risk | | | | | |
| Deposits | – | 21,531 | – | (733) | (741) |
| | $ 124,118 | $ 160,824 | $ 655 | $ (1,779) | $ 1,420 |

(1) As at October 31, 2025, the amount remaining in AOCI related to discontinued cash flow hedges was a net gain of $544 million (2024: net loss of $198 million).
(2) As at October 31, 2025, the accumulated fair value hedge net asset adjustment remaining on the consolidated balance sheet related to discontinued fair value hedges was $126 million (2024: net liability adjustment of $286 million).
n/a  Not applicable.

**Hedge accounting gains (losses) in the consolidated statement of comprehensive income**

| $ millions, for the year ended October 31 | Beginning balance of AOCI – hedge reserve (after-tax) | Change in the value of the hedging instrument recognized in OCI (before-tax) | Amount reclassified from accumulated OCI to income (before-tax) [1] | Tax benefit (expense) | Ending balance of AOCI hedge reserve (after-tax) | Hedge ineffectiveness gains (losses) recognized in income |
|---|---|---|---|---|---|---|
| **2025** **Cash flow hedges** | | | | | | |
| **Foreign exchange risk** | $ (20) | $ 687 | $ (672) | $ (4) | $ (9) | $ (1) |
| **Interest rate risk** | 396 | 565 | 79 | (179) | 861 | 3 |
| **Equity share price risk** | 133 | 713 | (692) | (6) | 148 | – |
| | $ 509 | $ 1,965 | $ (1,285) | $ (189) | $ 1,000 | $ 2 |
| **NIFO hedges – foreign exchange risk** | | | | | | |
| **Hedges of net investment in foreign operations** | $ (3,215) | $ (297) | $ – | $ (68) | $ (3,580) | $ – |
| **2024** **Cash flow hedges** | | | | | | |
| Foreign exchange risk | $ (27) | $ 710 | $ (701) | $ (2) | $ (20) | $ 3 |
| Interest rate risk | (970) | 1,622 | 270 | (526) | 396 | 3 |
| Equity share price risk | (29) | 920 | (696) | (62) | 133 | – |
| | $ (1,026) | $ 3,252 | $ (1,127) | $ (590) | $ 509 | $ 6 |
| **NIFO hedges – foreign exchange risk** | | | | | | |
| Hedges of net investment in foreign operations | $ (2,948) | $ (267) | $ – | $ – | $ (3,215) | $ – |

(1) During the year ended October 31, 2025, the amount reclassified from AOCI to net income for cash flow hedges of forecasted transactions that were no longer expected to occur was nil (2024: nil).

**Hedge accounting gains (losses) in the consolidated statement of income**

| $ millions, for the year ended October 31 | | Gains (losses) on the hedging instruments | Gains (losses) on the hedged items attributable to hedged risk | Hedge ineffectiveness gains (losses) recognized in income |
|---|---|---|---|---|
| **2025** | **Fair value hedges** | | | |
| | **Interest rate risk** | **$ (158)** | **$ 127** | **$ (31)** |
| | **Foreign exchange / interest rate risk** | **378** | **(372)** | **6** |
| | | **$ 220** | **$ (245)** | **$ (25)** |
| 2024 | **Fair value hedges** | | | |
| | Interest rate risk | $ (2,116) | $ 2,161 | $ 45 |
| | Foreign exchange / interest rate risk | 745 | (741) | 4 |
| | | $ (1,371) | $ 1,420 | $ 49 |

## Note 14 | Subordinated indebtedness

The debt issues included in the table below are outstanding unsecured obligations of CIBC and its subsidiaries and are subordinated to the claims of depositors and other creditors as set out in their terms. Foreign currency denominated indebtedness funds foreign currency denominated assets. All redemptions are subject to regulatory approval.

### Terms of subordinated indebtedness

| $ millions, as at October 31 | | | | | | **2025** | | 2024 | |
|---|---|---|---|---|---|---|---|---|---|
| | | Earliest date redeemable | | | | | | | |
| Interest rate % | Contractual maturity date | At greater of Canada Yield Price [1] and par | At par | Denominated in foreign currency | | **Par value** | **Carrying value [2]** | Par value | Carrying value [2] |
| 8.70 | May 25, 2029 [3] | | | | $ | **25** | $ **30** | $ 25 | $ 31 |
| 2.01 [4][5] | July 21, 2030 | | July 21, 2025 | | | **–** | **–** | 1,000 | 979 |
| 11.60 | January 7, 2031 | January 7, 1996 | | | | **200** | **192** | 200 | 186 |
| 1.96 [4][6] | April 21, 2031 | | April 21, 2026 | | | **1,000** | **988** | 1,000 | 958 |
| 10.80 | May 15, 2031 | May 15, 2021 | | | | **150** | **144** | 150 | 140 |
| 4.20 [4][7] | April 7, 2032 | | April 7, 2027 | | | **1,000** | **1,003** | 1,000 | 993 |
| 8.70 | May 25, 2032 [3] | | | | | **25** | **33** | 25 | 33 |
| 5.33 [4][8] | January 20, 2033 | | January 20, 2028 | | | **1,000** | **1,011** | 1,000 | 1,060 |
| 5.35 [4][9] | April 20, 2033 | | April 20, 2028 | | | **750** | **765** | 750 | 750 |
| 8.70 | May 25, 2033 [3] | | | | | **25** | **34** | 25 | 34 |
| 5.30 [4][10] | January 16, 2034 | | January 16, 2029 | | | **1,250** | **1,293** | 1,250 | 1,250 |
| 4.90 [4][11] | June 12, 2034 | | June 12, 2029 | | | **1,000** | **1,034** | 1,000 | 1,000 |
| 4.15 [4][12] | April 2, 2035 | | April 2, 2030 | | | **1,250** | **1,252** | – | – |
| 8.70 | May 25, 2035 [3] | | | | | **25** | **35** | 25 | 35 |
| Floating [13] | July 31, 2084 | | July 27, 1990 | US$38 million | | **–** | **–** | 53 | 53 |
| Floating [14] | August 31, 2085 | | August 20, 1991 | US$10 million | | **–** | **–** | 13 | 13 |
| | | | | | | **7,700** | **7,814** | 7,516 | 7,515 |
| Subordinated indebtedness sold short (held) for trading purposes | | | | | | **5** | **5** | (50) | (50) |
| Total subordinated indebtedness | | | | | $ | **7,705** | $ **7,819** | $ 7,466 | $ 7,465 |

(1) Canada Yield Price: a price calculated at the time of redemption to provide a yield to maturity equal to the yield of a Government of Canada bond of appropriate maturity plus a pre-determined spread.
(2) Carrying values of fixed-rate subordinated indebtedness notes reflect the impact of interest rate hedges in an effective hedge relationship.
(3) Not redeemable prior to maturity date.
(4) Debentures are also subject to a non-viability contingent capital (NVCC) provision, necessary for the Debentures to qualify as Tier 2 regulatory capital under Basel III. As such, the Debentures are automatically converted into common shares upon the occurrence of a Trigger Event as described in the capital adequacy guidelines. In such an event, the Debentures are convertible into a number of common shares, determined by dividing 150% of the par value plus accrued and unpaid interest by the average common share price (as defined in the relevant prospectus supplements) subject to a minimum price of $2.50 per share (subject to adjustment in certain events as defined in the relevant prospectus supplements).
(5) On July 21, 2025, we redeemed all $1.0 billion of our 2.01% Debentures due July 21, 2030. In accordance with their terms, the Debentures were redeemed at 100% of their principal amount, together with accrued and unpaid interest thereon.
(6) Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 0.56% above the three-month Canadian dollar bankers' acceptance rate or an appropriate alternative rate.
(7) Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at Daily Compounded Canadian Overnight Repo Rate Average (CORRA) plus 1.69%.
(8) Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at Daily Compounded CORRA plus 2.37%.
(9) Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at Daily Compounded CORRA plus 2.23%.
(10) Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at Daily Compounded CORRA plus 2.02%.
(11) Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at Daily Compounded CORRA plus 1.56%.
(12) Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at Daily Compounded CORRA plus 1.72%.
(13) On January 31, 2025, we redeemed all US$38 million of our Floating Rate Subordinated Capital Debentures due 2084. In accordance with their terms, the Debentures were redeemed at 100% of their principal amount, together with accrued and unpaid interest thereon.
(14) On February 28, 2025, we redeemed all US$10 million of our Floating Rate Subordinated Capital Debentures due 2085. In accordance with their terms, the Debentures were redeemed at 100% of their principal amount, together with accrued and unpaid interest thereon.

# Note 15 | Common and preferred shares and other equity instruments

The following table presents the number of common and preferred shares outstanding and dividends paid, and other equity instruments and distributions paid thereon:

## Common and preferred shares outstanding and other equity instruments

$ millions, except number of shares and per share amounts, as at or for the year ended October 31

|  | 2025 | | | | 2024 | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
|  | Shares outstanding | | Dividends and distributions paid | | Shares outstanding | | Dividends and distributions paid | |
|  | Number of shares | Amount | Amount | $ per share | Number of shares | Amount | Amount | $ per share |
| Common shares | 926,610,598 | $ 16,842 | $ 3,629 | $ 3.88 | 942,285,419 | $ 17,009 | $ 3,382 | $ 3.60 |
| **Class A Preferred Shares** | | | | | | | | |
| Series 39 [1] | – | – | – | – | – | – | 11 | 0.70 |
| Series 41 [2] | – | – | 3 | 0.24 | 12,000,000 | 300 | 12 | 0.98 |
| Series 43 [3] | – | – | 7 | 0.59 | 12,000,000 | 300 | 9 | 0.79 |
| Series 47 | 18,000,000 | 450 | 26 | 1.47 | 18,000,000 | 450 | 27 | 1.47 |
| Series 49 [4] | – | – | – | – | – | – | 8 | 0.65 |
| Series 51 [5] | – | – | – | – | – | – | 10 | 0.97 |
| Series 56 | 600,000 | 600 | 44 | 73.65 | 600,000 | 600 | 44 | 73.65 |
| Series 57 | 500,000 | 500 | 37 | 73.37 | 500,000 | 500 | 22 | 42.92 |
| Series 61 | 150,000 | 150 | 6 | 37.95 | – | – | – | – |
| Total | | $ 1,700 | $ 123 | | | $ 2,150 | $ 143 | |
| Treasury shares – common shares [6] | 3,438 | $ 3 | | | 9,179 | $ 2 | | |
| Treasury shares – preferred shares [6] | (1,223) | (1) | | | (3,778) | (4) | | |
| **Other Equity Instruments [7]** | | | | | | | | |
| Limited Recourse Capital Notes Series 1 [8] | | $ – | $ 30 | 4.375 % | | $ 750 | $ 33 | 4.375 % |
| Limited Recourse Capital Notes Series 2 | | 750 | 30 | 4.000 % | | 750 | 30 | 4.000 % |
| Limited Recourse Capital Notes Series 3 | | 800 | 57 | 7.150 % | | 800 | 57 | 7.150 % |
| Limited Recourse Capital Notes Series 4 | | 500 | 38 | 6.987 % | | 500 | – | 6.987 % |
| Limited Recourse Capital Notes Series 5 [9] | | 693 | 48 | 6.950 % | | – | – | – |
| Limited Recourse Capital Notes Series 6 | | 450 | 17 | 6.369 % | | – | – | – |
| Limited Recourse Capital Notes Series 7 [9] | | 1,027 | 21 | 7.000 % | | – | – | – |
| Limited Recourse Capital Notes Series 8 | | 450 | – | 5.898 % | | – | – | – |
| Total | | $ 4,670 | $ 241 | | | $ 2,800 | $ 120 | – |

(1) Series 39 preferred shares were redeemed at par value for a total price of $400 million on July 31, 2024.
(2) Series 41 preferred shares were redeemed at par value for a total price of $300 million on January 31, 2025.
(3) Series 43 preferred shares were redeemed at par value for a total price of $300 million on July 31, 2025.
(4) Series 49 preferred shares were redeemed at par value for a total price of $325 million on April 30, 2024.
(5) Series 51 preferred shares were redeemed at par value for a total price of $250 million on July 31, 2024.
(6) A long position in our own shares is shown as a negative number, which reduces the number of shares outstanding. A short position is shown as a positive number, which adds to the number of shares outstanding. See Note 1 to the consolidated financial statements for the accounting policy on treasury shares.
(7) See the "Limited Recourse Capital Notes (LRCNs)" section below for details.
(8) Limited Recourse Capital Notes Series 1 were redeemed at their principal amount of $750 million on September 29, 2025.
(9) For Limited Recourse Capital Notes – Series 5 and Series 7, the amount represents the Canadian dollar equivalent of the U.S. dollar notional amount.

## Common shares

CIBC's authorized capital consists of an unlimited number of common shares, without nominal or par value.

### Common shares issued

$ millions, except number of shares, as at or for the year ended October 31

|  | 2025 | | 2024 | |
| --- | --- | --- | --- | --- |
|  | Number of shares | Amount | Number of shares | Amount |
| Balance at beginning of year | 942,294,598 | $ 17,011 | 931,098,941 | $ 16,082 |
| Issuance pursuant to: | | | | |
| Equity-settled share-based compensation plans | 2,824,550 | 168 | 2,593,751 | 148 |
| Shareholder investment plan [1] | 629 | – | 10,986,157 | 698 |
| Employee share purchase plan [2] | – | – | 2,626,726 | 173 |
|  | 945,119,777 | $ 17,179 | 947,305,575 | $ 17,101 |
| Purchase of common shares for cancellation | (18,500,000) | (335) | (5,000,000) | (90) |
| Treasury shares | (5,741) | 1 | (10,977) | – |
| Balance at end of year | 926,614,036 | $ 16,845 | 942,294,598 | $ 17,011 |

(1) Commencing with dividends paid on January 28, 2025 and for future dividends declared until further notice, common shares received by participants under the shareholder investment plan were purchased from the open market, a change from issuance from Treasury. For the share purchase option, this change became effective February 1, 2025. Commencing with the dividends paid on July 29, 2024, common shares received by participants were issued from Treasury without a discount.
(2) Commencing October 11, 2024, employee contributions to our Canadian ESPP were invested to acquire common shares in the open market. Previously, these shares were issued from Treasury.

### Common shares reserved for issue

As at October 31, 2025, 19,949,155 common shares (2024: 22,773,705) were reserved for future issue pursuant to stock option plans, 33,960,071 common shares (2024: 33,960,700) were reserved for future issue pursuant to the Shareholder Investment Plan, 3,731,131 common shares (2024: 3,731,131) were reserved for future issue pursuant to the ESPP and other activities, and 7,061,332,920 common shares (2024: 6,318,544,500) were

reserved for future issue pursuant to instruments which include an NVCC provision requiring conversion into common shares upon the occurrence of a Trigger Event as described in the capital adequacy guidelines.

### Normal course issuer bid (NCIB)

On September 8, 2025, we announced that the Toronto Stock Exchange (TSX) had accepted the notice of our intention to commence an NCIB. Purchases under this bid will be completed upon the earlier of: (i) CIBC purchasing 20 million common shares; (ii) CIBC providing a notice of termination; or (iii) September 9, 2026. 3,500,000 common shares were purchased and cancelled during the fourth quarter at an average price of $112.54 for a total amount of $393 million.

The following table shows common shares purchased and cancelled under current and previously expired NCIBs.

| $ millions, except number of shares, as at or for the year ended October 31 | **2025** | | 2024 | | Total | |
|---|---|---|---|---|---|---|
| TSX approval date | **Number of shares** | **Amount** | Number of shares | Amount | Number of shares | Amount |
| September 5, 2024 (1) | **15,000,000** | **$ 1,338** | 5,000,000 | $ 419 | 20,000,000 | $ 1,757 |
| September 5, 2025 (2) | **3,500,000** | **393** | – | – | 3,500,000 | 393 |
| Total | **18,500,000** | **$ 1,731** | 5,000,000 | $ 419 | 23,500,000 | $ 2,150 |

(1) Common shares were repurchased at an average price of $87.80 under this NCIB.
(2) Common shares were repurchased at an average price of $112.54 under this NCIB.

## Preferred shares and other equity instruments

### Preferred shares

CIBC is authorized to issue an unlimited number of Class A Preferred Shares and Class B Preferred Shares without nominal or par value, issuable in series, provided that, for each class of preferred shares, the maximum aggregate consideration for all outstanding shares at any time does not exceed $10 billion. There are no Class B Preferred Shares currently outstanding.

*Terms of Class A Preferred Shares*

Non-cumulative Rate Reset Class A Preferred Shares Series 47, 56, 57 and 61 (NVCC) are redeemable instruments, subject to regulatory approval, for cash by CIBC on or after the specified redemption dates at the cash redemption prices indicated in the terms of the preferred shares. These preferred shares are compound instruments with both equity and liability features as payments of dividends and principal in cash are made at our discretion. The liability component has a nominal value and, as a result, the full proceeds received upon issuance have been presented as equity on the consolidated balance sheet, and any dividend payments paid thereon are accounted for as equity distributions.

$ millions, except per share amounts, outstanding as at October 31, 2025

| | Par value | Cash redemption price per share | Current dividend rate | Issue date | Dividend payment frequency | Dividends per share (1) | Next dividend reset date (2) | Dividend after reset | Earliest specified redemption date (3)(4) |
|---|---|---|---|---|---|---|---|---|---|
| Series 47 (5)(6) | $ 450 | $ 25.00 | 5.878 % | January 18, 2018 | Quarterly | $ 0.367375 | January 31, 2028 | GoC (7) + 2.45 % | January 31, 2028 |
| Series 56 | 600 | 1,000.00 | 7.365 % | September 16, 2022 | Semi-annual | 36.825 | October 28, 2027 | GoC (7) + 4.20 % | September 28-October 28, 2027 |
| Series 57 | 500 | 1,000.00 | 7.337 % | March 12, 2024 | Semi-annual | 36.685 | April 12, 2029 | GoC (7) + 3.90 % | March 12-April 12, 2029 |
| Series 61 | 150 | 1,000.00 | 6.369 % | March 24, 2025 | Semi-annual | 31.845 | April 28, 2030 | GoC (7) + 3.65 % | March 28-April 28, 2030 |

(1) Dividends may be adjusted depending on the timing of issuance or redemption.
(2) Subsequent interest reset dates are every five years from the date shown.
(3) Redemptions are subject to regulatory approval and certain provisions of the shares. Redemptions may be in whole or in part.
(4) Redemptions are at par. Subsequent redemption dates are every five years after this date.
(5) Interest rate was reset January 31, 2023.
(6) Holders have the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 48 (NVCC) (Series 48 shares), subject to certain conditions, on January 31, 2023 and on January 31 every five years thereafter. Holders of the Series 48 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 2.45%. Holders of the then outstanding Series 48 shares may convert their shares on a one-for-one basis into Series 47 shares, subject to certain conditions, on January 31, 2028 and on January 31 every five years thereafter.
(7) The prevailing five-year Government of Canada bond yield.

### Limited Recourse Capital Notes (LRCNs)(1)

The LRCNs are compound instruments with both equity and liability features as payments of interest and principal in cash are made at our discretion, as the sole recourse of each Note holder in the event of non-payment will be limited to that holder's proportionate share of the Non-cumulative Rate Reset Class A Preferred Shares Series held in the CIBC LRCN Limited Recourse Trust (Limited Recourse Trust). The liability component of the LRCNs has a nominal value and, as a result, the full proceeds received upon the issuance of the LRCNs have been presented as equity on the consolidated balance sheet, and any interest payments paid thereon are accounted for as equity distributions. Our significant terms and conditions are presented in the table below:

$ millions, outstanding as at October 31, 2025

| | Par value | Current interest rate | Issue date | Payment frequency | Next interest reset date (2) | Interest rate reference after reset | Earliest specified redemption date (3) | Maturity date |
|---|---|---|---|---|---|---|---|---|
| Series 2 | $ 750 | 4.000 % | September 14, 2021 | Semi-annual | January 28, 2027 | GoC (4) + 3.10 % | December 28, 2026-January 28, 2027 (5) | January 28, 2082 |
| Series 3 | $ 800 | 7.150 % | June 15, 2022 | Semi-annual | July 28, 2027 | GoC (4) + 4.00 % | June 28-July 28, 2027 (5) | July 28, 2082 |
| Series 4 | $ 500 | 6.987 % | June 25, 2024 | Semi-annual | July 28, 2029 | GoC (4) + 3.70 % | June 28-July 28, 2029 (5) | July 28, 2084 |
| Series 5 | US$ 500 | 6.950 % | November 5, 2024 | Quarterly | January 28, 2030 | UST (6) + 2.83 % | January 28, 2030 (7) | January 28, 2085 |
| Series 6 | $ 450 | 6.369 % | March 24, 2025 | Semi-annual | April 30, 2030 | GoC (4) + 3.65 % | March 28-April 28, 2030 (5) | April 28, 2085 |
| Series 7 | US$ 750 | 7.000 % | July 14, 2025 | Quarterly | October 28, 2030 | UST (6) + 3.00 % | October 28, 2030 (7) | October 28, 2085 |
| Series 8 | $ 450 | 5.898 % | September 29, 2025 | Semi-annual | January 28, 2031 | GoC (4) + 3.11 % | December 28, 2030-January 28, 2031 (5) | January 28, 2086 |

(1) LRCN Series 2, 3, 4, 5, 6, 7, and 8 (NVCC) (subordinated indebtedness) were concurrently issued with Non-cumulative 5-Year Fixed Rate Reset Class A Preferred Shares Series 54, 55, 58, 59, 60, 62, and 63 (NVCC), respectively, which are held by the consolidated entity, Limited Recourse Trust, and, as a result, eliminated in CIBC's consolidated financial statements. In the event of non-payment by CIBC of the principal amount of, interest on, or redemption price for the LRCNs when due, the sole remedy of each LRCN Note holder is limited to that holder's proportionate share of the Series' Class A Preferred Shares held in the Limited Recourse Trust.
(2) Subsequent interest reset dates are five years from the date shown, with the last interest rate reset date five years before the maturity date.
(3) Redemptions are subject to regulatory approval. Redemptions may be in whole or in part.
(4) The prevailing five-year Government of Canada bond yield.
(5) Redemptions are at par. Subsequent redemption dates are every five years after this date.
(6) The prevailing five-year US Treasury rate.
(7) Redemptions are at par. Subsequent redemption dates are every January 28, April 28, July 28 and October 28 after this date.

**NVCC conversion mechanics**

Each series of Class A Preferred Shares and LRCNs discussed above are subject to an NVCC provision, necessary for the shares and LRCNs to qualify as Tier 1 regulatory capital under Basel III. As such, the Class A Preferred Shares and LRCNs are automatically converted into common shares upon the occurrence of a Trigger Event. As described in the Capital Adequacy Guidelines, a Trigger Event occurs when OSFI determines the bank is or is about to become non-viable and, if after conversion of all contingent instruments and consideration of any other relevant factors or circumstances, it is reasonably likely that its viability will be restored or maintained; or if the bank has accepted or agreed to accept a capital injection or equivalent support from a federal or provincial government, without which OSFI would have determined the bank to be non-viable. In such an event, Class A Preferred Shares Series 47, 56, 57 and 61 will be converted into a number of common shares, determined by dividing the par value plus accrued and unpaid interest by the average common share price (as defined in the relevant prospectus supplements) subject to a minimum price of $2.50 per share (subject to adjustment in certain events as defined in the relevant prospectus supplements). Series 54, 55, 58, 59, 60, 62 and 63 Preferred Shares held in the Limited Recourse Trust will automatically and immediately be converted, without the consent of LRCN Note holders, into a variable number of common shares which will be delivered to LRCN Note holders in satisfaction of the principal amount of, and accrued and unpaid interest on, all of the LRCNs. All claims of LRCN Note holders against CIBC under the LRCNs will be extinguished upon receipt of such common shares.

## Restrictions on the payment of dividends

Under Section 79 of the *Bank Act* (Canada), a bank, including CIBC, is prohibited from declaring or paying any dividends on its preferred or common shares if there are reasonable grounds for believing that the bank is, or the payment would cause it to be, in contravention of any capital adequacy or liquidity regulation or any direction to the bank made by OSFI.

In addition, our ability to pay common share dividends is also restricted by the terms of the outstanding preferred shares. These terms provide that we may not pay dividends on our common shares at any time without the approval of holders of the outstanding preferred shares, unless all dividends to preferred shareholders that are then payable have been declared and paid or set apart for payment. Our Series 54, 55, 58, 59, 60, 62 and 63 Preferred Shares further limit the payment of dividends on the outstanding Class A Preferred Shares Series 47, 56, 57 and 61 in certain limited circumstances.

Currently, these limitations do not restrict the payment of dividends on our preferred or common shares.

## Capital

**Objectives, policy and procedures**

Our overall capital management objective is to employ a strong and efficient capital base. We manage capital in accordance with a capital policy approved by the Board, which includes specific guidelines that relate to capital strength, capital mix, dividends and return of capital, and the unconsolidated capital adequacy of regulated entities. Capital is monitored continuously for compliance.

Each year, a Capital Plan and three-year outlook are established as a part of the financial plan, and they encompass all material elements of capital: forecasts of sources and uses of capital including earnings, dividends, business growth, and corporate initiatives, as well as maturities, redemptions, and issuances of capital instruments. The Capital Plan is stress-tested to ensure that it is sufficiently robust under severe but plausible stress scenarios. The level of capital and capital ratios are monitored throughout the year including a comparison to the Capital Plan. There were no significant changes made to the objectives, policy, guidelines and procedures during the year.

*Regulatory capital, leverage and total loss absorbing capacity (TLAC) requirements*

Our regulatory capital requirements are determined in accordance with guidelines issued by OSFI, which are based on the capital standards developed by the Basel Committee on Banking Supervision (BCBS).

CIBC has been designated by OSFI as a domestic systemically important bank (D-SIB) in Canada, and is subject to a Common Equity Tier 1 (CET1) surcharge equal to 1.0% of risk-weighted assets (RWA). OSFI also expected D-SIBs to hold a Domestic Stability Buffer (DSB) of 3.5% as at October 31, 2025 and 2024. The resulting targets established by OSFI for D-SIBs, including all buffer requirements, for CET1, Tier 1 and Total capital ratios are 11.5%, 13.0%, and 15.0%, respectively.

Regulatory capital consists of CET1, Tier 1 and Tier 2 capital. CET1 capital includes common shares, retained earnings, AOCI (excluding AOCI relating to cash flow hedges and changes to FVO liabilities attributable to changes in own credit risk), and qualifying instruments issued by a consolidated banking subsidiary to third parties, less regulatory adjustments for items such as goodwill and other intangible assets (net of related deferred tax liabilities), certain deferred tax assets, net assets related to defined benefit pension plans as reported on our consolidated balance sheet (net of related deferred tax liabilities), and certain investments. Additional Tier 1 (AT1) capital primarily includes NVCC preferred shares, LRCNs, and qualifying instruments issued by a consolidated subsidiary to third parties. Tier 2 capital includes NVCC subordinated indebtedness, eligible general allowance, and qualifying instruments issued by a consolidated subsidiary to third parties.

To supplement risk-based capital requirements, OSFI expects federally regulated deposit-taking institutions to have a leverage ratio, which is a non-risk-based capital metric, that meets or exceeds 3.5%, including a 0.5% D-SIB buffer.

OSFI also requires D-SIBs to maintain a supervisory target TLAC ratio (which builds on the risk-based capital ratios) and a minimum TLAC leverage ratio (which builds on the leverage ratio). OSFI expects D-SIBs to have a minimum risk-based TLAC ratio of 21.5% plus the then applicable DSB requirement (3.5% as noted above), and a minimum TLAC leverage ratio of 7.25%. TLAC consists of regulatory capital and bail-in eligible liabilities that have residual maturity greater than one year.

These targets may be higher for certain institutions at OSFI's discretion. During the years ended October 31, 2025 and 2024, we have complied with OSFI's regulatory capital, leverage ratio, and TLAC requirements.

Our capital, leverage and TLAC ratios are presented in the table below:

| $ millions, as at October 31 | | 2025 | 2024 |
|---|---|---|---|
| CET1 capital | | $ 47,718 | $ 44,516 |
| Tier 1 capital | A | 54,105 | 49,481 |
| Total capital | | 62,287 | 56,809 |
| Total RWA | B | 357,803 | 333,502 |
| CET1 ratio | | 13.3 % | 13.3 % |
| Tier 1 capital ratio | | 15.1 % | 14.8 % |
| Total capital ratio | | 17.4 % | 17.0 % |
| Leverage ratio exposure | C | $ 1,261,098 | $ 1,155,432 |
| Leverage ratio | A/C | 4.3 % | 4.3 % |
| TLAC available | D | $ 114,102 | $ 101,062 |
| TLAC ratio | D/B | 31.9 % | 30.3 % |
| TLAC leverage ratio | D/C | 9.0 % | 8.7 % |

## Note 16 | Share-based payments

We provide the following share-based compensation to certain employees and directors in the form of cash-settled or equity-settled awards.

### Restricted share award plan

Under the RSA plan, share unit equivalents (RSA units) are granted to certain key employees on an annual basis or during the year as special grants. RSA grants are made in the form of cash-settled awards which generally vest and settle in cash either at the end of three years or one-third annually beginning one year after the date of the grant. Dividend equivalents on RSA units are paid in cash or in the form of additional RSA units to the employees at the end of the vesting period or settlement date.

Grant date fair value of each cash-settled RSA unit granted is calculated based on the average closing price per common share on the TSX for the 10 trading days prior to a date specified in the grant terms. Upon vesting, each RSA unit is settled in cash based on the average closing price per common share on the TSX for the 10 trading days prior to the vesting date.

During the year, 5,648,682 RSAs were granted at a weighted-average price of $90.60 (2024: 7,327,029 granted at a weighted-average price of $53.93) and the number of RSAs outstanding as at October 31, 2025 was 19,337,420 (2024: 19,761,344). Compensation expense in respect of RSAs, before the impact of hedging for changes in share price, totalled $1,069 million in 2025 (2024: $1,007 million). As at October 31, 2025, liabilities in respect of RSAs, which are included in Other liabilities, were $2,029 million (2024: $1,506 million).

### Performance share unit plan

Under the PSU plan, awards are granted to certain key employees on an annual basis in December. PSU grants are made in the form of cash-settled awards which vest and settle in cash at the end of three years. Dividend equivalents on PSUs are provided in the form of additional PSUs.

The grant date fair value of each cash-settled PSU is calculated based on the average closing price per common share on the TSX for the 10 trading days prior to a date specified in the grant terms. The final number of PSUs that vest will range from 75% to 125% of the initial number awarded based on CIBC's performance relative to the other major Canadian banks. Beginning with awards granted in December 2023, the final number of PSUs that will vest is also based upon CIBC's performance relative to internal targets. Upon vesting, each PSU is settled in cash based on the average closing price per common share on the TSX for the 10 trading days prior to the vesting date.

During the year, 1,595,731 PSUs were granted at a weighted-average price of $90.74 (2024: 2,220,555 granted at a weighted-average price of $53.77). As at October 31, 2025, the number of PSUs outstanding, before the impact of CIBC's relative performance, was 6,063,223 (2024: 6,227,116). Compensation expense in respect of PSUs, before the impact of hedging for changes in share price, totalled $414 million in 2025 (2024: $380 million). As at October 31, 2025, liabilities in respect of PSUs, which are included in Other liabilities, were $795 million (2024: $568 million).

### Deferred share unit plan/deferred compensation plan

Under the DSU plan and DCP plan, certain employees can elect to receive DSUs in exchange for cash compensation that they would otherwise be entitled to. In addition, certain key employees are granted DSUs during the year as special grants. DSUs are generally fully vested upon grant or vest in accordance with the vesting schedule defined in the grant agreement and settle in cash on a date within the period specified in the plan terms. Employees receive dividend equivalents in the form of additional DSUs. Effective January 1, 2024, the DCP was amended to no longer permit the grant of new DSU awards.

Grant date fair value of each cash-settled DSU that is not granted under the DCP is calculated based on the average closing price per common share on the TSX for the 10 trading days prior to a date specified in the grant terms. These DSUs are settled in cash based on the average closing price per common share on the TSX for the 10 trading days prior to the payout date and after the employee's termination of employment. The grant date fair value for DCP grants was based on the closing stock price on the New York Stock Exchange (NYSE) on the last day of the calendar quarter. Upon distribution, DSUs granted under the DCP plan are settled in cash based on the closing price per common share on the NYSE on the business day that the payment is made.

During the year, 240,014 DSUs were granted at a weighted-average price of $90.88 (2024: 413,925 granted at a weighted-average price of $56.06) and the number of DSUs outstanding as at October 31, 2025 was 2,692,494 (2024: 2,463,430). Compensation expense in respect of DSUs, before the impact of hedging for changes in share price, totalled $119 million in 2025 (2024: $126 million). As at October 31, 2025, liabilities in respect of DSUs, which are included in Other liabilities, were $345 million (2024: $238 million).

### Directors' plans

Each director who is not an officer or employee of CIBC may elect to receive: (i) the annual equity retainer as either DSUs or common shares, under the Director DSU/Common Share Election Plan; and (ii) all or a portion of their remuneration in the form of cash, common shares or DSUs under the Non-Officer Director Share Plan.

The value of DSUs credited to a director is payable when he or she is no longer a director or employee of CIBC or of an affiliate of CIBC, and for directors subject to section 409A of the U.S. Internal Revenue Code of 1986, as amended, the director is not providing any services to CIBC or any member of its controlled group as an independent contractor. In addition, under the Director DSU/Common Share Election Plan, the value of DSUs is payable only if the director is not related to, or affiliated with, CIBC as defined in the *Income Tax Act* (Canada).

Other non-interest expense in respect of the DSU components, before the impact of hedging for changes in share price of these plans, totalled $13 million in 2025 (2024: $14 million). As at October 31, 2025, liabilities in respect of DSUs, which are included in Other liabilities, were $38 million (2024: $25 million).

### Stock option plans

Under the ESOP, stock options are periodically granted to certain key employees. Options provide the employee with the right to purchase common shares from CIBC at a fixed price not less than the closing price of the shares on the trading day immediately preceding the grant date. In general, the options vest by the end of the fourth year and expire 10 years from the grant date.

The following tables summarize the activities of the stock options and provide additional details related to stock options outstanding and vested.

| As at or for the year ended October 31 | 2025 | | 2024 | |
| --- | --- | --- | --- | --- |
| | Number of stock options | Weighted-average exercise price [1] | Number of stock options | Weighted-average exercise price |
| Outstanding at beginning of year | 15,967,581 | $ 58.55 | 14,688,079 | $ 58.47 |
| Granted | 2,422,512 | 94.35 | 3,973,361 | 56.55 |
| Exercised [2] | (2,824,550) | 54.71 | (2,593,751) | 52.72 |
| Forfeited/cancelled/expired | (44,171) | 66.86 | (100,108) | 60.44 |
| Outstanding at end of year | 15,521,372 | $ 64.81 | 15,967,581 | $ 58.55 |
| Exercisable at end of year | 4,508,217 | $ 58.94 | 5,033,423 | $ 55.17 |
| Available for grant | 4,427,783 | | 6,806,124 | |

(1)  For foreign currency-denominated options granted and exercised during the year, the weighted-average exercise prices are converted using exchange rates as at the grant date and settlement date, respectively. The weighted-average exercise price of outstanding balances as at October 31, 2025 reflects the conversion of foreign currency-denominated options at the year-end exchange rate.
(2)  The weighted-average share price at the date of exercise was $96.04 (2024: $65.04).

| As at October 31, 2025 | Stock options outstanding | | | Stock options vested | |
| --- | --- | --- | --- | --- | --- |
| Range of exercise prices | Number outstanding | Weighted-average contractual life remaining | Weighted-average exercise price | Number outstanding | Weighted-average exercise price |
| $1.00 – $50.00 | 29,118 | 0.21 | $ 39.44 | 29,118 | $ 39.44 |
| $50.01 – $60.00 | 10,327,462 | 6.59 | 57.10 | 2,988,762 | 55.22 |
| $60.01 – $70.00 | 484,573 | 2.12 | 60.01 | 484,573 | 60.01 |
| $70.01 – $80.00 | 2,266,832 | 6.09 | 70.05 | 1,005,764 | 70.05 |
| $90.01 – $100.00 | 2,413,387 | 9.10 | 94.35 | – | 94.35 |
| Total | 15,521,372 | 6.75 | $ 64.84 | 4,508,217 | $ 58.94 |

The fair value of options granted during the year was measured at the grant date using the Black-Scholes option pricing model. Model assumptions are based on observable market data for the risk-free interest rate and dividend yield, contractual terms for the exercise price, and historical experience for expected life. Volatility assumptions are best estimates of market implied volatility matching the exercise price and expected life of the options.

The following weighted-average assumptions were used as inputs into the Black-Scholes option pricing model to determine the fair value of options on the date of grant:

| For the year ended October 31 | 2025 | 2024 |
| --- | --- | --- |
| **Weighted-average assumptions** | | |
| Risk-free interest rate | 2.66 % | 3.74 % |
| Expected dividend yield | 4.65 % | 7.50 % |
| Expected share price volatility | 15.60 % | 19.47 % |
| Expected life | 6 years | 6 years |
| Share price/exercise price | $ 94.35 | $ 56.55 |

For 2025, the weighted-average grant date fair value of options was $7.53 (2024: $4.01).

Compensation expense in respect of stock options totalled $20 million in 2025 (2024: $16 million).

### Employee share purchase plan

Under our Canadian ESPP, qualifying employees can choose each year to have any portion of their eligible earnings withheld to purchase common shares. We match 50% of the employee contribution amount, up to a maximum contribution of 3% of eligible earnings, subject to a ceiling of $2,250 annually. CIBC contributions vest after employees have two years of continuous participation in the plan, and all subsequent contributions vest immediately. Similar programs exist in other regions globally, where each year qualifying employees can choose to have a portion of their eligible earnings withheld to purchase common shares and receive a matching employer contribution subject to each plan's provisions. Commencing October 11, 2024, employee contributions to our Canadian ESPP were used to acquire common shares in the open market. Previously, these shares were issued from Treasury. CIBC Caribbean operates an ESPP locally, in which contributions are used by the plan trustee to purchase CIBC Caribbean common shares in the open market.

Our contributions are expensed as incurred and totalled $68 million in 2025 (2024: $63 million).

## Note 17 | Post-employment benefits

We sponsor pension and other post-employment benefit plans for eligible employees in a number of jurisdictions including Canada, the U.S., and the Caribbean. Our pension plans include registered funded defined benefit pension plans, supplemental arrangements that provide pension benefits in excess of statutory limits, and defined contribution plans. We also provide certain health-care, life insurance, and other benefits to eligible employees and retired members. Plan assets and defined benefit obligations related to our defined benefit plans are measured for accounting purposes as at October 31 each year.

### Plan characteristics, funding and risks

**Pension plans**

Pension plans include CIBC's Canadian, U.S., and Caribbean pension plans. CIBC's Canadian pension plans represent approximately 92% of our consolidated defined benefit obligation. All of our Canadian pension plans are defined benefit plans, the most significant of which is our principal Canadian pension plan (the CIBC Pension Plan), which encompasses approximately 73,000 active, deferred, and retired members.

The CIBC Pension Plan provides members with monthly pension income at retirement based on a prescribed plan formula which is based on a combination of maximum yearly pensionable earnings, average earnings at retirement and length of service recognized in the plan. There is a two-year waiting period for members to join the CIBC Pension Plan.

The CIBC Pension Plan is funded through a separate trust. Actuarial funding valuations are prepared by the Plan's external actuary at least once every three years or more frequently as required by Canadian pension legislation to determine CIBC's minimum funding requirements as well as maximum permitted contributions. Any deficits determined in the funding valuations must generally be funded over a period not exceeding fifteen years. CIBC's pension funding policy is to make at least the minimum annual required contributions required by regulations. Any contributions in excess of the minimum requirements are discretionary.

The CIBC Pension Plan is registered with OSFI and the Canada Revenue Agency (CRA) and is subject to the acts and regulations that govern federally regulated pension plans.

**Other post-employment plans**

Other post-employment plans include CIBC's Canadian, U.S. and Caribbean post-retirement health-care benefit plans (referred to for disclosure purposes as other post-employment plans). CIBC's Canadian other post-employment plan (the Canadian post-employment plan) represents more than 93% of our consolidated other post-employment defined benefit obligation.

The Canadian post-employment plan provides medical, dental and life insurance benefits to retirees that meet specified eligibility requirements, including specified age and service period eligibility requirements. CIBC reimburses 100% of the cost of benefits for eligible employees that retired prior to January 1, 2009, whereas the contribution level for medical and dental benefits for eligible employees that retire subsequent to this date has been fixed at a specified level. The plan is funded on a pay-as-you-go basis.

**Benefit changes**

There were no material changes to the terms of our Canadian defined benefit pension plans in 2025 or 2024.

**Risks**

CIBC's defined benefit plans expose the group to actuarial risks (such as longevity risk), currency risk, interest rate risk, market (investment) risk and health-care cost inflation risks.

The CIBC Pension Plan operates a currency overlay strategy, which may use forwards or similar instruments, to manage and mitigate its currency risk.

Interest rate risk is managed as part of the CIBC Pension Plan's liability-driven investment strategy through a combination of physical bonds, overlays funded in the repo market, and/or derivatives.

Market (investment) risk is mitigated through a multi-asset portfolio construction process that diversifies across a variety of market risk drivers.

The use of derivatives within the CIBC Pension Plan is governed by its derivatives policy that was approved by the Pension Benefits Management Committee (PBMC) and permits the use of derivatives to manage risk at the discretion of the Pension Investment Committee (PIC). In addition to the management of interest rate risk, risk reduction and mitigation strategies may include hedging of currency, credit spread and/or equity risks. The derivatives policy also permits the use of derivatives to enhance plan returns.

### Plan governance

All of CIBC's pension arrangements are governed by local pension committees, senior management or a board of trustees. However, all significant plan changes require approval from the Management Resources and Compensation Committee (MRCC). For the Canadian pension plans, the MRCC is responsible for setting the strategy for the pension plans, reviewing material risks, performance including funded status, and approving material design or governance changes.

While specific investment policies are determined at a plan level to reflect the unique characteristics of each plan, common investment policies for all plans include the optimization of the risk-return relationship using a portfolio of multiple asset classes diversified by market segment, economic sector, and issuer. The objectives are to secure the benefits promised by our funded plans, to maximize long-term investment returns while not compromising the benefit security of the respective plans, manage the level of funding contributions in conjunction with the stability of the funded status, and implement all policies in a cost effective manner. Investments in quoted debt and equity (held either directly or indirectly through investment funds) represent the most significant asset allocations.

The use of derivatives is limited to the purposes and instruments described in the derivatives policy of the CIBC Pension Plan. These include the use of synthetic debt or equity instruments, currency hedging, risk reduction and enhancement of returns.

Investments in specific asset classes are further diversified across funds, managers, strategies, sectors and geographies, depending on the specific characteristics of each asset class.

The exposure to any one of these asset classes will be determined by our assessment of the needs of the plan assets and economic and financial market conditions. Factors evaluated before adopting the asset mix include demographics, cash-flow payout requirements, liquidity requirements, actuarial assumptions, expected benefit increases, and plan funding requirements.

Management of the assets of the various Canadian plans has been delegated primarily to the PIC, which is a committee that is composed of CIBC management. The PIC is responsible for the appointment and termination of individual investment managers (which includes CIBC Asset Management Inc., a wholly owned subsidiary of CIBC), who each have investment discretion within established target asset mix ranges as set by the PBMC. Should a fund's actual asset mix fall outside specified ranges, the assets are re-balanced as required to be within the target asset mix ranges. On a periodic basis, an Asset-Liability Matching study is performed in which the consequences of the strategic investment policies are analyzed.

Management of the actuarial valuations of the various Canadian plans is primarily the responsibility of the PBMC. The PBMC is responsible for approving the actuarial assumptions for the valuations of the plans, and for recommending the level of annual funding for the Canadian plans to CIBC senior management.

Local committees with similar mandates manage our non-Canadian plans and annually report back to the MRCC on all material governance activities.

### Amounts recognized on the consolidated balance sheet

The following tables present the financial position of our defined benefit pension and other post-employment plans for Canada, the U.S., the U.K., and our Caribbean subsidiaries. Other minor plans operated by some of our subsidiaries are not material and are not included in these disclosures.

| | Pension plans | | Other post-employment plans | |
|---|---|---|---|---|
| $ millions, as at or for the year ended October 31 | **2025** | 2024 | **2025** | 2024 |
| **Defined benefit obligation** | | | | |
| Balance at beginning of year | $ **7,942** | $ 7,060 | $ **419** | $ 422 |
| Current service cost | **227** | 190 | **5** | 5 |
| Interest cost on defined benefit obligation | **386** | 396 | **20** | 24 |
| Employee contributions | **3** | 4 | **–** | – |
| Benefits paid | **(382)** | (365) | **(30)** | (32) |
| Settlement payments | **–** | (79) | **–** | – |
| Foreign exchange rate changes and other | **4** | 5 | **–** | – |
| Net actuarial (gains) losses on defined benefit obligation | **80** | 731 | **6** | – |
| Balance at end of year | $ **8,260** | $ 7,942 | $ **420** | $ 419 |
| **Plan assets** | | | | |
| Fair value at beginning of year | $ **9,326** | $ 8,091 | $ **–** | $ – |
| Interest income on plan assets [1] | **462** | 459 | **–** | – |
| Net actuarial gains (losses) on plan assets [1] | **385** | 1,079 | **–** | – |
| Employer contributions | **181** | 146 | **30** | 32 |
| Employee contributions | **3** | 4 | **–** | – |
| Benefits paid | **(382)** | (365) | **(30)** | (32) |
| Settlement payments | **–** | (79) | **–** | – |
| Plan administration costs | **(7)** | (8) | **–** | – |
| Increase (decrease) due to plan settlements | **–** | (10) | **–** | – |
| Foreign exchange rate changes and other | **7** | 9 | **–** | – |
| Fair value at end of year | $ **9,975** | $ 9,326 | $ **–** | $ – |
| Net defined benefit asset (liability) | **1,715** | 1,384 | **(420)** | (419) |
| Valuation allowance [2] | **(74)** | (47) | **–** | – |
| Net defined benefit asset (liability), net of valuation allowance | $ **1,641** | $ 1,337 | $ **(420)** | $ (419) |

(1) The actual return on plan assets for the year was a gain of $847 million (2024: gain of $1,538 million).
(2) The valuation allowance reflects the effect of asset ceiling on plans with a net defined benefit asset.

The net defined benefit asset (liability), net of valuation allowance, included in other assets and other liabilities is as follows:

| | Pension plans | | Other post-employment plans | |
|---|---|---|---|---|
| $ millions, as at October 31 | **2025** | 2024 | **2025** | 2024 |
| Other assets | $ **1,678** | $ 1,378 | $ **–** | $ – |
| Other liabilities | **(37)** | (41) | **(420)** | (419) |
| Net defined benefit asset (liability), net of valuation allowance | $ **1,641** | $ 1,337 | $ **(420)** | $ (419) |

The defined benefit obligation and plan assets by region are as follows:

| | Pension plans | | Other post-employment plans | |
|---|---|---|---|---|
| $ millions, as at October 31 | **2025** | 2024 | **2025** | 2024 |
| Defined benefit obligation | | | | |
| Canada | $ **7,592** | $ 7,291 | $ **391** | $ 389 |
| U.S. and the Caribbean | **668** | 651 | **29** | 30 |
| Defined benefit obligation at end of year | $ **8,260** | $ 7,942 | $ **420** | $ 419 |
| Plan assets | | | | |
| Canada | $ **9,006** | $ 8,441 | $ **–** | $ – |
| U.S. and the Caribbean | **969** | 885 | **–** | – |
| Plan assets at end of year | $ **9,975** | $ 9,326 | $ **–** | $ – |

**Amounts recognized in the consolidated statement of income**

The net defined benefit expense for our defined benefit plans in Canada, the U.S., the U.K., and the Caribbean is as follows:

| $ millions, for the year ended October 31 | Pension plans 2025 | Pension plans 2024 | Other post-employment plans 2025 | Other post-employment plans 2024 |
|---|---|---|---|---|
| Current service cost [1] | $ 227 | $ 190 | $ 5 | $ 5 |
| Past service cost | – | – | – | – |
| Interest cost on defined benefit obligation | 386 | 396 | 20 | 24 |
| Interest income on plan assets | (462) | (459) | – | – |
| Interest expense on effect of asset ceiling | 3 | 1 | – | – |
| Special termination benefits | – | – | – | – |
| Plan administration costs | 7 | 8 | – | – |
| Net defined benefit plan expense recognized in net income | $ 161 | $ 136 | $ 25 | $ 29 |

(1) The 2025 and 2024 current service costs were calculated using separate discount rates of 4.88% and 5.61%, respectively, to reflect the longer duration of future benefits payments associated with the additional year of service to be earned by the plan's active participants.

**Amounts recognized in the consolidated statement of comprehensive income**

The net remeasurement gains (losses) recognized in OCI for our defined benefit plans in Canada, the U.S., the U.K., and the Caribbean are as follows:

| $ millions, for the year ended October 31 | Pension plans 2025 | Pension plans 2024 [1] | Other post-employment plans 2025 | Other post-employment plans 2024 |
|---|---|---|---|---|
| Actuarial gains (losses) on defined benefit obligation arising from changes in: | | | | |
| Demographic assumptions | $ – | $ (1) | $ – | $ 34 |
| Financial assumptions | (46) | (768) | (4) | (36) |
| Experience | (34) | 38 | (2) | 2 |
| Net actuarial gains (losses) on plan assets | 385 | 1,079 | – | – |
| Changes in asset ceiling excluding interest income | (25) | (30) | – | – |
| Net remeasurement gains (losses) recognized in OCI | $ 280 | $ 318 | $ (6) | $ – |

(1) Includes the transfer of the accumulated actuarial losses of $5 million to retained earnings upon the settlement of a pension plan for one of our subsidiaries.

**Canadian defined benefit plans**

As the Canadian defined benefit pension and other post-employment benefit plans represent approximately 92% of our consolidated defined benefit obligation, they are the subject and focus of the disclosures in the balance of this note.

**Disaggregation and maturity profile of defined benefit obligation**

The breakdown of the defined benefit obligation for our Canadian plans between active, deferred and retired members is as follows:

| $ millions, as at October 31 | Pension plans 2025 | Pension plans 2024 | Other post-employment plans 2025 | Other post-employment plans 2024 |
|---|---|---|---|---|
| Active members | $ 3,757 | $ 3,558 | $ 79 | $ 74 |
| Deferred members | 510 | 490 | – | – |
| Retired members | 3,325 | 3,243 | 312 | 315 |
| Total | $ 7,592 | $ 7,291 | $ 391 | $ 389 |

The weighted-average duration of the defined benefit obligation for our Canadian plans is as follows:

| As at October 31 | Pension plans 2025 | Pension plans 2024 | Other post-employment plans 2025 | Other post-employment plans 2024 |
|---|---|---|---|---|
| Weighted-average duration, in years | 12.7 | 12.9 | 10.2 | 10.3 |

**Plan assets**

The major categories of our defined benefit pension plan assets for our Canadian plans are as follows:

| $ millions, as at October 31 | **2025** | | | 2024 | |
|---|---|---|---|---|---|
| **Asset category** [1] | | | | | |
| Canadian equity securities [2] | **$** | **523** | **6 %** | $ 472 | 6 % |
| Debt securities [3] | | | | | |
| Government bonds | | **5,794** | **64** | 5,419 | 64 |
| Corporate bonds | | **315** | **4** | 403 | 5 |
| | | **6,109** | **68** | 5,822 | 69 |
| Investment funds [4] | | | | | |
| Canadian equity funds | | **43** | **–** | 35 | – |
| U.S. equity funds | | **421** | **5** | 694 | 8 |
| International equity funds [5] | | **45** | **–** | 37 | – |
| Global equity funds [5] | | **1,415** | **16** | 1,150 | 15 |
| Fixed income funds | | **107** | **1** | 103 | 1 |
| | | **2,031** | **22** | 2,019 | 24 |
| Other [2] | | | | | |
| Alternative investments [6] | | **2,471** | **27** | 2,399 | 28 |
| Cash and cash equivalents and other | | **249** | **3** | 339 | 4 |
| Obligations related to securities sold under repurchase agreements and securities sold short | | **(2,377)** | **(26)** | (2,610) | (31) |
| | | **343** | **4** | 128 | 1 |
| Total | **$** | **9,006** | **100 %** | $ 8,441 | 100 % |

(1) Asset categories are based upon risk classification including synthetic exposure through derivatives. The fair value of derivatives as at October 31, 2025 was a net derivative liability of $29 million (2024: net derivative liability of $30 million).
(2) Pension benefit plan assets include CIBC issued securities and deposits of nil (2024: nil), representing nil of Canadian plan assets (2024: nil). All of the equity securities held as at October 31, 2025 and 2024 have daily quoted prices in active markets except hedge funds, infrastructure, and private equity.
(3) All debt securities held as at October 31, 2025 and 2024 are investment grade, of which $372 million (2024: $285 million) have daily quoted prices in active markets.
(4) $40 million (2024: $33 million) of the investment funds are directly held as at October 31, 2025 and have daily quoted prices in active markets.
(5) Global equity funds include North American and international investments, whereas International equity funds do not include North American investments.
(6) Comprised of private equity, infrastructure, private debt and real estate funds.

**Principal actuarial assumptions**

The weighted-average principal assumptions used to determine the defined benefit obligation for our Canadian plans are as follows:

| | Pension plans | | Other post-employment plans | |
|---|---|---|---|---|
| As at October 31 | **2025** | 2024 | **2025** | 2024 |
| Discount rate | **4.8 %** | 4.8 % | **4.7 %** | 4.8 % |
| Rate of compensation increase [1] | **2.5 %** | 2.5 % | **n/a** | n/a |

(1) Rates of compensation increase for 2025 and 2024 reflect the use of a salary growth rate assumption table that is based on the age and tenure of the employees. The table yields a weighted-average salary growth rate of approximately 2.5% per annum (2024: 2.5%).
n/a Not applicable

Assumptions regarding future mortality have been based on published statistics and mortality tables. The current longevities underlying the values of the defined benefit obligation of our Canadian plans are as follows (in years):

| As at October 31 | **2025** | 2024 |
|---|---|---|
| **Longevity at age 65 for current retired members** | | |
| Males | **23.6** | 23.6 |
| Females | **24.7** | 24.7 |
| **Longevity at age 65 for current members aged 45** | | |
| Males | **24.5** | 24.5 |
| Females | **25.6** | 25.6 |

The assumed health-care cost trend rates of the Canadian other post-employment plan providing medical, dental, and life insurance benefits are as follows:

| For the year ended October 31 | **2025** | 2024 |
|---|---|---|
| Health-care cost trend rates assumed for next year | **4.9 %** | 4.9 % |
| Rate to which the cost trend rate is assumed to decline | **4.0 %** | 4.0 % |
| Year that the rate reaches the ultimate trend rate | **2040** | 2040 |

**Sensitivity analysis**

Reasonably possible changes to one of the principal actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation of our Canadian plans as follows:

| Estimated increase (decrease) in defined benefit obligation | Pension plans | Other post-employment plans |
|---|---|---|
| $ millions, as at October 31 | **2025** | **2025** |
| **Discount rate (100 basis point change)** | | |
| Decrease in assumption | **$ 1,054** | **$ 44** |
| Increase in assumption | **(889)** | **(37)** |
| **Rate of compensation increase (100 basis point change)** | | |
| Decrease in assumption | **(205)** | **–** |
| Increase in assumption | **217** | **–** |
| **Health-care cost trend rates (100 basis point change)** | | |
| Decrease in assumption | **n/a** | **(13)** |
| Increase in assumption | **n/a** | **15** |
| **Future mortality** | | |
| 1 year shorter life expectancy | **(167)** | **(8)** |
| 1 year longer life expectancy | **161** | **8** |

n/a Not applicable.

The sensitivity analyses presented above are indicative only, and should be considered with caution as they have been calculated in isolation without changing other assumptions. In practice, changes in one assumption may result in changes in another, which may magnify or counteract the disclosed sensitivities.

**Future cash flows**

*Cash contributions*

The most recently completed actuarial valuation of the CIBC Pension Plan for funding purposes was as at October 31, 2024. The next actuarial valuation of this plan for funding purposes will be effective as of October 31, 2025.

The employer contributions for 2026 are anticipated to be $180 million for the CIBC Pension Plan. These estimates are subject to change since contributions are affected by various factors, such as market performance, regulatory requirements, and management's ability to change funding policy.

*Expected future benefit payments*

The expected future benefit payments for our Canadian plans for the next 10 years are as follows:

| $ millions, for the year ended October 31 | 2026 | 2027 | 2028 | 2029 | 2030 | 2031–2035 | Total |
|---|---|---|---|---|---|---|---|
| Defined benefit pension plans | $ 375 | $ 387 | $ 402 | $ 417 | $ 433 | $ 2,374 | $ 4,388 |
| Other post-employment plans | 26 | 27 | 27 | 28 | 28 | 142 | 278 |
| Total | $ 401 | $ 414 | $ 429 | $ 445 | $ 461 | $ 2,516 | $ 4,666 |

**Defined contributions and other plans**

We also maintain defined contribution plans for certain employees and make contributions to government pension plans. The expense recognized in the consolidated statement of income for these benefit plans is as follows:

| $ millions, for the year ended October 31 | **2025** | 2024 |
|---|---|---|
| Defined contribution pension plans | **$ 84** | $ 72 |
| Government pension plans [1] | **227** | 197 |
| Total | **$ 311** | $ 269 |

(1) Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.

## Note 18 | Income taxes

### Total income taxes

| $ millions, for the year ended October 31 | 2025 | 2024 |
|---|---|---|
| **Consolidated statement of income** | | |
| Provision for (reversal of) current income taxes | | |
| Adjustments for prior years | $ **15** | $ (38) |
| Current income tax expense | **2,727** | 2,294 |
| | **2,742** | 2,256 |
| Provision for (reversal of) deferred income taxes | | |
| Adjustments for prior years | **(11)** | 37 |
| Effect of changes in tax rates and laws | **2** | 4 |
| Origination and reversal of temporary differences | **(248)** | (285) |
| | **(257)** | (244) |
| **Total income taxes** | **2,485** | 2,012 |
| **OCI** | **397** | 578 |
| **Total comprehensive income** | $ **2,882** | $ 2,590 |

### Components of income tax

| $ millions, for the year ended October 31 | 2025 | 2024 |
|---|---|---|
| **Current income taxes** | | |
| Federal [1] | $ **1,247** | $ 1,242 |
| Provincial | **803** | 795 |
| Foreign | **976** | 671 |
| | **3,026** | 2,708 |
| **Deferred income taxes** | | |
| Federal | **(150)** | (116) |
| Provincial | **(97)** | (82) |
| Foreign | **103** | 80 |
| | **(144)** | (118) |
| Total | $ **2,882** | $ 2,590 |

(1) Includes the impact of global minimum corporate tax (GMT).

We are subject to Canadian taxation on income of foreign branches. Earnings of foreign subsidiaries would generally only be subject to Canadian tax when distributed to Canada. Additional Canadian taxes that would be payable if all foreign subsidiaries' retained earnings were distributed to the Canadian parent as dividends are estimated to be nil.

The effective rates of income tax in the consolidated statement of income are different from the combined Canadian federal and provincial income tax rates as set out in the following table:

### Reconciliation of income taxes

| $ millions, for the year ended October 31 | 2025 | | 2024 | |
|---|---|---|---|---|
| Combined Canadian federal and provincial income tax rate applied to income before income taxes | $ **3,040** | **27.8 %** | $ 2,548 | 27.8 % |
| Income taxes adjusted for the effect of: | | | | |
| Foreign operations subject to different tax rates | **(487)** | **(4.5)** | (485) | (5.4) |
| Other [1] | **(68)** | **(0.6)** | (51) | (0.5) |
| Income taxes in the consolidated statement of income | $ **2,485** | **22.7 %** | $ 2,012 | 21.9 % |

(1) Includes the impact of GMT and tax-exempt income. Prior year amounts have been revised to conform to the presentation adopted in 2025.

## Deferred income taxes

**Sources of and movement in deferred tax assets and liabilities**

| $ millions, for the year ended October 31, 2025 | Net asset Nov. 1, 2024 | Recognized in net income | Recognized in OCI | Other[1] | Net asset Oct. 31, 2025 |
|---|---|---|---|---|---|
| *Deferred tax assets* | | | | | |
| **Allowance for credit losses** | $ 440 | $ 2 | $ – | $ 2 | $ 444 |
| **Deferred compensation** | 728 | 196 | – | 57 | 981 |
| **Financial instruments revaluation** | 8 | 10 | (15) | (3) | – |
| **Deferred income** | 248 | 49 | – | (9) | 288 |
| **Other** | 197 | 22 | (3) | 12 | 228 |
| | $ 1,621 | $ 279 | $ (18) | $ 59 | $ 1,941 |
| *Deferred tax liabilities* | | | | | |
| **Intangible assets** | $ (402) | $ 20 | $ – | $ – | $ (382) |
| **Property and equipment** | (90) | 6 | – | – | (84) |
| **Pension and employee benefits** | (218) | (6) | (66) | (1) | (291) |
| **Goodwill** | (93) | (1) | – | – | (94) |
| **Financial instruments revaluation** | (12) | (1) | (33) | 4 | (42) |
| **Other** | (34) | (40) | 4 | 2 | (68) |
| | $ (849) | $ (22) | $ (95) | $ 5 | $ (961) |
| **Total net deferred tax assets** | $ 772 | $ 257 | $ (113) | $ 64 | $ 980 |

(1) Includes foreign currency translation adjustments.

| $ millions, for the year ended October 31, 2024 | Net asset Nov. 1, 2023 | Recognized in net income | Recognized in OCI | Other[1] | Net asset Oct. 31, 2024 |
|---|---|---|---|---|---|
| *Deferred tax assets* | | | | | |
| Allowance for credit losses | $ 401 | $ 38 | $ – | $ 1 | $ 440 |
| Deferred compensation | 427 | 255 | – | 46 | 728 |
| Financial instruments revaluation | 91 | (19) | (59) | (5) | 8 |
| Deferred income | 235 | 13 | – | – | 248 |
| Other | 158 | 31 | 2 | 6 | 197 |
| | $ 1,312 | $ 318 | $ (57) | $ 48 | $ 1,621 |
| *Deferred tax liabilities* | | | | | |
| Intangible assets | $ (392) | $ (10) | $ – | $ – | $ (402) |
| Property and equipment | (67) | (22) | – | (1) | (90) |
| Pension and employee benefits | (132) | (19) | (68) | 1 | (218) |
| Goodwill | (91) | (1) | – | (1) | (93) |
| Financial instruments revaluation | (13) | – | – | 1 | (12) |
| Other | (10) | (22) | 1 | (3) | (34) |
| | $ (705) | $ (74) | $ (67) | $ (3) | $ (849) |
| Total net deferred tax assets | $ 607 | $ 244 | $ (124) | $ 45 | $ 772 |

(1) Includes foreign currency translation adjustments.

Deferred tax assets and liabilities are assessed by entity for presentation in our consolidated balance sheet. As a result, the net deferred tax assets of $980 million (2024: $772 million) are presented in the consolidated balance sheet as deferred tax assets of $1,027 million (2024: $821 million) and deferred tax liabilities of $47 million (2024: $49 million).

The deferred tax effect of tax loss carryforwards related to operating losses is $13 million (2024: $12 million), of which $1 million relates to the U.S., $7 million relates to Canada, and $5 million relates to the Caribbean, which expire in various years commencing in 2025.

The amount of unused operating tax losses for which deferred tax assets have not been recognized was $598 million as at October 31, 2025 (2024: $735 million), of which $60 million (2024: $3 million) relates to the U.S. region and $538 million (2024: $732 million) relates to the Caribbean region, which will generally expire within 7 to 10 years.

The amount of unused capital tax losses for which deferred tax assets have not been recognized was $482 million as at October 31, 2025 (2024: $482 million). These unused capital tax losses relate to Canada.

### Tax examinations and disputes

The CRA has reassessed CIBC's 2011–2020 taxation years for approximately $1,918 million of income taxes related to the denial of deductions of certain dividends. Subsequent taxation years may also be similarly reassessed. CIBC filed a Notice of Appeal in respect of its 2011 taxation year to put the matter in litigation. CIBC is confident that its tax filings are appropriate and intends to defend itself vigorously. Accordingly, no amounts have been accrued in the consolidated financial statements.

As previously reported, CIBC has potential aggregate exposure remaining in respect of foreign exchange capital loss matters of approximately $76 million. No amounts have been accrued in the consolidated financial statements.

### Global Minimum Tax

On June 20, 2024, Canada enacted the *Global Minimum Tax Act* to adopt the Organisation for Economic Co-operation and Development's Pillar Two, which implements a 15% global minimum corporate tax (GMT) on certain multinational enterprises. These rules applied to CIBC as of November 1, 2024.

The IASB previously issued "International Tax Reform – Pillar Two Model Rules", which amended IAS 12 to provide a temporary exception from the recognition and disclosure of deferred taxes arising from the implementation of Pillar Two Model Rules, which CIBC has applied.

The impact of GMT on CIBC's consolidated tax rate is within a 1% range for the year ended October 31, 2025.

## Note 19 | Earnings per share

| $ millions, except per share amounts, for the year ended October 31 | | 2025 | | 2024 |
|---|---|---|---|---|
| **Basic EPS** | | | | |
| Net income attributable to equity shareholders | $ | **8,429** | $ | 7,115 |
| Less: Preferred share dividends and distributions on other equity instruments | | **364** | | 263 |
| Net income attributable to common shareholders | | **8,065** | | 6,852 |
| Weighted-average common shares outstanding (thousands) | | **935,374** | | 939,352 |
| Basic EPS | $ | **8.62** | $ | 7.29 |
| **Diluted EPS** | | | | |
| Net income attributable to common shareholders | $ | **8,065** | $ | 6,852 |
| Weighted-average common shares outstanding (thousands) | | **935,374** | | 939,352 |
| Add: Stock options potentially exercisable [1] (thousands) | | **5,301** | | 2,360 |
| Weighted-average diluted common shares outstanding (thousands) | | **940,675** | | 941,712 |
| Diluted EPS | $ | **8.57** | $ | 7.28 |

(1) Excludes average options outstanding of nil (2024: 2,551,540) with a weighted-average exercise price of nil (2024: $70.05) for the year ended October 31, 2025, as the options' exercise prices were greater than the average market price of CIBC's common shares.

## Note 20 | Commitments, guarantees and pledged assets

### Commitments

**Credit-related arrangements**

Credit-related arrangements are generally off-balance sheet instruments and are typically entered into to meet the financing needs of clients. In addition, there are certain exposures for which we could be obligated to extend credit that are not recorded on the consolidated balance sheet. Our policy of requiring collateral or other security to support credit-related arrangements and the types of security held is generally the same as for loans. The contract amounts presented below for credit-related arrangements represent the maximum amount of additional credit that we could be obligated to extend. The contract amounts also represent the additional credit risk amounts should the contracts be fully drawn, the counterparties default and any collateral held proves to be of no value. As many of these arrangements will expire or terminate without being drawn upon, the contract amounts are not necessarily indicative of future cash requirements or actual risk of loss.

| $ millions, as at October 31 | | 2025 | | 2024 |
|---|---|---|---|---|
| | | | Contract amounts | |
| Unutilized credit commitments [1] | $ | **420,442** | $ | 383,882 |
| Backstop liquidity facilities | | **31,194** | | 23,734 |
| Standby and performance letters of credit | | **26,358** | | 22,181 |
| Documentary and commercial letters of credit | | **167** | | 183 |
| Other commitments to extend credit | | **2,722** | | 10,431 |
| Total | $ | **480,883** | $ | 440,411 |

(1) Includes $201.5 billion (2024: $189.6 billion) of personal, home equity and credit card lines, which are unconditionally cancellable at our discretion.

In addition, the client securities lending of the joint ventures which CIBC has with The Bank of New York Mellon totalled $104.4 billion (2024: $77.6 billion), of which $9.0 billion (2024: $7.6 billion) are transactions between CIBC and the joint ventures. CIBC has provided indemnities to customers of the joint ventures in respect of securities lending transactions with third parties amounting to $95.0 billion (2024: $70.0 billion).

For further information on the joint ventures, see Note 24.

*Unutilized credit commitments*

Unutilized credit commitments are the undrawn portion of lending facilities that we have approved to meet the requirements of clients. These lines may include various conditions that must be satisfied prior to drawdown and include facilities extended in connection with contingent acquisition financing. The credit risk associated with these lines arises from the possibility that a commitment will be drawn down as a loan at some point in the future, prior to the expiry of the commitment. The amount of collateral obtained, if deemed necessary, is based on our credit evaluation of the borrower and may include a charge over the present and future assets of the borrower.

*Backstop liquidity facilities*

We provide irrevocable backstop liquidity facilities primarily to ABCP conduits. We are the financial services agent for some of these conduits, while other conduits are administered by third parties. The liquidity facilities for our sponsored ABCP programs, Safe Trust, Sure Trust, Sound Trust, Stable Trust and Bay Square Funding LLC, require us to repay any maturing ABCP and/or fund any asset purchases that are not funded through issuance of commercial paper.

*Standby and performance letters of credit*

These represent an irrevocable obligation to make payments to third parties in the event that clients are unable to meet their contractual financial or performance obligations. The credit risk associated with these instruments is essentially the same as that involved in extending irrevocable loan commitments to clients. The amount of collateral obtained, if deemed necessary, is based on our credit evaluation of the borrower and may include a charge over present and future assets of the borrower.

*Documentary and commercial letters of credit*

Documentary and commercial letters of credit are short-term instruments issued on behalf of a client, authorizing a third-party, such as an exporter, to draw drafts on CIBC up to a specified amount, subject to specific terms and conditions. We are at risk for any drafts drawn that are not ultimately settled by the client; however, the amounts drawn are collateralized by the related goods.

*Other commitments to extend credit*

These represent other commitments to extend credit, and primarily include forward-dated securities financing trades in the form of securities purchased under resale agreements with various counterparties that are executed on or before the end of our reporting period and that settle shortly after period end, usually within five business days.

## Other commitments

As an investor in merchant banking activities, we enter into commitments to fund external private equity funds. In connection with these activities, we had commitments to invest up to $553 million (2024: $528 million).

In addition, we act as underwriter for certain new issuances under which we alone or together with a syndicate of financial institutions purchase these new issuances for resale to investors. As at October 31, 2025, the related underwriting commitments were $1,045 million (2024: $464 million).

## Guarantees and other indemnification agreements

### Guarantees

A guarantee is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor failed to make payment when due in accordance with the original or modified terms of a debt instrument. Guarantees include standby and performance letters of credit as discussed above, and credit derivatives protection sold, as discussed in Note 12.

We sponsor our clients to clear certain security repurchase and reverse repurchase transactions as sponsored members through the Fixed Income Clearing Corporation (FICC). As the sponsoring member, we guarantee our clients' performance obligation to the FICC under the FICC rules. Our guarantee is collateralized by cash or securities issued or guaranteed by the U.S. government, which are placed with the FICC. Therefore, we consider the risk of loss to be remote.

### Other indemnification agreements

In the ordinary course of business, we enter into contractual arrangements under which we may agree to indemnify the counterparty to such arrangement from any losses relating to a breach of representations and warranties, a failure to perform certain covenants, or for claims or losses arising from certain external events as outlined within the particular contract. This may include, for example, losses arising from changes in legislation, litigation, or claims relating to past performance. In addition, we indemnify each of our directors and officers to the extent permitted by law, against any and all claims or losses (including any amounts paid in settlement of any such claims) incurred as a result of their service to CIBC. In most indemnities, maximum loss clauses are generally not provided for, and as a result, no defined limit of the maximum potential liability exists. Amounts are accrued when we have a present legal or constructive obligation as a result of a past event, when it is both probable that an outflow of economic benefits will be required to resolve the matter, and when a reliable estimate can be made of the amount of the obligation. We believe that the likelihood of the conditions arising to trigger obligations under these contract arrangements is remote. Historically, any payments made in respect of these contracts have not been significant. Amounts related to these indemnifications, representations, and warranties reflected within the consolidated financial statements as at October 31, 2025 and 2024 are not significant.

## Pledged assets

In the normal course of business, on- and off-balance sheet assets are pledged as collateral for various activities. The following table summarizes asset pledging amounts and the activities to which they relate:

| $ millions, as at October 31 | 2025 | 2024 |
|---|---|---|
| **Assets pledged in relation to:** | | |
| Securities lending | $ **93,433** | $ 63,072 |
| Obligations related to securities sold under repurchase agreements | **130,197** | 109,151 |
| Obligations related to securities sold short | **24,244** | 21,642 |
| Securitizations | **18,090** | 20,105 |
| Covered bonds | **51,638** | 39,257 |
| Derivatives | **22,733** | 24,200 |
| Foreign governments and central banks [1] | **285** | 560 |
| Clearing systems, payment systems, and depositories [2] | **1,486** | 1,605 |
| Other | **12** | 11 |
| Total | $ **342,118** | $ 279,603 |

(1)  Includes assets pledged to maintain access to central bank facilities in foreign jurisdictions.
(2)  Includes assets pledged in order to participate in clearing and payment systems and depositories.

# Note 21 | Contingent liabilities and provisions

In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. Legal provisions are established if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made.

While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on our consolidated financial statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period. We regularly assess the adequacy of CIBC's litigation accruals and make the necessary adjustments to incorporate new information as it becomes available. Tax examinations and disputes are excluded. Income tax matters are addressed in Note 18.

CIBC considers losses to be reasonably possible when they are neither probable nor remote. It is reasonably possible that CIBC may incur losses in addition to the amounts recorded when the loss accrued is the mid-point of a range of reasonably possible losses, or the potential loss pertains to a matter in which an unfavourable outcome is reasonably possible but not probable.

CIBC believes the estimate of the aggregate range of reasonably possible losses, in excess of the amounts accrued, for its significant legal proceedings, where it is possible to make such an estimate, is from nil to approximately $0.4 billion as at October 31, 2025. This estimated aggregate range of reasonably possible losses is based upon currently available information for those significant proceedings in which CIBC is involved, taking into account CIBC's best estimate of such losses for those cases for which an estimate can be made. CIBC's estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of the liability has yet to be determined. The range does not include potential punitive damages. The matters underlying the estimated range as at October 31, 2025 consist of the significant legal matters disclosed below. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain matters, CIBC does not believe that an estimate can currently be made as many of them are in preliminary stages and certain matters have no specific amount claimed. Consequently, these matters are not included in the range.

The following is a description of CIBC's significant legal proceedings, which we intend to vigorously defend.

## Order Execution Only class actions:
**Pozgaj v. CIBC and CIBC Trust**
**Ciardullo v. 1832 Asset Management L.P., et al.**
**Ciardullo and Aggarwal v. 1832 Asset Management L.P., et al.**
**Woodard v. CIBC and CIBC Trust**

In September 2018, a proposed class action (*Pozgaj*) was filed in the Ontario Superior Court against CIBC and CIBC Trust. It alleges that the defendants should not have paid mutual fund trailing commissions to order execution only dealers. The action was brought on behalf of all persons who held units of CIBC mutual funds through order execution only dealers and seeks $200 million in damages. *Pozgaj* was certified as a class action in January 2024.

In July and August 2022, two proposed class actions (*Ciardullo* and *Ciardullo and Aggarwal*) were filed in the Ontario Superior Court against CIBC, CIBC Trust and several other financial institutions. Like the *Pozgaj* action, these actions allege that the defendants should not have paid mutual fund trailing commissions to order execution only dealers. However, the actions are brought on behalf of all persons who held units of CIBC mutual funds through dealers other than order execution only dealers. They seek unspecified damages. In November 2022, a further proposed class action (*Woodard*) was filed in the Ontario Superior Court with a new proposed representative plaintiff. *Woodard* raised identical allegations to *Ciardullo* and *Ciardullo and Aggarwal*, on behalf of an identical class, but only named CIBC and CIBC Trust as defendants. In August 2023, the *Ciardullo*, *Ciardullo and Aggarwal*, and *Woodard* actions were temporarily stayed pending a decision on liability in the *Pozgaj* action. The *Ciardullo* and *Ciardullo and Aggarwal* actions were discontinued in November 2024. In July 2025, settlement agreements were reached in the *Pozgaj* and *Woodard* actions, subject to court approval. Pursuant to the proposed settlements, CIBC will pay the plaintiffs in the *Pozgaj* action $26 million and pay the plaintiffs in the *Woodard* action $11 million. The *Pozgaj* settlement was approved by the court in November 2025, while the settlement approval motion in *Woodard* is scheduled for December 2025.

## York County on Behalf of the County of York Retirement Fund v. Rambo, et al.
In February 2019, a class action complaint was filed in the Northern District of California against the directors, certain officers and the underwriters of several senior note offerings of the Pacific Gas and Electric Company (PG&E) that took place between March 2016 and April 2018, the total issuance amount for the series of offerings being approximately US$4 billion. CIBC World Markets Corp. was part of the underwriting syndicate for an offering, whereby CIBC World Markets Corp. underwrote 6% of a US$650 million December 2016 issuance of senior notes. The offering involved the issuance of two tranches of notes: US$400 million of 30-year senior notes maturing in December 2046 and US$250 million of one-year floating rate notes that matured and were repaid in November 2017. The complaint alleges that the disclosure documentation associated with the note offerings contained misrepresentations and/or omissions of material facts, including with respect to PG&E's failure to comply with various safety regulations, vegetation management programs and requirements, as well as understating the extent to which its equipment has allegedly caused multiple fires in California, including before the wildfires that occurred in California in 2017 and 2018. In September 2025, the court granted the defendants' motions to dismiss in their entirety. In November 2025, the plaintiff filed its fourth amended complaint.

## Pope v. CIBC, CIBC Trust Corporation, and CIBC Asset Management Inc.
In August 2020, a proposed class action was filed in the Supreme Court of British Columbia against CIBC and CIBC Trust. The action alleges that the defendants misrepresented their investment strategy and charged unitholders excess fees in relation to certain CIBC mutual funds and certain CIBC portfolio funds. The action is brought on behalf of all persons who hold or held units of these funds from January 2005 to present and seeks unspecified compensatory and punitive damages. In December 2020, CIBC Asset Management Inc. was added as a defendant. The motion for class certification was heard in August 2021. In October 2022, the court ruled that the plaintiff was required to provide additional information before a final determination on certification could be made. In January 2023, the plaintiffs delivered a draft amended Statement of Claim. The motion to rule on the

plaintiffs' proposed amendments to the Statement of Claim, which was scheduled for July 2023, was adjourned. In March 2025, the plaintiffs served an amended Statement of Claim. The application for certification as a class action has been scheduled for January 2026.

### Salko v. CIBC Investor Services Inc., et al.

In March 2021, a proposed class action was commenced in Quebec against CIBC Investor Services Inc. and several other financial institutions. The plaintiff subsequently added CIBC World Markets Inc. and additional financial institutions as defendants. The action seeks the reimbursement of currency conversion fees alleged to have been unlawfully charged to class members and concealed by the defendants, as well as exemplary and punitive damages. The plaintiffs seek reimbursement of fees charged to clients since March 15, 2018, as well as punitive damages in the amount of 5% of the total sum of fees charged to class members, plus interest. The certification motion was heard in April 2022. In September 2022, the action was certified against CIBC Investor Services Inc. and several other order execution only dealers, and not certified against the full service brokerages, including CIBC World Markets Inc. The plaintiffs appealed the certification decision. The plaintiffs' appeal of the certification decision was heard in December 2023. In January 2025, the Quebec Court of Appeal dismissed the plaintiff's appeal of the certification decision. The class action continues to be certified against CIBC Investor Services Inc. and other defendants, but was dismissed against CIBC World Markets Inc.

### The Registered Retirement Savings Plan (RRSP) of J.T.G v. His Majesty The King

CIBC Trust Corporation is the trustee of a self-directed RRSP that has been the subject of proceedings in the Tax Court of Canada. The proceedings arise from appeals of tax assessments made by the Minister of National Revenue against the RRSP for the 2004 to 2009 taxation years under Parts I and XI.1 of the *Income Tax Act* (Canada). At the time they were made in March 2013, the Part I assessment amounted to approximately $139 million and the Part XI.1 reassessment totalled approximately $144 million, in each case including all taxes, penalties and interest. In April 2021, the Tax Court of Canada released a decision allowing the appeal in part of the assessment under Part I and dismissing the appeal of the reassessment under Part XI.1. The RRSP by its trustee CIBC Trust appealed this decision to the Federal Court of Appeal. To the extent there is a shortfall in the RRSP's ability to satisfy any of the Part XI.1 reassessment that may be upheld by the courts, CIBC Trust may be liable to pay a portion of that reassessment. The appeal was heard in May 2023. In July 2025, the Federal Court of Appeal dismissed the RRSP's appeal of assessments issued under Part I, allowed the RRSP's appeal of the assessments under Part XI.1 and vacated the related assessments, and reinstated the assessments of Part I tax for the 2005 taxation year that were vacated by the Tax Court of Canada. The RRSP, by its trustee CIBC Trust Corporation, has sought leave to appeal on the Part I tax decision and the Crown has filed its reply to the leave application. The Crown did not appeal the Federal Court of Appeal's decision which vacated the assessments under Part XI.1 and that decision is now final.

### Non-sufficient funds fees class actions:

**Vaillancourt-Thivierge v. Bank of Montreal, et al.**
**Campbell v. CIBC**

In September 2016, a proposed class action (*Vaillancourt-Thivierge*) was commenced in Quebec against CIBC and several other financial institutions with respect to charging non-sufficient funds fees (NSF Fees) for client payment orders refused due to insufficient funds. The action alleges that NSF Fees violate the Quebec *Consumer Protection Act* and the Quebec Civil Code. The action is brought on behalf of residents of Quebec who paid NSF fees from September 12, 2013 to present. The action seeks the return of NSF fees charged as well as punitive damages of $300 per class member. The court certified the matter as a class action in 2019.

In September 2022, a proposed class action (*Campbell*) was commenced in Ontario against CIBC on behalf of personal deposit accountholders who have been charged duplicative non-sufficient fund fees (representment NSF Fees) on their account for a single rejected payment order or cheque. The action alleges that this practice violates our account agreement with clients, the Ontario *Consumer Protection Act* and other consumer protection statutes. The action is brought on behalf of residents of Canada who paid representment NSF Fees from January 1, 2012 to present. The action seeks the return of the representment NSF Fees charged, as well as punitive damages. The matter was certified as a class action in June 2024.

### Quantum Biopharma v. CIBC World Markets Inc., et al.

In October 2024, CIBC World Markets Inc. and RBC Dominion Securities Inc. were named in a complaint filed in the U.S. District Court located in the Southern District of New York. The complaint, brought by Quantum Biopharma Ltd alleges that the defendants or their customers used "spoofing," an unlawful trading practice, to manipulate the market price of its shares between January 1, 2020, and August 15, 2024. The complaint further alleges that the defendants failed to fulfill their gatekeeping responsibilities by not designing, monitoring, and/or enforcing a system of risk management and supervisory controls, policies, and procedures that ensured their customers and traders did not manipulate the market, and complied with all applicable rules, regulations and laws. The plaintiff claims US$700 million in damages against the defendants. In January 2025, CIBC World Markets Inc. filed motions to dismiss. In May 2025, Quantum Biopharma filed an amended complaint. The defendants filed motions to dismiss in June 2025.

### Harrington Global Opportunity Fund v. CIBC World Markets Inc.

In 2021, Harrington Global Opportunity Fund Ltd., a Bermuda based hedge fund, brought suit against CIBC World Markets Inc. and certain other defendants in the United States District Court for the Southern District of New York. In November 2022, the plaintiff filed an amended complaint to add allegations seeking to hold defendants liable for trading by its customers. As against CIBC, the plaintiff claims that a CIBC customer allegedly spoofed the market by entering non-bona fide baiting (sell) orders through CIBC's direct market access platform in Canada, with intent to artificially depress the stock price of this inter-listed stock, and seeks to hold CIBC primarily responsible. The claim seeks unspecified damages.

### Reale v. CIBC

In June 2025, CIBC was served in Ontario with a proposed national class action. The action, which seeks $2 billion in damages on behalf of current and former employees alleges CIBC miscalculated various wages, including base salary, vacation pay, holiday pay and severance pay. CIBC is bringing a motion in May 2026 to strike all or parts of the Statement of Claim.

### Legal provisions

The following table presents changes in our legal provisions:

| $ millions, for the year ended October 31 | 2025 | 2024 |
|---|---:|---:|
| Balance at beginning of year | $ 108 | $ 140 |
| Additional new provisions recognized | 82 | 41 |
| Less: | | |
| Amounts incurred and charged against existing provisions | (40) | (70) |
| Unused amounts reversed and other adjustments [1] | (46) | (3) |
| Balance at end of year | $ 104 | $ 108 |

(1) Includes foreign currency translation adjustments.

### Restructuring

The amount of restructuring provision as at October 31, 2025 was nil (2024: $8 million).

## Note 22 | Concentration of credit risk

Concentration of credit exposure may arise with a group of counterparties that have similar economic characteristics or are located in the same geographic region. The ability of such counterparties to meet contractual obligations would be similarly affected by changing economic, political or other conditions.

The amounts of credit exposure associated with our on- and off-balance sheet financial instruments are summarized in the following table:

### Credit exposure by country of ultimate risk

| $ millions, as at October 31 | | | | 2025 | | | | 2024 |
|---|---:|---:|---:|---:|---:|---:|---:|---:|
| | Canada | U.S. | Other countries | Total | Canada | U.S. | Other countries | Total |
| **On-balance sheet** | | | | | | | | |
| Major assets [1][2][3] | $ 657,015 | $ 288,069 | $ 118,402 | $ 1,063,486 | $ 627,621 | $ 259,280 | $ 110,984 | $ 997,885 |
| **Off-balance sheet** | | | | | | | | |
| Credit-related arrangements | | | | | | | | |
| Financial institutions | $ 48,031 | $ 36,436 | $ 7,959 | $ 92,426 | $ 46,567 | $ 31,083 | $ 6,522 | $ 84,172 |
| Governments | 11,022 | 129 | 126 | 11,277 | 10,913 | 153 | 15 | 11,081 |
| Retail | 211,289 | 1,250 | 684 | 213,223 | 199,324 | 1,125 | 525 | 200,974 |
| Corporate | 85,458 | 60,355 | 18,144 | 163,957 | 80,644 | 49,994 | 13,546 | 144,184 |
| Total | $ 355,800 | $ 98,170 | $ 26,913 | $ 480,883 | $ 337,448 | $ 82,355 | $ 20,608 | $ 440,411 |

(1) Major assets consist of cash and deposits with banks, loans and acceptances net of allowance for credit losses, securities, securities borrowed or purchased under resale agreements, and derivative instruments.
(2) Includes Canadian currency of $630.8 billion (2024: $596.4 billion) and foreign currencies of $432.7 billion (2024: $401.5 billion).
(3) No industry or foreign jurisdiction accounted for 10% or more of loans and acceptances, net of allowance for credit losses, with the exception of the U.S., which accounted for 17% as at October 31, 2025 (2024: 15%), the real estate and construction sector, which across all jurisdictions accounted for 10% as at October 31, 2025 (2024: 10%) and the financial institutions sector, which across all jurisdictions accounted for 10% as at October 31, 2025 (2024: 8%). Canadian residential mortgages accounted for 48% as at October 31, 2025 (2024: 49%) of loans and acceptances, net of allowance for credit losses.

See Note 12 for derivative instruments by country and counterparty type of ultimate risk. In addition, see Note 20 for details on the client securities lending of the joint ventures which CIBC has with The Bank of New York Mellon.

Also see the shaded sections in "MD&A – Management of risk" for a detailed discussion on our credit risk.

## Note 23 | Related-party transactions

In the ordinary course of business, we provide banking services and enter into transactions with related parties on terms similar to those offered to unrelated parties. Related parties include key management personnel[1], their close family members, and entities that they or their close family members control or jointly control. Related parties also include associates and joint ventures accounted for under the equity method, and post-employment benefit plans for CIBC employees. Loans to these related parties are made in the ordinary course of business and on substantially the same terms as for comparable transactions with unrelated parties. As CIBC's subsidiaries are consolidated, transactions with these entities have been eliminated and are not reported as related-party transactions. We offer a subsidy on annual fees and preferential interest rates on credit card balances to senior officers, which is the same offer extended to all employees of CIBC.

### Key management personnel and their affiliates

As at October 31, 2025, loans to key management personnel[1] and their close family members and to entities that they or their close family members control or jointly control totalled $26 million (2024: $35 million), letters of credit and guarantees were nil (2024: nil), and undrawn credit commitments totalled $15 million (2024: $30 million). Of these outstanding balances, $23 million (2024: $33 million) were secured and $3 million (2024: $2 million) were unsecured. We have no provision for credit losses on impaired loans relating to these amounts for the years ended October 31, 2025 and 2024. Loans to these related parties are made in the ordinary course of business and on substantially the same terms as for comparable transactions with unrelated parties. We offer a subsidy on annual fees and preferential interest rates on credit card balances to senior officers, which is the same offer extended to all employees of CIBC.

(1) Key management personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of CIBC directly or indirectly and comprise the members of the Board (referred to as directors), the Group Executive Leadership Team (Group ELT) and certain named officers per the *Bank Act* (Canada) (collectively referred to as senior officers). Board members who are also Group ELT members are included as senior officers.

### Compensation of key management personnel

| $ millions, for the year ended October 31 | | **2025** | | | 2024 |
|---|---|---|---|---|---|
| | **Directors** | **Senior officers** | | Directors | Senior officers |
| Short-term benefits [1] | **$ 2** | **$ 29** | | $ 2 | $ 20 |
| Post-employment benefits | **–** | **2** | | – | 2 |
| Share-based benefits [2] | **2** | **53** | | 2 | 35 |
| Termination benefits [3] | **–** | **1** | | – | 1 |
| Total compensation | **$ 4** | **$ 85** | | $ 4 | $ 58 |

(1) Comprises salaries, statutory and non-statutory benefits related to senior officers and fees related to directors recognized during the year. Also includes annual incentive plan payments related to senior officers on a cash basis.
(2) Comprises grant-date fair values of awards granted in the year.
(3) Comprises payments made in the period to key management personnel and former key management personnel.

Refer to the following Notes for additional details on related-party transactions:

### Share-based payment plans
See Note 16 for details of these plans offered to directors and senior officers.

### Post-employment benefit plans
See Note 17 for related-party transactions between CIBC and the post-employment benefit plans.

### Equity-accounted associates and joint ventures
See Note 24 for details of our investments in equity-accounted associates and joint ventures.

## Note 24 | Investments in equity-accounted associates and joint ventures

### Joint ventures

CIBC is a 50/50 joint venture partner with The Bank of New York Mellon in two joint ventures: CIBC Mellon Trust Company and CIBC Mellon Global Securities Services Company Inc. (collectively referred to as CIBC Mellon), which provide trust and asset servicing, both in Canada. As at October 31, 2025, the carrying value of our investments in the joint ventures was $664 million (2024: $640 million), which was included in Corporate and Other. On November 1, 2024, CIBC Mellon Global Securities Services Company Inc. and CIBC Mellon Trust Company were amalgamated to form a single entity, CIBC Mellon Trust Company, with no impact to our consolidated financial statements.

As at October 31, 2025, loans to the joint ventures totalled nil (2024: nil) and undrawn credit commitments totalled $131 million (2024: $138 million).

CIBC, The Bank of New York Mellon, and CIBC Mellon have, jointly and severally, provided indemnities to customers of the joint ventures in respect of securities lending transactions. See Note 20 for additional details.

There was no unrecognized share of losses of any joint ventures, either for the year or cumulatively. In 2025 and 2024, none of our joint ventures experienced any significant restrictions to transfer funds in the form of cash dividends or distributions, or repayment of loans or advances.

The following table provides the summarized aggregate financial information related to our proportionate interest in the equity-accounted joint ventures:

| $ millions, for the year ended October 31 | 2025 | 2024 |
|---|---|---|
| Net income | $ 106 | $ 68 |
| OCI | 43 | 113 |
| Total comprehensive income | $ 149 | $ 181 |

### Associates

As at October 31, 2025, the total carrying value of our investments in associates was $144 million (2024: $145 million). These investments are unlisted associates with a fair value of $291 million (2024: $253 million), based on non-observable valuation inputs categorized as Level 3 valuation inputs within the fair value hierarchy. Of the total carrying value of our investments in associates, $43 million (2024: $39 million) was included in Canadian Personal and Business Banking, $18 million (2024: $23 million) in Canadian Commercial Banking and Wealth Management, nil (2024: nil) in U.S. Commercial Banking and Wealth Management, $48 million (2024: $45 million) in Capital Markets, and $35 million (2024: $38 million) in Corporate and Other.

As at October 31, 2025, loans to associates totalled nil (2024: nil) and undrawn credit commitments totalled $15 million (2024: $5 million). We also had commitments to invest up to nil (2024: nil) in our associates.

There was an unrecognized share of losses for associates of $5 million (2024: $6 million) for the year and $6 million (2024: $6 million) cumulatively. In 2025 and 2024, none of our associates experienced any significant restrictions to transfer funds in the form of cash dividends or distributions, or repayment of loans or advances.

The following table provides the summarized aggregate financial information related to our proportionate interest in equity-accounted associates:

| $ millions, for the year ended October 31 | 2025 | 2024 |
|---|---|---|
| Net income | $ 11 | $ 11 |
| OCI | − | − |
| Total comprehensive income | $ 11 | $ 11 |

## Note 25 | Significant subsidiaries

The following is a list of significant subsidiaries in which CIBC, either directly or indirectly, owns 100% of the voting shares, except where noted.

$ millions, as at October 31, 2025

| Subsidiary name [1] | Address of head or principal office | Book value of shares owned by CIBC [2] |
|---|---|---|
| **Canada and U.S.** | | |
| CIBC Asset Management Inc. | Toronto, Ontario, Canada | $ 444 |
| CIBC BA Limited | Toronto, Ontario, Canada | – [3] |
| CIBC Bancorp USA Inc. | Chicago, Illinois, U.S. | 10,595 |
|   Canadian Imperial Holdings Inc. | New York, New York, U.S. | |
|     CIBC Inc. | New York, New York, U.S. | |
|       CIBC World Markets Corp. | New York, New York, U.S. | |
|   CIBC Bank USA | Chicago, Illinois, U.S. | |
|   CIBC Private Wealth Group, LLC | Atlanta, Georgia, U.S. | |
|     CIBC Delaware Trust Company | Wilmington, Delaware, U.S. | |
|     CIBC National Trust Company | Atlanta, Georgia, U.S. | |
|     CIBC Private Wealth Advisors, Inc. | Chicago, Illinois, U.S. | |
| CIBC Investor Services Inc. | Toronto, Ontario, Canada | 25 |
| CIBC Life Insurance Company Limited | Toronto, Ontario, Canada | 23 |
| CIBC Mortgage Funding Inc. | Toronto, Ontario, Canada | 4,000 |
| CIBC Mortgages Inc. | Toronto, Ontario, Canada | 230 |
| CIBC Securities Inc. | Toronto, Ontario, Canada | 72 |
| CIBC Trust Corporation | Toronto, Ontario, Canada | 591 |
| CIBC World Markets Inc. | Toronto, Ontario, Canada | 306 |
|   CIBC Wood Gundy Financial Services Inc. | Toronto, Ontario, Canada | |
|   CIBC Wood Gundy Financial Services (Quebec) Inc. | Montreal, Quebec, Canada | |
| INTRIA Items Inc. | Mississauga, Ontario, Canada | 100 |
| **International** | | |
| CIBC Australia Ltd. | Sydney, New South Wales, Australia | 19 |
| CIBC Capital Markets (Europe) S.A. | Luxembourg | 1,757 |
| CIBC Cayman Holdings Limited | George Town, Grand Cayman, Cayman Islands | 1,742 |
|   CIBC Cayman Bank Limited | George Town, Grand Cayman, Cayman Islands | |
|   CIBC Cayman Capital Limited | George Town, Grand Cayman, Cayman Islands | |
|   CIBC Cayman Reinsurance Limited | George Town, Grand Cayman, Cayman Islands | |
| CIBC Investments (Cayman) Limited | George Town, Grand Cayman, Cayman Islands | 2,820 |
|   CIBC Caribbean Bank Limited (91.7%) | Warrens, St. Michael, Barbados | |
|     CIBC Caribbean Bank and Trust Company (Cayman) Limited (91.7%) | George Town, Grand Cayman, Cayman Islands | |
|       CIBC Fund Administration Services (Asia) Limited (91.7%) | Hong Kong, China | |
|     CIBC Caribbean Bank (Bahamas) Limited (87.3%) | Nassau, The Bahamas | |
|       Sentry Insurance Brokers Ltd. (87.3%) | Nassau, The Bahamas | |
|     CIBC Caribbean Bank (Barbados) Limited (91.7%) | Warrens, St. Michael, Barbados | |
|     CIBC Caribbean Bank (Cayman) Limited (91.7%) | George Town, Grand Cayman, Cayman Islands | |
|       FirstCaribbean International Finance Corporation (Netherlands Antilles) N.V. (91.7%) | Curaçao, Netherlands Antilles | |
|       FirstCaribbean International Bank (Curaçao) N.V. (91.7%) | Curaçao, Netherlands Antilles | |
|     CIBC Caribbean Bank (Jamaica) Limited (91.7%) | Kingston, Jamaica | |
|     CIBC Caribbean Bank (Trinidad and Tobago) Limited (91.7%) | Maraval, Port of Spain, Trinidad & Tobago | |
|     CIBC Caribbean Trust Company (Bahamas) Limited (91.7%) | Nassau, The Bahamas | |
|     CIBC Caribbean Wealth Management Bank (Barbados) Limited (91.7%) | Warrens, St. Michael, Barbados | |
| CIBC World Markets (Japan) Inc. | Tokyo, Japan | 48 |

(1) Each subsidiary is incorporated or organized under the laws of the state or country in which the principal office is situated, except for Canadian Imperial Holdings Inc., CIBC Inc., CIBC World Markets Corp., CIBC Private Wealth Group, LLC, CIBC Private Wealth Advisors, Inc., and CIBC Bancorp USA Inc., which were incorporated or organized under the laws of the State of Delaware, U.S.; CIBC National Trust Company, which was organized under the laws of the U.S.; and CIBC World Markets (Japan) Inc., which was incorporated in Barbados.

(2) The book value of shares of subsidiaries is shown at cost and may include non-voting common and preferred shares. These amounts are eliminated upon consolidation.

(3) The book value of shares owned by CIBC is less than $1 million.

In addition to the above, we consolidate certain SEs where we have control over the SE. See Note 6 for additional details.

# Note 26 | Financial instruments – disclosures

Certain disclosures required by IFRS 7 are provided in the shaded sections of the "MD&A – Management of risk", as permitted by IFRS. The following table provides a cross-referencing of those disclosures in the MD&A.

| Description | Section |
|---|---|
| For each type of risk arising from financial instruments, an entity shall disclose: the exposure to risks and how they arise; objectives, policies and processes used for managing the risks; methods used to measure the risk; and description of collateral. | Risk overview<br>Credit risk<br>Market risk<br>Liquidity risk<br>Operational risk<br>Reputation and legal risks<br>Regulatory compliance risk<br>Conduct and culture risk |
| Credit risk: gross exposure to credit risk, credit quality and concentration of exposures. | Credit risk |
| Market risk: trading portfolios – Value-at-Risk; non-trading portfolios – interest rate risk, foreign exchange risk and equity risk. | Market risk |
| Liquidity risk: liquid assets, maturity of financial assets and liabilities, and credit commitments. | Liquidity risk |

We have provided quantitative disclosures related to credit risk consistent with Basel guidelines in the "Credit risk" section of the MD&A. The table below sets out the categories of the on-balance sheet exposures that are subject to the credit risk framework as set out in the CAR Guideline issued by OSFI under the different Basel approaches based on the carrying value of those exposures in our consolidated financial statements. The credit risk framework includes CCR exposures arising from OTC derivatives, repo-style transactions and trades cleared through CCPs, as well as securitization exposures. Items not subject to the credit risk framework include exposures that are subject to the market risk framework, amounts that are not subject to capital requirements or are subject to deduction from capital, and amounts relating to CIBC's insurance subsidiaries, which are excluded from the scope of regulatory consolidation.

| $ millions, as at October 31 | IRB approach | Standardized approach | Other credit risk [1] | Securitization approach | Total subject to credit risk | Not subject to credit risk | Total consolidated balance sheet |
|---|---|---|---|---|---|---|---|
| **2025** **Cash and deposits with banks** | $ **38,725** | $ **2,864** | $ **2,414** | $ **–** | $ **44,003** | $ **–** | $ **44,003** |
| **Securities** | **150,549** | **5,594** | **–** | **3,696** | **159,839** | **123,396** | **283,235** |
| **Cash collateral on securities borrowed** | **21,694** | **3** | **–** | **–** | **21,697** | **–** | **21,697** |
| **Securities purchased under resale agreements** | **66,181** | **–** | **–** | **2,863** | **69,044** | **17,651** | **86,695** |
| **Loans** [2] | **548,529** | **16,267** | **1,155** | **25,086** | **591,037** | **2,859** | **593,896** |
| **Allowance for credit losses** | **(4,085)** | **(307)** | **–** | **–** | **(4,392)** | **–** | **(4,392)** |
| **Derivative instruments** | **38,352** | **–** | **–** | **–** | **38,352** | **–** | **38,352** |
| **Other assets** | **25,125** | **1,832** | **9,769** | **130** | **36,856** | **16,596** | **53,452** |
| **Total credit exposures** | $ **885,070** | $ **26,253** | $ **13,338** | $ **31,775** | $ **956,436** | $ **160,502** | $ **1,116,938** |
| 2024 Total credit exposures | $ 839,643 | $ 24,493 | $ 12,107 | $ 23,509 | $ 899,752 | $ 142,233 | $ 1,041,985 |

(1) Includes credit risk exposures arising from other assets that are subject to the credit risk framework but are not included in the standardized or IRB frameworks, including other balance sheet assets which are risk-weighted at 100%, significant investments in the capital of non-financial institutions, and amounts below the thresholds for capital deduction that are risk-weighted at 250%.

(2) Includes customers' liability under acceptances of $10 million.

## Note 27 | Offsetting financial assets and liabilities

The following table identifies the amounts that have been offset on the consolidated balance sheet in accordance with the requirements of IAS 32 "Financial Instruments: Presentation", and also those amounts that are subject to enforceable netting agreements but do not qualify for offsetting on the consolidated balance sheet either because we do not have a currently enforceable legal right to set-off the recognized amounts, or because we do not intend to settle on a net basis or to realize the asset and settle the liability simultaneously.

| | | | | Amounts subject to enforceable netting agreements | | | | |
| | Gross amounts of recognized financial instruments | Gross amounts offset on the consolidated balance sheet [1] | Net amounts | Related amounts not set-off on the consolidated balance sheet | | | Amounts not subject to enforceable netting agreements [4] | Net amounts presented on the consolidated balance sheet |
| $ millions, as at October 31 | | | | Financial instruments [2] | Collateral received [3] | Net amounts | | |
|---|---|---|---|---|---|---|---|---|
| **2025 Financial assets** | | | | | | | | |
| Derivatives | $ 32,224 | $ (46) | $ 32,178 | $ (24,469) | $ (6,474) | $ 1,235 | $ 6,174 | $ 38,352 |
| Cash collateral on securities borrowed | 21,697 | – | 21,697 | – | (21,161) | 536 | – | 21,697 |
| Securities purchased under resale agreements | 108,220 | (21,525) | 86,695 | – | (86,584) | 111 | – | 86,695 |
| Total | $ 162,141 | $ (21,571) | $ 140,570 | $ (24,469) | $ (114,219) | $ 1,882 | $ 6,174 | $ 146,744 |
| **Financial liabilities** | | | | | | | | |
| Derivatives | $ 35,634 | $ (46) | $ 35,588 | $ (24,469) | $ (9,494) | $ 1,625 | $ 5,823 | $ 41,411 |
| Cash collateral on securities lent | 6,031 | – | 6,031 | – | (5,989) | 42 | – | 6,031 |
| Obligations related to securities sold under repurchase agreements | 151,567 | (21,525) | 130,042 | – | (129,997) | 45 | – | 130,042 |
| Total | $ 193,232 | $ (21,571) | $ 171,661 | $ (24,469) | $ (145,480) | $ 1,712 | $ 5,823 | $ 177,484 |
| **2024 Financial assets** | | | | | | | | |
| Derivatives | $ 29,965 | $ (40) | $ 29,925 | $ (21,777) | $ (4,394) | $ 3,754 | $ 6,510 | $ 36,435 |
| Cash collateral on securities borrowed | 17,028 | – | 17,028 | – | (14,432) | 2,596 | – | 17,028 |
| Securities purchased under resale agreements | 86,497 | (2,776) | 83,721 | – | (80,010) | 3,711 | – | 83,721 |
| Total | $ 133,490 | $ (2,816) | $ 130,674 | $ (21,777) | $ (98,836) | $10,061 | $ 6,510 | $ 137,184 |
| **Financial liabilities** | | | | | | | | |
| Derivatives | $ 35,361 | $ (40) | $ 35,321 | $ (21,777) | $ (7,842) | $ 5,702 | $ 5,333 | $ 40,654 |
| Cash collateral on securities lent | 7,997 | – | 7,997 | – | (5,169) | 2,828 | – | 7,997 |
| Obligations related to securities sold under repurchase agreements | 112,929 | (2,776) | 110,153 | – | (109,368) | 785 | – | 110,153 |
| Total | $ 156,287 | $ (2,816) | $ 153,471 | $ (21,777) | $ (122,379) | $ 9,315 | $ 5,333 | $ 158,804 |

(1) Comprises amounts related to financial instruments which qualify for offsetting. This amount excludes derivatives which are settled-to-market (STM) as STM derivatives are settled on a daily basis, resulting in derecognition, rather than offsetting, of the related amounts.
(2) Comprises amounts subject to set-off under enforceable netting agreements, such as ISDA agreements, derivative exchange or clearing counterparty agreements, global master repurchase agreements, and global master securities lending agreements. Under such arrangements, all outstanding transactions governed by the relevant agreement can be offset if an event of default or other predetermined event occurs.
(3) Collateral received and pledged amounts are reflected at fair value, but have been limited to the net balance sheet exposure so as not to include any over-collateralization.
(4) Includes exchange-traded derivatives and derivatives which are STM.

The offsetting and collateral arrangements discussed above and other credit risk mitigation strategies used by CIBC are further explained in the "Credit risk" section of the MD&A. Certain amounts of securities received as collateral are restricted from being sold or re-pledged.

## Note 28 | Interest income and expense

The table below provides the consolidated interest income and expense by accounting category.

| $ millions, for the year ended October 31 | | Interest income | Interest expense |
|---|---|---|---|
| **2025** | **Measured at amortized cost** [1][2] | $ 41,094 | $ 30,385 |
| | **Debt securities measured at FVOCI** [1] | 3,242 | n/a |
| | **Other** [3] | 4,425 | 2,607 |
| | Total | $ 48,761 | $ 32,992 |
| 2024 | Measured at amortized cost [1][2] | $ 44,748 | $ 36,253 |
| | Debt securities measured at FVOCI [1] | 3,709 | n/a |
| | Other [3] | 3,728 | 2,237 |
| | Total | $ 52,185 | $ 38,490 |

(1) Interest income for financial instruments that are measured at amortized cost and debt securities that are measured at FVOCI is calculated using the effective interest rate method.
(2) Includes interest income on sublease-related assets and interest expense on lease liabilities under IFRS 16.
(3) Includes interest income and expense and dividend income for financial instruments that are mandatorily measured and designated at FVTPL and equity securities designated at FVOCI.
n/a Not applicable.

# Note 29 | Segmented and geographic information

CIBC has four SBUs – Canadian Personal and Business Banking, Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management, and Capital Markets. These SBUs are supported by Corporate and Other.

Canadian Personal and Business Banking provides clients across Canada with financial solutions, services and advice through our dedicated team members in banking centres and contact centres, as well as leading mobile and online banking platforms to help make their ambitions a reality.

Canadian Commercial Banking and Wealth Management provides high-touch, relationship-oriented banking and wealth management services to middle-market companies, entrepreneurs, high-net-worth individuals and families across Canada. Our offering also includes an online brokerage platform for retail clients and asset management services for institutional investors.

U.S. Commercial Banking and Wealth Management provides tailored, relationship-oriented banking and wealth management solutions across the U.S., focusing on middle-market and mid-corporate companies, entrepreneurs, high-net-worth individuals and families, as well as operating private and small business banking services in strategic markets across the U.S.

Capital Markets provides integrated global markets products and services, investment banking and corporate banking solutions, and top-ranked research to our clients around the world. Leveraging the capabilities of our differentiated platform, Capital Markets also delivers multi-currency payments and innovative solutions for clients across our bank.

Corporate and Other includes the following functional groups – Technology, Infrastructure and Innovation, Risk Management, People, Culture and Brand, and Finance and Enterprise Strategy, as well as other support groups. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes the results of CIBC Caribbean and other portfolio investments, as well as other income statement and balance sheet items not directly attributable to the business lines.

## Business unit allocations

Revenue, expenses, and other balance sheet resources related to certain activities are generally allocated to the lines of business within the SBUs.

Treasury activities impact the financial results of the SBUs. Each line of business within our SBUs is charged or credited with a market-based cost of funds on assets and liabilities, respectively, which impacts the revenue performance of the SBUs. This market-based cost of funds takes into account the cost of maintaining sufficient regulatory capital to support business requirements, including the cost of preferred shares. Once the interest and liquidity risks inherent in our client-driven assets and liabilities are transfer priced into Treasury, they are managed within CIBC's risk framework and limits. Capital is attributed to the SBUs based on the estimated amount of regulatory capital required to support their businesses, which is intended to consistently measure and align the costs with the underlying benefits and risks associated with SBU activities. Earnings on unattributed capital remain in Corporate and Other.

We review our transfer pricing methodologies on an ongoing basis to ensure they reflect changing market environments and industry practices.

We use a Product Owner/Customer Segment/Distributor Channel allocation management model to measure and report the results of operations of various lines of business within our SBUs. The model uses certain estimates and methodologies to process internal transfers between the impacted lines of business for sales, renewals and trailer commissions as well as certain attributable costs. Periodically, the sales, renewals and trailer commission rates paid to customer segments for certain products/services are revised and applied prospectively.

The non-interest expenses of the functional and support groups are generally allocated to the business lines within the SBUs based on appropriate criteria and methodologies. The basis of allocation is reviewed periodically to reflect changes in support to business lines. Other costs not directly attributable to business lines remain in Corporate and Other.

We recognize provision for credit losses on both impaired (stage 3) and performing (stages 1 and 2) loans in the respective SBUs.

## Changes made to our business segments
### 2025

The following changes were made in the first quarter of 2025:

- Our Simplii Financial direct banking business and Investor's Edge direct investing business, previously reported in Capital Markets and Direct Financial Services were realigned with Canadian Personal and Business Banking and Canadian Commercial Banking and Wealth Management, respectively; and
- Our CIBC Cleary Gull U.S. mid-market investment banking business was realigned from Capital Markets to U.S. Commercial Banking and Wealth Management.

Prior period amounts were restated accordingly. While the changes impacted the results of our strategic business units (SBUs) and how we measure the performance of our SBUs, there was no impact on our consolidated financial results from these changes.

## Results by reporting segments and geographic areas

| $ millions, for the year ended October 31 | Canadian Personal and Business Banking | Canadian Commercial Banking and Wealth Management | U.S. Commercial Banking and Wealth Management | Capital Markets | Corporate and Other | CIBC Total | Canada [1] | U.S. [1] | Caribbean [1] | Other countries [1] |
|---|---|---|---|---|---|---|---|---|---|---|
| **2025** Net interest income [2] | $ 9,629 | $ 2,960 | $ 2,205 | $ 501 | $ 474 | $ 15,769 | $ 10,278 | $ 3,080 | $ 2,246 | $ 165 |
| Non-interest income [3][4] | 2,402 | 3,942 | 1,011 | 5,647 | 362 | 13,364 | 8,995 | 2,852 | 480 | 1,037 |
| **Total revenue** | 12,031 | 6,902 | 3,216 | 6,148 | 836 | 29,133 | 19,273 | 5,932 | 2,726 | 1,202 |
| Provision for credit losses | 1,764 | 166 | 175 | 208 | 29 | 2,342 | 1,947 | 256 | 29 | 110 |
| Amortization and impairment [5] | 231 | 2 | 106 | 2 | 837 | 1,178 | 960 | 140 | 57 | 21 |
| Other non-interest expenses | 5,836 | 3,520 | 1,755 | 2,853 | 710 | 14,674 | 11,130 | 2,566 | 624 | 354 |
| **Income (loss) before income taxes** | 4,200 | 3,214 | 1,180 | 3,085 | (740) | 10,939 | 5,236 | 2,970 | 2,016 | 717 |
| Income taxes [2] | 1,093 | 873 | 222 | 812 | (515) | 2,485 | 1,290 | 754 | 232 | 209 |
| **Net income (loss)** | $ 3,107 | $ 2,341 | $ 958 | $ 2,273 | $ (225) | $ 8,454 | $ 3,946 | $ 2,216 | $ 1,784 | $ 508 |
| **Net income (loss) attributable to:** | | | | | | | | | | |
| Non-controlling interests | $ – | $ – | $ – | $ – | $ 25 | $ 25 | $ – | $ – | $ 25 | $ – |
| Equity shareholders | 3,107 | 2,341 | 958 | 2,273 | (250) | 8,429 | 3,946 | 2,216 | 1,759 | 508 |
| **Average assets** [6][7] | $ 339,909 | $ 103,855 | $ 64,415 | $ 378,541 | $ 217,565 | $ 1,104,285 | $ 835,506 | $ 189,079 | $ 55,069 | $ 24,631 |
| **2024** [8] Net interest income [2] | $ 8,592 | $ 2,232 | $ 1,906 | $ 303 | $ 662 | $ 13,695 | $ 9,095 | $ 2,569 | $ 1,865 | $ 166 |
| Non-interest income [3][4] | 2,350 | 3,786 | 914 | 4,497 | 364 | 11,911 | 8,249 | 2,265 | 626 | 771 |
| Total revenue | 10,942 | 6,018 | 2,820 | 4,800 | 1,026 | 25,606 | 17,344 | 4,834 | 2,491 | 937 |
| Provision for credit losses | 1,233 | 123 | 560 | 84 | 1 | 2,001 | 1,375 | 623 | 1 | 2 |
| Amortization and impairment [5] | 229 | 2 | 98 | 9 | 832 | 1,170 | 956 | 130 | 64 | 20 |
| Other non-interest expenses | 5,477 | 3,064 | 1,620 | 2,470 | 638 | 13,269 | 10,108 | 2,259 | 607 | 295 |
| Income (loss) before income taxes | 4,003 | 2,829 | 542 | 2,237 | (445) | 9,166 | 4,905 | 1,822 | 1,819 | 620 |
| Income taxes [2] | 1,098 | 766 | 42 | 608 | (502) | 2,012 | 1,284 | 422 | 125 | 181 |
| Net income (loss) | $ 2,905 | $ 2,063 | $ 500 | $ 1,629 | $ 57 | $ 7,154 | $ 3,621 | $ 1,400 | $ 1,694 | $ 439 |
| Net income (loss) attributable to: | | | | | | | | | | |
| Non-controlling interests | $ – | $ – | $ – | $ – | $ 39 | $ 39 | $ – | $ – | $ 39 | $ – |
| Equity shareholders | 2,905 | 2,063 | 500 | 1,629 | 18 | 7,115 | 3,621 | 1,400 | 1,655 | 439 |
| Average assets [6][7] | $ 333,793 | $ 95,536 | $ 60,820 | $ 315,314 | $ 199,670 | $ 1,005,133 | $ 750,500 | $ 177,688 | $ 52,862 | $ 24,083 |

(1) Net income and average assets are allocated based on the geographic location where they are recorded.
(2) Capital Markets net interest income and income taxes include taxable equivalent basis (TEB) adjustments of nil (2024: $16 million) with an equivalent offset in Corporate and Other. TEB adjustment and related offset are no longer applied since the third quarter of 2024 upon the enactment of Bill C-59 in June 2024, which eliminated the dividend received deduction for Canadian banks.
(3) The fee and commission income within non-interest income consists primarily of underwriting and advisory fees, deposit and payment fees, credit fees, card fees, investment management and custodial fees, mutual fund fees and commissions on securities transactions. Underwriting and advisory fees are earned primarily in Capital Markets with the remainder earned in Canadian Commercial Banking and Wealth Management. Deposit and payment fees are earned primarily in Canadian Personal and Business Banking, with the remainder earned mainly in Canadian Commercial Banking and Wealth Management, Capital Markets, and Corporate and Other. Credit fees are earned primarily in Canadian Commercial Banking and Wealth Management, Capital Markets, and U.S. Commercial Banking and Wealth Management. Card fees are earned primarily in Canadian Personal and Business Banking, with the remainder earned mainly in Corporate and Other. Investment management and custodial fees are earned primarily in Canadian Commercial Banking and Wealth Management and U.S. Commercial Banking and Wealth Management, with the remainder earned mainly in Corporate and Other. Mutual fund fees are earned primarily in Canadian Commercial Banking and Wealth Management and U.S. Commercial Banking and Wealth Management. Commissions on securities transactions are earned primarily in Capital Markets, and Canadian Commercial Banking and Wealth Management.
(4) Includes intersegment revenue, which represents internal sales commissions and revenue allocations under the Product Owner/Customer Segment/Distributor Channel allocation management model.
(5) Comprises amortization and impairment of buildings, right-of-use assets, furniture, equipment, leasehold improvements, software and other intangible assets, and goodwill.
(6) Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.
(7) Average balances are calculated as a weighted average of daily closing balances.
(8) Certain prior year information has been restated. See the "External reporting changes" section for additional details.

The following table provides a breakdown of revenue from our reporting segments:

| $ millions, for the year ended October 31 | 2025 | 2024 |
|---|---|---|
| **Canadian Personal and Business Banking** [1] | $ 12,031 | $ 10,942 |
| **Canadian Commercial Banking and Wealth Management** [1] | | |
| Commercial banking | $ 2,710 | $ 2,465 |
| Wealth management | 4,192 | 3,553 |
| | $ 6,902 | $ 6,018 |
| **U.S. Commercial Banking and Wealth Management** [1] | | |
| Commercial banking | $ 2,224 | $ 1,971 |
| Wealth management | 992 | 849 |
| | $ 3,216 | $ 2,820 |
| **Capital Markets** [1][2] | | |
| Global markets | $ 3,996 | $ 3,055 |
| Corporate and investment banking | 2,152 | 1,745 |
| | $ 6,148 | $ 4,800 |
| **Corporate and Other** [2] | | |
| International banking | $ 905 | $ 980 |
| Other | (69) | 46 |
| | $ 836 | $ 1,026 |

(1) Certain prior year information has been restated. See the "External reporting changes" section for additional details.
(2) Capital Markets net interest income includes TEB adjustments of nil (2024: $16 million) with an equivalent offset in Corporate and Other. TEB adjustment and related offset are no longer applied since the third quarter of 2024 upon the enactment of Bill C-59 in June 2024, which eliminated the dividend received deduction for Canadian banks.

# Note 30 | Future accounting policy changes

**IFRS 18 "Presentation and Disclosure in Financial Statements" (IFRS 18)**
On April 9, 2024, the IASB issued IFRS 18, which replaces IAS 1 "Presentation of Financial Statements". IFRS 18 is effective for reporting periods beginning on or after January 1, 2027, which for CIBC will be for the fiscal year beginning November 1, 2027, with the requirement to restate comparative financial periods. Early adoption is permitted. IFRS 18 is a result of the IASB's Primary Financial Statements project, which aimed to improve the comparability and transparency of communication in financial statements. It introduces a number of new requirements including a more structured consolidated statement of income, new disclosure for certain management-defined performance measures and new guidance on how to aggregate and disaggregate information on the face of the consolidated financial statements and notes. We are currently evaluating the impact that adopting this standard will have on our consolidated financial statements.

**Amendments to Classification and Measurement of Financial Instruments: Amendments to IFRS 9 and IFRS 7**
In May 2024, the IASB issued "Amendments to Classification and Measurement of Financial Instruments: Amendments to IFRS 9 and IFRS 7" (the amendments). The amendments provide guidance on the application of the SPPI test to financial instruments with environmental, social and governance (ESG) linked features and non-recourse assets, including contractually linked instruments. The amendments also provide guidance on the derecognition of financial liabilities including those which are settled using electronic payment systems and introduce additional disclosure requirements for equity instruments designated as FVOCI and for financial instruments with cash flows contingent on certain events. These amendments are effective for annual periods beginning on or after January 1, 2026, which for us will be November 1, 2026. Earlier application is permitted. The Bank is required to apply the amendments retrospectively but is not required to restate prior periods. We are currently evaluating the impact of the amendments to IFRS 9 and IFRS 7 on our consolidated financial statements.

# Quarterly review

## Condensed consolidated statement of income

| Unaudited, $ millions, for the three months ended | Oct. 31 | Jul. 31 | Apr. 30 | **2025** Jan. 31 | Oct. 31 | Jul. 31 | Apr. 30 | 2024 Jan. 31 |
|---|---|---|---|---|---|---|---|---|
| Net interest income | $ 4,132 $ | 4,048 $ | 3,788 $ | 3,801 $ | 3,633 $ | 3,532 $ | 3,281 $ | 3,249 |
| Non-interest income | 3,444 | 3,206 | 3,234 | 3,480 | 2,984 | 3,072 | 2,883 | 2,972 |
| Total revenue | 7,576 | 7,254 | 7,022 | 7,281 | 6,617 | 6,604 | 6,164 | 6,221 |
| Provision for credit losses | 605 | 559 | 605 | 573 | 419 | 483 | 514 | 585 |
| Non-interest expenses | 4,179 | 3,976 | 3,819 | 3,878 | 3,791 | 3,682 | 3,501 | 3,465 |
| Income before income taxes | 2,792 | 2,719 | 2,598 | 2,830 | 2,407 | 2,439 | 2,149 | 2,171 |
| Income taxes | 612 | 623 | 591 | 659 | 525 | 644 | 400 | 443 |
| Net income | $ 2,180 $ | 2,096 $ | 2,007 $ | 2,171 $ | 1,882 $ | 1,795 $ | 1,749 $ | 1,728 |
| Net income attributable to non-controlling interests | $ 6 $ | 2 $ | 9 $ | 8 $ | 8 $ | 9 $ | 10 $ | 12 |
| Preferred shareholders and other equity instrument holders | 116 | 82 | 78 | 88 | 72 | 63 | 61 | 67 |
| Common shareholders | 2,058 | 2,012 | 1,920 | 2,075 | 1,802 | 1,723 | 1,678 | 1,649 |
| Net income attributable to equity shareholders | $ 2,174 $ | 2,094 $ | 1,998 $ | 2,163 $ | 1,874 $ | 1,786 $ | 1,739 $ | 1,716 |

## Condensed consolidated balance sheet

| Unaudited, $ millions, as at | Oct. 31 | Jul. 31 | Apr. 30 | **2025** Jan. 31 | Oct. 31 | Jul. 31 | Apr. 30 | 2024 Jan. 31 |
|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | |
| Cash and deposits with banks | $ 44,003 $ | 55,187 $ | 49,586 $ | 47,811 $ | 48,064 $ | 47,849 $ | 49,143 $ | 46,520 |
| Securities | 283,235 | 274,997 | 269,841 | 273,041 | 254,345 | 253,922 | 235,530 | 228,237 |
| Securities borrowed or purchased under resale agreements | 108,392 | 107,900 | 110,206 | 104,752 | 100,749 | 95,816 | 99,797 | 92,458 |
| Loans | | | | | | | | |
| Residential mortgages | 287,033 | 285,935 | 283,437 | 282,675 | 280,672 | 277,246 | 274,544 | 274,478 |
| Personal and credit card | 69,447 | 68,580 | 67,640 | 66,664 | 67,232 | 66,614 | 65,570 | 64,077 |
| Business and government | 237,406 | 231,406 | 224,743 | 222,874 | 214,299 | 210,047 | 201,551 | 194,904 |
| Allowance for credit losses | (4,392) | (4,285) | (4,191) | (4,104) | (3,917) | (3,920) | (3,898) | (4,020) |
| Derivative instruments | 38,352 | 34,614 | 38,490 | 38,572 | 36,435 | 30,311 | 31,410 | 24,634 |
| Customers' liability under acceptances | 10 | 8 | 10 | 10 | 6 | 162 | 6,130 | 9,856 |
| Other assets | 53,452 | 47,913 | 50,381 | 50,169 | 44,100 | 43,360 | 41,981 | 40,523 |
| **Total assets** | $ 1,116,938 $ | 1,102,255 $ | 1,090,143 $ | 1,082,464 $ | 1,041,985 $ | 1,021,407 $ | 1,001,758 $ | 971,667 |
| **Liabilities and equity** | | | | | | | | |
| Deposits | | | | | | | | |
| Personal | $ 258,139 $ | 256,135 $ | 255,523 $ | 258,666 $ | 252,894 $ | 250,231 $ | 248,396 $ | 243,322 |
| Business and government | 457,284 | 448,861 | 441,342 | 443,533 | 435,499 | 414,178 | 408,563 | 408,211 |
| Bank | 26,723 | 27,061 | 27,401 | 20,109 | 20,009 | 27,503 | 25,848 | 23,098 |
| Secured borrowings | 65,978 | 60,615 | 60,361 | 59,868 | 56,455 | 51,534 | 49,145 | 49,914 |
| Derivative instruments | 41,411 | 36,552 | 43,945 | 44,902 | 40,654 | 36,493 | 38,812 | 32,687 |
| Acceptances | 10 | 8 | 10 | 10 | 6 | 173 | 6,139 | 9,910 |
| Obligations related to securities lent or sold short or under repurchase agreements | 160,317 | 171,790 | 160,087 | 157,328 | 139,792 | 147,923 | 133,087 | 117,339 |
| Other liabilities | 34,844 | 30,658 | 30,754 | 28,919 | 30,204 | 28,135 | 28,317 | 25,017 |
| Subordinated indebtedness | 7,819 | 7,699 | 8,774 | 7,498 | 7,465 | 7,454 | 7,795 | 7,843 |
| Equity | 64,413 | 62,876 | 61,946 | 61,631 | 59,007 | 57,783 | 55,656 | 54,326 |
| **Total liabilities and equity** | $ 1,116,938 $ | 1,102,255 $ | 1,090,143 $ | 1,082,464 $ | 1,041,985 $ | 1,021,407 $ | 1,001,758 $ | 971,667 |

## Select financial measures

| Unaudited, as at or for the three months ended | Oct. 31 | Jul. 31 | Apr. 30 | 2025 Jan. 31 | Oct. 31 | Jul. 31 | Apr. 30 | 2024 Jan. 31 |
|---|---|---|---|---|---|---|---|---|
| Return on common shareholders' equity | 14.1 % | 14.2 % | 13.8 % | 15.2 % | 13.3 % | 13.2 % | 13.7 % | 13.5 % |
| Return on average assets [1] | 0.77 % | 0.75 % | 0.75 % | 0.78 % | 0.72 % | 0.71 % | 0.72 % | 0.70 % |
| Average common shareholders' equity ($ millions) [1] | $ 57,896 | $ 56,289 | $ 56,959 | $ 54,163 | $ 53,763 | $ 51,916 | $ 49,809 | $ 48,588 |
| Average assets ($ millions) [1] | $ 1,118,611 | $ 1,103,447 | $ 1,096,006 | $ 1,098,807 | $ 1,035,847 | $ 1,012,012 | $ 990,022 | $ 982,321 |
| Capital and leverage [2] | | | | | | | | |
| CET1 ratio | 13.3 % | 13.4 % | 13.4 % | 13.5 % | 13.3 % | 13.3 % | 13.1 % | 13.0 % |
| Tier 1 capital ratio | 15.1 % | 15.3 % | 15.2 % | 15.1 % | 14.8 % | 14.8 % | 14.7 % | 14.6 % |
| Total capital ratio | 17.4 % | 17.6 % | 17.8 % | 17.3 % | 17.0 % | 17.1 % | 17.0 % | 17.0 % |
| Leverage ratio | 4.3 % | 4.3 % | 4.3 % | 4.3 % | 4.3 % | 4.3 % | 4.3 % | 4.3 % |
| Net interest margin | 1.47 % | 1.46 % | 1.42 % | 1.37 % | 1.40 % | 1.39 % | 1.35 % | 1.32 % |
| Net interest margin on average interest-earning assets | 1.59 % | 1.58 % | 1.54 % | 1.50 % | 1.50 % | 1.50 % | 1.46 % | 1.43 % |
| Operating leverage | 4.2 % | 1.9 % | 4.9 % | 5.1 % | 3.0 % | 1.5 % | (3.4)% | 27.3 % |
| Efficiency ratio | 55.2 % | 54.8 % | 54.4 % | 53.3 % | 57.3 % | 55.8 % | 56.8 % | 55.7 % |

(1) Average balances are calculated as a weighted average of daily closing balances.
(2) RWA and our capital ratios are calculated pursuant to OSFI's CAR Guideline, and the leverage ratio is calculated pursuant to OSFI's Leverage Requirements Guideline, all of which are based on BCBS standards. For additional information, see the "Capital management" and "Liquidity risk" sections of the MD&A.

## Common share information

| Unaudited, as at or for the three months ended | Oct. 31 | Jul. 31 | Apr. 30 | 2025 Jan. 31 | Oct. 31 | Jul. 31 | Apr. 30 | 2024 Jan. 31 |
|---|---|---|---|---|---|---|---|---|
| Weighted-average basic shares outstanding (thousands) | 928,805 | 932,258 | 938,495 | 942,039 | 944,283 | 943,467 | 937,849 | 931,775 |
| Per share | | | | | | | | |
| – basic earnings | $ 2.21 | $ 2.16 | $ 2.05 | $ 2.20 | $ 1.91 | $ 1.83 | $ 1.79 | $ 1.77 |
| – diluted earnings | 2.20 | 2.15 | 2.04 | 2.19 | 1.90 | 1.82 | 1.79 | 1.77 |
| – dividends | 0.97 | 0.97 | 0.97 | 0.97 | 0.90 | 0.90 | 0.90 | 0.90 |
| – book value [1] | 62.33 | 60.18 | 59.65 | 59.57 | 57.08 | 55.66 | 53.35 | 52.46 |
| Closing share price [2] | 116.21 | 99.03 | 86.95 | 91.55 | 87.11 | 71.40 | 64.26 | 60.76 |
| Dividend payout ratio | 43.8 % | 44.9 % | 47.4 % | 44.1 % | 47.2 % | 49.3 % | 50.3 % | 50.9 % |

(1) Common shareholders' equity divided by the number of common shares issued and outstanding at end of period.
(2) The closing price on the last trading day of the period, on the TSX.

# Ten-year statistical review

## Condensed consolidated statement of income

| Unaudited, $ millions, for the year ended October 31 | **2025** | 2024 | 2023 | 2022 | 2021 | 2020 | 2019 | 2018 | 2017 | 2016 |
|---|---|---|---|---|---|---|---|---|---|---|
| Net interest income | **$ 15,769** | $ 13,695 | $ 12,825 | $ 12,641 | $ 11,459 | $ 11,044 | $ 10,551 | $ 10,065 | $ 8,977 | $ 8,366 |
| Non-interest income | **13,364** | 11,911 | 10,507 | 9,192 | 8,556 | 7,697 | 8,060 | 7,769 | 7,303 | 6,669 |
| Total revenue | **29,133** | 25,606 | 23,332 | 21,833 | 20,015 | 18,741 | 18,611 | 17,834 | 16,280 | 15,035 |
| Provision for credit losses | **2,342** | 2,001 | 2,010 | 1,057 | 158 | 2,489 | 1,286 | 870 | 829 | 1,051 |
| Non-interest expenses | **15,852** | 14,439 | 14,349 | 12,803 | 11,535 | 11,362 | 10,856 | 10,258 | 9,571 | 8,971 |
| Income before income taxes | **10,939** | 9,166 | 6,973 | 7,973 | 8,322 | 4,890 | 6,469 | 6,706 | 5,880 | 5,013 |
| Income taxes | **2,485** | 2,012 | 1,934 | 1,730 | 1,876 | 1,098 | 1,348 | 1,422 | 1,162 | 718 |
| Net income | **$ 8,454** | $ 7,154 | $ 5,039 | $ 6,243 | $ 6,446 | $ 3,792 | $ 5,121 | $ 5,284 | $ 4,718 | $ 4,295 |
| Net income attributable to non-controlling interests | **$ 25** | $ 39 | $ 38 | $ 23 | $ 17 | $ 2 | $ 25 | $ 17 | $ 19 | $ 20 |
| Preferred shareholders and other equity instrument holders | **364** | 263 | 267 | 171 | 158 | 122 | 111 | 89 | 52 | 38 |
| Common shareholders | **8,065** | 6,852 | 4,734 | 6,049 | 6,271 | 3,668 | 4,985 | 5,178 | 4,647 | 4,237 |
| Net income attributable to equity shareholders | **$ 8,429** | $ 7,115 | $ 5,001 | $ 6,220 | $ 6,429 | $ 3,790 | $ 5,096 | $ 5,267 | $ 4,699 | $ 4,275 |

## Condensed consolidated balance sheet

| Unaudited, $ millions, as at October 31 | **2025** | 2024 | 2023 | 2022 | 2021 | 2020 | 2019 | 2018 | 2017 | 2016 |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Cash and deposits with banks | **$ 44,003** | $ 48,064 | $ 55,718 | $ 63,861 | $ 56,997 | $ 62,518 | $ 17,359 | $ 17,691 | $ 14,152 | $ 14,165 |
| Securities | **283,235** | 254,345 | 211,348 | 175,879 | 161,401 | 149,046 | 121,310 | 101,664 | 93,419 | 87,423 |
| Securities borrowed or purchased under resale agreements | **108,392** | 100,749 | 94,835 | 84,539 | 79,940 | 74,142 | 59,775 | 48,938 | 45,418 | 33,810 |
| Loans | | | | | | | | | | |
| Residential mortgages | **287,033** | 280,672 | 274,244 | 269,706 | 251,526 | 221,165 | 208,652 | 207,749 | 207,271 | 187,298 |
| Personal and credit card | **69,447** | 67,232 | 64,125 | 61,908 | 53,031 | 53,611 | 56,406 | 55,731 | 53,315 | 50,373 |
| Business and government | **237,406** | 214,299 | 194,870 | 188,542 | 150,213 | 135,546 | 125,798 | 109,555 | 97,766 | 71,437 |
| Allowance for credit losses | **(4,392)** | (3,917) | (3,902) | (3,073) | (2,849) | (3,540) | (1,915) | (1,639) | (1,618) | (1,691) |
| Derivative instruments | **38,352** | 36,435 | 33,243 | 43,035 | 35,912 | 32,730 | 23,895 | 21,431 | 24,342 | 27,762 |
| Customers' liability under acceptances | **10** | 6 | 10,816 | 11,574 | 10,958 | 9,606 | 9,167 | 10,265 | 8,824 | 12,364 |
| Other assets | **53,452** | 44,100 | 40,393 | 47,626 | 40,554 | 34,727 | 31,157 | 25,714 | 22,375 | 18,416 |
| **Total assets** | **$ 1,116,938** | $ 1,041,985 | $ 975,690 | $ 943,597 | $ 837,683 | $ 769,551 | $ 651,604 | $ 597,099 | $ 565,264 | $ 501,357 |
| **Liabilities and equity** | | | | | | | | | | |
| Deposits | | | | | | | | | | |
| Personal | **$ 258,139** | $ 252,894 | $ 239,035 | $ 232,095 | $ 213,932 | $ 202,152 | $ 178,091 | $ 163,879 | $ 159,327 | $ 148,081 |
| Business and government | **457,284** | 435,499 | 412,561 | 397,188 | 344,388 | 311,426 | 257,502 | 240,149 | 225,622 | 190,240 |
| Bank | **26,723** | 20,009 | 22,296 | 22,523 | 20,246 | 17,011 | 11,224 | 14,380 | 13,789 | 17,842 |
| Secured borrowings | **65,978** | 56,455 | 49,484 | 45,766 | 42,592 | 40,151 | 38,895 | 42,607 | 40,968 | 39,484 |
| Derivative instruments | **41,411** | 40,654 | 41,290 | 52,340 | 32,101 | 30,508 | 25,113 | 20,973 | 23,271 | 28,807 |
| Acceptances | **10** | 6 | 10,820 | 11,586 | 10,961 | 9,649 | 9,188 | 10,296 | 8,828 | 12,395 |
| Obligations related to securities lent or sold short or under repurchase agreements | **160,317** | 139,792 | 113,865 | 97,308 | 97,133 | 89,440 | 69,258 | 47,353 | 43,708 | 24,550 |
| Other liabilities | **34,844** | 30,204 | 26,693 | 28,117 | 24,961 | 22,167 | 19,069 | 18,266 | 15,305 | 12,919 |
| Subordinated indebtedness | **7,819** | 7,465 | 6,483 | 6,292 | 5,539 | 5,712 | 4,684 | 4,080 | 3,209 | 3,366 |
| Non-controlling interests | **284** | 272 | 232 | 201 | 182 | 181 | 186 | 173 | 202 | 201 |
| Shareholders' equity | **64,129** | 58,735 | 52,931 | 50,181 | 45,648 | 41,154 | 38,394 | 34,943 | 31,035 | 23,472 |
| **Total liabilities and equity** | **$ 1,116,938** | $ 1,041,985 | $ 975,690 | $ 943,597 | $ 837,683 | $ 769,551 | $ 651,604 | $ 597,099 | $ 565,264 | $ 501,357 |

## Select financial measures

Unaudited,

| as at or for the year ended October 31 | 2025 | 2024 | 2023 | 2022 | 2021 | 2020 | 2019 | 2018 | 2017 | 2016 |
|---|---|---|---|---|---|---|---|---|---|---|
| Return on equity | 14.3 % | 13.4 % | 10.3 % | 14.0 % | 16.1 % | 10.0 % | 14.5 % | 16.6 % | 18.3 % | 19.9 % |
| Return on average assets [1] | 0.77 % | 0.71 % | 0.53 % | 0.69 % | 0.80 % | 0.52 % | 0.80 % | 0.88 % | 0.87 % | 0.84 % |
| Average common shareholders' equity ($ millions) [1] | $ 56,321 | $ 51,025 | $ 46,130 | $ 43,354 | $ 38,881 | $ 36,792 | $ 34,467 | $ 31,184 | $ 25,393 | $ 21,275 |
| Average assets ($ millions) [1] | $ 1,104,285 | $ 1,005,133 | $ 948,121 | $ 900,213 | $ 809,621 | $ 735,492 | $ 639,716 | $ 598,441 | $ 542,365 | $ 509,140 |
| Capital and leverage [2] | | | | | | | | | | |
| CET1 ratio | 13.3 % | 13.3 % | 12.4 % | 11.7 % | 12.4 % | 12.1 % | 11.6 % | 11.4 % | 10.6 % | 11.3 % |
| Tier 1 capital ratio | 15.1 % | 14.8 % | 13.9 % | 13.3 % | 14.1 % | 13.6 % | 12.9 % | 12.9 % | 12.1 % | 12.8 % |
| Total capital ratio | 17.4 % | 17.0 % | 16.0 % | 15.3 % | 16.2 % | 16.1 % | 15.0 % | 14.9 % | 13.8 % | 14.8 % |
| Leverage ratio | 4.3 % | 4.3 % | 4.2 % | 4.4 % | 4.7 % | 4.7 % | 4.3 % | 4.3 % | 4.0 % | 4.0 % |
| Net interest margin | 1.43 % | 1.36 % | 1.35 % | 1.40 % | 1.42 % | 1.50 % | 1.65 % | 1.68 % | 1.66 % | 1.64 % |
| Net interest margin on average interest-earning assets | 1.55 % | 1.47 % | 1.49 % | 1.58 % | 1.59 % | 1.69 % | 1.84 % | 1.88 % | 1.85 % | 1.88 % |
| Operating leverage | 4.0 % | 9.1 % | (5.2)% | (1.9)% | 5.3 % | (4.0)% | (1.5)% | 2.4 % | 1.6 % | 7.3 % |
| Efficiency ratio | 54.4 % | 56.4 % | 61.5 % | 58.6 % | 57.6 % | 60.6 % | 58.3 % | 57.5 % | 58.8 % | 59.7 % |

(1) Average balances are calculated as a weighted average of daily closing balances.
(2) RWA and our capital ratios are calculated pursuant to OSFI's CAR Guideline, and the leverage ratio is calculated pursuant to OSFI's Leverage Requirements Guideline, all of which are based on BCBS standards. For additional information, see the "Capital management" and "Liquidity risk" sections of the MD&A.

## Condensed consolidated statement of changes in equity

Unaudited,

| $ millions, for the year ended October 31 | 2025 | 2024 | 2023 | 2022 | 2021 | 2020 | 2019 | 2018 | 2017 | 2016 |
|---|---|---|---|---|---|---|---|---|---|---|
| Balance at beginning of year | $ 59,007 | $ 53,163 | $ 50,382 | $ 45,830 | $ 41,335 | $ 38,580 | $ 35,116 | $ 31,237 | $ 23,673 | $ 21,553 |
| Adjustment for change in accounting policy | – | – | (56) [1] | – | – | 148 [2] | 6 [3] | (91) [4] | – | – |
| Premium on purchase of common shares | (1,396) | (329) | – | (105) | – | (166) | (79) | (313) | – | (209) |
| Changes in share capital | | | | | | | | | | |
| Preferred and other equity instruments | 1,423 | 21 | 2 | 598 | 750 | 750 | 575 | 453 | 797 | – |
| Common | (166) | 929 | 1,356 | 375 | 443 | 317 | 348 | 695 | 4,522 | 213 |
| Changes in contributed surplus | 67 | 50 | (6) | 5 | (7) | (8) | (11) | (1) | 65 | (4) |
| Changes in OCI | 1,072 | 1,670 | (131) | 570 | (339) | 647 | 122 | 317 | (338) | (248) |
| Net income | 8,429 | 7,115 | 5,001 | 6,220 | 6,429 | 3,790 | 5,096 | 5,267 | 4,699 | 4,275 |
| Dividends and distributions | | | | | | | | | | |
| Preferred and other equity instruments | (364) | (263) | (267) | (171) | (158) | (122) | (111) | (89) | (52) | (38) |
| Common | (3,629) | (3,382) | (3,149) | (2,954) | (2,622) | (2,592) | (2,488) | (2,356) | (2,121) | (1,879) |
| Non-controlling interests | 12 | 40 | 31 | 19 | 1 | (5) | 13 | (25) | 1 | 8 |
| Other | (42) | (7) | – | (5) | (2) | (4) | (7) | 22 | (9) | 2 |
| Balance at end of year | $ 64,413 | $ 59,007 | $ 53,163 | $ 50,382 | $ 45,830 | $ 41,335 | $ 38,580 | $ 35,116 | $ 31,237 | $ 23,673 |

(1) Represents the impact of adoption of IFRS 17 "Insurance Contracts".
(2) Represents the impact of adoption of IFRS 16 "Leases".
(3) Represents the impact of adoption of IFRS 15 "Revenue from Contracts with Customers".
(4) Represents the impact of adoption of IFRS 9 "Financial Instruments".

# Common share information

Unaudited, as at or for the

| year ended October 31 | **2025** | 2024 | 2023 | 2022 | 2021 | 2020 | 2019 | 2018 | 2017 | 2016 |
|---|---|---|---|---|---|---|---|---|---|---|
| Weighted-average basic shares outstanding (thousands) | **935,374** | 939,352 | 915,631 | 903,312 | 897,906 | 890,870 | 888,648 | 886,163 [1] | 825,271 | 790,778 |
| Per share | | | | | | | | | | |
| – basic earnings | **$ 8.62** | $ 7.29 | $ 5.17 | $ 6.70 | $ 6.98 | $ 4.12 | $ 5.61 | $ 5.84 | $ 5.63 | $ 5.36 |
| – diluted earnings | **8.57** | 7.28 | 5.17 | 6.68 | 6.96 | 4.11 | 5.60 | 5.82 | 5.62 | 5.35 |
| – dividends | **3.88** | 3.60 | 3.44 | 3.27 | 2.92 | 2.91 | 2.80 | 2.66 | 2.54 | 2.375 |
| – book value [2] | **62.33** | 57.08 | 51.56 | 49.95 | 45.83 | 42.03 | 39.94 | 36.92 | 33.28 | 28.30 |
| Closing share price [3] | **116.21** | 87.11 | 48.91 | 61.87 | 75.09 | 49.69 | 56.16 | 56.84 | 56.78 | 50.25 |
| Dividend payout ratio | **45.0 %** | 49.4 % | 66.5 % | 48.8 % | 41.8 % | 70.7 % | 49.9 % | 45.5 % | 45.6 % | 44.3 % |

(1) Excludes 4,021,780 common shares which were issued and outstanding but which had not been acquired by a third-party as at October 31, 2017. These shares were issued as a component of our acquisition of The PrivateBank.
(2) Common shareholders' equity divided by the number of common shares issued and outstanding at end of year.
(3) The closing price on the last trading day of the year, on the TSX.

# Preferred shares and other equity instruments [1]

Unaudited, for the year ended

| October 31 | **2025** | 2024 | 2023 | 2022 | 2021 | 2020 | 2019 | 2018 | 2017 | 2016 |
|---|---|---|---|---|---|---|---|---|---|---|
| Preferred shares [2] | | | | | | | | | | |
| Class A | | | | | | | | | | |
| Series 39 [3] | **$ –** | $ 0.6962 | $ 0.9283 | $ 0.9283 | $ 0.9283 | $ 0.9283 | $ 0.9633 | $ 0.9750 | $ 0.9750 | $ 0.9750 |
| Series 41 [4] | **0.2443** | 0.9773 | 0.9773 | 0.9773 | 0.9773 | 0.9673 | 0.9375 | 0.9375 | 0.9375 | 0.9375 |
| Series 43 [5] | **0.5893** | 0.7858 | 0.7858 | 0.7858 | 0.7858 | 0.8714 | 0.9000 | 0.9000 | 0.9000 | 0.9000 |
| Series 45 [6] | **–** | – | – | 0.8250 | 1.1000 | 1.1000 | 1.1000 | 1.1000 | 0.4551 | – |
| Series 47 | **1.4695** | 1.4695 | 1.3834 | 1.1250 | 1.1250 | 1.1250 | 1.1250 | 0.8769 | – | – |
| Series 49 [7] | **–** | 0.6500 | 1.3000 | 1.3000 | 1.3000 | 1.3000 | 0.9990 | – | – | – |
| Series 51 [8] | **–** | 0.9656 | 1.2875 | 1.2875 | 1.2875 | 1.2875 | 0.5256 | – | – | – |
| Series 56 | **73.6500** | 73.6500 | 82.1248 | – | – | – | – | – | – | – |
| Series 57 [9] | **73.3700** | 42.9164 | – | – | – | – | – | – | – | – |
| Series 61 [10] | **37.9523** | – | – | – | – | – | – | – | – | – |
| Other equity instruments | | | | | | | | | | |
| Limited Recourse Capital Notes [11] | | | | | | | | | | |
| Series 1 [12] | **– %** | 4.375 % | 4.375 % | 4.375 % | 4.375 % | 4.375 % | – % | – % | – % | – % |
| Series 2 | **4.000 %** | 4.000 % | 4.000 % | 4.000 % | 4.000 % | – % | – % | – % | – % | – % |
| Series 3 | **7.150 %** | 7.150 % | 7.150 % | 7.150 % | – % | – % | – % | – % | – % | – % |
| Series 4 | **6.987 %** | 6.987 % | – % | – % | – % | – % | – % | – % | – % | – % |
| Series 5 [13] | **6.950 %** | – % | – % | – % | – % | – % | – % | – % | – % | – % |
| Series 6 | **6.369 %** | – % | – % | – % | – % | – % | – % | – % | – % | – % |
| Series 7 [13] | **7.000 %** | – % | – % | – % | – % | – % | – % | – % | – % | – % |
| Series 8 | **5.898 %** | – % | – % | – % | – % | – % | – % | – % | – % | – % |

(1) The dividends and distributions are adjusted for the number of days during the year that the share and other equity instruments are outstanding at the time of issuance and redemption.
(2) Represents dividends declared and paid.
(3) Series 39 preferred shares were redeemed on July 31, 2024.
(4) Series 41 preferred shares were redeemed on January 31, 2025.
(5) Series 43 preferred shares were redeemed on July 31, 2025.
(6) Series 45 preferred shares were redeemed on July 29, 2022.
(7) Series 49 preferred shares were redeemed on April 30, 2024.
(8) Series 51 preferred shares were redeemed on July 31, 2024.
(9) Series 57 preferred shares were issued on March 12, 2024.
(10) Series 61 preferred shares were issued on March 24, 2025.
(11) Represents the annual interest rate percentage applicable to the LRCNs issued as at October 31 for each respective year.
(12) LRCN Series 1 Notes were redeemed on September 29, 2025.
(13) LRCN Series 5 and Series 7 are denominated in U.S. dollars.

# Shareholder information

## Fiscal Year
November 1st to October 31st

## Key Dates

### Reporting dates 2026
First quarter results – Thursday, February 26, 2026
Second quarter results – Thursday, May 28, 2026
Third quarter results – Thursday, August 27, 2026
Fourth quarter results – Thursday, December 3, 2026

### Annual Meeting of Shareholders 2026
CIBC's Annual Meeting of Shareholders will be held on April 16, 2026. For more details, please visit our Annual Meeting webpage at https://www.cibc.com/en/about-cibc/investor-relations/annual-meeting.html.

### Common shares of CIBC (CM) are listed on the Toronto Stock Exchange and the New York Stock Exchange. Preferred shares are listed on the Toronto Stock Exchange.

### Dividends
Quarterly dividends were paid on CIBC common and preferred shares in 2025:

### Common shares

| Record date | Payment date | Dividends per share | Number of common shares on record date |
|---|---|---|---|
| Sep 29/25 | Oct 28/25 | $0.97 | 928,768,222 |
| Jun 27/25 | Jul 28/25 | $0.97 | 931,638,836 |
| Mar 28/25 | Apr 28/25 | $0.97 | 938,188,664 |
| Dec 27/24 | Jan 28/25 | $0.97 | 942,347,049 |

### Preferred shares

| Stock | Series 47 | Series 56 | Series 57 | Series 61 |
|---|---|---|---|---|
| Ticker symbol | CM.PR.S | n/a | n/a | n/a |
| Quarterly dividend | $0.367375 | n/a | n/a | n/a |
| Semi-annual dividend | n/a | $36.825000 | $36.685000 | $31.845000 |

### 2026 dividend payment dates
(Subject to approval by the CIBC Board of Directors)

| Record dates | Payment dates |
|---|---|
| December 29, 2025 | January 28, 2026 |
| March 27, 2026 | April 28, 2026 |
| June 29, 2026 | July 28, 2026 |
| September 28, 2026 | October 28, 2026 |

### Eligible dividends
CIBC designates any and all dividends paid or deemed for Canadian federal, provincial or territorial income tax purposes to be paid on or after January 1, 2006 to be "eligible dividends", unless otherwise indicated in respect of dividends paid subsequent to this notification, and hereby notifies all recipients of such dividends of this designation.

### Normal course issuer bid
CIBC is conducting a normal course issuer bid to purchase common shares for cancellation in the open market at market price until the earlier of: (i) CIBC purchasing 20 million common shares: (ii) CIBC providing a notice of termination, or (iii) September 9, 2026. A copy of the Notice of Intention to Make a Normal Course Issuer Bid that CIBC filed with the Toronto Stock Exchange may be obtained without charge by contacting the Corporate Secretary.

### Regulatory capital
Information on CIBC's regulatory capital instruments and regulatory capital position may be found at https://www.cibc.com/en/about-cibc/investor-relations/regulatory-capital-instruments.html.

### Credit ratings
Credit rating information can be found on pages 75–76 in this Annual Report.

### Shareholder investment plan
All Canadian and U.S. resident registered holders of CIBC common shares and designated Class A preferred shares may participate in one or more of the following options and pay no brokerage commissions or service charges:

**Dividend reinvestment option** – Canadian residents may have dividends reinvested in additional CIBC common shares.
**Share purchase option** – Canadian residents may purchase up to $50,000 of additional CIBC common shares during the fiscal year.
**Stock dividend option** – U.S. residents may elect to receive stock dividends on CIBC common shares.

Further information is available through TSX Trust Company and on the CIBC website at www.cibc.com.

**Transfer agent and registrar**

For information relating to shareholdings, shareholder investment plan, dividends, direct dividend deposit, dividend reinvestment accounts and lost certificates, or to eliminate duplicate mailings of shareholder material, please contact:

TSX Trust Company, 301-100 Adelaide St. West, Toronto, ON M5H 4H1,

416 682-3860 or 1 800 387-0825 (Canada and the U.S. only), fax 416-361-0470, Email: shareholderinquiries@tmx.com,

website: www.tsxtrust.com.

Common and preferred shares are transferable in Canada at the offices of our agent, TSX Trust Company, in Toronto, Montreal, Calgary and Vancouver.

In the U.S., common shares are transferable at:

Computershare Inc., By Mail: P.O. Box 43078 Providence, RI 02940; By Overnight Delivery: 150 Royall St., Canton, MA 02021, 1 800-522-6645, website: www.computershare.com/investor.

Registered shareholders can opt to have their shares recorded electronically in the Direct Registration System (DRS). Please contact our transfer agent for details.

## How to reach us:

| **CIBC Head Office** | **Investor Relations** | **Corporate Secretary** | **Client Complaint Appeals Office (CCAO)** |
|---|---|---|---|
| 81 Bay Street, CIBC SQUARE, Toronto, Ontario, Canada M5J 0E7 SWIFT code: CIBCCATT Website: www.cibc.com | Email: Mailbox.InvestorRelations@cibc.com | Email: corporate.secretary@cibc.com | Toll-free across Canada: 1-888-947-5207 Email: mailbox.clientcomplaintappeals@cibc.com |

| **CIBC Telephone Banking** | **Communications and Public Affairs** | **Client Care** |
|---|---|---|
| Toll-free across Canada: 1 800 465-2422 | Email: Mailbox.Communications@cibc.com | Toll-free across Canada: 1 800 465-2255 Email: client.care@cibc.com |

## Where to find more information

**CIBC Annual Report 2025**

Additional print copies of the Annual Report will be available in March 2026 and may be obtained by emailing Mailbox.InvestorRelations@cibc.com. The Annual Report is also available online at www.cibc.com/ca/investor-relations/annual-reports.html.

Des exemplaires supplémentaires du Rapport annuel seront disponibles en mars 2026 et peuvent être commandés par courriel à relationsinvestisseurs@cibc.com. Le Rapport annuel est aussi disponible à l'adresse www.cibc.com/ca/investor-relations/annual-reports-fr.html.

**CIBC Sustainability Report and Public Accountability Statement 2025**

This report reviews our economic, environmental, social and governance activities over the past year and will be available in March 2026 at https://www.cibc.com/en/about-cibc/corporate-responsibility.html.

**Management Proxy Circular 2026**

The Management Proxy Circular contains information for shareholders about CIBC's annual meeting, including information relating to the election of CIBC's directors, appointment of auditors and shareholder proposals, as well as other matters. The 2026 Proxy Circular will be available in March 2026 at www.cibc.com.

**Corporate Governance**

CIBC's Statement of Corporate Governance Practices describes the governance framework that guides the Board and management in fulfilling their obligations to CIBC and our shareholders. This statement and other information on Corporate Governance at CIBC, including our CIBC Code of Conduct for all employees and Directors, can be found on our corporate website at www.cibc.com/ca/inside-cibc/governance/governance-practices.html.

**Regulatory Filings**

In Canada with the Canadian Securities Administrators at www.sedarplus.com.

In the U.S. with the U.S. Securities and Exchange Commission at www.sec.gov/edgar.shtml.

**Incorporation**

Canadian Imperial Bank of Commerce (CIBC) is a diversified financial institution governed by the *Bank Act* (Canada). CIBC was formed through the amalgamation of The Canadian Bank of Commerce and Imperial Bank of Canada in 1961.

The Canadian Bank of Commerce was originally incorporated as Bank of Canada by special act of the legislature of the Province of Canada in 1858. Subsequently, the name was changed to The Canadian Bank of Commerce and it opened for business under that name in 1867. Imperial Bank of Canada was incorporated in 1875 by special act of the Parliament of Canada and commenced operations in that year.

**Trademarks**

Trademarks used in this Annual Report which are owned by Canadian Imperial Bank of Commerce, or its subsidiaries in Canada and/or other countries include, "Adapta", "Ambition", "Ambitions Made Real", "Aventura", "CIBC Agility", "CIBC Bank USA Smart Account", the CIBC logo, "CIBC CRTeX", "CIBC eAdvantage", "CIBC ForeignCash Online", "CIBC Global Money Transfer", "CIBC GoalPlanner", "CIBC Investor's Edge", "CIBC Miracle Day", "CIBC Mobile Banking", "CIBC Private Wealth", "CIBC Smart", "CIBC Smart Planner", "CIBC SmartBanking", "Simplii Financial" and "Wood Gundy". All other trademarks mentioned in this annual report which are not owned by Canadian Imperial Bank of Commerce or its subsidiaries are the property of their respective owners.

## Board of Directors:

**Katharine B. Stevenson**
Chair of the Board
CIBC
Corporate Director
Toronto, Ontario, Canada
Joined in 2011

**Harry Culham**
President and Chief Executive Officer
CIBC
Toronto, Ontario, Canada
Joined in 2025

**Mary Lou Maher**
(AC – Chair, CGC)
Corporate Director
Toronto, Ontario, Canada
Joined in 2021

**Martine Turcotte**
(AC, MRCC)
Corporate Director
Verdun, Québec, Canada
Joined in 2014

**Ammar Aljoundi**
(RMC)
President and Chief Executive Officer
Agnico Eagle Mines Limited
Toronto, Ontario, Canada
Joined in 2022

**Marianne Harrison**
(AC, RMC)
Corporate Director
Dover, New Hampshire, U.S.A.
Joined in 2025

**William F. Morneau**
(TC – Chair, CGC, RMC)
Corporate Director
Toronto, Ontario, Canada
Joined in 2022

**Barry L. Zubrow**
(RMC – Chair, CGC, TC)
Chief Executive Officer
ITB LLC
West Palm Beach, Florida, U.S.A.
Joined in 2015

**Nanci E. Caldwell**
(CGC – Chair, MRCC, TC)
Corporate Director
Woodside, California, U.S.A.
Joined in 2015

**Kevin J. Kelly**
(MRCC – Chair, CGC)
Corporate Director
Toronto, Ontario, Canada
Joined in 2013

**Mark W. Podlasly**
(AC, RMC)
Chief Executive Officer
First Nations Major Projects
Coalition
Vancouver, B.C., Canada
Joined in 2023

**Michelle L. Collins**
(AC)
President
Cambium LLC
Chicago, Illinois, U.S.A.
Joined in 2017

**Christine E. Larsen**
(MRCC, TC)
Corporate Director
Montclair, New Jersey, U.S.A.
Joined in 2016

**François L. Poirier**
(RMC)
President and Chief Executive
Officer
TC Energy Corporation
Calgary, Alberta, Canada
Joined in 2024

AC – Audit Committee
CGC – Corporate Governance Committee
MRCC – Management Resources and Compensation Committee
RMC – Risk Management Committee
TC – Technology Committee